This is a confidential draft submission to the U.S. Securities and Exchange Commission on July 30, 2021 and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

Amendment No. 2
to
FORM F-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

_______________

ETORO GROUP LTD.
(Exact name of registrant as specified in its charter)

_______________

British Virgin Islands	6211	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 Sheshet Hayamim St.,
Bnei Brak, Israel 5120261
+972 73-265-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________

eToro USA LLC
221 River St 9th floor,
Hoboken, NJ 07030
+1 201-479-0267
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________

Copies of all correspondence to:

David Goldschmidt Sven Mickisch Maxim Mayer-Cesiano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: 212-735-3000	Dan Shamgar Jonathan Irom David Glatt Meitar Law Offices 16 Abba Hillel Rd. Ramat Gan 52506 Israel Tel: 972-3-610-3100	Todd Hentges Timothy Rupp Morgan, Lewis & Bockius LLP 1701 Market St. Philadelphia, PA 19103 Tel: 215-963-5000	Chaim Friedland Timor Belan Gornitzky & Co., Advocates and Notaries Vitania Tel-Aviv Tower 20 Haharash St. Tel-Aviv, Israel 6761310

_______________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement provided that all other conditions to the proposed merger described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Security		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee(3)
common shares, no par value per share(4)	32,904,667	$10.88	(5)	$357,838,253.08	(5)	$39,040.15
common shares, no par value per share(6)	776,695,255	$0.50	(7)	$389,379,683.94	(7)	$42,481.32
Warrants to purchase common shares(8)	7,480,000	$14.21	(9)	$106,290,800.00	(9)	$11,596.33
Common stock issuable upon exercise of the warrants(10)	7,480,000	—	(11)	—	(11)	—
common shares underlying convertible securities(12)	40,000,000	$0.50	(13)	$20,053,151.16	(13)	$2,187.80
Total	864,559,922	$—		$873,561,888.18		$95,305.60

____________

(1)      All securities being registered will be issued by eToro Group Ltd., a company organized under the laws of the British Virgin Islands (“eToro”), in connection with the merger agreement described in this registration statement and the proxy statement/prospectus included herein, which provides for, among other things, the merger of Buttonwood Merger Sub Corp., a Delaware corporation and a direct, wholly-owned subsidiary of eToro (“merger sub”) with and into FinTech Acquisition Corp. V, a Delaware corporation (“FTV”), with FTV surviving as a wholly-owned subsidiary of eToro (the “merger”). As a result of the merger, (i) each unit of FTV will be automatically separated into one share of FTV Class A common stock, par value $0.0001 per share (the “FTV Class A stock”), and one-third of one public warrant or private placement warrant, as applicable, (ii) each share of FTV Class B common stock, par value $0.0001 per share (the “FTV Class B stock”), issued and outstanding immediately prior to the effective time (after giving effect to the forfeiture of certain shares of FTV Class B stock as described in the accompanying proxy statement/prospectus), will be converted into the right to receive one common share of eToro, no par value (the “eToro common shares”), (iii) each share of FTV Class A stock issued and outstanding immediately prior to the effective time (after giving effect to the FTV stockholder redemption (as defined in the accompanying proxy statement/prospectus) and other than excluded shares (as defined in the accompanying proxy statement/prospectus)) will be converted into the right to receive one eToro common share, (iv) each public warrant of FTV (the “FTV public warrants”) outstanding immediately prior to the effective time will be converted into a warrant to purchase eToro common shares (an “eToro warrant”) and (v) each private placement warrant of FTV (the “FTV private placement warrants”) will be cancelled and forfeited for no consideration. In addition, prior to the effective time, subject to receiving the requisite approval of the shareholders of eToro (“eToro shareholders”), eToro intends to (a) convert the outstanding preferred shares, no par value, of eToro into eToro common shares in accordance with eToro’s organizational documents (the “preferred share conversion”), (b) reclassify each eToro common share that, immediately following the preferred share conversion, is outstanding, as well as each eToro common share underlying any vested eToro options into (x) one eToro common share and (y) its pro rata share of 40,000,000 eToro price adjustment rights (as defined and discussed in more detail in the accompanying proxy statement/prospectus) (the “reclassification”) and (c) effect a stock split of the eToro common shares into a number of eToro common shares calculated in accordance with the terms of the merger agreement such that each eToro common share will have a value of $10.00 per share (the “stock split”).

(2)      Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)      Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $109.10 per $1,000,000 of the proposed maximum aggregate offering price.

(4)      Represents eToro common shares issuable to FTV stockholders in exchange for outstanding FTV common stock upon the merger of merger sub with and into FTV.

(5)      In accordance with Rule 457(f)(1) of the Securities Act, in respect of the eToro common shares to be issued to FTV stockholders, based on the average of the high ($11.04) and low ($10.81) prices of the FTV Class A stock on the Nasdaq Stock Market (“Nasdaq”) on May 7, 2021.

(6)      Represents eToro common shares issuable to eToro shareholders pursuant to the reclassification (as adjusted by the stock split).

(7)      In accordance with Rule 457(f)(2) of the Securities Act, in respect of the eToro common shares to be issued to eToro shareholder, based on the book value of eToro common shares as of May 7, 2021.

(8)      Represents eToro warrants, with each whole warrant entitling the holder to purchase one eToro common share, to be issued in exchange for FTV public warrants.

(9)      In accordance with Rule 457(f)(1) and 457(i) of the Securities Act, estimated solely for the purpose of calculating the registration fee, and represents the sum of (i) the average of the high ($2.78) and low ($2.78) prices of the FTV public warrants on Nasdaq on May 7, 2021 (such date being within five business days of the date that this registration statement was first filed with the SEC) and (ii) the exercise price of $11.50 per share of common stock issuable upon exercise of such FTV public warrant.

(10)    Represents eToro common shares to be issued upon the exercise of 7,480,000 redeemable warrants to purchase eToro common share at an exercise price of $11.50 per share, at any time commencing on the later of 12 months from December 8, 2020, the closing of FTV’s initial public offering, or 30 days after the closing. Such FTV public warrants will automatically be converted into warrants to purchase shares of eToro common shares following the merger.

(11)    No additional registration fee is payable pursuant to Rule 457(g).

(12)    Represents eToro common shares issuable upon exercise of the price adjustment rights.

(13)    In accordance with Rule 457(f)(2) of the Securities Act, in respect of the eToro common shares issuable upon exercise of the price adjustment rights (as defined herein), based on the book value of eToro common shares of as May 7, 2021.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission (“SEC”), acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. eToro may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is effective. This proxy statement/prospectus is neither an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted. Any representation to the contrary is a criminal offense.

This is a confidential draft submission to the U.S. Securities and Exchange Commission on July [•], 2021 and is not being filed under the Securities Act of 1933, as amended.

PRELIMINARY COPY — SUBJECT TO COMPLETION DATED JULY [•], 2021

PROXY STATEMENT/PROSPECTUS

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF
FinTech Acquisition Corp. V

_______________

PROSPECTUS FOR UP TO [•] COMMON SHARES, [•] WARRANTS, AND [•] COMMON SHARES UNDERLYING WARRANTS AND PRICE ADJUSTMENT RIGHTS OF ETORO GROUP LTD.

The board of directors of FinTech Acquisition Corp. V, a Delaware corporation (“FTV”), has unanimously approved the Agreement and Plan of Merger (“merger agreement”), dated as of March 16, 2021, by and among FTV, eToro Group Ltd., a company organized under the laws of the British Virgin Islands (“eToro”), and Buttonwood Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of eToro (“merger sub”). On the terms and subject to the conditions set forth in the merger agreement, merger sub will merge with and into FTV (the “merger”), with FTV surviving the merger as a direct wholly-owned subsidiary of eToro.

Pursuant to the merger agreement, at the effective time of the merger (the “effective time”), (i) each unit of FTV will be automatically separated into one share of FTV Class A common stock, par value $0.0001 per share (the “FTV Class A stock”), and one-third of one public warrant or private placement warrant, as applicable, (ii) each share of FTV Class B common stock, par value $0.0001 per share (the “FTV Class B stock”), issued and outstanding immediately prior to the effective time (after giving effect to the forfeiture of certain shares of FTV Class B stock as described in the accompanying proxy statement/prospectus), will be converted into the right to receive one common share of eToro, no par value (the “eToro common shares”), (iii) each share of FTV Class A stock issued and outstanding immediately prior to the effective time (after giving effect to the FTV stockholder redemption (as defined in the accompanying proxy statement/prospectus) and other than excluded shares (as defined in the accompanying proxy statement/prospectus)) will be converted into the right to receive one eToro common share, (iv) each public warrant of FTV (the “FTV public warrants”) outstanding immediately prior to the effective time will be converted into a warrant to purchase eToro common shares (an “eToro warrant”) and (v) each private placement warrant of FTV will be cancelled and forfeited for no consideration.

Prior to the effective time, subject to receiving the requisite approval of the shareholders of eToro (“eToro shareholders”), eToro intends to (i) convert the outstanding preferred shares, no par value, of eToro into eToro common shares in accordance with eToro’s organizational documents (the “preferred share conversion”), (ii) reclassify each eToro common share that, immediately following the preferred share conversion, is outstanding, as well as each eToro common share underlying any vested eToro options into (a) one eToro common share and (b) its pro rata share of 40,000,000 eToro price adjustment rights (as defined and discussed in more detail in the accompanying proxy statement/prospectus) (the “reclassification”) and (iii) effect a stock split of the eToro common shares into a number of eToro common shares calculated in accordance with the terms of the merger agreement such that each eToro common share will have a value of $10.00 per share (the “stock split” and, together with the preferred share conversion and the reclassification, the “capital restructuring”).

Concurrently with the execution of the merger agreement, eToro and certain investors (“PIPE investors”) entered into separate subscription agreements (“subscription agreements”) providing for the purchase by the PIPE investors, at the closing of the merger, of an aggregate of 65,000,000 eToro common shares at a price per share of $10.00 and an aggregate purchase price of $650 million.

The registration statement includes a prospectus of eToro that covers (i) the eToro common shares issuable to the FTV stockholders in the merger, as discussed above, (ii) the eToro common shares issuable to the eToro shareholders in the reclassification (as adjusted by the stock split) and including the eToro common shares that may become issuable upon the automatic exercise of the eToro price adjustment rights issued in the reclassification, as discussed in more detail in the accompanying proxy statement/prospectus, (iii) the eToro warrants that will be issued in exchange for the FTV public warrants, as discussed above, and (iv) the eToro common shares that may become issuable upon the exercise of the eToro warrants. Accordingly, eToro is registering up to an aggregate of [•] eToro common shares, [•] eToro warrants, and [•] eToro common shares issuable upon the exercise of the price adjustment rights and the eToro warrants.

Proposals to approve and adopt the merger agreement and approve the merger and certain other proposals discussed in the accompanying proxy statement/prospectus will be presented at the special meeting scheduled to be held at [•] Eastern Time on [•], 2021, virtually accessible at [•].

It is anticipated that, upon completion of the transactions, the eToro common shares issued to the FTV stockholders, including the Sponsors (as defined in the accompanying proxy statement/prospectus), as merger consideration will represent an ownership interest in eToro of approximately [•]%, the eToro common shares held by eToro shareholders immediately prior to the effective time (but after giving effect to the stock split), which includes the pre-PIPE investment will represent an ownership interest in eToro of approximately [•]% and eToro common shares issuable to the PIPE investors pursuant to the subscription agreements will represent an ownership interest in eToro of approximately [•]%. These relative percentages assume that none of FTV’s existing stockholders exercise their redemption rights and that the self-tender offer (as described in more detail in the accompanying joint proxy statement/prospectus) does not occur. In addition, these percentages include the eToro common shares that will be held by Sponsors but that will be subject to price-based transfer restrictions. These percentages do not account for the outstanding options issued by eToro, the price adjustment rights or the eToro warrants that will be issued upon conversion of the FTV public warrants. If any of the FTV stockholders exercise such FTV stockholder’s redemption rights, the percentage ownership of the FTV stockholders will be lower. You should read “Proposal one — The merger proposal — Transaction structure” in the accompanying proxy statement/prospectus for further information.

Although eToro is not currently a public reporting company, following the effectiveness of the registration statement of which the accompanying proxy statement/prospectus is a part and the closing of the merger, eToro will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). eToro intends to apply for listing of eToro common shares and eToro warrants on The Nasdaq Capital Market (“Nasdaq”) under the proposed symbols “[•]” and “[•]”, respectively, to be effective at the consummation of the merger. It is a condition of the consummation of the merger that eToro common shares issuable in the merger, the eToro common shares issuable in the reclassification and the eToro warrants are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the date of completion of the merger, there can be no assurance that eToro’s securities will be listed on Nasdaq or that a viable and active trading market will develop. See the section of the accompanying proxy statement/prospectus entitled “Risk factors” for more information.

eToro is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

eToro is also a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, eToro’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, eToro will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The accompanying proxy statement/prospectus provides FTV stockholders with detailed information about the merger and other matters to be considered at the special meeting. We encourage you to read the entire accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety.

Yoni Assia Chief Executive Officer eToro Group Ltd.	[•] [•] FinTech Acquisition Corp. V

NONE OF THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [•], 2021, and is first being mailed to FTV stockholders on or about [•], 2021.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF FINTECH ACQUISITION CORP. V

To be held on [•], 2021

To the stockholders of FinTech Acquisition Corp. V:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of FinTech Acquisition Corp. V (“FTV”), will be held at [•] Eastern Time on [•], 2021. Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of the stockholders of FTV, the special meeting will be a virtual meeting. You are cordially invited to attend and participate in the special meeting online by visiting [•]. The special meeting will be held for the following purposes:

1.      Proposal No. 1 — The Merger Proposal — to consider and vote upon a proposal to approve and adopt the merger agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and the merger of Buttonwood Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of eToro Group Ltd. (“eToro”), with and into FTV, with FTV surviving the merger as a wholly-owned subsidiary of eToro (the “merger”), including the amendment and restatement of the FTV certificate of incorporation in the merger (the “FTV charter amendment”) — we refer to this proposal as the “merger proposal”;

2.      Proposal No. 2 — The New Charter Proposal — solely for holders of FTV Class B common stock, to consider and vote upon a proposal to approve the amendment and restatement of the FTV certificate of incorporation in the merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B — we refer to this proposal as the “new charter proposal”— the holders of shares FTV Class A common stock are not being asked to vote on this Proposal No. 2 because the FTV charter amendment is included in Proposal No. 1.

3.      Proposal No. 3 — The Material Differences Charter Proposal — to consider and vote upon a proposal to approve the following material differences between FTV’s existing certificate of incorporation and the eToro A&R articles (defined below) to be effective upon the consummation of the merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C:

•        eToro’s A&R articles will provide for two classes of eToro shares: eToro common shares, no par value, and eToro preferred shares, no par value. Under the eToro A&R articles, there will be only one class of eToro common shares, as opposed to two classes of common shares as provided for in the FTV certificate of incorporation. The eToro common shares will each have one vote per share. The eToro preferred shares will have such designations, powers, preferences, rights, qualifications, limitations and restrictions as specified by the eToro board of directors prior to issuance.

•        eToro’s corporate existence is perpetual, as opposed to FTV’s corporate existence, which will terminate if a business combination is not consummated within a specified time period.

•        eToro’s A&R articles will not include the various provisions applicable only to special purpose acquisition companies that the FTV certificate of incorporation contains.

•        eToro shareholders will have the right to call a special meeting as long as they are entitled to exercise one-third or more of the issued and outstanding shares entitled to vote in respect of the matter for which the meeting is requested, as opposed to only by the chairman of the board as under FTV’s certificate of incorporation.

•        No action may be taken by the eToro shareholders by written consent, unless the action to be effected by written consent of the eToro shareholders and the taking of such action by such written consent have expressly been approved in advance by the eToro board.

•        Under the eToro A&R articles, a quorum for an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-third of the votes of the eToro shares entitled to vote as a class or series thereon if the meeting is called by the eToro shareholders. If the meeting is called by the eToro board, a quorum for such an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-fourth of the votes of the eToro shares entitled to vote as a class or series thereon. A quorum for a meeting of the FTV stockholders requires the presence in person or by proxy of a simple majority of the outstanding FTV shares entitled to vote on the applicable matter.

•        For regulatory ownership limitations, the eToro A&R articles will impose a 9.9% ownership limitation on outstanding shares absent approval by the eToro board, subject to certain exceptions. There is no such restriction on FTV stock ownership.

•        The eToro A&R articles may be amended by the affirmative vote of at least a majority of the votes cast at a meeting of the eToro shareholders; provided that any amendment of the eToro A&R articles with respect to any amendment of the classified board, 9.9% ownership limitation or director removal standard, such amendment will require the affirmative vote of at least two-thirds of the votes of the eToro shares entitled to vote at a meeting of the eToro shareholders; provided, further, that in no event shall such amendment be made unless the eToro board has recommended the eToro shareholders to vote in favor of adoption of such amendment by a board resolution.

•        Under the eToro A&R articles, the eToro board will be a classified board, divided into three classes, as opposed to FTV’s two classes. Class I directors will initially serve until the first annual meeting of eToro shareholders following the closing; Class II directors will initially serve until the second annual meeting of eToro shareholders following the closing; and Class III directors will initially serve until the third annual meeting of eToro shareholders following the closing. Commencing with the first annual meeting of shareholders following the closing, directors of each class the term of which will then expire will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office.

•        Under the eToro A&R articles, directors can be removed from office, with cause, by a resolution of eToro shareholders passed at a meeting of eToro shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolution passed by at least two-thirds of the shares of the eToro shareholders entitled to vote at a meeting for the election of directors, as opposed to FTV’s simple majority requirement.

•        Pursuant to the eToro A&R articles, the positions of chairman of the eToro board and chief executive officer may be held by the same person.

We refer to this proposal as the “material differences charter proposal”; and

4.      Proposal No. 4 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the merger proposal, new charter proposal and material differences charter proposal — we refer to this proposal as the “adjournment proposal”.

We also will transact any other business as may properly come before the special meeting or any adjournment or postponement thereof.

The items of business listed above are more fully described elsewhere in the accompanying proxy statement/prospectus. Whether or not you intend to attend the special meeting, we urge you to read the accompanying proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS ENTITLED “RISK FACTORS.”

Only holders of record of FTV common stock at the close of business on [•], 2021 (the “record date”) are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

After careful consideration, FTV’s board of directors (the “FTV board”) has unanimously determined that each of the proposals listed above is fair to, advisable and in the best interests of FTV and the FTV stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above on which you are entitled to vote. When you consider the recommendations of the FTV board, you should keep in mind that FTV’s directors and officers may have interests in the merger that conflict with, or are different from, your interests as a stockholder of FTV. See the section of the accompanying proxy statement/prospectus entitled “Proposal one — The merger proposal — Interests of certain persons in the merger.”

The closing of the merger is conditioned on approval of the proposals set forth above. If any of these proposals is not approved and the applicable closing condition in the merger agreement is not waived, then the merger will not be consummated. The adjournment proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

All FTV stockholders of record as of the record date are cordially invited to attend the special meeting, which will be held virtually over the Internet at [•]. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of FTV common stock on the record date, you may also cast your vote at the special meeting. If your shares of FTV common stock are held in “street” name, which means your shares are held of record by a bank, broker or other nominee, you must instruct your bank, broker or other nominee on how to vote your shares or, if you wish to attend the special meeting, obtain a proxy from your bank, broker or other nominee.

A complete list of FTV stockholders of record entitled to vote at the special meeting will be available for at least ten days before the special meeting at the principal executive offices of FTV for inspection by FTV stockholders during business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting virtually or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares of FTV common stock are held in “street” name, which means your shares are held of record by a bank, broker or other nominee, you should contact your bank, broker or other nominee to ensure that votes related to the shares you beneficially own are properly voted and counted.

If you have any questions or need assistance voting your FTV common stock, please contact [•]. Questions can also be sent by email to [•]. This notice of special meeting is and the proxy statement/prospectus relating to the merger will be available at [•].

Thank you for your participation. eToro and FTV look forward to your continued support.

By Order of the Board of Directors

[•]

[•], 2021

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

ALL HOLDERS (THE “FTV PUBLIC STOCKHOLDERS”) OF SHARES OF FTV CLASS A STOCK ISSUED IN FTV’S INITIAL PUBLIC OFFERING (THE “FTV PUBLIC SHARES”) HAVE THE RIGHT TO HAVE THEIR FTV PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE MERGER. FTV PUBLIC STOCKHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE MERGER PROPOSAL, TO VOTE ON THE MERGER PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES REDEEMED FOR CASH. THIS MEANS THAT ANY FTV PUBLIC STOCKHOLDER HOLDING FTV PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE MERGER PROPOSAL.

TO EXERCISE REDEMPTION RIGHTS, HOLDERS MUST TENDER THEIR STOCK TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, FTV’S TRANSFER AGENT, NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR STOCK BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS ENTITLED “SPECIAL MEETING OF FTV STOCKHOLDERS — REDEMPTION RIGHTS.”

i

ANNEXES

A	Agreement and Plan of Merger, dated as of March 16, 2021, by and among eToro Group Ltd., FinTech Acquisition Corp. V and Buttonwood Merger Sub Corp.
B	Second Amended and Restated Certificate of Incorporation of FTV
C	Amended and Restated Memorandum and Articles of Association of eToro Group Ltd.
D	Opinion of JMP Securities LLC, dated as of March 16, 2021.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”), by eToro, constitutes a prospectus of eToro under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (a) eToro common shares to be issued to FTV stockholders in the merger, (b) eToro common shares issuable in the reclassification (as adjusted by the stock split), (c) the eToro warrants and (d) the eToro common shares issuable upon the automatic exercise of the price adjustment rights and the eToro warrants. This document also constitutes a proxy statement of FTV under the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of FTV stockholders to consider and vote upon, among others, the proposals to approve and adopt the merger agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the merger and to adjourn the meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to adopt the merger agreement.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the terms “eToro” refer to eToro Group Ltd., together with its subsidiaries, and to “FTV” refer to FinTech Acquisition Corp. V.

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

eToro’s audited consolidated financial statements included in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board administered by the International Accounting Standards Board (“IASB”) and referred to in this proxy statement/prospectus as “IFRS.” Adjusted EBITDA is a non-IFRS measure included in this proxy statement/prospectus. eToro’s management team uses adjusted net income before depreciation and amortization, finance income and finance expense, taxes on income (tax benefit), share-based payment expense and employee non-cash expense to evaluate its operating performance and make strategic decisions. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for eToro’s consolidated financial results prepared in accordance with IFRS.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this proxy statement/prospectus concerning eToro’s industry and the regions in which it operates, including eToro’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and reports provided to eToro. eToro has not independently verified the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which eToro believes to be reliable based upon its management’s knowledge of the industry, have not been independently verified. While eToro believes that the market data, industry forecasts and similar information included in this proxy statement/prospectus are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of eToro’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk factors,” “Cautionary statement regarding forward-looking statements; market, ranking and other industry data” and “eToro’s management’s discussion and analysis of financial condition and results of operations” in this proxy statement/prospectus.

EXCHANGE RATE PRESENTATION

Certain amounts described herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This proxy statement/prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. eToro does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of eToro by, any other companies.

v

SELECTED DEFINITIONS

“adjournment proposal” refers to the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the merger proposal, new charter proposal or material differences proposal.

“advance investment agreement” refers to that certain Advance Investment Agreement, dated as of February 13, 2021, by and between eToro Group Ltd. and certain investors listed therein.

“aggregate investment amount” means the $250,000,000 investment made by multiple investors in eToro pursuant to the advance investment agreement.

“BVI” refers to the British Virgin Islands.

“closing” refers to the consummation of the merger.

“closing date” refers to the date on which the closing actually occurs.

“cold wallet” refers to a wallet that store private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records.

“Companies Act” refers to the British Virgin Islands Business Companies Act of 2004, as amended

“Continental” or “FTV transfer agent” refers to Continental Stock Transfer & Trust Company, the transfer agent, warrant agent and escrow agent of FTV.

“cryptoasset” refers to a digital medium of exchange built using blockchain technology. Its creation and transfer is based on an open source cryptographic protocol and is not backed by any central bank or government.

“dollars” or “$” refers to U.S. dollars.

“effective time” refers to the effective time of the merger.

“eToro” refers to eToro Group Ltd., a company organized under the laws of the British Virgin Islands.

“eToro A&R articles” refers to the Amended and Restated Memorandum and Articles of Association, to be effective as of the closing, attached as Annex C to this proxy statement/prospectus.

“eToro board” refers to eToro’s board of directors.

“eToro current articles” refers to the Amended and Restated Memorandum and Articles of Association, dated as of February 17, 2021.

“eToro common shares” refers to common shares, no par value, of eToro.

“eToro option” refers to each outstanding and unexercised option to purchase eToro common shares issued pursuant to eToro’s Employee Share Option Plan (2007), whether or not then vested or fully exercisable.

“eToro preferred shares” refers to each outstanding preferred share, no par value, of eToro.

“eToro warrant” means each unexercised warrant to purchase eToro common shares from eToro.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“excluded shares” refers to all FTV shares that are owned by FTV, merger sub, eToro or any of their respective subsidiaries immediately prior to the effective time.

“FTV” refers to FinTech Acquisition Corp. V, a Delaware corporation.

“FTV board” refers to FTV’s board of directors.

“FTV certificate of incorporation” refers to the Amended and Restated Certificate of Incorporation of FTV, dated as of December 3, 2020.

“FTV Class A stock” refers to the Class A common stock, par value $0.0001 per share, of FTV.

“FTV Class B stock” refers to the Class B common stock, par value $0.0001 per share, of FTV.

“FTV common stock” refers to shares of FTV Class A stock and shares of FTV Class B stock.

“FTV private units” refers to the FTV units issued in a private placement in connection with FTV’s initial public offering, each consisting of one share of FTV Class A stock and one-third of one FTV private placement warrant.

“FTV private placement warrants” refers to the 213,333 private placement warrants initially issued to the Sponsors in a private placement.

“FTV public shares” refers to FTV Class A stock sold as part of the units in FTV’s initial public offering (whether they were purchased in that offering or thereafter in the open market).

“FTV public stockholders” refers to the holders of the FTV Class A stock included in the FTV units issued in FTV’s initial public offering.

“FTV public units” refers to the FTV units issued in FTV’s initial public offering, each consisting of one share of FTV Class A stock and one-third of one FTV public warrant.

“FTV stockholder redemption” refers to FTV’s acquisition of FTV public shares in connection with the merger pursuant to the right of the holders of FTV public shares to have their shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

“FTV stockholders” refers to, collectively, holders of shares of FTV Class A stock and holders of shares of FTV Class B stock.

“FTV unitholders” refers to the holders of FTV units.

“FTV units” refers to, collectively, the FTV private units and the FTV public units.

“FTV voting agreement” refers to that certain SPAC Voting Agreement, dated as of March 16, 2021, by and among FinTech Investor Holdings V, LLC, FinTech Masala Advisors V, LLC and eToro.

“FTV warrantholder” refers to the holders of FTV public warrants.

“FTV public warrants” refers to each warrant of FTV entitling the holder to purchase one share of FTV Class A stock per warrant at a price of $11.50 per share.

“hot wallet” refers to a wallet that is always connected to the internet. A hot wallet is often updated along with all the other wallets in a given network, and assets are easily exchanged from wallet to wallet.

“incentive equity plan” refers to the 2021 Share Incentive Plan of eToro to be adopted prior to the closing date pursuant to the merger agreement, substantially in the form as attached in Exhibit C of the merger agreement.

“ITA” refers to the Israel Tax Authority.

“material differences charter proposal” refers to the proposal to approve the material differences between the FTV certificate of incorporation and eToro’s A&R articles.

“merger” refers to the merger contemplated by the merger agreement.

“merger agreement” refers to that certain Agreement and Plan of Merger, dated as of March 16, 2021, by and among eToro, FTV and merger sub.

“merger proposal” refers to the proposal to approve and adopt the merger agreement and approve the merger, including the amendment and restatement of the FTV certificate of incorporation in the merger (the “FTV charter amendment”).

“merger sub” refers to Buttonwood Merger Sub Corp., a Delaware corporation and a direct, wholly-owned subsidiary of eToro.

“Nasdaq” refers to The Nasdaq Capital Market.

“new charter proposal” refers to the proposal to approve the amendment and restatement of the FTV certificate of incorporation in the merger, which is attached as Annex B to this proxy statement/prospectus.

“PCAOB” refers to the Public Company Accounting Oversight Board.

“PIPE investment” refers to the investment by the PIPE investors pursuant to the subscription agreements.

“PIPE investors” refers to certain investors who are party to the subscription agreements.

“PIPE shares” refers to the 65 million eToro common shares issuable pursuant to the subscription agreements.

“pre-PIPE conversion” refers to the conversion of the outstanding aggregate investment amount into eToro common shares pursuant to the terms and subject to the conditions set forth in the advance investment agreement.

“pre-PIPE investment” refers to the investment by the pre-PIPE investors pursuant to the advance investment agreement.

“preferred share conversion” refers to the conversion of the outstanding preferred shares, no par value, of eToro into eToro common shares in accordance with the eToro current articles.

“price adjustment rights” refers to the rights to receive, without any further action required by the holders of such rights, in the aggregate up to an additional 40 million eToro common shares pursuant to the merger agreement.

“reclassification” refers to the reclassification of each eToro common share that, immediately following the preferred share conversion, is outstanding, as well as each eToro common share underlying any vested eToro options into (a) one eToro common share and (b) its pro rata share of the eToro price adjustment rights.

“record date” refers to [•], 2021, the date for determining the FTV stockholders entitled to receive notice of and to vote at the special meeting.

“registered user” refers to any user who has created an account with a username, password and email address on the eToro platform.

“SEC” refers to the U.S. Securities and Exchange Commission.

“stock split” refers to the stock split of the eToro common shares into a number of eToro common shares calculated in accordance with the terms of the merger agreement such that each eToro common share will have a value of $10.00 per share.

“special meeting” refers to the special meeting of FTV stockholders to vote on matters relating to the merger to be convened on [•], 2021 at [•] [a.m.] [p.m.] Eastern Time, virtually accessible at [•].

“Sponsors” refers to collectively, FinTech Investor Holdings V, LLC, a Delaware limited liability company, and FinTech Masala Advisors V, LLC, a Delaware limited liability company.

“subscription agreements” refers to the separate subscription agreements, each dated March 16, 2021, between eToro and each of the PIPE investors, providing for the purchase by the PIPE investors at the closing of an aggregate of 65 million eToro common shares at a price per share of $10.00, for aggregate purchase price of $650 million.

“transactions” refers to the merger and the other transactions contemplated by the merger agreement.

“Treasury Regulations” refers to the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Internal Revenue Code of 1986.

“trust account” refers to the trust account established pursuant to a trust agreement with Continental, as trustee, in connection with FTV’s initial public offering.

“trust agreement” refers to the Investment Management Trust Agreement, effective as of December 3, 2020, by and between FTV and Continental.

“wallet” refers to an electronic device, online service, software program or other digital or physical record that allows one party to make electronic transactions with another party.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS AND
THE SPECIAL MEETING

The questions and answers below highlight only selected information set forth elsewhere in this proxy statement/prospectus and only briefly address some commonly asked questions about the special meeting and the proposals to be presented at the special meeting, including with respect to the merger. The following questions and answers do not include all the information that may be important to FTV stockholders. FTV stockholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the merger and the voting procedures for the special meeting.

Q:     Why am I receiving this proxy statement/prospectus?

A:     FTV and eToro have agreed to a merger and certain related transactions under the terms of the merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and FTV encourages the FTV stockholders to read the merger agreement in its entirety. FTV stockholders are being asked to consider and vote upon a proposal to approve and adopt the merger agreement and the merger of merger sub with and into FTV, with FTV surviving the merger as a wholly-owned subsidiary of eToro, including the FTV charter amendment that will occur in the merger. See the section of this proxy statement/prospectus entitled “Proposal one — The merger proposal.”

Q:     Are there any other matters being presented to FTV stockholders at the special meeting?

A:     In addition to voting on the merger proposal, the FTV stockholders will vote on the following proposals:

•        Solely for holders of shares of Class B common stock to consider and vote upon a proposal to approve the amendment and restatement of the FTV certificate of incorporation in the merger, a copy of which is attached to this proxy statement/prospectus as Annex B. See the section of this proxy statement/prospectus entitled “Proposal two — The new charter proposal.” The holders of shares FTV Class A common stock are not being asked to vote on this Proposal No. 2 because the FTV charter amendment is included in the merger proposal.

•        To approve the following material differences between the FTV certificate of incorporation and the eToro A&R articles, a copy of which is attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the merger: (i) eToro’s A&R articles will provide for two classes of shares: eToro common shares, no par value, and eToro preferred shares, no par value, as opposed to two classes of common stock provided for in the FTV certificate of incorporation, with such eToro common shares each having one vote per share, and such eToro preferred shares having such designations, powers, preferences, rights, qualifications, limitations and restrictions as specified by the eToro board prior to issuance; (ii) eToro’s corporate existence is perpetual, as opposed to FTV’s corporate existence, which will terminate if a business combination is not consummated within a specified time period; (iii) eToro’s A&R articles will not include the various provisions applicable only to special purpose acquisition companies that the FTV certificate of incorporation contains; (iv) eToro shareholders will have the right to call a special meeting as long as they are entitled to exercise one-third or more of the issued and outstanding shares entitled to vote in respect of the matter for which the meeting is requested, as opposed to only by the chairman of the board as under FTV’s certificate of incorporation; (v) no action may be taken by the eToro shareholders by written consent, unless the action to be effected by written consent of the eToro shareholders and the taking of such action by such written consent have expressly been approved in advance by the eToro board; (vi) a quorum for an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-third of the votes of the eToro shares entitled to vote as a class or series thereon; if the meeting is called by the eToro shareholders and, if called by the eToro board, a quorum for such an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-fourth of the votes of the eToro shares entitled to vote as a class or series thereon; (vii) for regulatory ownership limitations, the eToro’s A&R articles will impose a 9.9% ownership limitation on outstanding shares absent approval by the eToro board, subject to certain exceptions; (viii) eToro’s A&R articles may be amended by the affirmative vote of at least a majority of the votes cast at a meeting of shareholders provided that any amendment of the eToro A&R articles with respect to any amendment of the classified board, 9.9% ownership limitation or director removal standard, such amendment will require by the affirmative vote of at least two thirds of the shares entitled to vote at a meeting of shareholders; provided, further, that in no event shall such amendment be made unless the eToro board has recommended the eToro shareholders to vote in favor of adoption of such amendment by a board resolution; (ix) the eToro board will be a classified board; (x) directors can be removed from office, with cause, by a resolution of eToro shareholders passed at a meeting of eToro shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolution passed by at least two-thirds of the shares of the eToro shareholders entitled to vote; and (xi) the positions of chairman of the eToro board and chief executive officer may be held by the same person. See the section of this proxy statement/prospectus entitled “Proposal three — The material differences charter proposals.”

•        to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the merger proposal, new charter proposal and the material differences charter proposal. See the section of this proxy statement/prospectus entitled “Proposal four — The adjournment proposal.”

FTV will hold the special meeting of FTV stockholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the merger and the other matters to be acted upon at the special meeting. FTV stockholders should read this proxy statement/prospectus (including the annexes and the other documents referred to herein) carefully and in its entirety.

Your vote is important. Regardless of how many shares you own, you are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:     Why is FTV proposing the merger?

A:     FTV was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On December 8, 2020, FTV completed (a) its initial public offering of units (the “FTV IPO”), with each unit consisting of one share of FTV Class A stock and one-third of one FTV public warrant and (b) a concurrent private placement of 640,000 units to the Sponsors (the “private placement”). A total of $250,000,000 of the net proceeds from the FTV IPO and the private placement were placed in a trust account established for the benefit of FTV’s public stockholders. Since the FTV IPO, FTV’s activity has been limited to the evaluation of potential targets for its initial business combination.

Prior to reaching its decision to approve the merger and the merger agreement, the FTV board consulted with FTV’s management as well as its legal and financial advisors, reviewed various industry and financial data, valuation analyses and the results of management’s due diligence review of eToro. In considering the merger, the FTV board determined that eToro met all of the criteria identified in the prospectus for the FTV IPO to be important factors in identifying and selecting an acquisition candidate as well as any potential deterrent factors and concluded that the merger with eToro is in the best interest of FTV and the FTV stockholders. See the section of this proxy statement/prospectus entitled “Proposal one — The merger proposal — FTV’s reasons for the merger and recommendation of the FTV board” for a discussion of the factors considered by the FTV board in reaching its decision.

Q:     What will happen in the merger?

A:     At the closing, merger sub will merge with and into FTV, with FTV surviving as a wholly-owned subsidiary of eToro. In addition, at the effective time, (i) each unit of FTV will be automatically separated into one share of FTC Class A stock and one-third of one FTV public warrant or FTV private placement warrant, as applicable, (ii) each share of FTV Class B stock issued and outstanding immediately prior to the effective time (after giving effect to the forfeiture of certain shares of FTV Class B stock, as discussed in more detail in the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Sponsor agreement,” will be converted into the right to receive one eToro common share, (iii) each share of FTV Class A stock issued and outstanding immediately prior to the effective time (after giving effect to the FTV stockholder redemption and other than excluded shares) will be converted into the right to receive one eToro common share, (iv) each FTV public warrant outstanding immediately prior to the effective time will be converted into one eToro warrant and (v) each FTV private placement warrant will be cancelled and forfeited for no consideration.

Prior to the effective time, eToro will (i) consummate the PIPE investment subject to the various subscription agreements with the PIPE investors in an aggregate amount of $650 million and (ii) concurrently with the consummation of the PIPE investment and pursuant to the terms and subject to the conditions set forth in the advance investment agreement, effect the pre-PIPE conversion, through which the aggregate investment amount shall be automatically converted into approximately 46,505,000 eToro common shares.

Prior to the effectiveness of this registration statement, eToro conducted a self-tender offer pursuant to which an aggregate of [•] eToro common shares (including eToro common shares issuable upon conditional conversion of eToro preferred shares and the conditional exercise of eToro options) were tendered. After giving effect to the stock split, the implied per share purchase price in the self-tender offer was $10.00 per share. eToro is no longer accepting any eToro common shares including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options) in the self-tender offer and no eToro shareholder is entitled to tender, or withdraw any previously tendered, eToro common shares (including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options). If the closing does not occur, the tendered eToro common shares, eToro preferred shares and eToro options will be returned to the tendering eToro shareholders.

Q:     What other transactions will happen in connection with the merger?

A:     Prior to the effective time, subject to receiving the requisite approval of eToro’s shareholders, eToro intends to (i) effect the preferred share conversion, pursuant to which the then outstanding eToro preferred shares will convert into eToro common shares in accordance with the eToro current articles, (ii) effect the reclassification, pursuant to which eToro will reclassify each eToro common share that, immediately following the preferred share conversion, is outstanding, as well as each eToro common share underlying any vested eToro options into (a) one eToro common share and (b) its pro rata share of 40,000,000 eToro price adjustment rights and (iii) effect the stock split, pursuant to which eToro common shares will split into a number of eToro common shares calculated in accordance with the terms of the merger agreement such that each eToro common share will have a value of $10.00 per share.

Q:     What are the price adjustment rights?

A:     In connection with the reclassification, each holder of any eToro common shares, or any vested eToro options, that are outstanding immediately prior to the reclassification will be entitled to receive such holder’s pro rata share of 40,000,000 price adjustment rights. The price adjustment rights represent a right to receive, without any further action required by the holders of such rights, in the aggregate, up to an additional 40,000,000 eToro common shares (post-stock split), 50% of which will automatically vest and be exercised if, at any time on or prior to the last day of the 30th month following the closing date, the stock price of the eToro common shares is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period, and 50% which will automatically vest and be exercised if, at any time on or prior to the last day of the 60th month following the closing date, the stock price of the eToro common shares is greater than or equal to $17.50 over any 20 trading days within any 30 trading day period, subject in either case to the earlier automatic vesting and exercise immediately prior to the occurrence of a liquidation, merger, capital stock exchange, or other similar transaction that results in holders of eToro common shares having the right to exchange their eToro common shares for cash, securities or other property.

Q:     What is the “PIPE” transaction?

A:     Concurrently with the execution of the merger agreement, eToro entered into subscription agreements with certain investors, pursuant to which, on the terms and subject to the conditions set forth in the subscription agreements, such investors have agreed to purchase, and eToro has agreed to sell to them, an aggregate of 65,000,000 eToro common shares, for a purchase price of $10.00 per share and at an aggregate purchase price of $650,000,000. A portion of the proceeds from these subscriptions is expected to be used to pay the consideration in the self-tender offer. The shares redeemed by tendering shareholders in the self-tender offer are expected to be held by eToro as treasury shares and then promptly issued to certain of the PIPE investors as consideration for their cash contributions. For more information on the self-tender offer, please see the section of this proxy statement/prospectus entitled “Summary — The merger agreement — Pre-closing capital restructuring.”

Q:     Did the FTV board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the merger?

A:     FTV retained JMP Securities LLC (“JMP”) as its financial advisor in connection with the merger. In connection with this engagement, the FTV board requested that JMP evaluate the fairness, from a financial point of view, of the merger consideration to be paid to the FTV stockholders. JMP delivered a written fairness opinion to FTV dated March 16, 2021, in which it concluded that, as of such date and based on and subject to the matters described therein, the merger consideration to be paid to the FTV stockholders was fair, from a financial point of view, to FTV and its stockholders. See the section of this proxy statement/prospectus entitled “Proposal one — The merger proposal — Opinion of FTV’s financial advisor.”

Q:     Do I have redemption rights?

A:     Holders of FTV public shares may seek to have all or a portion of such shares redeemed for cash, regardless of whether they vote for or against the merger proposal, provided that such redemption shall be limited to an aggregate dollar amount that would allow FTV to have net tangible assets in excess of $5,000,001. In addition, eToro’s obligation to consummate the transactions contemplated by the merger agreement is conditioned on the amount of “available cash” (as defined below) being at least $125,000,000 and FTV’s obligation to consummate the transactions contemplated by the merger agreement is conditioned on the amount of “available cash” being at least $100,000,000. Any stockholder holding public shares as of the record date may demand that FTV redeem such shares into a full pro rata portion of the trust account (which was $[•] per share as of [•], 2021, the record date), calculated as of two (2) business days prior to the anticipated consummation of the merger.

Notwithstanding the foregoing, a FTV public stockholder, together with any affiliate of such FTV public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its FTV public shares with respect to more than 15% of the FTV public shares. Accordingly, if a FTV public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the FTV public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Q:     How do I exercise my redemption rights?

A:     Holders of FTV public shares as of the record date who wish to exercise their redemption rights are required to (i) submit their redemption request, which includes the name of the beneficial owner of the shares to be redeemed, in writing to Continental, FTV’s transfer agent, and (ii) deliver their stock, either physically or electronically using DTC’s DWAC system, to FTV’s transfer agent no later than 5:00 p.m. Eastern Time on [•], 2021 (two (2) business days prior to the special meeting). If a holder of FTV public shares seeking redemption of FTV public shares holds the shares in “street name,” meaning their shares of FTV common stock are held of record by a broker, bank or other nominee, such FTV stockholder will have to coordinate with their broker, bank or other nominee to have the shares certificated or delivered electronically. Shares represented by certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. If the proposed merger is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to have FTV public shares redeemed, once made, may be withdrawn at any time up to the vote on the merger proposal but only with the consent of FTV. If a holder of FTV public shares delivers FTV public shares for redemption and later decides prior to the special meeting not to elect redemption, such holder may request return of their shares without FTV consent so long as the return is made prior to the redemption deadline. Any request for return of shares after the redemption deadline requires FTV consent. Such a request must be made by contacting Continental, FTV’s transfer agent, at the phone number or address set out elsewhere in this proxy statement/prospectus.

Q:     If I am an FTV warrantholder, can I exercise redemption rights with respect to my FTV public warrants?

A:     No. The holders of FTV public warrants have no redemption rights with respect to the FTV public warrants.

If you are a holder of FTV public shares (including through the ownership of FTV units) and you exercise your redemption rights, it will not result in the loss of any FTV public warrants that you may hold (including those contained in any units you hold). At the effective time, your FTV public warrants will become warrants to purchase eToro common shares, exercisable on the later of 30 days after the merger or December 8, 2021 (12 months from the closing of the FTV IPO).

Q:     If I am an FTV unit holder, can I exercise redemption rights with respect to my FTV public warrants?

A:     No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm, bank or other nominee, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, FTV’s transfer agent, directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental, FTV’s transfer agent, by 12:00 p.m., New York City time, on [•], 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q:     Do I have appraisal rights if I object to the merger?

A:     Under Section 262 of the General Corporation Law of the State of Delaware, the holders of FTV common stock and FTV public warrants do not have appraisal rights in connection with the merger.

Q:     What happens to the funds deposited in the trust account after consummation of the merger?

A:     The net proceeds of the FTV IPO, together with a portion of the amount raised from the concurrent private placement of FTV public warrants for a total of $250,000,000, was placed in the trust account immediately following the FTV IPO. If the merger is consummated, the funds in the trust account will be used (i) to pay, on a pro rata basis, holders of FTV public shares the redemption price for FTV public shares redeemed by the FTV public stockholders who properly exercised redemption rights, (ii) to pay fees and expenses incurred in connection with the transactions contemplated by the merger agreement (including aggregate fees of approximately $10.6 million to the underwriters of the FTV IPO as deferred underwriting commissions) and (iii) to repay certain working capital loans made by the Sponsors. As of the date of this proxy statement/prospectus, there were no outstanding working capital loans. Under the merger agreement, the aggregate amount of the working capital loans cannot exceed $1.5 million.

Q:     What happens if a substantial number of FTV public stockholders vote in favor of the merger proposal and exercise their redemption rights?

A:     FTV public stockholders may vote in favor of the merger and still exercise their redemption rights, although they are not required to vote in any way to exercise such redemption rights. Accordingly, the merger may be consummated even though the funds available from the trust account and the number of FTV public stockholders are substantially reduced as a result of redemptions by FTV public stockholders.

However, eToro’s obligation to consummate the transactions contemplated by the merger agreement is conditioned on the amount of “available cash” being at least $125,000,000 and FTV’s obligation to consummate the transactions contemplated by the merger agreement is subject the amount of “available cash” being at least $100,000,000. Under the merger agreement, “available cash” is defined as (a) aggregate amount of cash contained in FTV’s trust account immediately prior to the consummation of the merger, plus (b) the proceeds of the PIPE investment, less (c) the aggregate amount required to be used to redeem shares of FTV’s Class A stock, less (d) the aggregate amount, if any, owed to certain affiliates of Sponsors in respect of working capital loans outstanding at the effective time, if any, as discussed above, less (e) $[•], which represents the amount of cash to be used to settle the self-tender offer (as discussed in more detail below), plus (f) the Sponsor commitment, which is described in more detail in the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Sponsor commitment letter.” In addition, each of eToro’s and FTV’s obligation to consummate the transactions contemplated by the merger agreement is conditioned on FTV having at least $5,000,001 in net tangible assets after giving effect to the payment of amounts that FTV will be required to pay to redeeming stockholders upon consummation of the merger. To the extent that there are fewer FTV public shares and FTV public stockholders, the trading market for eToro’s common shares may be less liquid than the market was for FTV prior to the transactions and eToro may not be able to meet the listing standards of a national securities exchange. In addition, to the extent of any redemptions, fewer funds from the trust account would be available to eToro to be used in its business following the consummation of the merger.

Q:     What happens if the merger is not consummated?

A:     If FTV does not complete the merger with eToro for whatever reason, FTV would search for another target business with which to complete an initial business combination. If FTV does not complete the merger with eToro or a business combination with another company by December 8, 2022 (or such later date as may be approved by FTV stockholders in an amendment to the FTV certificate of incorporation), FTV must redeem 100% of the outstanding FTV public shares, at a per-share price, payable in cash, equal to an amount then held in the trust account (approximately $[•] per share as of [•], 2021). The Sponsors and certain of FTV’s officers and directors have waived their redemption rights with respect to their FTV common stock in the event a merger is not effected in the required time period, and, accordingly, their shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to the outstanding FTV public warrants. Accordingly, the FTV public warrants will expire worthless.

Q:     How do the Sponsors and FTV’s directors and officers intend to vote on the proposals?

A:     The Sponsors beneficially own and are entitled to vote an aggregate of approximately 26.9% of the outstanding shares of FTV common stock. Pursuant to the FTV voting agreement, the Sponsors have agreed to vote their shares of FTV common stock in favor of the merger proposal and any other proposal being presented at the special meeting. In addition to the shares of FTV common stock held by the Sponsor, FTV would need 7,906,667 shares, or approximately 31.6%, of the 25,000,000 FTV public shares outstanding as of the record date to be voted in favor of the merger proposal and other proposals in order for the proposals to be approved.

Q:     What interests do the Sponsors and the current officers and directors of FTV have in the merger?

A:     In considering the recommendation of the FTV board to vote in favor of the merger, FTV stockholders should be aware that, aside from their interests as stockholders, the Sponsors and certain of FTV’s officers and directors have interests in the merger that are different from, or in addition to, those of other stockholders generally. The FTV board was aware of and considered these interests, among other matters, in evaluating the merger, in recommending to FTV stockholders that they approve the merger and in agreeing to vote their shares in favor of the merger. FTV stockholders should take these interests into account in deciding whether to approve the merger. See the section of this proxy statement/prospectus entitled “Proposal one — The merger proposal — Interests of certain persons in the merger.”

These interests include, among other things, the fact that:

•        The Sponsors own (i) 8,546,667 shares of FTV Class B stock (which shares were purchased by the Sponsors from FTV prior to the FTV IPO for an aggregate purchase price of $25,000 and issued as founder shares) and (ii) 640,000 shares of FTV Class A stock contained in the FTV private units purchased in the FTV private placement simultaneously with the closing of the FTV IPO. The portion of the net proceeds of the FTV IPO (including the net proceeds of the underwriters’ partial exercise of their over-allotment option) and the simultaneous private placement of the FTV private units, a total of $250,000,000 was placed in the trust account. The FTV Class B stock and the FTV Class A stock contained in the FTV private units will become worthless if FTV does not consummate an initial merger by December 8, 2022 (or such later date as may be approved by the FTV stockholders). On the other hand, if the merger is consummated, except as otherwise contemplated by the sponsor agreement, each outstanding share of FTV Class B stock and FTV Class A stock will be converted into the right to receive one eToro common share.

•        If FTV is unable to complete its initial business combination by December 8, 2022, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the FTV public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and the FTV board, liquidate and dissolve, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsors, in which FTV’s officers and directors have indirect interests, have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares and the 640,000 shares included in the FTV private units that they purchased. Given that FTV would not expect to have any material assets outside of the trust account at the time of such a liquidation, the Sponsors will likely not receive any distributions in respect of such shares if FTV fails to complete a merger by December 8, 2022.

Q:     When do you expect the merger to be completed?

A:     It is currently anticipated that the merger will be consummated in the third quarter of 2021. The closing of the transactions is subject to the receipt of the requisite approval of the FTV stockholders described in this proxy statement/prospectus. The closing of the transactions is also subject to other customary closing conditions, including the receipt of the requisite approval by the eToro shareholders. For a description of the conditions for the completion of the merger, see the section of this proxy statement/prospectus entitled “The merger agreement — Conditions to closing of the transactions.”

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     FTV has engaged a professional proxy solicitation firm, Morrow Sodali LLC (“Morrow”), to assist in soliciting proxies for the special meeting. FTV has agreed to pay Morrow a fee of $[•], plus disbursements. FTV will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. FTV will also reimburse banks, brokers and other nominees representing beneficial owners of shares of FTV Class A stock for their expenses in forwarding soliciting materials to beneficial owners of shares of FTV Class A stock and in obtaining voting instructions from those beneficial owners. FTV’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     What do I need to do now?

A:     FTV urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a stockholder and/or warrantholder of FTV. FTV stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     When and where will the special meeting take place?

A:     The special meeting will be held on [•], 2021 at [•] [a.m.] [p.m.] Eastern Time, virtually accessible at [•]. You may attend, vote and examine the list of FTV stockholders entitled to vote at the special meeting webcast by visiting [•] and entering the control number found on your proxy card, voting instruction form or notice you previously received.

Q:     How can I vote my shares at the special meeting?

A:     Shares of FTV common stock held directly in your name as the stockholder of record of such shares as of the close of business on [•], 2021, the record date, may be voted electronically at the special meeting. If you choose to attend the special meeting, you will need to visit [•], and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the special meeting by following the instructions available on the meeting website during the meeting. If you are a beneficial owner of shares of FTV common stock but not the stockholder of record of such shares, you will also need to obtain a legal proxy for the meeting provided by your bank, broker, or other nominee. Please note that if your shares of FTV common stock are held in “street name” by a broker, bank or other nominee and you wish to vote at the special meeting, you will not be permitted to vote electronically at the special meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the special meeting.

Q:     How can I vote my shares without attending the special meeting?

A:     If you are a stockholder of record of shares of FTV common stock as of the close of business on [•], 2021, the record date, you can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold such shares in street name, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or other nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q:     What happens if I sell my FTV common stock before the special meeting?

A:     The record date for the special meeting is earlier than the date of the special meeting and earlier than the date the merger is expected to be completed. If you transfer your shares of FTV common stock after the applicable record date, but before the special meeting date, unless you grant a proxy to the transferee, you will retain your right to vote at the special meeting, but you will not be entitled to receive any portion of the merger consideration unless you hold shares of FTV common stock as of the effective time.

Q:     If my shares are held in “street name,” will my bank, broker or other nominee automatically vote my shares for me?

A:     Your bank, broker or other nominee can vote your shares without receiving your instructions on “routine” proposals only. Your bank, broker or other nominee cannot vote your shares with respect to “non-routine” proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

None of the proposals expected to be voted on at the special meeting are routine proposals. Accordingly, your bank, broker or other nominee cannot vote your shares of FTV common stock with respect to these proposals unless you provide voting instructions.

Failure to instruct your bank, broker or other nominee on how to vote will have the same effect as a vote “AGAINST” the merger proposal, the new charter proposal and the material differences charter proposal, but will have no effect on the adjournment proposal.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. If you are an FTV stockholder of record of FTV common stock as of the close of business on the record date, whether you vote by telephone, Internet or mail, you can change or revoke your proxy before on [•], 2021 in one of the following ways:

•        submit a new proxy card bearing a later date;

•        vote again by telephone or the Internet at a later time;

•        give written notice of your revocation to FTV’s Corporate Secretary, which notice must be received by FTV’s Corporate Secretary prior to the vote at the special meeting; or

•        vote electronically at the special meeting by visiting [•] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the special meeting will not alone serve to revoke your proxy.

If you hold your shares in “street name,” you should contact your bank, broker or other nominee to change your instructions on how to vote. If you hold your shares in “street name” and wish to virtually attend the special meeting and vote through the web portal, you must obtain a legal proxy from your bank, broker or other nominee.

Q:     What constitutes a quorum for the special meeting?

A:     A quorum is the minimum number of shares of FTV common stock that must be present to hold a valid meeting. The presence, virtually or by proxy, of a majority of all the outstanding shares of FTV common stock and a majority of all the outstanding shares of FTV Class B stock entitled to vote constitutes a quorum at the special meeting.

As the new charter proposal requires the approval of both a majority of the voting power of all outstanding shares entitled to vote at the meeting and a majority of the outstanding shares of FTV Class B stock entitled to vote at the meeting, a majority of the outstanding shares of FTV common stock, which must include a majority of the outstanding shares of FTV Class B stock, will be required to achieve a quorum. Abstentions and broker non-votes (to the extent that the FTV stockholders have given the bank, broker or other nominee voting instructions on at least one proposal in this proxy statement/prospectus) will not count as present for the purposes of establishing a quorum. As of the record date, [•] shares of FTV common stock, including at least [•] shares of FTV Class B stock, would be required to achieve a quorum.

Q:     What stockholder vote thresholds are required for the approval of each proposal brought before the special meeting?

A:     Vote thresholds are as follows:

•        Merger Proposal — The approval of the merger proposal will require the affirmative vote of the holders of a majority of the outstanding shares of FTV common stock entitled to vote on the matter at the special meeting. Abstentions will have the same effect as a vote “AGAINST” the merger proposal. Brokers are not entitled to vote on the merger proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have the same effect as a vote “AGAINST” the merger proposal.

•        New Charter Proposal — The approval of the new charter proposal will require the affirmative vote of the outstanding shares of the FTV Class B stock. Abstentions will have the same effect as a vote “AGAINST” the new charter proposal. Brokers are not entitled to vote on the new charter proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have the same effect as a vote “AGAINST” the new charter proposal.

•        Material Differences Charter Proposal — The approval of the material differences charter proposal will require the affirmative vote of the holders of a majority of the outstanding shares of FTV common stock entitled to vote on the matter at the special meeting. Abstentions will have the same effect as a vote “AGAINST” the material differences charter proposal. Brokers are not entitled to vote on the material differences charter proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have the same effect as a vote “AGAINST” the material differences charter proposal.

•        Adjournment Proposal — The approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the votes cast by the FTV stockholders present in person or represented by proxy at the special meeting. Abstentions and broker non-votes will have no effect on the adjournment proposal.

Q:     Are the proposals conditioned on one another?

A:     Yes. The merger is conditioned on the approval of each of the proposals described in this proxy statement/prospectus (other than the adjournment proposal). Each of these proposals is cross-conditioned on the approval of each other, except that the adjournment proposal is not conditioned on the approval of any other proposal.

Q:     What will be the relative equity stakes of FTV stockholders, the Sponsors, the PIPE investors and eToro existing shareholders in eToro upon completion of the merger?

A:     Upon consummation of the merger, eToro will become a new public company and FTV will become a wholly-owned subsidiary of eToro. The former securityholders of FTV will become securityholders of eToro.

Upon consummation of the merger, the post-closing share ownership of eToro is expected to be as follows:

eToro common shares (%)
FTV stockholders	%
Sponsors	%
eToro shareholders(1)%
PIPE Investors	%
Total	%

____________

(1)      This percentage includes the conversion of the pre-PIPE investment amount into, in the aggregate, approximately 46,505,000 eToro common shares by multiple investors.

These relative percentages assume that none of FTV’s existing stockholders exercise their redemption rights and that the self-tender offer does not occur. In addition, these percentages include the eToro common shares that will be held by Sponsors but that will be subject to price-based ownership limitations, as described in more detail in the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Sponsor agreement.” These percentages do not account for the outstanding options issued by eToro, price adjustment rights or the eToro warrants that will be issued upon conversion of the FTV public warrants. If any of the FTV stockholders exercise such FTV stockholder’s redemption rights, the percentage ownership of the FTV stockholders will be lower.

Q:     What happens if I fail to take any action with respect to the special meeting?

A:     If you fail to take any action with respect to the meeting and the merger is approved by the FTV stockholders and consummated, you will become a shareholder or warrantholder of eToro as long as you hold shares of FTV common stock or FTV public warrants, as applicable, immediately prior to the effective time.

If you fail to take any action with respect to the special meeting and the merger is not approved, you will continue to be a stockholder and/or warrantholder of FTV, as applicable, and FTV will continue to search for another target business with which to complete an initial business combination. If FTV does not complete an initial business combination by December 8, 2022 (or such later date as may be approved by FTV stockholders in an amendment to the FTV certificate of incorporation), FTV must redeem 100% of the outstanding FTV public shares, at a per-share price, payable in cash, equal to an amount then held in the trust account.

Q:     What should I do with my share and/or warrant certificates?

A:     FTV warrantholders and those FTV stockholders who do not elect to have their shares of FTV common stock redeemed for a pro rata share of the trust account should wait for instructions from the FTV transfer agent regarding what to do with their certificates. FTV stockholders who exercise their redemption rights must deliver their share certificates to FTV’s transfer agent (either physically or electronically) no later than two (2) business days prior to the special meeting as described above.

Upon consummation of the transactions, the FTV public warrants, by their terms, will entitle holders to purchase shares of eToro. Therefore, FTV warrantholders need not deliver their FTV public warrants to FTV or eToro at that time.

Q:     What should I do if I receive more than one set of voting materials?

A:     FTV stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of FTV common stock.

Q:     What are the U.S. Federal income tax consequences of the merger to U.S. holders of FTV common stock and/or FTV public warrants?

A:     Subject to the limitations and qualifications described in the section of this proxy statement/prospectus entitled “Taxation — U.S. federal income tax considerations,” the parties to the merger intend that the merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code of 1986, as to U.S. holders (as defined below) of FTV common stock and FTV public warrants. Section 367(a) of the Code and the Treasury regulations promulgated thereunder, in certain circumstances, may impose additional requirements for certain U.S. holders to qualify for such tax-free treatment with respect to the exchange of FTV common stock and FTV public warrants in the merger. Provided that the merger qualifies as a tax-free reorganization pursuant to Section 368 of the Code and additional requirements for tax-free treatment under Section 367(a) of the Code are satisfied, a U.S. holder will generally not recognize gain or loss with respect to the exchange of FTV common stock or FTV public warrants for eToro common shares or eToro warrants pursuant to the merger and such U.S. holder’s (i) tax basis in its eToro common shares or eToro warrants received in the merger will generally equal the adjusted tax basis of the FTV common stock or FTV public warrants surrendered in exchange therefor and (ii) holding period for the eToro common shares or eToro warrants will generally include the period during which such U.S. holder held FTV common stock or FTV public warrants. Notwithstanding the foregoing, to the extent that U.S. holders exercise redemption rights with respect to their FTV common stock, such U.S. holders will be subject to tax consequences as described in the section of this proxy statement/prospectus entitled “Taxation — U.S. federal income tax considerations — Effects to U.S. holders of exercising redemption rights.”

The tax consequences of the merger are complex and will depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the merger, see the section this proxy statement/prospectus entitled “Taxation  —  U.S. federal income tax considerations.” If you are a U.S. holder exchanging FTV common stock or FTV public warrants in the merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q:     Under Israeli law, what are the material Israeli income tax consequences of the merger for FTV stockholders?

A:     The merger is a taxable event in Israel. The stockholders and warrantholders of FTV that are not residents of Israel should, under certain conditions, be exempt from Israeli tax while those that are Israeli residents may be taxed on any capital gains resulting from the exchange of their shares of FTV Class A stock, FTV Class B stock or FTV public warrants. eToro, merger sub, their respective affiliates, and any other person making a payment under the merger agreement, is required to deduct and withhold from the merger consideration any amount required to be deducted and withheld with respect to the making of such payment under applicable legal requirements. eToro has applied for a tax ruling from the ITA exempting eToro, merger sub and their respective agents from any obligation to withhold Israeli tax from the merger consideration payable or otherwise deliverable to stockholders and warrantholders of FTV that are non-resident of Israel and own less than 5% of FTV shares, and deferring the taxable event to the time of the sale of the shares or warrants. According to the merger agreement, any shareholder of FTV that owns at least 5% of FTV shares, will be subject to tax withholding in Israel, unless an exemption certificate from the ITA will be provided by such shareholder.

No assurance can be given that the tax ruling will be obtained or that the ITA will exempt eToro, merger sub and their respective agents from any obligation to withhold Israeli tax, as described below. The tax consequences of the merger are complex and will depend on your particular circumstances. For a more detailed discussion, see the section of this proxy statement/prospectus entitled “Taxation — Material Israeli tax considerations.”

Q:     Under Israeli law, what are the material Israeli income tax consequences of the other transactions that will happen in connection with the merger?

Each of the preferred share conversion, reclassification and stock split may be treated as a taxable sale for eToro’s shareholders subject to capital gains tax in Israel. However, shareholders who are not residents of Israel should generally be exempt from such Israeli tax on the sale of eToro shares subject to the receipt of a valid certificate from the ITA. Moreover, eToro has applied for a tax ruling from the ITA, approving that the preferred share conversion, reclassification and the stock split will not be classified as a sale of the shares and will not trigger a taxable event. With respect to the reclassification, eToro has requested that the ITA approve the receipt of price adjustment rights by each holder of eToro common shares, or any eToro vested options outstanding immediately prior to the reclassification, and the subsequent receipt of additional eToro common shares pursuant to such price adjustment rights shall not constitute taxable events.

This tax ruling is a closing condition to the obligation of eToro to consummate the merger. In the event that such tax ruling is not obtained, eToro may waive this condition and proceed to closing without such ruling. In such case, the conversion of the preferred shares, the reclassification (including the issuance of the price adjustment rights and the subsequent issuance of eToro common shares pursuant to such rights) and stock split may cause adverse tax consequences to the eToro shareholders.

Furthermore, under Israeli tax law, the self-tender offer will be treated as a capital gain event for participating eToro shareholders and potentially as a dividend distribution to eToro’s shareholders, which did not participate in the self-tender offer. eToro has applied for a tax ruling from the ITA according to which the self-tender offer would not be viewed as a taxable event for eToro shareholders who did not participate in the self-tender offer, and that the self-tender offer shall be taxed under the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”) as a sale of shares by eToro’s shareholders participating in the self-tender offer.

No assurance can be given that the tax rulings will be obtained or that the ITA will not classify the merger, the conversion of preferred shares, reclassification (including the issuance of the price adjustment rights and the subsequent issuance of eToro common shares pursuant to such rights) and stock split as taxable events, and that the self-tender offer will not be treated as a dividend distribution. The tax consequences of the merger and the other transactions that will happen in connection with the merger are complex and will depend, among others, on your particular circumstances. For a more detailed discussion, see the section this proxy statement/prospectus entitled “Taxation — Material Israeli tax considerations.”

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section of this proxy statement/prospectus entitled “Taxation — U.S. federal income tax considerations — Effects to U.S. holders of exercising redemption rights.” If you are a U.S. holder of FTV common stock contemplating to exercise of your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q:     Who can help answer my questions?

A:     If you have questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

[•]
[•]
Tel: [•]
Attn: [•]
Email: [•]

or the proxy solicitor at: [•]

You may also obtain additional information about FTV from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where you can find more information.” If you are a holder of FTV public shares and you intend to seek redemption of your shares, you will need to deliver your shares (either physically or electronically) to the FTV transfer agent at the address below at least [two (2)] business days prior to the vote at the special meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

[•]
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
E-mail: [•]

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus, including the annexes and exhibits, to fully understand the merger agreement, the transactions contemplated by the merger agreement, including the merger, and the other matters being considered at the special meeting. For additional information, see the section of this proxy statement/prospectus entitled “Where you can find more information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the companies (page 181)

eToro Group Ltd.

eToro is one of the world’s leading social investment networks. eToro aims to revolutionize the way that people invest and enhance investors’ financial education. Its mission is to empower people to grow their knowledge and wealth as part of a global community of investors. The eToro platform enables users to execute trades, share information, analysis and views, see what others are doing in real time and learn from others. eToro offers users a broad choice of asset classes to invest in and users can choose how to invest. They can trade directly, copy another investor or invest in a portfolio. As of March 31, 2021, eToro had over 20 million registered users, operated in over 100 countries and was localized in more than 20 languages.

eToro was founded in 2007 with the goal of opening global markets so that everyone can trade and invest in a simple and transparent way. It has created an investment platform that is built around social collaboration and created a community where users can connect, share, and learn. On the eToro platform, users can view other investors’ portfolios and statistics, and interact with them to exchange ideas, discuss strategies and benefit from shared knowledge. On the eToro platform, users can hold traditional assets such as equities, currencies or commodities alongside ‘new’ assets such as bitcoin and ether.

The primary source of eToro’s net trading income is derived directly from trading activity. Net trading income is derived from equities, cryptoassets, commodities and currencies traded either as an asset or as a derivative. Net trading income includes income from user spreads (the difference between the buy and sell prices of an asset), net of trading costs, interest income and other income, primarily comprised of currency conversion income. In 2020 and 2019, eToro generated net trading income of $550 million and $252 million, respectively, and total commissions of $602 million and $245 million, respectively. “Total commissions” are comprised of commissions from trading activity, interest and other charges. See the section of this proxy statement/prospectus entitled “eToro’s management’s discussion and analysis of financial condition and operating results — Key performance indicators — Total commissions.”

In 2020, eToro added over 5 million new registered users and momentum is accelerating in 2021 as a new generation of investors continues to discover the global markets. eToro’s social community is rapidly expanding due to the vast, and growing, total addressable market which is supported by secular trends such as the growth of digital wealth platforms and the rise in retail participation. eToro was also one of the first regulated platforms to offer cryptoasset execution services as an ancillary unregulated activity and is well-positioned to benefit from increased adoption of cryptoassets.

The mailing address of eToro’s principal executive office is 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261.

FinTech Acquisition Corp. V

FinTech Acquisition Corp. V is a special purpose acquisition company led by Betsy Z. Cohen as Chairman of the Board, Daniel G. Cohen, as Chief Executive Officer and James J. McEntee, III as President, formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. The company raised $250,000,000 in its initial public offering in December 2020 and is listed on Nasdaq under the symbol “FTCV.” FTV was incorporated under the laws of the State of Delaware on April 22, 2019.

On December 8, 2020, FTV consummated its initial public offering of 25,000,000 units, with each unit consisting of one share of FTV Class A stock and one-third of one FTV public warrant, with each whole warrant entitling the holder to purchase one share of FTV Class A stock at a price of $11.50 per share, subject to adjustment as provided in FTV’s registration statement on Form S-1, initially filed with the SEC on October 23, 2020 (File No. 333-249646).

FTV’s public units, the FTV Class A stock and the FTV public warrants are listed on Nasdaq under the symbols FTCVU, FTCV and FTCVW, respectively.

The mailing address of FTV’s principal executive office is 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, and its telephone number is (215) 701-9555. After the consummation of the transactions, FTV’s principal executive office will be that of eToro.

Buttonwood Merger Sub Corp.

Merger sub is a newly formed Delaware corporation and a direct wholly-owned subsidiary of eToro. Merger sub was formed solely for the purpose of effecting the merger and has not carried on any activities other than those in connection with the transactions. The address and telephone number for merger sub’s principal executive offices are the same as those for eToro.

The merger agreement (page 145)

The following summary of the merger agreement is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A hereto.

Expected pro forma ownership

It is anticipated that, upon completion of the transactions, the eToro common shares issued to the FTV stockholders, including the Sponsors, as merger consideration will represent an ownership interest in eToro of approximately [•]%, the eToro common shares held by eToro shareholders immediately prior to the effective time (but after giving effect to the stock split), which includes the pre-PIPE investment will represent an ownership interest in eToro of approximately [•]% and eToro common shares issuable to the PIPE investors pursuant to the subscription agreements will represent an ownership interest in eToro of approximately [•]%. These relative percentages assume that none of FTV’s existing stockholders exercise their redemption rights and that the self-tender offer does not occur. In addition, these percentages include the eToro common shares that will be held by Sponsors but that will be subject to price-based transfer restrictions. These percentages do not account for the outstanding options issued by eToro, price adjustment rights or eToro warrants that will be issued upon conversion of the FTV public warrants. If any of the FTV stockholders exercise such FTV stockholder’s redemption rights, the percentage ownership of the FTV stockholders will be lower. See the section of this proxy statement/prospectus entitled “Proposal one — The merger proposal — Transaction structure” for further information.

The merger

At the closing, merger sub will merge with and into FTV, with FTV surviving as a wholly-owned subsidiary of eToro. In addition, at the effective time, (i) each unit of FTV will be automatically separated and become one share of FTV Class A stock and one-third of one FTV public warrant or FTV private placement warrant, as applicable, (ii) each share of FTV Class B stock issued and outstanding immediately prior to the effective time (after giving effect to the forfeiture of certain shares of FTV Class B stock, as discussed in more detail in the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Sponsor agreement”), will be converted into the right to receive one eToro common share, (iii) each share of FTV Class A stock issued and outstanding immediately prior to the effective time (after giving effect to the FTV stockholder redemption and other than excluded shares) will be converted into the right to receive one eToro common share, (iv) each FTV public warrant outstanding immediately prior to the effective time will be converted into one eToro warrant and (v) each FTV private placement warrant will be cancelled and forfeited for no consideration.

Pre-closing capital restructuring

Prior to the effective time, subject to receiving the requisite approval of eToro’s shareholders, eToro intends to (i) effect the preferred share conversion, pursuant to which eToro will convert the then outstanding eToro preferred shares into eToro common shares in accordance with eToro’s organizational documents, (ii) effect the reclassification, pursuant to which eToro will reclassify each eToro common share that, immediately following the preferred share conversion, is outstanding, as well as each eToro common share underlying any vested eToro options into (a) one eToro common share and (b) its pro rata share of 40,000,000 eToro price adjustment rights, (iii) effect the stock split, pursuant to which eToro common shares will split into such number of eToro common shares calculated in accordance with the terms of the merger agreement such that each eToro common share will have a value of $10.00 per share, (iv) consummate the PIPE investment and (v) concurrently with the consummation of the PIPE investment and pursuant to the terms and subject to the conditions set forth in the advance investment agreement, effect the pre-PIPE conversion, through which the outstanding aggregate investment amount will be automatically converted into eToro common shares.

Prior to the effectiveness of this registration statement, eToro conducted a self-tender offer pursuant to which an aggregate of [•] eToro common shares (including eToro common shares issuable upon conditional conversion of eToro preferred shares and the conditional exercise of eToro options) were tendered. After giving effect to the stock split, the implied per share purchase price in the self-tender offer was $10.00 per share. eToro is no longer accepting any eToro common shares including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options) in the self-tender offer and no eToro shareholder is entitled to tender, or withdraw any previously tendered, eToro common shares (including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options). If the closing does not occur, the tendered eToro common shares, eToro preferred shares and eToro options will be returned to the tendering eToro shareholders.

The split factor that will be used to determine the number of eToro common shares issuable in the stock split was based on an implied per share price of $10.00, which was the same per share price that was used to determine the one-for-one exchange ratio in the merger and the per share purchase price payable pursuant to the subscription agreements. For additional information, see the section of this proxy statement/prospectus entitled “The merger agreement — Pre-closing transactions.”

The FTV board’s reasons for the transactions (page 128)

In evaluating the merger, the FTV board consulted with its management and legal and financial advisors. The FTV board reviewed various industry and financial data in order to determine that the consideration to be paid was reasonable and that the merger was in the best interests of the FTV stockholders. The financial data reviewed included, but was not limited to, eToro’s existing business model, eToro’s historical and projected financials, and various valuation analyses, the results of management’s due diligence review of eToro and the opinion rendered by JMP as to the fairness, from a financial point of view, of the merger consideration to FTV and its stockholders. The FTV board and management, including its directors and advisors, have extensive experience in the financial services, financial technologies and brokerage industries, as well as with operational management, and investment and financial analysis. As such, the members of the FTV board and management team believe that they are qualified to conduct and analyze the due diligence required for it to identify a business combination partner. A detailed description of the experience of FTV’s executive officers and directors is included in the section of this proxy statement/prospectus entitled “FTV’s Business — Directors and Executive Officers.”

In reaching its unanimous resolution (i) that the terms and conditions of the merger agreement, including the proposed merger, are advisable, fair to and in the best interests of the FTV stockholders, and (ii) to recommend that its stockholders adopt and approve the merger agreement and approve the merger contemplated therein, the FTV board considered a range of factors, including but not limited to, the factors discussed below. In light of the number and wide variety of factors, the FTV board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The FTV board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the FTV board’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this proxy statement/prospectus entitled “Cautionary statement regarding forward-looking statements; market, ranking and other industry data.”

In considering the merger, the FTV board gave considerable weight to the following factors:

•        Earnings history;

•        Strong management history;

•        Opportunities for growth;

•        Defensible/differentiated business niche;

•        Diversified user and supplier base; and

•        Technology and risk management infrastructure

The FTV board also gave consideration to the following negative factors, although not weighted or in any order of significance:

•        FTV’s stockholders will hold a small minority share position in the post-merger company

•        FTV’s stockholders may object to and challenge the merger and take actions that may prevent or delay the consummation of the merger, including to vote down the proposals at the special meeting or exercise their redemption rights

•        The potential for diversion of management and employee attention during the period prior to completion of the merger, and the potential negative effects on eToro’s business

•        The risk that, despite the efforts of FTV and eToro prior to the consummation of the merger, eToro may lose key personnel, and the potential resulting negative effects on eToro’s business

•        The possibility that eToro might not achieve its projected financial results

•        The risk associated with macroeconomic uncertainty, including as it relates to COVID-19, and the effects it could have on eToro’s revenues

•        The risk that the cash in the trust account after satisfaction of redemptions, when combined with the proceeds of the PIPE investment, is insufficient to satisfy the requirements of the merger agreement

•        The merger agreement prohibits FTV from soliciting or engaging in discussions regarding alternative transactions during the pendency of the merger

•        Risks and costs to FTV if the merger is not completed, including the risk of liquidation

•        Potential changes in the regulatory landscape or new industry developments, including changes in user preferences, may adversely affect the business benefits anticipated to result from the merger

•        Risks of the type and nature described under the section of this proxy statement/prospectus entitled “Risk factors.”

The FTV board concluded that the potential benefits that it expected FTV and its stockholders to achieve as a result of the merger outweighed any potentially negative factors associated with the merger. Accordingly, the FTV board unanimously determined that the merger agreement and the merger contemplated therein are advisable, fair to and in the best interests of FTV and its stockholders.

Interests of certain persons in the merger (page 135)

In considering the recommendation of the FTV board in favor of the merger proposal, FTV stockholders should keep in mind that the Sponsors, and certain of their officers and directors, have interests in such proposal that are different from, or in addition to, those of the FTV stockholders generally. These interests include, among other things, the interests listed below:

•        In June 2019, one of the Sponsors purchased 1,000 shares of common stock of FTV for a purchase price of $25,000, or approximately $25.00 per share. After giving effect to a 8,455-for-1 forward stock split and a share dividend of 1.01360142 that occurred in October 2020, (i) the overall purchase price per share was reduced to approximately $0.003 per share and (ii) such Sponsor held 8,570,000 shares, of which 1,090,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part in connection with the FTV IPO. As a result of the underwriters’ election to partially exercise their over-allotment option and the forfeiture of their remaining over-allotment option, 23,333 shares owned by such Sponsor were forfeited and 1,066,667 of such shares are no longer subject to forfeiture, resulting in an aggregate of 8,546,667 shares of FTV Class B stock currently owned by the Sponsors (the “founder shares”). In addition to the founder shares, the Sponsors own 640,000 FTV private units (with each such unit containing one FTV Class A share and one-third of a FTV private placement warrant) purchased in a private placement simultaneously with the closing of the FTV IPO for an aggregate purchase price of $6,400,000. Although the sponsor agreement (as defined herein) provides that a certain percentage of founder shares and all of the FTV private placement warrants contained in the FTV private units will be forfeited by Sponsors immediately prior to the consummation of the merger, the value of the remaining shares of FTV Class A stock owned by the Sponsors expected to be significantly higher at the time of the merger than when purchased by the Sponsors and will have little or no value if FTV does not complete an initial business combination by December 8, 2022 (or such later date as may be approved by the FTV stockholders in an amendment to the FTV certificate of incorporation).

•        If FTV is unable to complete its initial business combination by December 8, 2022 (or such later date as may be approved by the FTV stockholders in an amendment to the FTV certificate of incorporation), it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the FTV public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and the FTV board, liquidate and dissolve, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions from the trust account with respect to the founder shares or shares of FTV Class A stock contained in the FTV private units that the Sponsors own, and their FTV private placement warrants will expire worthless if the merger (or other initial business combination) is not completed within such time frame. Given that FTV would not expect to have any material assets outside of the trust account at the time of such a liquidation, the Sponsors will likely not receive any distributions in respect of such shares if FTV fails to complete a timely initial business combination.

•        Betsy Z. Cohen will serve as a director of eToro after the closing. As such, in the future she may receive any cash fees, stock options or stock awards that the eToro board determines to pay to its directors.

•        If FTV is unable to complete an initial business combination within the required time period, the Sponsors have agreed that they will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities (other than its independent registered public accountants) to which FTV owes money for services rendered or contracted for or products sold to it, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account, and excluding any claims under FTV’s indemnity of the underwriters of the FTV IPO against certain liabilities, including liabilities under the Securities Act.

•        Following the closing of the merger or other initial business combination, the Sponsors, their respective affiliates, or certain of FTV’s officers and directors are entitled to the repayment of any working capital loans and advances that have been made to FTV and remain outstanding. If FTV does not complete the merger or another initial business combination within the required time period, given that FTV would not expect to have any material assets outside of the trust account, any amounts outstanding under any such loans will not be repaid.

•        Following the consummation of the merger, FTV will continue to indemnify its existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the closing, subject to the terms and conditions of the merger agreement, the Sponsors, FTV’s officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination. If FTV does not complete the merger or another initial business combination within the required time period, given that FTV would not expect to have any material assets outside of the trust account, any the reimbursement of any such expenses will not occur.

At any time prior to the special meeting, the Sponsor Group (as defined herein) may, directly or through affiliates, make open market purchases of shares of FTV Class A stock prior to the effective time in an amount up to $27,500,000. One of the purposes of such purchases of FTV Class A stock would be to increase the likelihood of satisfaction of the requirements that the merger be approved and that the closing condition with respect to the amount of available cash be satisfied where it appears that such conditions would otherwise not be satisfied. All shares repurchased by the Sponsor Group or their affiliates pursuant to such arrangements would be voted in favor of the proposed merger.

Agreements entered into in connection with the merger agreement (page 163)

In connection with the merger, certain related agreements have been, or will be entered into on or prior to the closing date, including:

Subscription agreements

In connection with the execution of the merger agreement, eToro entered into subscription agreements, pursuant to which the PIPE investors agreed to purchase, in the aggregate, 65,000,000 shares of eToro’s common shares at $10.00 per share for an aggregate commitment amount of $650,000,000. The obligation of the parties to consummate the purchase and sale of the shares covered by the subscription agreements is conditioned upon, among other customary closing conditions, the conditions to the closing of the merger having been satisfied. The closings under the subscription agreements will occur substantially concurrently with the closing.

Sponsor agreement

Concurrently with the execution of the merger agreement, eToro, FTV, Sponsors and the other persons party to that certain letter agreement dated December 3, 2020 with FTV, entered into that certain Sponsor Share Surrender and Share Restriction Agreement (the “sponsor agreement”), which provides, among other things, that the Sponsors will, immediately prior to the consummation of the merger, surrender to FTV for no consideration a certain percentage of the shares of FTV Class B stock held by Sponsors and all of the FTV private placement warrants to purchase FTV Class A stock, subject to certain adjustments based on the number of shares of FTV Class A stock submitted for redemption, and provides for certain ownership limitations on the eToro common shares held by each Sponsor immediately following the effective time, subject to permitted transfer exceptions.

Sponsor commitment letter

Concurrently with the execution and delivery of the merger agreement, Sponsors and Cohen Sponsor Interests V, LLC, a Delaware limited liability company (collectively, the “Sponsor Group”), entered into and delivered to eToro a letter agreement (the “sponsor commitment letter”) by which (i) the Sponsor Group and eToro acknowledge that the Sponsor Group may, directly or through affiliates, make open market purchases of shares of FTV Class A stock prior to the effective time in an amount of up to $27,500,000, and (ii) the Sponsor Group will, directly or through affiliates, and contingent upon the satisfaction of the conditions precedent to the merger set forth in the merger agreement, purchase, or cause the purchase of, eToro common shares at $10.00 per share and at an aggregate cash purchase price equal to the amount paid, or required to be paid, by FTV to redeem any shares of FTV Class A stock in the FTV stockholder redemption in excess of 1,250,000 shares of FTV Class A stock, with such purchases to occur at the time of the closing of the merger (after the capital restructuring), subject to certain adjustments; provided that the amount paid by the Sponsor Group to acquire shares of FTV Class A stock under the transaction described in (ii) shall be reduced by the aggregate amount of documented open market purchases of FTV Class A stock prior to the consummation of the merger effected by the Sponsor Group directly or through affiliates.

Lockup arrangements

Concurrently with the execution of the merger agreement, eToro entered into lock-up arrangements with certain equityholders of eToro and, as applicable, the Sponsors, pursuant to which certain eToro shareholders and Sponsors have agreed that they will not directly or indirectly transfer the eToro common shares during the lock-up period applicable for such shareholder, subject to certain exceptions, terms and conditions set forth therein. In addition, the Sponsors may release a portion of the applicable lock-up shares in connection with a legitimate business purpose arising out of the merger.

To that end, eToro, certain of the officers and directors of eToro (the “eToro Management Holders”) and Sponsors entered into that certain Lock-Up Agreement, dated as of March 16, 2021 (the “lock-up agreement”), pursuant to which, following the closing, (i) the eToro common shares held by the eToro Management Holders immediately following the closing will be subject to transfer restrictions until the earlier of (a) the 180th day following the closing date and (b) the date on which the price of eToro common share equals or exceeds $12.50 for any 20 trading days within any 30 consecutive trading day period commencing on the closing date (the “equityholder lock-up period”) and (ii) the eToro common shares that Sponsors receive as merger consideration will be subject to transfer restrictions until the earlier of (a) the date that is one year following the closing date and (b) the date on which the price of eToro common shares equals or exceeds $12.50 for any 20 trading days within any 30 consecutive trading day period commencing on the closing date (the “sponsor lock-up period”), except that the sponsor lock-up will remain effective against the Sponsors for at least 180 days following the closing date. In addition, eToro common shares held by all other significant eToro shareholders that are not a party to the lock-up agreement will be subject to transfer restrictions during the equityholder lock-up period pursuant to amendments to existing stockholder agreements to which those shareholders are a party, including (a) the Third Amendment to the Third Amended and Restated Investors’ Rights Agreement, dated as of March 16, 2021, (b) the Third Amendment to the Third Amended and Restated Right of Refusal and Co-Sale Agreement, dated as of March 16, 2021 and (c) the First Amendment to the Fifth Amended and Restated Voting Agreement, dated as of March 16, 2021, which were executed concurrently with the merger agreement. In addition, through a formal resolution by the eToro board interpreting the terms of eToro’s 2007 employee stock ownership plan, following the closing, the eToro common shares issued or issuable upon exercise of any eToro options will be subject to the same lock-up restrictions set forth in the lock-up agreement that are applicable to the eToro Management Holders, except that the lock-up period will be a 90 day period.

eToro voting agreement

Concurrently with the execution of the merger agreement, FTV and certain equityholders of eToro entered into that certain Company Voting Agreement, dated as of March 16, 2021 (the “eToro voting agreement”), pursuant to which such equityholders of eToro have agreed to vote all of their shares of eToro capital stock that are entitled to vote on the particular matter in favor of certain specified matters in connection with the transactions and against certain other specified matters.

The eToro voting agreement also requires the relevant eToro equityholders to (i) waive any dissenters’ or appraisal rights, (ii) not participate in any claim against eToro relating in any manner to the merger agreement and the transactions contemplated thereby and (iii) refrain from exercising any registration or other rights in respect of the eToro voting shares. In addition, the relevant eToro equityholders agreed not to transfer, directly or indirectly, any of their eToro voting shares until the earlier of the effective time and the date on which the merger agreement is terminated in accordance with its terms, subject to certain exceptions described in the eToro voting agreement.

FTV voting agreement

Concurrently with the execution of the merger agreement, eToro and the Sponsors entered into the FTV voting agreement, pursuant to which the Sponsors have agreed to vote all of their shares of FTV common stock and in favor of certain specified matters in connection with the transactions and against certain other specified matters.

The FTV voting agreement requires each Sponsor to (i) take such actions as are necessary to terminate that certain Registration Rights Agreement, dated as of December 3, 2020, by and among FTV and the Sponsors, (ii) waive any dissenters’ or appraisal rights, (iii) not participate in any claim against eToro relating in any manner to the merger agreement or the merger, and (iv) refrain from exercising any redemption rights in respect of the voting shares or making any public statements encouraging any FTV stockholder to exercise such rights. In addition, each of the Sponsors agreed not to transfer, directly or indirectly, any of their voting shares until the earlier of the effective time and the date on which the merger agreement is terminated in accordance with its terms, subject to certain exceptions described in the FTV voting agreement.

Registration rights agreement

At the effective time, eToro, FTV, the Sponsors and certain eToro shareholders will enter into a registration rights agreement (the “registration rights agreement”) pursuant to which eToro will agree to file a shelf registration statement to register the resale of the eToro common shares and eToro warrants held by the Sponsors and the eToro shareholders party thereto as of the closing date. The registration rights agreement also provides the Sponsors with certain demand rights. The registration rights agreement also provides that eToro will pay certain expenses relating to such registrations and indemnify the securityholders party thereto against certain liabilities. In connection with the execution of the registration rights agreement, the existing registration rights agreement of FTV, dated December 3, 2020, will automatically terminate and be of no further force and effect.

Taxation (page 167)

Subject to the limitations and qualifications described in the section of this proxy statement/prospectus entitled “Taxation — U.S. federal income tax considerations,” the merger is generally intended to be tax-free to U.S. holders of FTV common stock and FTV public warrants for U.S. federal income tax purposes, except to the extent that the U.S. holders of FTV common stock receive cash pursuant to the exercise of redemption rights.

Holders of FTV common stock and FTV public warrants should read carefully the information included under the section of this proxy statement/prospectus entitled “Taxation” for a more detailed discussion of U.S. federal and Israeli tax considerations of the merger, including the receipt of cash pursuant to the exercise of redemption rights, and the U.S. federal and Israeli tax considerations of the ownership and disposition of eToro common shares and eToro warrants after the merger. Holders of FTV common stock and FTV public warrants are urged to consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the merger, and prospective holders of eToro common shares and eToro warrants are urged to consult their own tax advisors to determine the tax consequences (including the application and effect of any state, local or other income and other tax laws) of any acquisition, holding, redemption and disposal of eToro common shares or any acquisition, holding, exercise or disposal of eToro warrants.

Material Israeli tax considerations (page 176)

For a description of Israeli tax consequences of the ownership and disposition of eToro common shares and/or eToro warrants, please see the information set forth in “Material Israeli tax considerations.”

Redemption rights (page 118)

Pursuant to the FTV certificate of incorporation, FTV’s public stockholders may request that FTV redeem all or a portion of their FTV public shares (which would otherwise become shares of eToro common stock in the merger) for cash if the merger is consummated. FTV public stockholders are entitled to receive cash for any FTV public shares they redeem if such FTV public stockholders: (a) hold (i) FTV public shares or (ii) FTV public shares through FTV public units and they elect to separate such units into the underlying FTV public shares and FTV public warrants prior to exercising their redemption rights with respect to the FTV public shares; (b) submit their redemption request, which includes the name of the beneficial owner of the FTV public shares to be redeemed, in writing to Continental, FTV’s transfer agent and (c) deliver their stock, either physically or electronically using DTC’s DWAC system, to FTV’s transfer agent no later than 5:00 p.m. Eastern Time on [•], 2021 (two (2) business days prior to the special meeting).

As noted above, holders of FTV public units must elect to separate the underlying FTV public shares and FTV public warrants prior to exercising redemption rights with respect to the FTV public shares. Holders may instruct their broker, bank or other nominee to do so, or if a holder holds FTV public units registered in its own name, the holder must contact Continental, FTV’s transfer agent, directly and instruct FTV’s transfer agent to do so. FTV public stockholders may elect to redeem all or a portion of their FTV public shares even if they vote for the merger proposal. If the merger is not consummated, the FTV public shares will not be redeemed for cash. If a FTV public stockholder properly exercises its right to redeem FTV public shares and timely delivers its FTV public shares to Continental, FTV’s transfer agent, FTV will redeem such FTV public shares upon the closing for a full pro rata portion of the funds then on deposit in the trust account as of the record date. A FTV stockholder may demand that FTV redeem such shares into a pro rata portion of the trust account, calculated as of two (2) business days prior to the anticipated consummation of the merger, including interest earned thereon and not previously released to FTV to pay its taxes. If a FTV public stockholder exercises its redemption rights, then it will be exchanging its redeemed FTV public shares for cash and will no longer own such shares. See the section of this proxy statement/prospectus entitled “Special meeting of FTV stockholders — Redemption rights” for a detailed description of the procedures to be followed to redeem FTV public shares for cash.

Notwithstanding the foregoing, a holder of FTV public shares, together with any affiliate of such FTV public stockholder or any other person with whom such FTV public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its FTV public shares with respect to more than an aggregate of 15% of the FTV public shares. Accordingly, if a FTV public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the FTV public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of FTV public warrants will not have redemption rights with respect to such warrants.

Appraisal rights (page 267)

Under the Delaware General Corporation Law (the “DGCL”), FTV stockholders and holders of FTV public warrants do not have appraisal rights in connection with the transactions. See the section of this proxy statement/prospectus entitled “Special meeting of FTV stockholders — Appraisal rights.”

Voting power; record date (page 116)

FTV stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned FTV Class A stock at the close of business on [•], 2021, which is the “record date” for the special meeting. FTV stockholders will have one vote for each share of FTV Class A stock owned at the close of business on the record date. If you hold your shares in “street” name, which means your shares are held of record by a bank, broker or other nominee, you should contact your bank, broker or other nominee to ensure that votes related to the shares you beneficially own are properly counted. FTV public warrants do not have voting rights. On the record date, there were [•] shares of FTV Class A stock outstanding, of which [•] were FTV public shares with the rest being held by the Sponsors.

The new charter proposal (page 141)

The holders of FTV common stock will vote upon a proposal to approve the amendment and restatement of the FTV certificate of incorporation in the merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B. The holders of shares FTV Class A common stock are not being asked to vote on this Proposal No. 2 because the FTV charter amendment is included in the merger proposal. See the section of this proxy statement/prospectus entitled “Proposal two — The new charter proposal.”

The material differences charter proposal (page 142)

The FTV stockholders will vote on a proposal to approve the following material differences between FTV’s existing certificate of incorporation and the eToro A&R articles to be effective upon the consummation of the merger:

•        eToro’s A&R articles will provide for two classes of eToro shares: eToro common shares, no par value, and eToro preferred shares, no par value. Under the eToro A&R articles, there will be only one class of eToro common shares, as opposed to two classes of common shares as provided for in the FTV certificate of incorporation. The eToro common shares will each have one vote per share. The eToro preferred shares will have such designations, powers, preferences, rights, qualifications, limitations and restrictions as specified by the eToro board of directors prior to issuance.

•        eToro’s corporate existence is perpetual, as opposed to FTV’s corporate existence, which will terminate if a business combination is not consummated within a specified time period.

•        eToro’s A&R articles will not include the various provisions applicable only to special purpose acquisition companies that the FTV certificate of incorporation contains.

•        eToro shareholders will have the right to call a special meeting as long as they are entitled to exercise one-third or more of the issued and outstanding shares entitled to vote in respect of the matter for which the meeting is requested, as opposed to only by the chairman of the board as under FTV’s certificate of incorporation.

•        No action may be taken by the eToro shareholders by written consent, unless the action to be effected by written consent of the eToro shareholders and the taking of such action by such written consent have expressly been approved in advance by the eToro board.

•        Under the eToro A&R articles, a quorum for an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-third of the votes of the eToro shares entitled to vote as a class or series thereon if the meeting is called by the eToro shareholders. If the meeting is called by the eToro board, a quorum for such an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-fourth of the votes of the eToro shares entitled to vote as a class or series thereon. A quorum for a meeting of the FTV stockholders requires the presence in person or by proxy of a simple majority of the outstanding FTV shares entitled to vote on the applicable matter.

•        For regulatory ownership limitations, the eToro A&R articles will impose a 9.9% ownership limitation on outstanding shares absent approval by the eToro board, subject to certain exceptions. There is no such restriction on FTV stock ownership.

•        The eToro A&R articles may be amended by the affirmative vote of at least a majority of the votes cast at a meeting of the eToro shareholders; provided that any amendment of the eToro A&R articles with respect to any amendment of the classified board, 9.9% ownership limitation or director removal standard, such amendment will require the affirmative vote of at least two thirds of the votes of the eToro shares entitled to vote at a meeting of the eToro shareholders; provided, further, that in no event shall such amendment be made unless the eToro board has recommended the eToro shareholders to vote in favor of adoption of such amendment by a board resolution.

•        Under the eToro A&R articles, the eToro board will be a classified board, divided into three classes, as opposed to FTV’s two classes. Class I directors will initially serve until the first annual meeting of eToro shareholders following the closing; Class II directors will initially serve until the second annual meeting of eToro shareholders following the closing; and Class III directors will initially serve until the third annual meeting of eToro shareholders following the closing. Commencing with the first annual meeting of shareholders following the closing, directors of each class the term of which will then expire will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office.

•        Under the eToro A&R articles, directors can be removed from office, with cause, by a resolution of eToro shareholders passed at a meeting of eToro shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolution passed by at least two-thirds of the shares of the eToro shareholders entitled to vote, as opposed to FTV’s simple majority requirement.

•        Pursuant to the eToro A&R articles, the positions of chairman of the eToro board and chief executive officer may be held by the same person.

eToro’s A&R articles will not include the various provisions applicable only to special purpose acquisition companies that the FTV certificate of incorporation contains and will contain provisions that are generally typical for non-U.S. companies that are listed in the U.S. A copy of the eToro A&R articles, which will become effective upon the consummation of the merger, is attached as Annex C to this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Proposal three — The material differences charter proposal.”

The adjournment proposal (page 144)

FTV may, or may by the terms of the merger agreement be required to, submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the merger proposal, new charter proposal or material differences charter proposal. See the section of this proxy statement/prospectus entitled “Proposal four — The adjournment proposal.”

Recommendations to FTV stockholders (page 116)

After careful consideration, the FTV board has unanimously determined that each of the merger proposal, the new charter proposal, the material differences charter proposal and the adjournment proposal is fair to, advisable and in the best interests of FTV and the FTV stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above on which you are entitled to vote. When you consider the recommendations of the FTV board, you should keep in mind that FTV’s directors and officers may have interests in the merger that conflict with, or are different from, your interests as a stockholder of FTV. See the section of the accompanying proxy statement/prospectus entitled “Proposal one — The merger proposal — Interests of certain persons in the merger.”

Comparison of rights of eToro shareholders and FTV stockholders (page 251)

If the transactions are successfully completed, holders of shares of FTV common stock will become holders of eToro common shares, and their rights as shareholders will be governed by eToro’s organizational documents and the corporate laws of BVI, which may contain important differences from FTV’s organizational documents and the corporate laws of the state of Delaware. For more information, please see the section of this proxy statement/prospectus entitled “Comparison of rights of eToro shareholders and FTV stockholders.”

Emerging growth company (page F-11)

Each of FTV and eToro is, and consequently, following the merger, the combined company will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the combined company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find the combined company’s securities less attractive as a result, there may be a less active trading market for the combined company’s securities and the prices of the combined company’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The combined company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the combined company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the combined company’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the combined company’s initial public offering, (b) in which eToro has annual total commissions of at least $1.07 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than $1 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign private issuer (page 236)

eToro expects to be a “foreign private issuer” under SEC rules following the consummation of the merger. Consequently, eToro will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. eToro will not be required to file its annual report on 20-F until 120 days after the end of each fiscal year. In addition, eToro will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by eToro in the British Virgin Islands or that is distributed or required to be distributed by eToro to its shareholders. Based on its foreign private issuer status, eToro will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. eToro will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, eToro officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of eToro common shares.

Regulatory matters (page 138)

Completion of the merger is not subject any regulatory requirements or approvals, other than with respect to U.S. federal securities laws and the filings with the State of Delaware necessary to effectuate the merger. However, eToro’s obligation to consummate the transactions contemplated by the merger agreement is conditioned on receipt from the ITA of a favorable ruling in respect of the price adjustment rights.

Accounting treatment of the merger (page 137)

The merger is comprised of a series of transactions pursuant to the merger agreement, as described elsewhere in this proxy statement/prospectus. For accounting purposes, the transaction effectuated eight main steps:

1.      The conversion of eToro preferred shares into eToro common shares, determined in accordance with eToro’s organizational documents.

2.      The reclassification of each eToro common share into (a) one eToro common share and (b) its pro rata share of 40,000,000 eToro price adjustment rights.

3.      Immediately following the reclassification and prior to the consummation of the PIPE investment, eToro will effect the stock split.

4.      The merger of FTV with merger sub, with FTV surviving as a wholly-owned subsidiary of eToro, which is accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with IFRS. The merger which is not within the scope of IFRS 3 (“Business Combinations”) since FTV does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 (“Share-based payment”). Any difference between the fair value of eToro’s Shares and warrants issued to FTV’s stockholders and public warrant holders and the fair value of FTV’s identifiable net assets represents a listing service to be expensed as incurred. Since the price adjustment rights are an integral part of the transaction, such price adjustment rights are considered from an accounting perspective to be part of the deemed consideration issued to FTV’s stockholders.

5.      The subscription agreements related to the PIPE investment, which were executed concurrently with the merger agreement, will result in the issuance of eToro common shares, which are accounted for as equity instruments in accordance with IAS 32 (“Financial Instruments: Presentation”).

6.      Prior to the effective date, the consummation of the PIPE investment for a total amount of $650 million, which increase the shareholders’ equity.

7.      Concurrently with the consummation of the PIPE investment, the pre-PIPE conversion, subject to the terms and conditions set forth in the advance investment agreement.

8.      Prior to the effectiveness of this registration statement, eToro conducted a self-tender offer pursuant to which an aggregate of [•] eToro common shares (including eToro common shares issuable upon conditional conversion of eToro preferred shares and the conditional exercise of eToro options) were tendered. After giving effect to the stock split, the implied per share purchase price in the self-tender offer was $10.00 per share. eToro is no longer accepting any eToro common shares including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options) in the self-tender offer and no eToro shareholder is entitled to tender, or withdraw any previously tendered, eToro common shares (including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options). If the closing does not occur, the tendered eToro common shares, eToro preferred shares and eToro options will be returned to the tendering eToro shareholders.

Proxy solicitation (page 119)

Proxies may be solicited by mail, telephone or in person. FTV has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If an FTV stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. An FTV stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Questions and answers about the transactions and the special meeting — Q: May I change my vote after I have mailed my signed proxy card?”

Sources and uses

The following table summarizes the sources and uses for funding the merger. These figures assume that no FTV public stockholders exercise their redemption rights in connection with the merger. If the actual facts are different from these assumptions, the below figures will be different.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	$250	Cash to balance sheet		$525
PIPE Investment(2)	$650	Transaction fees and expenses	(3)	$75
Existing eToro shareholder equity	$9,466	Existing eToro shareholder equity.		$9,466
		Cash Consideration(4)		$300
Total sources	$10,366	Total uses		$10,366

____________

(1)      Represents the cash in the trust account immediately following the FTV IPO.

(2)      Represents the $650 million PIPE investment.

(3)      Represents an estimate of transaction expenses. Actual amount may vary and may include expenses unknown at this time.

(4)      Represents the maximum cash consideration for the self-tender offer, which is expected to be up to $300,000,000 at a gross price per share of $10.00, less certain transaction expenses.

Risk factors (page 34)

eToro’s business and an investment in its common shares are subject to numerous risks and uncertainties, including those highlighted in the section of this proxy statement/prospectus entitled “Risk factors.” Some of these risks include:

•        eToro’s operating results have significantly fluctuated and will significantly fluctuate due to market volatility, eToro’s number of funded users and the level of activity of such users.

•        Cyberattacks and security breaches of eToro’s platform, or those impacting eToro’s users or third parties, could adversely impact its brand and reputation and its business, operating results, and financial condition or result in theft of cryptoassets.

•        eToro is exposed to risks relating to the availability of capital to fund its working capital, including regulatory capital requirements, margin requirements and required advances to payment providers, and the possibility that eToro will be unable to meet financial obligations or liquidity requirements as needed.

•        eToro operates in a highly competitive industry where many of its competitors may have product suites and/or pricing schemes that may appeal to eToro’s current or potential users. If eToro is unable to compete effectively, eToro may lose its market share and its results of operations and financial condition may be materially and adversely affected.

•        Because eToro provides real-time services in volatile markets, eToro’s users are exposed to the risk of loss on their investments and user satisfaction may be severely negatively impacted as a result, which may lead to an increased risk of user complaints, litigation, and reputational harm and could have an adverse impact on eToro’s results of operations.

•        Because eToro’s users are located in diverse markets around the world, eToro’s income is vulnerable to local market conditions around the world and geopolitical developments, such as trade wars and foreign exchange limitations.

•        eToro’s business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or eToro’s failure to comply with, any laws and regulations could adversely affect eToro’s business, operating results and financial condition.

•        The nature of “social trading” may expose eToro to regulatory and reputational risks.

•        eToro’s collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights, which may have a material and adverse impact on eToro’s business, financial condition and results of operations.

•        eToro relies on third parties to perform certain key functions, including for services related to cloud computing services and data centers, and their failure to perform those functions could result in the interruption of eToro’s operations and systems and could result in significant costs and reputational damage to eToro and losses to eToro’s users.

•        eToro’s ability to provide its users with execution services on a principal basis is dependent upon eToro’s banking infrastructure and its liquidity and payment providers.

•        The future development and growth of cryptoassets is subject to a variety of factors that are difficult to predict and evaluate. Due to unfamiliarity and some negative publicity associated with cryptoasset platforms, existing and potential users may lose confidence in cryptoasset platforms.

•        The legal and regulatory regime governing cryptoassets is uncertain and still developing, and changes, clarifications or actions related to cryptoassets may adversely affect eToro’s business.

•        The systems eToro uses to store and transfer cryptoassets on behalf of users may be subject to certain security vulnerabilities, which may result in the loss of some or all of the assets that eToro stores on behalf of its users, of potentially significant value, and may expose eToro to the risk of loss.

•        Fluctuations in currency exchange rates could have a material adverse effect on eToro’s results of operations.

•        Potential political, economic and military instability in Israel, where the majority of eToro’s senior management and facilities are located, may adversely affect eToro’s results of operations.

•        eToro’s management team has limited experience managing a public company.

Recent Developments

Selected Unaudited Financial Results as of and for the Three Months Ended March 31, 2021

Set forth below are eToro’s selected unaudited financial results as of and for the three months ended March 31, 2021. eToro is only presenting selected unaudited financial results and is not presenting complete financial results for the three months ended March 31, 2021 because eToro is a “foreign private issuer” for SEC reporting purposes. This selected unaudited financial information included below does not present and is not required to present all of the information that would be required to be included in a Form 10-Q filed with the SEC, does not include notes, and should not be viewed as a substitute for complete interim financial statements prepared in accordance with the SEC requirements for quarterly financial reports. The selected unaudited financial results set forth below have been prepared by, and are the responsibility of, management and are based on a number of assumptions. Neither eToro’s independent auditors, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the selected unaudited financial results, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the selected unaudited financial results. In addition, the selected unaudited financial results set forth below are not necessarily indicative of the results eToro may achieve in any future periods. For additional information, see the section of this proxy statement/prospectus entitled “Risk Factors.”

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Three Months Ended March 31,
(U.S. dollars in thousands, except per share data)	2020	2021
Net trading income	156,441	268,585
Research and development expenses	13,276	35,448
Selling and marketing expenses	49,082	137,387
General, administrative and operating expenses	26,271	84,751
Total operating expenses	88,629	257,586
Operating income	67,812	10,999
Finance income	1,262	1,502
Finance expense	1,827	6,498
Income before taxes on income	67,247	6,003
Taxes on income	9,369	995
Net income	57,878	5,008
Total comprehensive income	57,878	5,008
Basic income per common share	3.36	0.29
Diluted income per common share	3.11	0.26

Unaudited consolidated Statement of Financial Position

March 31, 2021
Current assets
Cash and cash equivalents	166,219
Restricted cash	2,352
Counterparties	358,614
Cryptoassets	246,778
Loans to users	13,449
Other receivables and prepaid expenses	57,994
845,406
Non-current assets
Restricted cash	213
Right of use assets	17,958
Property and equipment, net	8,022
Goodwill and other intangible assets	6,761
Deferred taxes	2,914
35,868
Total assets	881,274

Current liabilities
Accounts payable	13,423
Current maturities of lease liabilities	2,206
Payable to omnibus accounts	20,418
Accrued expenses and other payables	166,538
202,585
Non-current liabilities
Employee benefit liabilities, net	975
Long-term lease liabilities	20,892
21,867
Shareholders’ equity
Common share premium	37,465
Preferred share premium	406,110
Retained earnings	213,247
656,822
Total liabilities & equity	881,274

Comparison of results of operations for three months ended March 31, 2021 and 2020

Net trading income

Net trading income was $269 million and $156 million for the periods ended March 31, 2021 and March 31, 2020, respectively, resulting in an increase of $113 million, or 72%, for the period ended March 31, 2021 compared to the period ended March 31, 2020. The increase was primarily attributed to increase in trading income, net of trading costs, driven by the elevated user engagement with equity and cryptoasset markets.

Research and development expenses

Research and development expenses were $35 million and $13 million for the periods ended March 31, 2021 and March 31, 2020, respectively, resulting in an increase of $22 million, or 170%, for the period ended March 31, 2021 compared to the period ended March 31, 2020. The increase was primarily driven by personnel related expenses, which grew by $18 million and by professional services and hosting services costs, which increased by approximately $4 million.

Selling and marketing expenses

Selling and marketing expenses were $137 million and $49 million for the periods ended March 31, 2021 and March 31, 2020, respectively, resulting in an increase of $88 million, or 180%, for the period ended March 31, 2021 compared to the period ended March 31, 2020. The increase was primarily driven by marketing costs, which are related to user acquisition, advertising and marketing programs, and by personnel related costs.

User acquisition costs such as online advertising, affiliate payments and referral programs are directly related to the volume of new registrations and have substantially increased on an aggregated basis as a result of the growing interest in the eToro platform. Overall marketing costs were $124 million and $43 million for the periods ended March 31, 2021 and March 31, 2020, respectively. Personnel related costs were $13 million and $5 million for the periods ended March 31, 2021 and March 31, 2020, respectively, resulting in an increase of $8 million as eToro grew its headcount in order to support its accelerated growth.

General administrative and operating expenses

General administrative and operating expenses were $85 million and $26 million for the periods ended March 31, 2021 and March 31, 2020, respectively, resulting in an increase of $59 million, or 227%, for the period ended March 31, 2021 compared to the period ended March 31, 2020. The increase was primarily driven by payment processing costs, personnel-related expenses and professional services related to finance, legal, compliance and other general overhead expenses.

Payment processing fees were $48 million and $12 million for the periods ended March 31, 2021 and March 31, 2020, respectively. The increase of $36 million is a direct result of user deposits and withdrawals. Accelerated growth in new funded accounts and in activity of existing users drove higher deposit levels and therefore increased payment processing fees.

Personnel related costs were $18 million and $7 million for the periods ended March 31, 2021 and March 31, 2020, respectively, resulting in an increase of $11 million. The increase was primarily driven by investments in support, operations and trading desk functions to support eToro’s growth.

Professional services, which primarily include account verification fees, were $14 million and $3 million for the periods ended March 31, 2021 and March 31, 2020, respectively. Account verification fees are correlated with the increase in user registrations.

Finance income

Finance income was $1.5 million and $1.3 million for the periods ended March 31, 2021 and March 31, 2020, respectively, resulting in an increase of $0.2 million for the period ended March 31, 2021 compared to the period ended March 31, 2020.

Finance expense

Finance expense was $6.5 million and $1.8 million for the periods ended March 31, 2021 and March 31, 2020, respectively, resulting in an increase of $4.6 million for the period ended March 31, 2021 compared to the period ended March 31, 2020. The decrease was primarily related to foreign exchange rate differences, net, and interest expense incurred in respect of a loan.

Taxes on income

Taxes on income were $1.0 million and $9.3 million for the period ended March 31, 2021 and March 31, 2020, respectively, resulting in a decrease of $8.3 million for the period ended March 31, 2021 compared to the period ended March 31, 2020. The decrease in taxes on income was in line with the decrease in eToro’s net income in the period ended March 31, 2021.

SELECTED HISTORICAL FINANCIAL DATA OF FTV

The following selected historical consolidated financial information for FTV set forth below should be read in conjunction with the section of this proxy statement/prospectus entitled “FTV’s management’s discussion and analysis of financial condition and results of operations” and FTV’s historical audited consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

FTV’s restated statements of operations data for the year ended December 31, 2020 and for the period from April 22, 2019 (inception) through December 31, 2019 and restated balance sheets as of December 31, 2020 and 2019, in each case, as set forth below, are derived from FTV’s restated audited financial statements as of and for the year ended December 31, 2020 and for the period from April 22, 2019 (inception) through December 31, 2019, which are included elsewhere in this proxy statement/prospectus.

	Year Ended December 31 2020	For the Period from April 22, 2019 (inception) Through December 31, 2019

Consolidated Statements of Operations (As Restated)
Formation and operating costs	$105,760	$1,425
Loss from operations	(105,760)	(1,425)

Other income (expense):
Change in fair value of warrant liabilities	(1,277,733)	—
Transaction costs attributable to Initial Public Offering	(422,617)	—
Interest earned on marketable securities held in Trust Account	1,576	—
Other expense, net	(1,698,774)	—

Loss before income taxes	(1,804,534)	(1,425)
Provision for income taxes	—	—
Net loss	$(1,804,534)	$(1,425)

Weighted average shares outstanding of Class A redeemable common stock	25,000,000	—
Basic and diluted net loss per share, Class A redeemable common stock	$0.00	$—

Weighted average shares outstanding of Class B non-redeemable common stock	7,587,543	7,480,000
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(0.24)	$(0.00)
	December 31, 2020	December 31, 2019

Balance Sheet (As Restated)
Total Assets	$251,559,470	$—
Total Liabilities	28,006,470	1,425
Class A common stock subject to possible redemption, 21,855,299 and no shares as of December 31, 2020 and 2019, respectively (at $10.00 per share)	218,552,990	—
Total Stockholders’ Equity	5,000,010	(1,425)
Total Liabilities and Stockholders’ Equity	$251,559,470	$—

SELECTED HISTORICAL FINANCIAL DATA OF ETORO

The following selected historical consolidated financial information for eToro set forth below should be read in conjunction with the section of this proxy statement/prospectus entitled “eToro’s management’s discussion and analysis of financial condition and results of operations” and eToro’s historical consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

eToro’s consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2020 and 2019, consolidated statements of financial positions data as of December 31, 2020 and 2019 and consolidated statements of cash flows for the years ended December 31, 2020 and 2019, in each case, as set forth below, are derived from eToro’s audited financial statements as of and for the years ended December 31, 2020 and 2019, which are included elsewhere in this proxy statement/prospectus.

	Year ended December 31,
Consolidated Statements of Profit or Loss and Other Comprehensive Income	(in thousands, except per share data)
	2020	2019
Net trading income	$550,107	$252,450
Research and development expenses	65,084	42,057
Selling and marketing expenses	260,920	144,986
General, administrative and operating expenses	136,931	64,011
Total operating expenses	462,935	251,054
Operating income	87,172	1,396
Finance income	1,445	2,769
Finance expense	2,884	5,588
Income (loss) before taxes on income (tax benefit)	85,733	(1,423)
Taxes on income (tax benefit)	2,877	(4,172)
Net income	$82,856	$2,749
Total comprehensive income	$82,856	$2,749
Basic income per common share	$4.80	$0.16
Diluted income per common share	$4.41	$0.15
	As of December 31,
Consolidated Statement of Financial Positions Data	(in thousands)
	2020	2019
Cash and cash equivalents	$71,118	$137,193
Cryptoassets	87,022	57,721
Total assets	531,371	358,581
Total liabilities	145,285	60,583
Total equity	386,086	297,998
	As of December 31,
Consolidated Statements of Cash Flows	(in thousands)
	2020	2019
Net cash used in operating activities	$(60,209)	$(92,955)
Net cash used in investing activities	(3,168)	(4,525)
Net cash provided by (used in) financing activities	(2,813)	2,502

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of FTV and eToro, adjusted to give effect to the merger and consummation of the transactions. The following unaudited pro forma condensed combined statement of financial positions as of December 31, 2020 assumes that the transactions occurred on December 31, 2020. The following unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2020 assumes that the transactions occurred on January 1, 2020.

These unaudited pro forma condensed combined financial statements are for informational purposes only. The unaudited pro forma condensed combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated or during the periods indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This information should be read together with FTV’s and eToro’s audited financial statements and related notes included elsewhere in this proxy statement/prospectus, the sections of this proxy statement/prospectus entitled “FTV’s management’s discussion and analysis of financial condition and results of operations,” and “eToro’s management’s discussion and analysis of financial condition and results of operations” and other financial information included elsewhere in this proxy statement/prospectus.

The merger will be accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with IFRS. Under this method of accounting, eToro has been determined to be the accounting acquirer.

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER
SHARE DATA OF FTV AND ETORO

The following table sets forth summary historical comparative share information for FTV and eToro and unaudited pro forma condensed combined per share information of eToro after giving effect to the transactions, assuming two redemption scenarios as follows:

•        Assuming No Redemptions:    This presentation assumes that no FTV stockholders exercise redemption rights with respect to their FTV Class A stock.

•        Assuming Maximum Redemptions:    This presentation assumes that the amount of redemptions results in FTV having $5,000,001 in net tangible assets.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of FTV and eToro would have been had the companies been combined during the periods presented.

Share and per share data in U.S. Dollars

			Combined Pro Forma
	FTV	eToro	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the year ended December 31, 2020(2)
Book value per share(1)	$0.41	22.34	1.29	1.08
Weighted average shares outstanding – basic	7,587,543	17,246,260	888,479,160	857,312,760
Basic net income (loss) per share	$(0.24)	4.80	(0.10)	0.02
Weighted average shares outstanding – diluted	7,587,543	18,793,243	888,479,160	857,312,760
Diluted net income (loss) per share	$(0.24)	4.41	(0.10)	0.02

____________

(1)      Book value per share equals total equity excluding Common stock subject to possible redemption divided by total shares outstanding. The FTV historical shares outstanding excludes 21,855,299 shares subject to redemption for FTV at December 31, 2020. eToro historical shares outstanding are before the effect of share split pursuant to the merger.

(2)      No cash dividends were declared under the periods presented.

RISK FACTORS

Certain factors may have a material adverse effect on eToro’s business, financial condition and results of operations. The risks and uncertainties described below are not the only ones eToro faces. Additional risks and uncertainties that eToro is unaware of, or that eToro currently believes are not material, may also become important factors that adversely affect eToro’s business. If any of these risks actually occurs, eToro’s business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the trading price of eToro’s common shares following the business combination could decline, and you could lose part or all of your investment. Unless the context implies otherwise, as used in this section, all references to “eToro,” where applicable, include all of eToro’s direct and indirect subsidiaries.

Risks related to the operation of eToro’s business

eToro’s operating results have significantly fluctuated in the past and may continue to fluctuate due to market volatility, eToro’s number of funded users and the level of activity of such users.

eToro’s business is highly dependent on the conditions of the various markets with respect to which eToro offers its services (such as securities markets, cryptoasset markets, currency markets and commodities markets) and the scope of trading activity in such markets. Changes in such markets and in the scope of trading activity in such markets, including user sensitivity to adverse market conditions, could have a significant impact on eToro’s business and could result in lower income.

During the past few years, there has been significant disruption and volatility in the global financial markets, in particular with respect to cryptoassets. eToro’s net trading income and operating results may vary significantly from period to period due primarily to movements and trends in the world’s capital markets and to fluctuations in trading levels of eToro’s users, which is often affected by factors beyond eToro’s control, such as market volatility. eToro offers multiple products and enables trade in a wide variety of assets, including, depending upon the specific jurisdiction, securities, contracts for difference with respect to various underlying assets, cryptoassets, commodities and currencies, each of which has its own independent risks and shares some common risks. eToro has generally experienced greater trading volume in periods of volatile trading markets. Measures of financial market volatility reached unprecedented levels during 2020. This surge was triggered primarily by the COVID-19 pandemic and has resulted in exceptional net trading income performance for eToro in 2020. In the event there are lower levels of volatility, eToro’s net trading income and net income will likely be negatively affected.

Across all of eToro’s asset classes, declines in market values of securities or other financial instruments can also result in illiquid markets, which can lead to lower net trading income and profitability from transaction execution activities, increase its counterparty default risk, liquidity and credit risk with respect to our client accounts and harm eToro’s business. Lower price levels of securities and other financial instruments, as well as compressed bid/ask spreads, which often follow lower pricing, can further result in reduced net trading income and net income. These factors can also increase the potential for losses on securities or other financial instruments held in inventory and failures of buyers and sellers to fulfill their obligations and settle their trades, as well as claims and litigation. If eToro’s users experience losses in excess of the funds they have deposited with eToro, eToro may not be able to recover the negative equity from its users. eToro may nonetheless be required to fund positions with counterparties, in which case, eToro may be required to incur charges. Any of the foregoing factors could have a material adverse effect on eToro’s business, financial condition, results of operations and cash flows.

eToro’s business and operations have experienced significant growth, and if eToro does not effectively manage its growth, or is unable to improve its systems and processes, its operating results will be negatively affected.

eToro has significantly expanded its operations in recent years and particularly in recent quarters. For example, eToro has grown from 5.6 million registered users in 2016 to 20 million registered users as of March 30, 2021. As eToro grows, its business becomes increasingly complex. To effectively manage and capitalize on its growth, eToro must continue to expand its information technology and financial, operating and administrative systems and controls. In addition, as eToro grows it may experience increased difficulty in hiring, training and managing a diffuse and growing employee base and ensuring such employees properly follow eToro’s procedures and processes.

eToro prioritized several projects to strengthen its technological and operational control environment and has significantly increased its workforce. eToro’s continued growth could strain its existing resources, and eToro may not be able to expand and upgrade its technology systems and infrastructure to accommodate increases in its business activity in a timely manner, which could lead to operational breakdowns and delays, loss of users, a reduction in the growth of eToro’s user base, increased operating expenses, financial losses, increased litigation or user claims, regulatory sanctions or increased regulatory scrutiny, which could lead to monetary or operational sanctions (e.g., fines or orders to stop accepting new users) or loss of bank relationships that could substantially impair or even suspend eToro’s operations.

These events may require substantial financial expenditures, commitments of resources, developments of eToro’s processes, and other investments and innovations. If eToro does not successfully manage its growth, eToro’s reputation, business and results of operations may be materially and adversely affected.

Cyberattacks and security breaches of eToro’s platform, or those impacting eToro’s users or third parties, could adversely impact its brand and reputation and its business, operating results, and financial condition or result in theft of cryptoassets.

eToro’s business involves the collection, storage, processing and transmission of confidential information, user, employee, service provider and other personal data, as well as information required to access user assets. Although eToro has developed systems and processes designed to protect the data eToro manages, prevent data loss and other security breaches and effectively respond to known and potential risks, and has expended and expects to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide appropriate security or prevent breaches or attacks. eToro has experienced from time to time, and may experience in the future, breaches of its security measures. In addition, eToro’s products and services may themselves be targets of cyberattacks that attempt to sabotage or otherwise disable them, or the defensive and preventative measures eToro takes ultimately may not be able to effectively detect, prevent, or protect against or otherwise mitigate losses from all cyberattacks.

eToro’s computer system, the networks eToro uses, and the network of third parties with whom eToro interacts, are potentially vulnerable to physical or electronic computer break-ins, viruses, malware, phishing, and similar disruptive problems or security breaches, whether due to human error or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on eToro’s systems.

eToro has built its reputation on the premise that its platform offers users a secure way to purchase, store and transact in securities, cryptoassets, currency and commodities. As a result, any actual or perceived security breach of eToro or its third-party partners may:

•        harm eToro’s reputation and brand;

•        result in eToro’s systems or services being unavailable and interrupt eToro’s operations;

•        result in improper disclosure of data and violations of applicable privacy and other laws;

depending on the nature of the information compromised, eToro may have obligations to notify users and regulators about the incident;

•        result in significant regulatory scrutiny, investigations, fines, penalties and other legal, regulatory, and financial exposure;

•        cause eToro to incur significant remediation costs;

•        lead to theft or irretrievable loss of eToro or eToro’s users’ securities, cryptoassets, currencies and commodities;

•        reduce user confidence in, or decreased use of, eToro’s products and services;

•        divert the attention of management from the operation of eToro’s business;

•        result in significant compensation, contractual penalties or termination of contracts or security certifications with respect to eToro, to eToro’s users or third parties as a result of losses to them or claims by them; and

•        adversely affect eToro’s business and operating results.

Further, eToro’s current insurance policies may not protect eToro against all of such losses and liabilities arising from security breaches, cyberattacks, and other types of unlawful activity, or any resulting disruptions from such events. For instance, on February 23, 2021, eToro experienced a system outage. In the event of an outage, it could take an extended period of time to restore full functionality to eToro’s technology or other operating systems, which could affect eToro’s ability to process and settle user transactions. Outages and disruptions of eToro’s platform, including any caused by cyberattacks, may harm eToro’s reputation and eToro’s business, operating results, and financial condition. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Any of such events, particularly if they result in a loss of confidence in eToro’s services, could have a material adverse effect on eToro’s business, financial condition and results of operations and cash flows.

Additionally, any actual or perceived breach or cybersecurity attack directed at other financial institutions, trading exchanges or similar companies, whether or not eToro is directly impacted, could lead to a general loss of user confidence in the security of internet transactions, the safeguarding of confidential personal information or in the use of technology to conduct financial transactions, which could negatively impact eToro, including the market perception of the effectiveness of eToro’s security measures and technology infrastructure. As a result, eToro’s costs and the resources it devotes to protecting against these advanced threats and their consequences may continue to increase over time.

Any significant disruption in eToro’s products and services, or the services provided by third-party data centers or internet service providers, or in any of the blockchain networks eToro supports, could result in a loss of users or funds and adversely impact eToro’s brand and reputation and its business, operating results, and financial condition.

eToro’s reputation and ability to attract and retain users and grow its business depends on eToro’s ability to operate its service at high levels of reliability, scalability and performance, including the ability to process and monitor, on a daily basis, a large number of transactions that occur at high volume and frequencies across multiple systems. In order to do so, eToro relies on its proprietary technology to receive and properly process internal and external data, and also relies on third-party service providers and networks.

In general, eToro’s systems or its providers’ systems have experienced on multiple occasions, and could experience in the future, service interruptions for various reasons. In addition, extraordinary user trading volumes or site usage could cause eToro’s computer systems to operate at an unacceptably slow speed or even fail. Such instances would result in, among other things, unanticipated disruptions resulting in an inability of users to access their accounts and trades, slower response times and delays in eToro’s users’ trade execution and processing, failed settlement of trades, incomplete or inaccurate accounting, recording or processing of trades, unauthorized trades or loss of user information. Frequent or persistent interruptions in eToro’s services could cause current or potential users or partners to believe that eToro’s systems are unreliable, leading them to switch to eToro’s competitors or to avoid or reduce the use of eToro’s products and services, and could permanently harm eToro’s reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to eToro’s users, such users could seek significant compensation or contractual penalties from eToro for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for eToro to address. Because eToro is a regulated financial institution in certain jurisdictions, frequent or persistent interruptions could also lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to our business practices, and ultimately could cause eToro to lose existing licenses or banking relationships that it needs to operate or prevent or delay eToro from obtaining additional licenses that may be required for its business. The relevant jurisdictions and regulators for the relevant periods are as follows: the U.K. (the Financial Conduct Authority); Cyprus (the Cyprus Securities and Exchange Commission); U.S. (FinCEN in the U.S. and Money Transmitter Licenses in states where applicable), Gibraltar (the Gibraltar Financial Services Commission), Australia (the Australian Securities and Investments Commission); and the Seychelles (the Financial Services Authority Seychelles).

Additionally, some of eToro’s systems, including systems of companies eToro has acquired, or the systems of its third-party service providers are not fully redundant, and eToro’s or their disaster recovery planning may not be sufficient for all possible outcomes or events.

eToro’s historical growth rates may not be indicative of its future growth. In particular, eToro experienced significant growth in 2020 and the first quarter of 2021, and eToro’s financial results may not be indicative of results for future periods.

eToro has experienced rapid growth in its business and operations since its inception and particularly in recent years. In 2020, eToro added over 5 million new registered users and generated net trading income of $550 million for the year ended December 31, 2020 compared to $252 million for the year ended December 31, 2019.

In 2020, eToro added total commissions of $602 million, representing year-over-year growth of 146%. Total commissions is a key performance indicator (“KPI”). A KPI is a measurable value that companies use to measure how effectively they are achieving key business objectives. See the section of this proxy statement/prospectus entitled “eToro’s management’s discussion and analysis of financial condition and operating results — Key performance indicators — Total commissions” for more information. However, the future development and growth of consumer trading, including trading cryptoassets, is subject to a variety of factors that are difficult to predict and evaluate. If consumer trading does not grow as eToro expects, its business, operating results, and financial condition could be adversely affected.

In view of the rapidly evolving nature of eToro’s business, eToro’s historical growth rates may not be indicative of eToro’s future growth, and eToro may not be able to maintain similar growth rates in the future. If eToro’s growth rate declines, investors’ perceptions of its business and business prospects may be adversely affected and the market price of eToro’s securities could decline. Noting that cryptoasset platforms in particular are still relatively new, are sometimes unregulated and are subject to heterogenous and still-evolving regulatory regimes. While eToro X Limited (“eToro X”), eToro’s regulated cryptoasset exchange, provides regulated cryptoasset exchange and wallet related services, other eToro group companies provide cryptoassets execution services as ancillary services on the basis of their respective licenses (applying regulatory standards to these services) and eToro is taking appropriate action in order to comply with new requirements where required, there is no assurance eToro will be able to implement these requirements in a timely manner and/or obtain additional licenses which may be required. Furthermore, certain banks or payments companies do not support, or in the future may decide not to support, cryptoassets, which could negatively affect eToro’s business. As a result, the future development of these exchanges is difficult to predict or evaluate.

If eToro cannot keep pace with rapid industry changes to provide new and innovative products and services, or to expand its geographic footprint, the use of eToro’s products and services, and consequently its income, could decline, which could adversely impact eToro’s business, operating results, and financial condition.

The markets in which eToro competes are characterized by rapid technological change, new product and service introductions, evolving industry standards, changing user needs and the entrance of new competitors. eToro’s future success will depend in part on its ability to develop and introduce new service offerings to respond to the evolving needs of its users in a timely and cost-effective manner. Although eToro offers products and tailored services designed to educate, support and retain its users, eToro’s efforts to attract new users or reduce the attrition The markets in which eToro competes are characterized by rapid technological change, new product and service introductions, evolving industry standards, changing user needs and the entrance of new competitors. eToro’s future success will depend in part on its ability to develop and introduce new service offerings to respond to the evolving needs of its users in a timely and cost-effective manner. Although eToro offers products and tailored services designed to educate, support and retain its users, eToro’s efforts to attract new users or reduce the attrition rate of its existing users may not be successful. For example, if eToro is unable to retain existing users or attract new users, or increase current users’ trading activity and/or their share of wallet with eToro, or if eToro fails to offer services to address the needs of its users as they evolve, or fails to provide the expected levels of user service, eToro’s business and results of operations may be materially and adversely affected. Developing and incorporating new products and services into eToro’s business may require substantial expenditures and take considerable time and ultimately may not be successful. In addition, eToro operates in markets across the world and is continually expanding into new markets. eToro may be unable to conduct its operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if eToro expands its businesses into new jurisdictions or areas, the expansion may not yield intended profitable results.

In particular, the cryptoasset industry is dynamic and has been characterized by many rapid, significant and disruptive products and services in recent years. These include decentralized applications, decentralized financing, yield farming, staking, token wrapping, governance tokens, innovative programs to attract users such as transaction fee mining programs, initiatives to attract traders such as airdrops (i.e., distributed for free) and giveaways, staking reward programs, and novel digital currency fundraising and distribution schemes, such as “initial exchange offerings.” eToro expects new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that eToro currently provides. eToro cannot predict the effects of new services and technologies on eToro’s business.

Moreover, eToro must continue to enhance its technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain users, including high-volume traders. As a result, eToro expects to incur significant costs and expenses to develop and upgrade its technical infrastructure to meet the evolving needs of the industry. eToro’s success will depend on its ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If eToro is unable to do so in a timely or cost-effective manner, eToro’s business and its ability to successfully compete, to retain existing users, and to attract new users may be adversely affected.

eToro operates in a highly competitive industry where many of its competitors may have product suites and/or pricing schemes that may appeal to eToro’s current or potential users.

The industries in which eToro operates are characterized by robust competition and eToro expects competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. eToro competes against a number of companies operating around the globe, both those that focus on traditional financial services and those that focus on new technologies such as cryptoasset-based services. Additionally, due to the broad nature of eToro’s products and services, eToro also competes with, and expects additional competition from, high-growth fintech companies, international brokers and developed, tech-led brokers. If eToro is unable to compete effectively, eToro may lose its market share and its results of operations and financial condition may be materially and adversely affected.

Furthermore, the industries in which eToro operates exhibit massive opportunities which may attract major internet companies to enter the market by adopting a similar business model, which may significantly affect eToro’s market share and sales volume. eToro’s competitors range from numerous small enterprises with limited resources to more sophisticated institutions which have larger user bases, more established name recognition and greater financial, marketing, technological and personnel resources than eToro does. These advantages may enable them, among other things, to:

•        develop products and services that are similar to eToro’s, or that are more attractive to users than eToro’s, in one or more of the markets in which eToro operates;

•        provide products and services that eToro does not offer;

•        provide execution and clearing services that are more rapid, reliable or efficient, or less expensive than eToro’s services;

•        offer products and services at prices below eToro’s to gain market share and to promote other businesses;

•        adapt at a faster rate to market conditions, new technologies and user demands;

•        offer better, faster or more reliable technology;

•        outbid eToro for desirable acquisition targets;

•        more efficiently engage in and expand existing relationships with strategic alliances;

•        market, promote and sell their products and services more effectively;

•        develop stronger relationships with users;

•        with respect to banks or e-wallet service providers, prevent users from depositing funds with eToro in an effort to promote their own products; and

•        with respect to liquidity providers (for cryptoassets and other assets), limit eToro’s access to liquidity.

If eToro is not able to differentiate its products and services from those of eToro’s competitors, drive value for eToro’s users, or effectively and efficiently align eToro’s resources with eToro’s goals and objectives, eToro may not be able to compete effectively in the markets in which it operates. Additionally, certain larger and better capitalized competitors, including commercial and investment banking firms, may have access to capital in greater amounts and at lower costs than eToro does, and thus, may be better able to respond to changes in the industries in which it operates, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally.

eToro may suffer losses due to abrupt and erratic market movements, which may cause eToro to be unable to execute or adjust its risk management practices in a timely manner, which could result in potential loss.

eToro conducts its market-making and trading activities predominantly as a principal and therefore holds positions that are at risk of significant price fluctuations, rapid changes in the liquidity of markets, deterioration in the creditworthiness of eToro’s counterparties and other risks that may cause the value of eToro’s positions to decline, which would lead to lower operating income. In addition, if there were any sudden movement in the markets where eToro operates, eToro may be unable to execute or adjust its risk management practices in a timely manner, which could result in a potential loss. eToro’s market risk analysis is based on, among other things, regular scenario-based stress tests and value at risk analysis and may not be able to fully anticipate extreme market conditions or “black swan events.”

eToro’s policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating eToro’s risk exposure in all market environments or against all types of risks. eToro bases its estimates on historical experience and on various other assumptions that eToro believes to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of net trading income and expenses that are not readily apparent from other sources. Periods of erratic or unexpected market movements can cause a “liquidity vacuum,” which occurs when bid/offer spreads for financial instruments become disparate enough that dealing with them becomes prohibitively expensive. There is a risk that eToro may not have sufficient liquidity to support trades made in a liquidity vacuum, which could adversely impact eToro’s financial condition and results of operation.

Further, recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or “short squeezes,” or strong and atypical retail investor interest in the markets may significantly affect eToro’s business.

Because eToro provides real-time services in volatile markets, eToro’s users are exposed to the risk of loss on their investments and positions and user satisfaction may be severely negatively impacted as a result, which may lead to an increased risk of user complaints, litigation, and reputational harm and could have an adverse impact on eToro’s results of operations.

eToro is more susceptible to user disgruntlement and dissatisfaction and to losing users if users are not able to execute trades as desired. In addition, approximately 95% of eToro’s assets under administration consist of the underlying asset or cash. In case of sudden, large price movements, some leveraged market participants may not be able to meet their obligations to eToro or other brokers who, in turn, may not be able to meet their obligations to their counterparties. eToro calculates leverage requirements for each of its users on a real-time basis across all product classes (equities, cryptoassets, derivatives and other financial instruments) and across all currencies. Recognizing that eToro’s users have a range of investing experience, eToro provides tools to facilitate its users’ position management. In light of the current turbulence in the global economy, eToro faces increased risk of default by eToro’s users and other counterparties.

Because of these risks, eToro is highly susceptible to user disgruntlement and dissatisfaction or even user loss if users are not able to execute trades as desired or if users experience losses in their portfolios. eToro cultivates an engaging, open and active social networking feature on which its users are encouraged to exercise their rights of free speech in keeping with eToro’s ethos of democratization, subject to eToro’s regulatory obligations. eToro’s social network also allows users to be more vocal about any issues they experience with eToro’s services and allows users to group together easily. Therefore, the social nature of eToro’s platform may encourage dissatisfied users to share information about bad experiences on eToro’s platform, which could result in damage to eToro’s reputation and loss of future sales. User disgruntlement could lead to an increased risk of user complaints and litigation, including a risk that users escalate complaints to regulators. There can be no assurance that provisions typically included in eToro’s agreements with eToro’s users that attempt to limit eToro’s exposure to claims would be enforceable or adequate or would otherwise protect eToro from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against eToro by any of its users would likely be time-consuming and costly to defend and could seriously damage eToro’s reputation and brand and could have an adverse impact on eToro’s business.

eToro’s ability to provide its users with execution services on a principal basis is dependent upon eToro’s banking infrastructure and its liquidity and payment providers.

eToro relies on third-party financial institutions to provide it with liquidity, payment processing and banking services. If eToro is unable to maintain relationships with such parties and enter into new arrangements, its business and financial performance could be negatively affected and eToro may encounter a reduction in user confidence in the company.

Through its relationships with liquidity providers, eToro’s access to a pool of liquidity ensures that it is able to execute its users’ trades in any of the multitude of eToro product offerings. These trading partners, although under contract with eToro, have no obligation to provide eToro with liquidity and may terminate eToro’s arrangements at any time. In the event that eToro no longer has access to the competitive pricing spreads and/or levels of liquidity that eToro currently has, eToro may be unable to provide competitive trading services, which will materially adversely affect its business, financial condition and results of operations and cash flows. Furthermore, in cryptoassets, eToro sources liquidity using non-regulated liquidity providers and as such is exposed to increased risks related to, among others, insolvency, credit and anti-money laundering (“AML”).

eToro also relies on banking and other financial institutions for the ability to provide cash custody, execution services and other banking services. Any changes in eToro’s ability to access such services could harm eToro’s business. For example, if banking institutions determine not to provide banking services to businesses that provide leveraged trading services, cryptoasset-related services or businesses that accept cryptoassets as payment, eToro’s banking infrastructure could be harmed and eToro could be limited from operating in certain jurisdictions or providing certain products. Furthermore, many banking and other financial institutions impose their own compliance policies. If eToro does not satisfy such policies, it may be further limited in its access to certain banking and other financial institutions.

eToro also relies on payment processors to process transactions and pay fees for their services. From time to time, payment card networks have increased, and may continue to increase in the future, the interchange fees and assessments that they charge for transactions that access their networks. Payment card networks have imposed, and may impose in the future, special fees or assessments for transactions that are executed through a digital wallet such as eToro’s, which could negatively impact eToro and significantly increase its costs. eToro’s payment card processors may have the right to pass any increases in interchange fees and assessments on to eToro as well as increase their own fees for processing, which could increase eToro’s operating costs and reduce its operating income. If eToro is unable to accept payment cards or is limited in its ability to do so, its business would be adversely affected.

eToro is subject to counterparty risk whereby defaults by its users or a financial counterparty, or insolvency proceedings, can have an adverse effect on eToro’s business, financial condition and results of operations.

As a result of offering leveraged trading products, eToro accepts the risk that user credit losses can arise as a cost of its business model in the event that a user’s total funds deposited with eToro are insufficient to cover any trading losses incurred by such user. eToro’s leveraged trading operations require a significant commitment of capital and involve risks of losses due to the potential failure of eToro’s users to perform their obligations under these transactions. Margin is usually expressed as a percentage of the notional value of the trade, and leveraged trading allows a user to take a position in a market with a notional value that is significantly greater than the funds they must deposit. This means that leveraged products magnify the gains or losses a user can make relative to the funds deposited. Although eToro has the ability to alter its margin requirements, this may not eliminate the risk that eToro’s access to liquidity becomes limited or market conditions, including currency price volatility and liquidity constraints, change faster than eToro’s ability to modify its margin requirements. eToro’s business faces market risk, as eToro is the counterparty to the leveraged positions into which users enter. eToro looks to hedge its market exposures in an efficient manner by grouping eToro’s correlated exposures into asset classes. However, eToro is not able to hedge its precise exposures perfectly, which gives rise to basis risk.

If eToro’s users default on their obligations above the amounts existing in their accounts, eToro remains financially liable for such obligations. Although these obligations are collateralized, because the value of eToro’s users’ positions is subject to fluctuation as market prices change, eToro is subject to market risk in the liquidation of user collateral to satisfy such obligations. However, if a user’s equity falls below what is required to support that user’s margin, eToro will automatically foreclose that user’s account and liquidate positions within the same asset class on a real-time basis to bring the user’s account into margin compliance. eToro’s ability to close out its users’ positions may be limited: (i) by local insolvency laws governing the rights of secured parties and/or unsecured creditors to take action against the property of users that have commenced insolvency proceedings; and (ii) to asset classes of the same type held by the user. In addition, a small number of users are extended credit to cover running losses on open trades and margin requirements.

eToro holds significant deposits of its own funds and its users’ funds with third-party banks and other financial institutions, including liquidity providers. eToro is therefore subject to risk of default by financial institutions that hold its funds and its users’ funds. In the event of the insolvency of one of these financial institutions, eToro might not be able to fully recover the assets it has deposited since, in certain cases, it will be among the institution’s unsecured creditors. If it lost access to these funds, eToro’s business could be materially adversely affected.

Additionally, in previous extreme market events, banks and other large financial institutions have become insolvent. As a result of rules recently adopted by U.S. and foreign regulators concerning certain financial contracts (including over the counter derivatives) with certain of eToro’s liquidity counterparties that have been designated as global systemically important banking organizations, eToro may be restricted in its ability to terminate such contracts following the occurrence of certain insolvency-related default events. Some of the contracts with those liquidity providers have been modified in accordance with these new regulations as requested by impacted counterparties either through bilateral negotiation or adherence to certain “Resolution Stay Protocols” developed by the International Swaps and Derivatives Association. The occurrence of such an event could limit or prohibit eToro’s right to receive amounts owed to eToro under the agreements with those liquidity providers or endanger eToro’s ability to retrieve its margin or to provide leveraged trading services, in whole or in part, to eToro users.

Because eToro’s users are located in diverse markets around the world, eToro’s income is vulnerable to local market conditions around the world and geopolitical developments, such as trade wars and foreign exchange limitations.

eToro’s business is subject to risks associated with doing business internationally and may be harmed by global events beyond its control, including changes in business, economic, or political conditions and overall slowdowns in financial instruments trading, which could impact trading activity or margin lending and could result in lower income. Operating in multiple countries, including in Israel, the U.K., countries in the E.U., Australia and countries in Asia, subjects eToro to multiple risks, including:

•        differing economic and political conditions;

•        differing local product preferences and product requirements;

•        potentially negative consequences from changes in or interpretations of laws, including user protection, data protection, privacy, financial services, tax and other laws or policies;

•        geopolitical events, including natural disasters, public health issues, acts of war, nationalism and terrorism, social unrest or human rights issues;

•        partial or total expropriation of international assets;

•        trade protection measures, including tariffs or import-export restrictions; and

•        enforceability and protection of intellectual property and contract rights differing between jurisdictions.

Violations of the complex foreign laws, rules and regulations that apply to eToro’s international operations may result in fines, criminal actions or sanctions against eToro; prohibitions on the conduct of eToro’s business; and damage to eToro’s reputation. Although eToro has implemented policies and procedures designed to promote compliance with these laws, violations by eToro’s agents could nevertheless occur. These risks are inherent in eToro’s international operations and expansion may increase eToro’s costs of doing business internationally and could harm

eToro’s business and reputation. In addition, eToro may in the future undertake projects and make investments in countries in which eToro has little or no previous investment or operating experience. eToro may not be able to fully or accurately assess the risks of investing in such countries or may be unfamiliar with the laws and regulations in such countries governing its investments and operations. Demand also could differ materially from eToro’s expectations as a result of local economic and political conditions or currency fluctuations. As a result, eToro may be unable to effectively implement its strategy in new jurisdictions.

eToro is exposed to risks relating to the availability of capital to fund its working capital, including regulatory capital requirements, margin requirements and required advances to payment providers, and the possibility that eToro will be unable to meet financial obligations or liquidity requirements as needed.

In order to meet regulatory capital requirements, to run its business at its desired capacity and to properly manage its risks, including risks related to its margin requirements, eToro requires high levels of working capital. As eToro’s operations continue to expand, it could have difficulty maintaining sufficient working capital to sustain its growth.

There is no guarantee that eToro’s existing cash and cash equivalents will be sufficient to meet its working capital needs in the future, but eToro believes that its current working capital is sufficient, although there is no guarantee that this will continue to be true in the future. In the future, eToro may require additional capital to sustain its growth, respond to business opportunities, refinancing needs, business and financial challenges, regulatory surety bond requirements, acquisitions, or unforeseen circumstances and may decide to engage in equity, equity-linked, or debt financings or enter into additional credit facilities for other reasons, and it is possible that eToro will not be able to secure any such additional financing or refinancing on favorable terms, in a timely manner, or at all. Furthermore, access to capital determines eToro’s creditworthiness, which if perceived negatively in the market could materially impair eToro’s ability to provide clearing services and attract user assets, both of which are important sources of net trading income. Thus, if eToro is unable to maintain or increase its capital on competitive terms, eToro could be at a significant competitive disadvantage, and eToro’s ability to maintain or increase its income and earnings could be materially and negatively impaired.

eToro’s current level of commission and fee rates may decline in the future which could reduce its net trading income.

eToro competes in various asset markets based in part on eToro’s ability to execute its users’ trades at competitive prices, to retain eToro’s existing users and to attract new users. eToro may experience pressure on its commission or fee rates as a result of competition it faces in the industry in which it operates. eToro’s competitors could offer their services at lower prices, and eToro may be required to reduce its fees significantly to remain competitive. A decline in eToro’s commission or fee rates could lower its net trading income would adversely affect eToro’s profitability. eToro does not currently employ a payment for order flow model.

If eToro fails to develop, maintain, and enhance its brand and reputation, its business, operating results, and financial condition may be adversely affected. If there is any negative publicity with respect to eToro, its industry peers or its industries in general, eToro’s business and results of operations may be materially and adversely affected.

eToro’s brand and reputation as a global, multi-asset investment platform are key assets and a competitive advantage. Maintaining, protecting, and enhancing eToro’s brand depends largely on the success of its marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support, and on eToro’s ability to successfully secure, maintain, and defend its rights to use the “eToro” mark and other trademarks important to eToro’s brand. eToro believes that the importance of its brand will increase as competition further intensifies. eToro’s brand and reputation could be harmed if it fails to achieve these objectives or if eToro’s public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. eToro’s brand could also be harmed by perceived inconsistencies in its product offerings as a result of limited product offerings in certain jurisdictions due to regulatory requirements in different jurisdictions. Due to such differing regulatory frameworks in various jurisdictions, eToro may not experience the benefits it anticipates from its global brand image or its brand image may be harmed. Unfavorable publicity about eToro, including its products, services, technology, user service, personnel, and cryptoasset or cryptoasset platforms generally could diminish confidence in, and the use of, eToro’s products and services, which could have an adverse effect on eToro’s business, operating results, and financial condition.

Any acquisitions, partnerships or joint ventures that eToro makes or enters into could require significant management attention, disrupting eToro’s business and harming eToro’s financial condition.

eToro may in the future seek to acquire or invest in businesses, products, or technologies that it believes could complement or expand its platform, enhance its technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause eToro to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, eToro has limited experience in acquiring other businesses. eToro may not successfully identify desirable acquisition targets, or if eToro acquires additional businesses, it may not be able to integrate them effectively. Since eToro’s prior acquisitions have primarily focused on smaller companies, eToro’s ability to acquire and integrate a larger company is untested. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment and exposure to claims and disputes by third parties, including intellectual property claims. eToro also may not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. In addition, if an acquired business fails to meet eToro’s expectations, eToro’s business, operating results, and financial condition may suffer.

Although eToro maintains insurance coverage that it believes is adequate for its business, eToro may not be able to get adequate insurance to cover all known risks and its insurance policies may not be sufficient to cover all claims.

eToro currently carries insurance in connection with eToro’s business, including directors’ and officers’ liability insurance, cyber liability insurance and professional liability insurance. eToro has limited business interruption insurance to compensate for losses that could occur. eToro does not maintain cryptoasset theft insurance, general product liability insurance or key-man insurance. eToro’s insurance coverage for certain cyber incidents (including those compromising cryptoassets) is limited and does not cover the extent of loss nor the nature of such loss, in which case eToro may be liable for the full amount of losses suffered, which could be greater than all of its assets.

eToro is growing rapidly and its insurance coverage may not be sufficient to protect eToro from any loss now or in the future and eToro may not be able to successfully claim its losses under its current insurance policies on a timely basis, or at all. eToro’s inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact and regulatory scrutiny.

If eToro incurs any loss that is not covered by its insurance policies, or the compensated amount is significantly less than eToro’s actual loss, eToro’s business, financial condition and results of operations could be materially and adversely affected.

Risks related to the regulation of eToro’s business

eToro’s business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or eToro’s failure to comply with, any laws and regulations could adversely affect eToro’s business, operating results and financial condition.

The regulatory landscape includes government regulation, supervision and enforcement by the numerous governmental and regulatory bodies in the jurisdictions in which eToro operates, including, among others, rules and regulations relating to financial instruments on an execution-only basis, managed investments and advisory services, securities and cryptoassets in markets such as the U.S., E.U., U.K., Asia, Australia, Gibraltar and in additional jurisdictions in which eToro is currently seeking to become licensed or in which it otherwise has users, each of which could restrict eToro’s business practices. In addition, regulators have imposed restrictions and conditions on the licenses held by eToro, and may in the future, impose further restrictions or conditions, limiting the extent and type of business which certain eToro subsidiaries may conduct. While eToro believes that its business currently complies with such restrictions and conditions, any imposition of additional requirements by regulators could negatively impact eToro’s prospects for business expansion. eToro has implemented certain mechanisms in order to protect its business from the risk that users could use eToro’s products and services in jurisdictions other than those in which they originally signed up. However, the failure of such mechanisms could have a negative effect on eToro’s business. eToro must devote substantial resources to meeting its heterogenous and dynamic regulatory obligations, including hiring knowledgeable employees and providing them adequate resources to respond to heterogenous and possibly conflicting regulatory requirements, in order to maintain its compliance procedures.

(a)    As eToro continues its rapid growth and adds additional services, asset classes and countries to its platform, it will face increasing regulatory demands, and eToro may have difficulty complying with its regulatory obligations.

For example, as eToro expands its product offerings in the U.S. to include securities products to its users, it will be subject to additional and significant regulatory oversight with respect to such activities, particularly from a marketing and customer protection perspective. Within the U.S. in particular, the SEC and FINRA have indicated that potential “game-like” features present regulatory concern and it is possible that future rules and regulations, if implemented or adopted, may require eToro to update, change, or otherwise alter its securities product offerings in the U.S. In addition, eToro will be subject to the obligation to ensure that any security or securities investment strategy that eToro recommends to a user (to the extent it does in fact make such recommendations) is in that user’s “best interest” consistent with its obligations as an SEC-registered broker-dealer. In addition, certain of the products and services offered by eToro are considered complex with respect to their provision to retail users and additional compliance obligations apply to such products. For example, in the E.U., eToro is obliged to assess the “appropriateness” of complex products for its users, even where they are sold on an “execution-only basis.” Any potential changes to existing requirements concerning appropriateness may require enhancements to eToro’s existing systems and processes, which may lead to increased compliance costs for eToro or negatively impact the proportion of addressable users.

Regulators in the European Economic Area, U.K. and in some other jurisdictions in which eToro operates have imposed prohibitions or restrictions on the marketing, distribution and sale of certain products (including margin and leveraged products and the prohibition of derivatives in the U.S.) and services to retail users, and such measures could have a material adverse effect on eToro’s business, financial condition and results of operations and cash flows. Any future regulations may affect the availability of eToro’s products and materially and adversely affect eToro’s business.

(b)    Regulatory challenges may arise as a result of geopolitical changes such as “Brexit” or from changes to laws and regulations, including with respect to cryptoassets.

Many of the regulations eToro is governed by are intended to protect the public, eToro’s users and the integrity of the markets, and not necessarily eToro’s shareholders. In addition, the U.K.’s departure from the E.U. (“Brexit”) has led to legal uncertainty and increased complexity for financial services firms as national laws and regulations in the U.K. start to diverge from E.U. laws and regulations. In particular, eToro may face new regulatory costs and challenges, including obtaining additional regulatory permissions in the U.K. market.

Brexit may also result in further fragmentation in the regulatory framework as the U.K. and European Union adopt divergent approaches. Such fragmentation may lead to additional issues in relation to cross-border access for retail users, noting that at present a range of temporary permissions regimes exist to allow the wind-down of existing relationships. These and other factors related to the departure of the U.K. from the E.U. could, individually or in the aggregate, have a material adverse impact on eToro’s business, financial condition, and results of operations.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the U.S. and in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the financial products or services, including securities and cryptoasset as a whole and eToro’s legal and regulatory status in particular by changing how eToro operates its business, how its products and services are regulated, and what products or services eToro and its competitors can offer, requiring changes to eToro’s compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain activities, including, but not limited to, a band on cryptoasset transactions, as has occurred in certain jurisdictions in the past. For example, various states within the U.S. have recently proposed, or are in the process of implementing, additional or enhanced licensing and other regulatory obligations on entities such as eToro that provide cryptoasset trading capabilities to retail investors. Also, as it relates to eToro’s future retail securities offering in the U.S., the SEC and the Financial Industry Regulatory Authority, Inc. (“FINRA”) have demonstrated increased attention to mobile brokerage applications more broadly and especially those that incorporate simplified user interfaces, social trading features, and other components that can be seen to encourage user trading activity. To the extent that either the SEC or FINRA adopt rules or regulations prohibiting, limiting, discouraging or otherwise regulating such practices, eToro may have to adjust its product offerings. In addition, under recommendations from the Financial Crimes Enforcement Network (“FinCEN”) and the Financial Action Task Force (“FATF”), the U.S. and several foreign jurisdictions are likely to impose the Funds Travel Rule and the Funds Transfer Rule (the “Travel Rule”)

on financial service providers in the cryptoasset economy. eToro may face substantial compliance costs to operationalize and comply with the Travel Rule and may be further subject to administrative sanctions for technical violations or user attrition if the user experience suffers as a result.

eToro has filed registration applications in the U.K., the Netherlands, France and Germany. eToro is currently evaluating the application requirements in additional E.U. members’ states. While the application in France is pending and was submitted in response to requests from the applicable regulator, eToro entities ceased offering cryptoasset-related services in France. eToro’s registration application in the Netherlands was approved and the cryptoassets service was reinstated. eToro is further exploring additional licenses and registrations where applicable such that it may offer its digital services continuously without interruption. However, several eToro entities may be required to temporarily or permanently cease or reorganize their cryptoassets offerings in the E.U. Such additional licenses, reorganizations, temporary or permanent cessation of the cryptoassets offerings could have a material adverse effect on eToro’s business, financial condition and results of operations and cash flows and reputation.

In addition, although eToro has policies and procedures in place for determining the characterization of cryptoassets, such policies and procedures may not be fully effective in mitigating eToro’s risk exposure.

(c)     eToro is required to comply with certain laws related to sanctions, anti-money laundering and counter-terrorism financing.

eToro is required to comply with aspects of laws and regulations related to sanctions enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), and U.S. anti-money laundering and counter-terrorism financing laws and regulations enforced by FinCEN and certain state financial services regulators. U.S. sanctions laws and regulations generally restrict dealings by persons subject to U.S. jurisdiction with certain governments, countries, or territories that are the target of comprehensive sanctions, currently including the Crimea Region of Ukraine, Cuba, Iran, North Korea and Syria as well as with persons identified on certain prohibited lists. eToro’s risk-based anti-money laundering and sanctions compliance program includes monitoring of IP addresses to identify prohibited jurisdictions and of blockchain addresses that have either been identified by OFAC as prohibited or that otherwise are believed by eToro to be associated with prohibited persons or jurisdictions. Nonetheless, there can be no guarantee that these measures will prevent all breaches of anti-money laundering and sanctions requirements. In particular, the nature of the blockchain and of eToro’s services makes it technically infeasible in all circumstances to prevent transactions with particular persons or addresses. If eToro were to be found to have violated sanctions, or become involved in government investigations, that could result in negative consequences for eToro, including costs related to government investigations, financial penalties, and harm to eToro’s reputation. The impact on eToro related to these matters could be substantial. Although eToro has implemented controls, there is no guarantee that eToro will not inadvertently provide products and services to individuals, entities, or governments prohibited by U.S. sanctions. eToro is equally required to comply with sanctions (including, without limitation, sanctions regimes administered by the Office of Financial Sanctions Implementation of Her Majesty’s Treasury in the United Kingdom), and anti-money laundering and counter-terrorism financing requirements in a number of non-U.S. jurisdictions. Non-compliance with such requirements could lead to similar negative consequences and substantial impacts on eToro, which may include loss of essential third-party relationships, particularly with regulated financial services institutions.

(d)    Additional regulatory challenges may arise as a result of changes to industry standards in the various markets in which eToro operates.

The market in which eToro operates is currently facing challenges with respect to the payment for order flow model that many market participants rely on. Although eToro does not currently employ a payment for order flow model, to the extent changes to such business model are required due to the evolving regulatory landscape, such changes could have a significant impact on market participants’ and investors’ perceptions of the industry in which eToro operates, as well as eToro’s business. eToro’s business prospects may be adversely affected and the market price of eToro’s securities could decline as a result.

(e)     eToro may be subject to increasingly complex tax laws and transfer pricing rules.

As a multinational organization, operating in multiple jurisdictions, including, but not limited to, the E.U., U.K., Australia, U.S., and Israel, eToro may be subject to increasingly complex tax laws and taxation in several jurisdictions, the application of which can be uncertain. The amount of taxes eToro is required to pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws, potential disputes around the allocation of profits between the various entities and jurisdictions and precedents, which could have a material adverse effect on eToro’s business.

Many of the jurisdictions in which eToro conducts business have detailed transfer pricing rules, which require contemporaneous documentation establishing that all transactions with non-resident related parties be priced using arm’s-length pricing principles. Tax authorities in these jurisdictions could challenge eToro’s related party transfer pricing policies and, consequently, the tax treatment of corresponding expenses and income. If any tax authority were to be successful in challenging eToro’s transfer pricing policies, eToro may be liable for additional corporate income tax, withholding tax, indirect tax and penalties and interest related thereto, which may have a significant impact on tax liabilities and expenses and potentially on eToro’s results of operations and financial condition. In addition, once eToro reaches annual consolidated turnover which is currently EUR 750 million, eToro will be obliged to submit Country by Country transfer pricing reports, which may entail a different controversy and compliance environment by the tax authorities in the jurisdictions in which eToro operates.

eToro is subject to regular review and audit by the relevant tax authorities in the jurisdictions in which eToro operates and as a result, the authorities in these jurisdictions could review eToro’s tax returns and impose additional significant taxes, interest and penalties, challenge the transfer pricing policies adopted by eToro, claim that eToro’s operation constitutes a taxable presence in a different jurisdiction and/or that various withholding requirements apply to eToro or its subsidiaries or assert that benefits of tax treaties are not available to eToro or its subsidiaries, any of which could materially affect eToro’s income tax provision, net income, or cash flows in the period or periods for which such determination is made.

Furthermore, companies in the online trading industry, including eToro, may become subject to incremental taxation in various tax jurisdictions which seek to tax various aspects of the digital economy. Although taxing jurisdictions have not yet adopted uniform positions on this topic, eToro is assessing its tax obligations under such tax legislations on an ongoing basis, as the threshold which generally applies to such rules is an annual consolidated revenues of EUR 750 million. eToro could be required to collect additional sales, use, value added, digital services, equalization levy or other similar taxes, either direct and indirect, or be subject to other liabilities that may increase the costs eToro’s users would have to pay for eToro’s products and adversely affect eToro’s results of operations. If eToro is required to be responsible for payment for such additional taxes and is unable to pass such taxes or expenses through to its users, eToro’s costs would increase and its net income would be reduced.

If eToro fails to comply with applicable laws, rules and regulations, including if it fails to adapt its business to new laws and regulations that are promulgated from time to time, eToro could be subject to disciplinary actions, fines and loss of licenses to provide its services, which may prevent eToro from serving users in certain jurisdictions.

Failure to obtain, quality for, maintain or comply with the authorizations, approvals, licenses, permits or the regulatory frameworks established in each of the jurisdictions in which eToro and its subsidiaries are regulated gives rise to a number of significant risks, including, but not limited to, the removal of permissions to operate, fines, and public censures. Non-compliance with laws and regulations, for example with respect to financial services licensing, the marketing or offering of eToro’s products or services to users and consumer protection legislation in the jurisdictions in which eToro’s users reside, could affect the enforceability of eToro’s contracts. If regulators conclude that eToro’s marketing or financial promotions are not fair or clear, are misleading (for example with respect to zero commission or zero fee services) or that eToro’s or its numerous third-party marketing partners’ conduct otherwise does not comply with applicable laws or regulations, eToro may be exposed to regulatory sanctions or required to alter its marketing strategies in a manner which may impact the development of eToro’s business. Especially in the U.S., eToro is subject to a significant amount of federal and state regulatory oversight, which requires that eToro obtain and maintain numerous federal and state registrations and licenses. Disparate licensing, marketing, product, and reporting obligations constitute a significant regulatory and operational burden, which may require that eToro modify its product offerings based upon the location of its U.S. users. Failure to maintain licenses or registrations in particular U.S. jurisdictions may require that eToro cease providing some or all products and services to users located in that particular jurisdiction. eToro may also be subject to litigation, investigations, fines, disgorgement of income, sanctions, damages and additional penalties or restrictions that could significantly harm eToro’s business. Additionally, in connection with providing eToro’s services in multiple currencies, eToro may face scrutiny from financial regulators if eToro incorrectly sets its foreign currency exchange rates.

eToro may be unable to obtain or acquire additional licenses, registrations or other regulatory approvals which may be required for its business, or be unable to do so without changes to eToro’s business model, which may prevent eToro from servicing users in certain jurisdictions. For example, in October 2018, the Ontario Securities Commission issued a notice of hearing for eToro (Europe) Ltd.’s trading in securities without complying with Ontario’s securities law related to licensing. As a result, eToro paid an administrative penalty and stopped providing services in Canada without prejudice to its right to resume services in Canada subject to obtaining appropriate licenses in the future.

Regulatory investigations and settlements could cause eToro to incur additional expenses or change its business practices in a manner material and adverse to its business and could significantly damage its reputation. In the past, when risks have materialized, eToro paid fines and updated its products and services or restricted access to such products and services as required to comply, or otherwise reorganized or discontinued all or part of eToro’s business in specific jurisdictions with a view to compliance with applicable regulations or enforcement actions. For example, in June 2020, the Shanghai police initiated an investigation and detained several employees of eToro Shanghai which eToro understands was part of an industry-wide campaign affecting other financial services companies operating in China. These employees have been released except for two employees, which have been formally arrested and proceedings against them are ongoing. The Chinese authorities have not prosecuted nor taken any other action against eToro Shanghai or other eToro entities and eToro does not currently have any users located in China. It is possible that eToro will need to update or restrict access to its products and services again in the future, or otherwise reorganize or discontinue elements of eToro’s business in particular jurisdictions.

eToro has in place compliance programs to deal with these dynamic regulatory obligations, although eToro cannot guarantee that such compliance programs will be effective in all material respects. As such, eToro is, and has been, in dialogue with a number of regulators on a number of issues relating to compliance with applicable regulations. While eToro continues to review and enhance its compliance programs, it may be the case that regulators continue to scrutinize its operations for compliance with applicable regulations and take issue with the manner in which eToro provides or markets, or has provided or marketed, its services and products in the relevant jurisdiction. The result of the aforementioned may be regulatory enforcement action, imposition of fines, changes to eToro’s business model or ceasing to do business in particular jurisdictions or in relation to particular products or services, which may or may not have a material impact on the future growth of eToro’s business. eToro’s enhancements to its compliance programs may not prove effective and may not shield eToro from liability for historic breaches of applicable regulatory obligations.

For certain jurisdictions in which eToro operates or provides services to users, eToro has relied in part or entirely on the advice of counsel with respect to regulatory matters.

eToro operates in certain jurisdictions, or provides services to users in certain jurisdictions, in which eToro is not specifically licensed or authorized. It does so based on its management’s estimation of the legal, regulatory and commercial risk in the relevant jurisdiction (including an assessment of the likelihood of enforcement action being taken against eToro). In certain jurisdictions, eToro’s determination takes into account advice sought from local counsel as to whether certain parts or the entirety of eToro’s business in such jurisdictions, or the products (including cryptoassets) and services that eToro markets or offers to users in those jurisdictions, are subject to local licensing requirements or other regulations or are otherwise covered by eToro’s existing regulatory licenses. This legal advice is qualified by assumptions and those assumptions may turn out to be inconclusive or incorrect and subject to change. Furthermore, applies only as of the date such decision was rendered. It is possible that the legal and regulatory framework informing such legal advice may change at any time. In addition, in many circumstances, particularly within the U.S. significant uncertainty exists with respect to various cryptoasset regulatory matters, including as it relates to whether or not particular assets constitute securities under U.S. securities laws, and therefore legal advice may render limited regulatory or operational clarity for eToro.

Furthermore, eToro is exposed to the risk that a local regulatory agency or other authority determines that eToro’s conduct is not in compliance with local laws or regulations (including local licensing or authorization requirements) and to the risk that the regulatory environment in a jurisdiction may change, including a circumstance where laws or regulations or licensing or authorization requirements that previously were not enforced become subject to enforcement. For instance, in certain jurisdictions, eToro along with other prominent financial institutions have received investor risk warnings regarding the need for licenses or registrations in such jurisdictions. eToro’s processes for refreshing this advice periodically may not identify relevant changes in laws and regulations immediately or in a timely manner. The foregoing applies equally where eToro has failed to take advice in relation to a product or service for a particular jurisdiction. In addition, eToro has not obtained opinions relating to the characterization of the individual cryptoassets that if offers (e.g., whether they would constitute “securities” or similar) under local licensing or authorization regimes in all jurisdictions from which it accepts users, resulting in a risk that eToro’s understanding of the regulatory environment for cryptoassets in that jurisdiction may not adequately take into account differences in the regulatory treatment of individual cryptoassets. Specifically, in the U.S., continued uncertainty surrounds whether or not certain cryptoassets constitute securities. This is of particular concern with respect to eToro’s U.S. operations given that generally speaking, within the U.S., non-securities cryptoassets and securities cryptoassets are subject to significantly different regulatory regimes, licensing requirements, customer protection standards, and custody considerations. Failure to comply with relevant licensing, registration or other regulatory requirements or regulations could lead to reputational damage to eToro, limit its ability to grow or continue to operate its business in certain jurisdictions, negatively impact eToro’s relationships with regulators, expose eToro to the risk of regulatory fines, penalties and sanctions, or render eToro’s contracts with its users unenforceable.

The nature of “social trading” may expose eToro to regulatory and reputational risks.

Because of the social aspect of eToro’s platform, users’ actions on eToro’s platform exposes eToro to risks, some of which are similar to any other social media company, however, some present unique risks given eToro’s financial services offering. Statements made through eToro’s platform may be misleading or manipulative and could lead to abusive or disorderly trading and/or result in users entering into transactions that are not suitable for them. eToro may incur liability as a result of information received from third-parties made available through eToro’s platform or claims related to eToro’s products. Following significant retail investor activity trading in certain “meme stocks” in early 2021 (including, for example, with a view to causing a “short squeeze” in specific stocks), social trading has received certain regulatory interest and may receive increased regulatory scrutiny going forward. In addition, broader content-focused legislation regulating content on eToro’s platform, may require it to change its products or business practices and may adversely affect eToro’s business and financial results. Furthermore, eToro may be negatively affected by the actions of users that are deemed to be hostile or inappropriate to other users or by the actions of users acting under false or inauthentic identities. In such events, eToro could suffer from user complaints, litigation and negative publicity. Legislation regulating content on eToro’s platform, or regulatory changes in relation to social trading offerings, may require eToro to change its products or business practices and may adversely affect eToro’s business and financial results. Furthermore, eToro may be negatively affected by the actions of users that are deemed to be hostile or inappropriate to other users or by the actions of users acting under false or inauthentic identities. In such events, eToro could suffer from user complaints, litigation and negative publicity.

Social trading and copy trading can by its nature lead to a higher degree of user complaints or action and regulatory oversight.

Furthermore, the manner in which eToro operates its social trading features is novel and may be subject to regulatory scrutiny and oversight and may cause the imposition of limitations and restrictions on the manner in which eToro currently operates. Social trading (together with eToro’s copy facilities) may also result in bespoke market conduct risks and/or abusive activity occurring via eToro’s platform. In addition, the regulatory treatment of copy trading is uncertain in some of the jurisdictions in which eToro operates, including in particular the U.S., and there can be no assurance that copy trading would be implemented in the same manner in the U.S.

eToro is subject to risks relating to litigation, claims and potential liabilities under laws and regulations applicable to financial services, including enforcement actions of regulatory authorities in jurisdictions in which eToro operates or has users.

The volume of claims and the amount of damages and fines claimed in litigation and regulatory proceedings against financial services firms has been increasing and may continue to increase. The amounts involved in the trades eToro executes, together with rapid price movements in certain assets, can result in potentially large damage claims in any litigation resulting from such trades. The social networking aspect of eToro enables its users to communicate with each other regarding their trades on eToro’s platform, which could lead to amplification of complaints or collusion between users. If many eToro users lose money, they may share this fact on eToro’s platform and other social networks, which could result in increased regulatory scrutiny. Dissatisfied users, regulators or self-regulatory organizations may make claims against eToro regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as eToro’s business continues to expand. This increased scrutiny may be costly and time-consuming and may divert eToro’s resources from other business priorities.

Even if eToro prevails in any litigation or enforcement proceedings against it, eToro could incur significant legal expenses and require significant management time handling such claims, even those without merit. Moreover, because even claims without merit can damage eToro’s reputation or raise concerns among its users, eToro may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against eToro, or an adverse resolution of any such matter could have a material adverse effect on eToro’s reputation, business, financial condition and results of operations and cash flows.

eToro is subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators, including the SEC, Financial Crimes Enforcement Network and self-regulatory organizations such as FINRA and foreign financial service regulators, including the U.K. Financial Conduct Authority, the Cyprus Securities and Exchange Commission and the Australian Securities and Investment Commission, each of which have broad discretion to audit and examine eToro’s business. As a result of findings from these audits and examinations, regulators have imposed, are imposing, and may in the future impose remedial measures on eToro requiring it to take certain actions, including amending, updating, or revising its compliance measures, limiting the kinds of users to which eToro may provide services, or changing, terminating, or delaying the introduction of new or existing products and services. eToro has received, and may in the future receive, examination reports citing potential and actual violations of rules and regulations, inadequacies in its existing compliance programs, and which require it to enhance certain practices with respect to its compliance program, including due diligence, monitoring, training, reporting, and recordkeeping. Implementing appropriate measures to properly remediate these examination findings may require eToro to incur significant costs, and if it fails to properly remediate any of these examination findings, it could face civil litigation, significant fines, damage awards, forced removal of certain employees including members of its executive team, barring of certain employees from participating in its business in whole or in part, revocation of existing licenses, limitations on existing and new products and services, reputational harm, negative impact to eToro’s existing relationships with regulators, exposure to criminal liability, or other consequences.

eToro’s collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights, which may have a material and adverse impact on eToro’s business, financial condition and results of operations.

eToro obtains and processes large amounts of sensitive data, including personal data related to eToro users and their transactions. Various local, state, federal, and international laws, directives and regulations apply to eToro’s collection, use, retention, protection, disclosure, transfer and processing of personal data, such as unauthorized marketing purposes and violation of consumer protection or data privacy laws. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact eToro’s business. For example, the European Union General Data Protection Regulation (“GDPR”) requires companies to meet certain requirements regarding the handling of personal data, including its use and protection, and to provide data subjects the ability to exercise certain rights in relation to their personal data. Failure to meet GDPR requirements could result in penalties of up to 4% of eToro’s worldwide net trading income.

In the U.S., various federal and state laws and regulations apply to the collection, processing, disclosure and security of certain types of data. Additionally, the Federal Trade Commission and certain state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. In June 2018, California enacted the California Consumer Privacy Act (“CCPA”), which became operative on January 1, 2020, and broadly defines personal information, gives California residents certain privacy rights and protections, and provides for civil penalties for violations, and a private right of action for data breaches in certain cases. Many aspects of the CCPA and its interpretation remain unclear, and its full impact on eToro’s business and operations remains uncertain.

The interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain and evolving, and may be interpreted and applied in a manner that is inconsistent with eToro’s interpretation of such data protection laws and practices. If so, eToro may be ordered to change its data practices and/or be fined. Complying with these dynamic laws has caused, and could continue to cause, eToro to incur substantial costs, which could have an adverse effect on eToro’s business and results of operations. Further, failure to comply with existing or new rules may result in significant penalties or orders to stop the alleged noncompliant activity.

Because eToro generally applies GDPR globally, without local law analysis, any discrepancies in the interpretation of local law could negatively affect eToro’s business. Despite eToro’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that eToro’s practices, offerings, or platform, or those of its third party providers, could fail, or be alleged to fail, to meet applicable requirements, which could damage eToro’s reputation or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect eToro’s business, operating results, and financial condition. In addition, as eToro expands, it may assume liabilities for breaches experienced by any companies eToro acquires.

The requirement to maintain regulatory capital may affect eToro’s ability to distribute profits and/or restrict expansion, which may affect eToro’s ability to conduct its business and may reduce profitability.

eToro is required by regulators to maintain sufficient funds and financial soundness to adequately support its regulated subsidiaries. The amount that eToro is required to hold by each regulator is generally calculated to ensure that it has appropriate capital to cover its overhead requirements, market risk, credit risk and operational risk. eToro may from time to time incur indebtedness and other obligations which could make it more difficult to meet these capitalization requirements or any additional regulatory requirements. Regulators continue to evaluate and modify regulatory capital requirements from time to time in response to market events and to improve the stability of the international financial system. Additional revisions to this framework or new capital adequacy rules applicable to eToro may be proposed and ultimately adopted, which could further increase eToro’s minimum capital requirements in the future, have an adverse effect on eToro’s business, operating results, and financial condition, or result in the removal of permissions to operate, fines, and public censures. Even if regulators do not change existing regulations or adopt new ones, eToro’s minimum capital requirements will generally increase in proportion to the size of eToro’s business conducted by eToro’s regulated subsidiaries. As a result, eToro will need to increase its regulatory capital in order to expand its operations and increase its net trading income, and eToro’s inability to increase its capital on a cost-efficient basis could constrain eToro’s growth. In addition, in many cases, eToro is not permitted to withdraw regulatory capital maintained by its subsidiaries without prior regulatory approval or notice, which could constrain eToro’s ability to allocate eToro’s capital resources most efficiently throughout its global operations. In particular, these restrictions could adversely affect eToro’s ability to withdraw funds needed to satisfy its ongoing operating expenses, debt service and other cash needs and could limit any future decision by the eToro board to declare dividends.

Proposed legislation that would impose taxes on certain financial transactions could have a material adverse effect on eToro’s business, financial condition and results of operations.

Certain members of the U.S. Congress and individual state legislatures have proposed the imposition of new taxes on a broad range of financial transactions, including transactions that occur on eToro’s platform, such as the buying and selling of stocks and derivative transactions. For example, the Wall Street Tax Act of 2021, H.R. 328, which was introduced into the U.S. Congress in January 2021, would impose a 0.1% excise tax on certain covered transactions. If enacted, such financial transaction taxes could increase the cost to customers of investing or trading on eToro’s platform and reduce or adversely affect U.S. market conditions and liquidity, general levels of interest in investing and the volume of trades and other transactions from which eToro derives transaction revenues. While it is difficult to assess the impact the proposed taxes could have on eToro, if a financial transaction tax is implemented in any jurisdiction in which eToro operates, its business, financial condition or results of operations could suffer a material adverse effect, and eToro could be impacted to a greater degree than other market participants.

Risks related to third parties

eToro relies on third parties to perform certain key functions, including for services related to cloud computing services and data centers, and their failure to perform those functions could result in the interruption of eToro’s operations and systems and could result in significant costs and reputational damage to eToro and losses to eToro’s users.

eToro relies on third parties in connection with many aspects of its business, including parties that provide data center facilities, infrastructure, website functionality and access, components, services, including databases and data center facilities and cloud computing, outsourced user services, compliance support and product development functions, all of which are critical to eToro’s operations. When eToro outsources certain of its operations, it must perform enhanced due diligence of those third parties and must actively monitor and audit such outsourced functions, pursuant to applicable licenses and permissions.

Because of the inherent risk in eToro’s reliance on third parties to provide these services and to facilitate certain of eToro’s business activities, eToro faces increased operational risks. eToro does not control the operation of any of these third parties, including the data center facilities eToro uses. These third parties may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, break-ins, computer viruses, denial-of- service attacks, sabotage, acts of vandalism, privacy breaches, service terminations, disruptions, interruptions, and other misconduct. They are also vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics (including the COVID-19 pandemic) and similar events. The failure of eToro’s third-party service providers to perform their obligations and provide the products and services eToro obtains from them in a timely manner for any reason could adversely affect eToro’s operations and profitability.

In addition, these third parties may breach their agreements with eToro, disagree with eToro’s interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of eToro’s services, impose additional costs or requirements on eToro or eToro’s users, or give preferential treatment to competitors. There can be no assurance that third parties that provide services to eToro or to eToro’s users on eToro’s behalf will continue to do so on acceptable terms, or at all. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to eToro or to eToro’s users on eToro’s behalf, such as if third-party service providers close their data center facilities without adequate notice, are unable to restore operations and data, fail to perform as expected, or experience other unanticipated problems, eToro may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or in the case of specialized or single source providers, at all. eToro may be subject to business disruptions, losses or costs to remediate any of the deficiencies, user dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm eToro’s business.

eToro depends on major mobile operating systems and third-party platforms for the distribution of certain products. If Google Play, the Apple App Store, or other platforms prevent users from downloading eToro’s apps, eToro’s ability to grow may be adversely affected.

eToro relies upon third-party platforms for the distribution of certain products and services. The eToro and eToro Wallet apps are provided as free applications through both the Apple App Store and the Google Play Store, and are also accessible via mobile and traditional websites. The Google Play Store and Apple App Store are global application distribution platforms and the main distribution channels for eToro’s apps. As such, the promotion, distribution, and operation of eToro’s apps are subject to the respective platforms’ terms and policies for application developers, which are very broad and dynamic and are subject to re-interpretation. If eToro’s products are found to be in violation of any such terms and conditions, including compliance and privacy policies, eToro may no longer be able to offer its products through such third-party platforms. There can be no guarantee that third-party platforms will continue to support eToro’s product offerings, or that users will be able to continue to use eToro’s products on such third-party platforms. Any changes, bugs, technical or regulatory issues with third-party platforms, eToro’s relationships with mobile manufacturers and carriers, or changes to their terms of service or policies could degrade eToro’s products’ functionalities, reduce or eliminate its ability to distribute its products, give preferential treatment to competitive products, limit eToro’s ability to deliver high quality offerings, or impose fees or other charges, any of which could affect eToro’s product usage and harm eToro’s business.

Risk related to cryptoassets and cryptoasset markets

The future development and growth of cryptoassets is subject to a variety of factors that are difficult to predict and evaluate.

Cryptoassets such as bitcoin, ether and other cryptoassets were introduced within the past decade, and the medium-to-long-term value of eToro’s cryptoasset services is subject to a number of factors relating to the capabilities and development of blockchain and cryptographic technologies, the vulnerability to future technological development and the fundamental investment characteristics of cryptoassets. If cryptoassets do not grow as eToro expects, eToro’s business, operating results, and financial condition could be adversely affected.

In addition, different cryptoassets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while ether was designed to be a smart contract and decentralized application platform. Many other cryptoasset networks — ranging from cloud computing to tokenized securities networks — have only recently been established. The future growth and development of any cryptoassets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of cryptoassets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

•        Many cryptoasset networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective cryptoassets and underlying blockchain networks, any of which could adversely affect their respective cryptoassets.

•        Many cryptoasset networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks or adversely affect the respective cryptoasset networks.

•        Several large networks, including bitcoin and ethereum, are developing new features to address fundamental speed, scalability, and energy usage issues. If these issues are not successfully addressed, or are unable to achieve widespread adoption, it could adversely affect the underlying cryptoassets.

•        Security issues, bugs, and software errors have been identified with many cryptoassets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some cryptoassets, such as when creators of certain cryptoasset networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a cryptoassets could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a cryptoasset network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value.

•        The development of new technologies for mining, such as improved application-specific integrated circuits (“ASICs”), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of cryptoassets, and reduce a cryptoasset’s price and attractiveness.

•        If rewards and transaction fees for miners or validators on any particular cryptoasset network are not sufficiently high to attract and retain miners, a cryptoasset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack.

•        Many cryptoassets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and influence over key decisions relating to their cryptoasset networks, such as governance decisions and protocol changes, as well as the market price of such cryptoassets.

•        The governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular cryptoasset network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow.

•        Many cryptoasset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective cryptoassets.

•        Cryptoassets have only recently become selectively accepted as a means of payment by retail and commercial outlets and use of cryptoassets by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for cryptoasset transactions; process wire transfers to or from cryptoasset exchanges, cryptoasset-related companies or service providers; or maintain accounts for persons or entities transacting in cryptoasset. As a result, the prices of various cryptoassets are largely determined by speculators and miners, thus contributing to price volatility that makes retailers less likely to accept it as a form of payment in the future.

•        Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptoasset-related services or that accept cryptoassets as payment, which could harm eToro’s banking infrastructure and limit eToro from operating in certain jurisdictions or limit products that could be offered dampen liquidity in the market and damage the public perception of cryptoassets generally or any one cryptoasset in particular, such as bitcoin, and their or its utility as a payment system, which could decrease the price of cryptoassets generally or individually.

Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of the relevant cryptoasset network’s global miner, user, and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of cryptoassets may be significantly affected and, as a result, eToro’s business, operating results, and financial condition could be adversely affected.

The legal and regulatory regime governing cryptoassets is uncertain and still developing, and changes, clarifications or actions related to cryptoassets may adversely affect eToro’s business.

There is currently no uniformly applicable legal or regulatory regime governing cryptoassets in certain jurisdictions, including in Europe and the U.S. A particular cryptoasset’s status as a “security” or other regulatory investment or the treatment of digital currency for tax purposes, in any relevant jurisdiction is subject to a high degree of uncertainty and potential inconsistency across regulatory regimes, and if eToro is unable to properly characterize a cryptoasset or assess its tax treatment, eToro may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect eToro’s business, operating results, and financial condition. Some jurisdictions have taken a broad-based approach to classifying cryptoassets as “securities,” while other foreign jurisdictions have adopted a narrower approach. As a result, certain cryptoassets may be deemed to be a “security” under the laws of some jurisdictions but not others. In the future, a jurisdiction may adopt additional heterogeneous laws, regulations, or directives that affect the characterization of cryptoassets as “securities.”

eToro’s business is subject to additional risk because cryptoassets are subject to heightened scrutiny including under customer protection, anti-money laundering, counter terrorism financing and sanctions regulations. To the extent that any cryptoasset supported by the eToro platform is deemed to be a security under any of the laws of the U.S. or another jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported cryptoassets. For instance, all transactions in such supported cryptoassets would have to be registered with the SEC, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Comparable or other requirements may be imposed by authorities in other jurisdictions. Moreover, the networks on which such supported cryptoassets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of cryptoassets and would make it difficult for such supported cryptoassets to be traded, cleared, and custodied as compared to other cryptoassets that are not considered to be securities.

In addition to the SEC and its staff taking the position that certain cryptoassets meet the definition of a “security” under the Federal securities laws, the U.S. Commodity Futures Trading Commission (“CFTC”) and its staff have taken the position that certain cryptoassets (e.g., bitcoin) meet the definition of a “commodity” under the Commodity Exchange Act. The CFTC has enforcement authority to impose fines and other remedies for manipulative or fraudulent activity in the commodities markets generally. Furthermore, transactions in commodity interests (e.g., futures, options and swaps) are subject to more extensive regulatory oversight by the CFTC, including, but not limited to, licensing of entities engaged in or offering commodity interest transactions along with entities offering specific services related to commodity interests. Furthermore, any transaction in a commodity, including a cryptoasset that meets the definition of a commodity, entered into with or offered to retail investors using leverage, margin, or other similar financing arrangements (“retail commodity transaction”) is subject to the CFTC’s enhanced regulatory regime applicable to futures trading unless the transaction results in actual delivery within 28 days. To the extent that cryptoasset transactions that eToro facilitates are deemed to be retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, eToro may be subject to additional regulatory requirements and oversight and could be subject to judicial or administrative sanctions if it does not or did not at a relevant time possess appropriate registrations.

For example, in December 2020, the SEC filed legal action against Ripple Labs and its top two executives, alleging that Ripple engaged in an unregistered ongoing securities offering of its own cryptoasset, XRP coin, beginning in 2013. eToro has suspended trades in XRP from its platform for U.S. users until the allegations against Ripple are settled. On April 5, 2021, eToro received a request from the SEC in relation to certain of its cryptoasset offerings. This is an ongoing inquiry and eToro is working to obtain advice as to the status of certain of its U.S. listings under the U.S. federal securities laws, but regardless of the conclusions that are reached, if the SEC, a foreign regulatory authority or a court were to determine that a supported cryptoasset currently offered, sold or traded on the eToro platform is a “security” under applicable laws, eToro may be forced to take certain actions with respect to its users’ holdings of such affected cryptoassets with little notice. Such a response could result in liability or reputational damage to eToro, or in other ways adversely impact eToro’s business. In addition, some of eToro’s liquidity venues for cryptoassets are exposed to enforcement risk by various financial regulatory bodies which may lead to the cessation or the imposition of restrictions on their activities with respect to one of more cryptoassets. Should such risks materialize eToro may have limited liquidity with respect to certain cryptoassets and may not be able to execute its users’ trades.

In addition, there have been class action lawsuits filed in U.S. courts against cryptoasset exchanges seeking damages relating to such exchanges’ participation in illegal distributions of securities. Although these lawsuits have to date not been successful and have not been brought against eToro, such lawsuits, if brought against eToro, could result in substantial expenditures and, if successful, in substantial damages that could affect eToro’s financial condition.

eToro may suffer losses as a result of its staking activity and related user services.

Certain supported cryptoassets enable holders to earn rewards through staking and voting the cryptoassets. eToro currently provides and expects to continue to provide such services to users with respect to such cryptoassets in order to enable users to earn rewards based on the cryptoassets that eToro holds on their behalf. If eToro or any third-party service providers or smart contracts fail to perform as expected, or if eToro suffers cybersecurity attacks, experiences security issues or encounters other problems, eToro users’ assets may be irretrievably lost. In addition, certain blockchain networks require participation in the relevant decentralized governance activity and may impose penalties, or “slashing,” if the relevant activities are not performed correctly. Relevant activities include malicious activity on the network, “double signing” any transaction or extended downtimes on eToro’s platform, among others. If eToro or any of its third-party service providers are slashed by the underlying blockchain network, eToro users’ assets may be confiscated by the network, resulting in losses for which eToro is responsible. Any penalties or slashing events could damage eToro’s brand and reputation, cause it to suffer financial losses, discourage existing and future customers from utilizing eToro’s products and services and may otherwise adversely impact eToro’s business.

Moreover, there is regulatory uncertainty regarding the status of eToro’s staking activities under the U.S. federal securities laws. While eToro has implemented policies and procedures designed to help monitor for and ensure that its staking feature remains compliant with existing and new laws and regulations, there can be no assurance that eToro and its employees, contractors, and agents will not violate or otherwise fail to comply with such laws and regulations. To the extent that eToro or its employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, eToro or such persons could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services.

A particular cryptoasset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if eToro is unable to properly characterize a cryptoasset, eToro may be subject to regulatory scrutiny, investigations, fines and other penalties, which may adversely affect its business, operating results, and financial condition

The SEC and its staff have taken the position that certain cryptoassets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given cryptoasset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptoasset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin or ether are securities (in their current form). Bitcoin and ether are the only cryptoassets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptoasset. With respect to all other cryptoassets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions that eToro may draw based on its risk-based assessment regarding the likelihood that a particular cryptoasset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptoasset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

The classification of a cryptoasset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading and clearing of such assets. For example, a cryptoasset that is a security in the U.S. may generally only be offered or sold in the U.S. pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in cryptoassets that are securities in the U.S. may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade cryptoassets that are securities in the U.S. are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”), in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

eToro has policies and procedures to analyze whether each cryptoasset that it seeks to facilitate trading on the eToro platform could be deemed to be a “security” under applicable laws. eToro’s policies and procedures do not constitute a legal standard, but rather represent eToro’s company-developed risk-based assessment regarding the likelihood that a particular cryptoasset could be deemed a “security” under applicable laws. Regardless of eToro’s conclusions, eToro could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a supported cryptoasset currently offered, sold, or traded on its platform is a “security” under applicable laws. Because eToro’s platform is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), and eToro does not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of cryptoassets on its platform, eToro only permits trading on its core platform of those cryptoassets for which eToro determine there are reasonably strong arguments to conclude that the cryptoasset is not a security. eToro believes that its process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to cryptoassets to facilitate informed risk-based business judgment. However, eToro recognizes that the application of securities laws to the specific facts and circumstances of cryptoassets may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws. For example, in January 2021, eToro announced that it had made a decision to suspend all XRP trading pairs on the eToro platform in light of the SEC’s lawsuit filed against Ripple Labs, Inc. and two of its executives, alleging that they have engaged in an unregistered, ongoing securities offering through the sale of XRP. eToro expects that its risk assessment policies and procedures to continuously evolve to take into account case law, facts, and developments in technology.

A determination by the SEC, a foreign regulatory authority, or a court that an asset that eToro currently supports for trading on the eToro platform constitutes a security may also result in eToro determining that it is advisable to remove that asset from eToro’s platform, as well as assets that have similar characteristics to the asset that was determined to be a security. In addition, eToro could be subject to judicial or administrative sanctions for failing to offer or sell the cryptoasset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Users that traded such supported cryptoasset on the eToro platform and suffered trading losses could also seek to rescind a transaction that eToro facilitated as the basis that it was conducted in violation of applicable law, which could subject us to significant liability. eToro may also be required to cease facilitating transactions in the supported cryptoasset other than via its licensed subsidiaries, which could negatively impact eToro’s business, operating results, and financial condition. Furthermore, if eToro removes any assets from trading on its platform, its decision may be unpopular with users and may reduce eToro’s ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of eToro’s competitors.

eToro currently supports, and expects to continue to support, certain smart contract-based cryptoassets. If the underlying smart contracts for these cryptoassets do not operate as expected, they could lose value and eToro’s business could be adversely affected.

eToro currently supports, and expects to continue to support, various cryptoassets that represent units of value on smart contracts deployed on a third-party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging effects. For instance, in April 2018, a batch overflow bug was found in many ethereum-based ERC20-compatible smart contract tokens that allowed hackers to create a large number of smart contract tokens, causing multiple cryptoasset platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of cryptoassets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited cryptoassets into the smart contract.

If any such vulnerabilities or flaws come to fruition, smart contract-based cryptoassets, including those held by eToro’s users on eToro’s platform, may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable.

In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users.” These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of reserves, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for cryptoassets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract and its related cryptoassets may be harmed. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super user or core community members take actions that adversely affects the smart contract, eToro users who hold and transact in the affected cryptoassets may experience decreased functionality and value of the applicable cryptoassets, up to and including a total loss of the value of such cryptoassets. Although eToro does not control these smart contracts, any such events could cause users to seek damages against eToro for their losses, result in reputational damage to eToro, or in other ways adversely impact eToro’s business.

If miners or validators of any supported cryptoasset demand high transaction fees, eToro’s operating results may be adversely affected.

eToro does not currently charge miner fees to its users when a user sends certain cryptoassets from their eToro account to a non-eToro account. Miners have historically accepted relatively low transaction confirmation fees on most cryptoasset networks. However, miner fees can be unpredictable and if miners demand higher transaction fees for recording transactions in the underlying blockchain network, the cost of using the applicable cryptoasset may increase and the marketplace may be reluctant to accept such cryptoasset as a means of payment. Alternatively, miners could collude in an anti-competitive manner to reject low transaction fees and force users to pay higher fees. Higher transaction confirmation fees resulting through collusion or otherwise may adversely affect eToro’s business. If eToro must pay higher miner fees relating to user withdrawals, eToro could incur losses associated with the payment of miner fees in excess of what it currently charges for its services, resulting in adverse impacts on eToro’s operating results. If eToro passes miner fees relating to user withdrawals through to its users, it may cause dissatisfaction among its users, which could adversely impact its brand and reputation.

The systems eToro uses to store and transfer cryptoassets on behalf of its users may be subject to certain security vulnerabilities, which may result in the loss of some or all of the assets that eToro stores on behalf of its users, of potentially significant value, and may expose eToro to the risk of loss.

eToro is required to safeguard users’ assets using robust standards applicable to its hot and cold wallet and storage systems, as well as its financial management systems related to such custodial functions. More than 90% of the total cryptoassets, including all the cryptoassets held on behalf of users, are in cold storage.

eToro’s security technology is designed to prevent, detect, and mitigate inappropriate access to its systems, by internal or external threats. However, methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are dynamic and evolving and may be difficult to anticipate or detect for long periods of time. Security breaches, computer malware and computer hacking attacks have been a prevalent concern in relation to cryptoassets. eToro believes that the cryptoassets held in its systems will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal eToro’s assets and will only become more appealing as eToro’s assets grow. To the extent that eToro is unable to identify and mitigate or prevent new security threats or otherwise adapt to technological changes in the cryptoasset industry, eToro’s cryptoassets may be subject to theft, loss, destruction or other attack. Any loss of users’ cash or cryptoassets could result in a substantial business disruption, adverse reputational impact, inability to compete with eToro’s competitors, and regulatory investigations, inquiries, or actions. Any security incident resulting in a compromise of users’ assets could result in substantial costs to eToro and require eToro to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose eToro to regulatory enforcement actions, including substantial fines, limit eToro’s ability to provide products and services, subject eToro to litigation, significant financial losses, damage eToro’s reputation, and adversely affect eToro’s business, operating results, financial condition, and cash flows.

The loss or destruction of a private key required to access eToro’s cryptoassets may be irreversible. If eToro is unable to access its private keys or if eToro experiences a hack or other data loss relating to the cryptoassets eToro holds on behalf of users, eToro’s users may be unable to access their cryptoassets and it could harm user trust in eToro and eToro’s products and cause regulatory scrutiny.

In order to own, transfer and use a cryptoasset on its underlying blockchain network, a person must have a private and public key pair associated with a network address, commonly referred to as a “wallet.” Cryptoassets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the cryptoassets are held. To the extent that any of the private keys or other necessary credentials relating to eToro’s wallets containing cryptoassets held for eToro’s own account or for eToro’s users is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, eToro will be unable to access the cryptoassets held in the related wallet. Further, cryptoassets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys or other credentials relating to, or hack or other compromise of, digital wallets used to store eToro’s users’ cryptoassets could adversely affect eToro’s users’ ability to access or sell their cryptoassets, require eToro to reimburse its users for their losses, and subject eToro to significant financial losses in addition to losing user trust in eToro and its products and services. As such, any loss of private keys or other digital wallet credentials due to a hack, employee or service provider misconduct or error, or other compromise by third parties could negatively impact eToro’s brand and reputation, result in significant losses, and adversely impact eToro’s business.

Transactions in cryptoassets are irrevocable and stolen or incorrectly transferred cryptoassets may be irretrievable. As a result, any incorrectly executed cryptoasset transactions may result in the loss of eToro’s users’ assets and may expose eToro to the risk of loss.

To deposit cryptoassets held by a user onto eToro’s cryptoasset wallet, a user must “sign” a transaction that consists of the private key of the wallet from where the user is transferring cryptoassets, the public key of a wallet that eToro controls which eToro provides to the user, and broadcast the deposit transaction onto the underlying blockchain network. Similarly, to withdraw cryptoassets from eToro’s cryptoasset wallet, the user must provide eToro with the public key of the wallet that the cryptoassets are to be transferred to, and eToro would be required to “sign” a transaction authorizing the transfer. A number of errors can occur in the process of depositing or withdrawing cryptoassets into or from eToro’s cryptoasset wallet, such as typographical errors, mistakes, or the failure to include the information required by the blockchain network. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created. For instance, if any ether or other cryptoassets is sent to a bitcoin wallet address, all of the user’s cryptoassets will be permanently and irretrievably lost with no means of recovery. eToro has encountered and expects to continue to encounter such incidents with eToro’s users. Such incidents have resulted, and such further incidents could result in additional user disputes, damage to eToro’s brand and reputation, legal claims against eToro, and financial liabilities, any of which could adversely affect eToro’s business.

Competition from the emergence or growth of other cryptoassets or methods of investing in such cryptoassets could have a negative impact on the price of such cryptoassets and adversely affect eToro’s financial condition and results of operations.

Bitcoin was the first cryptoasset to gain global adoption and critical mass, and as a result, it has a “first to market” advantage over other cryptoassets. Despite this first to market advantage, there are thousands of alternative cryptoassets, with a large and fast-growing total market-capitalization. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms. As a result, investing in cryptoassets is increasingly common among non-professional investors, which could increase acceptance and use of eToro’s cryptoasset trading services.

Competition from the emergence or growth of alternative cryptoassets and trading platforms for cryptoassets could increase competition to eToro and negatively impact its user base size and financial condition. Market and financial conditions, and other conditions beyond eToro’s control, may also make it more attractive to invest in other financial vehicles, which could limit the market for, and reduce the liquidity of, cryptoassets held by eToro. In addition, to the extent cryptoasset financial vehicles other than eToro are formed and represent a significant proportion of the demand for cryptoassets, large purchases or redemptions of the securities of these cryptoasset financial vehicles, or private funds holding cryptoassets, could negatively affect the various cryptoasset indexes and eToro’s liquidity, and could have a negative impact on its operating results and financial condition.

Due to unfamiliarity and some negative publicity associated with cryptoasset platforms, existing and potential users may lose confidence in cryptoasset platforms.

Unlike securities or other traditional asset exchanges and financial services providers, cryptoasset platforms are relatively new and, in some cases, unregulated. eToro’s cryptoasset services are unregulated, apart from where they are provided by eToro X or by eToro USA LLC. eToro is separately in the process of obtaining regulatory approval in E.U. member states that have introduced authorisation/registration requirements for cryptoasset providers. Because of this, users may be less familiar with cryptoasset platforms or fully understand the risks associated with them. Furthermore, while many prominent cryptoasset platforms provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many cryptoasset platforms do not provide this information, which could result in users making uninformed investment decisions. As a result, the marketplace may lose confidence in cryptoasset platforms, including prominent platforms that handle a significant volume of cryptoasset trading. Any actual or perceived false trading in trading platforms, any other fraudulent or manipulative acts and practices, and any associated negative publicity, could adversely affect the value of cryptoassets and/or negatively affect the market perception of such cryptoassets and, by extension, other cryptoasset markets and platforms, including eToro’s platform.

Additionally, since the inception of the cryptoeconomy, numerous cryptoasset platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, users of these platforms were not compensated or made whole for their losses. Larger platforms like eToro are more appealing targets for hackers and malware and may also be more likely to be the target of regulatory enforcement actions. For example, in February 2014, Mt. Gox, the then-largest cryptoasset platform worldwide, filed for bankruptcy protection in Japan after an estimated 850,000 bitcoins were stolen from its wallets, 750,000 of which belonged to Mt. Gox users. In May 2019, Binance, one of the world’s largest platforms, was hacked, resulting in losses of approximately $40 million, and in February 2021, Bitfinex settled a long-running legal dispute with the State of New York related to Bitfinex’s alleged misuse of over $850 million of user assets. In March 2021, Coinbase, another major cryptoasset exchange, entered a $6.5 million settlement with the Commodities Futures Trading Commission over allegations that Coinbase was reporting false, misleading, or inaccurate transaction information. Negative perception, a lack of stability and standardized regulation in the cryptoasset economy, and the closure or temporary shutdown of cryptoasset platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by users may reduce confidence in the cryptoasset economy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on eToro’s business.

A temporary or permanent blockchain “fork” to any supported cryptoasset could adversely affect eToro’s business.

Blockchain protocols, including bitcoin and ethereum, are open source. Any user can download the software, modify it, and then propose that bitcoin, ethereum or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the bitcoin, ethereum or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the bitcoin, ethereum or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s cryptoasset lacking interchangeability with the other.

eToro does not guarantee that it will support any fork or provide the benefit of any forked cryptoasset to eToro users. However, eToro has in the past and may in the future continue to be subject to claims by disgruntled users arguing that they are entitled to receive certain forked or airdropped cryptoassets by virtue of cryptoassets that they hold with eToro. If any users succeed on a claim that they are entitled to receive the benefits of a forked or airdropped cryptoasset that eToro does not or is unable to support, eToro may be required to pay significant damages, fines or other fees to compensate users for their losses. A fork can also lead to a disruption of networks and eToro’s information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of eToro’s and its users’ assets. Such disruption and loss could cause eToro to be exposed to liability, even in circumstances where eToro has no intention of supporting an asset compromised by a fork.

Risks related to technology and intellectual property

eToro’s intellectual property rights are valuable, and any inability to protect them could adversely impact eToro’s business, operating results, and financial condition.

eToro’s trade secrets, trademarks, copyrights, patents, and other intellectual property rights are critical to eToro’s success. eToro relies on, and expects to continue to rely on, a combination of confidentiality and license agreements with eToro’s employees, consultants, and third parties with whom eToro has relationships, as well as trademark, trade dress, domain name, copyright, trade secret, and patent rights, to protect eToro’s brand and other intellectual property rights. However, various events outside of eToro’s control may pose a threat to eToro’s intellectual property rights, as well as to eToro’s products and services. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts eToro has taken to protect its intellectual property rights may not be sufficient or effective. eToro’s intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Similarly, eToro’s reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements eToro has in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may be insufficient or may be breached, or eToro may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the unauthorized use or disclosure of eToro’s trade secrets and other intellectual property, including to eToro’s competitors, which could cause eToro to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to eToro’s current and future intellectual property. There can be no assurance that eToro’s intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to eToro’s and that compete with its business.

eToro has been, and in the future may be, sued by third parties for alleged infringement of their proprietary rights.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the financial services industry, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like eToro. eToro’s use of third-party intellectual property rights also may be subject to claims of infringement or misappropriation. eToro cannot guarantee that its internally developed or acquired technologies, content and data used or distributed by it do not or will not infringe the intellectual property rights of others. From time to time, eToro’s competitors or other third parties may claim that eToro is infringing upon or misappropriating their intellectual property rights. Any claims or litigation could cause eToro to incur significant expenses and, if successfully asserted against eToro, could require that eToro pay substantial damages or ongoing royalty payments, prevent eToro from offering its products or services or using certain technologies, force eToro to implement expensive work-arounds, or impose other unfavorable terms. eToro expects that the occurrence of infringement claims is likely to grow as the market for financial services technology grows and matures. Accordingly, eToro’s exposure to damages resulting from infringement claims could increase and this could further exhaust eToro’s financial and management resources. Further, during the course of any litigation, eToro’s may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of eToro’s common shares may decline. Even if intellectual property claims do not result in litigation or are resolved in eToro’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of eToro’s management and require significant expenditures. Any of the foregoing could prevent eToro from competing effectively and could have an adverse effect on eToro’s reputation, business, operating results, and financial condition.

eToro uses certain open source components in its services and products which may be subject to claims from licensors.

eToro uses open source software in its products. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate it into their products. As a result, eToro could be subject to lawsuits by parties claiming ownership of what eToro believes to be open source software. Litigation could be costly for eToro to defend, have a negative effect on eToro’s operating results and financial condition, or require eToro to devote additional research and development resources to change eToro’s products. In addition, if eToro were to combine its proprietary software products with open source software in a certain manner under certain open source licenses, eToro could be required to release the source code of its proprietary software products. If eToro inappropriately uses or incorporates open source software subject to certain types of open source licenses that challenge the proprietary nature of its products, eToro may be required to re-engineer such products, discontinue the sale of such products, or take other remedial actions.

Risks related to employees

eToro faces competition in hiring and retaining qualified employees. The loss of eToro’s key employees, including eToro’s management and founders, could adversely impact its business, operating results, and financial condition.

eToro depends on the experience, skill and contributions of its key employees, and the unexpected loss of or failure to retain one or more of its key employees could adversely affect its business. Competition for highly skilled personnel is often intense, especially in Israel, where eToro’s principal office is located, and eToro may incur significant costs to attract and retain people. eToro’s products and services require sophisticated knowledge of the financial services industry, applicable regulatory and industry requirements, computer systems, and software applications, and if eToro cannot hire or retain the necessary skilled personnel, it could face disruptions in its operations or suffer deterioration in the quality of eToro’s service, experience difficulty meeting its objectives or complying with applicable requirements or otherwise fail to satisfy eToro’s users’ demands. eToro has, from time to time, experienced, and it expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of eToro’s equity or equity awards declines, it may adversely affect eToro’s ability to retain highly skilled employees.

eToro’s officers, directors, employees, and large shareholders may encounter potential conflicts of interest with respect to their positions or interests in certain cryptoassets, entities, and other initiatives, which could adversely affect eToro’s business and reputation.

eToro frequently engages in a wide variety of transactions and maintains relationships with a significant number of third parties in connection with its platform. These transactions could create potential conflicts of interests in management decisions that eToro makes. For instance, certain of eToro’s officers, directors, and employees are investors in eToro or these third parties themselves, and may make investment decisions that favor projects that they have personally invested in. Such persons may hold assets that eToro is considering supporting for trading on eToro’s platform, and may be more supportive of such listing notwithstanding legal, regulatory, and other issues associated with such assets or, similarly, may acquire more of such assets in anticipation of eToro announcing the introduction of such assets onto its platform. As eToro expands its operations and the number of offerings on its platform, it may confront increasing numbers of potential conflicts of interest related to its officers’ and directors’ trading activity. In addition, under certain circumstances, certain of eToro’s officers have the ability to hamper, interrupt, or prohibit trading in certain assets, particularly in less liquid securities, such as for purposes of personal gain. This power is only exercisable with respect to a limited number of asset classes. Because they tend to be less liquid than other asset classes, altcoins pose the highest risk of triggering officer action intervention in trading on eToro’s platform. If eToro fails to manage these conflicts of interests, eToro’s business may be harmed and the brand, reputation and credibility of eToro may be adversely affected.

Risks related to industry and market

Fluctuations in currency exchange rates could have a material adverse effect on eToro’s results of operations.

eToro has significant operations internationally that are denominated in currencies from around the world, including the New Israeli shekel, U.S. dollar, British pound, euro, and Australian dollar, which subject eToro to foreign currency exchange risk. eToro also has foreign currency exchange risk on some of its costs and its assets and liabilities denominated in currencies other than eToro’s functional currency. While eToro regularly enters into transactions to hedge foreign currency exchange risk for portions of its foreign currency translation and balance sheet exposure, it is impossible to predict or entirely eliminate the effects of this exposure.

The global economy is likely to be significantly weakened as a result of the actions taken in response to the COVID-19 virus outbreak and eToro could see its business and results of operation negatively impacted in the future.

Global health concerns relating to the COVID-19 pandemic and related government actions taken to reduce the spread of the virus have been weighing on the macroeconomic environment, and the COVID-19 pandemic has significantly increased economic uncertainty. eToro experienced a significant growth during the COVID-19 virus outbreak, in part due to increased engagement in online activities, and its financial results may not be indicative of results for future periods.

The COVID-19 pandemic caused eToro to modify its business practices to help minimize the risk of spreading the virus to eToro employees and the communities in which it participates, including, among other things, temporarily requiring employees to work remotely. Given the continually evolving situation, there is no certainty that the measures eToro has taken will be sufficient to mitigate the risks posed by the virus.

Any disruptions to eToro’s third-party service providers’ business operations resulting from quarantines or restrictions could have an adverse impact on eToro’s service providers’ ability to provide services to eToro.

Risks related to eToro’s operations in Israel

Relations between Israel and the other jurisdictions in which eToro operates and the various jurisdictions in which eToro’s users reside could materially affect eToro’s business.

Many of eToro’s employees, including our founders and certain members of our management team, operate from eToro’s headquarters that is located in Bnei Brak, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which eToro’s employees are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.

eToro’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of property damage and certain direct and indirect damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business (either due to the geographic location of our offices or the type of business that we operate) and may not reinstate eToro’s loss of revenue or economic losses more generally. Furthermore, eToro cannot assure you that this government coverage will be maintained or that it will sufficiently cover eToro’s potential damages. Any losses or damages incurred by eToro could have a material adverse effect on eToro’s business, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on the expansion of our business, financial condition and/or our results of operations. In addition, a campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also materially and adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. eToro’s operations could be disrupted by such call-ups, particularly if such call-ups include the call-up of members of our management. Such disruption could materially and adversely affect eToro’s business, financial condition and results of operations.

eToro currently maintains a beneficial tax treatment status. Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws or eToro’s inability to maintain its beneficial tax status may adversely affect eToro’s results of operations.

eToro is eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). In order to remain eligible for the tax benefits for Preferred Technological Enterprises, it must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. There is no assurance that eToro will remain eligible for the tax benefits for Preferred Technological Enterprises in the future, and that those benefits will be available to eToro in the future. If these tax benefits are reduced, cancelled or discontinued, or if eToro fails to continue to meet certain conditions, eToro’s Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 23%. Furthermore, the reduction, cancellation or discontinuation of the tax benefits for Preferred Technology Enterprise, might have adverse tax consequences for eToro’s shareholders with respect to tax withholding and the tax rate that would apply on dividends paid by eToro. Additionally, if eToro increases its activities outside of Israel through acquisitions, for example, its expanded activities might not be eligible for inclusion in future Israeli tax benefits. See the section of this proxy statement/prospectus entitled “Taxation — Material Israeli tax considerations.”

eToro is currently undergoing a corporate income tax audit in Israel. The audit is in early stages, and the ITA, although there is currently no indication for such, may challenge some of the filing positions taken by eToro in the open tax years.

It may be difficult to enforce a U.S. judgment against eToro or its officers and directors in Israel or the U.S. or to assert U.S. securities laws claims in Israel or serve process on eToro’s officers and directors.

It may be difficult to enforce a U.S. judgment against eToro, its officers and directors and the Israeli experts named in this prospectus in Israel or the U.S., or to assert U.S. securities laws claims in Israel or serve process on eToro’s officers and directors and these experts.

Most of eToro’s directors or officers are not residents of the U.S. and most of their and eToro’s assets are located outside the U.S. Service of process upon eToro or its non-U.S. resident directors and officers and enforcement of judgments obtained in the U.S. against eToro or its non-U.S. directors and executive officers may be difficult to obtain within the U.S. eToro has been informed by its legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against eToro or its non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against eToro or its non-U.S. officers and directors.

Risks related to owning eToro’s securities

A market for eToro’s common shares may not develop or be sustained, which would adversely affect the price and liquidity of eToro’s common shares.

Prior to the listing of eToro’s securities on Nasdaq, there was no public market for eToro securities. If an active trading market does not develop, you may not be able to sell your securities quickly or at the market price. An inactive market may also impair eToro’s ability to raise capital by selling securities publicly into the market and may impair eToro’s ability to acquire other companies or technologies by using eToro’s securities as consideration. The initial valuation of eToro’s securities was determined by negotiations in connection with the merger agreement and may not be indicative of the market prices of eToro’s securities that will prevail in the trading market.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about eToro’s business, the price and liquidity of eToro’s common shares could decline.

The trading market for eToro securities will depend on the research and reports that securities or industry analysts publish about eToro and its business. Currently, eToro does not have any analyst coverage and may not be able to obtain analyst coverage in the future. If one or more of the analysts who cover eToro downgrade eToro securities or change their opinion of eToro securities, the trading price of such securities would likely decline. If one or more of these analysts cease coverage of or fail to regularly publish reports on eToro, eToro could lose visibility in the financial markets, which could cause the price or trading volume of eToro securities to decline.

The market price and trading volume of eToro’s securities may be volatile and could decline significantly following the merger.

The stock markets, including Nasdaq, on which eToro intends to list its securities have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for eToro’s securities following the merger, the market price of eToro’s securities may be volatile and could decline significantly. In addition, the trading volume in eToro’s securities may fluctuate and cause significant price variations to occur. If the market price of eToro’s securities declines significantly, you may be unable to resell your shares at or above the market price of eToro’s securities as of the closing. eToro cannot assure you that the market price of eToro’s securities will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•        the realization of any of the risk factors described herein;

•        actual or anticipated differences in eToro’s estimates, or in the estimates of analysts, for eToro’s key performance indicators;

•        additions and departures of key personnel;

•        failure to comply with the requirements of Nasdaq;

•        failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•        future issuances, sales or resales, or anticipated issuances, sales or resales, of eToro’s securities;

•        publication of research reports about eToro or eToro’s industry generally;

•        the performance and market valuations of other similar companies;

•        volatility in the price of bitcoin and other cryptoassets;

•        broad disruptions in the financial markets;

•        speculation in the press or investment community;

•        actual, potential or perceived control, accounting or reporting problems; and

•        changes in accounting principles, policies and guidelines.

Some companies that have experienced volatility in the trading price of their securities have been the subject of securities class action litigation. Any lawsuit to which eToro is party, with or without merit, may result in an unfavorable judgment. eToro also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to eToro’s reputation or adverse changes to eToro’s business practices. Defending against litigation is costly and time consuming and could divert eToro’s management’s attention and its resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of eToro’s securities.

Having a minority ownership interest in eToro will mean that you may not have meaningful influence on eToro’s management.

Based on the number of shares of FTV common stock outstanding as of the FTV record date for the FTV special meeting, eToro estimates that it will issue approximately 25,000,000 shares of eToro common stock to FTV stockholders (including Sponsors) in connection with the merger. eToro and FTV estimate that the eToro common shares held by eToro shareholders immediately prior to the effective time (but after giving effect to the stock split), which includes the pre-PIPE investment will represent an ownership interest in eToro of approximately [•]%. In addition, it is expected that the eToro common shares issued to the FTV stockholders (including the Sponsors) as the merger consideration will represent an ownership interest in eToro of approximately [•]% and that the eToro common shares issuable to the PIPE investors pursuant to the subscription agreements will represent an ownership interest in eToro of approximately [•]%. These relative percentages assume that none of FTV’s existing stockholders exercise their redemption rights and that the self-tender offer does not occur. In addition, these percentages include the eToro common shares that will be held by Sponsors but that will be subject to price-based transfer restrictions. These percentages do not account for the outstanding options issued by eToro, the price adjustment rights or eToro warrants that will be issued upon conversion of the FTV public warrants. Consequently, former FTV stockholders will have less influence over the management and policies of eToro than they currently have over the management and policies of FTV.

Sales of a substantial number of eToro’s common shares in the public market by eToro’s existing shareholders could cause eToro’s share price to decline.

Concurrently with the execution of the merger agreement, eToro entered into lock-up arrangements with certain equityholders of eToro and, as applicable, the Sponsors, pursuant to which certain eToro shareholders and Sponsors have agreed that they will not directly or indirectly transfer the eToro common shares during the lock-up period applicable for such shareholder, subject to certain exceptions, terms and conditions set forth therein. In addition, the Sponsors may release a portion of the applicable lock-up shares in connection with a legitimate business purpose arising out of the merger.

To that end, eToro, the eToro Management Holders and Sponsors entered into the lock-up agreement, pursuant to which, following the closing, (i) the eToro common shares held by the eToro Management Holders immediately following the closing will be subject to transfer restrictions until the earlier of (a) the 180th day following the closing date and (b) the equityholder lock-up period and (ii) the eToro common shares that Sponsors receive as merger consideration will be subject to transfer restrictions until the earlier of (a) the sponsor lock-up period, except that the sponsor lock-up will remain effective against the Sponsors for at least 180 days following the closing date. In addition, eToro common shares held by all other significant eToro shareholders that are not a party to the lock-up agreement will be subject to transfer restrictions during the equityholder lock-up period pursuant to amendments to existing stockholder agreements to which those shareholders are a party, including (a) the Third Amendment to the Third Amended and Restated Investors’ Rights Agreement, dated as of March 16, 2021, (b) the Third Amendment to the Third Amended and Restated Right of Refusal and Co-Sale Agreement, dated as of March 16, 2021 and (c) the First Amendment to the Fifth Amended and Restated Voting Agreement, dated as of March 16, 2021, which were executed concurrently with the merger agreement. In addition, through a formal resolution by the eToro board interpreting the terms of eToro’s 2007 employee stock ownership plan, following the closing, the eToro common shares issued or issuable upon exercise of any eToro options will be subject to the same lock-up restrictions set forth in the lock-up agreement that are applicable to the eToro Management Holders, except that the lock-up period will be a 90 day period.

Following the expiration of the applicable lock-up period, the Sponsors and the equityholders will not be restricted from selling eToro common shares held by them, other than by applicable securities laws and eToro’s insider trading policies. Additionally, the PIPE investors will not be restricted from selling any of eToro’s common shares held by them following the closing date, other than by applicable securities laws. In addition, pursuant to the registration rights agreement and the applicable provisions of the subscription agreements, eToro is obligated to register the resale of common shares held by the Sponsors, the PIPE investors and certain of eToro’s other shareholders pursuant to a registration statement on Form F-1, which will allow such persons to sell their eToro common shares freely in the open market, subject to applicable securities laws. Early round investors of eToro who have significant shareholdings have a low cost basis and may therefore have an incentive to sell substantial numbers of their securities, which could negatively impact the price of eToro common shares.

As such, sales of a substantial number of eToro’s common shares in the public market could occur following the consummation of the merger, which could have the effect of increasing the volatility in the price of eToro’s securities or the market price of eToro’s securities could decline.

After the closing of the merger, a significant number of eToro common shares are subject to issuance upon exercise of outstanding warrants, options and price adjustment rights, which may result in dilution to eToro shareholders.

As of the date of this proxy statement/prospectus, there are 8,356,667 warrants to purchase shares of FTV Class A stock, which are held by FTV’s public stockholders, and have an exercise price of $11.50 per share. At the effective time of the merger, each FTV public warrant outstanding immediately prior to the effective time will be converted into one eToro warrant on the same terms and conditions that applied to such FTV public warrants immediately prior to the effective time. The eToro warrants that are issued upon conversion of the FTV public warrants will become exercisable at any time commencing on the later of 30 days after the completion of the merger and December 8, 2021, and will expire on the five-year anniversary of the closing of the merger. The exercise price of these warrants will continue to be $11.50 per share. To the extent such warrants are exercised, additional eToro common shares will be issued, which will result in dilution to the eToro shareholders (including the FTV stockholders that receive eToro common shares as merger consideration) and increase the number of eToro common shares eligible for resale in the public market.

In addition, in connection with the reclassification, each holder of any eToro common shares, or any vested eToro options, that are outstanding immediately prior to the reclassification will be entitled to receive such holder’s pro rata share of 40,000,000 price adjustment rights. The price adjustment rights represent a right to receive, without any further action required by the holders of such rights, in the aggregate, up to an additional 40,000,000 eToro common shares, 50% of which will automatically vest and be exercised if, at any time on or prior to the last day of the 30th month following the closing date, the stock price of the eToro common shares is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period, and 50% which will automatically vest and be exercised if, at any time on or prior to the last day of the 60th month following the closing date, the stock price of the eToro common shares is greater than or equal to $17.50 over any 20 trading days within any 30 trading day period, subject in either case to the earlier automatic vesting and exercise immediately prior to the occurrence of a liquidation, merger, capital stock exchange, or other similar transaction that results in holders of eToro common shares having the right to exchange their eToro common shares for cash, securities or other property. The automatic exercise of these price adjustment rights will result in dilution to the FTV stockholders who receive eToro common shares as merger consideration.

Sales of substantial numbers of such common shares in the public market or the fact that such warrants, options and price adjustment rights may be exercised could adversely affect the market price of eToro’s securities. However, there is no guarantee that the public warrants will ever be in the money or that the price adjustment rights will ever be exercised, in each case, prior to their expiration, and as such, the warrants and the price adjustment rights may expire worthless. See “Risk factors — Risks Relating to owning eToro’s securities — Even if the merger is consummated, the eToro warrants into which the FTV public warrants will be converted may never be in the money, and they may expire worthless and the terms of such warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding warrants approve of such amendment.”

There can be no assurances that eToro will not be a passive foreign investment company for any taxable year, which could subject U.S. holders to significant adverse U.S. federal income tax consequences.

If eToro is or becomes a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds eToro common shares or eToro warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. eToro does not believe that it was a PFIC for its prior taxable year and does not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including goodwill) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that eToro will not be treated as a PFIC for any taxable year.

If eToro were treated as a PFIC, a U.S. holder of eToro common shares or eToro warrants may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred and additional reporting requirements. See “Taxation — U.S. federal income tax considerations — U.S. federal income tax considerations of the ownership and disposition of eToro securities to U.S. holder — Passive foreign investment company considerations of the ownership of eToro securities.”

If eToro becomes a controlled foreign corporation, there could be adverse U.S. federal income tax consequences to certain U.S. shareholders.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least ten percent of the value or voting power of eToro common shares, such person may be treated as a “U.S. shareholder” with respect to each of eToro and any of its direct and indirect foreign affiliates that is a “controlled foreign corporation.” If eToro has a U.S. subsidiary, certain of eToro’s non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not eToro is treated as a controlled foreign corporation). A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether eToro makes any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. eToro cannot provide any assurance that it will assist investors in determining whether it or any of its non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a U.S. shareholder with respect to any such controlled foreign corporation or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in eToro common shares.

Risks related to owning eToro’s warrants

Even if the merger is consummated, the eToro warrants into which the FTV public warrants will be converted may never be in the money, and they may expire worthless and the terms of such warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding warrants approve of such amendment.

The FTV public warrants were issued in registered form under a warrant agreement between Continental, as warrant agent, and FTV. Under the merger agreement, FTV and eToro have agreed to enter into, and to use reasonable best efforts to cause Continental to enter into, an assignment agreement under which the warrant agreement will be assigned to and assumed by eToro (the “warrant agreement assignment”). The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding FTV public warrants to make any change that adversely affects the interests of the registered holders of FTV public warrants. Accordingly, the terms of the FTV public warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding FTV public warrants approve of such amendment. Although eToro’s ability to amend the terms of the FTV public warrants with the consent of holders of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of such warrants, shorten the exercise period or decrease the number of eToro’s common shares purchasable upon exercise of a warrant.

eToro may redeem unexpired eToro warrants into which the FTV public warrants will be converted prior to their exercise at a time that is disadvantageous to the holders of such warrants, thereby making such warrants worthless.

Following the closing of the merger and the warrant agreement assignment, eToro will have the ability to redeem the outstanding eToro warrants into which the FTV public warrants will be converted at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of the eToro common shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which eToro sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when these warrants become redeemable by eToro, eToro may exercise its redemption right even if eToro is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, eToro may redeem the warrants as set forth above even if the holders are otherwise unable to exercise such warrants. Redemption of the outstanding warrants as described above could force holders of such warrants to: (i) exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holders to do so; (ii) sell their warrants at the then-current market price when they might otherwise wish to hold such warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, eToro expects would be substantially less than the market value of these warrants.

FTV’s warrants are accounted for as liabilities and the changes in value of its warrants could have a material effect on its financial results.

The SEC Warrant Accounting Statement regarding the accounting and reporting considerations for warrants issued by SPACs focused on certain settlement terms and provisions related to certain tender offers following a business combination. The terms described in the SEC Warrant Accounting Statement are common in SPACs and are similar to the terms contained in the warrant agreement governing FTV’s warrants. In response to the SEC Warrant Accounting Statement, FTV reevaluated the accounting treatment of its public warrants and private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. As a result, included on FTV’s balance sheet as of December 31, 2020 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within FTV’s warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, FTV’s financial statements and results of operations may fluctuate quarterly based on factors which are outside of its control. Due to the recurring fair value measurement, FTV expects that it will recognize non- cash gains or losses on its warrants each reporting period and that the amount of such gains or losses could be material.

Risks related to the merger

FTV may not have sufficient funds to consummate the merger.

As of March 31, 2021, FTV had approximately $[•] available to it outside the trust account to fund its working capital requirements. If FTV is required to seek additional capital, it would need to borrow funds from the Sponsors under the working capital loans discussed elsewhere in this proxy statement/prospectus. Under the terms of the merger agreement, FTV cannot incur indebtedness under the working capital loans in an amount in excess of

$1.5 million. The Sponsors are not under any obligation to advance funds to FTV in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to FTV upon completion of the merger. If FTV is unable to consummate the merger because it does not have sufficient funds available, FTV may be forced to cease operations and liquidate the trust account. Consequently, FTV’s public stockholders may receive less than $10 per share and their warrants may expire worthless.

The completion of the merger is subject to the satisfaction of certain closing conditions, including a minimum cash condition and the receipt of the requisite approval of the eToro shareholders and the FTV stockholders.

The merger is subject to a number of conditions, including the condition that FTV have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-5(g)(1) of the Exchange Act) either immediately prior to or upon consummation of the merger. In addition, eToro’s obligation to consummate the transactions contemplated by the merger agreement is conditioned on the amount of “available cash” being at least $125,000,000 and FTV’s obligation to consummate the transactions contemplated by the merger agreement is conditioned on the amount of “available cash” being at least $100,000,000. The obligation of each party to consummate the merger is also subject to the condition that there is no legal prohibition against consummation of the merger, that the eToro common shares be approved for listing on Nasdaq subject only to official notice of issuance thereof, receipt of the requisite approval of the FTV stockholders and the requisite eToro shareholder approvals, continued effectiveness of the registration statement of which this proxy statement/prospectus is a part, the truth and accuracy of the other party’s representations and warranties made in the merger agreement, subject to certain materiality standards set forth therein and subject to exceptions set forth in confidential disclosure schedules, the non-occurrence of any material adverse effect with respect to the other party from the date of the merger agreement that exists as of the closing and compliance by the other party in all material respects with all agreements, obligations and covenants required by the merger agreement. In addition, eToro’s obligation to consummate the merger is subject to the condition that the applicable tax ruling from the ITA has been received There are no assurances that all conditions to the merger will be satisfied or that the conditions will be satisfied in the time frame expected.

If the conditions to the merger are not satisfied (and are not waived, to the extent waivable), either FTV or eToro may, subject to the terms and conditions of the merger agreement, terminate the merger agreement under certain circumstances. See the section of this proxy statement/prospectus entitled “The merger agreement — Termination.”

FTV and eToro will incur significant transition costs in connection with the merger

FTV and eToro have both incurred and expect to incur significant, non-recurring costs in connection with consummating the merger and operating as a public company following the consummation of the merger. eToro may also incur additional costs to retain key employees. All expenses incurred in connection with the merger, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs or paid by the combined company following the closing of the merger.

Subsequent to the completion of the merger, the combined company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the combined company’s common share price, which could cause you to lose some or all of your investment.

Although FTV has conducted extensive due diligence on eToro, FTV cannot assure you that this diligence will surface all material issues that may be present in eToro’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of eToro’s business and outside of its control will not later arise. As a result of these factors, eToro may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in its reporting losses. Even if FTV’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with FTV’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on eToro’s liquidity, the fact that eToro reports charges of this nature could contribute to negative market perceptions of eToro or its securities. In addition, charges of this nature may cause eToro to violate net worth or other covenants to which eToro may be subject as a result of eToro obtaining post-combination debt financing. Accordingly, any FTV stockholders who choose to remain shareholders following the merger could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

The merger may be completed even though material adverse effects may result from the announcement of the business combination, industry-wide changes and other causes.

In general, either FTV or eToro may refuse to complete the merger if there is a material adverse effect affecting the other party that occurs after the execution of the merger agreement and exists as of the closing. However, certain types of changes do not permit either party to refuse to consummate the merger, even if such change could be said to have a material adverse effect on eToro or FTV, including the following events (except, in certain cases where the change has a disproportionate effect on a party):

•        changes in general economic, regulatory, business or tax conditions;

•        changes generally affecting the industries and markets in which FTV or eToro operates;

•        epidemics, pandemics, including the COVID-19 pandemic;

•        the outbreak or escalation of war or any act of terrorism, civil unrest or natural disasters;

•        changes (including changes in law) or general conditions in the industry in which the party operates;

•        changes in U.S. GAAP, or the authoritative interpretation of U.S. GAAP, in the case of a material adverse effect on FTV, or changes in IFRS, or authoritative interpretation of IFRS, in the case of a material adverse effect on eToro;

•        failure to meet any projections, forecasts, guidance or estimates; or

•        changes attributable to the public announcement or pendency of the merger or the execution or performance of the merger agreement.

Furthermore, FTV or eToro may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still consummate the merger, the market trading price of eToro’s common shares and eToro warrants may suffer.

Delays in completing the merger may substantially reduce the expected benefits of the merger.

Satisfying the conditions to, and completion of, the merger may take longer than, and could cost more than, FTV expects. Any delay in completing or any additional conditions imposed in order to complete the merger may materially adversely affect the benefits that FTV expects to achieve from the merger.

FTV may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the business combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into business combination or merger agreements or similar agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on FTV’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the merger, then that injunction may delay or prevent the merger from being completed. Currently, FTV is not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the merger

If the merger does not qualify as a reorganization under Section 368(a) of the Code or is taxable under Section 367(a) of the Code, then the merger generally would be taxable with respect to U.S. holders.

The merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code (such treatment, the “Intended Tax Treatment”). eToro and FTV intend to report the merger in a manner consistent with the Intended Tax Treatment. There are significant factual and legal uncertainties, however, as to whether the merger will qualify for the Intended Tax Treatment. Under Section 368(a) of the Code and U.S. Treasury regulations promulgated thereunder, an acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. There is an absence of guidance directly on point as to how the above requirement applies in the case of an acquisition of a corporation with investment-type assets, such as FTV. In addition, Section 367(a) of the Code and the applicable U.S. Treasury regulations promulgated thereunder provide that, where a U.S. shareholder exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. corporation in a transaction that otherwise qualifies as a reorganization, the U.S. shareholder is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied. The closing of the merger is not conditioned upon the receipt of an opinion of counsel that the merger will qualify for the Intended Tax Treatment or whether Section 367(a) of the Code will apply, and neither FTV nor eToro intends to request a ruling from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax treatment of the merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain a challenge by the IRS.

If, at the effective time, any requirement of Section 368(a) of the Code is not met (or if the requirements of Section 368(a) of the Code are met, but not those of Section 367(a) of the Code), then a U.S. holder (as defined in the section of this proxy statement/prospectus titled “Taxation — U.S. federal income tax considerations”) generally would recognize gain or loss in an amount equal to the difference between the fair market value (as of the closing date of the merger) of eToro common shares and eToro warrants received in the merger, over such holder’s aggregate adjusted tax basis in the corresponding FTV common stock and FTV public warrants surrendered by such holder in the merger.

The tax consequences of the merger are complex and will depend on the particular circumstances of FTV stockholders. For a more detailed discussion of the U.S. federal income tax considerations of the merger for U.S. holders, see the section of this proxy statement/prospectus titled “Taxation — Effects of the merger.” U.S. holders whose FTV common stock or FTV public warrants are being exchanged in the merger are urged to consult their tax advisor to determine the tax consequences thereof.

If the tax rulings are not obtained from the ITA, then the merger, and other transactions that are contemplated in connection with the merger, could constitute taxable events in Israel.

The merger is a taxable event in Israel. The FTV stockholders and FTV warrantholders that are not Israeli residents should, generally, be exempt from Israel tax while those that are Israeli residents should be taxed on real capital gains resulting from the exchange of their shares. eToro, merger sub, their respective affiliates, and any other person making a payment under the merger agreement, will be required to deduct and withhold from the merger consideration any amount required to be deducted and withheld with respect to the making of such payment under applicable legal requirements. eToro has applied for a tax ruling from the ITA exempting eToro, merger sub and their respective agents from any obligation to withhold Israeli tax from the merger consideration payable or otherwise deliverable to FTV stockholders and FTV warrantholders that are non-resident of Israel and own less than 5% of FTV shares, and deferring the taxable event to the time of the sale of the shares or warrants. According to the merger agreement, any stockholder of FTV, whether or not an Israeli tax resident, that owns at least 5% of FTV shares will be subject to tax withholding in Israel, unless an exemption certificate from the ITA will be provided by such stockholder.

Furthermore, each of the conversion of the preferred shares, reclassification (including the issuance of the price adjustment rights and the subsequent issuance of eToro common shares pursuant to such rights) and stock split may be treated as a taxable event for eToro shareholders subject to capital gains tax in Israel. However, shareholders who are not residents of Israel should generally be exempt from Israeli tax on the sale of eToro shares subject to the receipt of a withholding exemption certificate from the ITA. Moreover, eToro has applied for a tax ruling from the ITA, approving that the conversion of preferred shares, reclassification and the stock split will not be classified as a sale of the shares and will not trigger a taxable event. With respect to the reclassification, the tax ruling from the ITA is expected to approve that the receipt of price adjustment rights by each holder of any eToro common shares, or any eToro vested options outstanding immediately prior to the reclassification, and the subsequent receipt of additional eToro common shares pursuant to such price adjustment rights shall not constitute taxable events. This tax ruling is a closing condition to the obligation of eToro to consummate the merger. In the event that such tax ruling is not obtained, eToro may waive this condition and proceed to closing without such ruling. In such case, the conversion of the preferred shares, the reclassification (including the issuance of the price adjustment rights and the subsequent issuance of eToro common shares pursuant to such rights) and stock split may cause adverse tax consequences to the eToro shareholders.

In addition, under Israeli tax law, the self-tender offer will be treated as a capital gain event for participating eToro shareholders and potentially as a dividend distribution to eToro’s shareholders, which did not participate in the self-tender offer. eToro has applied for a tax ruling from the ITA according to which the self-tender offer would not be viewed as a taxable event for eToro shareholders who did not participate in the self-tender offer, and that the self-tender offer shall be taxed under the Ordinance as a sale of shares by eToro’s shareholders participating in the self-tender offer.

No assurance can be given that the tax rulings will be obtained or that the ITA will not treat the merger, the conversion of preferred share, reclassification and stock split as taxable events. The tax consequences of the merger are complex and will depend on each shareholder’s particular circumstances. For a more detailed discussion, see the section this proxy statement/prospectus entitled “Taxation — Material Israeli tax considerations.”

eToro may be treated as a U.S. corporation for U.S. federal income tax purposes.

Although eToro is incorporated in the BVI and is a tax resident in Israel, the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Based on the terms of the merger and certain factual assumptions, eToro is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the merger. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of eToro as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge the status of eToro as a foreign corporation under Section 7874 of the Code, eToro and its shareholders could be subject to significant adverse tax consequences.

See the section of this proxy statement/prospectus titled “Taxation — U.S. federal income tax considerations — Tax residence of eToro for U.S. federal income tax purposes” for a more detailed discussion of the application of Section 7874 of the Code to the merger.

Risks related to being a public company

eToro’s management team has limited experience managing a public company.

eToro’s management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. As a result, they may not successfully or efficiently manage their new roles and responsibilities, eToro’s transition to being a public company subject to significant regulatory oversight, reporting obligations under U.S. and international securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from eToro’s senior management and could divert their attention away from the day-to-day management of eToro’s business, which could result in less time being devoted to eToro’s management, growth and the achievement of eToro’s operational goals.

In addition, eToro may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S. eToro is in the process of upgrading its finance and accounting systems and related controls to an enterprise system suitable for a public company, and a delay could impact its ability or prevent it from timely reporting its operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for eToro to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. eToro may need to significantly expand its employee base in order to support its operations as a public company, increasing eToro’s operating costs. Failure to adequately comply with the requirements of being a public company, could adversely affect eToro’s business, financial condition and results of operation.

eToro’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on eToro’s business and reputation. eToro’s current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in eToro’s internal controls may be discovered in the future. In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, eToro has expended and anticipates that it will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect eToro’s operating results or cause it to fail to meet its reporting obligations and may result in a restatement of eToro’s financial statements for prior periods. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in eToro’s reported financial and other information.

eToro will incur increased costs as a result of operating as a public company, and eToro’s management will devote substantial time to new compliance initiatives.

As a public company that qualifies as a foreign private issuer, eToro will become subject to certain of the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual reports on Form 20-F and current reports on Form 6-K with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, eToro will incur significant legal, accounting and other expenses that it did not previously incur. eToro’s management team and many of eToro’s other employees will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company. See “Risk factors — Risk related to being a public company — eToro’s management team has limited experience managing a public company.”

As a result of these rules and regulations, eToro will incur substantial legal and financial compliance costs and some activities will become more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for eToro to obtain director and officer liability insurance, and eToro may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for eToro to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

In addition to the above, eToro expects that compliance with these requirements will increase eToro’s legal and financial compliance costs. eToro has made, and will continue to make, changes to its financial management control systems and other areas to manage eToro’s obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. Implementation of such changes may be costly, time-consuming and, even if implemented, may not be sufficient to allow eToro to satisfy its obligations as a public company on a timely basis. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause eToro to fail to meet eToro’s reporting obligations. Ineffective internal controls could also cause investors to lose confidence in eToro’s reported financial information, which could negatively affect the trading price of eToro securities.

eToro expects to be a “foreign private issuer” and intends to follow certain home country corporate governance practices, which may not provide shareholders with protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, eToro is subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the U.S., eToro is not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, eToro relies on exemptions from certain U.S. rules which permit eToro to follow BVI legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

As a company organized under the laws of BVI, a substantial portion of eToro’s assets are located outside the U.S. As a result, it may be difficult or impossible to (i) effect service of process within the U.S. upon eToro; or (ii) enforce, against eToro, court judgments obtained in U.S. courts, including judgments relating to U.S. federal securities laws.

It is unlikely that BVI courts would entertain original actions against BVI companies, their directors or officers predicated solely upon U.S. federal securities laws. The BVI courts may apply any rule of BVI law which is mandatory irrespective of the governing law and may refuse to apply a rule of such governing law of the relevant documents, if it is manifestly incompatible with the public policy of BVI. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in BVI. Rather, a lawsuit must be brought in the BVI on any such judgment. The courts of BVI would recognize a U.S. judgment as a valid judgment, and permit the same to provide the basis of a fresh action in BVI and should give a judgment based thereon without there being a re-trial or reconsideration of the merits of the case provided that (i) the courts in the U.S. had proper jurisdiction under BVI conflict of law rules over the parties subject to such judgment, (ii) the judgment is for a debt or definite sum of money other than a sum payable in respect of taxes, fines or charges of a like nature or in respect of a fine, sanction or penalty, (iii) the proceedings in the U.S. courts did not contravene the rules of natural justice of the BVI, (iv) the judgment was not obtained by fraud on the part of the party in whose favor the judgment was given or of the court pronouncing it, (v) the recognition or enforcement of such judgment would not be contrary to the public policy of BVI, (vi) the correct procedures under the laws of BVI are duly complied with, (vii) the judgment is not inconsistent with a prior BVI judgment in respect of the same matter and (viii) enforcement proceedings are instituted within six years after the date of such judgment.

BVI laws and regulations applicable to BVI companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above. Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although eToro will be subject to BVI laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though eToro is required to file reports on Form 6-K disclosing the limited information which eToro has made or is required to make public pursuant to BVI law, or is required to distribute to shareholders generally, and that is material to eToro, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company. In addition, as a foreign private issuer, eToro is not subject to certain Nasdaq rules regarding board independence. Section 5605 of Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, eToro is permitted to follow, and it does follow, home country practice in lieu of the above requirements. As a result of the above, eToro’s shareholders will not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Further, loss of eToro’s foreign private issuer status could result in significant additional cost and expense. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made on June 30, 2022. In order to maintain eToro’s current status as a foreign private issuer, either a majority of eToro’s outstanding voting securities must be directly or indirectly held of record by non-residents of the U.S., or, if a majority of eToro’s outstanding voting securities are directly or indirectly held of record by residents of the U.S., a majority of eToro’s executive officers or directors may not be U.S. citizens or residents, more than 50% of eToro’s assets cannot be located in the U.S. and eToro’s business must be administered principally outside the U.S. If eToro loses its foreign private issuer status, eToro will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. eToro would also have to mandatorily comply with U.S. federal proxy requirements, and eToro’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, eToro would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq, as described above. Further, as a U.S. listed public company that is not a foreign private issuer, eToro would incur significant additional legal, accounting and other expenses that it would otherwise not incur as a foreign private issuer.

eToro’s revised governing documents will include provisions that may discourage takeover attempts, including a classified board and limitation on shareholders owning more than 9.9% of eToro’s common shares.

Certain provisions in the eToro A&R articles may have the effect of deterring coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and by encouraging prospective acquirers to negotiate with the eToro board rather than to attempt a hostile takeover. These provisions include, among others:

•        the existence of a classified board;

•        the right of the eToro board to issue preferred stock and to determine the voting, dividend, and other rights of preferred stock without shareholder approval;

•        the ability of eToro’s directors, and not shareholders, to fill vacancies on the eToro board of directors in most circumstances and to determine the size of the eToro board;

•        the requirement for two-thirds affirmative approval by shareholders in order to remove directors or amend certain provisions of the eToro A&R articles;

•        the prohibition on shareholders acting by written consent without prior board approval;

•        the absence of cumulative rights in the election of directors; and

•        limitations on shareholders owning more than 9.9% of the eToro common shares, subject to certain exceptions.

While these provisions are not intended to make eToro immune from takeovers, they will apply even if the offer may be considered beneficial by some shareholders and may delay or prevent an acquisition that the eToro board determines is not in the best interests of eToro and its shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

FTV has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect FTV’s ability to report its results of operations and financial condition accurately and in a timely manner.

FTV’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. FTV’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of FTV’s annual or interim financial statements will not be prevented or detected on a timely basis.

FTV identified a material weakness in its internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants FTV issued in connection with its initial public offering in December 2020. As a result of this material weakness, FTV management concluded that its internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of FTV’s warrant liabilities and related financial disclosures for the affected periods.

To respond to this material weakness, FTV has devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of its internal control over financial reporting. While FTV has processes to identify and appropriately apply applicable accounting requirements, FTV plans to enhance these processes to better evaluate its research and understanding of the nuances of the complex accounting standards that apply to its financial statements. FTV’s plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among its personnel and third-party professionals with whom FTV consults regarding complex accounting applications. The elements of FTV’s remediation plan can only be accomplished over time, and FTV can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of management’s consideration of the material weakness identified related to FTV’s accounting for a significant and unusual transaction related to the warrants, see Note 2 to the accompanying financial statements.

Any failure to maintain such internal control could adversely impact FTV’s ability to report its financial position and results from operations on a timely and accurate basis. If FTV’s financial statements are not accurate, investors may not have a complete understanding of its operations. Likewise, if FTV’s financial statements are not filed on a timely basis, FTV could be subject to sanctions or investigations by the stock exchange on which FTV’s common stock is listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on FTV’s business. Ineffective internal controls could also cause investors to lose confidence in FTV’s reported financial information, which could have a negative effect on the trading price of its stock.

FTV can give no assurance that the measures FTV has taken and plans to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if FTV is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of its financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS; MARKET, RANKING AND OTHER INDUSTRY DATA

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding eToro’s, FTV’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements include, without limitation, eToro’s or FTV’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company as set forth in the sections of this proxy statement/prospectus entitled “Proposal one — The merger proposal” Forward-looking statements also include statements regarding the expected benefits of the merger.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•        the risk that the merger may not be completed in a timely manner or at all;

•        the failure to satisfy the conditions to the consummation of the merger;

•        the inability to complete the PIPE investment;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•        the amount of FTV stockholder redemption requests made by FTV public stockholders;

•        the effect of the announcement or pendency of the merger on eToro’s business;

•        risks that the merger disrupts current plans and operations of eToro;

•        potential difficulties in retaining eToro users and employees;

•        eToro’s estimates of its financial performance;

•        changes in general economic or political conditions;

•        changes in the markets in which eToro competes;

•        slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic;

•        legislative or regulatory changes;

•        the evolving cryptoasset market, including the regulation thereof;

•        competition;

•        conditions related to eToro’s operations in Israel;

•        risks related to data security and privacy;

•        changes to accounting principles and guidelines;

•        potential litigation relating to the merger;

•        following the closing, the ability to maintain the listing of eToro’s securities on Nasdaq;

•        the price of eToro’s securities may be volatile;

•        the ability to implement business plans and other expectations after the completion of the merger;

•        unexpected costs or expenses; and

•        the other matters described in the section titled “Risk factors.”

In addition, the merger is subject to the satisfaction of the conditions to the completion of the merger set forth in the merger agreement and the absence of events that could give rise to the termination of the merger agreement, the possibility that the merger does not close, and risks that the proposed merger disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for eToro.

eToro and FTV caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. Neither eToro nor FTV undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that eToro or FTV will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the merger, in FTV’s public filings with the SEC or, upon and following the consummation of the merger, in eToro’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where you can find more information”.

Market, ranking and industry data used throughout this proxy statement/prospectus, including statements regarding market size and technology adoption rates, is based on the good faith estimates of eToro’s management, which in turn are based upon eToro’s management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While eToro is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors” and “eToro’s management’s discussion and analysis of financial condition and results of operations” of this proxy statement/prospectus.

ETORO’S BUSINESS

Overview

eToro is one of the world’s leading social investment networks. As of March 31, 2021, eToro had over 20 million registered users, operated in over 100 countries and was localized in more than 20 languages. eToro aims to revolutionize the way that people invest and enhance investors’ financial education. Its mission is to empower people to grow their knowledge and wealth as part of a global community of investors. eToro believes that retail investing is often cumbersome, inaccessible, expensive, and regionally isolated and aims to change this with its innovative product offerings.

eToro was founded in 2007 with the goal of opening global markets so that everyone can trade and invest in a simple and transparent way. It has created an investment platform that is built around social collaboration and investor education and created a community where users can connect, share, and learn. On eToro’s platform, users can view other investors’ portfolios and statistics, and interact with them to exchange ideas, discuss strategies and benefit from shared knowledge. eToro acts as a bridge between the old and new worlds of investing. On eToro’s platform, users can hold traditional assets such as equities, currencies or commodities alongside ‘new’ assets such as bitcoin and ether. eToro also offers its users a choice of how to invest, as users can trade directly themselves, invest in a portfolio, or replicate the investment strategy of other investors on eToro’s platform at no extra cost, all with the simple click of a button.

Social investment network

The eToro platform has a multitude of social features which allow users to interact, access financial education materials, encourage engagement and make the financial markets more accessible. The notable aspects of eToro’s social network include the ability of users to upload, post and comment and allow users to create profiles and engage with eToro’s dynamic Newsfeed. A user’s profile on eToro’s platform is their way of presenting themselves to the eToro community and includes a biography and statistics about their trading habits as well as their activity on the eToro Newsfeed. The eToro Newsfeed allows users to create a feed that is personalized to their own trading and investing interests by enabling users to follow the financial instruments and traders they like, interact with other users and start discussions. Users can also receive notifications when a user they copy writes a post, an asset on their “watchlist” becomes volatile and many other updates.

eToro has an active and expanding user base, with a median age of 34. In 2020, the majority of new funded accounts traded cryptoassets, stocks or copy as their first action on eToro’s platform. eToro believes that its broad product offering, including its diverse asset classes and patented CopyTraderTM feature, attract many of its users to open an account with eToro and stay on its platform. More than 60% of new funded accounts in 2020 invested across more than one asset type, demonstrating the appeal of eToro’s broad offering while providing diversification opportunities to its users. eToro seeks to increase its user base through a multi-channel marketing strategy that includes investments in digital channels, social media, sport sponsorships, outdoor media, media partnerships and eToro’s own partner network. eToro also offers the eToro Club, a loyalty program offering a wide range of services and tools to enhance a user’s investment experience.

eToro’s product offering

eToro provides its users with a unique investment experience including a suite of innovative products and features. Alongside its commission-free stocks offering, eToro offers competitive fees on currencies, commodities and cryptoasset trading. eToro is committed to full transparency and clearly discloses all fees and charges. eToro does not charge management fees.

Multi-asset investment platform

The eToro platform enables users to execute trades, share information, analysis and views, and see what others are doing in real time. eToro offers users a broad choice of asset classes to invest in from commission-free fractional shares to cryptoassets, in addition to a suite of investment strategies. Users can also choose how to invest. They can trade directly, copy another investor or invest in a portfolio.

Commission-free stock investing

eToro has built a multi-asset investment platform with significant scale and automation. This has allowed eToro to significantly reduce the cost of stock investing and it is therefore able to offer stock investing to users on a commission-free basis. This means that users of eToro are not charged any additional commission fees over and above the underlying market spread. However, other ancillary fees, such as commissions for currency conversion or withdrawal fees, may apply. As of March 31, 2021, none of eToro’s historical income was attributable to payment for order flow.

Cryptoassets

eToro provides a holistic crypto investing experience across its platform, wallet and exchange. The eToro platform offers users the opportunity to buy and hold a wide range of cryptoassets and to invest in portfolios that include cryptoassets. eToro also offers a cryptoasset wallet which enables eligible users to transfer a number of cryptoassets from their eToro investment account to their wallet and from there send them anywhere on the blockchain. eToro’s crypto exchange is a professional interface designed for institutions and professional cryptoasset traders. eToro is not licensed to provide these services because licensing is not currently required, with the exception of its cryptoasset exchange and wallet services provided by eToro X, which has been issued a DLT license by the Gibraltar Financial Services Commission and eToro USA LLC providing execution and wallet services in 46 states in the U.S. and an additional license in the Netherlands.

Copy

On eToro’s platform, users can copy the investment strategy of other investors using eToro’s patented CopyTrader™ technology. Each user’s past performance is displayed, alongside their risk score and details of their investment approach. Investors who meet the criteria to become “Popular Investors” receive payments that increase as they rise through the program’s ranks. The payments range from fixed amounts in lower tiers to a percentage of the assets copying them at higher tiers. These payments are made by eToro and not by the investors. eToro paid a total to the Popular Investors of approximately $3 million and $5.5 million in 2019 and 2020, respectively. These amounts represent 2% and 2.1% of eToro’s sales and marketing expenses in 2019 and 2020, respectively.

Portfolios

eToro’s portfolios (“CopyPortfoliosTM” or “portfolios”) group assets or investors together based on a predetermined theme or strategy, such as 5G, cloud computing and renewable energy. Some portfolios utilize advanced algorithms, machine learning and AI to build investment strategies and curate assets to form particular portfolios based on market conditions. As of March 31, 2021, eToro offered more than 60 portfolios for its users to invest in.

eToro Money

In 2021, eToro plans to introduce an eToro debit card in the U.K. and E.U., which connects directly to users’ eToro investment account and enables instant deposits and withdrawals along with additional money services. The eToro debit card is currently in limited beta in the U.K.

Financial information

The primary source of eToro’s net trading income is derived directly from trading activity. Net trading income is derived from equities, cryptoassets, commodities and currencies traded either as an asset or as a derivative. Net trading income includes income from user spreads (the difference between the buy and sell prices of an asset), net of trading costs, interest income and other income, primarily comprised of currency conversion income. In 2020 and 2019, eToro generated net trading income of $550 million and $252 million, respectively, and total commissions of $602 million and $245 million, respectively. Total commissions is a key performance indicator. See the section of this proxy statement/prospectus entitled “eToro’s management’s discussion and analysis of financial condition and operating results — Key performance indicators — Total commissions.”

Market opportunity

Expanding markets

eToro has a large addressable market supported by secular trends. In 2019, the total global wealth invested in stocks was $78 trillion, with digital platforms accounting for approximately 20% of wealth invested in equities. This market is highly fragmented and served by a number of local and pan-regional competitors, mainly characterized by online platforms and large, traditional financial institutions, such as retail banks, private banks, and wealth management firms and high growth fintechs.

Online multi-asset platforms such as eToro have been able to capitalize on recent secular trends towards self-directed investing, by offering an engaging user experience and a range of assets at a competitive cost and have been growing their share of an increasing market.

Huge and growing TAM supported by secular trends

TAM growth driven by:

- Growing retail participation
- Zero interest rates
- Democratization of investing

Total world wealth invested in equities

$78T

~20% market share for digital platforms

Digital platforms increase market share

- Acceleration of **digital transformation**
- **72M** millennials – the largest generation in US history
- **$30T** will pass from US boomers to heirs

Sources: BGC: Global Wealth Report 2020; Accenture: The "Greater" Wealth Transfer Report 2015; US Census Bureau, 2019; 20% market share for digital platform is based on aggregation of various researches

TAM - Total Addressable Market

Individual investors' estimated share of U.S. equities trading volume

20%
10%
0%
2010
2015
2020

Source: WSJ quoting Bloomberg Intelligence;

The cryptoasset industry is also evolving rapidly. The overall market capitalization of cryptoassets as of April 5, 2021 was over $2 trillion and the popularity of cryptoassets has increased significantly among retail and institutional investors in recent years. eToro believes cryptoassets will continue to have a broader usage. Both governments and major corporations have contributed to increased cryptoassets acceptance. For example, consumers can now use bitcoin to pay for products at HomeDepot, Burger King and KFC (in some countries) and pay their AT&T phone bill; both VISA and Mastercard have announced cryptoasset initiatives; and the Bank of England and HM Treasury have announced the joint creation of a Central Bank Digital Currency (“CBDC”) Taskforce to coordinate the exploration of a potential U.K. CBDC.

____________

1          Sources: BCG: Global Wealth Report 2020; Accenture: The “Greater” Wealth Transfer Report 2015; U.S. Census Bureau, 2019; 20% market share for digital platform is based on aggregation of research

Increased participation in the financial markets and the democratization of investing

A confluence of several macro trends has led to an inflection point for financial markets: zero (and negative) interest rates, a deeper understanding of the impact of inflation on the value of fiat currency, an acceleration of digital transformation, and the lowering of the barriers to entry through automation, fractional shares and commission-free stock investing have all driven increased retail participation in financial markets.

A new generation of retail investors has begun to participate in the capital markets. Further, COVID-19 has accelerated an already existing high growth trend in digital-wallet payment volumes with predictions of 27% growth (compounded annually) in such volumes, up from pre-COVID-19 industry forecasts of 19%3. Recent government stimulus payments, increased leisure time in the current work-from-home environment, and the low interest rate environment have all stimulated interest in investing in today’s markets. Interest in the financial markets continued to increase throughout the COVID-19 pandemic. Research shows that 15% of retail investors in the U.S. began investing in 2020.4 In December 2020, U.S. brokers added at least 10 million new retail trading accounts and average daily retail trading hit a record 6.6 million trades a day. This growth in retail accounts and trading volumes has accelerated to date in 2021.

In 2020, eToro added over five million new registered users and momentum is accelerating in 2021 as a new generation of investors continue to discover the global markets. In 2019, monthly registrations averaged 192,000. In 2020, that grew to 440,000, and in the first quarter of fiscal 2021, eToro averaged one million monthly new registrations to its social network. In 2019, eToro executed eight million trades per month on average. That number grew to 27 million in 2020, and in the first quarter of fiscal 2021, an average of 70 million trades were executed on the eToro platform per month.

The trend towards more active engagement with investments has been seen across generations, including younger cohorts, who have traditionally been the hardest to engage. As one of the world’s largest social investment networks, eToro is determined to lead the global democratization of investing and is committed to breaking down the traditional barriers to investing and supporting the continued increase in retail investor participation in capital markets. eToro believes that investors are primarily looking for three things from a platform: (1) simple access

____________

2         Source: Bloomberg, https://www.bloomberg.com/news/articles/2021-04-05/crypto-market-cap-doubles-past-2-trillion-after-
two-month-surge?sref=d0a8gu4G

3         Source: Bloomberg Intelligence, Digital Transformation Outlook, June 2020

4         Source: Charles Schwab Survey, Generation Investor, April 2021

5         Source: CNBC, https://www.cnbc.com/2021/01/22/trading-volume-is-up-so-far-from-2020s-breakneck-pace-as-retail-
investors-get-even-more-active.html

to the assets they want to invest in, including cryptoassets, (2) an intuitive and user-friendly mobile interface and (3) financial education, including the ability to draw on the knowledge and insights of other investors. By providing these three desired offerings in one platform, eToro believes that it can lead the democratization of investing.

Monthly registrations
(Average)

192K
440K
1,038K
2019
2020
Q1 2021

Monthly average registrations: Q1 2020 - 331K; Q1 2019 - 132K

Monthly trades
(Average)

8 million
27 million
70 million
2019
2020
Q1 2021

Monthly average trades: Q1 2020 - 21M; Q1 2019 - 7M

2019 and 2020 figures are the annual monthly average. Q1 2021 are the quarterly monthly average.

Technology is transforming consumer expectations and experience

Across industries, there has been a movement towards products and brands that are redefining the user experience. From ordering car rides, to buying insurance to trading cryptoassets, users can now access a myriad of services from the convenience of their phones in smart and effective ways. There has also been a growth of websites and forums for sharing user reviews, recommendations and feedback. Today’s leading companies have made the most of technology and innovation, challenging norms of traditional offerings and engaging users in new ways.

The nature of these experiences has rapidly advanced user expectations and increased demand for intuitive, engaging, and easy-to-use products. At the same time, the world has seen increased smartphone usage, with people now spending more time on their phones — an average of 4.2 hours per day in 20206 — than they do watching TV. This trend is persistent across every generation, from Generation Z to Baby Boomers. An increased reliance on smartphones has changed consumer habits and expectations of online products. As a mobile first company, which innovates with a focus on the user experience, eToro is shaping expectations of online wealth management while striving to ensure it is well positioned to capture future growth in this space. The average eToro user has engagement levels more comparable to a social network rather than a traditional broker.

Evolving business models

In the last two decades, the financial technology industry saw a proliferation of startups focusing exclusively on one product. More recently, these startups have added more products and services to their offerings. For example, a fintech company that launched with a debit card offering may now also offer its users the ability to invest in stocks and cryptoassets. To target long-term profitability, maturing fintech companies now need a wider array of products to attract new users and retain early adopters. The disparate demands of Millennial and Generation Z investors have also pushed the need for loyalty and retention to the fore.

Traditional providers have also begun developing competing products to appeal to investors, who are increasingly open to adopting newer wealth management solutions.

Zero commission offerings — mostly for stock trading — have become commonplace in the U.S. and are beginning to gain traction in other markets, where consumers increasingly cite low costs and ease of use as prominent attractions. eToro launched zero commission stock trading in the U.K. and E.U. in May 2019 and extended this globally (other than the U.S.) in 2020, making eToro one of the first providers to offer zero commission stocks globally.

With providers adding additional elements to their product offerings, retail investors increasingly have access to, and increasingly demand, a suite of holistic wealth management tools (for example, a wide range of global equities, additional asset classes, risk based model portfolios, and access to research and educational materials). eToro’s

____________

6        Source: TechCrunch, https://techcrunch.com/2021/04/08/consumers-now-average-4-2-hours-per-day-in-apps-up-30-from-
2019/#:~:text=According%20to%20a%20new%20report,higher%20%E2%80%94%20more%20than%20five%20hours.

integrated approach is one of the first in the industry and gives users the ability to choose different methods to share information and knowledge with a global network of investors, and to access a broad range of asset classes, including eToro’s own CopyPortfoliosTM.

Growth strategies

eToro has grown rapidly and eToro believes that there is potential for further growth due to its large and expanding total addressable market.

Geographical expansion

Tens of millions of investors globally and their tens of trillions of investable capital are still facing barriers to investing in the global markets. eToro is breaking down these barriers to access a vast new network of users globally.

eToro’s U.S. offering is currently confined to cryptoassets and copy trading. In 2020, an eToro subsidiary became an SEC-registered broker-dealer and FINRA member. In 2021 eToro plans to expand its U.S. offering with the launch of zero commission stock trading. eToro aims to become a multi-asset platform in the U.S., enabling individuals to manage a portfolio of traditional assets and cryptoassets side-by-side in a single, easy to use mobile app or desktop interface.

Acquiring more users

eToro expects to continue to grow its market share in new and existing markets.

•        Network effect: as eToro onboards more users to the platform and improves the social features of its platform, eToro expects to see stronger organic growth and retention.

•        Greater choice of financial assets: eToro continues to expand the range of financial assets available on eToro’s platform. eToro expects new products and a broader offering to attract new users.

•        Brand and localization: as eToro grows its presence in local markets, it is adding resources dedicated to the localization of its brand and marketing efforts. This includes hiring local market analysts and commentators, forming local media partnerships and providing tailored sponsorship activities.

•        Marketing investments: eToro continues to invest in growing its marketing team, developing new channels and acquiring and developing additional tools and technologies to enable broader reach and more efficient user acquisition.

Increasing share of user assets

Several drivers are supporting the rapid growth in eToro’s assets under administration. On average, eToro’s users join eToro in their early thirties and gradually increase their account size as they accumulate wealth. In addition, eToro is focused on expanding the types of accounts it supports to include retirement accounts and other localized account types. eToro expects to see a higher proportion of its users’ wealth funneled to its platform as a result.

Diversifying eToro’s revenue streams

eToro plans to introduce additional, complementary products and to expand its offering to diversify its revenue streams and monetization engines. These plans may include recurring revenue sources, such as subscription services, business-to-business (“B2B”) partnerships, securities lending, new asset classes and geographies and new products such as eToro Money.

Enhancing eToro’s competitive advantage

eToro aims to continue to widen the gap between the experience on eToro’s platform and that of the competition by continuing to innovate features on its platform and services. This innovation includes investments in a consistently excellent social experience and growing eToro’s range of unique investment products to meet the evolving needs of eToro users. eToro wants to ensure that its users around the world believe that the eToro investing experience is unrivalled.

Competitive strengths and differentiators

As discussed above, eToro’s platform provides retail investors with the opportunity for social collaboration and to access multiple different financial products, including copying another investor with its patented CopyTrader™

offering, through a single platform rather than needing to use multiple different platforms for each of these aspects. eToro is uniquely positioned as a result of its existing global footprint and the breadth of its product offering in addition to the following competitive advantages.

eToro created a new category — social investing

eToro’s growing global community of investors can share information and ideas and learn from each other, providing information that empowers users to invest with knowledge. Users are engaged throughout their journey; social features are available without deposit and the free demo account allows users to practice trading and investing on the eToro platform risk free by using virtual money.

Traditionally, retail investors have been deterred from entering the financial markets by high costs, a perceived knowledge gap, and a lack of access to many types of investments. By removing the traditional barriers to entry, eToro is playing an active role in creating greater retail participation in, and knowledge of, capital markets.

As noted by the World Economic Forum, “[t]he next generation of retail and social trading platforms offer effective means for individuals to share or sell their investment expertise, directly competing with traditional investment managers.” eToro is at the forefront of this market trend. eToro has grown an active user base and its community demographics position eToro to benefit from the future wealth transition from older to younger generations.

Scalable, proprietary technology infrastructure

Since its founding in 2007, eToro has made significant investments to build and scale its patented technology-led platform.

eToro has demonstrated its ability to innovate and to bring new technology-driven products to market. In 2010, eToro launched its patented CopyTrader™ feature that enables users to copy other investors on eToro’s platform. In 2016, eToro launched its CopyPortfolios™, certain of which leverage machine learning and AI technology to give retail investors a simple way to access thematic investment trends.

Over the last decade, the eToro platform has experienced multiple periods of high demand, particularly during the 2017/2018 cryptoasset rally. As a result of these experiences and the investments made on its platform as a result, eToro was well prepared to handle the increased demand it saw throughout 2020 and into 2021. eToro will continue to invest resources in its infrastructure and operations so that it can continue to meet the demand for its services as it scales to become a larger company.

eToro’s proprietary technology has facilitated rapid growth and continues to support millions of transactions daily across multiple markets and regulatory jurisdictions. eToro has the functionality and infrastructure to localize its products and services to meet heterogenous and dynamic regional regulatory requirements and consumer needs while minimizing the impact on the user experience.

Robust risk management

eToro’s business is inherently exposed to various risks including market risk, credit risk, liquidity, compliance risk, regulatory risk, legal risk and operational risk, including cyber and other technological risks. See the section of the “Risk factors” section of this proxy statement/prospectus. How eToro manages these risks is an important component of its revenue generation, as well as its ability to sustainably expand and onboard new users. eToro has developed a robust, comprehensive risk management framework with both internal and external layers of defense at the Group level and for its subsidiaries. eToro intends to continue to implement global best practices with the support of experienced legal counsel and other professional advisors who sit on eToro’s risk management and governance committees.

A comprehensive marketing strategy

eToro has become a globally recognized brand through a dynamic, multi-channel marketing strategy which attracts, engages and retains users. eToro has a strong focus on online, technology-driven channels which enables

____________

7        Source: World Economic Forum, June 2015, http://www3.weforum.org/docs/WEF_The_future_of_financial_services.pdf.

it to continually optimize its marketing strategy by leveraging the vast amount of data it has available. eToro has generated meaningful engagement with its platform through impactful marketing campaigns which bring to life eToro’s social features, CopyTraderTM, ease of use, and build brand awareness.

Operating leverage

From 2016 through 2020, the compound annual growth rate (“CAGR”) of eToro’s total commissions was 78%. eToro’s total commissions increased from $60 million in 2016 to $602 million in 2020, supported by the increase in cryptoasset prices and trading volume in 2017 and 2018, the launch of zero commission stocks trading in 2019, and the increased retail participation in equities market in 2020. As eToro continues to grow, its proprietary technology-driven infrastructure, centralized marketing activities and risk management efforts, as well as its ability to operate globally via a single platform (with adjustments per market), enable eToro to benefit from significant operating leverage and to continue growing its user base and total commissions while improving its profitability.

Strong, founder-led management team

eToro has a founder-led management team with an average tenure of seven years and high retention across the leadership team. eToro’s management team brings experience from multiple disciplines including brokerage, technology, online marketing, banking and data sciences. eToro has supplemented this knowledge by sourcing world class advisors and board members including former regulators and domain experts.

Platform and products

eToro has developed a growing, global community of traders and investors. The platform enables users to execute trades, share information, analysis and views, and see what others are doing in real time. eToro offers users a choice of asset classes to invest in from commission-free fractional shares to cryptoassets. Users can also choose how to invest. They can trade directly, copy another investor or invest in a portfolio.

eToro continues to simplify the investing experience, expand the universe of assets, introduce tools and data, and make accessible the information users need in order to effectively invest in global markets. eToro’s design principles include simplicity, quality and transparency, and are aimed at making the onboarding, asset discovery and trade execution phases intuitive.

CopyTrader™

eToro’s patented CopyTrader™ offering allows users to copy the investment strategy of other investors on eToro’s platform by assigning some of the user’s capital to proportionally mimic the portfolio of another investor on eToro’s platform, subject to certain jurisdictional and product-specific limitations. Users can stop copying at any time, and there is no additional charge for this service. It is a unique, patented technology that allows users to diversify across asset classes or instruments they may be unfamiliar with by copying a more experienced investor. CopyTrader™ also caters to users that may not have the time or desire to actively trade on their own by allowing them to automatically copy the investment strategy of another investor.

eToro’s Popular Investor program, subject to certain jurisdictional and product-specific limitations, provides users with an opportunity to copy experienced investors who meet certain criteria and are vetted by eToro, including their past performance in the CopyTrader™ system. The program enrolls investors and traders from around the world who wish to share their investment experience, connect with eToro users and build an online investment business on eToro’s platform. A greater number of investors may copy Popular Investors’ portfolios as compared to non-Popular Investors, and Popular Investors can earn a percentage of the assets invested by users copying them as compensation. These payments are made by eToro and not by the investors.

To become a Popular Investor, applicable users need to meet a number of criteria, including having a proven track record of investing on eToro’s platform, a transparent investment philosophy, regular communication with the investors, and compliance with certain risk parameters set by eToro. eToro’s risk score for each user ranges from one to ten and is a composite score based on a standard deviation of the underlying investment included in a user’s portfolio. The Popular Investor program is overseen by eToro’s Investment Office who actively monitor Popular Investors to ensure they are compliant. For example, any Popular Investor whose risk score exceeds a score of seven is subject to restrictions and can no longer be copied.

Popular Investors are important members of eToro’s growing, global community of traders and investors. Popular Investors use eToro’s social features to regularly communicate with their copiers, followers and the wider eToro community, sharing investment insights, updates on their portfolio and views on market movements or investment trends. Pursuant to eToro’s terms and conditions, all users grant eToro a non-exclusive, irrevocable, transferable, sub-licensable, royalty-free, worldwide license to use, copy, duplicate store, present and/or publish all or any part of the user’s content.

As of March 31, 2021, eToro had approximately 1,600 Popular Investors.

CopyPortfolios™

eToro’s Investment Office currently manages a growing range of CopyPortfolios™. There are two types of portfolios: top trader portfolios and thematic portfolios. Top trader portfolios select Popular Investors, the best and most consistent traders on eToro’s platform, using artificial intelligence and machine learning technology and build portfolios around their trading activity. Thematic portfolios invest in assets according to a specific investment trend such as renewable energy, e-commerce, cryptoassets or driverless cars.

These portfolios provide retail investors with a simple and cost efficient way to gain investment exposure to asset categories they care about. There are no management fees for the portfolios, which are rebalanced at prescribed intervals by eToro’s Investment Office. As of March 31, 2021, eToro offered more than 60 portfolios. eToro has seen growing demand for CopyPortfolios™ and will continue to expand its portfolio offering, update the offering as necessary as it introduces the product in new jurisdictions and will invest in machine learning and AI technology.

Cryptoassets

eToro has been at the forefront of cryptoasset developments since 2013 when it became one of the first regulated brokers in the E.U. to offer bitcoin (noting that eToro’s E.U. offering of bitcoin itself was not, and is not, subject to a requirement to hold a license), and its CEO and Co-founder Yoni Assia co-wrote the Colored Coins whitepaper with Ethereum creator Vitalik Buterin. Colored Coins was one of the first protocols to enable the tokenization of assets on top of the Bitcoin protocol and was mentioned in the Ethereum whitepaper.

Over the years, eToro has expanded its offerings to include more cryptoassets and services. It first introduced bitcoin in 2013 and expanded its cryptoasset offerings in 2017. eToro’s cryptoasset exchange and wallet were launched in 2018 through eToro X, a Gibraltar licensed DLT provider, followed by acquisitions of Delta and Firmo to further ensure its competitive position in the blockchain sector. As a result, eToro is well-positioned to benefit from the growth in the cryptoasset market as adoption increases and cryptoassets gain broader adoption. eToro provides a broad cryptoasset offering across the eToro investment platform, the eToro professional cryptoasset exchange, and eToro’s cryptoasset wallet.

eToro offers users access to different cryptoassets within its investment platform. Users can buy either the underlying cryptoasset or derivatives depending on certain factors, namely the applicable regulations of the jurisdiction where the user resides. eToro plans to increase and diversify its offering and add more cryptoassets to its platform as the regulatory landscape around cryptoasset activities continues to evolve.

Historically, the material constituents of the cryptoasset component of eToro’s assets under administration have been bitcoin (BTC), ether (ETH) and XRP.

For the year ended December 31, 2019, BTC and XRP represented 35% and 37%, respectively, of the cryptoassets within eToro’s assets under administration. For the year ended December 31 2020, BTC, ETH and XRP represented 50%, 15% and 14%, respectively, of the cryptoassets within eToro’s assets under administration.

Asset under administration

28%
37%
35%
22%
15%
14%
50%
BTC
XRP
ETH
Other Cryptoassets
DEC 31, 2019
DEC 31, 2020

Historically, BTC, ETH and XRP have accounted for the largest proportion of eToro’s cryptoasset trading volume. For the year ended December 31 2019, BTC and XRP represented 49% and 15%, respectively, of the trading volume of cryptoassets on eToro’s platform. For the year ended December 31 2020, BTC, ETH and XRP represented 47%, 10% and 20%, respectively, of the trading volume for cryptoassets on eToro’s platform.

eToro

Trading volume

36%
15%
49%
23%
10%
20%
47%
BTC
XRP
ETH
Other Cryptoassets
DEC 31, 2019
DEC 31, 2020

____________

*        Trading volume represents the volume of positions which were opened during the period.

Historically, the majority of total commissions derived from cryptoasset trading on the eToro platform have come from BTC, ETH, XRP and ADA. For the year ended December 31 2019, BTC, ETH and XRP represented 26%, 10% and 19%, respectively, of the total commissions derived from cryptoassets. For the year ended December 31 2020, BTC, ETH, XRP and ADA represented 26%, 14%, 23% and 10%, respectively, of the total commissions derived from cryptoassets.

Total commission

45%
10%
19%
26%
27%
10%
14%
23%
26%
DEC 31, 2019
DEC 31, 2020
BTC
XRP
ETH
ADA
Other Cryptoassets

____________

*        Total commissions represent commissions from trading activity and interest.

The below table lists all of the cryptoassets offered on the eToro platform and all cryptoasset services provided for each asset on the platform as of June 22, 2021.

Cryptoasset Name	Cryptoasset Symbol	Trading Platform		Exchange		Wallet
		USA	ROW	USA	ROW	USA	ROW
Algorand	ALGO	V	V		V
Basic Attention Token	BAT	V	V		V		V
Polygon	MATIC	V	V		V
Aave	AAVE	V	V		V
Bitcoin	BTC	V	V		V	V	V
Bitcoin Cash	BCH	V	V		V	V	V
Chainlink	LINK	V	V		V		V
Compound	COMP	V	V		V
Dash	DASH	V	V		V
Decentraland	MANA	V	V		V
EOS	EOS	V	V		V
Ether Classic	ETC	V	V		V
Ethereum	ETH	V	V		V	V	V
Litecoin	LTC	V	V		V	V	V
Stellar	XLM	V	V		V	V	V
Uniswap	UNI	V	V		V
Yearn.finance	YFI	V	V		V
Zcash	ZEC	V	V		V
Cardano	ADA	V	V		V
Doge	DOGE	V	V		V
IOTA	MIOTA	V	V		V
Neo	NEO	V	V		V
Tezos	XTZ	V	V		V
Tron	TRX	V	V		V
Ripple	XRP		V		V	V	V
Binance Coin	BNB		V		V
eToro Australian Dollar	AUDX				V		V
eToro Canadian Dollar	CADX				V		V
eToro Euro	EURX				V		V
eToro Gold	GLDX				V		V
eToro Japanese Yen	JPYX				V		V
eToro New Zealand Dollar	NZDX				V		V
eToro Pound Sterling	GBPX				V		V
eToro Silver	SLVX				V		V
eToro Swiss Franc	CHFX				V		V
eToro USD	USDEX						V
USD Coin	USDC				V		V
0x	ZRX						V
aelf	ELF						V
Aergo	AERGO						V
Aeternity	AE						V
Amon	AMN						V
AppCoins	APPC						V
Aragon	ANT						V
Augur	REP						V
Aurora	AOA						V

Cryptoasset Name	Cryptoasset Symbol	Trading Platform		Exchange		Wallet
		USA	ROW	USA	ROW	USA	ROW
aXpire	AXPR						V
Bancor	BNT						V
Banker Token	BNK						V
Basic Attention Token	BAT						V
BAX	BAX						V
blocktrade	BTT						V
Blox	CDT						V
Bounty0x	BNTY						V
Bread	BRD						V
BTU Protocol	BTU						V
Capdax Token	XCD						V
ChangeBank	CAG						V
Civic	CVC						V
Colu Local Network	CLN						V
Content Box	BOX						V
Cred	LBA						V
Crypterium	CRPT						V
DAOStack	GEN						V
DataCoin	DATA						V
Decision Token	HST						V
Dent	DENT						V
eChat Token	ECHT						V
Endor Protocol	EDR						V
Enjin Coin	ENJ						V
Ethos	ETHOS						V
eToro Chinese Yuan	CNYX						V
eToro Hong Kong Dollar	HKDX						V
eToro Polish Zloty	PLNX						V
eToro Russian Ruble	RUBX						V
eToro Singapore Dollar	SGDX						V
eToro South African Rand	ZARX						V
eToro Turkish Lira	TRYX						V
Fetch	FET						V
FunFair	FUN						V
Gemini Dollar	GUSD						V
Gifto	GTO						V**
Gnosis	GNO						V
Golem	GNT						V
HedgeTrade	HEDG						V
Holo	HOT						V
Huobi Token	HT						V
Hxro	HXRO						V
Hydro	HYDRO						V
HyperQuant Token	HQT						V
INCX Coin	INCX						V
Indorse	IND						V
Insureeum	ISR						V
Kin	KIN						V
Kyber Network	KNC						V

Cryptoasset Name	Cryptoasset Symbol	Trading Platform		Exchange		Wallet
		USA	ROW	USA	ROW	USA	ROW
LionCoin	LION						V
Loom Network	LOOM						V
Mainframe	MFT						V
Maker	MKR						V
Mass Vehicle Token	MVL						V
Matedium	META						V
MediBloc	MEDX						V
Metal	MTL						V
Metronome	MET						V
Mithril	MITH						V
Multi Collateral DAI	DAI						V
MXCToken	MXC						V
Neumark	NEU						V
Nexo	NEXO						V
Numeraire	NMR						V
OmiseGO	OMG						V
On.Live	ONL						V
Orbs	ORBS						V
Paxos Standard Token	PAX						V
PlusCoin	NPLC						V
Polymath	POLY						V
Populous	PPT						V
Power Ledger	POWR						V
Propy	PRO						V
PumaPay	PMA						V
Pundi X	NPXS						V
QASH	QASH						V
Quantstamp	QSP						V
Quantum Resistant Ledger	QRL						V
Raiden Network Token	RDN						V
Rebllious	REBL						V
Salt	SALT						V
SelfKey	KEY						V
SENTINEL PROTOCOL	UPP						V
Single Collateral DAI	SAI						V
Snovio	SNOV						V
STASIS EURS	EURS						V
Status	SNT						V
Storj	STORJ						V
Storm	STORM						V
SwissBorg	CHSB						V
SyncFab	MFG						V
TenXPay	PAY						V
Tether	USDT						V

Cryptoasset Name	Cryptoasset Symbol	Trading Platform		Exchange		Wallet
		USA	ROW	USA	ROW	USA	ROW
Tierion Network Token	TNT						V
Tokenomy	TEN						V
TrueUSD	TUSD						V
TrustCoin	TRST						V
UnikionGold	UKG						V
Uquid Coin	UQC						V
WAX	WAX						V
Zebi Coin	ZCO						V
Elrond	EGLD				V
Ontology	ONT				V

____________

*        ERC20 tokens are supported in the wallet for existing wallet holders only. eToro wallet provides trading services only with respect to the following cryptoassets: BTC, BCH, ETH, XRP, LTC, XLM.

**      No customer wallets open

Staking

In 2020, eToro launched staking, a feature that enables users who own certain cryptoassets on the eToro platform to earn rewards proportional to the amount of the underlying cryptoasset held, including Cardano (ADA) and others. Staking is an alternative way to validate blockchain transactions. Network participants can designate a certain amount of their cryptoassets on the network as a stake (similar to a security deposit) to validate transactions and get rewarded in kind from the network. Today, staking cryptoassets is a technical challenge for most users. Staking independently requires a participant to run their own hardware, software, and maintain close to 100% up-time. eToro executes the staking process on behalf of its users, paying out the rewards periodically. eToro users retain ownership of the staked cryptoassets by adding them to the users’ accounts and users may liquidate their staked holdings at any time. eToro retains a percentage of the staking yield as a fee. eToro plans to extend staking to additional cryptoassets in the future. However, as discussed further in the section of this proxy statement/prospectus entitles “The legal and regulatory regime governing cryptoassets is uncertain and still developing, and changes, clarifications or actions related to cryptoassets may adversely affect eToro’s business,” there is regulatory uncertainty regarding the status of eToro’s staking activities under the U.S. federal securities laws and there can be no assurance that eToro and its employees, contractors and agents will not violate or otherwise fail to comply with such laws and regulations.

Different blockchain protocols may have different features and operating rules. Some protocols require a security deposit in the form of a certain portion of the amount staked, which portion can be “slashed” as a result of certain actions, such as maliciously acting on the network, “double signature” of any transactions or if the staker experiences extended downtimes. Currently, eToro does not stake over a network which has a slashing penalty. However, eToro continuously adds cryptoassets to its staking feature and may in the future offer staking on networks that do include such penalties. Should a future staked cryptoasset operate on a protocol requiring a security deposit, eToro staking activities may be found to have been erroneously operated and a “slashing penalty” may be imposed and the relevant staking rewards may not be awarded. eToro makes no guarantee that the user’s staked cryptoassets will not be subject to a slashing penalty. However, in the unlikely event that a user’s staked cryptoassets are subject to a slashing penalty, eToro will replace the relevant staked cryptoassets at no additional cost to the user.

Staked rewards as of December 31, 2020 were $959,000, of which $698,000 was paid out to users. The net amount of staking awards received, net the amount of rewards passed through to users, was presented by the Company in net trading income in the consolidated statements of profit or loss and other comprehensive income.

eToro users are eligible to receive staking rewards if they hold any of the supported cryptoassets on eToro USA LLC, eToro (UK) Ltd. or eToro (Europe) Ltd. eToro offers users the ability to waive their right to receive staking rewards by signing a waiver.

Cryptoasset forks

Cryptoasset forks are a feature of the cryptoasset ecosystem. eToro evaluates a broad range of criteria to determine if it will support a new forked cryptoasset, including compliance, liquidity, demand and technical considerations. eToro also evaluates whether the new forked cryptoasset can maintain sufficient liquidity in the market to support the trading needs of its users. eToro will also consider its users’ needs and opinions to assess the demand for the new forked cryptoasset.

If these business criteria are met then, from a technical perspective, eToro will use its best efforts to support a protocol upgrade executed by a hard fork if this enables eToro to keep supporting the relevant cryptoasset in a stable and secure way. eToro will only support a soft fork if it is secure and has the necessary features for eToro to support the forked asset from a technical perspective. When there is a permanent chain split (a split to multiple cryptoassets), eToro will initially support the dominant asset that achieves consensus of a substantial majority of users and miners. eToro will then support other cryptoassets according to security considerations, such as manipulation between the new chains and other business considerations.

eToro does not guarantee that it will support either version of a fork because, when a fork occurs, eToro has the option to either (a) offer the version of the forked cryptoasset that has majority consensus, meaning the version of the fork to which a specified majority of users, miners and other relevant parties (as determined by the structure of the cryptoasset and its blockchain) give their consent, or (b) to cease to support either version of the cryptoasset. eToro will not continue to support the version of the cryptoasset that only has minority consensus.

Cryptoasset wallet

eToro’s proprietary blockchain cryptoasset wallet allows users to easily buy, store, receive and transfer multiple cryptoassets. Eligible users can transfer a number of cryptoassets from their eToro investment account to their wallet and from there send them anywhere on the blockchain with a personal, unique and completely private on-chain address. eToro’s cryptoasset wallet also includes an ‘unlosable’ private key service to help users recover access to their cryptoasset wallet, if necessary.

Cryptoasset exchange

eToro’s professional cryptoasset exchange is designed as a primarily B2B exchange serving corporate and institutional accounts, algorithmic traders and professional cryptoasset traders. eToro maintains innovative security features and offers users a range of cryptoassets with competitive fees and deep liquidity. As of March 31, 2021, the exchange offered access to over 20 of the most in demand cryptoassets as well as six unique tokenized fiat stablecoins and two commodity stablecoins.

Delta

In 2019, eToro acquired Delta, a multi-asset investment tracker. Delta offers a simple way to track performance and manage multiple asset classes and portfolios in real time, all on one platform, using powerful tools and charts. Delta provides a clear and accessible overview of users’ investments across multiple brokerage and/or cryptoasset exchange accounts. Delta supports over 50,000 different instruments including stocks, funds and cryptoassets, among others. As of March 31, 2021, the app had over 2.2 million unique users download and open the app, was used in more than 115 countries and had a monthly active user base of approximately 350,000 users. The active and growing Delta user base provides an additional user acquisition channel for eToro. Delta is also provided as a benefit to some of eToro’s Club members.

eToro Money

In December 2019, eToro acquired Marq Millions, a U.K.-based e-money business regulated by the U.K. FCA, which was rebranded as eToro Money. eToro Money is an e-money app which includes a VISA debit card. It is currently in beta testing with eToro users in the U.K. and is expected to be available to eToro users in the U.K. and Europe in the second half of 2021 and the first half of 2022, respectively. eToro has not yet shared a timeline for introducing eToro Money in the U.S. market because its focus is on the launch of its equities offering to U.S. users.

The forthcoming eToro Money debit card will offer highly competitive exchange rates across the globe. Built to hold users’ cash, including multiple currencies, the eToro Money app will be the hub of the eToro Money account. This consolidation will allow users to send, store, and receive cash and cryptoassets, manage their eToro Money debit card and access exclusive features. eToro expects that the widespread adoption of eToro Money will reduce its payment processing costs and increase the proportion of its users’ assets that are stored on its platform.

Fractional share trading

eToro offers fractional share trading to offer its users control over the precise cash amount they would like to invest. For example, a single share in Amazon.com, Inc. / AMZN (“Amazon”) cost USD $3453.96 as of June 22, 2021. An eToro user could choose to invest USD $4000 in Amazon shares at USD $3453.96 per share, which equals a purchase of 1.158 shares. The alternative, traditional method of investing requires users to purchase whole shares (which users can do on the eToro platform if they wish), and therefore users would have to round up or round down the quantity purchased and the cash invested.

In addition, fractional share trading lowers the entry cost of retail investing, which makes investing more accessible to all users. Fractional share trading allows users to invest in companies with high share prices and therefore enables retail users, who generally have less capital than investment firms or financial institutions, to hold an interest in such issuers and diversify their investment portfolio. For example, in the Amazon example, without fractional share trading, a user could only invest in increments of approximately USD $3,454 as of June 22, 2021.

Mechanics of fractional share trading

eToro’s fractional share trading offering in the markets where such offering is available (which does not include the U.S.), is as follows. Users can purchase ownership interest in a fraction of a whole share up to five decimal places. Rights in relation to ownership, dividend payments or interest payments, voting, and transferability are identical to purchasing whole shares on the eToro platform. With respect to dividend or interest payments, users will receive the payments on a pro-rata basis into their eToro account.

Ownership of shares purchased on the eToro platform (whether whole shares or fractions) is in the form of equitable title (also referred to as “beneficial interest”), rather than legal title. Equitable title gives eToro’s users the economic interest in shares purchased, and users therefore benefit from the shares’ appreciation (as well as depreciation) in value in proportion to the fraction of one share that the user owns. As provided above, eToro is the custodian for all users’ shares, including fractions of shares. Users’ shares and fractions of shares are collectively held in an omnibus account on behalf of users in accordance with applicable client asset rules. Holding the shares and fractions in this way recognizes and protects the user’s equitable title over their shares.

Users

As of March 31, 2021, eToro had over 20 million registered users located in more than 100 countries. eToro’s user base is diverse, representing a broad array of experience and nationalities. In 2020, the majority of new funded accounts came to eToro to invest in equities, cryptoassets or to copy another investor on eToro’s platform. More than 60% of funded accounts in 2020 invested with eToro in more than one asset type.

As of March 31, 2021, the median age of an eToro user was 34. Some users join eToro when in their early 30s or younger and grow into the eToro Club program as their knowledge and wealth grow. eToro’s target market is users who are tech savvy and socially connected so they are largely receptive to innovation and willing to share activities online. The average eToro user is highly engaged and logs onto eToro 4 times per day for an average of 9 minutes per session.

eToro prides itself on providing a high quality service to its users. As eToro has grown as a business, it has invested significantly in scaling its user-facing teams. eToro’s user-facing teams include its user service team which provides support via email, live chat and telephone in more than 15 languages and its account management team, which provides personal service to eToro’s higher equity users. As of March 31, 2021, eToro employed over 300 user service representatives and 100 account managers and is continuing to invest heavily in scaling and innovating its user support services as it grows.

Through the eToro Club program, eToro offers its users a wide range of additional services and tools according to their membership tier. These tools enhance the users’ experience and their knowledge of the capital markets. The eToro Club offering includes free or subsidized subscriptions to financial news, market analysis services and technical tools such as charting and analysis aids, as well as personalized lifestyle offers to celebrate events such as a birthday or an anniversary. As of March 31, 2021, eToro had over 315,000 members of the eToro Club program.

Signing up in their early 30s and growing into our club program

eToro Club provides an enhanced investment
experience with a membership offering that includes:
expert investment support, market analysis tools and exclusive events.

$478K
$968
Median age
32
35
37
39
41
45
Bronze
Silver
Gold
Platinum
Platinum+
Diamond
Average account size

Figures relate to funded accounts as of December 31, 2020

Marketing

eToro has become a globally recognized brand through its dynamic, multi-channel marketing strategy, which attracts, engages and retains users. With innovative products, leveraged through original marketing campaigns, eToro has continually pushed the frontiers of marketing in the traditional world of investing. This has been achieved by focusing on eToro’s social investing experience, its intuitive investment process, and its efforts to remove the traditional barriers to retail investor participation.

These campaigns helped eToro achieve meaningful engagement with users and created greater understanding of eToro’s product offering, as demonstrated by research house Investment Trends who report eToro as being seen as “innovative” by investors in multiple countries.

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eToro understands the importance of branding and the valuable impact it has across the user journey and therefore invests heavily in channels which are fundamental to building brand loyalty and trust. eToro’s sports sponsorship strategy includes multiple localized partnerships with football teams in the English Premier League and German Bundesliga, tennis player Gael Monfils and Rugby Australia, among others. eToro sponsors sports as the sense of community among sports fans is strongly aligned with eToro’s social features and online community.

Tailored content helps eToro manage multiple local investor communities on social media including on eToro’s social feed, Facebook, Twitter and other social network accounts. These large and growing communities receive targeted local, market commentary by eToro’s analysts, alerts to bring awareness to market events and earnings releases and invitations to webinars and seminars hosted by Popular Investors, eToro analysts or guest speakers.

eToro’s prospective and existing users are activated by eToro’s customer acquisition engine which is primarily focused on online, technology-driven channels which allow eToro to continually optimize the performance of its marketing operation by leveraging the vast amount of data it has available. This involves a dedicated technology stack, coupled with strategic partnerships with digital advertising vendors such as Google and Facebook to attract and convert users. eToro uses dynamic tools to launch campaigns when a particular market or instrument generates investor interest. This use of technology and automation tools also works to drive conversion within eToro’s existing user base. Through customer relationship marketing and the use of Salesforce tools, eToro’s marketing team is able to segment communication to different parts of its user base.

The scale and breadth of eToro’s marketing operation is reflected in the thousands of keywords implemented across numerous search engines, the millions of digital advert views delivered daily, the large network of media partners, and the fact that eToro monitors campaigns in multiple geographies, multiple languages, and multiple channels simultaneously and can adjust spend based on effectiveness. Ultimately, the power of eToro’s acquisition model is evaluated by the following: (1) the ratio between the cumulative total commissions generated over the lifetime of a user cohort and the cost per acquisition paid to acquire it; and (2) the time required for the user cohort to generate cumulative total commission which covers the acquisition cost that was paid for it (time to return on investment or “TROI”).

____________

8          Source: Investment Trends 2020 Online Investing Reports for Australia, France and the UK, and Investment Trends 2021 Online Investing Reports for Spain and Germany.

Verification and funding of a new user account

To verify a new account, users are required to provide certain information and/or documents, including forms of proof of identity and proof of address. Once eToro receives and reviews the required materials, eToro completes a variety of verification processes as well as fraud, anti-money laundering and counter-terrorism checks, including sanctions checks.

Once verified, an account may be funded by several payment methods, including by bank account or debit card. eToro currently accepts the following currencies to fund an account: the U.S. dollar (USD); Euro (EUR); Australian dollar (AUD); Great British pound (GBP); Swiss franc (CHF); Danish krone (DKK); Norwegian krone (NOK); Swedish kroner (SEK); Polish zloty (PLN); Czech koruna (CZK); and the Hungarian forint (HUF). Currently, all accounts opened on the Company’s platform are funded in USD. If a user deposits a different currency, the deposited amount will be converted to USD at the current eToro rate and a conversion fee based on the Company’s prices will be charged.

From funding an account to completion of a trade

Once the account is funded, a user may open a trade by selecting the instrument such user wishes to trade on the Company’s platform. The user must click “Buy” to enter the amount they wish to invest and to open a trade. When opening a trade, users have the option to toggle between Amount and Units, so the user can either enter the dollar value such user wishes to invest, or the number of units of an asset that such user wishes to purchase. If the user opts to purchase in units, the number of units being purchased will be displayed based on the current price of the asset, the percentage of the user’s total equity that the trade will comprise, and the exposure. The minimum trade size for the Company’s U.S. customers is $25. In instruments where overnight fees are charged, such fee will be reflected in the open trade screen. A user can also change his or her take profit and stop loss in the open trade screen where such function is applicable.

Each eToro entity is the custodian of the funds it receives from its users and is ultimately responsible for them. In practice, funds are deposited with a third party bank arranged by the relevant eToro entity in a segregated omnibus account or other arrangement in compliance with applicable laws. For example, in the U.K., a user account must be in compliance the Financial Conduct Authority’s “Client Assets Sourcebook.”

Regulatory approvals

Holding of users’ funds and assets and arranging and execution of users orders require regulatory permissions in addition to other regulated services provided by the eToro entities.

Education

As the retail investment market matures and platforms like eToro’s scale, eToro expects to have an even greater responsibility to ensure that its users are well educated and aware of the risks of trading and investing.

eToro provides a variety of free tools to help educate users about the financial markets. These include a $100,000 demo account, which eToro encourages all its users to start with in order to practice trading and investing without risk by using virtual money. The eToro Academy also offers a series of online guides and educational resources including in-person and online training courses via eToro’s Trading School.

eToro believes that its users like to learn and absorb information in different ways. In addition to written resources, eToro provides a series of videos, a weekly podcast and a 90-second market update. Similarly, eToro’s Investment Office employs a team of analysts and market commentators who produce a variety of informative, timely and relevant content including commentary on key market events, weekly market analysis, quarterly outlooks, investment commentary and regular webinars with eToro’s analysts, Popular Investors and guests.

In addition, eToro’s social network is alive 24/7 with users asking questions, exchanging ideas, discussing investment topics and learning from each other.

eToro’s trading policy encourages responsible trading and investing. eToro displays prominent and extensive risk warnings on its website and app, as well as in all its advertising. eToro educates its users to consider and define their risk appetite and to make investment decisions carefully. eToro communicates with its users about risk, including the risk of investing in derivatives, cryptoassets or highly volatile stocks, among other topics and encourages its users to diversify their portfolio to better manage their market risk. eToro believes that the more informed its investors are on risk management, the more successful these investors will become.

eToro encourages its users to define an investment strategy that suits their needs, including their attitude to risk. eToro’s educational tools discussed above highlight the importance for investors to diversify their portfolios, invest for the long-term and understand the risks and fundamentals of the investment products before making an investment in that product.

Research and development

eToro created its “Solutions Group” to ensure that it remains at the forefront of product innovation and continues to have the best-in-class infrastructure to support its continued growth. This group accounts for almost 50% of eToro’s headcount as of March 31, 2021, and comprises product development, research and development (including eToro’s blockchain innovation unit), product engineering, technology (including RegTech), security, broker-dealer solutions, business solutions (including M&A related activities), product compliance, and trading development sub-groups.

eToro researches, develops, and launches new products and features intended to enrich and improve its users’ investing experience. eToro’s product development strategy centers on four areas: (1) encouraging more user utilization, (2) growing and maintaining eToro’s status as a leading global broker dealer, (3) expanding eToro’s appeal to new users, new markets and new investment strategies, and (4) enhancing eToro’s unique selling proposition by continuing to improve its social and copy features.

eToro’s products are delivered through a highly scalable proprietary technology platform that manages the challenging requirements of real-time, global financial markets. eToro has a highly qualified and experienced engineering team that has developed a technology stack intended to ensure that eToro can provide a secure, reliable service to its users. As a multi-regulated broker, security and compliance are embedded throughout eToro’s infrastructure and operations.

Blockchain innovation unit

In 2019, eToro acquired Firmo, a smart contracts infrastructure provider. The former-Firmo team established eToro’s dedicated blockchain innovation unit which leads blockchain and smart contracts research and development within eToro, including the creation of eToro’s staking services and its tokenized assets, including stablecoins. In addition, this unit works to establish connections between academia and the industry.

Competition

eToro’s platform provides retail investors with opportunities for social collaboration and to access multiple different financial products, including copying another investor via eToro’s patented CopyTrader™ service, through a single platform. eToro is therefore uniquely positioned to compete as a result of the breadth of its product offering and its existing global footprint.

As a global investment platform with a variety of offerings, eToro has a very diverse set of competitors including both large, traditional financial institutions and smaller market participants. Competition is highly fragmented, with multiple local market participants in each market in which eToro operates. However, few investment platforms can rival eToro’s global reach.

eToro primarily competes with high growth fintech companies that create a unique user experience and provide a variety of financial services, as well as high-growth international brokers and tech-led brokers that provide self-directed, multi-asset investment services. The strength of eToro’s social network of over 20 million registered users creates a unique community of highly engaged retail investors. As a result of its cryptoasset offerings, eToro also competes with exchanges, wallets and investment platforms that offer access to cryptoassets. However, competitors in this space tend to otherwise have limited scope in capital markets. eToro also competes with large, traditional financial institutions, such as retail banks, private banks and wealth management firms. These institutions have been expanding their offerings to provide further choice for retail investors. In addition, fintech companies operating in adjacent markets are increasingly entering the wealth management and investment industries.

As the market continues to grow, eToro expects that it will face increased competition from both new entrants and existing players.

Employees and human capital

eToro invests in its human capital and considers it to be its most valuable asset. As of March 31, 2021, eToro had approximately 1,200 employees across over ten locations globally. eToro is not party to any collective bargaining agreement. eToro believes its relationship with its employees is generally good.

eToro aims to attract, develop, promote and retain the talent it needs to successfully serve its users and support the continued expansion of its business.

eToro offers a compensation package based on both individual employee and company performance. The package encompasses an array of compensation components in addition to base pay including performance-based incentive pay and a range of health and wellness benefits. eToro also provides employees with a funded employee investment account on the eToro platform which enables employees to gain a better understanding of the eToro platform, improves financial literacy and creates higher engagement with the company through participation in eToro’s employee investment plan. According to the employee investment plan, eToro funds new employee’s investment account. Certain employees may be granted additional funds for special recognition for ad-hoc successful projects based on company’s performance and direct manager’s discretion. Each employee’s investment account losses are offset on an annual basis. See note 2n to the “notes to the consolidated financial statements” included elsewhere in this proxy statement/prospectus. The profits earned by the employee on the trading platform, if any, can be withdrawn on a monthly basis. On an annual basis, 10% of the outstanding balance in the investment account is vested and, subject to terms and conditions of the plan, can be withdrawn by the employees who have completed more than three months of employment at such time. Employees who completed 5 years of employment with eToro, may use up to 100% of their equity in their trading accounts to exercise their vested eToro stock options. All employees are required to execute a policy by which they undertake to comply with professional and ethical standard in accordance with the principle set out therein eToro provides a wide range of welfare activities for its employees. These include recreational sessions and activities, team activities, company events, celebrations and more.

eToro offers development and leadership programs as well as reimbursement for qualified business-related education and training. eToro encourages learning and provides a wide array of online learning and development programs.

eToro focuses on attracting a diversity of talent and works to create and maintain an environment where all employees can excel. eToro fosters the development of high-performance teams that recognize the value of diverse perspectives, skills and backgrounds. As of March 31, 2021, approximately 41% of eToro’s employees were women.

Culture

eToro’s corporate values are reflected in its product offering and user experience, as well as being embedded in the company’s internal culture and employee experience. eToro’s values are: simplicity, innovation, quality, enjoyment and openness.

Simplicity:    eToro strives to remove barriers and make online trading and investing accessible to everyone by making the process simpler and more transparent. eToro’s platform is intuitive and easy to use. eToro also simplifies investing by eliminating the need for people to use multiple platforms. eToro continues to expand its product offering with the goal of serving all its users’ wealth management needs in one place.

Innovation:    eToro was founded to disrupt the financial status quo, and innovation is in eToro’s DNA. Since its founding, eToro has provided new ways to trade and invest online, building cutting edge financial products in response to its users’ evolving needs. eToro is, and pledges to remain, innovative and disruptive.

Quality:    A user experience-focused mindset inspires every decision eToro makes. eToro works to ensure that its users have the best experience possible from their very first exposure to eToro’s brand.

Enjoyment:    eToro is more than an investment platform. It is a social network. eToro’s users don’t just trade financial assets, they exchange knowledge, ideas, thoughts and feelings. eToro’s interface is intuitive and user-friendly, ensuring that the investment experience is simple, enjoyable and interactive.

Openness:    Openness and transparency are a core part of eToro’s social network. From giving users the opportunity to chat with anyone on eToro’s platform, to displaying the performance and risk scores of eToro’s users, avoiding hidden fees and ensuring that eToro’s policies are clear and visible, eToro strives to provide all the information its users need to become well informed, successful investors.

Corporate social responsibility

In 2020, eToro launched GoodDollar, a non-profit initiative created to develop a sustainable and scalable framework to bring a digital, universal basic income to the world via new cryptoasset technologies. GoodDollar’s goal is to improve financial education and empowerment by providing people with an easy-to-use, low-risk and fun way to use digital money, among other market education activities.

The COVID-19 pandemic exposed many weaknesses in the current economic and social foundations: a traditional financial system that favors the few, a precarious economic reality for many wage-earners, and the painful social divides, as well as political unrest, that can result from wealth inequality.

As thought leaders in the fintech space, eToro feels a social responsibility to help create new systems that will promote a more equal and resilient global economy. eToro’s experience with successfully disrupting outdated models of traditional finance serves as an excellent foundation for the GoodDollar project.

GoodDollar leverages blockchain technology and social engagement for the greater good. It is a social platform that uses yield-generating decentralized finance protocols, rather than donations, to raise funds from supporters. These funds are then minted as a reserve-backed cryptoasset (G$), and presented daily as basic income for participants to claim.

Facilities

eToro’s headquarters are located in Israel. In addition, eToro has offices in the U.S., the U.K., Cyprus, Australia, Denmark, Gibraltar, Ukraine and Belgium.

eToro’s offices are designed and maintained to foster a comfortable and creative work space that encourages collaboration and social interaction. In 2021, eToro adopted a hybrid mode of work that allows a combination of remote work and work from the office tailored to the needs and circumstances of each office and team.

Intellectual property

As a company that aims to revolutionize the way people invest, innovation is part of eToro’s DNA. eToro was founded to be disruptive and launching new and innovative products and offerings is a key aspect of how eToro plans to continue to democratize investing. This means that the protection of eToro’s technology and intellectual property is an important aspect of its business. eToro relies on a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments and other legal rights to establish and protect its intellectual property. To protect its technology against unauthorized access, eToro also implements multiple layers of security. Access to eToro’s platforms and systems requires system usernames and passwords. eToro generally enters into agreements with its employees, vendors and consultants that contain confidentiality provisions to control access to its intellectual property, and include invention or work product assignment provisions to clarify ownership of eToro’s proprietary information.

As of December 31, 2020, eToro held two U.S.-issued patents, two Israeli-issued patents and 16 patent applications pending in the U.S., European Patent Office, Israel, Hong Kong and Australia. eToro’s U.S.-issued patents expire between 2026 and 2031.

As of March 31, 2021, eToro held 124 registered trademarks globally, including “eToro.” eToro also had five pending trademark applications.

eToro continually reviews its development efforts to assess the existence and patentability of new intellectual property. eToro intends to continue to file additional patent applications with respect to its technology and trademark applications with respect to its brands.

Intellectual property laws, procedures, and restrictions provide only limited protection and any of eToro’s intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the U.S., and, therefore, in certain jurisdictions, eToro may be unable to protect its proprietary technology.

State of regulation

Financial services regulation generally

eToro operates in a highly regulated global industry which does not have a unified approach to rules and regulations. eToro provides its users with execution services with respect to both traditional assets, such as equities, currencies or commodities, and ‘new’ assets, such as bitcoin and other cryptoassets, either as an underlying asset or as contract for difference (a “derivative”), along with ancillary services such as custody services and investment research. eToro tailors its offerings, products and services to the regulatory requirements and limitations of each of the jurisdictions within which it operates. eToro’s investment platform is built around social collaboration and it has created a community where users can connect, share, and learn, where users can view other investors’ port-folios and statistics, and interact with them to exchange ideas, discuss strategies and benefit from shared knowledge.

In each of the key jurisdictions in which eToro is regulated (i.e., the U.S., U.K. and Cyprus), eToro and its competitors face heterogenous and increasingly strict regulatory requirements. eToro considers the U.K. and Cyprus to be “key jurisdictions” due to the fact that these are the jurisdictions where the majority of eToro’s clients contract and the majority of assets under administration currently derive. These jurisdictions also have the most applicable and developed rules with respect to eToro’s global services (excluding U.S.). Accordingly, the rules and regulation which derive from these jurisdictions are those to which eToro applies as a global high-bar standard across other jurisdictions where eToro is regulated, other than the U.S. This results in a common high-bar approach to regulation and compliance across eToro’s different entities in differing jurisdictions. Notwithstanding this, eToro also takes into account any local nuances in the regulations as required. As to the U.S., eToro applies a specified U.S. tailored approach taking into account the Federal and state regulators and self-regulatory organizations that oversee the conduct of its business. Moreover, government regulators and self-regulatory organizations oversee the conduct of its business in many ways, a number of which perform regular examinations to monitor compliance with applicable statutes, regulations and rules. These statutes, regulations and rules cover all aspects of eToro’s business, including among others, laws, regulations, standards and requirements with respect to:

•        sales and marketing activities, including eToro’s acceptance of and interaction with, and solicitation of users;

•        appropriate disclosures to users, including those related to product risks, self-dealing and material conflicts of interest;

•        know-your-customer (“KYC”) and anti-money laundering practices;

•        capital adequacy requirements and restrictions;

•        trading practices, including the types of investment products eToro may offer in the various jurisdictions;

•        user complaint handling protocols;

•        best execution;

•        treatment of user assets and funds, including custody, control, safekeeping and segregation of funds and assets;

•        record keeping;

•        transaction and other reporting practices, such as ;

•        privacy rules;

•        tax and tax withholding rules;

•        directors, officers and employee licensing and qualification requirements, training obligations and compensation limitations, as well regimes requiring the regulated entity to name specific managers to assume personal responsibility over certain compliance areas;

•        insider trading and market manipulation limitations and reporting obligations;

•        anti-corruption laws and regulations; and

•        supervision of outsourcing arrangements, cyber security and other technological requirements and other-wise the conduct of business.

The eToro Group contains many regulated entities. eToro’s main regulated entities include: eToro (UK) Limited, which is authorized and regulated as an investment firm in the U.K. by the FCA; eToro USA Securities Inc., which is registered in the U.S. with the SEC as a broker-dealer and is a member of FINRA; eToro (Europe) Limited, which is authorized and regulated as an investment firm in Cyprus by the Cyprus Securities and Exchange Commission (“CySEC”) and has obtained passports allowing it to offer its services across the European Economic Area (“EEA”); eToro AUS Capital Pty Limited, which is authorized and regulated in Australia by the Australian Securities and Investments Commission (“ASIC”), eToro USA LLC, which is registered as a Money Services Business (“MSB”) with FinCEN in the U.S. and holds Money Transmitter Licenses (“MTLs”) in states where applicable and is operating in 46 states, eToro X, a Gibraltar company authorized by the Gibraltar Financial Services Commission as a Distributed Ledger Technology provider, eToro (Seychelles) Limited, which is authorized and regulated in the Seychelles by the Financial Services Authority Seychelles as a broker-dealer, and Marq Millions Ltd., holding an e-money license issued by the FCA.

As eToro’s business continues to develop and expand globally, eToro may be required it to obtain new licenses in new jurisdictions, either by pursuing license applications or acquiring existing licenses. eToro currently has several pending license applications.

The principles underlying the approach to regulatory compliance

Governance

Regulated eToro entities are required to comply with a number of requirements and key principles that determine the way in which they organize their governance structure and arrangements. The requirements apply at the local (regulated entity) level. With respect to the regulated entities, these include:

(a)     that key members of staff are fit and proper persons for their roles;

(b)    that eToro’s business model is compatible with the regulated activities it carries out;

(c)     that eToro’s financial resources are, at all times, adequate and appropriate to carry on its business; and

(d)    that relationships between senior management and regulators remain open and cooperative and that senior management report to the relevant regulator any information relating to a regulated eToro entity that the regulator would reasonably expect to be aware of.

Therefore, eToro’s company structure is designed to reflect principles of good corporate governance. Key members of eToro’s staff, senior managers, and directors have technological experience, entrepreneurship and in-depth industry knowledge, and have:

(a)     been key to delivering the growth and innovation of the eToro business, particularly due to their strong technical background in legal and compliance, finance, software programming, marketing and user acquisitions; and

(b)    taken appropriate and practical responsibility for eToro’s operations, growth, and arrangements on matters likely to be of interest to regulators. This includes, responsibility for the overall strategy and financial performance of eToro; the responsible running of eToro’s business including responsible marketing, fair treatment of users, investor protections, conflicts of interest, risk management, regulatory compliance, conflict management and product governance; operating and capital expenditure budgets; capital, management and control structures; and contracts and service providers which are material, whether strategically or due to the size or cost associated with the contract.

Risk management

eToro is exposed to a wide range of risks including in relation to operations, legal and compliance, counterparty, credit, market, liquidity, and conduct. In order to identify, mitigate, and prevent such risks, eToro’s governance framework also includes key regulatory risk management checks and controls. eToro’s key members of staff are actively involved in monitoring and setting the direction both of eToro’s risk management policies and its risk appetite. These members of staff are supported by eToro’s risk governance framework, which is made up of a number of committees.

The Regulation and Compliance Risk Committee is comprised of eToro’s senior managers and external advisors and sets the risk appetite and monitors and reviews relationships between eToro’s regulated entities and regulators and the adequacy and quality of eToro’s systems and procedures for compliance with regulatory requirements globally. It is also responsible for reviewing eToro’s risk policies and code of conduct and ensuring adherence and therefore monitors and acts to prevent or mitigate regulatory exposures on an ongoing basis.

eToro’s governance framework includes additional committees formed in order to ensure the management of risk within eToro in the different domains based on risk analysis, harmonization and oversight of policies and decision making processes across the company. The committees are:

•        the Regtech Solutions and Product Governance Committee which handles the regulatory risk analysis in relation to all new products and services;

•        the Trading Risk Committee which manages strategic planning and market exposures relating to credit lines, market and trading exposures, including consideration of counterparty exposures and stress scenarios;

•        the Treasury Committee which considers risks related to capital adequacy and working capital in eToro, including liquidity stress testing;

•        the Financial Operational Risk Committee which considers financial operational risks and incidents related to financial operation, including counterparty due diligence reports, fraud risks and client money issues;

•        the Technology Risk and Business Continuity Committee which discusses technology and data security risks, cyber risks, business continuity planning and cryptoasset custody risk management; and

•        the Enterprise Risk Management Committee which consolidates all the executive risk committees and discusses priority items covered in a holistic and forward-looking perspective, risk maps, and makes decisions in cases of conflicts or material business or risk impact.

Both the eToro board of directors and the risk management committees drive high-level risk management policies at a company level. In addition, each regulated entity carries out its own risk management practices and governance in accordance with the direction set by the eToro board of directors and the regulated entity’s own regulatory obligations.

Code of conduct

eToro is committed to high standards of corporate governance and has put in place a framework that fosters good governance and is practical for a company of eToro’s size and satisfies eToro’s current regulatory requirements. eToro will institute a code of conduct that demands honest and ethical conduct from all employees, officers, and directors. Specific topics will include but are not limited to conflicts of interest, fair dealing, compliance with regulations, accurate financial reporting, and diversity and inclusion.

Systems and controls

The regulated entities are also required to comply with a number of key principles and conditions that underpin the functioning of their systems and controls on an independent and Group level, which include:

(a)     that the business carried out by it is capable of being effectively supervised by all relevant regulators in a manner that is appropriate for the nature and complexity of that entity’s regulated activities;

(b)    that eToro has in place an adequate risk management system. This includes at an entity level, as well as risk management processes and internal control mechanisms for the purpose of maintaining regulatory capital, and assessing and managing the entity’s exposure to group risk, including sound administrative and accounting procedures;

(c)     that it has adequate safeguarding processes in place to protect the assets and money of its users that it holds for them; and

(d)    that it has an appropriate system in place to manage conflicts of interest fairly between both itself and its users and between individual users.

The regulated entities must also maintain, at all times, appropriate financial resources to meet regulatory capital requirements and have sufficient liquidity to demonstrate that they are able to meet their liabilities as they fall due. As noted above, the regulated entities are also subject to rules regulating how they hold user money and user assets (for regulated products). In particular, eToro has systems and controls in place to ensure that user money and assets are segregated from that of the relevant regulated eToro entity, adequate records are maintained in order to identify appropriate user details. Each regulated entity undertakes daily internal and external user money reconciliations within an appropriate risk and control framework. eToro holds its users’ money in segregated accounts, and users’ assets in safekeeping accounts with custodians, at the regulated eToro entity level in accordance with applicable law. Therefore, users’ ownership rights in relation to their money and/or regulated products are held in a manner that is intended to have the applicable user recognized as the exclusive and proper owner of the assets. In many jurisdictions, eToro is not required to hold unregulated products, such as cryptoassets, according to the same safeguarding principles. Not-withstanding this, eToro has systems and controls in place to ensure that these unregulated assets are held in segregated digital wallets, in appropriate safekeeping for its users, applying equivalent standards to the extent commercially feasible and in accordance with industry standards.

The regulated entities are required to maintain and operate effective arrangements with a view to taking all reasonable steps to prevent conflicts of interest from adversely affecting the interests of their users. As part of this obligation, eToro:

(a)     operates and maintains a review process for the approval of each product it offers on the eToro platform. The process specifies an identified target market of end users and aims at ensuring that all relevant risks to that target market are assessed and the intended distribution strategy is consistent with the target market.

(b)    operates and maintains a conflicts of interest policy and procedure to help eToro take appropriate steps to identify and prevent or manage conflicts of interest between itself including its managers, employees and tied agents or any person directly or indirectly linked to eToro by control, and its users (for example, conflicts caused by permissible receipt of inducements from third parties or by a firm’s own remuneration and other incentive structures, or any transaction by eToro with an employee or any transaction by eToro in which a director has a personal interest requires the approval of the eToro board); as well as conflicts between different users; and

(c)     will disclose to users the general nature and/or sources of conflicts of interest and the steps taken to mitigate those risks, where eToro’s organizational arrangements to prevent conflicts are not sufficient to ensure with reasonable confidence, that risks of damage to user interests will be prevented. Such disclosures include sufficient detail to help enable the user to take an informed decision about eToro’s service and products.

Conduct of business

Users are generally categorized as a retail client, professional client or eligible counterparty, and applicable rules and requirements may differ based on the user’s categorization. The purpose of user categorization is to ensure that users will be given an appropriate level of protection under applicable regulations and rules. Rules governing retail users are generally more stringent, including access to regulatory complaint schemes, investment protection schemes, as well as appropriateness and suitability assessments. For example, eToro entities are required to assess the knowledge and previous transactional experience of its users if they wish to trade complex products and independently evaluate which financial instruments or services should be made available to them and whether it is necessary to provide educational materials and/or risk warnings before trading can be carried out. In many jurisdictions, retail users are classified as consumers and eToro may therefore be subject to additional consumer protection laws. This is to ensure that eToro treats users fairly, that its terms of business with users are fair and enforceable, and to prevent damage to eToro’s reputation, business, financial condition and operating results.

Similarly, as eToro’s patented CopyTraderTM service is often viewed as a form of streamlined or simplified investment management/advice from a regulatory perspective in various jurisdictions, eToro is required to carry out an enhanced form of assessment, also referred to as a suitability assessment, which involves consideration of the prospective user’s knowledge and experience, as well as their financial situation (including the user’s ability to bear losses) and investment objectives (including the user’s risk tolerance). Copy trading features and the Popular Investor program may not be equally implemented in all jurisdictions, for example Popular Investors’ compensation may only be available to Registered Investment Advisors.

eToro utilizes a variety of marketing channels to advertise its business and increase its user base. eToro has in place policies designed to ensure that promotional materials are subject to review and approval (in accordance with applicable laws and regulations regarding the promotion of investment activities) which are then reflected appropriately in the policies and procedures of each regulated entity’s implementation process and control systems. eToro is also required to publish certain risk disclosures and enhanced risk disclosures or “warning labels” that disclose the risks associated with the complex products (such as derivatives) or unregulated products (such as cryptoassets) which it offers on its platform (described in more detail in the section of this proxy statement/prospectus entitled section entitled “Risk factors — Risks related to the regulation of eToro’s business”).

eToro is required to have in place proper systems for dealing with and recording user complaints. eToro has policies and procedures in place, which aim to resolve complaints internally between eToro and the user. If the compliant has not been resolved, in certain jurisdictions the user may be referred to a complaints adjudication service in the relevant jurisdiction. For example, users in the U.K. may appeal to the U.K. Financial Ombudsman Service, in Cyprus, to the Financial Ombudsman of the Republic of Cyprus, or in Australia, to the Australian Financial Ombudsman Service, for complaints relating to eToro’s regulated offering. eToro typically has the right to accept the suggestion of the complaints adjudicator or to notifying the user otherwise. Certain unresolved complaints may result in legal proceedings (described in more detail in the section of this proxy statement/prospectus entitled section entitled “Risk factors — Risks related to the regulation of eToro’s business — eToro is subject to risks relating to litigation, claims and potential liabilities under laws and regulations applicable to financial services, including enforcement actions of regulatory authorities in jurisdictions in which eToro operates or have users”).

Conducting business globally

eToro had over 20 million registered users, operated in over 100 countries and is localized in more than 20 languages. In some jurisdictions in which products and services are offered, where eToro does not have a physical and regulated presence, eToro is not subject to regulation due to the manner in which it offers its products and service or because there is no established regulatory regime that covers its products and services. eToro has in place compliance programs to deal with these shifting regulatory obligations. eToro’s decision (and ability) to provide services and products to users in jurisdictions where it does, as well as jurisdictions where it does not, have a physical and regulated presence is on the basis of the following:

(a)     eToro obtains comprehensive legal advice from counsel in each jurisdiction in which eToro has a material number of users, including advice on licensing and authorization requirements for each individual product and service that eToro provides, the extent to which the provision of eToro’s products and services on an online/cross-border basis to local users is permitted and, where relevant, the conditions under which eToro can provide services to users in certain jurisdictions on a cross-border basis without a license and the requirements for the marketing of eToro’s products and services to local users. Accordingly, eToro adopts a tailor made approach to the provision and marketing of its products and services in different jurisdictions or regions.

(b)    eToro invests in regular, external counsel-led monitoring of material developments in the applicable legal frameworks and regulatory environments across the jurisdictions in which eToro operates. This monitoring includes, for example, opinions and statements by regulators or governmental authorities, enforcement or blacklist decisions in respect of similar online trading platforms and actual or proposed changes to laws or regulations that may affect eToro’s ability to accept local users generally or to provide users with specific services or products.

(c)     though eToro conducts its business in a manner which it believes complies with applicable local law, regulators may assert authority over activities that they deem to take place within the jurisdiction they regulate, and new laws, rules or regulations may be enacted that change the regulatory landscape and result in new, or clarify preexisting, registration or licensing requirements (escribed in more detail in the section of this proxy statement/prospectus entitled section entitled “Risk factors — Risks related to the regulation of eToro’s business — eToro’s business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or eToro’s failure to comply with, any laws and regulations could adversely affect eToro’s business, operating results and financial condition”).

(d)    failure to comply with regulatory requirements could result in a variety of sanctions, fines and damages (described in more detail in the section of this proxy statement/prospectus entitled section entitled “Risk factors — Risks related to the regulation of eToro’s business — eToro’s business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or eToro’s failure to comply with, any laws and regulations could adversely affect eToro’s business, operating results and financial condition”).

Pan-EEA regulatory framework for MiFID business

There is a pan-EEA regime set out under the MiFID II legislation that regulates the provision of investment services and activities in relation to MiFID financial instruments throughout the EEA and a MiFID II regime that applies to such services and activities in the U.K. The MiFID II legislation requires licensing by local regulators of EEA investment firms in their state of incorporation. eToro’s EEA and U.K. entities are investment firms subject to MiFID II requirements. As described above, the MiFID II legislation gives investment firms the right to provide investment services and activities on a cross-border basis to users located in other member states of the EEA without the need for separate authorization by the competent authorities in those member states. These rights to provide cross-border services are commonly referred to as the “MiFID passport.” The MiFID passport also enables MiFID E.U. investment firms to establish branches in other member states, although eToro has not established any branches to date. eToro (Europe) Limited has made the required notifications to allow them to provide investment services on a cross-border basis into all current EEA countries. Under the MiFID II legislation, E.U. investment firms conducting investment services into EEA countries through a cross-border services passport are subject to home member state conduct of business rules. It is possible, however, for some host member states to apply some consumer protection or additional local regulatory measures which are not part of a harmonized European Union framework, including, without limitation, to restrict the offering or the promotion of certain products. MiFID II also contains a number of measures designed to strengthen investor protections, including by granting national regulators and ESMA stronger product intervention powers (as detailed above) and by introducing restrictions on third-party inducements, enhanced information requirements for users and changes to the rules governing the assessment of appropriateness of products. MiFID II also introduced changes to the requirements on firms’ governance and compliance requirements, including a new product governance regime, and enhancements to the best execution and conflicts of interest requirements. The rules in MiFID II are generally similar across the EEA and the U.K. but there is a risk of regulatory divergence in the future as a result of the U.K.’s exit from the E.U. It should be noted that MiFID II does not apply to cryptoassets unless they are also financial instruments as defined under MiFID II.

U.S. regulation

The breadth of laws, rules, and regulations eToro is subject to include financial services and banking, consumer protection, money transmission, virtual currency, stored value and pre-paid access, electronic payments, payment services, securities and commodities, as well as bespoke cryptoasset laws that have been promulgated in some jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another. Moreover, the complexity and evolving nature of its business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires eToro to exercise its judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with its conclusions. eToro monitors these areas closely and invests significant resources in its legal, compliance, product, and engineering teams to ensure its business practices evolve to help eToro comply with the current laws, regulations, and legal standards to which it is subject, as well as to plan and prepare for changes in interpretations thereof, as well as additional laws, regulations and legal standards that are introduced in the future.

eToro is subject to anti-money laundering laws in the U.S. As a money services business registered with FinCEN, the Bank Secrecy Act (“BSA”) requires eToro to, among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about users. In addition, the BSA requires eToro to comply with certain customer due diligence requirements in compliance with anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. eToro has implemented a compliance program designed to prevent its exchange from being used to facilitate money laundering, terrorist financing, and other illicit activity, including in countries, or with persons or entities, included on sanctions lists administered by OFAC. eToro’s compliance program includes policies, procedures, reporting protocols, and internal controls, and is designed to address legal and regulatory requirements as well as to assist us in managing risks associated with money laundering and terrorist financing. eToro continuously monitors its compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

eToro is also required to comply with economic and trade sanctions administered by OFAC that prohibit or restrict transactions to or from (or dealings with or involving) certain countries, regions, governments, and in certain circumstances, specified individuals and entities such as narcotics traffickers, terrorists, and terrorist organizations, as well as certain digital currency addresses.

In the U.S., eToro USA LLC has obtained licenses to operate as a money transmitter or its equivalent in 46 states, as well as in the District of Columbia. In certain states where eToro provides trading services in cryptoassets, eToro believes, it does not need to obtain a license to operate in the state and has communicated that position to state agencies. Some states have not responded to eToro, and some communications between eToro and state agencies are ongoing.

Based on eToro’s own understanding of applicable requirements, as well as the outcome of eToro’s engagement with state regulators, eToro may not be able to offer the same services in all states. Any changes, clarifications or actions related to the regulation of cryptoassets, and any governmental body or regulator disagreement with eToro’s understanding of the application of certain laws to its business, may adversely affect the business. As a licensed money transmitter, eToro is subject to, among other things, the BSA, restrictions and requirements with respect to the investment of customer funds and use and safeguarding of customer funds and cryptoassets, and bonding, net worth, customer notice and disclosure, reporting and recordkeeping requirements applicable to the company, as well inspection and examination by state regulatory agencies. These state licensing laws also cover matters such as regulatory approval of controlling shareholders, directors, and senior management of the licensed entity.

In the U.S., various federal and state laws and regulations apply to the collection, processing, disclosure and security of certain types of data. Additionally, the FTC and certain state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. In June 2018, California enacted the CCPA, which became operative on January 1, 2020 and broadly defines personal information, gives California residents certain privacy rights and protections, and provides for civil penalties for violations, and a private right of action for data breaches in certain cases. Many aspects of the CCPA and its interpretation remain unclear, and its full impact on eToro’s business and operations remains uncertain. To comply with the CCPA, eToro provides California residents with notice of terms applicable to California residents as required by the CCPA. Additional states have announced an intention to issue similar laws which eToro will have to continue to monitor for applicability. In general, eToro seeks to comply with GDPR requirements across eToro’s businesses, as applicable, as well as other applicable privacy laws.

As it expands, eToro plans to enter the U.S. equities market, which will subject eToro USA Securities Inc. to regulation under the Exchange Act and the Securities Act and the rules promulgated under both. As a member of FINRA, eToro USA Securities Inc. will also be subject to FINRA’s rules and regulations. The Exchange Act requires SEC registered broker-dealers such as eToro USA Securities Inc., to maintain a certain minimum net capital, certain books and records and to file periodic reports with the SEC. eToro USA Securities Inc., will also become subject to examination by the SEC and FINRA, which periodically reviews broker-dealers and will be subject to annual independent audit of its financial books and records by a PCAOB-registered auditor.

DLT license

eToro was one of the first companies in the world to obtain a DLT license issued by the Gibraltar Financial Services Commission (“GFSC”), making eToro one of the few regulated exchanges in the cryptoasset space. The DLT license provides for a progressive, well-regulated environment for firms to grow, whilst also maintaining practices for the protection of users. This is achieved through the implementation of nine principles applied by a licensee and supervised by the GFSC on matters of (i) conducting the business with honesty and integrity, (ii) paying due regard to the interests and needs of customers, (iii) maintaining adequate resources, (iv) maintaining forward looking risk management practices, (v) protecting clients’ assets and money, (vi) maintaining effective corporate governance, (vii) maintaining high security access protocols, (viii) detecting and disclosing financial crime risks and (ix) maintaining contingency plans.

There are a number of key aspects and requirements in order to obtain and maintain a license to operate as a distributed ledger technology provider (“DLT Provider”). These include fitness and propriety conditions on relevant persons such as substantial shareholders, directors or key officers (as well as policies and procedures to this end), restrictions on disposals of interests and changes in control in the DLT Provider, minimum capital, solvency and/or liquidity obligations (applied on a flexible, principles-based approach), as well as conduct of business and anti-money laundering and sanctions requirements, among others.

Section 5(1) of the Financial Services Act of Gibraltar 2019 (the “FS Act”) defines a “regulated activity” as an activity that is (i) of a kind specified in Schedule 2 of the FS Act; (ii) carried on by way of business; and (iii) it relates to any of the items listed in subsection 5(2). Section 5(2)(o) includes value belonging to another which is stored or transmitted by means of a database system. Therefore, the use of distributed ledger technology for the storage or transmission of value belonging to another in or by business through Gibraltar is a “regulated activity,” subject to examination and oversight by the Gibraltar Financial Services Commission.

The approach to regulation of the different products and services offered by eToro

eToro enables users to carry out trading and investing in equities, derivatives, and cryptoassets. However, eToro users are not able to trade in all asset classes in all jurisdictions as a result of the heterogenous regulatory regimes that eToro is subject to. eToro tailors its offerings, products and services to the regulatory requirements and limitations of each of the jurisdictions within which it operates. eToro’s user base continues to expand and the amount and types of assets traded on the eToro platform or services eToro offers continue to grow.

Through these services, eToro’s users can gain access to a wide range of assets on an execution-only basis. In addition to the execution only trading services, eToro also allows eligible users to use its patented CopyTraderTM service, which allows users to (a) see the investments being made by other traders in real time and (b) copy trades (including the portfolios of another trader) automatically. Copy trading services are not uniformly regulated. As a result, eToro must comply with different regimes in different jurisdictions.

Product governance generally across products

eToro’s trading services are subject to a number of regulatory requirements. Central to them is the concept of product governance requirements which are designed to ensure that products (a) meet the needs of their identified target markets (“appropriateness”), (b) are sold to users in the target market by appropriate distribution and marketing channels and (c) deliver a product which is suitable for a user’s investment needs and risk appetite. In practice, product governance requirements require eToro to identify suitable target markets for its equities products, to ensure that its distribution strategy is aligned with the identified target market and to implement controls to ensure that this is the case.

Equities

In its capacity as a broker-dealer, eToro must comply with the appropriate regulatory frameworks across many jurisdictions. The approach taken by regulators to equities is largely similar across the main jurisdictions where eToro operates or has business. However, eToro nonetheless monitors and responds to changes in the regulatory environments in which it operates.

Complex financial products and derivatives

Over the past five years, a number of eToro’s relevant regulators have demonstrated a particular focus on firms offering complex investment products and derivatives to retail users. For example, the E.U. has restricted the leverage that derivatives brokers could offer to retail users, introduced mandatory close out limits on open trades, negative balance protections and prescriptive risk warnings, and banned financial promotions incentivizing trading derivatives and other complex financial products. A similar prohibition on financial promotions has been adopted by the FCA in the U.K. and, in Australia, ASIC has made a product intervention order imposing conditions on the issue and distribution of derivatives to retail users. eToro has implemented such requirements. As noted above, MIFID II gives E.U. Member State regulators the new power to ban or restrict the marketing, distribution or sale of additional financial instruments or types of financial practices where there is a threat to investor protection, the orderly functioning and integrity of markets or to financial stability. The European Securities and Markets Authority have similar powers to impose a ban on an E.U.-wide basis or in relation to a particular E.U. Member State.

Cryptoasset services

The provision of cryptoasset services by eToro to its global user base must comply with the broad legal and regulatory frameworks of each jurisdiction in which eToro operates, noting that cryptoassets are often not regulated assets in many jurisdictions. As (a) cryptoassets are an emerging type of asset class and (b) individual cryptoassets differ from each other in both structure and regulatory status, the approach taken by regulators to their regulatory status continues to evolve. eToro takes steps to comply with different and evolving local standards as they arise.

Anti-money laundering and counter-terrorist financing AML and KYC

eToro is committed to combatting money-laundering and terrorist financing. Its obligations are set out in a number of anti-money laundering, anti-terrorism, sanctions, anti-tax evasion, anti-fraud, anti-bribery and corruption, insider dealing, market abuse and other laws and regulations in the jurisdictions in which it operates. These laws and regulations require eToro, among other things, to conduct user due diligence (KYC checks) using a risk-based approach, prior to doing business with those users (or within the permissible timeframe), ensure account and transaction information is kept up to date, implement effective financial crime policies and procedures, and report suspicious transactions to the applicable regulatory authorities.

eToro applies a tiered and risk based approach to its KYC program: the higher the AML risk associated with a user, the more rigorous and intrusive the approach to KYC will be. An AML risk assessment is always carried out, which takes into account, but is not limited to, the user’s location/country of residence, business activities, the distribution channels used, any previously dealings with the user and, therefore, any unusual transactions or patterns of transactions.

In addition, eToro has implemented policies and procedures for collecting and verifying information on the identity of users, gathering further information about users to gain a better understanding of the relationship and anticipated transaction activity, monitoring user activity throughout the lifecycle of the relationship and assessing and reporting any suspicious activities or transactions.

As part of eToro’s obligation to verify and identify clients, eToro has mandatory screening processes to ensure that no sanctioned person or entity will be able to become an eToro user. The screening processes includes daily screening against all sanction lists including OFAC, the UN’s sanction list, and the AUSTRAC sanction list. Any indication of sanctions will prevent the user completing the verification process and becoming an eToro user. Since sanction lists may be updated from time to time, the screening processes are updated on the same day of any changes to allow eToro to maintain robust controls.

Market abuse

eToro is subject to the market abuse regimes of the jurisdictions in which it operates. For example, in the E.U., it is subject to Regulation (EU) No 596/2014, which has also been adopted into U.K. law. These regimes usually confer upon eToro the responsibility to identify and prevent market abuse related to certain financial instruments on its platform. eToro therefore carries out extensive monitoring of content posted by users on its platform in order to satisfy these obligations, noting that the social element of its platform creates additional risks that eToro has risk management practices in place in order to mitigate. Social trading (together with eToro’s copy facilities) may also result in additional market conduct risks and / or abusive activity occurring via eToro’s platform which eToro therefore has controls to mitigate (described in more detail in the section of this proxy statement/prospectus entitled section entitled “Risk factors — Risks related to the regulation of eToro’s business — The nature of “social trading” may expose eToro to regulatory and reputational risks.”).

Change of control regimes

eToro is comprised of regulated and unregulated eToro entities. With respect to regulated entities, where the direct and indirect ownership of these entities change, certain jurisdictions require pre-approval from the local regulator prior to such change occurring (typically in bands of 10%, 20% and 50%). This is commonly referred to as the “change in control” regime. Different jurisdictions apply different control thresholds which must be met before pre-approval from a local regulator is required. In many of the regimes where eToro is regulated, it is a criminal offense to acquire or increase control without prior notification to the regulator, as is failure to obtain regulatory approval.

GDPR/privacy

As a company operating a global cross-border online trading platform, eToro collects, processes, stores, shares, discloses, transfers, retains and/or uses personal information and other data in connection with conducting its business, including for purposes of marketing its services and products, for verifying the identity of individuals within the framework of its KYC processes, and in relation to complying with applicable regulations such as AML and market abuse regimes. These processes are therefore required as part of eToro’s compliance program that addresses the additional regulatory requirements involved in cross-border payments on its platform.

Consequently, eToro’s business is subject to global laws and regulations governing data privacy and security, including with respect to such collection, processing, storage, sharing, disclosure, transfer, retention and use of personal information and other data. The data privacy and security laws and regulations to which eToro’s business is subject may apply to personal information and data concerning its users, employees or other third parties who interact with eToro, and include the e-Privacy Directive, General Data Protection Regulation (EU) 2016/679, including as it forms part of the law of the U.K. by virtue of the European Union (Withdrawal) Act 2018 and relevant statutory instruments, the U.K.’s Data Protection Act 2018, the Australian Privacy Act of 1988 and the California Consumer Privacy Act of 2018.

These laws and their implementing regulations generally restrict certain collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices, and provide individuals with certain rights to prevent use and disclosure of protected information. These laws also impose requirements for the safeguarding and proper destruction of personal information and may impose obligations to provide notification of security breaches affecting personal information.

Potential changes to regulation that may impact eToro

eToro must continue to comply with regulation, as well as regulators’ policies and approaches, as these develop over time and may affect eToro’s ability to provide some or all of its services to its users. A number of measures are currently being discussed by regulators and law makers that would be relevant to eToro’s circumstances in the future. These are set out here to provide an indication of eToro’s future regulatory obligations.

As discussed above, product governance is becoming an increasing area of regulatory focus, in particular in relation to the protection of new and inexperienced traders. In the U.K., the FCA has made a number of statements , in which it detailed that the current structure of trading platforms encourages new traders to treat investing as a risk-based emotional activity rather than a financial activity based on investment knowledge and research and identified areas for potential future regulatory development ESMA expressed similar ideas in its February 26, 2021 Newsletter in light of the GameStop market volatility event.

The European Commission is also considering methods of harmonizing rules related to providing services and products to retail users. Regulators globally are following the lead of the European Commission. For example, in Australia ASIC used its product intervention powers to introduce additional product governance requirements in relation to the provision of derivatives in Australia on October 22, 2020, highlighting that product governance issues in relation to derivatives remain at the forefront of regulators’ focus. It is therefore reasonable to expect, that regulators will direct increased scrutiny towards similar investment activities.

Both the E.U. and U.K. have published proposals for bespoke regulatory regimes for cryptoassets. In the European Union, Regulation of the European Parliament and of The Council on Markets in Cryptoassets, and amending Directive (EU) 2019/1937 will, if approved, require cryptoasset service providers to comply with addition regulatory requirements including in relation to governance, financial crime and client asset rules, setting a holistic approach across EU. This may affect the issuers of cryptoassets and, therefore, affect the supply of cryptoassets available to be offered for trading on eToro’s platforms. In addition, it may increase the regulatory obligations on eToro when offering services in the E.U. By contrast, in the U.K. regulators are exploring the possibility of regulating stablecoins under monetary regulations, rather than as financial instruments (the approach proposed by the European Union). This divergence of approaches could lead to divergent, even conflicting regimes in these jurisdictions.

In the U.S., there is growing attention on the use of game-like features by online trading platforms to increase user engagement (sometimes referred to as “gamification”). In Congressional testimony on May 6, 2021, the Chairman of the SEC indicated that he has instructed the SEC staff to consider the issues of gamification and other features used by trading applications. The U.S. Congress may also consider legislation regarding gamification, including requiring the SEC to conduct a study and issue a report on the impact of gamification of online trading platforms. Such steps could increase the likelihood of regulatory changes affecting providers of online trading applications like eToro. Any such regulatory changes could have a material adverse impact on eToro’s ability to generate revenue.

The E.U. will be adopting a new prudential regime for investment firms the consisting of the Investment Firms Regulation (“IFR”) and the Investment Firms Directive (“IFD”) in June 2021, which is intended to introduce a more proportionate regime for non-systemic investment firms, which are currently regulated under rules designed for banks. In the U.K. a similar prudential regime will be implemented, in January 2022, that will replace the existing current capital requirements regulations. eToro is not currently expecting that this new regime will require significant changes to be made to its prudential requirements.

In the U.S., in addition to the existing CCPA regulatory regime, multiple additional states have announced intentions to issue similar laws which eToro will have to monitor in order to assess applicability and any changes necessary to its operations. It is also worth noting that money transmission is largely regulated at the state level in the U.S. There remains a large degree of uncertainty with respect to various cryptoasset activities and whether or not certain cryptoasset activities are regulated under existing state money transmission regulatory regimes. While states such as New York have dedicated cryptoasset regulatory regimes that complement their existing fiat money transmission licensing requirements, a number of other states have indicated their intention to develop or are in the process of developing similar cryptoasset specific regulatory licensing regimes, which eToro will need to monitor and potentially satisfy. Lastly, social trading features, the advent of commission-free equity trading, and other innovations in the online brokerage space have resulted in increased scrutiny from the SEC and FINRA with respect to online-only, or online brokerage platforms, especially those that offer multi-asset products, or encourage user trading through various methods. While specific rules or regulations have not been announced, this remains an area of ongoing regulatory interest, and future regulations may be forthcoming.

Legal proceedings

eToro is and, from time to time, may become, subject to various legal proceedings and regulatory investigation matters that arise in the ordinary course of its business. eToro is also subject to regulatory oversight by numerous state, federal, and foreign regulators. eToro is not presently a party to any other legal or regulatory proceedings that in the opinion of its management, if determined adversely to eToro, would individually or taken together have a material adverse effect on its business, operating results, financial condition, or cash flows.

DESCRIPTION OF PRE-CLOSING TRANSACTIONS

Subject to receiving the requisite approval of the eToro shareholders, eToro intends to effect the pre-closing transactions described herein, as contemplated in and in accordance with the merger agreement.

•        Preferred share conversion.    Prior to the effective time, eToro will convert each outstanding eToro preferred share that is issued and outstanding immediately prior to the preferred share conversion into eToro common shares in accordance with eToro’s organizational documents.

•        Reclassification; price adjustment rights.    Immediately following the preferred share conversion, without any further action on the part of any holder of eToro common shares or its vested options, eToro will reclassify eToro common shares such that each outstanding eToro common share, including those underlying the vested outstanding and unexercised options to purchase eToro common shares issued pursuant to eToro’s Employee Share Option Plan in 2007, will be reclassified into (i) one eToro common share and (ii) its pro rata share of 40,000,000 eToro price adjustment rights. Following the reclassification, each of the eToro common shares that is reclassified into an eToro common share and the right to receive the applicable portion of the price adjustment rights will no longer be outstanding and will automatically be cancelled. The price adjustment rights represent a right to receive, without any further action required by the holders of such rights, in the aggregate, up to an additional 40,000,000 eToro common shares, 50% of which will automatically vest and be exercised if, at any time on or prior to the last day of the 30th month following the closing date, the stock price of the eToro common shares is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period, and 50% which will automatically vest and be exercised if, at any time on or prior to the last day of the 60th month following the closing date, the stock price of the eToro common shares is greater than or equal to $17.50 over any 20 trading days within any 30 trading day period, subject in either case to the earlier automatic vesting and exercise immediately prior to the occurrence of a liquidation, merger, capital stock exchange, or other similar transaction that results in holders of eToro common shares having the right to exchange their eToro common shares for cash, securities or other property.

•        Stock split.    Immediately following the reclassification and prior to the consummation of the PIPE investment transaction, eToro will effect a stock split to cause the value of the outstanding eToro common shares immediately prior to the effective time to equal $10.00 per share. Each outstanding and unexercised option to purchase eToro common shares issued pursuant to eToro’s Employee Share Option Plan in 2007, whether or not then vested or fully exercisable, will be adjusted by multiplying such number of eToro common shares by a “split factor” that is equal to the result of (i) $9,301,000,000 divided by (ii) the total number of issued and outstanding eToro common shares, plus the total number of eToro common shares underlying any outstanding eToro options to acquire eToro common shares, with the result of such calculation divided by (iii) $10.00, all as further described in and as calculated in accordance with the merger agreement. As of the date of this proxy statement/prospectus, the split factor is approximately [•].

•        PIPE investment.    Substantially concurrently with the closing and after the completion of the stock split, eToro will consummate the PIPE investment transaction in accordance with the terms of the subscription agreements, pursuant to which the PIPE investors who are party to the subscription agreements will purchase from eToro an aggregate of 65,000,000 eToro common shares for a purchase price of $10.00 per share, for an aggregate purchase price of $650 million. The closing of the PIPE is conditioned upon the consummation of the merger.

•        Pre-PIPE conversion.    Prior to the execution of the merger agreement, eToro entered into the advance investment agreement, under which the investors party thereto paid the aggregate investment amount to eToro. Concurrently with the consummation of the PIPE investment transaction, the aggregate investment amount will convert into approximately 46,505,000 eToro common shares, subject to the terms and conditions set forth in the advance investment agreement.

•        Self-tender offer.    Prior to the effectiveness of this registration statement, eToro conducted a self-tender offer pursuant to which an aggregate of [•] eToro common shares (including eToro common shares issuable upon conditional conversion of eToro preferred shares and the conditional exercise of eToro options) were tendered. After giving effect to the stock split, the implied per share purchase price in the self-tender offer was $10.00 per share. eToro is no longer accepting any eToro common shares including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options) in the self-tender offer and no eToro shareholder is entitled to tender, or withdraw any previously tendered, eToro common shares (including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options). If the closing does not occur, the tendered eToro common shares, eToro preferred shares and eToro options will be returned to the tendering eToro shareholders.

SPECIAL MEETING OF FTV STOCKHOLDERS

FTV is furnishing this proxy statement/prospectus to the FTV stockholders as part of the solicitation of proxies by the FTV board for use at the special meeting of the FTV stockholders to be held on [•], 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus provides the FTV stockholders with important information regarding the process for voting or instructing the vote of shares of FTV common stock at the special meeting.

Date, time and place

The special meeting of FTV stockholders will be held on [•], 2021 at [•], Eastern Time, virtually accessible at [•] or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.

At the special meeting, FTV is asking the FTV stockholders to:

•        consider and vote upon the merger proposal;

•        consider and vote upon the new charter proposal;

•        consider and vote upon the material differences charter proposal; and

•        consider and vote upon the adjournment proposal, if presented.

Recommendation of the FTV board

The FTV board has unanimously determined that each of the merger proposal, the new charter proposal, the material differences charter proposal and the adjournment proposal to be presented at the special meeting is in the best interests of FTV and the FTV stockholders, and unanimously recommends that FTV stockholders vote “FOR” each of the proposals.

Record date; outstanding shares; stockholders entitled to vote

FTV has fixed the close of business on [•], 2021 as the record date for determining FTV stockholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on the record date, there were [•] shares of FTV Class A stock and 8,546,667 shares of FTV Class B stock outstanding and entitled to vote. Each share of FTV Class A stock and FTV Class B stock is entitled to one vote per share at the special meeting.

Quorum

The presence, virtually or by proxy, of a majority of all the outstanding shares of FTV common stock entitled to vote and a majority of all the outstanding shares of FTV Class B stock entitled to vote constitutes a quorum at the special meeting.

Abstentions and broker non-votes

Abstentions and broker non-votes (to the extent that the FTV stockholders have given the bank, broker or other nominee voting instructions on at least one proposal in this proxy statement/prospectus) will not count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the special meeting may adjourn the special meeting. As of the record date for the special meeting, the presence by virtual attendance or by proxy of [•] shares of FTV common stock and [•] shares of FTV Class B stock is required to achieve a quorum.

Vote required

The approval of the merger proposal and the material differences charter proposal will require the affirmative vote of the holders of a majority of the outstanding shares of FTV Class A stock and FTV Class B stock, voting together as a single class. The approval of the new charter proposal will require the affirmative vote by the holders of the majority of the outstanding shares of FTV Class B stock. The approval of the adjournment proposal, if presented, will require the affirmative vote of a majority of the votes cast by holders of FTV Class A stock and FTV Class B stock present and entitled to vote at the meeting. Abstentions will have the same effect as a vote “AGAINST” the merger proposal, the new charter proposal, the material differences charter proposal, but will not have an effect on the adjournment proposal. Broker non-votes will have the same effect as a vote “AGAINST” the merger proposal, the new charter proposal and the material differences charter proposal, but will not have an effect on the adjournment proposal.

The merger is conditioned on the approval of each of the merger proposal, the new charter proposal and the material differences charter proposal. These proposals are cross-conditioned on the approval of each other. The adjournment proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety.

Voting your shares

Each share of FTV common stock that you own in your name entitles you to one vote.    Your proxy card shows the number of shares of FTV Class A stock and FTV Class B stock that you own. If your shares are held in street name or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of FTV common stock at the special meeting:

You can vote by signing and returning the enclosed proxy card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the FTV board of directors “FOR” the merger proposal, “FOR” the new charter proposal, “FOR” the material differences charter proposal, and “FOR” the adjournment proposal, if presented. Votes received after a matter has been voted upon at the special meeting will not be counted.

You can virtually attend the special meeting and vote online.    You will be able to vote virtually at [•]. However, if your shares are held in the name of your broker, bank or another nominee, you must get a legal proxy from the broker, bank or other nominee. That is the only way that FTV can be sure that the broker, bank or other nominee has not already voted your shares.

Certain voting arrangements

As of  [•], 2021, the record date for the special meeting, the Sponsors beneficially owned and were entitled to vote 9,186,667 shares of FTV common stock. In the aggregate, the foregoing shares represent approximately 26.9% of the issued and outstanding shares of FTV common stock and 100% of the issued and outstanding shares of FTV Class B stock. Pursuant to the terms of the FTV voting agreement, the Sponsors have committed to eToro to vote all of their shares of FTV common stock in favor of each of the proposals to be voted on at the special meeting and to take certain other actions in support of, the merger (including causing such shares to be present at the special meeting for the purposes of establishing a quorum).

Revoking your proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify FTV’s secretary, in writing, before the special meeting that you have revoked your proxy; or

•        you may attend the special meeting, revoke your proxy, and vote virtually, as indicated above.

Who can answer your questions about voting your shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of FTV common stock, please contact Morrow, our proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing FTCV.info@investor.morrowsodali.com.

Redemption rights

Holders of FTV public shares may seek to have their shares redeemed for cash, regardless of whether they vote for or against the merger proposal, provided that such redemption shall be limited to an aggregate dollar amount that would allow FTV to have net tangible assets in excess of $5,000,001. In addition, eToro’s obligation to consummate the transactions contemplated by the merger agreement is conditioned on the amount of “available cash” (as defined below) being at least $125,000,000 and FTV’s obligation to consummate the transactions contemplated by the merger agreement is conditioned on the amount of available cash being at least $100,000,000. Any stockholder holding public shares as of the record date may demand that FTV redeem such shares into a full pro rata portion of the trust account (which was $[•] per share as of [•], 2021, the record date), calculated as of two (2) business days prior to the anticipated consummation of the merger. If such a holder properly seeks redemption as described in this section and the merger is consummated, FTV will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares. A holder of FTV public shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act) may not seek to have more than 15% of the aggregate FTV public shares redeemed without the consent of FTV.

Under the terms of the FTV voting agreement, the Sponsors agreed that they would not exercise any redemption rights with respect to any shares of FTV common stock owned by them, directly or indirectly.

Holders of FTV public shares demanding redemption are also required to (A) submit their redemption request, which includes the name of the beneficial owner of the FTV public shares to be redeemed, in writing to Continental, FTV’s transfer agent and (B) deliver their stock, either physically or electronically using DTC’s DWAC system, to FTV’s transfer agent no later than 5:00 p.m. Eastern Time on [•], 2021 (two (2) business days prior to the special meeting). If you hold the shares in street name, you will have to coordinate with your broker, bank or other nominee to have your shares certificated or delivered electronically. Shares represented by certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker [$100] and it would be up to the broker, bank or other nominee whether or not to pass this cost on to the redeeming stockholder. If the proposed merger is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to have FTV public shares redeemed, once made, may be withdrawn at any time up to the vote on the merger proposal but only with the consent of FTV. If a holder of FTV public shares delivers FTV public shares for redemption and later decides prior to the special meeting not to elect redemption, such holder may request return of their shares without FTV consent so long as the return is made prior to the redemption deadline. Any request for return of shares after the redemption deadline requires FTV consent. Such a request must be made by contacting Continental, FTV’s transfer agent, at the phone number or address set out elsewhere in this proxy statement/prospectus.

If the merger is not approved or completed for any reason, then holders of FTV public shares who elected to exercise their redemption rights will not be entitled to have their shares redeemed. FTV will thereafter promptly return any shares delivered by such stockholders. In such case, these stockholders may only share in the assets of the trust account upon the liquidation of FTV, which may result in holders of FTV public shares receiving less than they would have received if the merger was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors.

The closing price of FTV’s public shares on the record date was $[•]. As of [•] 2021, the cash held in the trust account on such date was approximately $[•] million (approximately $[•] per public share). Prior to exercising redemption rights, holders of FTV public shares should verify the market price of FTV public shares as they may receive higher proceeds from the sale of their FTV public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. FTV cannot assure its stockholders that they will be able to sell their FTV public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in FTV’s securities when its stockholders wish to sell their shares.

Appraisal rights

None of the stockholders, unit holders or warrant holders of FTV have appraisal rights in connection the merger under the DGCL.

Proxy solicitation costs

FTV is soliciting proxies on behalf of the FTV board. This solicitation is being made by mail but also may be made by telephone or in person. FTV and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. FTV will bear the cost of the solicitation.

FTV has hired Morrow Sodali LLC to assist in the proxy solicitation process and FTV will pay a fee of [$30,000], plus disbursements.

FTV will ask banks, brokers and other nominees to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. FTV will reimburse them for their reasonable expenses.

PROPOSAL ONE — THE MERGER PROPOSAL

General

Holders of FTV common stock are being asked to approve and adopt the merger agreement and the merger, including the FTV charter amendment that will occur in the merger. FTV stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section of this proxy statement/prospectus entitled “The merger agreement” for additional information and a summary of certain terms of the merger agreement. You are urged to carefully read the merger agreement in its entirety before voting on this proposal.

FTV may consummate the merger only if it is approved by the affirmative vote of the holders of a majority of the outstanding shares of FTV common stock entitled to vote on the matter at the special meeting.

Transaction structure

eToro is acquiring FTV through a merger of FTV with and into merger sub, a wholly owned subsidiary of eToro. FTV will survive the merger as a wholly-owned subsidiary of eToro.

Pro forma capitalization

The pro forma implied equity valuation of eToro upon consummation of the transaction is expected to be approximately $10.4 billion based on a $10 per share price. It is anticipated that, upon completion of the transactions, the eToro common shares issued to the FTV stockholders, including the Sponsors, as merger consideration will represent an ownership interest in eToro of approximately [•]%, the eToro common shares held by eToro shareholders immediately prior to the effective time (but after giving effect to the stock split), which includes the pre-PIPE investment will represent an ownership interest in eToro of approximately [•]% and eToro common shares issuable to the PIPE investors pursuant to the subscription agreements will represent an ownership interest in eToro of approximately [•]%. These relative percentages assume that none of FTV’s existing stockholders exercise their redemption rights and that the self-tender offer does not occur. In addition, these percentages include the eToro common shares that will be held by Sponsors but that will be subject to price-based transfer restrictions, as further described under the sections of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Sponsor agreement” and “Agreements entered into in connection with the merger agreement — Lockup arrangements,” all of the eToro common shares to be issued to the Sponsors in the merger will be subject to contractual restrictions on transfer and only released upon the occurrence of certain performance metrics. These percentages do not account for the outstanding options issued by eToro, price adjustment rights or eToro warrants that will be issued upon conversion of the FTV public warrants. If any of the FTV stockholders exercise such FTV stockholder’s redemption rights, the percentage ownership of the FTV stockholders will be lower.

Merger consideration

Pursuant to the merger agreement, at the effective time, (i) each unit of FTV will be automatically separated into one share of FTV Class A stock and one-third of one FTV public warrant or FTV private placement warrant, as applicable, (ii) each share of FTV Class B stock, issued and outstanding immediately prior to the effective time (after giving effect to the forfeiture of certain shares of FTV Class B stock, as discussed in more detail in the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Sponsor agreement”), will be converted into the right to receive one eToro common share, (iii) each share of FTV Class A stock issued and outstanding immediately prior to the effective time (after giving effect to the FTV stockholder redemption) and other than excluded shares will be converted into the right to receive one eToro common share, (iv) each FTV public warrant outstanding immediately prior to the effective time will be converted into an eToro warrant and (v) each FTV private placement warrant will be cancelled and forfeited for no consideration.

Set forth below is an organizational chart that reflects the transaction structure.

FTV organizational structure prior to the merger

Sponsors
FTV Public Stockholders
26.9% ownership
73.1% ownership
FTV

eToro organizational structure prior to the merger

Existing eToro Shareholders
100% ownership
eToro
100% ownership
Merger Sub

eToro organizational structure after the merger

Sponsors
FTV Public Stockholders
Existing eToro Shareholders
PIPE Investors
[●]% ownership
[●]% ownership
[●]% ownership
[●]% ownership
eToro
100% ownership
FTV

Background of the merger

The terms of the merger agreement are the result of negotiations between FTV’s representatives and representatives of eToro. The following is a brief description of the background of these negotiations and related transactions.

Prior to the FTV IPO and concurrent private placement in December 2020, FTV conducted no business operations other than those incidental to its formation and organization and the launch of the FTV IPO. Of the proceeds from the FTV IPO and private placement, the full aggregate investment amount was placed in the trust account. Except for the withdrawal of interest to pay taxes (or dissolution expenses if FTV does not timely consummate a business combination), none of the funds held in the trust account will be released until the earlier of (i) the completion of FTV’s initial business combination, (ii) the redemption of the FTV public shares if it is unable to consummate a business combination within 24 months from the completion of the FTV IPO, or (iii) the redemption of any FTV public shares properly tendered in connection with a stockholder vote to amend the FTV certificate of incorporation to modify the substance or timing of FTV’s obligation to redeem 100% of the FTV public shares if it does not complete its initial business combination within 24 months from the completion of the FTV IPO. The trust proceeds are invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations.

Prior to the FTV IPO, FTV did not select any business combination target and neither FTV nor has anyone on its behalf initiated any substantive discussions, directly or indirectly, with any business combination target. After the FTV IPO, FTV commenced an active search for prospective businesses and/or assets to acquire in FTV’s initial business combination. The FTV board and management have extensive experience in financial services, and financial services technology, or fintech, as well as with operational management, and investment and financial analysis. As such, the members of FTV’s board and management team believe that they are qualified to conduct and analyze the due diligence required for us to identify a business combination partner. See the section entitled “FTV’s Business — Directors and Executive Officers” for additional information regarding the experience of FTV’s board and management team.

FTV initially focused its efforts on identifying businesses providing technological services to the financial services industry, with particular emphasis on businesses that provide data processing, storage and transmission services, data bases and payment processing services, although FTV was not required to limit its activities to any particular industry. In the evaluation of business combination partners, FTV’s board and management team considered a wide variety of complex factors. FTV’s board did not consider it practicable or relevant to quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. Important criteria FTV used in evaluating prospective business transaction opportunities included:

•        Earnings history.

•        Strong management team.

•        Opportunities for growth and/or add-on acquisitions.

•        Defensible and differentiated business niche.

•        Diversified user and supplier base.

•        Technology and risk management infrastructure

FTV’s management team employed various strategies to identify an appropriate target company, including:

•        Contacting investment bankers, attorneys, accountants, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, brokers and other members of the financial community and corporate executives.

•        Contacting investment banks that might be working with companies looking for exits or funding.

•        Contacting private equity and venture capital investment firms that might have portfolio companies they are looking to exit.

•        Caucusing FTV’s officers and directors, as well as their affiliates, for target business candidates of which they become aware through their contacts.

•        Conducting Internet research and following companies to find companies that might be looking for funding or a sale.

In addition, following the FTV IPO, FTV retained certain consultants and professional advisors to provide assistance in operations matters, including in the areas of due diligence and transaction execution. From the date of the FTV IPO through the signing of the LOI (as defined below) with eToro in February 2021, Betsy Z. Cohen, the Chairman of FTV’s board, Daniel G. Cohen, FTV’s Chief Executive Officer, James J. McEntee, III, FTV’s President, and Amanda Abrams, Shami Patel, Jeffrey Blomstrom and Dan Long, advisors to FTV, reviewed target companies identified by representatives of FTV and its financial advisors. During the same period, representatives of FTV also contacted, and were contacted by, a number of representatives of potential target companies with respect to business combination opportunities. As part of this process, representatives of FTV considered and evaluated over 20 potential acquisition targets, primarily in the financial technology or financial services sectors, signed 13 non-disclosure agreements in addition to the non-disclosure agreement that FTV signed with eToro (which contained customary terms regarding disclosure of confidential information but did not contain any standstill, exclusivity or similarly restrictive provisions), and evaluated illustrative transaction structures to effect a potential business combination with three of these potential acquisition targets in addition to eToro. In connection with such evaluation, representatives of FTV had discussions regarding potential transaction structures with the members of management and/or the boards of directors of certain of these potential acquisition targets, and representatives of FTV submitted a non-binding letter of intent to one acquisition target (other than eToro). FTV did not further pursue a potential transaction with this target because FTV and the target in question could not come to an agreement on various terms, including valuation, and FTV decided to instead pursue a business combination with eToro. From March 2019 through August 2019, Ms. Cohen, Mr. Cohen, Mr. McEntee and Ms. Abrams, on behalf of FinTech Acquisition Corp. III, in their respective capacities as Chairman of the Board, Chief Executive Officer, President and Advisor, respectively, to FinTech Acquisition Corp. III (a special purpose acquisition company formerly sponsored by an affiliate of the Sponsors), met with executives from eToro about potentially pursuing a business combination between FinTech Acquisition Corp. III and eToro. The parties signed a letter of intent but eventually decided not to pursue a transaction due to then prevailing market conditions and uncertainty regarding the impact on eToro business performance of what were then recent regulatory developments. FinTech Acquisition Corp. III subsequently negotiated and entered into a business combination transaction with FinTech Acquisition Corp. III Parent Corp., subsequently renamed Paya Holdings Inc., and certain other parties, which was entered into on August 3, 2020 and closed on October 16, 2020. In connection with the consummation of such business combination, each of the officers, directors and advisors of FinTech Acquisition Corp. III, including Ms. Cohen, Mr. Cohen, and Ms. Abrams, resigned from their respective positions as directors or officers of FinTech Acquisition Corp. III, as applicable, and/or had their respective advisory agreements with FinTech Acquisition Corp. III terminated, as applicable.

Separately, in October 2020, Ms. Cohen, on behalf, and in her capacity as Chairman of the Board, of FTAC Olympus Acquisition Corp. (“FTAC Olympus”), together with other representatives of FTAC Olympus (including Ms. Abrams in her capacity as an advisor to FTAC Olympus), contacted executives from eToro about potentially pursuing a business combination between FTAC Olympus and eToro. Following discussions regarding a potential business combination during October and November 2020, in early December 2020 FTAC Olympus and eToro ceased discussions regarding such a business combination due to an inability to agree on terms, including, among other things, valuation and the relative dilution to the legacy eToro shareholders. FTAC Olympus subsequently negotiated and entered into a business combination transaction with Payoneer Inc. and certain other parties, which was entered into on February 3, 2021.

In December 2020, following the completion of the FTV IPO and the cessation of discussions between FTAC Olympus and eToro, Mr. Cohen and Ms. Cohen, on behalf of FTV in their respective capacities as Chief Executive Officer and Chairman of the Board of FTV, contacted eToro executives to inquire as to the current state of eToro’s business and capital needs, and whether eToro was interested in pursuing a potential business combination with FTV. At these initial meetings, FTV and eToro executives, including Yoni Assia, the Chief Executive Officer of eToro, discussed eToro’s capital needs and capital raising plans (including the pending private investment round in which eToro was then engaged), eToro’s desire for cash proceeds for its stockholders and eToro’s financial forecast for calendar years 2020 through 2025. Representatives of eToro followed up on these discussions by providing financial information and certain other due diligence materials for representatives of FTV to review.

The eToro board regularly reviews eToro’s financial position, results of operations, business strategy and strategic alternatives, including private financing transactions and accessing the public capital markets. In particular, prior to entering into the LOI with FTV, the eToro board evaluated whether to pursue an initial public offering or a business combination with a special purpose acquisition company. From time to time, eToro received at least a dozen unsolicited indications of interest from special purpose acquisition companies. On January 18, 2021, eToro engaged Goldman Sachs Israel LLC to provide advice with respect to valuations and the process to select a special purpose acquisition company with which to explore a potential business combination. In connection with that evaluation, eToro had preliminary conversations with more than 10 special purpose acquisition companies and received letters of intent from three “special purpose acquisition companies” (other than FTV).

During the week of December 13, 2020, representatives of FTV conducted due diligence sessions with representatives of eToro management related to finance, product and technology diligence and representatives of FTV conducted due diligence sessions with representatives of eToro management related to finance, product and engineering, marketing, trading and compliance diligence.

On December 22, 2020, Ms. Abrams, representatives of Morgan Lewis and Bockius, LLP (“Morgan Lewis”), legal counsel to FTV, Debbie Kahal, then General Counsel of eToro, Elad Lavi, Vice President of Corporate Development of eToro, and representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal counsel to eToro, and Ernst and Young LLP (“E&Y”), accounting advisors to eToro, held a call to discuss potential structures for the business combination and certain tax implications for each of the parties associated with the potential transaction structures.

From December 22, 2020 through January 1, 2021, Ms. Abrams discussed and analyzed with representatives of Morgan Lewis proposed transaction structures.

From December 25, 2020 through January 13, 2021, representatives of FTV continued their review and analysis of due diligence materials provided by eToro.

On January 13, 2021, Ms. Cohen, Yoni Assia and Ronen Assia discussed potential transaction terms, including a valuation of 7-10x 2022 net revenues, $300-400 million PIPE financing, secondary proceeds of no more than $300 million to ensure adequate capital was provided to eToro to fund the business and future growth, and a potential management equity transaction pool to further align management incentives post-closing.

On January 14, 2021, Ms. Cohen, Mr. Cohen and Ms. Abrams continued their discussions regarding potential transaction terms.

During the week of January 18, 2021, representatives of eToro provided representatives of FTV with updated projections reflecting increased 2020 – 2025 net revenues. Representatives of FTV reviewed the updated projections and discussed with eToro management and determined that the updates were appropriate based on the accelerated revenue growth in 2020 and revenues that could be accounted for to date.

On January 27, 2021, Ms. Cohen, Mr. Cohen and Ms. Abrams continued their discussions regarding potential transaction terms, and decided that, based on the updated projections, current market dynamics and a review of comparable companies, the proposed valuation should be on the high end of the range initially discussed and considered.

On January 28, 2021, Ms. Cohen and Mr. Cohen discussed with representatives of Goldman Sachs Group, Inc. (“Goldman Sachs”), advisor to eToro, the potential business combination with eToro. Representatives of Goldman Sachs requested that FTV management present a proposal to the eToro board the following week.

On January 29, 2021, Ms. Cohen, Mr. Cohen, Mr. McEntee and Ms. Abrams reviewed a potential draft letter of intent.

On February 2, 2021, representatives of FTV provided to Yoni Assia and other representatives of eToro a draft letter of intent that reflected, among other things, (a) a cash-free, debt-free valuation of 9.5x 2022 projected revenue, (b) a structure to be agreed on that would be acceptable to all parties based on legal, accounting, tax and other considerations, (c) a $400 million PIPE financing (including a $100 million commitment by the Sponsors), up to $300 million of secondary cash proceeds, (d) a $150 million mutual minimum cash closing condition, (e) a restructuring of the founder shares whereby 75% would be subject to lock-up based on price triggers of $12.50, $15.00 and $17.50, (f) an eToro stockholder lock-up that terminated on the earlier of six months or the combined company stock price exceeding $12.50 for 20 out of 30 consecutive trading days, and (g) a management transaction equity pool consisting of 40 million shares to be issued: (i) 50% if the closing stock price exceeds $15.00 in the first 30 months and (ii) an additional 50% if the stock price exceeds $17.50 in the first 60 months post-closing, each for 20 out of 30 consecutive trading days, a 10% employee equity incentive pool, and a 21 day mutual exclusivity period.

On February 3, 2021, Ms. Cohen and Mr. Cohen presented FTV’s proposal, based on the terms set forth in the February 1, 2021 draft letter of intent, to the eToro board and representatives of Goldman Sachs.

On February 8, 2021, representatives of eToro provided a revised letter of intent to the FTV team reflecting, among other things, (a) a revised valuation of $9.3 billion pre-money equity value (9.5x 2022 projected revenue), (b) structuring the transaction as a reverse subsidiary merger with eToro remaining as the holding company post-closing, (c) a conversion of all eToro preferred shares into eToro common shares prior to closing (including any shares issued in the pending pre-PIPE conversion) such that the conversion of the pre-PIPE conversion shares would dilute all shareholders of the merged company, (d) a revision to the $150 minimum cash closing condition so that it was in favor of eToro only, (e) a lock-up on the Sponsors that terminated at the earlier of 12 months post-closing or the date the closing stock price exceeds $15.00 for 20 out of 30 consecutive trading days commencing 150 days after closing, (f) a reduction in the PIPE investment amount to $300 million with a $100 million commitment from the Cohen family and the Sponsors, (g) a forfeiture of 20% of the founder shares and all FTV private placement warrants held by the Sponsors, (h) a modification to the management equity pool so that it would be available to all eToro shareholders, and (i) a reduction in the proposed employee equity incentive pool from 10% to 5%.

On February 9, 2021, representatives of FTV held a call to discuss the proposed transaction structure and, following such discussions and review of other similarly structured public transactions, determined that the transaction structure that eToro proposed could be acceptable to FTV public stockholders, but had created uncertainty around tax liabilities for the FTV Class B stock.

Also on February 9, 2021, representatives of FTV, eToro and Skadden discussed certain terms of the proposed letter of intent, including transaction structure and tax implications and the FTV Class B stock forfeiture. The parties discussed tax implications for FTV stockholders arising from eToro’s proposed transaction structure and whether such structure would make the transaction less appealing to investors. Representatives of FTV reviewed alternative structure proposals, however, due to regulatory, tax and accounting considerations, the parties agreed to proceed with eToro’s proposed structure. The parties also agreed to reduce the forfeiture of FTV Class B stock from 20% to 15%.

On February 10, 2021, representatives of eToro returned a revised letter of intent that reflected, among other things, a proposed mechanism to release a portion of the FTV Class B stock from lock-up early if the parties incurred a tax obligation on such shares as of closing, added a classified board for the post-closing company and reduced the shares authorized under the equity incentive plan from 5% to 3%.

On February 10, 2021, Ms. Cohen, Mr. Cohen, Mr. McEntee and Ms. Abrams discussed the proposed letter of intent terms.

Also on February 10, 2021, representatives of FTV returned a revised letter of intent to eToro that, among other things, (a) changed the valuation from a $9.3 billion pre-money equity value to a $9.3 billion enterprise value on a cash free, debt free basis, (b) clarified that the proposed cash and stock consideration was being issued in respect of all outstanding eToro equity interests, including any options, warrants or other derivative securities, (c) reduced the minimum cash condition from $150 million to $125 million and reinstated that the minimum cash closing condition be a mutual closing condition, and (d) replaced the mechanism and formula proposed by eToro for early release of the FTV Class B stock in connection with sales needed to satisfy potential tax obligations with a proposal that the parties would agree on the mechanism for early release at a later date and after further tax analysis had been completed.

Also on February 10, 2021, representatives of eToro and FTV had a follow up call to discuss the proposed changes to the letter of intent. Representatives of FTV indicated that they thought valuing eToro on a cash free, debt free basis was appropriate given that they had not yet seen an updated eToro balance sheet, and that they believed that making the minimum cash condition a mutual closing condition was critical for protection of SPAC investors. Ultimately the parties agreed on the cash free, debt free valuation, and that there would be a second, separate $100 million minimum cash closing condition in favor of FTV.

On February 11, 2021, representatives of eToro returned a revised letter of intent reflecting, among other things, (a) an agreement to the $9.3 billion cash free, debt free valuation, so long as the cash and debt adjustments were finalized within five days of executing the letter of intent, (b) capping secondary cash proceeds at $300 million and providing eToro with the discretionary right to reduce the amount of secondary cash proceeds, and (c) adding a second $100 million minimum cash closing condition in favor of FTV.

On February 11, 2021, representatives of FTV returned a revised letter of intend to eToro reflecting non-substantive, cleanup changes.

On February 12, 2021, the parties executed the letter of intent, which included a 30 day mutual exclusivity obligation (the “LOI”), and a non-disclosure agreement that contained customary restrictions on disclosure of confidential information.

On February 12, 2021, representatives of FTV discussed with representatives of Citigroup Global Markets Inc. (“Citi”) and Goldman Sachs engaging such advisors as co-placement agents for the PIPE investment.

On February 14, 2021, representatives of FTV, eToro, Citi and Goldman Sachs discussed the strategy for investor targeting, outreach and timetable for the PIPE investment.

On February 15, 2021, representatives of FTV conducted with members of eToro management additional due diligence sessions focused on trading and compliance.

From February 16 through 21, 2021, representatives of FTV conducted additional follow up regulatory and compliance diligence sessions.

On February 16, 2021, representatives of eToro, FTV, Skadden, Morgan Lewis, and E&Y discussed timing for completion of eToro’s audits.

On February 18, 2021, the parties held an organizational call that FTV, eToro and their advisors attended to discuss timeline, the PIPE investment and other administrative topics.

From February 18 through February 23, 2021, representatives of eToro, FTV, Goldman Sachs and Citi held sessions to review and revise the investor deck and rehearse the investor presentation.

On February 20, 2021, Ms. Abrams discussed with Mr. Lavi, Ronen Assia, Mr. Shani and Ms. Kahal and representatives of Goldman Sachs the debt and equity adjustments to the eToro enterprise value. The parties agreed to exclude $285 million of counterparty cash from the cash adjustment amount.

On February 18 , 2021, eToro provided slightly increased projections for 2022 projected revenue, resulting in a multiple of slightly less than 9.5x at a $9.3 billion valuation. The increase in projected net revenue was based upon eToro’s greater visibility of its results of operations for the year ended December 31, 2020 and its revised outlook based upon 2021 year-to-date net revenues greatly exceeding prior expectations. The parties discussed the revised projections and agreed not to increase the valuation or change any of the transaction terms as a result thereof.

From February 24, 2021 through March 8, 2021, representatives of eToro and FTV met with potential PIPE investors.

On February 26, 2021, Mr. McEntee and Ms. Abrams contacted a representative of JMP to discuss JMP providing a fairness opinion for the transaction, and Dan Long, advisor to FTV, contacted Steven Elefante of Withmax Consulting, Inc. (“Withmax”) to engage Withmax to perform a technical architecture review and analysis as part of FTV’s diligence process.

On February 28, 2021, FTV conducted a preliminary call with the FTV board to review the letter of intent and the eToro business. All directors were present on the call, as were Jay McEntee, Mr. Cohen, Ms. Abrams, Mehar Jagota, advisor to FTV, and representatives from Morgan Lewis, counsel to FTV. Representatives of JMP also attended for a portion of the call and presented to the board their qualifications related to issuing a fairness opinion to the FTV board in connection with the transaction. The FTV board approved the engagement of JMP to issue the fairness opinion.

Also on February 28, 2021, representatives of Skadden provided an initial draft merger agreement to Morgan Lewis and FTV.

On March 3, 2021, representatives of Gornitzky & Co. (“Gornitzky”), FTV’s Israeli counsel, discussed with representatives of FTV, eToro, Morgan Lewis, Meitar Law Offices (“Meitar”) and Skadden certain tax due diligence matters. Also on March 3, representatives of FTV and Withmax, advisor to FTV, conducted technology platform focused due diligence sessions with eToro management.

Also on March 3, 2021, representatives of Skadden provided an initial draft of certain of the ancillary agreements to the merger agreement.

On March 5, 2021, Ms. Abrams, Mr. Jagota and representatives of Morgan Lewis discussed the terms of the draft merger agreement and determined, among other things, (a) that the definition of a superior proposal that triggers a fiduciary out right for the eToro board should be more narrow and should be limited to all cash offers, (b) to set the termination fee if eToro were to terminate the agreement due to a superior proposal at $300 million, (c) to propose additional restrictive covenants between signing and closing to limit cash leakage from the business, (d) to add a right of FTV to terminate the merger agreement if the eToro audited financials were not delivered by a specified date, and (e) that a transaction expense cap should apply to eToro as well as FTV. The parties also discussed proposed revisions to the representations and warranties.

On March 6, 2021, representatives of Morgan Lewis returned a revised draft of the merger agreement to Skadden.

On March 8, 2021, representatives of Skadden, eToro, Morgan Lewis and FTV had a call to discuss the draft merger agreement and the proposed sponsor commitment letter.

From March 8, 2021 through March 15, 2021, FTV and eToro negotiated subscription agreements with PIPE investors. On March 9, 2021, FTV, eToro, Goldman Sachs, and Citi conducted a phone call to discuss PIPE allocations.

On March 9, 2021, representatives of Skadden provided a revised draft merger agreement reflecting, among other things, (a) an expanded definition of “superior proposal”, (b) a reduction in the eToro termination fee payable if eToro terminated the merger agreement due to a “superior proposal” from $300 million to $30 million (or $50 million in certain circumstances), (c) deletion of FTV’s right to terminate the merger agreement if the eToro audited financials were not delivered by a specified date, (d) deletion of the cap on eToro transaction expenses, and (e) modifications to the eToro representations, warranties and pre-closing restrictive covenants.

On March 9, 2021, Yoni Assia, Ms. Cohen, Mr. Cohen and Ms. Abrams discussed requests from PIPE investors to modify the PIPE subscription agreements, and also discussed mechanisms to release from lock-up a portion of founder shares in connection with potential tax liabilities.

From March 9, 2021 through March 14, 2021, representatives of eToro and FTV negotiated provisions of the merger agreement, sponsor commitment letter, lock-up agreement and other ancillary agreements, including in relation to the amount of the termination fee, the treatment of transaction expenses, whether there would be a termination right tied to delivery of eToro’s audited financial statements, provisions regarding the intended tax treatment of the merger, the definition of superior proposal, the mechanics and consequences of complying with Israeli tax rulings and Israeli tax clearance certificate requirements, the identification of Betsy Cohen as a director of the post-merger parent company, the terms of the early lock-up release in order to permit sales of eToro shares to satisfy potential tax liabilities, and the size and terms of the Sponsors’ commitment.

On or around March 10, 2021, representatives of FTV, eToro, Citi and Goldman Sachs discussed increasing the size of the PIPE investment. The parties determined that, given the excess demand form PIPE investors, it would be appropriate to increase the PIPE size to $650 million. The parties also agreed on final PIPE investor allocations.

On March 13, 2021, representatives of eToro, Skadden, FTV, Morgan Lewis, Meitar and Gornitzky had a call to discussed process and subject matter for Israeli tax rulings.

On March 14, 2021, representatives of eToro, Skadden, FTV, Meitar and Morgan Lewis had a call to discuss the eToro disclosure schedules.

Also on March 14, 2021, the FTV board met and approved the merger agreement. Present at the meeting were all directors, Ms. Abrams, Mr. Jagota, Mr. Cohen, Mr. McEntee, and representatives from Morgan Lewis. Representatives from JMP also attended a portion of the meeting and presented to the FTV board their opinion on the fairness of the transaction to the FTV stockholders. Representatives of Morgan Lewis reviewed the proposed transaction documentation and answered questions from the FTV board. Following review and discussion, the merger agreement and related documents and agreements were unanimously approved by the FTV board, subject to final negotiations and modifications, and the FTV board determined to recommend the approval of the merger agreement to the FTV stockholders.

On March 16, 2021, FTV and eToro finalized and executed the merger agreement. In connection with the execution of the merger agreement, FTV, eToro and the Sponsors executed the sponsor agreement, the Sponsors and eToro executed each of the sponsor commitment letter and the FTV voting agreement, and certain eToro shareholders and FTV executed the eToro voting agreement.

On March 16, 2021, the parties issued a press release publicly announcing the transaction.

FTV’s reasons for the merger and recommendation of the FTV board

The FTV board met telephonically on March 14, 2021, to, among other things, discuss a potential business combination with eToro reflected by the then current draft of the merger agreement and the agreements ancillary thereto, and unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interest of FTV and its stockholders and recommended that the FTV stockholders vote to adopt the merger agreement and approve the merger and the other transactions contemplated thereby. Prior to reaching the decision to approve the merger and the merger agreement, the FTV board consulted with FTV’s management, as well as with its legal and financial advisors.

In addition, before determining that the merger was in the best interests of FTV and its stockholders, the FTV board reviewed various industry and financial data, including, but not limited to, eToro’s existing business model, eToro’s historical and projected financials, and various valuation analyses, and reviewed the results of management’s due diligence review of eToro which took place over a more than 12 week period beginning on or around December 13, 2020 and continuing through the signing of the merger agreement on March 16, 2021, including extensive meetings and calls with eToro’s management team regarding operations and projections, review of eToro’s material contracts, intellectual property matters, labor matters, regulatory and compliance matters, financing and accounting due diligence, tax due diligence, and other legal due diligence with assistance from FTV’s legal counsel.

The FTV board and FTV’s management have extensive experience in the financial services, financial technologies and brokerage industries, as well as with operational management, and investment and financial analysis. As such, the members of the FTV board and FTV’s management team believe that they are qualified to conduct and analyze the due diligence required for FTV to identify a business combination partner. See the section entitled “Information about FTV — Management” for additional information regarding the experience of the FTV board and management team.

FTV primarily focused its efforts on identifying businesses delivering disruptive technological innovation to the financial services industry, with particular emphasis on businesses that provide data processing; transactional and data security; rewards, loyalty, and consumer engagement platforms by which financial services companies engage their users and market and provide services to them; digital marketing; and payment processing services. FTV is not, however, required to complete its initial business combination with a financial technology business.

In the evaluation of business combination partners, the FTV board and FTV’s management team considered a wide variety of complex factors. The FTV board did not consider it practicable or relevant to quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. Important criteria FTV used in evaluating prospective business transaction opportunities included:

•        Earnings history.

•        Strong management team.

•        Opportunities for growth.

•        Defensible and differentiated business niche.

•        Diversified user and supplier base.

•        Technology and risk management infrastructure

The FTV board determined that eToro met all of the above criteria. In particular, the FTV board considered the following positive factors, although not weighted or in any order of significance:

•        Earnings history:    The FTV board observed that eToro had strong earnings in 2020, with $99 million of Adjusted EBITDA following $10 million of Adjusted EBITDA in 2019 and that it has realized a cumulative average growth rate in revenues of 78% over the last four years. Although its earnings declined during 2019 relative to 2018 as the demand for cryptoassets declined, it has both successfully diversified its platform and achieved strong earnings growth during the past two fiscal years. Accordingly, the FTV board believes eToro is well positioned to continue its strong financial performance.

•        Strong management team:    Led by its Co-founder and CEO, Yoni Assia and its Co-founder and executive director, Ronen Assia, eToro has built a strong management team with extensive experience in the investment space. The FTV board further observed that senior management members have spent an average of seven years of tenure with eToro.

•        Opportunities for growth:    eToro operates in a large and expanding total addressable market and is well positioned to succeed as a provider of services to that market. The FTV board observed that eToro is positioned to benefit from certain secular tailwinds, including the increase in the number of retail traders and, given that the average eToro user is in his or her thirties, the forthcoming transfer of wealth from older generations to millennials. eToro is also well positioned to expand in the U.S. market. Although eToro is currently limited to cryptoassets and copytrading in the US, it intends to launch zero commission stocks trading in the U.S. during 2021, such that it can provide consumers with a multi-asset platform to manage a portfolio of traditional and crypto-assets side-by-side. In light of eToro’s social offering, it will be able to benefit from network effects as it onboards new users, thereby realizing stronger growth and retention relative to its competitors both in the U.S. and abroad. It has developed a robust marketing team in order to enable efficient user acquisition.

•        Defensible/differentiated business niche:    eToro’s unique attributes give it a differentiated offering and a defensible business niche in the market for social trading platforms. It offers a user friendly and intuitive interface, which allows investors to open accounts and place trades in a simple manner. By providing access to multiple asset classes (including cryptoassets), it provides investors with a comprehensive solution for managing investments. Finally, its social investment aspects, including its CopyPortfolios™, provide investors with the unique ability to share information and knowledge with a global network of investors and place eToro at the forefront of a market trend towards social investing and the sharing of market expertise.

•        Diversified client base:    The FTV board determined that this factor was not specifically relevant to eToro’s business model.

•        Technology and risk management infrastructure:    eToro has made substantial investments and has built a robust and patented technology platform to power its global reach and the scale of its business. It has a demonstrated track record of meeting high demand for investment services across numerous jurisdictions. eToro has also developed institutional grade capabilities with respect to risk management and compliance and has implemented best practices on a jurisdiction by jurisdiction basis.

In considering the potential merger with eToro, the FTV board gave consideration to the following negative factors, although not weighted or in any order of significance:

•        FTV’s stockholders will hold a small minority share position in the post-merger company.

•        FTV stockholders may object to and challenge the merger and take actions that may prevent or delay the consummation of the merger, including to vote down the proposals at the special meeting or exercise their redemption rights.

•        The potential for diversion of management and employee attention during the period prior to completion of the merger, and the potential negative effects on eToro’s business.

•        The risk that, despite the efforts of FTV and eToro prior to the consummation of the merger, eToro may lose key personnel, and the potential resulting negative effects on eToro’s business.

•        The possibility that eToro might not achieve its projected financial results.

•        The risk associated with macroeconomic uncertainty, including as it relates to COVID-19, and the effects it could have on eToro’s revenues.

•        The risk that the cash in the trust account after satisfaction of the redemptions, when combined with the proceeds of the PIPE investment, insufficient to satisfy the requirements of the merger agreement.

•        The merger agreement prohibits FTV from soliciting or engaging in discussions regarding alternative transactions during the pendency of the merger.

•        Risks and costs to FTV if the merger is not completed, including the risk of liquidation.

•        Potential changes in the regulatory landscape or new industry developments, including changes in user preferences, may adversely affect the business benefits anticipated to result from the merger.

•        Risks of the type and nature described under the section entitled “Risk factors.”

The foregoing discussion of material factors considered by the FTV board is not intended to be exhaustive but does sets forth the principal factors considered.

The FTV board also considered whether members of the FTV board and management may have interests in the merger that are different from, or are in addition to, the interests of the FTV stockholders generally, including the matters described under the subsection entitled “— Interests of FTV’s directors and officers in the merger” below. However, the FTV board concluded that (i) these interests were disclosed in the FTV IPO prospectus and are included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a merger with any target company, (iii) the FTV stockholders will have the opportunity to redeem their public shares in connection with the merger and (iv) shares of FTV common stock held by FTV’s officers, directors and other initial stockholders are subject to transfer restrictions following the merger. See the section of this proxy statement/prospectus entitled “Certain relationships and related person transactions — Agreements with directors and officers — Other related party transactions” for a description of these transfer restrictions.

Satisfaction of 80% test

After consideration of the factors identified and discussed in the section entitled “Proposal one — The merger Proposal — FTV’s reasons for merger and recommendation of the FTV board,” the FTV board concluded that the merger meets all of the requirements disclosed in the prospectus for the FTV IPO with respect to FTV’s initial business combination, including that the transaction have a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the merger agreement.

Opinion of FTV’s financial advisor

FTV has retained JMP as its financial advisor in connection with the merger. In connection with this engagement, the FTV board requested that JMP evaluate the fairness, from a financial point of view, of the merger consideration to FTV and its stockholders. On March 14, 2021, at a meeting of the FTV board at which the merger was approved, JMP rendered to the FTV board an oral opinion, confirmed by delivery of a written opinion dated March 16, 2021, to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration was fair, from a financial point of view, to FTV and its stockholders.

The full text of JMP’s written opinion, dated March 16, 2021, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this proxy statement/prospectus as Annex D and is incorporated into this proxy statement/prospectus by reference. The description of JMP’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of JMP’s opinion. JMP’s opinion was directed and addressed to the FTV board (in its capacity as such) in connection with its consideration of the merger. JMP’s opinion did not address the underlying decision of the FTV board to proceed with or effect the merger or the relative merits of the merger as compared to any alternative strategy or transaction that might exist for FTV. JMP’s opinion does not constitute a recommendation as to how the FTV board or any FTV stockholder should act or vote with respect to the merger or any other matter.

For purposes of its opinion, JMP:

•        reviewed certain publicly available financial statements and certain other business and financial information relating to eToro furnished to JMP;

•        reviewed certain internal financial statements and other financial and operating data concerning eToro prepared by the management of eToro;

•        reviewed certain financial forecasts prepared by the management of eToro;

•        compared the financial performance of eToro with that of certain other publicly traded companies that JMP believed are generally comparable to eToro;

•        reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving companies in lines of business that we believe are generally comparable to eToro;

•        participated in discussions with members of the senior management of eToro with respect to the business prospects and financial outlook of eToro;

•        reviewed the merger agreement draft dated as of March 11, 2021 and certain related documents; and

•        performed such other analysis and considered such other factors as JMP deemed appropriate.

In conducting its review and arriving at its opinion, JMP (i) assumed and relied, without independent verification, upon the accuracy and completeness of all information and data that was publicly available or furnished to or otherwise reviewed by or discussed with JMP and (ii) relied upon the assurance of the management of eToro that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts of eToro, the management of eToro advised JMP, and JMP assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of eToro as to the future financial performance of eToro and other matters covered thereby. JMP was not engaged to assess the reasonableness or achievability of such forecasts or the assumptions on which they were based and expressed no view as to such forecasts or assumptions.

In addition, for purposes of rendering its opinion, JMP assumed that (i) the representations and warranties of each party contained in the merger agreement were true and correct, (ii) each party would perform all of the covenants and agreements required to be performed by it under the merger agreement, (iii) all conditions to the consummation of the merger would be satisfied without waiver thereof, (iv) the final form of the merger agreement would not vary materially from the last draft merger agreement reviewed by it and that the merger would be consummated substantially on the terms described in such draft, without any amendment or waiver of material terms or conditions, and (v) all necessary governmental, regulatory and other consents and approvals contemplated by the merger agreement would be obtained and that in the course of obtaining those consents and approvals no costs or restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger. JMP expressed no opinion as to the price adjustment rights contemplated under the merger agreement or any additional consideration that may be issuable thereunder.

JMP is not a legal, tax or regulatory advisor and it relied upon, without independent verification, the assessment of eToro and its legal, tax or regulatory advisors with respect to such matters. In addition, JMP did not make any independent valuation or appraisal of any or all of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of eToro, nor was JMP furnished with any such valuations or appraisals. JMP did not evaluate the solvency of any party to the merger agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. JMP’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to JMP as of, the date of JMP’s opinion. Events occurring after the date of JMP’s opinion may affect JMP’s opinion and the assumptions used in preparing it, and JMP assumed no obligations to update, revise or reaffirm its opinion.

JMP was not requested to consider, and its opinion did not address (i) FTV’s underlying business decision to enter into the merger agreement and pursue the merger, (ii) the relative merits of the merger as compared to any alternative business strategies that might exist for FTV, (iii) the effect of any other transaction in which FTV might engage, (iv) the non-financial terms of the merger agreement or the merger, (v) the terms of any of the related agreements or transactions entered into or consummated by the parties, (vi) the fairness of any consideration to be received in the merger or the self-tender offer by the holders of any other class or series of capital stock, creditors or other constituencies of eToro, (vii) the allocation of the merger consideration amongst the holders of any class or series of capital stock, creditors or other constituencies of eToro, or (viii) the conversion ratio pursuant to the merger agreement for any class or series of capital stock. JMP’s opinion expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons, relative to the merger consideration in the merger or otherwise, or with respect to the fairness of any such compensation.

In preparing its opinion, JMP performed a variety of financial analyses, including those described below. This summary of the analyses is not a complete description of JMP’s opinion or the analyses underlying, and factors considered in connection with, JMP’s opinion, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. JMP arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, JMP believes that its analyses must be considered as a whole and selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, JMP considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of FTV. No company, business or transaction reviewed is identical to FTV, eToro or the merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, businesses or transactions reviewed.

The estimates contained in JMP’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, JMP’s analyses are inherently subject to substantial uncertainty.

JMP was not requested to, and it did not, recommend the specific consideration payable in the merger. The type and amount of consideration payable in the merger was determined through negotiations between FTV and eToro and the decision of FTV to enter into the merger agreement was solely that of the FTV board. JMP’s opinion was only one of many factors considered by the FTV board in its consideration of the merger and should not be viewed as determinative of the views of the FTV board or FTV management with respect to the merger or the consideration to be paid in the merger.

The following is a summary of the material financial analyses provided to the FTV board in connection with JMP’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand JMP’s financial analyses, the tables must be read together with the text of each summary. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JMP’s financial analyses.

Selected public companies’ comparable data

JMP reviewed and analyzed certain publicly available financial information for 12 selected publicly traded financial technology companies and international brokers. Using publicly available information and market data as of March 12, 2021, JMP calculated: (i) the enterprise value for each of the selected companies as a multiple of estimated net revenue for calendar years 2021 and 2022, which indicated a median multiple of 21.0x for calendar year 2021 and 15.0x for calendar year 2022, and (ii) the enterprise value for each of the selected companies as a multiple of growth-adjusted net revenue for calendar year 2022 based on the CAGR of the applicable company’s expected net revenue for calendar years 2020 to 2022, which indicated a median multiple of 0.48x. The selected companies and the implied enterprise value to net revenue multiples and gross adjusted net revenue multiples are set forth below.

	Valuation metrics EV/net revenue		Operating metrics growth adjusted EV/CY 2022E/ CAGR
Company	CY 2021E	CY 2022E
PayPal Holdings, Inc.	11.5x	9.6x	0.47x
Square, Inc.	8.3x	7.0x	0.21x
Adyen N.V.	58.8x	42.7x	0.75x
Afterpay Limited	27.9x	18.5x	0.29x
Affirm Holdings, Inc.	29.6x	22.8x	0.71x
XP Inc.	8.4x	6.2x	0.19x
Futu Holdings Limited	38.4x	27.0x	0.49x
Bill.com Holdings, Inc.	60.9x	45.0x	1.34x
Lemonade, Inc.	49.8x	31.5x	0.81x
Upstart Holdings, Inc.	14.2x	10.7x	0.23x
Root, Inc.	6.7x	4.3x	0.30x
Repay Holdings, Inc.	13.4x	11.6x	0.66x

JMP then calculated enterprise value ranges for eToro using the median multiples described above and eToro’s applicable financial metrics and added eToro’s net cash of $828 million, estimated at the time of the merger, to the enterprise value ranges to derive ranges for the implied equity value for eToro.

	EV/2021E net revenue	EV/2022E net revenue	Growth adjusted EV/2022E net revenue/ ‘20-’22E CAGR
($ in millions)
Equity value range	$16,095 – $19,488	$14,213 – $17,187	$15,381 – $18,615

Selected precedent M&A transactions analysis

JMP reviewed and analyzed certain publicly available information relating to five selected M&A transactions involving financial technology firms with over $1 billion in transaction enterprise value. Using publicly available information for each of the selected transactions, JMP calculated the enterprise value of the applicable target company based on the consideration paid in the transaction as a multiple of the target company’s revenue for the trailing twelve months (“TTM revenue”), for the period ended prior to announcement of each transaction, which indicated a median multiple of 19.6x. The selected transactions and the implied enterprise value to TTM revenue multiples calculated for the transactions are set forth below.

Announcement date	Target	Acquirer	EV/TTM revenue
July 1, 2020	Unzer	KKR & Co. L.P.	11.2x
January 3, 2020	Honey Science Corporation	PayPal Holdings, Inc.	14.6x
October 9, 2018	FNZ Group	Caisse de dépôt du Québec	19.6x
September 20, 2018	iZettle	PayPal Holdings, Inc.	20.9x
March 14, 2018	Trustly AB	Nordic Capital Fund IX	22.4x

JMP then calculated an enterprise value range for eToro using the median multiple described above and eToro’s 2020 net revenue and added eToro’s net cash of $828 million, estimated at the time of the merger, to the enterprise value range to derive a range for the implied equity value for eToro.

EV/2020A net revenue
($ in millions)
Equity value range	$10,563 – $12,726

Selected precedent SPAC transactions analysis

JMP reviewed and analyzed publicly available information relating to seven selected special purpose acquisition company (“SPAC”), transactions involving financial technology firms with over $1 billion in transaction enterprise value. Using publicly available information for each of the selected transactions, JMP calculated the enterprise value of the applicable target company based on the consideration paid in the transaction as a multiple of: (i) net revenue for calendar year 2020, which indicated a median multiple of 15.8x, and (ii) estimated net revenue for calendar years 2021 and 2022, which indicated a median multiple of 14.6x for calendar year 2021 and 9.8x for calendar year 2022. The selected transactions and the implied enterprise value to net revenue multiples calculated for the transactions are set forth below.

			Pro forma valuation at announcement	Current pro forma valuation
Announcement Date	Target	Acquirer	EV/net revenue 2020A	EV/net revenue 2021E	EV/net revenue 2022E
February 22, 2021	Apex Clearing Corp.	Northern Star Investment Corp. II	19.8x	16.5x	13.8x
February 12, 2021	Moneylion Inc.	Fusion Acquisition Corp.	31.1x	17.6x	9.8x
February 3, 2021	Payoneer Inc.	FTAC Olympus Acquisition Corp.	13.1x	12.3x	9.8x
January 25, 2021	Sunlight Financial, LLC	Spartan Acquisition Corp II	18.4x	10.5x	8.2x
January 11, 2021	Bakkt Holdings, LLC	VPC Impact Acquisition Holdings	N/A	60.7x	14.9x
January 7, 2021	Social Finance, Inc. (SoFi)	Social Capital Hedosophia Holdings Corp. V	10.5x	14.6x	9.6x
December 7, 2020	Paysafe Group	Foley Trasimene Acquisition Corp II	6.5x	8.1x	7.3x

JMP then calculated enterprise value ranges for eToro using the median multiples described above and eToro’s applicable financial metrics and added eToro’s net cash of $828 million, estimated at the time of the merger, to the enterprise value ranges to derive ranges for the implied equity value for eToro.

	EV/2020A net revenue	EV/2021E net revenue	EV/2021E net revenue
($ in millions)
Equity value range	$8,651 – $10,390	$11,463 – $13,826	$9,581 – $11,526

Discounted cash flow analysis

JMP performed a discounted cash flow analysis based on financial projections of eToro provided to JMP by FTV. Using discount rates ranging from 8.2% to 9.2%, which were selected by JMP taking into account a weighted average cost of capital calculation, JMP calculated: (i) a range of present values of the projected unlevered free cash flows of eToro from calendar year 2021 to calendar year 2025, and (ii) ranges of the present value of the implied terminal value for eToro using the Gordon Growth Model and applying a range of perpetuity growth rates of 3.0% to 4.0% and the discount rates described above to eToro’s estimated unlevered free cash flows for the 12-month period ended December 31, 2025. The range of discount rates was calculated using the Capital Asset Pricing Model, or CAPM, using a group of comparable public financial technology and international broker firms from the above selected public companies’ comparable data analysis. The range of perpetuity growth rates was estimated by JMP utilizing its professional judgment and experience, taking into account the financial projections of eToro provided to JMP and market expectations regarding long-term real growth of gross domestic product and inflation.

JMP calculated an enterprise value range for eToro by adding the ranges of the terminal values described above and then added eToro’s net cash of $828 million, estimated at the time of the merger, to the enterprise value range to derive a range for the implied equity value for eToro.

	($ in millions)
Discount rate	8.2%	8.7%	9.2%
Terminal value perpetuity growth rate range	3.0% – 4.0%	3.0% – 4.0%	3.0% – 4.0%
Equity value range	$10,337 – $12,521	$9,386 – $11,133	$8,592 – $10,017

Miscellaneous

Under the terms of JMP’s engagement, FTV has agreed to pay JMP for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $900,000, a portion of which became payable upon delivery of JMP’s opinion and a portion of which will become payable only if the proposed merger is consummated. In addition, FTV has agreed to indemnify JMP against certain claims and liabilities related to or arising out of its engagement. In addition, JMP is acting as capital markets advisor to an affiliate of FTV in connection with the announced business combination with Perella Weinberg Partners. JMP may seek to provide investment banking and other financial services to FTV, eToro or their respective affiliates in the future, for which JMP would expect to receive compensation.

FTV selected JMP as its financial advisor in connection with the merger based on JMP’s reputation and experience and familiarity with FTV and its business. JMP is a nationally recognized investment banking firm which provides capital raising, mergers and acquisitions transaction and other strategic advisory services to corporate users. JMP’s opinion was approved by a JMP Securities LLC fairness opinion committee.

Interests of certain persons in the merger

In considering the recommendation of the FTV board in favor of approval of the merger proposal, it should be noted that the Sponsors, and certain of FTV’s officers and directors, have interests in the merger that are different from, or in addition to, those of FTV stockholders generally. These interests include, among other things:

•        In June 2019, one of the Sponsors purchased 1,000 shares of common stock of FTV for a purchase price of $25,000, or approximately $25.00 per share. After giving effect to a 8,455-for-1 forward stock split and a share dividend of 1.01360142 that occurred in October 2020, (i) the overall purchase price per share was reduced to approximately $0.003 per share and (ii) such Sponsor held 8,570,000 shares, of which 1,090,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part in connection with the FTV IPO. As a result of the underwriters’ election to partially exercise their over-allotment option and the forfeiture of their remaining over-allotment option, 23,333 shares owned by such Sponsor were forfeited and 1,066,667 of such shares are no longer subject to forfeiture, resulting in an aggregate of 8,546,667 founder shares currently owned by the Sponsors. In addition to the founder shares, the Sponsors own 640,000 FTV private units (with each such unit containing one FTV Class A share and one-third of a FTV private placement warrant) purchased in a private placement simultaneously with the closing of the FTV IPO for an aggregate purchase price of $6,400,000. Although the sponsor agreement provides that a certain percentage of founder shares and all of the FTV private placement warrants contained in the FTV private units will be forfeited by Sponsors immediately prior to the consummation of the merger, the value of the remaining shares of FTV Class A stock owned by the Sponsors expected to be significantly higher at the time of the merger than when purchased by the Sponsors and will have little or no value if FTV does not complete the merger or another initial business combination by December 8, 2022 (or such later date as may be approved by the FTV stockholders in an amendment to the FTV certificate of incorporation).

•        If FTV is unable to complete its initial business combination by December 8, 2022 (or such later date as may be approved by the FTV stockholders in an amendment to the FTV certificate of incorporation), it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the FTV public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and the FTV board, liquidate and dissolve, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions from the trust account with respect to the founder shares or shares of FTV Class A stock contained in the FTV private units that the Sponsors own, and their FTV private placement warrants will expire worthless if the merger (or other initial business combination) is not completed within such time frame. Given that FTV would not expect to have any material assets outside of the trust account at the time of such a liquidation, the Sponsors will likely not receive any distributions in respect of such shares if FTV fails to complete a timely initial business combination.

•        Betsy Z. Cohen will serve as a director of eToro after the closing. As such, in the future she may receive any cash fees, stock options or stock awards that the eToro board determines to pay to its directors.

•        If FTV is unable to complete an initial business combination within the required time period, the Sponsors have agreed that they will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities (other than its independent registered public accountants) to which FTV owes money for services rendered or contracted for or products sold to it, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account, and excluding any claims under FTV’s indemnity of the underwriters of the FTV IPO against certain liabilities, including liabilities under the Securities Act.

•        Following the closing of the merger or other initial business combination, the Sponsors, their respective affiliates, or certain of FTV’s officers and directors are entitled to the repayment of any working capital loans and advances that have been made to FTV and remain outstanding. If FTV does not complete the merger or another initial business combination within the required time period, given that FTV would not expect to have any material assets outside of the trust account, any amounts outstanding under any such loans will not be repaid.

•        Following the consummation of the merger, FTV will continue to indemnify its existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the closing, subject to the terms and conditions of the merger agreement, the Sponsors, FTV’s officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination. If FTV does not complete the merger or another initial business combination within the required time period, given that FTV would not expect to have any material assets outside of the trust account, any the reimbursement of any such expenses will not occur.

•        At any time prior to the special meeting, the Sponsor Group may, directly or through affiliates, make open market purchases of shares of FTV Class A stock prior to the effective time in an amount up to $27,500,000. One of the purposes of such purchases of FTV Class A stock would be to increase the likelihood of satisfaction of the requirements that the merger be approved where it appears that such requirements would otherwise not be met. All shares repurchased by the Sponsor Group or their affiliates pursuant to such arrangements would be voted in favor of the proposed merger.

Indemnification

Pursuant to the terms of the merger agreement, eToro and FTV agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of FTV, as provided in its governing documents, shall survive the closing until the six-year anniversary of the closing. For a period of six years from the closing date, (i) FTV shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of FTV’s governing documents as in effect immediately prior to the closing date, (ii) FTV shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any such indemnified party and (iii) eToro shall honor and guarantee all payments required to be made by FTV with respect to all such provisions; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceeding pending or asserted or any claim made within such period shall continue until the disposition of such legal proceeding or resolution of such claim.

FTV must purchase a pre-paid “tail” or “runoff” directors’ and officers’ liability insurance policy on substantially similar terms (subject to certain requirements as set forth in the merger agreement) with respect to coverage, deductibles and amounts no less favorable in the aggregate than those of such policy in effect on the date of the merger agreement for the six-year period following the closing, and eToro must maintain such insurance policy for its full term.

eToro board following the merger

Pursuant to the merger agreement, the eToro board will consist of not fewer than seven directors, as determined by eToro, one of which will consist of Yoni Assia, eToro’s Chief Executive Officer. The remaining members of the eToro board will consist of five directors to be designated by eToro, and the remaining member of the eToro board will consist of one non-executive director to be designated by FTV, which director will initially be Betsy Z. Cohen. Under the merger agreement, the parties have agreed that, at the closing, at least a majority of the authorized number of eToro directors will qualify as “independent directors” pursuant to Nasdaq listing standards, but eToro and FTV may elect to waive that requirement. See the section of this proxy statement/prospectus entitled “Description of eToro securities — Election of the eToro board” for more information.

Delisting of FTV shares and listing of eToro shares

Prior to the closing, among other related obligations, (i) FTV will use commercially reasonable efforts to take such actions as are reasonably necessary or advisable to cause the shares of FTV Class A stock, FTV public units and FTV public warrants to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the closing, and (ii) eToro will use commercially reasonable efforts to cause its initial listing application with Nasdaq in connection with the transactions to have been approved and the eToro common shares and the eToro warrants issuable in accordance with the merger agreement, including in the reclassification and in the merger, to be approved for listing on Nasdaq (and FTV will reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date on which this registration statement is declared effective by the SEC under the Securities Act.

Anticipated accounting treatment

The merger is comprised of a series of transactions pursuant to the merger agreement, as described elsewhere in this proxy statement/prospectus. For accounting purposes, the transaction effectuated eight main steps:

1.      The conversion of eToro preferred shares into eToro common shares, determined in accordance with eToro’s organizational documents.

2.      The reclassification of each eToro common share into (a) one eToro common share and (b) its pro rata share of 40,000,000 eToro price adjustment rights.

3.      Immediately following the reclassification and prior to the consummation of the PIPE investment, eToro will effect the stock split.

4.      The merger of FTV with merger sub, with FTV surviving as a wholly-owned subsidiary of eToro, which is accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with IFRS. The merger which is not within the scope of IFRS 3 (“Business Combinations”) since FTV does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 (“Share-based payment”). Any difference between the fair value of eToro’s Shares and warrants issued to FTV’s stockholders and public warrant holders and the fair value of FTV’s identifiable net assets represents a listing service to be expensed as incurred. Since the price adjustment rights are an integral part of the transaction, such price adjustment rights are considered from an accounting perspective to be part of the deemed consideration issued to FTV’s stockholders.

5.      The subscription agreements related to the PIPE investment, which were executed concurrently with the merger agreement, will result in the issuance of eToro common shares, which are accounted for as equity instruments in accordance with IAS 32 (“Financial Instruments: Presentation”).

6.      Prior to the effective date, the consummation of the PIPE investment for a total amount of $650 million, which increase the shareholders’ equity.

7.      Concurrently with the consummation of the PIPE investment, the pre-PIPE conversion, subject to the terms and conditions set forth in the advance investment agreement.

8.      Prior to the effectiveness of this registration statement, eToro conducted a self-tender offer pursuant to which an aggregate of [•] eToro common shares (including eToro common shares issuable upon conditional conversion of eToro preferred shares and the conditional exercise of eToro options) were tendered. After giving effect to the stock split, the implied per share purchase price in the self-tender offer was $10.00 per share. eToro is no longer accepting any eToro common shares including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options) in the self-tender offer and no eToro shareholder is entitled to tender, or withdraw any previously tendered, eToro common shares (including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options). If the closing does not occur, the tendered eToro common shares, eToro preferred shares and eToro options will be returned to the tendering eToro shareholders.

Regulatory matters

The merger is not subject to any federal or state regulatory requirement or approval, except for the ruling from the ITA according to which the receipt of price adjustment rights by each eToro shareholder and applicable eToro optionholder and the subsequent receipt of additional eToro common shares pursuant to such price adjustment rights each will not constitute taxable events, or setting forth other determinations regarding the tax treatment of the receipt of price adjustment rights and of additional eToro common shares pursuant thereto that are acceptable to eToro.

No appraisal rights

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of FTV common stock will not have appraisal rights in connection with the merger.

Resale of eToro common shares

The eToro common shares to be issued in connection with the merger will be freely transferable under the Securities Act except for (i) the PIPE shares, (ii) certain shares subject to lock-up or other transfer restrictions in connection with the transactions, and (iii) shares issued to any shareholder who may be deemed for purposes of Rule 144 under the Securities Act an “affiliate” of FTV immediately prior to the effective time or an “affiliate” of eToro following the merger. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, eToro or FTV (as appropriate) and may include the shareholders of eToro and executive officers, directors and significant stockholders of FTV (as appropriate).

Stock exchange listing of eToro common shares

Under the merger agreement, eToro has agreed to use commercially reasonable efforts to cause, prior to the effective time, the eToro common shares and warrants (including eToro common shares and eToro warrants issuable pursuant to the merger agreement) to be approved for listing on Nasdaq under the symbols “[•]” and “[•],” respectively, subject to official notice of issuance. Approval of the listing on Nasdaq of the eToro common shares (subject to official notice of issuance) is a condition to each party’s obligation to complete the merger. The corporate headquarters and principal executive offices of eToro will be located at 30 Sheshet Hayamim St., Bnei Brak, Israel.

Delisting and deregistration of FTV common stock

If the merger is completed, shares of FTV common stock, FTV public warrants and FTV units will be delisted from Nasdaq and will be deregistered under the Exchange Act.

eToro status as a foreign private issuer under the Exchange Act

eToro expects to be a “foreign private issuer” (under SEC rules). Consequently, upon consummation of the merger, eToro will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers and may not be subject to all the disclosure and other requirements applicable to U.S. public companies, including that eToro will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. eToro will not be required to file its annual report on Form 20-F until 120 days after the end of each fiscal year, whereas U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. In addition, eToro will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by eToro in BVI or under Nasdaq rules or that is distributed or required to be distributed by eToro to its shareholders.

In addition, eToro will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, eToro officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the eToro common shares.

Furthermore, it is possible that eToro will lose its status as a foreign private issuer after the merger. If that happens, eToro will no longer be exempt from such rules. eToro’s qualification for foreign private issuer status will be tested again as of June 30, 2022 (the final business day of the second fiscal quarter in 2022) to determine whether eToro will instead be subject to the reporting requirements applicable to U.S. companies registered under the Exchange Act beginning at the start of 2023. If it no longer meets the definition of a “foreign private issuer” as of that test date, eToro will begin to be required to file a quarterly report on Form 10-Q for the quarter ending March 31, 2023, and will be required to continue to file quarterly reports with the SEC thereafter. For a related discussion, see the section of this proxy statement/prospectus entitled “Risk factors.”

Despite its initial exemption due to its foreign private issuer status, following the consummation of the merger, eToro nevertheless expects to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

Combined company status as an emerging growth company under U.S. federal securities laws and related implications

Each of FTV and eToro is, and consequently, following the merger, the combined company will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, the combined company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find the combined company’s securities less attractive as a result, there may be a less active trading market for the combined company’s securities and the prices of the combined company’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The combined company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the combined company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the combined company’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the combined company’s initial public offering, (b) in which eToro has total annual total commissions of at least $1.07 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than $1 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Vote required for the merger proposal approval

The approval of the merger proposal will require the affirmative vote of the holders of a majority of the outstanding shares of FTV Class A stock and FTV Class B stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as votes “AGAINST” the merger proposal.

The merger is conditioned on the approval of the merger proposal, the new charter proposal and the material differences charter proposal. If the new charter proposal and the material differences charter proposal are not approved, then the merger proposal will have no effect, even if approved by the FTV stockholders.

Recommendation of the FTV Board

THE FTV BOARD UNANIMOUSLY RECOMMENDS THAT THE FTV STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of FTV’s directors may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is in the best interests of FTV and the FTV stockholders and what he or she may believe is best for himself or herself in determining to recommend that stockholders vote for the proposals. See the section of this proxy statement/prospectus entitled “Proposal one — The merger agreement — Interests of certain persons in the merger” for a further discussion.

PROPOSAL TWO — THE NEW CHARTER PROPOSAL

Assuming that the merger proposal is approved and the merger is consummated, under the terms of the merger agreement, at the effective time, the FTV certificate of incorporation will be amended and restated in the form attached to this proxy statement/prospectus as Annex B (the “proposed charter”). Accordingly, FTV is asking the holders of FTV Class B stock to approve the adoption of the proposed charter. The holders of shares FTV Class A common stock are not being asked to vote on this Proposal No. 2 because the FTV charter amendment is included in the merger proposal. The new charter proposal, if approved, will approve the following material differences between the FTV certificate of incorporation and the proposed charter to be in effect following the merger:

•        Under the proposed charter, FTV will be authorized to issue 100 shares of common stock, each having a par value of $0.01 per share. There are no other classes of capital stock authorized for issuance under the proposed charter. Under the FTV certificate of incorporation, FTV is authorized to issue 111,000,000 shares of capital stock, each with a par value of $0.0001 per share, of which (a) 110,000,000 shares are common stock, including (i) 100,000,000 shares of FTV Class A stock and (ii) 10,000,000 shares of FTV Class B stock, and (b) 1,000,000 shares are preferred stock.

•        Under the proposed charter, FTV’s corporate existence is perpetual, as opposed to its termination if a business combination is not consummated within a specified period of time under the FTV certificate of incorporation.

•        The proposed charter eliminates the forum selection provision and the “deemed consent” of stockholders to such forum contained in the FTV certificate of incorporation.

•        Under the proposed charter, there are no separate classes of directors and no staggered terms for service on the FTV board as provided for in the FTV certificate of incorporation.

•        The proposed charter eliminates the limitations in place on the corporate opportunity doctrine contained in the FTV certificate of incorporation.

•        The proposed charter eliminates certain provisions specific to FTV’s status as a blank check company that are contained in the FTV certificate of incorporation.

In the judgment of FTV’s board of directors, the new charter proposal is desirable for the following reasons:

•        The provisions that relate to the operation of FTV as a blank check company prior to the consummation of its initial business combination would not be applicable after the merger (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

•        The proposed charter is more appropriate for a private corporation with a single stockholder.

The proposed charter would govern the rights of eToro, as the sole shareholder of FTV following the merger. Your rights as a shareholder of eToro would be governed by the eToro A&R articles.

Required vote

The approval of the new charter proposal requires the affirmative vote a majority of the holders of the majority of the outstanding shares of the FTV Class B stock, voting separately as a single class. Abstentions and broker non-votes will have the same effect as votes “AGAINST” the new charter proposal.

The merger is conditioned on the approval of the new charter proposal, the merger proposal, and the material differences charter proposal. If the merger proposal and the material differences charter proposal are not approved, this new charter proposal will have no effect, even if approved by the FTV stockholders.

Recommendation of the FTV board

THE FTV BOARD UNANIMOUSLY RECOMMENDS THAT THE FTV STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NEW CHARTER PROPOSAL.

PROPOSAL THREE — THE MATERIAL DIFFERENCES CHARTER PROPOSAL

Assuming that the merger proposal is approved, FTV is asking the FTV stockholders to approve the material differences between the FTV certificate of incorporation, which applies to the FTV common stock prior to the merger, and the eToro A&R articles, which will apply following the merger to the eToro common shares into which the shares of FTV common stock are converted in the merger. The material differences charter proposal, if approved, will approve the following material differences between the FTV certificate of incorporation and the eToro A&R articles to be in effect following the merger:

•        eToro’s A&R articles will provide for two classes of eToro shares: eToro common shares, no par value, and eToro preferred shares, no par value. Under the eToro A&R articles, there will be only one class of eToro common shares, as opposed to two classes of common shares as provided for in the FTV certificate of incorporation. The eToro common shares will each have one vote per share. The eToro preferred shares will have such designations, powers, preferences, rights, qualifications, limitations and restrictions as specified by the eToro board of directors prior to issuance.

•        eToro’s corporate existence is perpetual, as opposed to FTV’s corporate existence, which will terminate if a business combination is not consummated within a specified time period.

•        eToro’s A&R articles will not include the various provisions applicable only to special purpose acquisition companies that the FTV certificate of incorporation contains.

•        eToro shareholders will have the right to call a special meeting as long as they are entitled to exercise one-third or more of the issued and outstanding shares entitled to vote in respect of the matter for which the meeting is requested, as opposed to only by the chairman of the board as under FTV’s certificate of incorporation.

•        No action may be taken by the eToro shareholders by written consent, unless the action to be effected by written consent of the eToro shareholders and the taking of such action by such written consent have expressly been approved in advance by the eToro board.

•        Under the eToro A&R articles, a quorum for an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-third of the votes of the eToro shares entitled to vote as a class or series thereon if the meeting is called by the eToro shareholders. If the meeting is called by the eToro board, a quorum for such an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-fourth of the votes of the eToro shares entitled to vote as a class or series thereon. A quorum for a meeting of the FTV stockholders requires the presence in person or by proxy of a simple majority of the outstanding FTV shares entitled to vote on the applicable matter.

•        For regulatory ownership limitations, the eToro A&R articles will impose a 9.9% ownership limitation on outstanding shares absent approval by the eToro board, subject to certain exceptions. There is no such restriction on FTV stock ownership.

•        The eToro A&R articles may be amended by the affirmative vote of at least a majority of the votes cast at a meeting of the eToro shareholders; provided that any amendment of the eToro A&R articles with respect to any amendment of the classified board, 9.9% ownership limitation or director removal standard, such amendment will require the affirmative vote of at least two-thirds of the votes of the eToro shares entitled to vote at a meeting of the eToro shareholders; provided, further, that in no event shall such amendment be made unless the eToro board has recommended the eToro shareholders to vote in favor of adoption of such amendment by a board resolution.

•        Under the eToro A&R articles, the eToro board will be a classified board, divided into three classes, as opposed to FTV’s two classes. Class I directors will initially serve until the first annual meeting of eToro shareholders following the closing; Class II directors will initially serve until the second annual meeting of eToro shareholders following the closing; and Class III directors will initially serve until the third annual meeting of eToro shareholders following the closing. Commencing with the first annual meeting of shareholders following the closing, directors of each class the term of which will then expire will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office.

•        Under the eToro A&R articles, directors can be removed from office, with cause, by a resolution of eToro shareholders passed at a meeting of eToro shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolution passed by at least two-thirds of the shares of the eToro shareholders entitled to vote at a meeting for the election of directors, as opposed to FTV’s simple majority requirement.

•        Pursuant to the eToro A&R articles, the positions of chairman of the eToro board and chief executive officer may be held by the same person.

In the judgment of the FTV board, the material differences charter proposal is desirable for the following reasons:

•        The single class of common shares is desirable because all shares of FTV common stock will be exchanged for eToro common shares at the effective time and because it will allow eToro to have a streamlined capital structure.

•        The provisions that relate to the operation of FTV as a blank check company prior to the consummation of its initial business combination would not be applicable after the merger (such as the obligation to dissolve and liquidate if a merger is not consummated in a certain period of time).

A copy of the eToro A&R articles, as will be in effect assuming the approval of the material differences charter proposal and upon consummation of the merger, is attached to this proxy statement/prospectus as Annex C.

Required vote

The approval of the material differences charter proposal requires the affirmative vote of the holders of a majority of the outstanding shares of FTV Class A stock and FTV Class B stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as votes “AGAINST” the material differences charter proposal.

The merger is conditioned on the approval of the material differences charter proposal, the new charter proposal and the merger proposal. If the merger proposal and the new charter proposal are not approved, this material differences charter proposal will have no effect, even if approved by the FTV stockholders.

Recommendation of the FTV board

THE FTV BOARD UNANIMOUSLY RECOMMENDS THAT THE FTV STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MATERIAL DIFFERENCES CHARTER PROPOSAL.

PROPOSAL FOUR — THE ADJOURNMENT PROPOSAL

The adjournment proposal allows the FTV board to submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the consummation of the merger proposal, the new charter proposal, or the material differences charter proposal. In no event will FTV solicit proxies to adjourn the special meeting or consummate the merger beyond the date by which it may properly do so under the FTV certificate of incorporation and Delaware law. The purpose of the adjournment proposal is to provide more time for the FTV stockholders, eToro and the eToro shareholders to make purchases of FTV public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the merger proposal, the new charter proposal, and the material differences charter proposal and to meet the requirements that are necessary to consummate the merger. See the section of this proxy statement/prospectus entitled “Proposal one — The merger agreement proposal — Interests of certain persons in the merger” for a description of the circumstances under which the Sponsors, FTV officers, directors or their respective affiliates may purchase FTV public shares in order to increase the likelihood of obtaining a favorable vote on such proposals.

In addition to an adjournment of the special meeting upon approval of an adjournment proposal, the FTV board is empowered under Delaware law to postpone the special meeting at any time prior to the meeting being called to order. In such event, FTV will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the adjournment proposal is not approved

If an adjournment proposal is presented to the special meeting and is not approved by the FTV stockholders, the FTV board may not be able to adjourn the special meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the merger, the new charter proposal, or the material differences charter proposal.

Required vote and recommendation of the FTV board

Adoption of the adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of shares of the FTV Class A stock and the FTV Class B stock, voting together as a single class, represented virtually or by proxy at the special meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the adjournment proposal.

Adoption of the adjournment proposal is not conditioned upon the adoption of the merger proposal or any other proposal.

THE FTV BOARD UNANIMOUSLY RECOMMENDS THAT THE FTV STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

THE MERGER AGREEMENT

For a discussion of the merger structure and merger consideration provisions of the merger agreement, see the section of this proxy statement/prospectus entitled “Proposal one — The merger agreement proposal.” Such discussion and the following summary of other material provisions of the merger agreement is qualified by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. All FTV stockholders are encouraged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

The merger agreement summary below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the merger agreement and not to provide any other factual information regarding FTV, eToro or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus.

Closing and closing date of the transactions

eToro is acquiring FTV through a merger of FTV with and into merger sub, a wholly owned subsidiary of eToro. FTV will survive the merger as a wholly-owned subsidiary of eToro.

The closing of the merger will take place as promptly as reasonably practicable, but in no event later than the second business day following the satisfaction or waiver of the conditions set forth in the merger agreement (summarized below under the subsection entitled “— Conditions to closing of the transactions”) unless FTV and eToro agree in writing to another time or unless the merger agreement is terminated pursuant to its terms.

Pre-closing transactions

Conversion of eToro securities

Prior to the effective time, subject to receiving the requisite approval of the eToro shareholders, eToro intends to effect the following transactions:

•        Preferred share conversion.    Each outstanding eToro preferred share that is issued and outstanding immediately prior to the preferred share conversion will be automatically converted into a number of eToro common shares determined in accordance with eToro’s organizational documents.

•        Reclassification; price adjustment rights.    Immediately following the preferred share conversion, without any further action on the part of any holder of eToro common shares or its vested options, each outstanding eToro common share, including those underlying the vested outstanding and unexercised options to purchase eToro common shares issued pursuant to eToro’s Employee Share Option Plan in 2007, will be reclassified into (i) one eToro common share and (ii) its pro rata share of 40,000,000 eToro price adjustment rights. Following the reclassification, each of the eToro common shares that is reclassified into an eToro common share and the right to receive the applicable portion of the price adjustment rights will no longer be outstanding and will automatically be canceled. The price adjustment rights represent a right to receive, without any further action required by the holders of such rights, in the aggregate, up to an additional 40,000,000 eToro common shares, 50% of which will automatically vest and be exercised if, at any time on or prior to the last day of the 30th month following the closing date, the stock price of the eToro common shares is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period, and 50% which will automatically vest and be exercised if, at any time on or prior to the last day of the 60th month following the closing date, the stock price of the eToro common shares is greater than or equal to $17.50 over any 20 trading days within any 30 trading day period, subject in either case to the earlier automatic vesting and exercise immediately prior to the occurrence of a liquidation, merger, capital stock exchange, or other similar transaction that results in holders of eToro common shares having the right to exchange their eToro common shares for cash, securities or other property.

•        Stock split.    Immediately following the reclassification and prior to the consummation of the PIPE investment transaction, eToro will effect a stock split to cause the value of the outstanding eToro common shares immediately prior to the effective time to equal $10.00 per share. Each outstanding and unexercised option to purchase eToro common shares issued pursuant to eToro’s Employee Share Option Plan in 2007, whether or not then vested or fully exercisable, will be equitably adjusted to give effect to the stock split.

•        PIPE investment.    Substantially concurrently with the closing and after the completion of the stock split, eToro will consummate the PIPE investment transaction in accordance with the terms of the subscription agreements, pursuant to which the PIPE investors who are party to the subscription agreements will purchase from eToro an aggregate of 65,000,000 eToro common shares for a purchase price of $10.00 per share, for an aggregate purchase price of $650 million. The closing of the PIPE is conditioned upon the consummation of the merger.

•        Pre-PIPE conversion.    Concurrently with the consummation of the PIPE investment, the aggregate investment amount will convert into approximately 46,505,000 eToro common shares. The conversion of this $250 million investment will occur automatically in accordance with the terms of the advance investment agreement.

•        Self-tender offer.    Prior to the effectiveness of this registration statement, eToro conducted a self-tender offer pursuant to which an aggregate of [•] eToro common shares (including eToro common shares issuable upon conditional conversion of eToro preferred shares and the conditional exercise of eToro options) were tendered. After giving effect to the stock split, the implied per share purchase price in the self-tender offer was $10.00 per share. eToro is no longer accepting any eToro common shares (including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options) in the self-tender offer and no eToro shareholder is entitled to tender, or withdraw any previously tendered, eToro common shares (including common shares issuable upon conditional conversion of eToro preferred shares or conditional exercise of eToro options). If the closing does not occur, the tendered eToro common shares, eToro preferred shares and eToro options will be returned to the tendering eToro shareholders.

Conversion of FTV securities

At the effective time, all the excluded shares will automatically be cancelled and no merger consideration or other consideration will be payable in exchange for the excluded shares. Thereafter, at the effective time, by virtue of the merger and without any action on the part of FTV or any holders of any shares of FTV common stock:

•        Each unit of FTV will be automatically separated and become one share of FTV Class A stock and one-third of one FTV public warrant or FTV private placement warrant, as applicable.

•        Each share of FTV Class B stock issued and outstanding immediately prior to the effective time (after giving effect to the forfeiture of certain shares of FTV Class B stock, as discussed in more detail in the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Sponsor agreement”) will be converted into the right to receive one eToro common share.

•        Each share of FTV Class A stock issued and outstanding immediately prior to the effective time (after giving effect to the FTV stockholder redemption and other than excluded shares) will be converted into the right to receive one eToro common share.

•        Each FTV public warrant outstanding immediately prior to the effective time will be converted into one eToro warrant.

•        Each FTV private placement warrant will be cancelled and forfeited for no consideration.

Conversion of merger sub securities

At the effective time, each outstanding share of common stock of merger sub will be converted into one share of common stock of FTV, which will constitute the only outstanding capital stock of FTV.

Representations and warranties

The merger agreement contains customary representations and warranties of eToro and FTV relating to their respective businesses. The accuracy of each party’s representations and warranties, subject to certain materiality standards, is a condition to completing the merger. See the section of this proxy statement/prospectus entitled “The merger agreement — Conditions to closing of the transactions.”

The merger agreement contains representations and warranties of FTV relating, among other things, to:

•        organization and qualification;

•        capitalization;

•        the authorization, delivery and enforceability of the merger agreement and the other transaction documents;

•        governmental approvals and no conflicts;

•        compliance with laws and material permits;

•        SEC Reports and financial statements;

•        absence of certain changes;

•        litigation and proceedings;

•        business activities;

•        material contracts;

•        Nasdaq listing;

•        trust account;

•        taxes;

•        information supplied;

•        employees and employee benefits;

•        insurance;

•        intellectual property;

•        title to property;

•        financing;

•        board approval and stockholder vote;

•        transactions with affiliates;

•        the inapplicability of state takeover statutes;

•        broker’s fees;

•        non-Israeli residency;

•        working capital notes; and

•        independent investigation and absence of outside reliance.

The merger agreement contains representations and warranties of eToro relating, among other things, to:

•        organization and qualification;

•        eToro subsidiaries;

•        capitalization;

•        the authorization, delivery and enforceability of the merger agreement and the other transaction documents;

•        governmental approvals and no conflicts;

•        compliance with laws and material permits;

•        financial statements;

•        absence of undisclosed liabilities;

•        absence of certain changes;

•        litigation and proceedings;

•        employee benefits;

•        labor matters;

•        real property and tangible property;

•        taxes;

•        environmental matters;

•        intellectual property;

•        privacy;

•        material contracts;

•        PIPE financing;

•        insurance;

•        transactions with affiliates;

•        information supplied;

•        anti-bribery and anti-corruption;

•        international trade and sanctions;

•        governmental grants;

•        broker’s fees; and

•        independent investigation and absence of outside reliance.

Material adverse effect

eToro and FTV have qualified certain of the representations and warranties by a materiality or a material adverse effect standard. The merger agreement defines “material adverse effect,” as the following:

•        With respect to eToro, material adverse effect means any state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of eToro and its subsidiaries, taken as a whole; or (b) the ability of eToro to consummate the transactions by December 31, 2021; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect with respect to eToro under the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural or man-made disasters; (iii) epidemics, pandemics, including COVID-19 or any COVID-19 measures, or other public health emergencies; (iv) changes attributable to the public announcement or the pendency of the transactions (including the impact thereof on relationships with users, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable legal requirements or enforcement or interpretations thereof or decisions by any governmental entity after the date of the merger agreement; (vi) changes in IFRS (or any interpretation thereof) after the date of the merger agreement; (vii) any change in general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events, changes or conditions generally affecting the industries and markets in which eToro or one of its subsidiaries operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) will not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a material adverse effect with respect to eToro (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); or (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the merger agreement, (B) taken with the prior written consent of or at the prior written request of FTV or (C) taken by, or at the request of, FTV ((i)-(x), the “excluded events”); provided, further, that, if any state of facts, developments, changes, circumstances, occurrences, events or effects described in clause (i), (iii), (v), (vi) or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of eToro and its subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which eToro and its subsidiaries conduct their respective operations, then such state of facts, developments, changes, circumstances, occurrences, events or effects may be taken into account (unless otherwise excluded) in determining whether a material adverse effect with respect to eToro has occurred, but solely to the extent of such disproportionate impact (the “eToro material adverse effect”).

•        With respect to FTV, material adverse effect means any state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of FTV and its subsidiaries, taken as a whole; or (b) the ability of FTV to consummate the transactions by the December 31, 2021; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect with respect to FTV under the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires or other natural or man-made disasters; (iii) epidemics, pandemics (including COVID-19 or any COVID-19 measures); (iv) changes attributable the public announcement or the pendency of the transactions (including the impact thereof on relationships with users, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable legal requirements or enforcement or interpretations thereof or decisions by any governmental entity after the date of the merger agreement; (vi) changes in U.S. GAAP (or any interpretation thereof) after the date of the merger agreement; (vii) general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events or conditions generally affecting the industries and markets in which FTV operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) will not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a material adverse effect with respect to FTV (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); or (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the merger agreement, (B) taken with the prior written consent of or at the prior written request of eToro or merger sub, or (C) taken by, or at the request of, eToro or merger sub; provided, further, that, if any state of facts, developments, changes, circumstances, occurrences, events or effects described in clause (i), (iii), (v), (vi) or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of FTV relative to similarly situated companies in the industries in which FTV conducts its operations, then such state of facts, developments, changes, circumstances, occurrences, events or effects may be taken into account (unless otherwise excluded) in determining whether a material adverse effect with respect to FTV has occurred, but solely to the extent of such disproportionate impact (the “FTV material adverse effect”).

eToro and FTV have made their respective representations and warranties solely for the benefit of the other party and to allocate risk between the parties rather than establishing the statements as facts, and no other person should rely on such representations and warranties. In addition, such representations and warranties:

•        have been qualified by information that eToro and FTV set forth in disclosure schedules that the parties exchanged in connection with the merger agreement, which modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•        in the case of FTV, have been qualified by information that FTV set forth in the reports that it has filed with the SEC;

•        will not survive consummation of the merger;

•        may be intended not as statements of fact; and

•        are subject to the materiality and material adverse effect standards described in the merger agreement, which may differ from what may be viewed as material by you.

Covenants

Commercially reasonable efforts

The parties have each agreed to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the merger agreement.

Interim operating covenants

FTV and eToro have each agreed to, during the period from the date of the merger agreement and continuing until the earlier of the termination of the merger agreement pursuant to its terms and the closing and subject to certain exceptions included in the confidential disclosure schedules, such party will, and will cause its subsidiaries to, carry on its business in the ordinary course consistent with past practice, except: (x) to the extent that the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed); (y) as required by applicable legal requirements (including any COVID-19 measure) or any governmental entity or as reasonably necessary in light of COVID-19; or (z) as expressly required, permitted or contemplated by the merger agreement or the other transaction agreements.

In addition, under the merger agreement, eToro has agreed that, during the period from the date of the merger agreement and continuing until the earlier of the termination of the merger agreement pursuant to its terms and the closing and subject to certain exceptions included in the confidential disclosure schedules, except (x) to the extent that FTV otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed); (y) as required by applicable legal requirements (including any COVID-19 measure) or any governmental entity or as reasonably necessary in light of COVID-19; or (z) as expressly required, permitted or contemplated by the merger agreement or the other transaction agreements, eToro will not and will cause its subsidiaries not to, do any of the following:

•        sell, assign, lease, sublease, exclusively license, exclusively sublicense, abandon, pledge or otherwise transfer or dispose of or grant any right, title or interest in, to or under, any material assets (including material owned intellectual property) of eToro and its subsidiaries taken as a whole, except (i) in the ordinary course of business or (ii) any transaction between eToro or any of its direct or indirect wholly-owned subsidiaries, on the one hand, and any other direct or indirect wholly-owned subsidiary of eToro, on the other hand;

•        except for transactions solely among eToro and any of its subsidiaries:

•        declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity security of eToro or any of its subsidiaries (other than distributions made by any direct or indirect wholly-owned subsidiaries of eToro, to eToro or any of its other direct or indirect wholly-owned subsidiaries), or split, combine or reclassify any capital stock or other equity security of eToro or any of its subsidiaries;

•        repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of eToro or its subsidiaries, other than repurchases, redemptions or other acquisitions of any such capital stock or other equity security from directors, officers, employees or consultants in accordance with the terms of any equity incentive plan or such person’s employment, grant, consulting or subscription agreement, in each case, in accordance with eToro’s governing documents and such plan or agreement, as in effect as of the date of the merger agreement (or modified after the date of the merger agreement in accordance with the merger agreement);

•        grant, issue or sell, or authorize the grant, issuance or sale of any capital stock or equity security of eToro or any of its subsidiaries (other than (i) the issuance of any securities in arm’s-length in order to satisfy capital requirements imposed by any governmental entity or counterparty or at a price per share that is no less than $10.00 multiplied by the split factor, (ii) the issuance of any capital stock or other equity securities that is included in the calculation of Fully-Diluted Company Share Amount (as defined in the merger agreement), (iii) grants, issuances or sales made to directors, officers, employees or consultants in accordance with the terms of any equity incentive plan or such person’s employment, grant or subscription agreement, in each case, up to the total number of equity awards available under eToro’s equity award pool as of the date of the merger agreement and in accordance with eToro’s governing documents and such plan or agreement, as in effect as of the date of the merger agreement or modified after the date of the merger agreement in accordance with the merger agreement or (iv) issuance of any securities as consideration for the acquisition of any person or business (whether by merger, stock acquisition, asset acquisition or otherwise) so long as the aggregate amount of securities so issued represent less than 9.9% of the total outstanding equity interests of eToro immediately prior to the execution of the merger agreement);

•        amend its governing documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business;

•        make any loans to any person other than any of eToro or any of its subsidiaries and other than advances for business expenses and loans or advances to users and suppliers in the ordinary course of business;

•        create, incur, assume, guarantee or otherwise become liable for any indebtedness in excess of $300,000,000 other than (i) guarantees between eToro and any of its subsidiaries or between its subsidiaries, (ii) any transaction between eToro or any of its direct or indirect wholly-owned subsidiaries, on the one hand, and any other direct or indirect wholly-owned subsidiary of eToro, on the other hand, and (iii) indebtedness of eToro or its subsidiaries with liquidity providers or payment processors that may be necessary for the operation of the business of eToro or its subsidiaries;

•        amend or terminate (i) the Third Amendment to the Third Amended and Restated Investors’ Rights Agreement, dated as of March 16, 2021, (ii) the Third Amendment to the Third Amended and Restated Right of Refusal and Co-Sale Agreement, dated as of March 16, 2021 or (iii) the First Amendment to the Fifth Amended and Restated Voting Agreement, dated as of March 16, 2021;

•        make any material change in accounting methods, principles or practices or change any material method of accounting for tax purposes, except as require by IFRS or to obtain compliance with PCAOB auditing standards or to upgrade its practices to those suitable for a public company;

•        make, change or revoke any material election concerning taxes, other than in the ordinary course of business;

•        engage in any material new line of business, excluding any expansion of any existing line of business or into a new geographical region;

•        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of eToro;

•        enter into any transaction with any shareholder of eToro under which eToro agrees to provide any material asset of eToro or its subsidiaries, or any material payment, other than (i) in the ordinary course of business, (ii) compensation, benefits and expense reimbursement made or provided to any director, officer, employee or consultant of eToro or its subsidiaries or (iii) any transaction or payment that is on arms’ length terms and approved by a majority of the disinterested members of eToro board;

•        incur (or otherwise take any action that would reasonably be expected to incur) fees, costs and expenses in excess of $50,000,000 in connection with the negotiation, preparation and execution of the merger agreement and the consummation of the transactions, excluding the costs incurred at the request or direction of FTV; and

•        enter into any contract to take, or cause to be taken, any of the foregoing actions.

In addition, under the merger agreement, FTV has agreed that, during the period from the date of the merger agreement and continuing until the earlier of the termination of the merger agreement pursuant to its terms and the closing and subject to certain exceptions included in the confidential disclosure schedules, except (w) to the extent that eToro otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed); (x) as required by applicable legal requirements (including any COVID-19 measure) or any governmental entity or as reasonably necessary in light of COVID-19; or (y) as expressly required, permitted or contemplated by the merger agreement or the other transaction agreements, FTV will not and will cause its subsidiaries not to, do any of the following:

•        declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock, warrant or other equity security or split, combine or reclassify any capital stock, warrant or other equity security, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

•        purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of FTV, eToro or any of eToro’s subsidiaries;

•        acquire or establish any subsidiary;

•        grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

•        enter into any agreement, understanding or arrangement with respect to the voting of equity securities of FTV;

•        amend the governing documents of FTV;

•        voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of material assets or properties or FTV or its subsidiaries;

•        create, incur, assume, guarantee or otherwise become liable for, any indebtedness for borrowed money; (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; (C) make a loan or advance to, or capital contribution or investment in, any person; or (D) enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business; provided, however, that FTV is permitted to incur indebtedness under the working capital notes discussed elsewhere in this proxy statement/prospectus in order to meet its reasonable working capital requirements, with any such loans to be made only as reasonably required by the operation of FTV in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length and repayable at closing;

•        make any change in accounting methods, principles or practices except as required by U.S. GAAP (or any interpretation thereof) or applicable legal requirements;

•        make, change or revoke any material tax election, other than in the ordinary course of business or required by an applicable legal requirement;

•        change (or request to change) any material method of accounting for tax purposes, other than in the ordinary course of business or required by an applicable legal requirement;

•        create any liens on any material property or material assets of FTV;

•        liquidate, dissolve, reorganize or otherwise wind up the business or operations of FTV;

•        pay, distribute or advance any assets or property to any of FTV’s officers, directors, stockholders or other affiliates (other than its subsidiaries) or enter into or amend any agreement with respect to the foregoing, other than regarding (a) payments or distributions relating to obligations in respect of arm’s-length commercial transactions or (b) reimbursement for reasonable expenses incurred in connection with FTV or its subsidiaries;

•        hire any employee or adopt or enter into any employee benefit or compensatory plan, policy, program, agreement, trust or arrangement;

•        modify or amend the trust agreement or enter into or amend any other agreement related to the trust account;

•        incur (or otherwise take any action that would reasonably be expected to incur) fees, costs and expenses in excess of $35,000,000 in connection with the negotiation, preparation and execution of the merger agreement, the consummation of the transactions or the initial public offering of FTV shares; or

•        enter into any contract to take, or cause to be taken, any of the foregoing actions.

Additional covenants of the parties

The merger agreement contains additional covenants of FTV including, among other things, covenants relating to:

•        convening a stockholder meeting and obtaining the requisite approval of the FTV stockholders of the merger agreement and the transactions contemplated thereunder, including:

•        setting a record date that is mutually agreed upon by FTV and eToro for determining the FTV stockholders entitled to attend the special meeting to be called in connection with the merger;

•        commencing a “broker search” in accordance with Rule 14a-12 of the Exchange Act;

•        giving notice of and holding a special meeting of FTV stockholders for the purpose of obtaining the requisite approval of the FTV stockholders with respect to the merger proposal, the new charter proposal, the material differences charter proposal and the adjournment proposal using commercially reasonable efforts to obtain the approval of the FTV stockholders at such special meeting;

•        including recommendation in favor of the merger and the transactions in this proxy statement/prospectus;

•        the FTV board, or committees or subgroups of the FTV board, not changing, withdrawing, withholding, qualifying or modifying its recommendation in favor of the merger and the transactions in this proxy statement/prospectus, or publicly proposing to take any of the foregoing actions (a “FTV change in recommendation”), except when (i) any state of facts, development, change, circumstance, occurrence, event or effect, in each case, other than any excluded event, that (a) individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of eToro or its subsidiaries, taken as a whole, (b) if existing as of the date of the merger agreement, was not known, or reasonably capable of being known, to FTV as of the date of the merger agreement and (c) becomes known to FTV thereafter (“intervening event”), (ii) based solely on the occurrence of such intervening event, FTV board determines in good faith, after consultation with its outside legal counsel, that a failure to make a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties to FTV stockholders under the DGCL and (iii) FTV delivers to eToro a written notice to make a change in recommendation according to the terms and procedures outlined in the merger agreement;

•        not postponing or adjourning the special meeting to be called in connection with the merger except (i) to ensure that any supplement or amendment to this proxy statement/prospectus that the FTV board has determined in good faith is required is disclosed and promptly disseminated to FTV stockholders prior to the special meeting, (ii) to constitute a quorum necessary to conduct the business to be conducted at the special meeting is reached; (iii) to seek withdrawals of redemption requests from the FTV stockholders if FTV or eToro reasonably expects that the requisite thresholds for available cash set forth as condition to the merger would not be satisfied at the closing; or (v) in order to solicit additional proxies from the FTV stockholders for purposes of obtaining approval when the votes cast by proxy are not sufficient to approve the matters to be voted on at the special meeting;

•        reasonably cooperating with eToro with respect to obtaining certain tax rulings from the ITA, including with respect to the merger consideration and price adjustment rights as contemplated under the merger agreement;

•        using commercially reasonable efforts (i) until the effective time, to ensure that FTV remains listed as a public company, and for shares of FTV Class A stock and FTV public warrants to be listed on Nasdaq and (ii) after the effective time, to take such actions as are reasonably necessary or advisable to cause the shares of FTV Class A stock and FTV public warrants to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable;

•        non-solicitation of other business combination proposals from the date of the merger agreement and continuing until the earlier of the termination of the merger agreement or the closing, under which FTV covenants not to:

•        solicit, initiate or knowingly encourage any inquiries or proposals by, or provide any information to, any person (other than eToro, merger sub and their respective representatives or any representative of FTV or any Sponsor) concerning any merger, consolidation, purchase of ownership interests or assets of, by or otherwise involving FTV, or any recapitalization or other business combination transaction involving FTV (each, a “FTV business combination”);

•        enter into or continue any discussions, negotiations or transactions with or respond to any inquiries or proposals by any person (other than eToro and its representatives or any of FTV’s representatives) concerning any FTV business combination, except to inform such person of FTV’s obligations under the non-solicitation covenant;

•        enter into any agreement regarding a FTV business combination;

•        commence, continue or renew any due diligence investigation regarding a FTV business combination;

•        prepare or take any steps in connection with an offering of any securities of FTV (or any affiliate or successor of FTV);

•        delivering documents, opinions and notices required to be delivered to Continental upon satisfaction or, to the extent permitted by applicable legal requirement, waiver of the conditions to closing and provision of notice under the trust agreement and making all appropriate arrangements to cause Continental to distribute funds held in the trust account as directed in the termination letter of the trust agreement;

•        purchasing a pre-paid “tail” or “runoff” directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the effective time on substantially similar terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than those of such policy in effect on the date of the merger agreement for the six-year period following the closing; provided that the aggregate cost of such policy will not exceed 300% of the most recent aggregate annual premium paid by FTV;

•        preparing and delivering the FIRPTA certificate;

•        complying with the reporting requirements of Section 16(a) of the Exchange Act with respect to FTV to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•        repaying all amounts owed under the FTV working capital notes; and

•        terminating certain agreements without any liability being imposed on FTV or its subsidiaries.

The merger agreement contains additional covenants of eToro including, among other things, covenants relating to:

•        obtaining the requisite approval of the eToro shareholders with respect to the merger, the preferred share conversion, the reclassification and certain other matters contemplated by the merger agreement;

•        using commercially reasonable efforts to obtain certain tax rulings from the ITA, including with respect to the merger consideration and price adjustment rights as contemplated under the merger agreement;

•        using commercially reasonable efforts to cause: (i) eToro’s initial listing application with Nasdaq in connection with the transactions to have been approved; (ii) eToro to satisfy all applicable initial listing requirements of Nasdaq; and (iii) eToro common shares and eToro warrants issuable in accordance with the merger agreement to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after this proxy statement/prospectus is approved and before the effective time;

•        waiving any right, title, interest or claim of any kind that eToro has or may have in the future in or to the trust account and agrees not to seek recourse against the trust account or any funds distributed therefrom as a result of, or arising out of, the merger agreement and any negotiations, contracts or agreements with FTV other than (i) eToro’s right to pursue a claim against FTV pursuant to the merger agreement for legal relief against monies or other assets of FTV held outside the trust account or for specific performance or other equitable relief in connection with the transactions, or for intentional fraud in the making of the representations and warranties; and (ii) eToro’s future claims pursuant to the merger agreement against FTV’s assets or funds that are not held in the trust account;

•        agreeing to non-solicitation covenant regarding other business combination proposals, under which:

•        From the date of the merger agreement and continuing until the earlier of the termination of the merger agreement or the closing, eToro covenants not to:

•        solicit, initiate or knowingly encourage any inquiries or proposals by, or provide any information to, any person other than FTV, eToro and their representatives concerning any inquiry, proposal or offer from any person (other than FTV and its representatives or any of eToro’s representatives) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (a) 25% or more of the outstanding company equity securities or (b) 25% or more (based on the fair market value thereof, as determined by the eToro board) of the assets (including capital stock of the subsidiaries of eToro) of eToro and its subsidiaries, taken as a whole, (ii) any tender offer or exchange offer that, if consummated, would result in any person owning, directly or indirectly, 25% or more of the outstanding company equity securities or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving eToro pursuant to which any person (other than FTV) would own, directly or indirectly, 25% or more of the equity securities of eToro or of the surviving entity in a merger or the resulting direct or indirect parent of eToro or such surviving entity, other than, in the case of the foregoing clauses (i), (ii) and (iii), the transactions or any such transaction by eToro or its subsidiaries in the ordinary course of business that would not involve amending of eToro’s governing documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business (such proposal, a “company acquisition proposal”);

•        enter into or continue any discussions, negotiations or transactions with or respond to any inquiries or proposals by any person (other than FTV and its representatives or any of eToro’s representatives) concerning any company acquisition proposal, except to inform such person of eToro’s obligations under the non-solicitation covenant; or

•        enter into any agreement regarding any company acquisition proposal;

•        Provided that, notwithstanding the foregoing, prior to obtaining the requisite eToro shareholder approval with respect to the merger, the preferred share conversion, the reclassification and certain other matters contemplated by the merger agreement, eToro or the eToro board may:

•        make any legally required disclosure to eToro shareholders with regard to the transactions or a company acquisition proposal;

•        make a change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, any previous recommendation by eToro or the eToro board of the merger or approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable a company acquisition proposal (“eToro change in recommendation”), if and only if (i) after March 16, 2021 and prior to obtaining the requisite eToro shareholder approval with respect to the merger, the preferred share conversion, the reclassification and certain other matters contemplated by the merger agreement, eToro receives a bona fide written company acquisition proposal for 100% of eToro shares that did not involve a material breach of the non-solicitation covenant, which (a) eToro board determines in good faith (after consultation with its outside legal counsel and financial advisor) is reasonably likely to be consummated in accordance with its terms, (b) is either (1) expressly conditioned on the termination of the merger agreement or (2) of a nature that would make consummation of both such transaction and the transactions impracticable or undesirable, (c) would, if consummated, result in a transaction that is more favorable from a financial point of view to eToro shareholders or eToro after taking into account all relevant factors in good faith by eToro board and (d) requires that at least 20% of all consideration payable in connection with the proposed acquisition or purchase be paid in cash, subject to the terms and conditions set forth in the merger agreement (each such proposal, a “superior proposal”) and (ii) eToro complies with procedures of making such eToro change in recommendation, including: (a) delivering FTV a written notice of the superior proposal that is the basis of the changed recommendation, and (b) the eToro board, after five business days of providing such notice (“superior proposal notice period”), again determining in good faith (1) that such company acquisition proposal continues to constitute a superior proposal, and (2) that a failure to make such a eToro change in recommendation or a termination of the merger agreement would reasonably be expected to be inconsistent with its fiduciary duties under any legal requirement even if the adjustments to the terms and conditions of the merger agreement proposed by FTV (if any) during the superior proposal notice period were to be given effect;

•        contact and engage in discussions with any person or group and their respective representatives who has made a bona fide written company acquisition proposal after March 16, 2021 that did not result from a material breach of the non-solicitation covenant, solely for the purpose of clarifying such company acquisition proposal and the terms thereof;

•        contact and engage in any negotiations or discussions with any person and its representatives who has made a bona fide written company acquisition proposal after March 16, 2021 that did not result from a material breach of the non-solicitation covenant (which negotiations or discussions need not be solely for clarification purposes), (ii) enter into any confidentiality agreement with the person making such bona fide written company acquisition proposal on terms not less restrictive with respect to the person making such company acquisition proposal than those set forth in the confidentiality agreement are to FTV (an “acceptable confidentiality agreement”) and (iii) providing access to the eToro’s or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a person who has made such bona fide written company acquisition proposal that did not result from a material breach of the non-solicitation covenant, in each case, if (a) the eToro board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Company acquisition proposal constitutes or could reasonably be expected to constitute a superior proposal and (b) eToro has entered into an acceptable confidentiality agreement with the person so making such bona fide written Company acquisition proposal; provided that eToro will provide to FTV any material non-public information or data that is provided to any person that was not previously made available to FTV prior to or substantially concurrently (and in any event within 24 hours thereof); or

•        resolving, authorizing, committing or agreeing to take any of the foregoing actions;

•        providing rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers of FTV until the six-year anniversary of the closing;

•        payment of transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of the merger agreement;

•        not amending the subscription agreements or waiving any provision thereto in any manner that is material and adverse to FTV without its prior written consent;

•        approving the incentive equity plan and filing an effective registration statement on Form S-8 with respect to eToro shares issuable under such plan;

•        using commercially reasonable efforts to obtain from a “big four” accounting firm PCAOB compliant audited financial statements of eToro for the fiscal years ending December 31, 2020 and December 31, 2019, as well as such other financial statements of eToro that are required to be included in the registration statement;

•        instructing the registered agent of eToro to file the amended and restated articles of incorporation of eToro with the Registry of Corporate Affairs of the British Virgin Islands by no later than five days prior to the anticipated closing date; and

•        paying any filing fees required by governmental entities, including with respect to any required regulatory approvals, any tax rulings from the ITA, including with respect to the merger consideration and price adjustment rights or any registrations, declarations and filings required in connection with the execution and delivery of the merger agreement.

The merger agreement contains mutual covenants by eToro and FTV including, among other things, covenants relating to:

•        making necessary filings with respect to the transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and using commercially reasonable efforts to promptly provide the other party with information required for such filings;

•        using commercially reasonable efforts to make all required regulatory filings that are necessary, proper or advisable to be obtained with respect to the transactions that are necessary, proper or advisable to be obtained with respect to the transactions;

•        notifying the other party in writing promptly after learning of any challenge to the Intended Tax Treatment by any governmental entity;

•        keeping certain information confidential in accordance with the existing confidentiality agreement;

•        cooperating to create and implement a mutually agreed upon communication plan in making relevant public announcements;

•        using commercially reasonable efforts to grant, upon reasonable notice and during normal business hours, reasonable access to the properties, books, records and personnel, as eToro or FTV may reasonably request the other party solely for purposes of facilitating the consummation of the transactions;

•        composing the eToro board, immediately after the effective time, to be a classified board with three classes consisting of: (i) one director as the Chief Executive Officer of eToro, (ii) at least five directors as non-executive directors designated solely by eToro; provided that at least a majority of the authorized number of eToro directors will qualify as “independent directors” pursuant to Nasdaq listing standards and (iii) one director as the non-executive director designated solely by FTV; and

•        promptly notifying the other party in writing upon learning of (i) any event, development or condition of reasonably likely to cause any of the closing conditions to be not satisfied or (ii) the receipt of notice from any person alleging that the consent of such person may be required in connection with the merger or the transactions.

In addition, FTV and eToro agreed that FTV and eToro will prepare and mutually agree upon and eToro will file with the SEC, this registration statement/proxy statement on Form F-4 relating to the merger. eToro and FTV have each agreed to use their respective commercially reasonable efforts to (i) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning this registration statement, including the accompanying proxy statement, (ii) have this registration statement declared effective under the Securities Act as promptly as practicable after the date on which this registration statement is initially filed with the SEC and (iii) keep this registration statement effective for so long as necessary to complete the reclassification and the merger. eToro and FTV, upon discovery of information that necessitates an amendment or supplement to this registration statement, have agreed to promptly inform the other party and cooperate reasonably in preparing an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminating such information to FTV stockholders.

Conditions to closing of the transactions

Conditions to each party’s obligations

The respective obligations of each party to the merger agreement to consummate the transactions contemplated by the merger are subject to the satisfaction or waiver, if permitted by applicable law, by the party for whose benefit such condition exists, of the following conditions:

•        the approval of the FTV stockholders being obtained with respect to the merger proposal, the new charter proposal, the material differences charter proposal and the adjournment proposal by the affirmative vote of the holders of the requisite number of FTV common stock entitled to vote on the matter at the special meeting of FTV stockholders called for the purpose of voting on the matters related to the transactions in accordance with FTV’s governing documents and applicable law;

•        the approval of eToro’s shareholders being obtained with respect to (i) the conversion of preferred shares of eToro into eToro common shares in accordance with eToro’s organizational documents, (ii) the determination that the price adjustment rights will be deemed exempted securities under eToro’s organizational documents, (iii) the adoption of the eToro A&R articles, (iv) the determination that the transactions do not constitute a deemed liquidation event under eToro’s organizational documents and (v) the approval and adoption of the merger agreement and approval of the transactions contemplated thereby by the affirmative vote of the holders of the requisite number of eToro common stock in accordance with eToro’s governing documents and applicable law;

•        FTV having at least $5,000,001 of net tangible assets following the redemption of FTV shares by FTV stockholders;

•        the absence of any injunction or other order of any governmental entity of competent jurisdiction prohibiting, enjoining, restricting or making illegal the consummation of the transactions;

•        the registration statement of which this proxy statement/prospectus forms a part being declared effective in accordance with the Securities Act, and not being subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the registration statement; and

•        eToro common shares issuable in the reclassification (as adjusted by the stock split) and the eToro common shares issuable as consideration for the merger, as well as the eToro warrants to be issued in connection with the merger, being approved for listing on Nasdaq subject to notice of official issuance.

Other conditions to the obligations of eToro and merger sub

The obligations of eToro and merger sub to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or waiver, if permitted by applicable law, by eToro and merger sub of the following further conditions:

•        certain representations and warranties regarding (i) the organization and qualification of FTV, (ii) the authority of FTV to execute and deliver the transaction agreements to which it is or will be a party and to consummate the transactions contemplated thereby, (iii) the absence of conflicts and compliance with respect to FTV’s organizational documents, (iv) the absence of business activities, (v) the trust account, (vi) the FTV board approval and the requisite stockholder approval and (vii) the absence of brokers’ fees (collectively, “FTV fundamental representations”) being true and correct, in all material respects as of the closing date as though made on and as of the closing date (or, if given as of an earlier date, as of such earlier date);

•        all representations and warranties of FTV other than FTV fundamental representations being true and correct, in all material respects as of the closing date as though made on and as of the closing date (or, if given as of an earlier date, as of such earlier date) except where any failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually and in the aggregate, a FTV material adverse effect;

•        FTV having performed or complied with all agreements, obligations and covenants required by the merger agreement at or prior to the closing date, in each case in all material respects;

•        non-occurrence of any FTV material adverse effect since March 16, 2021 that exists as of the closing date;

•        FTV having delivered to eToro a certificate, signed by an authorized representative of FTV and dated as of the date of the closing date, certifying to (i) certain representations and warranties of FTV being true and correct, subject to certain materiality standards set forth in the merger agreement, (ii) performance and compliance in all material respects with obligations and covenants required by the merger agreement and (iii) the non-occurrence of any FTV material adverse effect since March 16, 2021 that exists as of the closing date;

•        available cash being at least $125,000,000, with “available cash” being defined as (i) aggregate amount of cash contained in FTV’s trust account immediately prior to the consummation of the merger, plus (ii) the proceeds of the PIPE investment, less (iii) the aggregate amount required to be used to redeem shares of FTV’s Class A stock, less (iv) the aggregate amount, if any, owed to certain affiliates of Sponsors in respect of working capital loans outstanding at the effective time, if any, as discussed above, less (v) $[•], which represents the amount of cash to be used to settle the self-tender offer, plus (vi) the Sponsor commitment, which is described in more detail in the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Sponsor commitment letter”; and

•        eToro having received from the ITA a favorable ruling with respect to the price adjustment rights.

Other conditions to the obligations of FTV

The obligations of FTV to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or, if permitted by applicable law, waiver by FTV of the following further conditions:

•        certain representations and warranties of eToro regarding (i) the organization and qualification of eToro, (ii) the ownership of eToro’s subsidiaries by eToro, (iii) the authority of eToro to execute and deliver the transaction agreements to which it is or will be a party and to consummate the transactions contemplated thereby, (iv) the absence of conflicts and compliance with respect to eToro’s organizational documents, and (v) the absence of brokers’ fees (collectively, “eToro fundamental representations”) being true and correct, in all material respects as of the closing date as though made on and as of the closing date (or, if given as of an earlier date, as of such earlier date);

•        all representations and warranties of eToro other than eToro fundamental representations being true and correct, in all material respects as of the closing date as though made on and as of the closing date (or, if given as of an earlier date, as of such earlier date) except where any failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually and in the aggregate, a eToro material adverse effect;

•        eToro and merger sub having performed or complied with all agreements, obligations and covenants required by the merger agreement at or prior to the closing date, in each case in all material respects;

•        non-occurrence of any eToro material adverse effect since March 16, 2021 that exists as of the closing date;

•        available cash being at least $100,000,000; and

•        eToro having delivered to FTV a certificate, signed by an authorized representative of eToro and dated as of the date of the closing date, certifying to (i) certain representations and warranties of eToro being true and correct, subject to certain materiality thresholds set forth in the merger agreement, (ii) performance and compliance in all material respects with obligations and covenants required by the merger agreement and (iii) the non-occurrence of an eToro material adverse effect.

Termination

The merger agreement may be terminated under certain customary and limited circumstances at any time prior to the closing, including, among others, the following:

•        by the mutual written consent of FTV and eToro;

•        by either FTV or eToro if the closing has not occurred on or prior to December 31, 2021, unless the action or failure to act by the party seeking to terminate has been a principal cause of or resulted in the failure of the closing to occur on or before such date and such action or failure to act constitutes a breach of the merger agreement;

•        by either FTV or eToro if a governmental entity will have issued any final non-appealable order, or any applicable legal requirement will be in effect, making the transactions illegal or permanently prohibiting the transactions, including the merger;

•        by eToro, subject to certain exceptions, if any of the representations or warranties made by FTV are not true and correct or if FTV fails to perform any of its covenants or agreements under the merger agreement such that certain conditions to the obligations of eToro, as described in the section of this proxy statement/prospectus entitled “The merger agreement — Conditions to closing of the transactions,” could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof and (ii) December 31, 2021;

•        by FTV, subject to certain exceptions, if any of the representations or warranties made by either eToro or merger sub are not true and correct or if either eToro or merger sub fails to perform any of their respective covenants or agreements under the merger agreement (such that certain conditions to the obligations of FTV as described in the section of this proxy statement/prospectus entitled “The merger agreement — Conditions to closing of the transactions” could not be satisfied) and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof and (ii) December 31, 2021;

•        by eToro, if, at the special meeting of FTV stockholders called for the purpose of voting on the matters related to the transactions (after taking into account any adjournments thereof), the approval of the FTV stockholders is not obtained with respect to the merger proposal, the new charter proposal, the material differences charter proposal and the adjournment proposal by the affirmative vote of the holders of the requisite number of FTV common stock entitled to vote on the matter in accordance with FTV’s governing documents and applicable law;

•        by FTV, if eToro will not have obtained the approval of the eToro shareholders within five business days after the date on which FTV mails to the FTV stockholders the definitive proxy statement/prospectus with respect to (i) the conversion of preferred shares of eToro into eToro common shares (ii) the determination that the price adjustment rights will be deemed exempted securities, (iii) the adoption of the eToro’s amended and restated articles of incorporation, (iv) the determination that the transactions will not constitute a deemed liquidation event and (v) the approval and adoption of the merger agreement and approval of the transactions contemplated thereby by the affirmative vote of the holders of the requisite number of eToro common stock in accordance with eToro’s governing documents and applicable law;

•        by eToro, in order to enter into a definitive agreement with respect to a superior proposal; provided that eToro will (i) pay a termination fee of $100,000,000 to FTV and (ii) comply with procedures and make the required determinations discussed above;

•        by FTV, if the eToro board or any committee thereof makes a eToro change in recommendation;

•        by eToro, if the FTV board or any committee thereof makes a FTV change in recommendation; or

•        by FTV, if eToro has not delivered to FTV, by July 15, 2021, a signed audit opinion by a “big four” accounting firm with respect to the PCAOB compliant audited financial statements for eToro’s fiscal years ending December 31, 2020 and December 31, 2019, as well as such other financial statements of eToro that are required to be included in its registration statement, in each case, that satisfy SEC filing requirements.

Fees and expenses

The fees and expenses incurred in connection with the merger agreement and the other transaction agreements, and the transactions, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that (i) if the merger agreement is terminated by eToro to enter into a definitive agreement with respect to a superior proposal, then eToro is required to pay FTV a termination fee in the amount of $100,000,000, (ii) if the merger agreement is terminated by FTV because the eToro board makes a change in recommendation, eToro is required to pay FTV a termination fee in the amount of $100,000,000 and (iii) if the merger agreement is terminated without having obtained the requisite shareholder approvals from eToro shareholders (a) by either FTV or eToro due to failure of the closing to occur by December 31, 2021, (b) by FTV due to eToro’s breach of covenants or representations and warranties or (b) by FTV due to eToro not having obtained the requisite shareholder approvals from eToro shareholders within five business days after this proxy statement/prospectus is mailed to FTV stockholders, eToro is required to pay FTV a termination fee of $100,000,000 if the following conditions are satisfied: (1) an eToro acquisition proposal is publicly announced or disclosed and is not publicly withdrawn as of the date of such termination and (2) eToro consummates such eToro acquisition proposal within six months after the date of such termination or, within such six-month period enters into a definitive agreement with respect to such eToro acquisition proposal and later consummates such eToro acquisition proposal, (iv) if the merger agreement is terminated in accordance with its terms, eToro will pay, or cause to be paid, all unpaid eToro expenses and FTV will pay, or cause to be paid, all unpaid FTV expenses and (v) if the closing occurs, then eToro will pay, or cause to be paid, all unpaid eToro transaction expenses and FTV will apply the proceeds available in the trust account to pay all unpaid FTV transaction expenses.

Amendments

The merger agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties thereto in the same manner as the merger agreement and which makes reference to the merger agreement.

Governing law

The merger agreement, and all claims or causes of action based upon, arising out of, or related to the merger agreement or the transactions, is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

AGREEMENTS ENTERED INTO IN CONNECTION WITH THE MERGER AGREEMENT

Subscription agreements

In connection with the execution of the merger agreement, eToro entered into subscription agreements, pursuant to which the PIPE investors agreed to purchase, in the aggregate, 65,000,000 shares of eToro’s common shares at $10.00 per share for an aggregate commitment amount of $650,000,000. The obligation of the parties to consummate the purchase and sale of the shares covered by the subscription agreements is conditioned upon, among other customary closing conditions, the conditions to the closing of the merger having been satisfied. The closings under the subscription agreements will occur substantially concurrently with the closing.

The subscription agreements provide for certain registration rights. In particular, eToro is required to, as soon as practicable but no later than 30 days following the closing date, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, eToro is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the filing date thereof, (ii) the first anniversary of the date of the subscription agreements and (iii) the 5th business day after the date eToro is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. eToro must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (x) the date the PIPE investors no longer hold any registrable shares, (y) the date all registrable shares held by the PIPE investors may be sold without restriction under Rule 144 under the Securities Act and (z) three years from the date of effectiveness of such registration statement.

Additionally, pursuant to the subscription agreements, the PIPE investors agreed to waive any and all right, title and interest or any claim of any kind it has or may have in the future, in or to any monies held in the trust account. The subscription agreements will terminate with no further force and effect upon the earliest to occur of: (a)(x) such date and time as the merger agreement is terminated in accordance with its terms and (y) December 31, 2021; and (b) with respect to any individual subscription agreement, (x) the mutual written agreement of the parties to such subscription agreement and (y) if any of the conditions to closing set forth in such subscription agreement are not satisfied on or prior to the closing and, as a result thereof, the transactions contemplated by the subscription agreement fail to occur.

Sponsor agreement

Concurrently with the execution of the merger agreement, eToro, FTV, Sponsors and the other persons party to that certain letter agreement dated December 3, 2020 with FTV entered into the sponsor agreement, which provides that (i) the Sponsors will upon the effective time, immediately prior to the consummation of the merger, surrender to FTV for no consideration 15% of the shares of FTV Class B common stock held by Sponsors and all of FTV private placement warrants to purchase 213,333 shares of FTV Class A stock, (ii) if more than 20% of the FTV Class A stock (the “Redemption Floor”) is submitted for redemption, then the Sponsors will upon the effective time, immediately prior to the consummation of the merger, surrender to FTV, for no consideration, a number of shares of FTV Class B stock as is equal to one percent (1%) of the number of shares of FTV Class B stock outstanding on the date of signing of the merger agreement for every additional one percent (1%) of the number of shares of FTV Class A stock being redeemed in excess of the Redemption Floor, and (iii) subject seventy-five percent (75%) of the total number of eToro common shares held by each Sponsor immediately following the effective time, and after giving effect to the surrenders contemplated by the foregoing clauses (i) and (ii) that were issued to such Sponsor in exchange for such Sponsor’s shares of FTV Class B stock (in addition, and subject, to those provided by the lock-up agreement) to transfer restrictions that will cease to apply as follows: (a) the transfer restrictions will cease to apply with respect to 33.33% of such shares on the first trading day that the eToro common share stock price equals or exceeds $12.50 per share for any 20 out of any 30 consecutive trading days; (b) the transfer restrictions will cease to apply with respect to an additional 33.33% of such shares on the first trading day that the eToro common share stock price equals or exceeds $15.00 per share for any 20 out of any 30 consecutive trading days and (c) the transfer restrictions will cease to apply with respect to the remaining portion of such shares on the first trading day that the eToro common share stock price equals or exceeds $17.50 per share for any 20 out of any 30 consecutive trading days. In addition, the Sponsors may release a portion of such shares from such transfer restrictions in connection with a legitimate business purpose arising out of the merger. Such transfer restrictions are subject to certain permitted transfer exceptions (provided that such permitted transferees agree to be bound by the same transfer restrictions set forth in the sponsor agreement).

Sponsor commitment letter

Concurrently with the execution and delivery of the merger agreement, Sponsors and Cohen Sponsor Interests V, LLC a Delaware limited liability company, entered into and delivered to eToro the sponsor commitment letter by which (i) the Sponsor Group and eToro acknowledge that the Sponsor Group may, directly or through affiliates, make open market purchases of shares of FTV Class A stock prior to the effective time in an amount of up to $27,500,000, and (ii) the Sponsor Group will, directly or through affiliates, and contingent upon the satisfaction of the conditions precedent to the merger set forth in the merger agreement, purchase, or cause the purchase of, eToro common shares at $10.00 per share and at an aggregate cash purchase price equal to the amount paid, or required to be paid, by FTV to redeem any shares of FTV Class A stock in the FTV stockholder redemption in excess of 1,250,000 shares of FTV Class A stock, with such purchases to occur at the time of the closing of the merger (after the capital restructuring) (the “Sponsor commitment”); provided that the amount paid by the Sponsor Group to acquire eToro common shares under the transaction described in clause (ii) will be reduced by the aggregate amount of documented open market purchases of FTV Class A stock prior to the effective time effected by Sponsor Group directly or through affiliates.

Lockup arrangements

Concurrently with the execution of the merger agreement, eToro entered into lock-up arrangements with certain equityholders of eToro and, as applicable, the Sponsors, pursuant to which certain eToro shareholders and Sponsors have agreed that they will not directly or indirectly transfer the eToro common shares during the lock-up period applicable for such shareholder, subject to certain exceptions, terms and conditions set forth therein. In addition, the Sponsors may release a portion of the applicable lock-up shares in connection with a legitimate business purpose arising out of the merger.

To that end, eToro, the eToro Management Holders and Sponsors entered into the lock-up agreement, pursuant to which, following the closing, (i) the eToro common shares held by the eToro Management Holders immediately following the closing will be subject to transfer restrictions until the earlier of (a) the 180th day following the closing date and (b) the equityholder lock-up period and (ii) the eToro common shares that Sponsors receive as merger consideration will be subject to transfer restrictions until the earlier of (a) the sponsor lock-up period, except that the sponsor lock-up will remain effective against the Sponsors for at least 180 days following the closing date. In addition, eToro common shares held by all other significant eToro shareholders that are not a party to the lock-up agreement will be subject to transfer restrictions during the equityholder lock-up period pursuant to amendments to existing stockholder agreements to which those shareholders are a party, including (a) the Third Amendment to the Third Amended and Restated Investors’ Rights Agreement, dated as of March 16, 2021, (b) the Third Amendment to the Third Amended and Restated Right of Refusal and Co-Sale Agreement, dated as of March 16, 2021 and (c) the First Amendment to the Fifth Amended and Restated Voting Agreement, dated as of March 16, 2021, which were executed concurrently with the merger agreement. In addition, through a formal resolution by the eToro board interpreting the terms of eToro’s 2007 employee stock ownership plan, following the closing, the eToro common shares issued or issuable upon exercise of any eToro options will be subject to the same lock-up restrictions set forth in the lock-up agreement that are applicable to the eToro Management Holders, except that the lock-up period will be a 90 day period.

Management Holders resulting from the merger and the transactions post-closing subjected to the equityholder lock-up period and (2) have the eToro common shares of the Sponsors resulting from the merger and the transactions post-closing subjected to the sponsor lock-up period. In addition, eToro common shares held by all other significant eToro shareholders that are not a party to the lock-up agreement were subject to equityholder lock-up period pursuant to amendments to existing stockholder agreements to which those stockholders are a party, including (x) the Third Amendment to the Third Amended and Restated Investors’ Rights Agreement, dated as of March 16, 2021, (y) the Third Amendment to the Third Amended and Restated Right of Refusal and Co-Sale Agreement, dated as of March 16, 2021 and (z) the First Amendment to the Fifth Amended and Restated Voting Agreement, dated as of March 16, 2021, which were executed concurrently with the merger agreement and a formal resolution by the eToro board interpreting the terms of eToro’s 2007 employee stock ownership plan.

eToro voting agreement

Concurrently with the execution of the merger agreement, FTV and certain equityholders of eToro entered into the eToro Voting Agreement, pursuant to which such equityholders of eToro have agreed to vote all of their shares of eToro capital stock that are entitled to vote on the particular matter (i) in favor of (a) the conversion of eToro preferred shares contemplated in the merger agreement, (b) adoption of eToro A&R articles at closing, (c) the determination that the transactions will not constitute a Deemed Liquidation Event (as defined under eToro current articles), (d) approval and adoption of the merger agreement and the transactions contemplated thereby, (d) determination that the price adjustment rights will be deemed Exempted Securities (as defined under eToro current articles) and (e) any other matter reasonably necessary to the consummation of the transactions contemplated by the merger agreement; and (ii) against (a) any proposal or offer from any person other than FTV concerning (1) a merger transaction involving eToro, (2) the issuance or acquisition of equity securities of eToro, or (3) the disposition of any significant portion of eToro’s properties or assets, (b) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant or obligation of eToro set forth in the merger agreement, or in any representation or warranty of eToro set forth in the merger agreement becoming inaccurate and (c) any action, proposal, transaction or agreement that could reasonably be expected to adversely affect the timely consummation of the merger or the transactions. The eToro voting agreement also requires the relevant eToro equityholders to (x) waive any dissenters’ or appraisal rights, (y) not participate in any claim against eToro relating in any manner to the merger agreement, including the transactions contemplated thereby and (z) refrain from exercising any registration or other rights in respect of the eToro voting shares. In addition, the relevant eToro equityholders agreed not to transfer, directly or indirectly, any of their eToro voting shares until the earlier of the effective time and the date on which the merger agreement is terminated in accordance with its terms, subject to certain exceptions described in the eToro voting agreement.

FTV voting agreement

Concurrently with the execution of the merger agreement, eToro and the Sponsors entered into the FTV Voting Agreement, pursuant to which the Sponsors have agreed to vote all of their shares of FTV common stock (i) in favor of (a) the approval and adoption of the merger agreement and approval of the merger, (b) the approval of the amendment and restatement of the FTV certificate of incorporation the merger, (c) the approval of the material differences between FTV’s existing certificate of incorporation and eToro A&R Articles, (d) a proposal for the adjournment of the FTV special meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (e) any other matter reasonably necessary to the consummation of the transactions contemplated by the merger agreement; and (ii) against (a) any proposal or offer from any person other than eToro concerning (1) a merger transaction involving FTV, (2) the issuance or acquisition of equity securities of FTV, or (3) the disposition of any significant portion of FTV’s properties or assets, (b) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant or obligation of FTV set forth in the merger agreement, or in any representation or warranty of FTV set forth in the merger agreement becoming inaccurate and (c) any action, proposal, transaction or agreement that could reasonably be expected to adversely affect the timely consummation of the merger or the transactions. The FTV voting agreement requires each Sponsor to (w) take such actions as are necessary to terminate that certain Registration Rights Agreement, dated as of December 3, 2020, by and among FTV and the Sponsors, (x) waive any dissenters’ or appraisal rights, (y) not participate in any claim against eToro relating in any manner to the merger agreement or the merger, and (z) refrain from exercising any redemption rights in respect of the voting shares or making any public statements encouraging eToro shareholder to exercise such rights. In addition, each of the Sponsors agreed not to transfer, directly or indirectly, any of their voting shares until the earlier of the effective time and the date on which the merger agreement is terminated in accordance with its terms, subject to certain exceptions described in the FTV voting agreement.

Registration rights agreement

The merger agreement contemplates that, at the effective time, eToro, FTV, the Sponsors and certain shareholders of eToro as of immediately prior to the merger will enter into the registration rights agreement, pursuant to which eToro will agree to file a shelf registration statement, by no later than (i) ten business days following the closing date, if the closing date occurs on or before September 30, 2021 or (ii) five business days following the closing date, if the closing date occurs after September 30, 2021, to register the resale of the eToro common shares and eToro warrants held by the Sponsors and certain shareholders of eToro party thereto as of the closing date. The registration rights agreement also provides the Sponsors with one demand right to conduct an underwritten offering of the shares eligible for early release, subject to certain limitations set forth in the registration rights agreement. From time to time, eToro may admit additional parties to the registration rights agreement and register their securities on a shelf registration statement. The registration rights agreement will terminate on the earlier of (a) the tenth anniversary of the date of the registration rights agreement or (b) with respect to any party thereto, on the date that such party no longer holds any registrable eToro common shares.

In connection with the execution of the registration rights agreement, the existing registration rights agreement of FTV, dated December 3, 2020 will automatically terminate and be of no further force and effect. The registration rights agreement also provides that eToro will pay certain expenses relating to such registrations and indemnify the securityholders party thereto against certain liabilities. The registration rights agreement will terminate on the earlier of (i) the tenth anniversary of the date of the registration rights agreement, (ii) any acquisition of eToro as a result of which the Registrable Securities (as defined therein) are converted into the right to receive consideration consisting solely of cash or other property other than securities listed on a national securities exchange or (iii) with respect to any party thereto, on the date that such party no longer holds any registrable eToro common shares.

TAXATION

U.S. federal income tax considerations

The following discussion is a summary of the U.S. federal income tax considerations of the merger to U.S. holders (as defined below) of FTV common stock and FTV public warrants (collectively “FTV securities”). The following discussion also summarizes the U.S. federal income tax considerations generally applicable to the ownership and disposition of eToro common shares and eToro warrants received pursuant to the merger (collectively “eToro securities”) and to U.S. holders that elect to have their FTV common stock redeemed for cash. This discussion applies only to FTV securities or eToro securities, as the case may be, that are held as capital assets (generally, property held for investment).

This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•        banks, insurance companies and other financial institutions;

•        tax-exempt entities;

•        regulated investment companies and real estate investment trusts;

•        brokers, dealers, traders in securities that elect to use a mark-to-market method of accounting;

•        persons that elect to mark their securities to market;

•        certain former citizens or residents of the U.S.;

•        persons that have a functional currency other than the U.S. dollar;

•        persons holding FTV securities or eToro securities, as the case may be, as part of a hedging, integrated, straddle, conversion or constructive sale transaction for U.S. federal income tax purposes;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to FTV securities or eToro securities, as the case may be, being taken into account in an applicable financial statement;

•        persons that actually or constructively own 5% or more (by vote or value) of the outstanding FTV securities or, after the merger, the eToro securities;

•        founders, sponsors, officers or directors of FTV or holders of FTV private placement warrants;

•        persons who hold or received FTV securities pursuant to the exercise of any employee stock option or otherwise as compensation;

•        “controlled foreign corporations”; and

•        “passive foreign investment companies.”

This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the IRS, court decisions and other applicable authorities, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation. eToro has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position regarding the tax consequences discussed below.

In addition, this summary does not address any tax considerations to investors that directly or indirectly hold any interests in eToro prior to the merger.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds FTV securities or eToro securities, the tax treatment of an owner of such entity will depend on the status of the owner or participant in the arrangement, the activities of the entity or arrangement and certain determinations made at the owner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax considerations to them.

For purposes of this discussion, because any FTV unit consisting of one share of FTV common stock and one-third of one FTV public warrant is separable at the option of the holder, FTV is treating any share of FTV common stock and portion of one FTV public warrant held by a holder in the form of a single FTV unit as separate instruments and is assuming that the FTV unit itself will not be treated as an integrated instrument. Under this treatment the separation of a FTV unit in connection with the consummation of the merger generally would not be a taxable event for U.S. federal income tax purposes.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of FTV securities or eToro securities, as the case may be, that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust, (i) the administration of which is subject to the primary supervision of a court within the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has a valid election in effect under applicable Regulations to be treated as a U.S. person.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Tax residence of eToro for U.S. federal income tax purposes

Although eToro is incorporated in BVI and is a tax resident in Israel, under certain circumstances it may be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code.

Under Section 7874 of the Code, a corporation created or organized outside the U.S. will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes if (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”) and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of creation or organization relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets and gross income of the foreign acquiring corporation’s expanded affiliated group must be based, incurred, located and derived, respectively, in the country in which the foreign acquiring corporation is created or organized. The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations that are made as part of a plan or made over a 36-month period for purposes of Section 7874 of the Code.

eToro will indirectly acquire substantially all of the assets of FTV pursuant to the merger. As a result, Section 7874 of the Code may apply to cause eToro to be treated as a U.S. corporation for U.S. federal income tax purposes depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception.

Based upon the terms of the merger and certain factual assumptions, FTV and eToro currently expect that the Section 7874 Percentage of FTV stockholders in eToro will be significantly less than 80% after the merger. Accordingly, eToro is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect) and is subject to certain factual uncertainties. Whether the Section 7874 Percentage is less than 80% must be finally determined after completion of the merger, by which time there could be adverse changes to the relevant facts and circumstances. In addition, holders of FTV common stock that exercise redemption rights will be deemed to own an amount of eToro common shares (as if they had not redeemed) for purposes of determining the ownership percentage of holders of FTV common stock under Section 7874 of the Code. Accordingly, there can be no assurance that the IRS will not challenge the status of eToro as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge the status of eToro as a foreign corporation under Section 7874 of the Code, eToro and certain eToro shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on eToro and future withholding taxes on certain eToro shareholders. In particular, holders of eToro common shares or eToro warrants would be treated as holders of stock or warrants of a U.S. corporation.

Even if eToro were still respected as a foreign corporation under Section 7874 of the Code following the merger, eToro may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the merger.

The remainder of this discussion assumes that eToro will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Effects of the merger

Tax consequences of the merger under section 368(a) of the Code

The parties to the merger intend that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code (a “reorganization”). To qualify as a reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Regulations Section 1.368-1(d). Due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as FTV, however, the qualification of the merger as a reorganization is subject to significant uncertainty. The closing of the merger is not conditioned upon the receipt of an opinion of counsel that the merger will qualify as a reorganization, and neither FTV nor eToro intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the merger. Accordingly, no assurance can be given that the IRS will not challenge the merger’s qualification as a reorganization or that a court will not sustain such a challenge by the IRS. U.S. holders of FTV securities are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the merger, including with respect to its qualification as a reorganization.

If, notwithstanding the above, at the effective time any requirement for the application of Section 368(a) of the Code is not met, a U.S. holder of FTV securities generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value as of the closing date of the merger of eToro securities received by such holder in the merger over such holder’s adjusted tax basis in the FTV securities surrendered by such holder in the merger. Any gain or loss so recognized would generally be long-term capital gain or loss if the U.S. holder had held the FTV securities for more than one year (or short-term capital gain otherwise). Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. A U.S. holder’s initial tax basis in the eToro securities received in the merger will equal the fair market value of such securities upon receipt. A U.S. holder’s holding period in the eToro securities received in the merger, if any, will begin on the day following the closing date of the merger and would not include the holding period for the FTV securities surrendered in exchange therefor.

Tax consequences of the merger under section 367(a) of the Code

Section 367(a) of the Code and the Regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a foreign corporation in a transaction that otherwise qualifies as a reorganization, the U.S. person is required to recognize any gain (but not loss) realized on such exchange unless certain additional requirements are satisfied.

In general, for the merger to meet these additional requirements, certain reporting requirements must be satisfied and (i) no more than 50% of both the total voting power and the total value of the stock of the transferee foreign corporation is received, in the aggregate, by the “U.S. transferors” (as defined in the Regulations and computed taking into account direct, indirect and constructive ownership) in the transaction; (ii) no more than 50% of both the total voting power and the total value of the stock of the transferee foreign corporation is owned, in the aggregate, immediately after the transaction by “U.S. persons” (as defined in the Regulations) that are either officers, directors or “five-percent target shareholders” (as defined in the Regulations and computed taking into account direct, indirect and constructive ownership) of the transferred U.S. corporation; and (iii) the “active trade or business test” as defined in Regulations Section 1.367(a)-3(c)(3) must be satisfied. Conditions (i), (ii) and (iii) are expected to be met and, as a result, the merger is expected to satisfy the applicable requirements for Section 367(a) of the Code not to impose gain on a U.S. holder. Accordingly, it is intended that the merger does not result in gain recognition by a U.S. holder exchanging FTV common stock for eToro common shares so long as either (A) the U.S. holder is not a “five-percent transferee shareholder” (as defined in the Regulations and computed taking into account direct, indirect and constructive ownership) of the transferee foreign corporation (by total voting power or by total value) or (B) the U.S. holder is a “five-percent transferee shareholder” of the transferee foreign corporation and enters into an agreement with the IRS to recognize gain under certain circumstances.

Whether the requirements described above are met will depend on facts existing at the effective time, and the closing of the merger is not conditioned upon the receipt of an opinion of counsel or ruling from the IRS that the merger will not result in gain being recognized by U.S. holders of FTV securities under Section 367(a) of the Code. In addition, no assurance can be given that the IRS will not challenge the satisfaction of the relevant requirements under Section 367(a) of the Code and the Regulations promulgated thereunder with respect to the merger or that a court would not sustain such a challenge.

If the merger does meet the requirements of Section 368(a) of the Code but, at the effective time, any requirement for Section 367(a) of the Code not to impose gain on a U.S. holder is not satisfied, then a U.S. holder of FTV securities generally would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the closing date of the merger of the eToro securities received by such holder in the merger over such U.S. holder’s tax basis in the FTV securities surrendered by such holder in the merger. Any gain so recognized would generally be long-term capital gain if the U.S. holder had held the FTV securities for more than one year at the effective time (or short-term capital gain otherwise). Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. A U.S. holder’s initial tax basis in the eToro securities received in the merger will equal the fair market value of such stock or warrants upon receipt. A U.S. holder’s holding period in the eToro securities received in the merger may not include the holding period for the FTV securities surrendered in exchange therefor. In such case, the holding period will begin on the day following the closing date of the merger.

The rules dealing with Section 367(a) of the Code discussed above are complex and are affected by various factors in addition to those described above. Accordingly, you are strongly urged to consult your tax advisor concerning the application of these rules to your exchange of FTV securities under your particular circumstances, including whether you will be a five-percent transferee shareholder and the possibility of entering into a “gain recognition agreement” under applicable Regulations.

Tax consequences of U.S. holders exchanging FTV securities for eToro securities

If the merger qualifies as a reorganization under Section 368(a) of the Code, as is intended by the parties, and is not taxable under Section 367(a) of the Code, a U.S. holder generally would not recognize gain or loss if, pursuant to the merger, the U.S. holder (i) exchanges FTV common stock for eToro common shares, (ii) exchanges FTV public warrants for eToro warrants or (iii) exchanges both FTV common stock for eToro common shares and exchanges FTV public warrants for eToro warrants.

In such a case, the aggregate tax basis of the eToro common shares received by a U.S. holder in the merger would be equal to the aggregate adjusted tax basis of FTV common stock surrendered in exchange therefor. The tax basis in an eToro warrant received by a U.S. holder in the merger would be equal to the adjusted tax basis of the FTV public warrant exchanged therefor. The holding period of the eToro common shares or eToro warrants received by a U.S. holder in the merger would include the period during which such U.S. holder held the FTV common stock or FTV public warrants exchanged therefor. It is unclear whether the redemption rights with respect to the FTV common stock may suspend the running of the applicable holding period for this purpose.

U.S. Federal Income Tax Considerations of the Ownership and Disposition of eToro Securities to U.S. holders

Taxation of dividends and other distributions on eToro common shares

Subject to the PFIC rules discussed below, if eToro makes a distribution of cash or other property to a U.S. holder of eToro common shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of eToro’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. holder’s basis in its eToro common shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such eToro common shares. Because eToro does not intend to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid by eToro will generally be reported as a dividend.

Such dividends will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

With respect to non-corporate U.S. holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) eToro common shares are readily tradable on an established securities market in the U.S. or (ii) if eToro is eligible for the benefits of the income tax treaty between the U.S. and Israel (the “Treaty”), in each case provided that eToro is not treated as a PFIC at the time the dividend was paid or in the previous year and certain other requirements are met. U.S. holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to eToro common shares.

Subject to certain exceptions, dividends on eToro common shares will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by eToro with respect to eToro common shares generally will constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” The rules governing foreign tax credits are complex and U.S. holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. holder may, in certain circumstances, deduct foreign taxes in computing the holder’s taxable income, subject to generally applicable limitations under U.S. tax law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Possible constructive distributions

The terms of each eToro warrant provide for an adjustment to the number of eToro common shares for which the eToro warrant may be exercised or to the exercise price of the eToro warrant in certain events, as discussed under the section of this proxy statement/prospectus entitled “Description of eToro warrants.” An adjustment which has the effect of preventing dilution generally is not a taxable event. Nevertheless, a U.S. holder of an eToro warrant would be treated as receiving a constructive distribution from eToro if, for example, the adjustment increases the holder’s proportionate interest in eToro’s assets or earnings and profits (e.g., through an increase in the number of eToro common shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of eToro common shares which is taxable to such holders as described under the section of this proxy statement/prospectus entitled “Taxation — U.S. federal income tax considerations of the ownership and disposition of eToro securities to U.S. holders — Taxation of Dividends and Other Distributions on eToro Common Shares.” Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such eToro warrant received a cash distribution from eToro equal to the fair market value of such increased interest.

Taxation on the disposition of eToro securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of eToro securities, a U.S. holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its shares or warrants.

Under tax law currently in effect long-term capital gains recognized by non-corporate U.S. holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. holder’s holding period for its eToro securities exceeds one year. The deductibility of capital losses is subject to various limitations.

Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the Treaty, which may impact a U.S. holder’s ability to claim a foreign tax credit. U.S. holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. holder’s particular circumstances.

Acquisition of eToro common shares pursuant to an eToro warrant

Subject to the PFIC rules discussed below, a U.S. holder generally will not recognize gain or loss upon the exercise of an eToro warrant for cash. An eToro common share acquired pursuant to the exercise of an eToro warrant for cash will generally have a tax basis equal to the U.S. holder’s tax basis in the eToro warrant, increased by the amount paid to exercise the eToro warrant.

It is unclear whether a U.S. holder’s holding period for the eToro common share will commence on the date of exercise of the eToro warrant or the day following the date of exercise of the eToro warrant; in either case, the holding period will not include the period during which the U.S. holder held the eToro warrant. If an eToro warrant is allowed to lapse unexercised, a U.S. holder will generally recognize a capital loss equal to such holder’s tax basis in the eToro warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s tax basis in the eToro common share received would generally equal the U.S. holder’s tax basis in the eToro warrant. If a cashless exercise was not a realization event, it is unclear whether a U.S. holder’s holding period for the eToro common share received on exercise would be treated as commencing on the date of exercise of the eToro warrant or the following day. If a cashless exercise were treated as a recapitalization, the holding period of the eToro common share received would include the holding period of the eToro warrant.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered eToro warrants with an aggregate fair market value equal to the exercise price for the total number of eToro warrants to be exercised. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the eToro warrants deemed surrendered and the U.S. holder’s tax basis in such warrants. In this case, a U.S. holder’s tax basis in the eToro common shares received would equal the sum of the U.S. holder’s tax basis in the eToro warrants exercised and the exercise price of such warrants. It is unclear whether a U.S. holder’s holding period for the eToro common shares would commence on the date of exercise of the eToro warrants or the day following the date of exercise of the eToro warrants.

eToro expects a U.S. holder’s cashless exercise of warrants (including after eToro provides notice of its intent to redeem eToro warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if eToro redeems eToro warrants for cash pursuant to the redemption provisions of the eToro warrants or if eToro purchases eToro warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. holder, taxed as described in the section of this proxy statement/prospectus entitled “Taxation — U.S. federal income tax considerations of the ownership and disposition of eToro securities to U.S. holders — Taxation on the disposition of eToro securities.”

Passive foreign investment company considerations of the ownership of eToro securities

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. For this purpose, a corporation is generally treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by a corporation would be considered to be passive income and cash held by a corporation would be considered to be a passive asset.

PFIC status of eToro

Following the merger, the asset and income tests will be applied based on the assets and activities of the combined business. Based on the anticipated income and assets of the combined company, it is expected that eToro generally would not meet the asset or income test in periods following the merger. However, because PFIC status is based on income, assets and activities for the entire taxable year, it is not possible to determine PFIC status of eToro for any taxable year until after the close of the taxable year. Accordingly, there can be no assurance that eToro will not be considered a PFIC for any taxable year.

Application of PFIC rules to eToro securities

If (i) eToro is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder and (ii) in the case of eToro common shares, the U.S. holder did not make a timely and effective QEF Election for eToro’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) eToro common shares (such taxable year as it relates to each U.S. holder, the “First PFIC Holding Year”) or a “mark-to-market” election, each as described below under “QEF election and mark-to-market election,” then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:

•        any gain recognized by the U.S. holder on the sale or other disposition of its eToro securities; and

•        any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of eToro securities during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for such securities).

Under the Default PFIC Regime:

•        the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for its securities;

•        the amount of gain allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain or received the excess distribution, or to the period in the U.S. holder’s holding period before the first day of the first taxable year in which eToro is a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. holder and included in such U.S. holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. holder in respect of the tax attributable to each such other taxable year of such U.S. holder.

QEF election and mark-to-market election

In general, if eToro is determined to be a PFIC, a U.S. holder may avoid the Default PFIC Regime with respect to its eToro common shares (but not eToro warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election with respect to eToro common shares, a U.S. holder must receive certain information from eToro. Because eToro does not intend to provide such information, however, the QEF Election will not be available to U.S. holders with respect to eToro common shares.

Alternatively, if a U.S. holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its eToro common shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. holder will include as ordinary income for each year that eToro is treated as a PFIC, the excess, if any, of the fair market value of its eToro common shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its eToro common shares over the fair market value of its eToro common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in its eToro common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the eToro common shares in a taxable year in which eToro is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year. Currently, a mark-to-market election may not be made with respect to eToro warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. U.S. holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to eToro common shares under their particular circumstances.

If eToro is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if eToro receives a distribution from, or disposes of all or part of eToro’s interest in, the lower-tier PFIC or the U.S. holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder, may have to file an IRS Form 8621 (whether or not a QEF or market-to-market election is made) with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of eToro securities should consult their own tax advisors concerning the application of the PFIC rules to eToro securities under their particular circumstances.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, THE APPLICATION OF THE PFIC RULES TO WARRANTS, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. holders of exercising redemption rights

Subject to the PFIC rules discussed above, the U.S. federal income tax consequences to a U.S. Holder of FTV common stock (which are exchanged for eToro common shares in the merger) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its FTV common stock will depend on whether the redemption qualifies as a sale of FTV common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code (each as discussed below), as well as on whether such holder has made a timely QEF election or mark-to-market election.

It is expected that a redeeming U.S. Holder will generally be treated as selling its FTV common stock. The redemption of FTV common stock will generally qualify as a sale of FTV common stock that are redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in FTV or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only FTV common stock actually owned by such U.S. Holder, but also FTV common stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to FTV common stock owned directly, FTV common stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any FTV common stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include FTV common stock which could be acquired pursuant to the exercise of FTV warrants.

The redemption of FTV common stock will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of FTV outstanding voting stock that such U.S. Holder actually or constructively owns immediately after the redemption is less than (i) 80% of the percentage of FTV outstanding voting stock that such U.S. Holder actually or constructively owned immediately before the redemption and (ii) 50% of the total combined voting power of FTV common stock. There will be a complete termination of such U.S. Holder’s interest if either (i) all FTV common stock actually or constructively owned by such U.S. Holder is redeemed or (ii) all FTV common stock actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of FTV common stock owned by certain family members and such U.S. Holder does not constructively own any other FTV common stock. The redemption of FTV common stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in FTV. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a meaningful reduction.

If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder would generally be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the FTV common stock redeemed. Such gain or loss generally would be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such holder’s FTV common stock generally will equal the cost of such shares.

If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to FTV common stock. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s FTV common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the FTV common stock. After the application of the foregoing rules, any remaining tax basis a U.S. Holder has in the redeemed FTV common stock will be added to the adjusted tax basis in such holder’s remaining FTV common stock. If there are no remaining FTV common stock, a U.S. Holder should consult its tax advisor as to the allocation of any remaining basis.

Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of FTV common stock, and such holders should consult with their own tax advisors with respect to their reporting requirements.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR FTV COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING REGARDING THE POTENTIAL TAX CONSEQUENCES TO REDEEMING U.S. HOLDERS OF THE MERGER.

Material Israeli tax considerations

The following is a brief summary of certain material Israeli tax laws applicable to eToro, and certain Israeli government programs that benefit eToro. This section also contains a discussion of the material Israeli tax consequences concerning the ownership and disposition of eToro shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor or particular investment circumstances or to certain types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, eToro cannot assure you that the ITA or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE MERGER AND OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

Corporate tax

Israeli companies are generally subject to corporate tax at a standard rate of 23%. However, the corporate tax rate applicable to a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower. Real capital gains (meaning capital gains minus the change in the Consumer Price Index) derived by an Israeli company are generally subject to the standard corporate tax rate.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in production facilities (or other eligible intangible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, eToro has to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a preferred company, which is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel (“Preferred Company”), satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The corporate tax rate may be further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone “A,” as defined under the Investment Law. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.

Dividends distributed by a Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the distribution or at any time during the preceding twelve months period), which may be reduced by applying in advance for a withholding certificate from the ITA. A “substantial shareholder” is generally a person who, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

In addition, if such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met (including that less than 25% of the shareholder of the foreign company are Israeli residents), the withholding tax rate will be 4% (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

As of 2017 tax year eToro received a tax ruling which confirm its eligibility as a Preferred Technological Enterprise and therefore is eligible for the tax benefits provided under the 2017 Amendment.

Tax consequences of the merger

The merger is a taxable event and as a consequence of the merger, eToro, merger sub, their respective affiliates, and any other person making a payment under the merger agreement (each, a “Payor”), may be required to deduct and withhold from any merger consideration any amount required to be deducted and withheld with respect to the making of such payment under applicable legal requirements. The stockholders and warrantholders of FTV that are not residents of Israel may be exempt from such Israeli tax, provided certain conditions are met while those that are Israeli residents may be taxed on real capital gains resulting from the exchange of their shares of FTV Class A stock, FTV Class B stock or FTV warrants. eToro expects to obtain a tax ruling from the ITA exempting eToro, merger sub and their respective agents from any obligation to withhold Israeli tax from the merger consideration payable or otherwise deliverable pursuant to the merger to the stockholders and warrantholders of FTV that are non-residents of Israel and own less than 5% of FTV shares, and deferring the taxable event of to the time of the sale of the shares or warrants. According to the merger agreement terms, an Israeli stockholder of FTV, or a non-Israeli shareholder that owns at least 5% of FTV stocks, will be subject to tax withholding in Israel, unless a Valid Certificate, as provided below, from the ITA will be provided by such shareholder.

Absent the receipt by eToro of the tax ruling as described above from the ITA prior to closing, all FTV stockholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the merger consideration. However, if, as of the closing, the tax ruling has not been obtained, then the merger consideration shall be retained by an exchange agent, for the benefit of each shareholder until the first to occur of (x) (A) the date that each shareholder delivers to the exchange agent a valid declaration indicating that it is not an Israeli tax resident or (B) if such declaration indicates that such holder is an Israeli tax resident, upon delivery of a Valid Certificate, as defined below, or (C) with respect to a 5% or greater holder of FTV stocks, upon delivery of additional required declarations or a Valid Certificate, and (y) the date that is 180 days from the closing date.

A “Valid Certificate” shall mean a valid certificate or ruling issued by the ITA in form and substance reasonably acceptable to eToro and the paying agent in the merger: (a) exempting any Payor from the duty to withhold Israeli taxes with respect to the applicable payment, (b) determining the applicable rate of Israeli taxes to be withheld from the applicable payment or (c) providing any other instructions regarding the payment or withholding with respect to the applicable payment.

Furthermore, each of the conversion of the preferred shares, reclassification and stock split may be treated as a taxable event for eToro shareholders subject to capital gains tax in Israel. However, shareholders who are not residents of Israel should generally be exempt from Israeli tax on the sale of eToro shares subject to the receipt of a withholding certificate from the ITA. Moreover, eToro has applied for a tax ruling from the ITA, approving that the conversion of preferred shares, reclassification (including the issuance of the price adjustment rights and the subsequent issuance of eToro common shares pursuant to such rights) and the stock split will not be classified as a sale of the shares and will not trigger a taxable event. With respect to the reclassification, the tax ruling from the ITA is expected to approve that the receipt of price adjustment rights by each holder of any eToro common shares, or any eToro vested options outstanding immediately prior to the reclassification, and the subsequent receipt of additional eToro common shares pursuant to such price adjustment rights shall not constitute taxable events. This tax ruling is a closing condition to the obligation of eToro to consummate the merger. In the event that such tax ruling is not obtained, eToro may waive this condition and proceed to closing without such ruling. In such case, the conversion of the preferred shares, the reclassification (including the issuance of the price adjustment rights and the subsequent issuance of eToro common shares pursuant to such rights) and stock split may cause adverse tax consequences to the eToro shareholders.

Under Israeli tax law, the self-tender offer will be treated as a capital gain event for participating eToro shareholders and potentially as a dividend distribution to eToro’s shareholders, which did not participate in the self-tender offer. eToro has applied for a tax ruling from the ITA according to which the self-tender offer would not be viewed as a taxable event for eToro shareholders who did not participate in the self-tender offer, and that the self-tender offer shall be taxed under the Ordinance as a sale of shares by eToro’s shareholders participating in the self-tender offer.

Absent the receipt by eToro of the tax rulings, as described above, from the ITA prior to closing, eToro and its shareholders might be subject to Israeli taxes, as described below.

Taxation of eToro’s shareholders — General

Capital gains tax on sale of eToro’s shares

Israeli law generally imposes a capital gains tax on the sale of assets by Israeli residents or the sale of assets located in Israel, including shares of Israeli companies by either Israeli residents or non-Israeli residents unless a specific exemption is available under Israeli domestic law or an applicable tax treaty between Israel and the shareholder’s country of residence. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains tax applicable to non-Israeli resident shareholders

A non-Israeli resident that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from such Israeli tax if, among other conditions, the shares were not held through a permanent establishment to which the derived capital gain is attributable that the non-resident maintains in Israel or the purchase of the shares was not from a related party and was not subject to part E2 of the Ordinance. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from such Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the U.S. of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S. Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a U.S. resident (for purposes of the treaty) holding the shares as a capital asset and who is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from such Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of such company during any part of the twelve-month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli taxes (unless exempt under the Israeli domestic law as described above). Under the U.S. Israel Tax Treaty, the gain may be treated as foreign source of income for U.S. foreign tax credit purposes upon an election by the U.S. Resident and such U.S. Resident may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on such sale, subject to the limitations under the U.S. federal income tax laws applicable to foreign tax credits. The U.S. Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

Regardless of whether shareholders may be liable for Israeli tax on the sale of eToro’s ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., provide resident certificate and other documentation).

Capital gains tax applicable to Israeli resident shareholders

Generally, an Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder is claiming deduction of interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve-month period, such gain will be taxed at the rate of 30%.

Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as referred in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2021). Certain Israeli institutions that are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli shareholders on dividends

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid from ordinary income at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technological Enterprise. If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is generally exempt from tax on such dividend.

Taxation of non-Israeli shareholders on dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary income at the rate of 25%, which tax will be withheld at source unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), and 20%, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technological Enterprise, or such lower rate as may be provided under an applicable tax treaty. If the dividend is attributable partly to income derived from a Preferred

Enterprise or Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. eToro cannot assure you that it will designate the profits that eToro may distribute in a way that will reduce shareholders’ tax liability.

Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the ITA. To the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will have to comply with certain ITA administrative procedures in order to recoup the excess tax withheld.

A foreign resident who had income from a dividend that was accrued from an Israeli source, from which the full tax was deducted, will be exempt from filing a tax return in Israel with respect to such income, unless he is liable to additional Surtax (see below) in accordance with section 121B of the Ordinance.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Estate and gift tax

Israeli law does not presently impose estate or gift taxes.

INFORMATION ABOUT THE COMPANIES

About eToro

eToro is a one of the world’s leading social investment networks. eToro aims to revolutionize the way that people invest and enhance investors’ financial education. Its mission is to empower people to grow their knowledge and wealth as part of a global community of investors. The eToro platform enables users to execute trades, share information, analysis and views, see what others are doing in real time and learn from others. eToro offers users a broad choice of asset classes to invest in and users can choose how to invest. They can trade directly, copy another investor or invest in a portfolio. As of March 31, 2021, eToro had over 20 million registered users, operated in over 100 countries and was localized in more than 20 languages.

eToro was founded in 2007 with the goal of opening global markets so that everyone can trade and invest in a simple and transparent way. It has created an investment platform that is built around social collaboration and created a community where users can connect, share, and learn. On the eToro platform, users can view other investors’ portfolios and statistics, and interact with them to exchange ideas, discuss strategies and benefit from shared knowledge. On the eToro platform, users can hold traditional assets such as equities, currencies or commodities alongside ‘new’ assets such as bitcoin and ether.

The primary source of eToro’s net trading income is derived directly from trading activity. Net trading income is derived from equities, cryptoassets, commodities and currencies traded either as an asset or as a derivative. Net trading income includes income from user spreads (the difference between the buy and sell prices of an asset), net of trading costs, interest income and other income, primarily comprised of currency conversion income. In 2020 and 2019, eToro generated net trading income of $550 million and $252 million, respectively, and total commissions of $602 million and $245 million, respectively. Total commissions are comprised of commissions from trading activity, interest and other charges. See the section of this proxy statement/prospectus entitled “eToro’s management’s discussion and analysis of financial condition and operating results — Key performance indicators — Total commissions.”

In 2020, eToro added over 5 million new registered users and momentum is accelerating in 2021 as a new generation of investors continues to discover the global markets. eToro’s social community is rapidly expanding due to the vast, and growing, total addressable market which is supported by secular trends such as the growth of digital wealth platforms and the rise in retail participation. eToro was also one of the first regulated platforms to offer cryptoasset execution services as an ancillary unregulated activity and is well-positioned to benefit from increased adoption of cryptoassets.

The mailing address of eToro’s principal executive office is 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261.

About FinTech Acquisition Corp. V

FinTech Acquisition Corp. V is a special purpose acquisition company led by Betsy Z. Cohen as Chairman of the Board, Daniel G. Cohen, as Chief Executive Officer and James J. McEntee, III as President formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. The company raised $250,000,000 in its initial public offering in December 2020 and is listed on Nasdaq under the symbol “FTCV.” FTV was incorporated under the laws of the State of Delaware on April 22, 2019.

On December 8, 2020, FTV consummated its initial public offering of 25,000,000 units, with each unit consisting of one share of FTV Class A stock and one-third of one FTV public warrant, with each whole warrant entitling the holder to purchase one share of FTV Class A stock at a price of $11.50 per share, subject to adjustment as provided in FTV’s registration statement on Form S-1, initially filed with the SEC on October 23, 2020 (File No. 333-249646).

FTV’s public units, the FTV Class A stock and the FTV public warrants are listed on Nasdaq under the symbols FTCVU, FTCV and FTCVW, respectively.

The mailing address of FTV’s principal executive office is 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, and its telephone number is (215) 701-9555. After the consummation of the transactions, FTV’s principal executive office will be that of eToro.

About Buttonwood Merger Sub Corp.

Merger sub is a newly formed Delaware corporation and a direct wholly-owned subsidiary of eToro. Merger sub was formed solely for the purpose of effecting the merger and has not carried on any activities other than those in connection with the transactions. The address and telephone number for merger sub’s principal executive offices are the same as those for eToro.

FTV’S BUSINESS

References in this section to “FTV,” “we,” “our” or “us” refer to FinTech Acquisition Corp V, a Delaware corporation.

Introduction

FTV was incorporated on April 22, 2019 as a Delaware corporation and was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, with one or more businesses. FTV concentrated its efforts on identifying businesses that provide technological services to the financial services industry, with particular emphasis on businesses that provide data processing, storage and transmission services, data bases and payment processing services. Prior to executing the merger agreement, FTV’s efforts were limited to organizational activities, completion of the FTV IPO and the evaluation of possible business combinations. FTV has generated no operating revenues to date and does not expect that it will generate operating revenues prior to the consummation of the merger.

Initial public offering and simultaneous private placement

On December 8, 2020, FTV closed its initial public offering of 25,000,000 FTV public units with each such unit consisting of one share of FTV Class A stock and one-third of one FTV public warrant. Each whole FTV public warrant entitles the holder thereof to purchase one share of FTV Class A stock at a purchase price of $11.50 per share, and becomes exercisable on the later of 30 days after the merger or December 8, 2021 (12 months from the closing of the FTV IPO). The FTV public units sold in the FTV IPO included 3,200,000 units purchased by the underwriters in partial exercise of the over-allotment option to purchase an additional 3,270,000 units granted to the underwriters by FTV. The FTV public units from the FTV IPO (including the partial exercise of the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $250,000,000.

Simultaneously with the closing of the FTV IPO, FTV consummated a private placement of 640,000 FTV private units to FinTech Advisor Holdings V, LLC, one of its Sponsors. The FTV private units were sold at an offering price of $10.00 per unit, generating gross proceeds of $6,400,000. The FTV private placement warrants included in the FTV private units are identical to the FTV public warrants sold in the FTV IPO, except that the FTV private placement warrants are not redeemable and are exercisable on a cashless basis as long as held by the Sponsor or its permitted transferees. Pursuant to the terms of the sponsor agreement, the Sponsors have agreed that, immediately prior to the effective time but conditioned upon the closing of the merger, they will surrender to FTV, for no consideration, all FTV private placement warrants.

Offering proceeds held in trust

The aggregate investment amount (including $10,640,000 to cover deferred underwriter fees payable to the underwriter of the initial public offering upon completion of an initial business combination), was placed in the trust account at [JP Morgan Chase Bank, N.A.], with Continental acting as trustee. Except for interest earned on the funds held in the trust account that may be released to FTV to pay its tax obligations with respect to interest earned on such funds, neither the net proceeds from the FTV IPO and the concurrent private placement nor any interest earned thereon will be released from the trust account prior to the earliest of: (a) the completion of an initial business combination, (b) the redemption of any FTV public shares properly submitted in connection with a stockholder vote to amend the FTV certificate of incorporation (i) to modify the substance or timing of FTV’s obligation to redeem 100% of the FTV public shares if FTV does not complete an initial business combination within 24 months from the closing of the FTV IPO, or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, and (c) the redemption of the FTV public shares if FTV is unable to complete an initial business combination within 24 months from the closing of the FTV IPO, subject to applicable law.

Fair market value of target business

The target business or businesses that FTV acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for its initial business combination (excluding funds in the amount of the deferred underwriting commissions and the taxes payable on the interest earned on the trust account), although FTV may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. The FTV board has determined that this test was met in connection with the proposed transaction involving a merger of merger sub with and into FTV with FTV surviving as a wholly-owned subsidiary of eToro.

Stockholder approval of the merger

Under the FTV certificate of incorporation, in connection with any proposed merger, FTV must seek stockholder approval of an initial business combination at a meeting called for such purpose at which holders of FTV public shares may request to have such shares redeemed, regardless of whether they vote for or against the proposed merger, subject to the limitations described in the prospectus for the FTV IPO. Accordingly, in connection with the proposed transaction involving a merger of merger sub with and into FTV with FTV surviving as a wholly-owned subsidiary of eToro, the FTV public stockholders may request to have such shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

Voting restrictions in connection with stockholder meeting

In connection with any vote for a proposed merger, including the vote with respect to the merger proposal, the Sponsors have agreed to vote all of their shares of FTV common stock in favor of such proposed merger and all other matters presented to a vote of the FTV stockholders at the special meeting.

No directors or officers of FTV have purchased any securities of FTV in any open market transactions. However, at any time prior to the special meeting, during any period when they are not aware of any material nonpublic information regarding FTV or its securities, the Sponsors, as initial stockholders of FTV, or FTV’s officers, directors or advisors, or their respective affiliates, may purchase shares of FTV Class A stock from institutional or other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of FTV Class A stock or vote their shares in favor of the merger proposal. In addition, concurrently with the execution of the merger agreement, in support of the merger, the Sponsor Group entered into a letter agreement pursuant to which such parties agreed that the Sponsor Group: (a) may, directly or through affiliates, make open market purchases of shares of FTV Class A stock prior to the effective time in an amount up to $27,500,000 and (b) will, directly or through affiliates, and contingent upon the satisfaction of the conditions precedent to the merger set forth in the merger agreement, purchase or cause to be purchased eToro common shares at $10.00 per share and for an aggregate cash purchase price equal to the amount required to be paid by FTV to redeem any shares of FTV Class A stock in the FTV stockholder redemption in excess of 1,250,000 shares, with such purchase to occur at the time of the consummation of the merger (after the capital restructuring); provided that the amount that must be paid by the Sponsor Group to acquire the eToro common shares shall not exceed $27,500,000 and shall be reduced by the aggregate amount of open market purchases by the Sponsor Group (including through affiliates) of shares of FTV Class A stock prior to the effective time. One of the purposes of such purchases of FTV Class A stock would be to increase the likelihood of satisfaction of the requirements that the merger be approved where it appears that such requirements would not otherwise be met. All shares repurchased by FTV’s affiliates pursuant to such arrangements would be voted in favor of the proposed merger. As of the date of this proxy statement/prospectus, there have been no such discussions regarding the purchase of FTV Class A Stock and no agreements to such effect other than the letter agreement noted above have been entered into with any such investor or holder.

Liquidation if no merger

Under the FTV certificate of incorporation, if FTV does not complete the proposed transaction with eToro or another initial business combination within 24 months from the closing of the FTV IPO, FTV will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account less any portion of the interest earned on the trust account that has been reserved for taxes payable on such interest or for the funding of up to $100,000 of dissolution expenses (approximately $[•] per share as of [•], 2021 without considering additional funds to be deposited in connection with potential extensions) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the FTV remaining stockholders and the FTV board, dissolve and liquidate subject (in the case of (ii) and (iii) above) to FTV’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Holders of FTV public warrants will receive nothing upon a liquidation of FTV with respect to such rights and the FTV public warrants will be worthless.

The Sponsors and certain of FTV’s officers and directors have agreed to waive their rights to participate in any distribution from the trust account with respect to their shares of FTV Class B stock and shares of FTV Class A stock underlying the FTV private units. There will be no distribution from the trust account with respect to the FTV private placement warrants, which will expire worthless if FTV is liquidated.

The proceeds deposited in the trust account could, however, become subject to the claims of FTV’s creditors which would be prior to the claims of the FTV stockholders. Although FTV has obtained waiver agreements from certain vendors and service providers that it has engaged and owes money to as well as from the prospective target businesses FTV has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, and although FTV will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. The Sponsors have agreed that they will be liable to FTV if and to the extent that any claims by a third party (other than FTV’s independent registered public accountants) for services rendered or products sold to FTV, or a prospective target business with which FTV discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below $10.00 per FTV public share, except as to any claims by a third party that executed a waiver of any and all rights to seek access to the trust account and except as to any claims under FTV’s indemnity of the underwriters of the FTV IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsors will not be responsible to the extent of any liability for such third-party claims. FTV has not independently verified whether the Sponsors have sufficient funds to satisfy their indemnity obligations and believes that the Sponsors’ only assets are securities of FTV. FTV has not asked the Sponsors to reserve capital for such indemnification obligations. Therefore, FTV can give no assurance that the Sponsors would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for FTV’s initial business combination and redemptions could be reduced to less than $10.00 per FTV public share. In such event, FTV public stockholders would receive such lesser amount per share in connection with any redemption thereof. None of FTV’s officers will indemnify it for claims by third parties, including any claims by vendors and prospective target businesses. Additionally, if FTV is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law and may be included in FTV’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the FTV’s stockholders. To the extent that any bankruptcy claims deplete the trust account, FTV cannot assure you that it will be able to return to holders of FTV public shares at least $10.00 per share. Holders of FTV public shares are entitled to receive funds from the trust account only in the event of its failure to complete an initial business combination within the required time period or if the stockholders properly seek to have FTV redeem their respective shares for cash upon an initial business combination that is actually completed by FTV. In no other circumstances does a stockholder have any right or interest of any kind to or in the trust account.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The portion of the trust account distributed to holders of FTV public shares upon the redemption of 100% of the outstanding FTV public shares in the event that FTV does not complete its initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the portion of the trust account distributed to holders of the FTV public shares upon the redemption of 100% of the FTV public shares in the event that FTV does not complete its initial business combination within the required time period is not considered a liquidation distribution under Delaware law (because of a failure to comply with Section 280 of the DGCL or for any other reason) and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. If FTV is unable to complete an initial business combination within the prescribed time frame, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding FTV public shares, which redemption will completely extinguish the rights of the holders of the FTV public shares as stockholders (including the right to receive further liquidation distributions, if any) subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining FTV stockholders and the FTV board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, if an initial business combination does not occur, it is FTV’s intention to redeem the FTV public shares as soon as reasonably possible following the expiration of the time periods described above and, therefore, FTV does not intend to comply with the procedures required by Section 280 of the DGCL, which likely would limit the amount and duration of the FTV’s stockholders’ liability with respect to liquidating distributions as described above. As such, the FTV stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of FTV’s stockholders may extend well beyond the third anniversary of such date.

Because FTV will not be in compliance with Section 280 of the DGCL, Section 281(b) of the DGCL requires FTV to adopt a plan, based on facts known to it at such time, that will provide for its payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent ten years. However, because FTV is a blank check company, rather than an operating company, and its operations will be limited to searching for prospective target businesses to acquire, the only claims likely to arise would be from its vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

FTV will pay the costs of any subsequent liquidation from its remaining assets outside of the trust account. If such funds are insufficient, the Sponsors have agreed to pay the funds necessary to complete such liquidation.

Facilities

FTV currently maintains its principal executive offices at 2929 Arch Street, Suite 1703, Philadelphia, PA 19104-2870. The cost for its use of this space is included in the $20,000-per-month fee that it pays to an affiliate of the Sponsors for office space, utilities and shared personnel services. FTV considers its current office space adequate for its current operations.

Employees

FTV currently has three executive officers. These individuals are not obligated to devote any specific number of hours to FTV matters, but they will devote as much of their time as they deem necessary to FTV affairs until it has completed its initial business combination. The amount of time they devote in any time period varies based on whether a target business has been selected for FTV’s initial business combination and the stage of the initial business combination process that FTV is in. FTV does not intend to have any full time employees prior to the consummation of its initial business combination.

Directors and executive officers

Our directors and executive officers are as follows:

Name	Age	Title
Betsy Z. Cohen*	79	Chairman of the Board
Daniel G. Cohen*	51	Chief Executive Officer
James J. McEntee, III	63	President
Douglas Listman	50	Chief Financial Officer
Brittain Ezzes	44	Director
Lesley Goldwasser	59	Director
Laura S. Kohn	52	Director
Jan Rock Zubrow	63	Director

____________

*        Mr. Cohen is the son of Mrs. Cohen.

Betsy Z. Cohen has served as Chairman of the FTV board since June 2019. Since May 2019, she has served as Chairman of the board of directors of FinTech IV; since June 2020, she has served as Chairman of the board of directors of FTAC Olympus; since November 2020, she has served as Chairman of the board of directors of FTAC Athena and FinTech VI; since January 2021, she has served as Chairman of the board of directors of FTAC Hera; and since February 2021, she has served as a director of Metromile, Inc. Ms. Cohen served as Chairman of FinTech III’s board of directors from March 2017 until October 2020, and as Chairman of FinTech II’s board of directors from August 2016 until July 2018. She served as a director of FinTech I and its successor, Card Connect Corp., a provider of payment processing solutions to merchants, from November 2013 until May 2017, and previously served as Chairman of the board of directors of FinTech I from July 2014 through July 2016 and as FinTech I’s Chief Executive Officer from July 2014 through August 2014. She served as Chief Executive Officer of Bancorp and its wholly-owned subsidiary, Bancorp Bank, from September 2000 and as Chairman of Bancorp Bank from November 2003, and resigned from these positions upon her retirement in December 2014. She served as the Chairman of the Board of Trustees and as a trustee of RAIT Financial Trust (“RAIT”), a real estate investment trust, from its founding in August 1997, through her resignation as of December 31, 2010 and served as RAIT’s Chief Executive Officer from 1997 to 2006. Ms. Cohen served as a director of Hudson United Bancorp (a bank holding company), the successor to JeffBanks, Inc., from December 1999 until July 2000 and as the Chairman of the Jefferson Bank Division of Hudson United Bank (Hudson United Bancorp’s banking subsidiary) from December 1999 through March 2000. Before the merger of JeffBanks, Inc. with Hudson United Bancorp in December 1999, Ms. Cohen was Chairman and Chief Executive Officer of JeffBanks, Inc. from its inception in 1981 and also served as Chairman and Chief Executive Officer of each of its subsidiaries, Jefferson Bank, which she founded in 1974, and Jefferson Bank New Jersey, which she founded in 1987. From 1985 until 1993, Ms. Cohen was a director of First Union Corp. of Virginia (a bank holding company) and its predecessor, Dominion Bancshares, Inc. In 1969, Ms. Cohen co-founded a commercial law firm and served as a senior partner until 1984. Ms. Cohen also served as a director of Aetna, Inc. (NYSE: AET), an insurance company, from 1994 until May 2018. The FTV board has determined that Ms. Cohen’s extensive experience in the financial services industry generally, and the financial technology industry in particular, as well as extensive experience in operating financial services companies in a public company environment, qualifies her to serve as a member of the FTV board.

Daniel G. Cohen has served as the Chief Executive Officer of FTV since October 2020, as the Chief Executive Officer of FinTech IV since May 2019, as the Chief Executive Officer of FinTech VI since November 2020 and as the Chief Executive Officer and President of FTAC Hera since January 2021. Mr. Cohen has served as the Chairman of the Board of INSU III since October 2020, as the Chairman of the Board of INSU IV since November 2020, as the Chairman of the Board of FTAC Parnassus since December 2020 and as Chairman of the Board of FTAC Zeus since December 2020. Previously, he served as the Chairman of the Board of INSU I from December 2018 to October 2020 and as Chairman of the Board of INSU II from January 2019 to February 2021. Since February 2018, Mr. Cohen has served as the Chairman of the board of directors and of the board of managers of Cohen & Company, LLC, and has, since September 2013, served as the President and Chief Executive of the European Business of Cohen & Company Inc. (NYSE American: COHN), a financial services company with approximately $2.65 billion in assets under management as of September 30, 2020, and as President, a director and the Chief Investment Officer of Cohen & Company Inc.’s indirect majority owned subsidiary, Cohen & Company Financial Limited (formerly known as EuroDekania Management Limited), a Financial Conduct Authority regulated investment advisor and broker dealer focusing on the European capital markets (“CCFL”). Mr. Cohen served as Vice Chairman of the board of directors and of the board of managers of Cohen & Company, LLC from September 2013 to February 2018. Mr. Cohen served as the Chief Executive Officer and Chief Investment Officer of Cohen & Company Inc. from December 2009 to September 2013 and as the Chairman of the board of directors from October 2006 to September 2013. Mr. Cohen served as the executive Chairman of Cohen & Company Inc. from October 2006 to December 2009. In addition, Mr. Cohen served as the Chairman of the board of managers of Cohen & Company, LLC from 2001 to September 2013, as the Chief Investment Officer of Cohen & Company, LLC from October 2008 to September 2013, and as Chief Executive Officer of Cohen & Company, LLC from December 2009 to September 2013. Mr. Cohen served as the Chairman and Chief Executive Officer of J.V.B. Financial Group, LLC (formerly C&Co/PrinceRidge Partners LLC), Cohen & Company Inc.’s indirect broker dealer subsidiary (“JVB”), from July 2012 to September 2013. He has been the Chairman of The Bancorp Inc. (“Bancorp”) (Nasdaq: TBBK) and Chairman of the Executive Committee of Bancorp’s board of directors since its inception in 1999. Mr. Cohen is Vice-Chairman of Bancorp Bank’s board of directors and Chairman of its Executive Committee. He had previously been Chairman of Bancorp Bank’s board of directors from September 2000 to November 2003 and, from July 2000 to September 2000, had been Bancorp Bank’s Chief Executive Officer. Mr. Cohen previously served as a director and Chief Executive Officer of FinTech II from May 2015 until July 2018 and as Chief Executive Officer of FinTech III from March 2017 to October 2020. He previously served as a director of FinTech I from November 2013 until July 2016, as FinTech I’s President and Chief Executive Officer from August 2014 until July 2016, and as FinTech I’s Executive Vice President from July 2014 through August 2014. He also previously served as Chief Executive Officer of RAIT from December 2006, when it merged with Taberna Realty Finance Trust (“Taberna”), to February 2009, and served as a trustee from the date RAIT acquired Taberna until his resignation from that position in February 2010. Mr. Cohen was Chairman of the board of trustees of Taberna from its inception in March 2005 until its December 2006 acquisition by RAIT, and its Chief Executive Officer from March 2005 to December 2006. Mr. Cohen served as a director of Star Asia, a joint venture investing in Asian commercial real estate, from February 2007 to February 2014 and as a director of Muni Funding Company of America, LLC, a company investing in middle-market non-profit organizations, from April 2007 to June 2011. Mr. Cohen is a member of the Academy of the University of Pennsylvania, a member of the Visiting Committees for the Humanities and a member of the Paris Center of the University of Chicago. Mr. Cohen is also a Trustee of the List College Board of the Jewish Theological Seminary, a member of the board of the Columbia Global Center in Paris, a Trustee of the Paideia Institute and a Trustee of the Arete Foundation.

James J. McEntee, III has served as FTV’s President since June 2019, as the President of FinTech IV since May 2019 and as the President of FinTech VI since November 2020. Previously, Mr. McEntee served as the Chief Financial Officer of FTV from May 2019 to August 2020. He also served as the President and Chief Financial Officer of FinTech III from March 2017 until October 2020, and as President and Chief Financial Officer of FinTech II from May 2015 until July 2018. He served as FinTech I’s Chief Financial Officer and Chief Operating Officer from August 2014 to July 2016. He has served as the Managing Principal of StBWell, LLC, an owner and operator of real estate, since June 2010. Mr. McEntee has been a director of both Bancorp and its wholly-owned subsidiary Bancorp Bank since September 2000 and was a director of T-Rex Group, Inc., a provider of risk analytics software for investors in renewable energy, from November 2014 to January 2018. Mr. McEntee was the Chief Executive Officer of Alesco Financial, Inc. from the date of its incorporation in 2006 until its merger with Cohen & Company in December 2009, and was the Chief Operating Officer of Cohen & Company from March 2003 until December 2009 and was a managing director of COHN and was the Vice-Chairman and Co-Chief Operating Officer of JVB Financial through October 2013. Mr. McEntee was a principal in Harron Capital, L.P., a media and communications venture capital fund, from 1999 to September 2002. From 1990 through 1999, Mr. McEntee was a stockholder at Lamb McErlane, PC, and from 2000 until 2004 was of counsel to Lamb McErlane. Mr. McEntee was previously a director of Pegasus Communications Corporation, a publicly held provider of communications and other services, and of several other private companies. Mr. McEntee has served since 2008 as a director of The Chester Fund, a nonprofit organization, and served as its Chairman from July 2012 to January 2018.

Douglas Listman has been the Chief Financial Officer of FTV since October 2020, the Chief Financial Officer of FinTech IV since August 2020, the Chief Financial Officer of FinTech VI since November 2020, the Chief Financial Officer of FTAC Olympus since August 2020, the Chief Financial Officer of FTAC Athena since December 2020 and the Chief Financial Officer of FTAC Hera since January 2021. He has served as the Chief Accounting Officer of Cohen & Company Inc. since December 2009 and Chief Accounting Officer of Cohen & Company, LLC since 2006. From 2004 to 2006, Mr. Listman served as an associate for Resources Global Professionals, a worldwide accounting services consulting firm. From 1992 to 2003, Mr. Listman served in various accounting and finance positions including: senior accountant with KPMG; Assistant Corporate Controller of Integrated Health Services, a publicly traded provider of skilled nursing services (NYSE: IHS); Controller of Integrated Living Communities, a publicly traded provider of assisted living services (Nasdaq: ILCC); Chief Financial Officer of Senior Lifestyles Corporation, a private owned provider of assisted living services; and Chief Financial Officer of Monarch Properties, a privately owned health care facility real estate investment company. Mr. Listman is a Certified Public Accountant and graduated from the University of Delaware with a B.S. in accounting.

Brittain Ezzes has served as a director since December 2020, as a director of FinTech IV since May 2019 and as a director of FTAC Hera since March 2021. She previously served as a director of FinTech III from November 2018 until October 2020. Since April 2020, Ms. Ezzes has served as Executive Vice President and Portfolio Manager for Small Cap Value and Mid Cap Value funds at Mutual of America. Previously, Ms. Ezzes served as a Portfolio Manager and Senior Research Analyst at Cramer Rosenthal McGlynn, an equity investment company, where she was responsible for investing portfolios and recommending stocks for a variety of industries. She served as the Co-Portfolio Manager of the CRM Small/Mid Cap Value Strategy from 2014 to April 2020 and as Co-Portfolio Manager of the CRM Mid Cap Value Strategy from 2016 to April 2020. Ms. Ezzes joined Cramer

Rosenthal McGlynn in 2010 as an investment analyst. Ms. Ezzes began her career in public equities in 2003 and previously worked at MissionPoint Capital and Iridian Asset Management. From 1999 until 2003, she worked in private equity at SG Capital Partners where she was a member of the investment team focused on leveraged buyouts, leveraged recapitalizations and growth equity investments. She started her career in 1998 as a Business Analyst with Price Waterhouse, LLP. Ms. Ezzes holds a B.A. in International Relations and Russian Studies from Brown University. The FTV board has determined that Ms. Ezzes’ extensive experience in the financial services industry qualifies her to serve as a member of its board of directors.

Lesley Goldwasser has served as a director since December 2020. Ms. Goldwasser has been a Managing Partner of GreensLedge Capital Markets LLC (“GreensLedge”) since September 2013. Prior to joining GreensLedge, she was associated with Credit Suisse Group AG (“Credit Suisse”) as a Managing Director from September 2010 to November 2013, where she had global responsibility for the Hedge Fund Strategic Services unit. Before Credit Suisse, Ms. Goldwasser spent 12 years at Bear Stearns where she was co-head of Global Debt and Equity Capital Markets units and had global responsibility for structured products. Prior to her tenure at Bear Stearns, Ms. Goldwasser spent 12 years at Credit Suisse in a variety of management positions, including responsibility for both the Asset Backed and Non-Agency Mortgage Trading Desks. Ms. Goldwasser has been a member of the board of directors of TipTree Inc. (Nasdaq: TIPT), a financial services company, since January 2015. Ms. Goldwasser was selected to serve on the FTV board because of her extensive experience in the financial services industry, which FTV believes makes her a valuable addition to the FTV board.

Laura S. Kohn has served as a director since December 2020 and as a director of FinTech IV since September 2020. Ms. Kohn is an independent investor and entrepreneur focused primarily on real estate investments. Previously, Ms. Kohn was Vice President and Head of Institutional Strategy at Charles Schwab from 2009 to 2012 and Senior Vice President of Strategic Initiatives at Wells Fargo from 2007 to 2009. Prior to that Ms. Kohn served as Senior Principal at the Parthenon Group, a provider of strategy consulting, where she directed consulting engagements and developed relationships with client executives at Fortune 500 companies, mid-tier companies and start-up ventures. Ms. Kohn began her career at the Boston Consulting Group, where she provided strategic consulting services to executive management of Fortune 500 companies. She holds an M.B.A. in Finance from the Wharton School of Business, a Ph.D. in Industrial and Organizational Behavior from Rice University and a B.A. in Psychology from Binghamton University. The FTV board believes that Ms. Kohn’s breadth and depth of experience as an investor and strategic planner make her well qualified to serve as a director.

Jan Rock Zubrow has served as a director since September 2020, as a director of FinTech V since December 2020 and as a director of FTAC Hera since March 2021. Ms. Rock Zubrow is a leader of non-profit organizations active in international development and education. Since 2015, she has served as Chair of the Board of Women for Women International, an organization that provides vocational and life skills to women in war-torn countries. In addition, Ms. Rock Zubrow has served since 2013 on the board of New Leaders, an organization that trains educators to be transformational school leaders who can help bridge the achievement gap in the nation’s inner-city schools. From 1998 to 2015, Ms. Rock Zubrow was president of MedCapital, LLC, a venture capital firm that she founded that invested in early stage healthcare companies. Before starting MedCapital, Ms. Rock Zubrow managed significant consumer franchises at Johnson & Johnson, Tambrands, Inc. and the Procter and Gamble Company. Ms. Rock Zubrow is a trustee emeritus of the Cornell University Board of Trustees and served as Chair of Cornell’s Executive Committee from 2011-2018. Additionally, she chaired the Presidential Search Committee for Cornell’s thirteenth and fourteenth presidents. Previously, she served as Co-Chair of Cornell’s $6 billion capital campaign and the task-force which led to the establishment of the Cornell Tech campus in New York City. Ms. Rock Zubrow received a B.A. in Economics from Cornell University and a M.B.A. from the Harvard Business School. The FTV board has determined that Ms. Rock Zubrow’s extensive venture capital investing experience as well as her prior experience as a director qualifies her to serve as a member of the FTV board.

Executive officer and director compensation

If the merger is consummated, Betsy Cohen is expected to be named to the eToro board. As such, she may receive any cash fees, stock options or stock awards that the eToro board determines to pay to its directors.

Legal proceedings

To the knowledge of FTV management, there is no material litigation, arbitration or governmental proceeding currently pending against FTV or any members of its management team in their capacity as such.

FTV’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of FTV’s financial condition and results of operations should be read together with the section of this proxy statement/prospectus entitled “Selected historical financial data of eToro” and the historical audited annual consolidated financial statements for the years ended December 31, 2020 and 2019 and the respective notes thereto, included elsewhere in this proxy statement/prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. eToro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” or in other parts of this proxy statement/prospectus. References in this section to “we,” “us,” “our,” “FTV” and the “Company” refer to the business and operations of Fintech Acquisition Corp. V and its consolidated subsidiaries.

Overview

We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more target businesses. We intend to complete our business combination using cash from the proceeds of the initial public offering and the sale of the placement units that occurred simultaneously with the completion of the initial public offering, our capital stock, debt or a combination of cash, stock and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Recent developments

On March 16, 2021, we entered into the merger agreement with eToro and merger sub, which provides for, among other things, the merger, with the Company surviving as a wholly-owned subsidiary of eToro. At the effective time, the stockholders of the Company will receive certain of eToro’s common shares, and eToro will list as a publicly traded company on Nasdaq and will continue to conduct the social trading platform business conducted by eToro prior to the merger. For further information on the proposed merger, see the section of this proxy statement/prospectus entitled “Proposal one — The merger proposal.”

Results of operations

We have neither engaged in any operations (other than searching for a business combination after our initial public offering) nor generated any revenues to date. Our only activities from April 22, 2019 (inception) through December 31, 2020 were organizational activities, those necessary to prepare for our Initial public offering, described below, and, after our Initial public offering, identifying a target company for an initial business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We expect to generate non-operating income in the form of interest earned on investments held after our initial public offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2020, we had a net loss of $1,804,534, which consists of operating costs of $105,760, a change in the fair value of warrant liabilities of $1,277,733 and transaction costs attributable to our initial public offering of $422,617, offset by interest income on investments held in the trust account of $1,576.

For the period from April 22, 2019 (inception) through December 31, 2019, we had a net loss of $1,425, which consists of operating costs of $1,425.

Liquidity and capital resources

On December 8, 2020, we consummated our initial public offering of 25,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the partial exercise by the underwriters of their over-allotment option in the amount of 3,200,000 Units, at $10.00 per Unit, generating gross proceeds of $250,000,000.

Simultaneously with the closing of our initial public offering, we consummated the sale of 640,000 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to FinTech Investor Holdings V, LLC, that closed simultaneously with our initial public offering, generating gross proceeds of $6,400,000. The manager of FinTech Investor Holdings V, LLC is Cohen Sponsor Interests V, LLC.

Transaction costs amounted to $15,461,590, consisting of $4,360,000 in cash underwriting fees, $10,640,000 of deferred underwriting fees and $461,590 of other offering costs. In addition, as of December 31, 2020, cash of $1,054,211 was held outside of the trust account and is available for working capital purposes.

For the year ended December 31, 2020, cash used in operating activities was $548,774. Net loss of $1,804,534 was affected by interest earned on investments held in the trust account of $1,576, a change in the fair value of warrant liabilities of $1,277,733 and transaction costs attributable to our initial public offering of $422,617, payments of operating costs through promissory notes of $425, and changes in operating assets and liabilities, which used $443,439 of cash from operating activities.

For the period from April 22, 2019 (inception) through December 31, 2019, cash used in operating activities was $0. Net loss of $1,425 was affected by formation costs and expenses paid by sponsor, which provided $1,425 of cash from operating activities.

As of December 31, 2020, we had cash and investments held in the trust account of $250,001,576. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account to complete our business combination. We may withdraw interest to pay taxes. During the period ended December 31, 2020, we did not withdraw any interest income from the trust account. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2020, we had $1,054,211 of cash held outside of the trust account. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to finance transaction costs in connection with a business combination, the Sponsor, members of the Company’s management team or any of their respective affiliates or other third parties may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”), which will be repaid only upon the consummation of a business combination. If the Company does not consummate a business combination, the Company may use a portion of any funds held outside the trust account to repay the Working Capital Loans; however, no proceeds from the trust account may be used for such repayment. If such funds are insufficient to repay the Working Capital Loans, the unpaid amounts would be forgiven. The Working Capital Loans may be converted into units at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. At December 31, 2020, no such Working Capital Loans were outstanding.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. If we are unable to complete our business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-balance sheet financing arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the sponsor or an affiliate of the sponsor a monthly fee of $20,000 for office space, utilities, and shared personnel support services. We began incurring these fees on December 4, 2020 and will continue to incur these fees monthly until the earlier of the completion of the business combination or the Company’s liquidation.

Pursuant to a registration rights agreement entered into on December 3, 2020, the holders of the founder shares, placement units (including securities contained therein) and the units that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the placement warrants or the warrants included in the units issued upon conversion of the Working Capital Loans) will be entitled to registration rights requiring us to register such securities for resale (in the case of the founder shares, only after conversion to Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.

Cantor Fitzgerald & Co., as representative of the several underwriters, is entitled to a deferred fee of $10,640,000. The deferred fee will become payable to the representative from the amounts held in the trust account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies.

Warrant Liabilities

We account for the Warrants in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the Warrants as liabilities at their fair value and adjust them to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The Warrants for periods where no observable trading price was available are valued using a Modified Black-Scholes Option Pricing model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date.

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity.

Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of our balance sheet.

Net Income (Loss) per Common Share

We apply the two-class method in calculating earnings per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the trust account, net of applicable franchise and income taxes, by the weighted average number of shares of Class A redeemable common stock outstanding for the period. Net loss per common share, basic and diluted for Class A and Class B non-redeemable common stock is calculated by dividing net income less income attributable to Class A redeemable common stock, by the weighted average number of shares of Class A and Class B non-redeemable common stock outstanding for the period presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

ETORO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that eToro’s management believes is relevant to an assessment and understanding of eToro’s consolidated results of operations and financial condition. The discussion should be read together with the section of this proxy statement/prospectus entitled “Selected historical financial data of eToro” and the historical audited annual consolidated financial statements for the years ended December 31, 2020 and 2019 and the respective notes thereto, included elsewhere in this proxy statement/prospectus.

The discussion and analysis should also be read together with eToro’s unaudited pro forma financial information for the year ended December 31, 2020. See the section of this proxy statement/prospectus entitled “Summary unaudited pro forma condensed combined financial information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. eToro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” or in other parts of this proxy statement/prospectus. Unless the context otherwise requires, references in this “eToro’s management’s discussion and analysis of financial condition and operating results” to “we,” “our” and “eToro” refer to the business and operations of eToro Group Ltd. and its consolidated subsidiaries.

Overview

eToro is one of the world’s leading social investment networks and aims to revolutionize the way that people invest. Its mission is to empower people to grow their knowledge and wealth as part of a global community of investors. eToro believes that retail investing is often cumbersome, inaccessible, expensive, and regionally isolated and aims to change this with its innovative product offerings.

eToro was founded in 2007 with the goal of opening global markets so that everyone can trade and invest in a simple and transparent way. It has created an investment platform that is built around social collaboration and created a community where users can connect, share, and learn. On eToro’s platform, users can view other investors’ portfolios and statistics, and interact with them to exchange ideas, discuss strategies and benefit from shared knowledge. eToro acts as a bridge between the old and new worlds of investing. On eToro’s platform, users can hold traditional assets such as equities, currencies or commodities alongside ‘new’ assets such as bitcoin and ether. eToro also offers its users a choice of how to invest, as users can trade directly themselves, invest in a portfolio, or replicate the investment strategy of other investors on eToro’s platform at no extra cost, all with the simple click of a button.

The primary source of eToro’s net trading income is derived directly from trading activity.

In 2020 and 2019, eToro generated net trading income of $550 million and $252 million, respectively, and total commissions of $602 million and $245 million, respectively. Net trading income is derived from equities, cryptoassets, commodities and currencies traded either as an asset or as a derivative. Net trading income includes income from user spreads (the difference between the bid and ask spreads of buying and selling assets or derivatives) net of trading costs, interest income and other income, primarily comprised of currency conversion income. Total commissions is a key performance indicator. For further information see the section of this proxy statement/prospectus entitled “eToro’s management’s discussion and analysis of financial condition and operating results — Key performance indicators — Total commissions.”

Trading income, net of trading costs is derived from bid and ask spreads of buying and selling assets or derivatives in equities, commodities, cryptoassets and currencies. The bid and ask spread may be fixed or variable depending on the underlying asset traded.

Trading costs include, amongst other costs, execution, clearing and custody costs, interest expense, trading gains and losses from eToro’s market making activities, realized and unrealized gains and losses on financial instruments and other assets traded that are held for such activities and user compensation costs (which include payments made to users at eToro’s discretion).

eToro has built its platform into a globally recognizable brand through a dynamic, multi-channel marketing strategy with a strong focus on internet-based, technology-driven channels. This focus enables eToro to continually optimize its marketing strategy by leveraging the vast amount of data that eToro has available.

For information regarding any known events or uncertainties that have had or would reasonably be expected to have a material impact on revenue or results of operations, see the section of this proxy statement/prospectus entitled “Risk factors”, particularly the following risk factors: “eToro’s operating results have significantly fluctuated in the past and may continue to fluctuate due to market volatility, eToro’s number of funded users and the level of activity of such users” and “eToro’s business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or eToro’s failure to comply with, any laws and regulations could adversely affect eToro’s business, operating results and financial condition.” Please also refer to the section entitled “eToro’s Management’s Discussion And Analysis Of Financial Condition And Results Of Operations — Key factors affecting operating results.”

Significant events and transactions

The merger

On March 16, 2021, eToro, FTV and merger sub entered into the merger agreement. Under the merger agreement, merger sub will merge with and into FTV, with FTV surviving as a wholly-owned subsidiary of eToro upon the closing. The merger is conditioned on the approval of the merger proposal, the new charter proposal and the material differences charter proposal by the FTV shareholders. Upon consummation of the transactions, the pro forma equity valuation of eToro is expected to be $10.4 billion. For further information on the proposed merger, see the section of this proxy statement/prospectus entitled “Proposal one — The merger proposal.”

COVID-19 impact

COVID-19 accelerated digital and mobile acceptance and drove increased retail participation in financial markets. The market volatility, more time at home due to lockdowns and remote working, a greater reliance and acceptance of digital technologies, increased savings and governmental stimulus all encouraged an increased number of new retail investors, many of whom joined eToro’s platform. In 2020, eToro added over five million new registered users and expects such trend to continue into 2021 as new retail investors enter the market. Overall, eToro saw very little, if any negative impact and, as a result of an increased number of new users, recognized positive trends in its business, financial condition and results of operations.

As a technology-led business, eToro was able to respond quickly and effectively to the need to work remotely, transitioning each of its teams and offices to remote working conditions in compliance with local restrictions while preserving its focus on delivering high-quality user experiences and maintaining its growth trajectory.

Many companies that have enabled eToro and its users to work remotely have seen strong investment results during the COVID-19 pandemic. It is still uncertain as to the permanent impact COVID-19 will have on how companies operate, however, many businesses have already suggested that they will adopt a permanent remote working policy or have extended their work-from-home policies. In light of this, eToro launched RemoteWork CopyPortfolios™ which offers exposure to a range of companies (mainly B2B), all of which have a significant impact on the future of work, enabling organizations to apply remote working strategy through technology solutions.

eToro has a very sociable culture and its human capital is its most valuable asset. eToro’s Human Resources team and its management implemented programs and offered resources intended to ensure employees felt supported and connected throughout the pandemic.

Key factors affecting operating results

The growth and success of eToro’s business as well as eToro’s financial condition and operating results have been and will continue to be affected by a number of factors.

Retail trading activity

eToro’s net trading income is correlated with overall trading activity in the asset classes offered on eToro’s platform. There are several factors that contribute to changes in trading activity, including, but not limited to, investors interest in capital markets and in particular asset classes, as well as changes in market sentiment. While eToro has experienced periods of low and high trading activity driven by rising or declining investor interest in certain asset classes, the diversity of assets on eToro’s platform provides a natural hedge against lower trading activity in one particular asset.

Adoption of cryptoassets

eToro’s financial performance is influenced by interest in and adoption of cryptoassets, and eToro’s continued ability to expand the breadth of cryptoassets on its platform and launch innovative investment products in the asset class. Over time, eToro has observed a positive trend in the total market capitalization of cryptoassets, which eToro believes indicates increased overall adoption. eToro has also observed greater participation from traditional retail brands and financial institutions in the cryptoasset ecosystem as well as increasing participation by institutional clients in cryptoasset trading volumes. For example, consumers can now pay using bitcoin at HomeDepot, Burger King and KFC (in certain counties); VISA and Mastercard have each announced cryptoasset initiatives; and the Bank of England and HM Treasury have announced the creation of a Central Bank Digital Currency Taskforce. The widespread adoption of cryptoassets is subject to risks and uncertainties, as further described in the section of this proxy statement/prospectus entitled “Risk factors–Risks related to cryptoassets and cryptoasset markets.”

The below table contains the breakdown of the amount and type of each cryptoasset presented in the Company’s statement of financial position for the following period ends:

	June 30,	December 31,
	2021	2020	2019
BTC	$37	$24	$16
ETH	72	23	5
ADA	54	5	*
XRP	43	16	27
Others**	73	19	9
Cryptoassets	$279	$87	$57

____________

*        less than 1 thousand

**      Including other cryptoassets that are individually less than 10 percent of the total cryptoassets balance

New products and services

eToro’s investment in growing its user base includes the introduction of new products and services, increased sales and marketing, and continued global expansion. eToro intends to continue to develop and introduce products and services for its global user base and to expand its reach internationally through marketing, strategic acquisitions and partnerships, and investments in new regional offices. eToro’s ability to expand into new markets depends on many factors, including, but not limited to, compliance with local rules and regulations, retail demand for investment in capital markets, competition, and infrastructure. eToro believes that the strength of its brand and reputation as a trusted, compliant and easy-to-use fintech company position eToro to expand its global presence.

Social networks

One of eToro’s unique differentiators is its social approach to investing. eToro’s ability to retain and serve users will be affected by its success in maintaining and increasing user engagement, fostering a sense of community on the eToro platform and continuing to improve the attractiveness of its patented CopyTrader™ offering as well as its Popular Investor program.

New markets

eToro’s ability to obtain licenses, strike partnerships and successfully enter new geographical markets will affect its rate of growth. eToro is gradually entering the U.S. market, which is the largest and most attractive market in the industries in which eToro operates. In parallel, eToro continues to expand in the E.U., Asia Pacific and Latin America. eToro is in the process of submitting license applications in multiple jurisdictions to support its further expansion.

Implementation of marketing strategy

eToro has built an efficient, multi-channel marketing strategy with a strong focus on internet-based, technology-driven channels. eToro’s marketing operation, which is key to its ability to effectively acquire, activate and retain users, is dependent on eToro’s continued ability to effectively execute product led marketing campaigns in all relevant jurisdictions and to leverage data across multiple digital channels.

Competition

eToro’s platform provides retail investors with opportunities for social collaboration, investor education and to access multiple different financial products, including its CopyTraderTM feature through a single platform. eToro is therefore uniquely positioned to compete due to the breadth of its product offering and its global footprint. eToro primarily competes with high growth fintech companies that create a unique user experience and provide a variety of financial services, as well as high-growth international brokers and tech-led brokers that provide self-directed, multi-asset investment services. Competition is highly fragmented, with multiple local market participants in each market in which eToro operates. eToro’s operating results depend on its ability to competitively price its products and services. While eToro aims to continue expanding its competitive advantage and differentiate its offering from competitors, pricing pressure and greater competition may emerge and eToro’s current level of commission and fees may decline in the future which could reduce its net trading income.

Key performance indicators

Registered users

As of March 31, 2021, eToro had over 20 million registered users globally. Registered users are all users who have created an account with a username, password, and an email on the eToro platform. eToro tracks the number of registered users in order to understand the magnitude of eToro’s social network and indicate eToro’s scale. Registered users can engage and interact with other investors on eToro’s social network and access eToro’s educational resources including the free virtual account which allows them to practice their investing skills risk free. A proportion of registered users go on to fund their account and trade or invest on eToro’s platform. eToro’s marketing strategy targets both the growth of registered users and the conversion of registered users to funded accounts, which is fundamental to eToro’s business strategy.

New registered users are all users who create their account on eToro’s platform during the reported period. The growth in new registered users represents increased user interest in eToro’s platform and the expansion of eToro’s social network. In 2019 and 2020, eToro added over two million and over five million new registered users respectively. Momentum is accelerating in fiscal 2021, in the first quarter eToro added over three million new registered users.

Registered users of eToro USA are not required to pay a fee in order to open or maintain an account with eToro, nor is any payment required to access any type of premium or additional features. Some fees are applicable to users in the rest of the world. If, for example, there has been no login activity on a registered account for a period of at least twelve (12) months, a $10 monthly inactivity fee will be charged on any remaining available balance after the account holder has been notified and given an opportunity to log in. In addition, the inactivity fee is prominently disclosed to users. eToro will not close any open positions in order to cover the fee. eToro collected inactivity fees in the aggregate equal to $1.1 million and $1.4 million in 2019 and 2020, respectively.

Average cost per registration

eToro has become a globally recognized brand through its dynamic, multi-channel marketing strategy which attracts, engages and retains users. The average cost per registration is measured as the total marketing expenses for the period divided by the number of new registered users in the period. Marketing expenses are the selling and marketing expenses as reported in eToro’s financial statements, excluding selling and marketing personnel related expenses and allocated overhead expenses.

The average cost per registration represents eToro’s user acquisition cost. The average cost per registration has decreased from $52 for the year ended December 31, 2019 to $44 for the year ended December 31, 2020, influenced by the interest in eToro’s new products and services, the effective execution of its marketing strategy, and broader retail awareness of and interest in capital markets.

Cost per registration is calculated based on the cost of marketing activities involved in acquiring a new user. eToro believes that user acquisition is directly influenced by eToro’s marketing activities and therefore these costs best reflect the cost of acquiring a new user. Cost per registration therefore does not include fixed costs, such as salaries, that would be spent regardless of the volume of marketing activities, such as selling and marketing personnel-related expenses and allocated overhead expenses. This model is the standard calculation used across the marketing industry.

As disclosed in Note 17b in the section of this proxy statement/prospectus entitled “Consolidated financial statements of eToro Group Ltd,” selling and marketing personnel-related expenses and allocated overhead expenses are an immaterial part of eToro’s total selling and marketing costs, and therefore the impact of their exclusion from the calculation is insignificant.

Funded accounts

Funded accounts are registered users who have completed KYC and AML assessments and other onboarding processes, activated their account, executed at least one trade and have a positive account balance (invested or uninvested). Funded accounts represent the top level of eToro’s user acquisition funnel and are the users from whom eToro generates total commissions.

Funded accounts increased substantially during fiscal 2020, from 0.5 million in 2019 to 1.0 million in 2020, representing an implied conversion rate from registrations to new funded account of 7% and 12% for 2019 and 2020 respectively. This increase is also closely correlated with the increase in registered users during the period. eToro’s growth during this period was driven by the strength and breadth of its product offering which enabled it to attract and retain users globally as more retail investors engaged with global markets. As of March 31, 2021 eToro had 1.5 million funded accounts.

Funded accounts distribution by region

eToro has a global footprint, offering services to users in more than 100 countries via a platform which is localized in more than 20 languages, each as of March 31, 2021. eToro’s product offering includes assets from more than a dozen of the world’s leading stock exchanges as of March 31, 2021.

How funded accounts are distributed by region is a measure of eToro’s global presence and penetration into new and existing markets. It is driven by the breadth of eToro’s products and services, its investment in marketing, its ability to adapt to global regulatory environments and the overall adoption of online investment platforms.

Europe and the U.K. have been priority markets for eToro since its founding in 2007. They remain strategic markets for eToro and represented 73%, 67%, and 69% of eToro’s funded accounts as of December 31, 2019 and 2020 and March 31, 2021 respectively. With the growth of eToro’s business in the Americas and Asia Pacific region (“APAC”), the share of total funded accounts accounted for by Europe and the U.K. has decreased proportionally, although the absolute number of funded accounts in Europe and the U.K. continues to grow.

APAC represented 14% of funded accounts as of December 31, 2019. Following eToro’s launch of its zero commission stocks offering in the region, this increased to 19% and 17% of funded accounts as of December 31, 2020 and March 31, 2021, respectively.

eToro’s Americas business, which includes the U.S. and Latin America, grew from 5% of funded accounts as of December 31, 2019 to 8% and 9% of funded accounts as of December 31, 2020 and March 31, 2021, respectively. This growth is primarily attributable to the growth of eToro’s U.S. business. Launched in 2019, eToro’s offering in the U.S. is currently limited to cryptoasset and social trading. eToro’s business in the U.S. grew in 2020 as a result of increased eToro brand awareness and a rising interest in cryptoassets from retail investors.

Funded accounts distribution by region

5%
9%
17%
69%
Europe
Asia Pacific
Americas
Middle East & Africa

Trades

Trades represent the quantity of new trades that were placed by users and executed by eToro during the reporting period. Trades include both manual and copy trades.

There are several factors that contribute to changes in trading activity, including, but not limited to, retail investors’ interest in capital markets and in particular asset classes as well as changes in broader market sentiment. While eToro has experienced periods of low and high trading activity driven by rising or declining retail investor interest in certain asset classes, the diversity of assets on eToro’s platform provides a natural hedge against lower trading activity in one particular asset.

Significant events in 2020 which impacted user engagement and resulted in elevated trading activity included: (1) the equity market’s reaction to the emergence of COVID-19 in March 2020; (2) the price of oil futures turning negative for the first time in history in April 2020; and (3) the cryptoasset market rally from November 2020.

In 2019 and 2020, users executed 91 million and 326 million trades respectively on the eToro platform. In the first quarter of fiscal 2021, this rose to 210 million trades executed on the eToro platform.

Trades
91 million
326 million
210 million
2019
2020
Q1 2021
Q1
Q2-Q4
Q1 2019 Trades - 20M; Q1 2020 Trades - 63M

Total commissions

Total commissions are comprised of commissions from trading activity, interest and other charges. As of December 31, 2019 and 2020, total commissions were $245 million and $602 million, respectively.

Commissions from trading activity include the spread, which is the difference between the buy and sell price of a certain asset or derivative, and it is charged and collected when a trade is executed by a user. The spread may be fixed or variable and may change as a correlation to market prices. Commissions from trading activity are derived from equities, cryptoassets, commodities and currencies traded as an asset or as a derivative related to different underlying asset types.

Commissions from trading activity are the primary source of eToro’s total commissions today. As a result, eToro’s total commissions are correlated with the overall trading activity in the asset classes offered on the platform.

Commissions from trading activity increased from $194 million for the year ended December 31, 2019 to $523 million for the year ended December 31, 2020, primarily due to a 258% year over year increase in the number of trades.

Interest is charged on margin positions (leveraged or short positions) which remain open overnight. This is essentially an interest payment to cover the cost of the margin used overnight, and it is charged in relation to the notional value of the position.

Interest charges increased from $30 million for the year ended December 31, 2019 to $43 million for the year ended December 31, 2020.

Other charges primarily consist of currency conversion. As deposits and withdrawals are in USD, any other currency is converted and incurs a conversion charge for the majority of eToro users. Other charges include subscription fees, commission generated from eToro’s cryptoasset wallet and other similar charges.

Other charges, increased from $21 million for the year ended December 31, 2019 to $36 million for the year ended December 31, 2020.

Total commissions

$602
million
$36
million
$43
million
$523
million
$21
million
$30
million
$194
million
$245
million
2019
2020
Commissions from trading activity
Interest
Other charges

Commissions from trading activity and interest by asset class

eToro is a multi-asset platform supporting trading and investing in equities, commodities, currencies, and cryptoassets traded either as an asset or as a derivative related to different underlying asset types. Commissions by asset class are the breakdown of total commissions derived from trading activity and interest for the reported period by the different types of assets on eToro’s platform.

The breakdown of eToro’s total commissions by asset class demonstrates the diversification of eToro’s business drivers and its ability to capitalize on diverse market conditions. Historically, increased trading activity in a particular instrument, market or asset class influenced eToro’s total commissions in certain quarters or years. For example, the sharp increases in cryptoasset prices and trading volumes in 2017 and during the first half of 2018, as well as in the last quarter of 2020 have increased total commissions derived from cryptoassets. During times of increased retail investor participation in equity markets eToro sees an increase in total commissions from equities. Similarly, when commodity markets are experiencing unique events or generate strong investor interest, eToro sees increased user participation and thus derives an increased proportion of total commissions from commodities. This diversity of markets, asset classes and instruments acts as a diversification hedge for eToro’s total commissions.

While eToro’s business grew significantly during the cryptoasset market rally in 2017 and 2018, eToro has since strategically invested in scaling and expanding its equities business. eToro launched zero commission stock trading in the U.K. and Europe in May 2019 and extended this globally (excluding the U.S.) in fiscal 2020 enabling eToro to offer zero commission stock trading in more than 100 countries. In 2021, eToro plans to offer zero commission stock trading in the U.S.

Total commissions by asset type

2019
34%
31%
19%
16%
2020
44%
32%
16%
8%
Equities
Commodities
Cryptoassets
Currencies

Equities include stocks and indices. Total commissions include commissions from trading activity and interest charges.

Non-IFRS financial measures

eToro’s management team uses adjusted net income before depreciation and amortization, finance income and finance expense, taxes on income (tax benefit), share-based payment expense and employee non-cash expense (“Adjusted EBITDA”), a non-IFRS financial measure, to evaluate its operating performance and make strategic decisions. eToro believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results [because it provides a supplemental measure of eToro’s core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.]

Adjusted EBITDA

eToro calculates Adjusted EBITDA as net income adjusted to exclude depreciation and amortization, finance income and finance expense, taxes on income (tax benefit), share-based payment expense and employee non-cash expense.

The following table provides a reconciliation of net income to Adjusted EBITDA:

($ in thousands)	2020	2019
Net income	$82,856	$2,749
Taxes on income (tax benefit)	2,877	(4,172)
Finance income	(1,445)	(2,769)
Finance expense	2,884	5,588
Operating income	87,172	1,396
Share-based payment expense	4,765	4,251
Depreciation and amortization	5,406	3,842
Employee non-cash expense(1)	1,830	693
Adjusted EBITDA	$99,173	$10,182

____________

(1)      Employee non-cash expense, recorded as payroll expense, is in respect of the employee investment plan. Employees who complete five years of employment may use their non-withdrawable amount for the sole purpose of exercising their vested Company’s stock options.

Adjusted EBITDA for the years ended December 31, 2020 and December 31, 2019 was $99 million and $10 million, respectively.

Adjusted EBITDA increased in the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to an increase in net trading income.

Components of results of operations

Net trading income

	Year ended December 31,
	2020	2019
Trading income, net of trading costs (income)(1)	$470,845	$200,943
Interest income	42,941	30,231
Currency conversion and other income	36,321	21,276
	$550,107	$252,450

____________

(1)      Trading income includes commissions from trading activity, a key performance indicator, reflecting the spread, which is the difference between the buy and sell price of a certain asset or derivative and is charged and collected when a trade is executed by a user, amounting to $ 523 million and $194 million, for the years ended December 31, 2020 and 2019, respectively, net of trading costs of $52 million for the year ended December 31,2020 and trading income of $7 million for the year ended December 31, 2019, as further detailed below.

Net trading income is derived from the following:

•        Trading income, net of trading costs is derived from bid and ask spreads of buying and selling assets or derivatives in equities, commodities, cryptoassets and currencies. The bid and ask spread may be fixed or variable depending on the underlying asset traded.

•        Trading costs include, amongst other costs, execution, clearing and custody costs, interest expense, trading gains and losses from eToro’s market making activities, realized and unrealized gains and losses on financial instruments and other assets traded that are held for such activities and user compensation costs (which include payments made to users at eToro’s discretion).

•        Interest income is derived from a fee charged on margin positions which remain open overnight when a user executes a margin transaction. The interest income is charged and recognized based on the notional value of the margin position and its duration.

•        Other income primarily consists of currency conversion fees. When users’ deposits and withdrawals are executed in non-US dollars, a conversion fee is charged and recognized upon the conversion.

Selling and marketing expenses

Selling and marketing expenses primarily include costs related to user acquisition, advertising and marketing programs, and sales and marketing personnel-related expenses. Selling and marketing expenses also include allocated overhead costs for facilities, welfare, travel, and depreciation.

eToro plans to continue to invest in marketing efforts in order to drive further market share gains across all of its global markets and to build the foundation for future growth. As a result, eToro expects selling and marketing costs to increase in absolute dollars in future periods. However, eToro expect sales and marketing costs as a percentage of net trading income to decrease due to its net trading income growth.

Research and development expenses

Research and development (“R&D”) expenses include costs incurred in developing, maintaining, and enhancing the eToro platform. These costs primarily include R&D personnel-related expenses and information technology and cloud services. R&D expenses also include allocated overhead costs for facilities, welfare, travel, and depreciation.

eToro expects R&D expenses to increase as it continues to invest in enhancing its platform functionality.

General administrative and operating expenses

General administrative and operating expenses (“G&A”) include costs incurred to support the eToro business and operate the eToro platform. These costs primarily include operating costs incurred to payment processing and account verification fees, user support, software subscriptions and trading desk, as well as personnel-related expenses, professional services related to finance, legal, compliance and other general overheads. G&A also includes allocated overhead costs for facilities, welfare, travel, and depreciation.

eToro expects G&A to increase as it continues to strengthen its foundations to support the growth of the business. eToro expects payment processing fees to increase as a result of growth in the number of funded accounts and user engagement. eToro expects these expenses to grow in absolute dollars in future periods. However, eToro expects that these costs as a percentage of net trading income will gradually decrease as it launches the eToro Money debit card first in the U.K. and later in Europe.

Finance income

Finance income consists primarily of interest income on short term deposits.

Finance expense

Finance expense consist primarily of foreign exchange rate differences, net and interest expense in respect of eToro’s lease liabilities.

Taxes on income (tax benefit)

Taxes on income (tax benefit) include income taxes in Israel and other jurisdictions. As eToro expands its international business activities, any changes in a jurisdiction’s taxation of such activities may increase eToro’s overall provision for income taxes in the future.

On August 11, 2020, eToro Ltd. received approval from the ITA to transition to the Preferred Technological Enterprise tax track, which is a special tax track for technological enterprises, effective from 2017. A Preferred Technological Enterprise, as defined in the Israeli Law for the Encouragement of Capital Investments, 1959 (the Encouragement Law) will be subject to tax at a rate of 12% on profits deriving from intellectual property; provided that certain conditions are met. Dividends arising from technological income derived from the Preferred Technological Enterprise and distributed to shareholders may be subject to reduced Israeli withholding tax rate of 20% or lower rates under a relevant tax treaty, if applicable, or 0% if distributed to an Israeli corporation. As a result of receipt of this approval from the ITA, eToro recorded a tax benefit of $11.9 million for the year ended December 31, 2020.

Results of operations

Fiscal 2020 compared to fiscal 2019

Net trading income

Net trading income was $550 million and $252 million for the years ended December 31, 2020 and 2019, respectively, resulting in an increase of $298 million, or 118%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to the increase in retail investors interest in capital markets which resulted in both growth in funded accounts as well as the elevated trading activity in equities, cryptoassets and commodities.

Selling and marketing expenses

Selling and marketing expenses were $261 million and $145 million for the years ended December 31, 2020 and 2019, respectively, resulting in an increase of $116 million, or 80%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily driven by marketing costs, which are related to user acquisition, advertising and marketing programs, and by personnel related costs.

eToro increased its marketing spend in 2020 in order to capitalize on the increasing interest in capital markets from retail investors. User acquisition costs such as affiliate payments and referral programs are directly related to the volume of new registrations and have substantially increased on an aggregated basis as a result of the growing interest in the eToro platform. Overall marketing costs were $229 million and $120 million for the years ended December 31, 2020 and 2019, respectively. Personnel related costs were $27 million and $20 million for the years ended December 31, 2020 and 2019, respectively, resulting in an increase of $7 million as eToro grew its headcount in order to support its accelerated growth.

Research and development expenses

Research and development expenses were $65 million and $42 million for the years ended December 31, 2020 and 2019, respectively, resulting in an increase of $23 million, or 55%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily driven by information technology and hosting services costs, which increased by approximately $7 million and to personnel related expenses, which grew by $15 million.

General administrative and operating expenses

G&A expenses were $137 million and $64 million for the years ended December 31, 2020 and 2019, respectively, resulting in an increase of $73 million, or 114%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily driven by payment processing costs, personnel-related expenses and professional services related to finance, legal, compliance and other general overhead expenses.

Payment processing fees were $65 million and $16 million for the years ended December 31, 2020 and 2019, respectively. The increase of $49 million is a direct result of user deposits and withdrawals. Accelerated growth in new funded accounts and in activity of existing users drove higher deposit levels and therefore increased payment processing fees.

Personnel related costs were $37 million and $22 million for the years ended December 31, 2020 and 2019, respectively, resulting in an increase of $15 million. The increase was primarily driven by investments in support, operations and trading desk functions.

Professional services, which primarily include account verification fees, were $24 million and $11 million for the years ended December 31, 2020 and 2019, respectively. Account verification fees are correlated with the increase in user registrations.

Finance income

Finance income was $1.4 million and $2.8 million for the years ended December 31, 2020 and 2019, respectively, resulting in a decrease of $1.4 million, or 50%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily related to a reduction in interest received.

Finance expense

Finance expense was $2.9 million and $5.6 million for the years ended December 31, 2020 and 2019, respectively, resulting in a decrease of $2.7 million, or 48%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily related to foreign exchange rate differences, net.

Taxes on income (tax benefit)

Taxes on income (tax benefit) was $2.9 million and $(4.2) million for the years ended December 31, 2020 and 2019, respectively, resulting in an increase of $7.1 million, or 169%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in taxes on income in line with the increase in eToro’s net income in 2020, partially offset by tax benefits recorded in 2020, primarily due to the receipt of approval from the ITA to transition to the Preferred Technological Enterprise tax track, which is a special tax track for technological enterprises, effective from 2017.

Liquidity and capital resources

Overview

Since eToro’s inception, it has financed its operations primarily from cash flows from operating activities and net proceeds from the issuance of preferred stock. In addition, eToro engages from time to time banks and financial institutions to secure short-term debt facilities to support its working capital requirements.

eToro cash and cash equivalents were $71.1 million as of December 31, 2020.

eToro requires substantial liquidity to fund its current working capital requirements. Certain jurisdictions in which eToro operates require it to hold a substantial amount of funds to support certain products, including cryptoassets and contracts for differences. While eToro is constantly working to optimize the use of cash resources to support its operations, it expects these requirements to increase as it pursues its strategic business objectives.

eToro’s capital expenditure consists primarily of computer, office equipment and leasehold improvements. Capital expenditures were $2.8 million for the year ended December 31, 2020.

Cash flows

Operating activities

Net cash used in operating activities was $60 million for the year ended December 31, 2020. eToro’s net cash used in operating activities reflects net income of $82.9 million, non-cash adjustments of $71 million, which primarily consists of $129 million of increase in counterparties and partially offset by $69 million of increase of accrued expenses and other payables.

Net cash used in operating activities was $90 million for the year ended December 31, 2019. eToro’s net cash used in operating activities reflects net income of $2.7 million, non-cash adjustments of $54 million, which primarily consist of $40 million of decrease of user balances, net and $13 million of increase loans.

Investing activities

Net cash used in investing activities was $2.9 million for the year ended December 31, 2020 and was primarily related to $2.8 million of purchase of property and equipment.

Net cash used in investing activities was $4.5 million for the year ended December 31, 2019 and was primarily related to $2.7 million of purchase of property and equipment and $1.7 million of acquisitions of initially consolidated subsidiaries.

Financing activities

Net cash used in financing activities was $2.8 million for the year ended December 31, 2020. Net cash used in financing activities was primarily related to $1.8 million of repayment of lease liability and $1.5 million of interest paid on behalf of lease liability.

Net cash used in financing activities was $2.0 million for the year ended December 31, 2019. Net cash used in financing activities was primarily related to $1.3 million of repayment of lease liability and $1.3 million of interest paid on behalf of lease liability.

Debt

As of December 31, 2020, eToro did not have any debt.

Contractual obligations and commitments

As of December 31, 2020, the Group has non-cancelable contractual obligations to vendors of $7,354 due as follows: $4,808 in 2021, $1,784 in 2022 and $762 in 2023 and thereafter.

eToro is subject to claims and lawsuits in the ordinary course of business, which include claims for substantial or unspecified damages. eToro is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. eToro reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records provisions in accordance with IAS 37. eToro records a provision at management’s best estimate when is assesses it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. eToro monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of December 31, 2020 and 2019, eToro did not record a provision in respect of the above.

As of December 31, 2020, eToro has contractual, undiscounted lease liabilities of:

	December 31,
	2020	2019
Current maturities	3,652	2,873
Second year	3,655	2,888
Third year	3,055	2,854
Fourth year	2,911	2,787
Fifth year and thereafter	19,979	21,453
Total undiscounted cash flows	33,252	32,855

Off-balance sheet arrangements

Off-balance sheet arrangements include segregated user funds.

Cash, equities and cryptoassets are held by eToro on behalf of its users: eToro commonly acts in a variety of arrangements as custodian, trustee or other fiduciary capacities that result in the holding of assets on behalf of users. Such assets are maintained in segregated accounts or segregated cryptoasset wallets in accordance with the relevant regulatory framework and/or legal framework and are held for the benefit of the user who remains the legal and/or beneficial owner of these assets.

These arrangements are subject to regulation (when applicable) as well as industry custom and practice. These assets are not included in eToro’s statement of financial position as the ability to control the assets is restricted and since the contractual terms and economic substance of the arrangements do not meet IFRS requirements for the recognition of an asset.

The determination of control as noted above is also based on several indicators that mainly examine who is entitled to the economic benefits derived from the cash flows arising from these assets, and which party has a secured claim in case of the insolvency of each party to the arrangement including the institution where the funds are held. This determination is re-examined when there is a change in circumstances, laws, regulations and contracts with the client.

eToro applies the de-recognition provisions of IFRS 9, Financial Instruments to determine whether such assets should be reflected on the statements of financial position. IFRS 9’s de-recognition provisions are assessed on user funds in cash, equities and cryptoassets. See note 2v of the consolidated financial statements for details regarding de-recognition of financial assets.

Critical accounting policies and estimates

eToro’s consolidated financial statements have been prepared in accordance with IFRS. The preparation of the consolidated financial statements in conformity with IFRS requires eToro’s management to make estimates, judgments and assumptions. These estimates, judgements and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of income and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. eToro’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.

While eToro’s significant accounting policies are described in the notes to its consolidated financial statements, eToro believes that he following accounting policies are the most critical to understanding its financial condition and results of operations. eToro considers an accounting policy to be critical when (1) the estimate, judgment or assumption is complex in nature or requires a high degree of judgment and (2) the use of different estimates, judgments and assumptions could have a material impact on eToro’s consolidated financial statements. Based on this definition, eToro’s management have identified the critical accounting policies and estimates addressed below. In addition, eToro has other key accounting policies and estimates that are described in note 2 to eToro’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Net trading income

eToro’s net trading income includes trading income from bid and ask spreads, net of trading costs, interest income and other income primarily comprised of currency conversion commissions. Net trading income is derived from the following:

•        trading income, net of trading costs is derived from bid and ask spreads of buying and selling assets or derivatives in equities, commodities, cryptoassets and currencies, which may be fixed or variable depending on the underlying asset traded.

•        trading costs include, amongst other costs, execution, clearing and custody costs, interest expense, trading gains and losses from eToro’s market making activities, realized and unrealized gains and losses on financial instruments and other assets traded that are held for such activities, as well as user compensation costs (which include payments made to users at eToro’s discretion).

•        interest income is derived from a fee charged on margin positions which remain open overnight when a user executes a margin transaction. The interest income is charged and recognized based on the notional value of the margin position and its duration.

•        other income primarily consists of currency conversion fees. When user deposits and withdrawals are executed in non U.S. dollars, a conversion fee is charged and recognized upon the conversion.

Net trading income is accounted for under the provisions of IFRS 9, at fair value in accordance with IFRS 13, Fair Value Measurement, as eToro is a broker-trader, and its operations are based on generating a profit from variation in price of broker-traders’ margin and fair value adjustments of trading commodities, currencies, cryptoassets and equities.

Accounting for cryptoassets

eToro’s cryptoassets are primarily acquired for hedging users’ positions for the purpose of generating a profit from variation in price of broker-traders’ margin. Since eToro meets the broker-trader definition in accordance with IAS 2, Inventories, a judgment has been made to apply the fair value measurement principles of IAS 2 in accounting for these assets.

Share based payment transactions

eToro’s employees and board of directors receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”). The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted on grant date. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted. The model requires management to make a number of assumptions, including inputs to the model including the fair value and expected volatility of eToro’s underlying common share price, expected term of the share option, risk-free interest rate, and expected dividend yield.

The cost of equity-settled transactions is recognized as expense, together with a corresponding increase in equity, over the period during which the relevant employees become entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and eToro’s best estimate of the number of equity instruments that will ultimately vest.

Income taxes

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date, as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

The taxes that would apply in the event that the investments in subsidiaries were realized were not taken into account in the calculation of the deferred taxes, since eToro intends to hold and develop these investments. In addition, the deferred taxes on distribution of earnings by subsidiaries as dividends were not taken into account, since the dividends are not taxable or since a decision has been made not to distribute taxable dividends in the foreseeable future.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by eToro which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by eToro, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. eToro recognizes its uncertain tax positions in the consolidated financial statements in accordance with IAS 12 Income Taxes and IFRIC 23 Uncertainty over Income Tax Treatments. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as a current tax payable.

Quantitative and qualitative disclosures about market risk

Credit risk

Credit risk is defined as the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract or to otherwise fail to perform as agreed. For instance, exposure to counterparty with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay.

eToro is exposed to the following institutional counterparties: clearing providers, liquidity providers and payment service providers, as well as banks with respect to eToro’s own assets. eToro manages the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, reviewing periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk.

Market risk

Market risk is the potential for loss resulting from unfavorable market movements, which can arise from changes in exchange rates or other market factors.

Market price risk

eToro has market price risk as a result of its trading activities in derivatives in underlying assets in foreign currencies, commodities, currencies, equities and cryptoassets, part of which is naturally hedged as part of the overall market risk management. The exposure is monitored on a group-wide basis and managed using limits on future potential losses from such exposure. Since eToro hedges its main exposures to user positions with third party counterparties, it does not have significant exposure to the underlying assets detailed above.

Foreign currency risk

Transactional foreign currency exposures represent risks associated with financial assets or liabilities denominated in currencies other than the functional currency of the transacting entity. Foreign currency risk is managed on a group-wide basis.

eToro monitors and hedges transactional foreign currency risks including currency position and future expected exposures.

Liquidity risk

Liquidity risk is the risk that eToro will encounter difficulty in meeting obligations arising from its financial liabilities that are settled by delivering cash or other financial assets.

Liquidity risk is managed on a group-wide and regulated entities basis. eToro’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet its financial liabilities when due, including obtaining additional capital from investors and credit lines from banks.

The contractual maturity of the financial liabilities is generally up to a year.

UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OF ETORO

eToro does not as a matter of course make public projections as to future sales, earnings or other results. However, eToro management prepared and provided to the eToro board, eToro’s financial advisors, FTV and potential PIPE investors certain internal, unaudited prospective financial information in connection with the evaluation of the merger. eToro management prepared such financial information based on their judgment and assumptions regarding the future financial performance of eToro. The inclusion of the below information should not be regarded as an indication that eToro or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. The unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of eToro management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of eToro. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. In addition, the below unaudited prospective financial information was prepared and provided prior to the announcement of the transactions, treating eToro on a standalone basis, without giving effect to, and as if eToro never contemplated, the transactions, including the impact of negotiating or executing the transactions, the expenses that may be incurred in connection with consummating the transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement being executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transactions.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of eToro management, including, among other things, the matters described in the sections of this proxy statement/prospectus entitled “Cautionary statement regarding forward-looking statements; market, ranking and other industry data” and “Risk factors.” eToro believes the assumptions in the unaudited prospective financial information were reasonable at the time the financial information was prepared, given the information eToro had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to eToro’s business, industry performance, the regulatory environment, and general business and economic conditions. The unaudited prospective financial information also reflects assumptions as to certain business decisions that are subject to change.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. eToro and FTV can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. eToro and FTV do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on eToro or FTV of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the effect on eToro or FTV of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on eToro or FTV of any possible failure of the merger to occur. None of eToro or FTV or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of eToro or stockholder of FTV or other person regarding eToro’s or FTV’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by eToro, FTV or any other person that it is viewed as material information of eToro or FTV, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included above is not being included to influence your decision whether to vote in favor of the merger proposal or any other proposal to be considered at the special meeting, but is being provided solely because it was made available to FTV in connection with the merger.

Neither eToro’s independent auditors, nor any other independent accountants, have complied, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, ETORO DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION. THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION DOES NOT NECESSARILY REPRESENT THE CURRENT VIEW OF THE BUSINESS BY ETORO’S MANAGEMENT AND SHOULD NOT BE VIEWED AS AN INDICATOR OF ETORO’S FUTURE PERFORMANCE. THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF ETORO, FTV NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY ETORO SHAREHOLDER, FTV STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

The following table sets forth the unaudited prospective financial information regarding eToro described above:

Profit & Loss Highlights ($M)	2021	2022	2023	2024	2025
Funded accounts	1.9	2.7	3.6	4.7	6.1
Revenue(1)	1,018	1,196	1,552	1,988	2,548
Growth (%)	68%	17%	30%	28%	28%
Trading cost	-211	-206	-263	-328	-397
Net revenues(2)	807	990	1,288	1,660	2,151
Marketing costs	422	496	587	690	829
Revenue net of marketing(3)	385	494	701	970	1,322
% of net revenue(4)	48%	50%	54%	58%	61%
Salary	143	157	184	216	245
Overheads	93	113	140	167	191
Payment processing fees	134	119	131	149	186
Total operating expenses	370	389	454	532	622
EBITDA(5)	15	104	247	438	700
Margin (%)	1.9%	10.5%	19.2%	26.4%	32.5%

____________

(1)        Revenue corresponds to total commissions throughout this proxy statement/prospectus.

(2)        Net revenues correspond to net trading income throughout this proxy statement/prospectus.

(3)        Revenue net of marketing corresponds to net trading income net of marketing throughout this proxy statement/prospectus.

(4)        % of net revenue corresponds to % net trading income throughout this proxy statement/prospectus.

(5)        EBITDA corresponds to Adjusted EBITDA throughout this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is based on eToro’ historical consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”) and FTV’s historical financial statements and gives effect to all of the transactions contemplated by the merger and the PIPE Financing (together, the “Transaction”). FTV historically prepared its financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited pro forma condensed combined financial information gives effect to adjustments required to convert FTV’s historical financial information to IFRS. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”.

FTV is a special purpose acquisition company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. FTV raised $250,000,000 in its initial public offering in December 2020 and is listed on the NASDAQ under the symbol “FTCV.” FTV was incorporated under the laws of the State of Delaware on April 22, 2019.

eToro was incorporated in the British Virgin Islands on December 14, 2006. eToro provide a social investment network where social investors all over the world can see, follow and copy other social investors and trade real assets in stocks, crypto currencies and exchange traded funds, and contracts for differences in foreign currencies, commodities, indices, stocks, exchange traded funds and crypto currencies.

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2020 assumes that the transactions occurred on December 31, 2020. The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2020 present pro forma effect to the transactions as if they had been completed on January 1, 2020.

The unaudited pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This information should be read together with FTV’s and eToro’s audited financial statements and related notes, the sections titled “FTV’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “eToro’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

•        Assuming No Redemptions:    This presentation assumes that no FTV stockholders exercise redemption rights with respect to their public shares.

•        Assuming Maximum Redemptions:    This presentation assumes that the amount of redemptions results in FTV having $5,000,001 in net tangible assets.

Description of the transactions and accounting for the transactions

On March 16, 2021, FTV entered into the merger agreement with eToro and merger sub. Pursuant to the merger agreement, at the closing, merger sub will merge with and into FTV, with FTV surviving as a wholly-owned subsidiary of eToro. In addition, at the effective time, (i) each unit of FTV will be automatically separated and become one share of FTV Class A stock and one-third of one FTV public warrant or FTV private placement warrant, as applicable, (ii) each share of FTV Class B stock issued and outstanding immediately prior to the effective time (after giving effect to the forfeiture of certain shares of FTV Class B stock, as discussed in more detail in the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Sponsor agreement”), will be converted into the right to receive one eToro common share, (iii) each share of FTV Class A stock issued and outstanding immediately prior to the effective time (after giving effect to the FTV stockholder redemption and other than excluded shares) will be converted into the right to receive one eToro common share, (iv) each FTV public warrant outstanding immediately prior to the effective time will be converted into one eToro warrant and (v) each FTV private placement warrants will be cancelled and forfeited for no consideration.

In the no redemption scenario, the Sponsors will forfeit 1,282,000 shares of FTV Class B stock pursuant to the Sponsor agreement. In the maximum redemption scenario, the Sponsors will forfeit 7,948,400 shares of FTV Class B stock pursuant to the Sponsor agreement.

The merger is comprised of a series of transactions pursuant to the merger agreement, as described elsewhere in this proxy statement/prospectus.  The transaction effectuated eight main steps:

1.      Preferred Share Conversion — Prior to the effective date, eToro will convert each outstanding eToro preferred share that is issued and outstanding immediately prior to the preferred share conversion into eToro common shares in accordance with eToro’s organizational documents.

2.      The reclassification of each eToro common shares into (a) one eToro common share and (b) its pro rata share of 40,000,000 eToro price adjustment rights.

Price Adjustment Rights — Immediately following the preferred share conversion, without any further action on the part of any holder of eToro common shares or its vested options, eToro will reclassify eToro common shares such that each outstanding eToro common share, including those underlying the vested outstanding and unexercised options to purchase eToro common shares issued pursuant to eToro’s Employee Share Option Plan in 2007, will be reclassified into (i) one eToro common share and (ii) its pro rata share of 40,000,000 eToro price adjustment rights. Following the reclassification, each of the eToro common shares that is reclassified into an eToro common share and the right to receive the applicable portion of the price adjustment rights will no longer be outstanding and will automatically be canceled. The price adjustment rights represent a right to receive, without any further action required by the holders of such rights, in the aggregate, up to an additional 40,000,000 eToro common shares, 50% of which will automatically vest and be exercised if, at any time on or prior to the last day of the 30th month following the closing date, the share price of the eToro common shares is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period, and 50% which will automatically vest and be exercised if, at any time on or prior to the last day of the 60th month following the closing date, the share price of the eToro common shares is greater than or equal to $17.50 over any 20 trading days within any 30 trading day period, subject in either case to the earlier automatic vesting and exercise immediately prior to the occurrence of a liquidation, merger, capital share exchange, or other similar transaction that results in holders of eToro common shares having the right to exchange their eToro common shares for cash, securities or other property.

3.      Share Split — Immediately following the reclassification and prior to the consummation of the PIPE investment transaction, eToro will effect a share split to cause the value of the outstanding eToro common shares immediately prior to the effective time to equal $10.00 per share. Each outstanding and unexercised option to purchase eToro common shares issued pursuant to eToro’s Employee Share Option Plan in 2007, whether or not then vested or fully exercisable, will be adjusted by multiplying such number of eToro common shares by a “split factor” that is equal to the result of (i) $9,301,000,000 divided by (ii) the total number of issued and outstanding eToro common shares, plus the total number of eToro common shares underlying any outstanding eToro options to acquire eToro common shares, with the result of such calculation divided by (iii) $10.00, all as further described in and as calculated in accordance with the merger agreement.

4.      The merger of FTV with merger sub, with FTV surviving as a wholly-owned subsidiary of eToro, which is accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with IFRS. The merger which is not within the scope of IFRS 3 (“Business Combinations”) since FTV does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 (“Share-based payment”). Any difference between the fair value of eToro’s Shares and warrants issued to FTV’s stockholders and public warrant holders and the fair value of FTV’s identifiable net assets represents a listing service to be expensed as incurred. Since the price adjustment rights are an integral part of the transaction, such price adjustment rights are considered from an accounting perspective to be part of the deemed consideration issued to FTV’s stockholders.

5.      Pre-PIPE Conversion — Prior to the execution of the merger agreement, eToro entered into the advance investment agreement, under which the investors party thereto made an investment in eToro in an aggregate amount of $250 million. Concurrently with the consummation of the PIPE investment transaction, such $250 million convertible investment made pursuant to the advance investment agreement will convert into eToro common shares based on a conversion price of $5.38 per share, subject to the terms and conditions set forth in the advance investment agreement. The PIPE investment accounted for as equity instruments in accordance with IAS 32 (“Financial Instruments: Presentation”).

6.      PIPE Investment — Prior to the effective date, eToro will consummate the PIPE investment transaction in accordance with the terms of the subscription agreements, pursuant to which the PIPE investors who are party to the subscription agreements will purchase from eToro an aggregate of 65,000,000 eToro common shares for a purchase price of $10.00 per share, for an aggregate purchase price of $650 million which increase the shareholders’ equity. The closing of the PIPE is conditioned upon the consummation of the merger.

7.      Concurrently with the consummation of the PIPE Investment, the pre-PIPE conversion, subject to the terms and conditions set forth in the advance investment agreement.

8.      Self-Tender Offer — Prior to the effectiveness of this registration statement, eToro conducted a self-tender offer pursuant to which certain eToro common and preferred shares were conditionally converted into an aggregate of [•] eToro common shares and were tendered (including eToro common shares issuable upon conversion of any eToro preferred shares and the exercise of any eToro options). If the closing of the merger occurs, eToro will be required to pay, or cause to be paid, the tendering eToro shareholders an amount of cash, in the aggregate, up to $[•] million. If the closing does not occur, the tendered eToro common shares, eToro preferred shares and eToro options will be returned to the tendering eToro shareholders. eToro is no longer accepting any eToro common shares, eToro preferred shares or eToro options in the self-tender offer and no eToro shareholder is entitled to tender, or withdraw any previously tendered, eToro common shares, eToro preferred shares or eToro options.

Consideration

The following represents the aggregate merger consideration under the no redemption and maximum redemption scenarios:

	Assuming no redemption(a)		Assuming maximum redemption(b)
(in thousands, except share amounts)(c)	Purchase Price	Shares Issued	Purchase Price	Shares Issued
Share Consideration to FTV Stockholders(d)	329,050	32,904,667	17,380	1,738,267
PIPE	650,000	65,000,000	650,000	65,000,000

____________

(a)      The no redemption scenario assumes that: (i) there are 32,904,667 shares of FTV Class A and Class B stock issued and outstanding, (ii) no holders of shares of FTV Class A stock exercise their redemption rights, (iii) the self-tender offer has not occurred, (iv) the stock split has been effected; and (v) pursuant to the merger agreement, each share of FTV Class A and Class B stock received one eToro common share such that 32,904,667 eToro common shares are issued to holders of shares of FTV Class A and Class B stock.

(b)      The maximum redemption scenario assumes that: (i) there are 32,904,667 shares of FTV Class A and Class B stock issued and outstanding, (ii) holders of shares of FTV Class A stock exercise their redemption rights such that the amount of redemptions results in FTV having $5,000,001 in net tangible assets, which results in there being 1,738,267 shares of FTV Class A and Class B stock outstanding; (iii) the self-tender offer has not occurred, (iv) the stock split has been effected; and (v) pursuant to the merger agreement, each share of FTV Class A stock received one eToro common share such that 1,738,267 eToro common shares are issued to holders of shares of FTV Class A and Class B stock.

(c)      The value of eToro common shares is reflected at $10 per share, assuming the consummation of the expected share split.

(d)      The information does not include public warrants that will issue by eToro to FTV’ public warrant holders.

The following summarizes the unaudited pro forma eToro common shares outstanding under the no redemption and maximum redemption scenarios:

Ownership(*)

	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
Total eToro Group Ltd
FTV Stockholders	32,904,667	3.6	1,738,267	0.2
Existing eToro Shareholders(**)	822,243,294	89.4	822,243,294	92.5

PIPE Shares	65,000,000	7	65,000,000	7.3
Total eToro Common Shares Outstanding at Closing (excluding Price Adjustment Rights)	920,147,961	100	888,981,561	100

____________

*        The information does not include Self Tender offer, Price adjustment rights and public warrants that will issue by eToro to FTV’ public warrant holders.

**      Including Pre- PIPE Shares.

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2020 and the unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended 2020, are based on the historical financial statements of FTV and eToro. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION

AS OF December 31, 2020

(In thousands, assuming no redemptions)

	As of December 31, 2020				As of December 31, 2020
	eToro (Historical)	FTV (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$71,118	1,054	774,362	(A)	846,534
Restricted Cash	6,161				6,161
Counterparties	194,138				194,138
Cryptoassets	87,022				87,022
Receivable from omnibus accounts	46,664				46,664
Loans to users	40,057				40,057
Other receivables and prepaid expenses	51,697	504	—		52,201
Total Current Assets	496,857	1,558	774,362		1,272,777

NON-CURRENT ASSETS:
Restricted cash (marketable securities held in Trust Account)	213	250,002	(250,002)	(B)	213
Right of use assets	18,540				18,540
Property and equipment, net	7,334				7,334
Goodwill and other intangible assets	6,533				6,533
Deferred taxes	1,894	—	—		1,894
Total non-current assets	34,514	250,002	(250,002)		34,514

TOTAL ASSETS	$531,371	251,560	524,360		1,307,291

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$4,755	62			4,817
Current maturities of long-term lease liabilities	2,182				2,182
Payable to users	3,484				3,484
Accrued expenses and other payables	111,550				111,550
Total Current Liabilities	121,971	62			122,033

Employee benefit liabilities, net	1,071				1,071
Long-term lease liabilities	22,243				22,243
Deferred underwriting fee payable		10,640	(10,640)	(L)	—
Warrant liabilities		17,305	(471)	(M)	16,834

Total Long Term Liabilities	23,314	27,945	(11,111)		40,148

Common shares subject to possible redemption*)))		218,553	(218,553)	(G)

	As of December 31, 2020				As of December 31, 2020
	eToro (Historical)	FTV (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
SHAREHOLDERS’ EQUITY :					—
Common share premium *))))	21,736		1,085,134	(H)	1,106,870
Preferred share premium *))	156,110		(156,110)	(F)	—
Class A common stock		*)			—
Class B common stock		1	(1)		—
Additional paid-in capital		6,805	(6,805)		—
Retained earnings (Accumulated deficit)	208,240	(1,806)	(168,194)	(K)	38,240

Total Shareholders’ Equity	386,086	5,000	754,024		1,145,110

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$531,371	251,560	524,360		1,307,291

____________

*)       Represents an amount lower than $1.

*))      Represents the following:

          eToro (Historical) as of December 31, 2020: Preferred A shares of no-par value; 1,738,247 Shares Authorized, 1,577,416 Shares issued and outstanding; Preferred B shares of no-par value; 2,878,640 Shares Authorized, 2,831,697 Shares issued and outstanding; Preferred C shares of no-par value; 1,771,440 Shares Authorized, 1,753,408 Shares issued and outstanding; Preferred C-2 shares of no-par value of no-par value; 1,710,426 Shares authorized, 1,706,525 Shares issued and outstanding; Preferred D shares of no-par value of no-par value; 2,479,936 Shares authorized, 2,302,151 Shares issued and outstanding; Preferred E shares of no-par value of no-par value; 3,648,714 Shares authorized, 2,432,498 Shares issued and outstanding.

          Pro Forma Combined as of December 31, 2020: Preferred A shares of no-par value; 0 Shares issued and outstanding; Preferred B shares of no-par value; 0 Shares issued and outstanding; Preferred C shares of no-par value; 0 Shares issued and outstanding; Preferred C-2 shares of no-par value of no-par value; 0 Shares issued and outstanding ; Preferred D shares of no-par value of no-par value; 0 Shares issued and outstanding ; Preferred E shares of no-par value of no-par value; 0 Shares issued and outstanding.

*)))    Represents the following:

          FTV (Historical): Class A common stock subject to possible redemption, 21,855,299 shares at redemption value at December 31, 2020.

          Pro Forma Combined: Class A common stock subject to possible redemption, 0 shares at redemption value at December 31, 2020.

*))))   Represents the following:

          FTV (Historical): Class A common stock, $0.0001 par value; 10,000,000 shares authorized; 3,784,701 shares issued and outstanding (excluding 21,855,299 shares subject to possible redemption) at December 31, 2020; Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 8,546,667 shares issued and outstanding as of December 31, 2020.

          eToro (Historical): Common share of no-par value; 21,090,436 Shares authorized as of December 31, 2020; 4,679,890 Shares issued and outstanding as of December 31, 2020.

          Pro Forma Combined: Common share of no-par value; 920,147,961 Shares issued and outstanding as of December 31, 2020. Class A common stock, $0.0001 par value; 0 shares authorized; 0 shares issued and outstanding at December 31, 2020; Class B common stock, $0.0001 par value; 0 shares authorized; 0 shares issued and outstanding as of December 31, 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION

AS OF December 31, 2020

(In thousands, assuming max redemptions)

	As of December 31, 2020				As of December 31, 2020
	eToro (Historical)	FTV (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$71,118	1,054	555,809	(A)	627,981
Restricted cash	6,161				6,161
Counterparties	194,138				194,138
Cryptoassets	87,022				87,022
Receivable from omnibus accounts	46,664				46,664
Loans to users	40,057				40,057
Other receivables and prepaid expenses	51,697	504	—		52,201
Total Current Assets	496,857	1,558	555,809		1,054,224
NON-CURRENT ASSETS:
Restricted Cash (Marketable securities held in Trust Account)	213	250,002	(250,002)	(B)	213
Right of use assets	18,540				18,540
Property and Equipment, net	7,334				7,334
Goodwill and other intangible assets	6,533				6,533
Deferred taxes	1,894	—	—		1,894
Total Non-Current Assets	34,514	250,002	(250,002)		34,514
TOTAL ASSETS	$531,371	251,560	305,807		1,088,738

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$4,755	62			4,817
Current maturities of long-term lease liabilities	2,182				2,182
Payable to users	3,484				3,484
Accrued expenses and other payables	111,550				111,550
Total Current Liabilities	121,971	62			122,033
Employee benefit liabilities, net	1,071				1,071
Long-term lease liabilities	22,243				22,243
Deferred underwriting fee payable		10,640	(10,640)	(L)	—
Warrant liabilities		17,305	(471)	(M)	16,834
Total Long Term Liabilities	23,314	27,945	(11,111)		40,148

Common stock subject to possible redemption*)))		218,553	(218,553)	(G)	—
SHAREHOLDERS’ EQUITY :
Common share premium *))))	21,736		795,581	(H)	817,317
Preferred share premium *))	156,110		(156,110)	(F)	—
Class A common stock		* )			—
Class B common stock		1	(1)		—
Additional paid-in capital		6,805	(6,805)		—
Retained earnings (Accumulated deficit)	208,240	(1,806)	(97,194)	(K)	109,240

Total Shareholders’ Equity	386,086	5,000	535,471		926,557

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$531,371	251,560	305,807		1,088,738

____________

*)       Represents an amount lower than $1.

*))     Represents the following:

          eToro (Historical) as of December 31, 2020: Preferred A shares of no-par value; 1,738,247 Shares Authorized, 1,577,416 Shares issued and outstanding; Preferred B shares of no-par value; 2,878,640 Shares Authorized, 2,831,697 Shares issued and outstanding; Preferred C shares of no-par value; 1,771,440 Shares Authorized, 1,753,408 Shares issued and outstanding; Preferred C-2 shares of no-par value of no-par value; 1,710,426 Shares authorized, 1,706,525 Shares issued and outstanding ; Preferred D shares of no-par value of no-par value; 2,479,936 Shares authorized, 2,302,151 Shares issued and outstanding ; Preferred E shares of no-par value of no-par value; 3,648,714 Shares authorized, 2,432,498 Shares issued and outstanding.

          Pro Forma Combined as of December 31, 2020: Preferred A shares of no-par value; 0 Shares issued and outstanding; Preferred B shares of no-par value; 0 Shares issued and outstanding; Preferred C shares of no-par value; 0 Shares issued and outstanding; Preferred C-2 shares of no-par value of no-par value; 0 Shares issued and outstanding ; Preferred D shares of no-par value of no-par value; 0 Shares issued and outstanding ; Preferred E shares of no-par value of no-par value; 0 Shares issued and outstanding.

*)))   Represents the following:

          FTV (Historical): Class A common stock subject to possible redemption, 21,855,299 shares at redemption value at December 31, 2020.

          Pro Forma Combined: Class A common stock subject to possible redemption, 0 shares at redemption value at December 31, 2020.

*))))  Represents the following:

          FTV (Historical): Class A common stock, $0.0001 par value; 10,000,000 shares authorized; 3,784,701 shares issued and outstanding (excluding 21,855,299 shares subject to possible redemption) at December 31, 2020; Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 8,546,667 shares issued and outstanding as of December 31, 2020.

          eToro (Historical): Common share of no-par value; 21,090,436 Shares authorized as of December 31, 2020; 4,679,890 Shares issued and outstanding as of December 31, 2020.

          Pro Forma Combined: Common share of no-par value; 888,981,561 Shares issued and outstanding as of December 31, 2020. Class A common stock, $0.0001 par value; 0 shares authorized; 0 shares issued and outstanding at December 31, 2020; Class B common stock, $0.0001 par value; 0 shares authorized; 0 shares issued and outstanding as of December 31, 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED December 31, 2020

(In thousands, except share and per share data, assuming no redemptions)

	For the year ended December 31, 2020
	eToro (Historical)	FTV (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Net trading income	$550,107		—		$550,107
Operating Expenses:
Research and Development	65,084		—		65,084
Selling and Marketing	260,920		—		260,920
General and Administrative and operating	136,931	106	—		137,037
Total Operating Expenses	462,935	106			463,041
Operating Income (loss)	87,172	(106)			87,066
Finance income	1,445		—	(AAA)	1,445
Financial expense	2,884	1,699	—		4,583
Transaction-related costs			45,000	(BBB)	45,000
Share listing service (*)			125,000	(CCC)	125,000
Income (Loss) before Taxes	85,773	(1,805)	170,000		(86,072)
Taxes on Income	2,877	—			2,877
Net Income (Loss) [Total comprehensive income(Loss)]	$82,856	(1,805)	—		(88,949)
* Nonrecurring expense (Share based payment)
Basic net income (loss) per share	$4.8	(0.24)
Diluted net income (loss) per share	$4.41	(0.24)
Weighted average common shares outstanding -basic	17,246,260	7,587,543
Weighted average common shares outstanding – diluted	18,793,243	7,587,543
Pro forma basic and diluted net loss per share (assuming no redemption)					(0.10)
Pro forma weighted average common shares outstanding – basic and diluted (assuming no redemption)					888,479,160

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED December 31, 2020

(In thousands, except share and per share data, assuming max redemptions)

	For the year ended December 31, 2020
	eToro (Historical)	FTV (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Net trading income	$550,107		—		$550,107
Operating Expenses:
Research and Development	65,084		—		65,084
Selling and Marketing	260,920		—		260,920
General and Administrative and operating	136,931	106	—		137,037
Total Operating Expenses	462,935	106			463,041
Operating Income (loss)	87,172	(106)			87,066
Finance income	1,445		—	(AAA)	1,445
Financial expense	2,884	1,699	—		4,583
Transaction-related costs			57,000	(BBB)	57,000
Share listing service (*)			42,000	(CCC)	42,000
Income (Loss) before Taxes	85,773	(1,805)	99,000		(15,072)
Taxes on Income	2,877	—			2,877
Net Income (Loss) [Total comprehensive income(Loss)]	$82,856	(1,805)	—		(17,949)
* Nonrecurring expense (Share based payment)
Basic net income (loss) per share	$4.8	(0.24)
Diluted net income (loss) per share	$4.41	(0.24)
Weighted average common shares outstanding -basic	17,246,260	7,587,543
Weighted average common shares outstanding – diluted	18,793,243	7,587,543
Pro forma basic and diluted net loss per share (assuming maximum redemption)					0.02
Pro forma weighted average common shares outstanding – basic and diluted (assuming maximum redemption)					857,312,760

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2020 and the unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2020 are based on the historical financial statements of eToro and FTV. The transaction accounting adjustments for the transaction consist of those necessary to account for the transaction.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

eToro and FTV did not have any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2020, assumes that the transactions occurred on December 31, 2020. The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2020, presents pro forma effect to the transactions as if they had been completed on January 1, 2020.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•        FTV’s audited balance sheet as of December 31, 2020, and the related notes for the year months ended December 31, 2020, included elsewhere in this proxy statement/prospectus; and

•        eToro’s audited condensed consolidated statement of financial position as of December 31, 2020, and the related notes for the year ended December 31, 2020 included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•        FTV’s audited statement of operations for the year ended December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus; and

•        eToro’s audited consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the transactions.

The pro forma adjustments reflecting the consummation of the transactions are based on certain currently available information and certain assumptions and methodologies that eToro believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. eToro believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the historical financial statements and notes thereto of FTV and eToro.

2. Accounting Policies

The historical financial information of FTV was prepared in accordance with U.S. GAAP. No adjustments were required to convert FTV’s historical financial information from U.S. GAAP to IFRS or to align FTV’s accounting policies to those applied by eToro, except for the reclassification of FTV’ Common stocks subject to possible redemption from temporary equity to non-current liabilities (no measurement differences).

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the transactions and has been prepared for informational purposes only.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

FTV and eToro have not had any historical relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.

The unaudited pro forma basic and diluted earnings (loss) per share amounts presented in the unaudited pro forma condensed combined statements of profit or loss and other comprehensive income are based upon the number of eToro’s shares outstanding, assuming the transactions occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

The adjustments included in the unaudited pro forma condensed combined statement of financial position as of December 31, 2020 are as follows:

(A)    Represents pro forma adjustments to the cash balance to reflect in case of no redemption the following:

	(in thousands)
Reclassification of Marketable securities held in Trust Account	250,002	(B	)
Proceeds from Pre-PIPE and PIPE	900,000	(E	)
Transaction costs	(65,000)	(D	)
Payment of FTV's deferred underwriting fee	(10,640)	(L	)
Self-tender offer (assuming max $ 300 million)	(300,000)
	$774,362	(A	)

Or the following in case of maximum redemption

	(in thousands)
Reclassification of Marketable securities held in Trust Account	31,449	(C	)
Proceeds from Pre-PIPE and PIPE	900,000	(E	)
Transaction costs	(65,000)	(D	)
Payment of FTV's deferred underwriting fee	(10,640)	(L	)
Self-tender offer (assuming max $300 million)	(300,000)
	$555,809	(A	)

(B)    Reflects the reclassification of $250 million of marketable securities held in the Trust Account that becomes available following the merger or redeemed in case of maximum redemption.

(C)    Reflects the reclassification of marketable securities held in the Trust Account that becomes available following the merger in the case of maximum redemption.

(D)   Represents estimated transaction costs of approximately $65 million incurred by Legacy eToro and FTV in consummating the transaction. In case of no redemption, $45 million were recorded as transaction-related costs in the statement of profit and loss and the remaining $20 million were deducted from common share premium. In case of maximum redemption, $57 million were recorded as transaction-related costs in the statement of profit and loss and the remaining $8 million were deducted from common share premium.

(E)    Reflects the proceeds of $900 million from the issuance and sale of Common share in a Pre-PIPE and PIPE.

(F)    Reflects the conversion of Legacy eToro Preferred shares into Legacy eToro common share.

(G)    Reflects the reclassification of $ 219 million related to Common Stock subject to possible redemption to permanent equity, in case of no redemption, or the redeemed value in case of maximum redemption.

(H)    Represents pro forma adjustments to Common share premium to reflect in case of no redemption the following:

Transaction-related costs	$(20,000)	(D)
Issuance of Common Share in Pre-PIPE and PIPE	900,000	(E)
Conversion of Legacy eToro preferred share to Legacy eToro common share	156,110	(F)
Reclassification of Common Stock subject to redemption	218,553	(G)
Share listing service (IFRS 2)	125,000	(J)
Reclassification of FTV expenses	(1,806)	(I)
Reclassification of FTV additional add-in capital and Class B	6,806
Self-tender offer (assuming max $ 300 million)	(300,000)
Cancellation of Private warrants	471	(M)
	$1,085,134	(H)

Represents pro forma adjustments to Common share premium balance to reflect the following case of maximum redemption:

Transaction-related costs	$(8,000)	(D)
Issuance of Common Share in Pre-PIPE and PIPE	900,000	(E)
Conversion of Legacy eToro preferred share to Legacy eToro common share	156,110	(F)
Share listing service (IFRS 2)	42,000	(J)
Reclassification of FTV expenses	(1,806)	(I)
Reclassification of FTV additional add-in capital and Class B	6,806
Self-tender offer (assuming max $300 million)	(300,000)
Cancellation of Private warrants	471	(M)
	$795,581	(H)

(I)     Represents the amount of the formation and operating costs recorded in FTV.

(J)     Represents listing service under IFRS 2. The difference between the fair value, based on the market value as of July 25, 2021, of eToro’s common shares and warrants issued to FTV stockholders and public warrant holders and the fair value of FTV’s identifiable net assets represents a listing service to be expensed as incurred. Ultimately, the expense recognized in accordance with IFRS 2 will be based on the fair value to be determined as of the date of the consummation of the merger. The expense might be impacted also by the net assets of FTV and the allocation between listing expenses and transaction costs as defined in IAS 32. In the no redemption scenario, eToro will issue shares (at fair value of $342 million) and warrants (at fair value of $22 million) with a total fair value of $364 million to FTV stockholders and public warrant holders for FTV’s identifiable net assets of $239 million. In the maximum redemption scenario, eToro will issue shares (at fair value of $46 million) and warrants (at fair value of $22 million) with a total fair value of $68 million to FTV’ shareholders and public warrant holders for FTV’s identifiable net assets of $26 million.

(K)    Represents pro forma adjustments to Retained earnings to reflect in case of no redemption the following:

Reclassification of FTV expenses	$1,806	(I)
Transaction-related costs	$(45,000)	(D)
listing service under IFRS 2	(125,000)	(J)
	$(168,194)	(K)

Represents pro forma adjustments to Retained earnings to reflect in case of maximum redemption the following:

Reclassification of FTV expenses	$1,806	(I)
Transaction-related costs	$(57,000)	(D)
listing service under IFRS 2	(42,000)	(J)
	$(97,194)	(K)

(L)    Represents of FTV’s deferred underwriting fee which payable directly from the FTV’s Trust Account, upon consummation of the transaction.

(M)   FTV private placement warrants will be cancelled and forfeited for no consideration.

Adjustments to Unaudited Pro Forma Condensed Combined statements of profit or loss and other comprehensive income

(AAA) The interest earned on money in trust account was immaterial.

(BBB) Represents allocation of transaction costs incurred by Legacy eToro Shareholders and FTV in consummating the transaction.

(CCC) Represents share listing service under IFRS 2. Ultimately, the expense recognized in accordance with IFRS 2 will be based on the fair value to be determined as of the date of the consummation of the merger.

4. Income (loss) per Share

Net Income (loss) loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2020. As the transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the transactions have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the year ended December 31, 2020:

Share and per share data in U.S. Dollars

	Year ended December 31, 2020
	Assuming no redemption	Assuming maximum redemption
Pro forma loss(1) (in thousands)	$(88,949)	(17,949)
Weighted average shares outstanding – basic and diluted(2,3)	888,479,160	857,312,760
Basic and diluted loss per common share	(0.10)	(0.02)

Weighted average shares outstanding – basic and diluted(2,3)

FTV Stockholders	32,904,667	1,738,267
Existing eToro Shareholders (*)(1)	790,574,493	790,574,493
PIPE Shares	65,000,000	65,000,000
	888,479,160	857,312,760

____________

(1)      The pro forma shares attributable to Legacy eToro shareholders is calculated by applying the exchange ratio of approximately 1 to 44.7 to the historical Legacy eToro common shares and preferred shares that were outstanding as of merger.

(2)      The information included Self-Tender Offer deduction of 30,000,000 shares (the main reconciliation item to the Ownership disclosure on page 216).

(3)      The price adjustment rights and public warrants were not included in the diluted EPS calculation. The price adjustment rights are contingently issuable shares for which the conditions are not met as of the reporting date. The public warrants were not included because of their antidilutive effect.

*        Including Pre- PIPE Shares.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation of directors and executive officers

Section 119 of the Companies Act provides that the directors of eToro may fix the emoluments payable to the directors of eToro in respect of the services that the directors provide to the company, in any capacity, unless provided otherwise in the memorandum and articles of association of the applicable company.

The eToro current articles and the eToro A&R articles provide that the eToro directors may exercise all powers of eToro necessary for managing, directing and supervising the business affairs of eToro that are not prescribed by the eToro current articles and the eToro A&R articles and the BVI Business Companies Act, 2004 (as amended) as being required to be exercised by the eToro shareholders. The directors’ power includes power to delegate such directors’ powers as may be authorized by the eToro current articles and the eToro A&R articles. The right of delegation permits the eToro directors to appoint a committee of directors to act as a compensation committee determining the remuneration of the directors, executive officers and chief executive officer of eToro.

The right to delegate powers to fix compensation payable to the directors of eToro to a committee of directors, may not however be delegated to an agent (including a director) of eToro. The eToro current articles and the eToro A&R articles permit eToro to appoint an agent (including a person who is a director) to act as agent of eToro but stipulate that no such agent shall have the right to fix the emoluments of the directors. Based on the eToro current articles and the eToro A&R articles, the directors would have authority to delegate powers to an agent to fix compensation payable to the executive officers and chief executive officer of eToro but not the compensation payable to the directors of eToro.

The BVI Business Companies Act, 2004 (as amended), the eToro current articles and the eToro A&R articles do not otherwise prescribe minimum or maximum amounts of director and executive officer (including chief executive officer) compensation payable nor do they stipulate any prescriptions or guidelines as to determination of the director and executive officer compensation.

Aggregate compensation of executive officers and directors

The overall compensation to eToro’s executive officers and directors for the year ended December 31, 2020 was approximately $4.3 million. This amount is comprised of salaries, social benefits, bonuses, and the non-withdrawable amount and profits earned according to the employee investment plan guidelines.

The social benefits include approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits and expenses.

For the year ended December 31, 2020, certain executive officers received $2.7 million in annual discretionary bonuses, based on each executive’s fulfillment of their respective personal business objectives, as determined by the eToro board or a committee thereof, as applicable.

eToro’s employees are eligible to participate in eToro’s employee investment plan. As part of the plan, eToro provides its employees a non-withdrawable amount (the “NWA”) which can only be used for trading on the eToro platform. Employees who complete five years of employment may withdraw 100% of their NWA and profits to be used to exercise their vested Company stock options, subject to terms and conditions agreed in the plan. The profits earned by the employee on the trading platform, if any, can be withdrawn on a monthly basis. On an annual basis, 10% of the outstanding NWA balance is vested and, subject to terms and conditions of the plan, can be withdrawn by the employees who have completed more than three months of employment at such time. The aggregate equity amount (comprised of both NWA and profits) in the trading accounts of eToro executive officers as of December 31, 2020 was approximately $5.2 million.

As of December 31, 2020, options to purchase 810,210 eToro common shares granted to eToro’s executive officers and directors were outstanding under its equity incentive plans at a weighted average exercise price of $14.05 per common share. Options held by executive officers and directors have a term of ten years after the grant date.

eToro intends to approve a non-employee director compensation scheme that will be in effect upon the closing of the merger. For more information on the movement in share capital, see note 14b of the “Consolidated financial statements” included elsewhere in this proxy statement/prospectus.

Equity incentive plans and employee share purchase plan

2007 (current) share incentive plan

eToro’s 2007 Employee Share Option Plan (the “2007 Plan”) was adopted by the eToro board on May 14, 2007 and amended on March 19, 2018. The 2007 Plan’s term was extended by the eToro board on July 31, 2017 for ten years. The 2007 Plan provides for the grant of options to employees, directors, office holders, service providers and consultants of eToro and its subsidiaries.

Authorized shares

As of December 31, 2020, 810,861 eToro common shares were reserved and available for issuance under the 2007 Plan. Common shares subject to options granted under the 2007 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan. Each outstanding and unexercised option to purchase eToro common shares issued pursuant to eToro’s Employee Share Option Plan in 2007, whether or not then vested or fully exercisable, will be equitably adjusted to give effect to the stock split.

Administration

The eToro board administers the 2007 Plan, either directly or upon the recommendation of a share option advisory committee. Under the 2007 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2007 Plan and any award agreements or awards granted thereunder and take all actions and make all other determinations necessary for the administration of the 2007 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2007 Plan or terminate the 2007 Plan at any time before the date of expiration.

Eligibility

Under the 2007 Plan, eligible participants include employees and other service providers of eToro and its affiliates including consultants, advisors and also any “controlling shareholder” as defined under Section 32(9) of the Ordinance. The 2007 Plan provides for granting awards under the Israeli tax regime, subject to restrictions imposed by applicable law, in compliance with Section 102 of the Ordinance (“102 Awards”), and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, options or certain other types of equity awards. eToro’s non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Grant

All awards granted pursuant to the 2007 Plan are evidenced by an award agreement, in a form approved, from time to time, by the administrator, in its sole discretion. The award agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each award will expire 10 years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Exercise

An award under the 2007 Plan may be exercised by providing eToro with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share.

Transferability

Other than by will, the laws of descent and distribution or as otherwise provided under the 2007 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of employment

In the event of termination of a grantee’s employment or service with eToro or any of its affiliates, except as otherwise provided by the administrator, all unvested awards shall forfeit and, except in case of death, disability or a termination for “Cause” (as defined in the 2007 Plan), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance.

In the event of termination of a grantee’s employment or service with eToro or any of its affiliates due to such grantee’s disability, all vested and exercisable awards held by such grantee as of the date of disability (as defined in the 2007 Plan) may be exercised by the grantee within such period of time as is specified in the option agreement, and in the absence of specified time, for a period of six months following the date of disability.

In the event of termination of a grantee’s employment or service with eToro or any of its affiliates due to such grantee’s death, all vested and exercisable awards held by such grantee as of the date of death may be exercised by the grantee’s estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, unless otherwise provided in an award agreement, until the earliest to occur of (a) 18 months following the date of death, (b) six months following the date of issuance of a succession order or (c) six months following the date of issuance of an inheritance order.

Notwithstanding any of the foregoing, if a grantee’s employment or services with eToro or any of its affiliates is terminated for “Cause,” all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance.

Transactions; adjustment

In the event of a merger of eToro with or into another company, or the sale of all or substantially all of the assets or shares of eToro while unexercised options remain outstanding under the 2007 Plan, each unexercised option shall be assumed or substituted. In the case of such assumption and/or substitution of shares, appropriate adjustments shall be made in the exercise price to reflect such action, and all other terms and conditions of the option agreements, such as the vesting dates, shall remain in force, all subject to the administrator’s determination which shall be final.

In the event eToro is liquidated or dissolved while vested options remain unexercised and outstanding under the 2007 Plan, then all such options may be exercised in full by the grantee as of the effective date of any such liquidation or dissolution of eToro.

The 2007 Plan provides for appropriate adjustments to be made to the 2007 Plan and to outstanding awards under the 2007 Plan in the event of a stock dividend (bonus shares), stock split, combination or exchange of shares, re-capitalization, or any other like event by or of eToro according to which the share capital of eToro is increased without receipt of consideration by eToro (excluding a conversion of any convertible securities of eToro).

2021 share incentive plan

eToro intends to adopt a new share incentive plan, the 2021 Share Incentive Plan (the “2021 Plan”), in connection with this offering, under which it may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. After the adoption of the 2021 Plan, eToro will no longer grant any awards under the 2007 Plan, however, outstanding options that were granted under the 2007 Plan will remain outstanding and governed by the terms of the 2007 Plan.

Authorized shares

The maximum number of eToro common shares available for issuance under the 2021 Plan is equal to the sum of (i) [•] shares, and (ii) an annual increase in shares on the first day of each calendar year beginning on January 1, 2022 and ending on January 1, 2030, equal to the lesser of (A) [•] percent ([•]%) of the aggregate number of shares outstanding (on an as converted basis) on the final day of the immediately preceding calendar year, and (B) such smaller number of shares as determined by the eToro board. However, no more than [•] shares may be issued upon the exercise of incentive stock options, or ISOs. If permitted by eToro, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2007 Plan, may again be available for issuance under the 2021 Plan.

Administration

The eToro board, or a duly authorized committee of the eToro board, will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all awards, and the authority to modify awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan. The eToro board also has the authority to suspend, terminate, modify or amend the 2021 Plan at any time.

Eligibility

Under the 2021 Plan, eligible participants include employees and other service providers of eToro and its affiliates. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to eToro’s U.S. employees or service providers, including those who are deemed to be residents of the U.S. for tax purposes, Section 422 of the Code and Section 409A of the Code.

Grant

All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Awards

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), common shares, restricted shares, restricted share units and other share-based awards. Options granted under the 2021 Plan to eToro’s employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options.

Exercise

An award under the 2021 Plan may be exercised by providing eToro with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to eToro or the trustee.

Transferability

Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of employment

In the event of termination of a grantee’s employment or service with eToro or any of its affiliates, except as otherwise provide by the administrator, all unvested awards shall forfeit and all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with eToro or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve-month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with eToro or any of its affiliates is terminated for “Cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Transactions; adjustment

The 2021 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a stock split, reverse stock split, distribution, recapitalization, combination, reclassification of eToro’s shares, consolidation, reorganization, extraordinary cash dividend or other similar occurrences.

In the event of a sale of all, or substantially all, of eToro’s common shares or assets, a merger, consolidation amalgamation or similar transaction, or certain changes in the composition of the eToro board, or liquidation or dissolution, or such other transaction or circumstances that the eToro board determines to be a relevant transaction, then without the consent of the grantee, the administrator may make any determination as to the treatment of outstanding awards, including the following: (i) cause any outstanding award to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the company, the acquirer or other corporation which is a party to such transaction or other property or rights as determined by the administrator as fair in the circumstances and/or (c) amend, modify or terminate the terms of any award as it shall determine to be fair in the circumstances.

Clawback

All awards granted under the 2021 Plan, including the gross amount of any proceeds, gains or other economic benefit actually or constructively received by a grantee in respect of an award, will be subject to applicable recoupment policies adopted by eToro, whether or not such policy was in place at the time of grant of an award.

MANAGEMENT FOLLOWING THE MERGER

Management and board of directors

The following table provides information about those persons who are expected to serve as directors and executive officers of eToro following the consummation of the merger. The address for each of the directors and executive officers is 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261. For biographical information concerning the executive officers and directors, see below.

Name	Age	Position(s) to be Held in eToro Following the Merger
Yoni Assia	40	Chairman of the Board, Chief Executive Officer and Co-founder Class [•] Director
Ronen Assia	44	Executive Director and Co-founder [Class [•] Director]
Shalom Berkovitz	54	Chief Financial Officer and Deputy Chief Executive Officer
Tuval Chomut	65	Chief Solutions Officer
Hedva Ber	53	Global Chief Operating Officer and Deputy Chief Executive Officer
[Santo Politi]	56	Class [•] Director (eToro designee, non-executive)
[Avner Stepak]	46	Class [•] Director (eToro designee, non-executive)
[Eddy Shalev]	74	Class [•] Director (eToro designee, non-executive)
Betsy Cohen	79	Class [•] Director (FTV designee, non-executive)

Executive officers and directors

Yoni Assia, Chairman of the Board, Chief Executive Officer and Co-founder and Director

Yoni Assia is the Co-Founder of eToro and has served as its Chief Executive Officer since its inception. He is expected to continue in his roles upon the completion of the merger. Yoni is widely acknowledged as a crypto pioneer having co-written the Colored Coins whitepaper with Ethereum creator Vitalik Buterin in 2013. Prior to founding eToro, Yoni was Co-founder and development manager of video technology start-up CDRide. Yoni serves as a board member of Meitav Dash, a public company and one of the largest investment houses in Israel with over $45 billion in assets under management. He is also a member of the Young Presidents’ Organization (YPO). Yoni holds a BA in Management and Computer Science and an MSc in Computer Science from the IDC Herzliya. Yoni is Ronen Assia’s brother.

eToro believes that Yoni is qualified to serve on the eToro board based on his intimate knowledge of eToro, his experience serving as Chief Executive Officer of eToro since its inception and his position as one of the Co-founders of eToro.

Ronen Assia, Executive Director and Co-Founder

Ronen Assia is the Co-Founder of eToro and serves as the Executive Director of the eToro board and is expected to continue in his roles upon the completion of the merger. As of March 2021, Ronen Assia serves in his role in a part-time capacity. Ronen is entitled to inform eToro regarding the reduction of his scope of employment to less than 50% but at least 25% of a full-time position, by providing 30 days prior notice to eToro. For more than 20 years, Ronen has been merging technology and design to create products that perform across multiple platforms. Prior to co-founding eToro, Ronen designed medical devices, household appliances, and desktop and web applications. Until 2020, Ronen oversaw products and engineering at eToro. As of 2020, Ronen serves as Managing Partner of Team8 Fintech. He holds a BA in Industrial Design from Bezalel Academy of Arts and Design and an MA in Product Design from the Royal College of Art in London. Ronen is Yoni Assia’s brother.

eToro believes that Ronen Assia is qualified to serve on the eToro board based on his intimate knowledge of eToro and his experience serving as one of the Co-founders of eToro.

Shalom Berkovitz, Chief Financial Officer and Deputy Chief Executive Officer

Shalom Berkovitz has served as eToro’s Chief Financial Officer since 2016 and Deputy Chief Executive Officer since 2020. Mr. Berkovitz oversees eToro’s activity in the U.K., U.S. and Asia. He is expected to continue in his roles upon the completion of the merger. Mr. Berkovitz has 28 years of executive management experience across technology, e-commerce and on-line advertising. Mr. Berkovitz has previously served as Chief Executive Officer of DSNR Media Group, one of the leading performance based media agencies in Europe, and Chief Financial Officer of Golden Pages (Israel Yellow Pages). Mr. Berkovitz holds a BSc in Technology Management from the Israel Institute of Technology and an MBA in Electrical Engineering from Tel Aviv University. He is a graduate of the General Management Program at Harvard Business School.

Tuval Chomut, Chief Solutions Officer

Tuval Chomut serves as eToro’s Chief Solutions Officer and is expected to continue in this role upon the completion of the merger. Having joined eToro in 2019, Mr. Chomut is responsible for overseeing eToro’s Solutions Group which comprises product engineering and development, research and development, technology, security, and business solutions. Mr. Chomut has extensive global experience in leading advanced software companies focused on innovative, best-of-breed products for top global companies. For two decades, Mr. Chomut held various executive roles at US-based, multinational agency brokerage and financial markets technology firm Investment Technology Group (ITG), including Global Managing Director and Global Chief Development Officer. Between 2016 and 2019, Mr. Chomut served as CEO of Clicktale, a global leader in experience analytics solutions in the digital marketing space. Mr. Chomut holds a BSc in Computer Science and Mathematics and a MSc in Computer Science from UCLA.

Dr. Hedva Ber, Global Chief Operating Officer and Deputy Chief Executive Officer

Dr. Hedva Ber has served as the Global Chief Operating Officer and Deputy Chief Executive Officer for eToro since 2021 and is expected to continue in her roles upon the completion of the merger. Dr. Ber leads eToro’s operational infrastructure, corporate governance, compliance, and regulatory affairs, legal, risk management and social responsibility. Dr. Ber has more than 25 years of experience across the banking and finance industry. From 2015 to 2020, she served as Israel’s Supervisor of Banks where she actively promoted digital transformation and the implementation of innovation and technological changes in the banking and payment sectors. Prior to that, she held several senior roles at Bank Leumi, the last being Chief Risk Officer. From 2005 to 2008, Dr. Ber represented the State of Israel on the Board of Directors of the European Bank for Reconstruction and Development in London. Dr. Ber received her PhD in Economics from the Hebrew University in Jerusalem. Dr. Ber is considered to be one of Israel’s leading economists and has driven significant changes in the banking sector.

Santo Politi, Director

Santo Politi has served as a director of the eToro board since December 29, 2010, and is expected to continue in his role upon the completion of the merger. Mr. Politi is a Co-Founder and Managing General Partner at Spark Capital. He has led Spark Capital’s investments in Oculus (Facebook), IP Wireless (General Dynamics), Admeld (Google), AdapTV (AOL). He currently represents Spark on the boards of Plaid, Cybereason, Superpedestrian, Lightmatter, Alpaca, and other early-stage companies. Mr. Politi holds an MBA in Finance from The Wharton School of the University of Pennsylvania, an MSc in Electrical Engineering from NJT, and a BSc in Physics and Electrical Engineering from Bogazici University.

eToro believes that Mr. Politi is qualified to serve on the eToro board based on his extensive experience in the financial services industry generally, and the financial technology industry in particular.

Avner Stepak, Director

Avner Stepak has served as a director of the eToro board since October 1st, 2013 and is expected to continue in his role upon the completion of the merger. Mr. Stepak has served as Vice Chairman of Meitav Dash Investments since 2013. Mr. Stepak has previously served and currently serves as a director on a long list of Meitav Dash’s portfolio companies. Mr. Stepak holds a BA in Communication and Management from the University of Tel-Aviv and an M.B.A. from the University of Tel-Aviv and the Kellog School of Management at Northwestern University.

eToro believes that Mr. Stepak is qualified to serve on the eToro board based on his extensive experience serving as a director on multiple of Meitav Dash’s portfolio companies’ boards, including in the role of chairperson and vice-chairperson of certain of those boards.

Eddy Shalev, Director

Mr. Shalev currently serves as Chairman and Partner of F2 Capital, an Israel-based early-stage venture capital fund, as well as Managing Partner and Founder of Genesis Partners, an Israel-based early-stage venture capital firm that was sold to Insight Partners in 2019. Previously, Mr. Shalev co-founded the Mofet Israel Technology fund, one of Israel’s first venture capital funds, where he was a Board Member and sat on the Investment Committee. Prior to his career in venture capital, Mr. Shalev was CEO of E. Shalev Ltd, a brokerage firm in Israel that ran investment banking, sales and trading, and research activities involving Israeli companies traded in the U.S. markets. The firm was the exclusive representative for Oppenheimer & Co.’s activities in the region. Mr. Shalev began his career at IBM, where he worked in various positions in engineering, marketing and sales in Israel and the United Kingdom. Mr. Shalev holds a B.A. in Statistics and M.Sc. in Information Systems from Tel Aviv University.

eToro believes that Mr. Shalev is qualified to serve on the eToro board based on his extensive experience in the private equity space, and in particular, based on his focus on high-tech investments.

Betsy Cohen, Director Nominee

Betsy Cohen is expected to be named to the eToro board upon the completion of the merger. Ms. Cohen has served as Chairman of the FTV board since June 2019. Since May 2019, she has served as Chairman of the board of directors of FinTech IV, since June 2020, she has served as Chairman of the board of directors of FTAC Olympus, since November 2020, she has served as Chairman of the board of directors of FTAC Athena and FinTech VI, since January 2021, she has served as Chairman of the board of directors of FTAC Hera, and since February 2021 she has served as a director of Metromile, Inc. Ms. Cohen served as Chairman of FinTech III’s board of directors from March 2017 until October 2020, and as Chairman of FinTech II’s board of directors from August 2016 until July 2018. She served as a director of FinTech I and its successor, Card Connect Corp., a provider of payment processing solutions to merchants, from November 2013 until May 2017, and previously served as Chairman of the board of directors of FinTech I from July 2014 through July 2016 and as FinTech I’s Chief Executive Officer from July 2014 through August 2014. She served as Chief Executive Officer of Bancorp and its wholly-owned subsidiary, Bancorp Bank, from September 2000 and Chairman of Bancorp Bank from November 2003, and resigned from these positions upon her retirement in December 2014. She served as the Chairman of the Board of Trustees and as a trustee of RAIT Financial Trust, a real estate investment trust, from its founding in August 1997, through her resignation as of December 31, 2010 and served as RAIT’s Chief Executive Officer from 1997 to 2006. Ms. Cohen served as a director of Hudson United Bancorp (a bank holding company), the successor to JeffBanks, Inc., from December 1999 until July 2000 and as the Chairman of the Jefferson Bank Division of Hudson United Bank (Hudson United Bancorp’s banking subsidiary) from December 1999 through March 2000. Before the merger of JeffBanks, Inc. with Hudson United Bancorp in December 1999, Ms. Cohen was Chairman and Chief Executive Officer of JeffBanks, Inc. from its inception in 1981 and also served as Chairman and Chief Executive Officer of each of its subsidiaries, Jefferson Bank, which she founded in 1974, and Jefferson Bank New Jersey, which she founded in 1987. From 1985 until 1993, Ms. Cohen was a director of First Union Corp. of Virginia (a bank holding company) and its predecessor, Dominion Bancshares, Inc. In 1969, Ms. Cohen co-founded a commercial law firm and served as a senior partner until 1984. Ms. Cohen also served as a director of Aetna, Inc. (NYSE: AET), an insurance company, from 1994 until May 2018.

eToro believes that Ms. Cohen is qualified to serve on the eToro board based on her extensive experience in the financial services industry generally, and the financial technology industry in particular, as well as extensive experience in operating financial services companies in a public company environment.

Family relationships

eToro’s Co-founders, Yoni and Ronen Assia, are brothers. There are no other family relationships between any of eToro’s executive officers and directors.

Arrangements for election of directors and members of management

Following the merger, there will be no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

Foreign private issuer exemptions

After the closing of the merger, eToro will be considered a “foreign private issuer” under the securities laws of the U.S. and the rules of Nasdaq. Under the applicable securities laws of the U.S., “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Accordingly, eToro’s shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

In addition, eToro is an “emerging growth company” as defined in the JOBS Act and has elected to comply with certain reduced public company reporting requirements.

Board of directors

Under the eToro A&R articles, the authorized number of directors will be fixed by the eToro board from time to time in accordance with the eToro A&R articles. Pursuant to the eToro A&R articles, the directors of the eToro board will be elected by eToro shareholders at eToro’s annual meeting of shareholders (except for situations in which the eToro board fills a vacancy, as discussed below). Pursuant to the eToro A&R articles, the positions of chairman of the eToro board and Chief Executive Officer may be held by the same person.

In addition, the directors are divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors will initially serve until eToro’s first annual meeting of shareholders following the closing date; Class II directors will initially serve until eToro’s second annual meeting of shareholders following the closing date; and Class III directors will initially serve until eToro’s third annual meeting of shareholders following the closing date. Commencing with eToro’s first annual meeting of shareholders following the closing date, directors of each class the term of which is then expiring will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. As of the closing date, (i) Class I directors will consist of the following individuals: [•]; (ii) Class II directors will consist of the following individuals: [•]; and (iii) Class III directors will consist of the following individuals: [•]. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class will be apportioned by the eToro board as nearly equal as possible. No decrease in the number of directors will shorten the term of any incumbent directors.

In addition, the eToro A&R articles allows the eToro board to appoint by resolution of the eToro board any person to be a director either to fill (i) a vacancy resulting from death, resignation, disqualification, removal or other causes or (ii) any newly created directorship resulting from any increase in the number of directors. Where the eToro board appoints a person as a director to fill such vacancy or newly created directorship, the term will not exceed the term that remained when the director whose departure from the eToro board created such vacancy ceased to hold office or until the next annual general meeting (where such appointment will be approved by the shareholders), whichever is earlier.

Chairman of the board

The eToro A&R articles to be effective upon the closing provide that the eToro board may elect a chairman and determine the period for which he or she is to hold such office.

Director independence

Under Nasdaq rules, a foreign private issuer may follow its home country practice in lieu of certain of Nasdaq corporate governance requirements, including the requirement to have a majority of its board consist of independent directors. The Companies Act does not require that a majority of the eToro board consist of independent directors. Under the merger agreement, the parties have agreed that, at the closing, at least a majority of the authorized number of eToro directors will qualify as “independent directors” pursuant to Nasdaq listing standards, but eToro and FTV may elect to waive that requirement.

Committees of the eToro board

The eToro board will have the following standing committees: an audit and risk committee and a compensation, nominating and governance committee.

Audit and risk committee

The audit and risk committee will be responsible, among its other duties and responsibilities, for overseeing eToro’s accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The audit and risk committee will review and assess the qualitative aspects of eToro’s financial reporting, processes to manage business and financial risks, and compliance with significant applicable legal, ethical and regulatory requirements. The audit and risk committee will be directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm.

As discussed above, as a foreign private issuer whose securities will be listed on Nasdaq, eToro will be permitted to follow certain home country corporate governance practices in lieu of the requirements of Nasdaq rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with Nasdaq Rule 5600 Series, including an exemption to the requirement that each member of the audit and risk committee must be an independent director as defined under Nasdaq Rule 5605(a)(2); however, the members of the audit and risk committee must still satisfy the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. The eToro board is expected to determine that each member of the audit and risk committee is “independent” as defined under Nasdaq rules and Exchange Act rules and regulations. The audit and risk committee will at all times be composed of directors who are “financially sophisticated,” as defined under Nasdaq’s listing standards.

Following the completion of the merger, the members of the audit and risk committee are expected to be [•], [•] and [•]. The charter of the audit and risk committee will be available without charge at https://www.etoro.com/about/investors/.

Compensation, nominating and governance committee

The compensation, nominating and governance committee will be responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of eToro and its subsidiaries, establishing the general compensation policies of eToro and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of eToro and its subsidiaries.

The compensation, nominating and governance committee will also be responsible for (i) overseeing and assisting the eToro board in reviewing and recommending nominees for election as directors, (ii) assessing the performance of the members of the eToro board and (iii) establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the eToro board a set of corporate governance guidelines applicable to eToro.

As discussed above, as a foreign private issuer whose securities will be listed on Nasdaq, eToro will be permitted to follow certain home country corporate governance practices in lieu of the requirements of Nasdaq rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with Nasdaq Rule 5600 Series, including an exemption to the requirement that each member of the compensation, nominating and governance committee must be an independent director as defined under Nasdaq Rule 5605(a)(2).

Following the closing of the merger, the members of the compensation, nominating and governance committee are expected to be [•], [•] and [•]. The charter of the compensation, nominating and governance committee will be available without charge at https://www.etoro.com/about/investors/.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain relationships and related person transactions — FTV

In June 2019, one of the Sponsors purchased 1,000 shares of FTV for a purchase price of $25,000, or approximately $25.00 per share. After giving effect to a 8,445-for-1 forward stock split and a share dividend of 1.01360142 that occurred in October 2020, (i) the overall purchase price per share was reduced to approximately $0.003 per share and (ii) such Sponsor held 8,570,000 shares, of which 1,090,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part in connection with the FTV IPO. As a result, of the underwriters’ election to partially exercise their over-allotment option and the forfeiture of their remaining over-allotment option, 23,333 shares owned by such Sponsor were forfeited and 1,066,667 of such shares are no longer subject to forfeiture, resulting in an aggregate of 8,546,667 founder shares currently owned by the Sponsors.

The Sponsors purchased an aggregate of 640,000 FTV private units at the price of $10.00 per unit for an aggregate purchase price of $6.4 million, in a private placement that occurred simultaneously with the completion of the FTV IPO. The FTV private placement warrants included in the FTV private units are identical to the FTV public warrants, except that if held by the Sponsors or their permitted transferees, they (a) may be exercised for cash or on a cashless basis, (b) are not subject to being called for redemption and (c) they (including the shares of FTV Class A stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until the later of (i) twelve (12) months from the completion of the FTV IPO and (ii) 30 days after the consummation of the merger or other initial merger. There will be no redemption rights or liquidating distributions from the trust account with respect to the founder shares or shares of FTV Class A stock sold as part of the FTV private units, and the FTV private placement warrants will expire worthless, in each case if FTV does not complete a business combination.

FTV currently sub-leases its executive offices at 2929 Arch Street, Suite 1703 Philadelphia, PA 19104. Since the consummation of its initial public offering, FTV pays for its use of this office space $20,000 per month to an affiliate of our Sponsors. Upon completion of FTV’s initial merger or liquidation, it will cease paying these monthly fees.

FTV’s officers and directors are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on FTV’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. FTV’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, FTV’s officers, directors or its or their affiliates.

In addition, in order to finance transaction costs in connection with an intended initial merger, the Sponsors or their respective affiliates or certain of FTV’s officers and directors may, but are not obligated to, loan FTV funds as may be required on a non-interest basis. If FTV completes the merger, it would repay such loaned amounts. In the event that the merger does not close, FTV may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Certain relationships and related person transactions — eToro

eToro’s policy with respect to related party transactions is that such transactions must be on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on eToro’s experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, eToro believes that all of the transactions described below met this policy standard at the time they occurred.

Rights of appointment

eToro’s current board of directors consists of five directors. Pursuant to eToro’s current voting agreement and current articles, certain of its shareholders had rights to appoint members of the board of directors. All rights to appoint directors will terminate upon the closing of the merger.

Agreements with directors and officers

Employment agreements

eToro entered into written employment or service agreements with each of its executive officers. The agreements provide the terms of each individual’s employment or service with eToro, as applicable, which have been determined by the eToro board.

Each employment and services agreement contains provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The enforceability of the non-competition covenants is subject to limitations.

Either eToro or the executive officer may terminate the applicable executive officer’s employment or service by giving advance written notice to the other party. eToro may also terminate an executive officer’s employment or services agreement for cause (as defined in the applicable employment or services agreement).

Options

eToro has granted options to purchase its common shares to its executive officers and certain of its directors.

See the section of this proxy statement/prospectus entitled “Security ownership of certain beneficial owners and management of FTV, eToro and the combined company” for a description of options granted to an entity controlled by eToro’s chief executive officer and its executive director. eToro describes its option plans under the section of this proxy statement/prospectus entitled “Director and executive compensation.”

Other related party transactions

On January 28, 2021, eToro entered into an agreement with Liquidity Capital II L.P. (“Liquidity”) and certain other lenders to borrow funds to support eToro’s business operations (the “Liquidity Loan Agreement”). Under the terms of this Liquidity Loan Agreement, Liquidity and the other lenders provided eToro a principal amount of $50,000,000. The maturity date is December 31, 2021. In the event that eToro breaches the Liquidity Loan Agreement, any unpaid portions of the principal amount plus the interest on the principal amount, along with other fees, may become immediately due and payable. Under the Liquidity Loan Agreement, eToro may be required to repay in full and before the time the loan is otherwise due, the total principal amount of the loan and any interest accrued along with a fee equal to 3.9225% of the principal amount being paid upon the assumption of a senior debt exceeding certain amounts. Santo Politi and Avner Stepak are directors of Liquidity. Liquidity is indirectly partially owned by Meitav Dash, which is owned by BRM Ltd., an eToro shareholder. Yoni Assia and Avner Stepak are directors of Meitav Dash and Avner Stepak is a controlling shareholder of Meitav Dash.

On various occasions, eToro has waived its right of first refusal with respect to transfers by eToro employees of eToro shares to iAngels Technologies L.P. or its affiliated entities (“iAngels”), which acted as a broker on behalf of third parties. Yoni Assia’s spouse is Chief Executive Officer, director and owner of iAngels. Yoni Assia’s father is a director of iAngels. In addition, in 2019, eToro waived its right of first refusal with respect to transfers by certain eToro shareholders of eToro shares to a third party, and iAngels acted as a broker.

iAngels, Spark Capital II, L.P. and an affiliate of BRM Group Ltd. participated as investors in the pre-PIPE investment pursuant to the advance investment agreement in an aggregate amount of approximately $38 million, subject to the same terms and conditions as all other investors therein, as part of the exercise of their preemptive rights pursuant to eToro’s Investors Rights Agreement.

In March 2019, eToro consummated the purchase of substantially all the assets of Firmo Limited, in consideration of which eToro paid 875 units of ether and issued 7,287 of eToro’s common shares. Subsequently, such equity consideration was distributed to certain third parties which participated in Firmo Limited’s simple acquisition for future equity, in connection with which 6,072 eToro common shares were issued to iCapital Ltd., on behalf of certain of such third parties. iCapital Ltd. is a wholly owned subsidiary of iAngels.

At the effective time, eToro, FTV, the Sponsors and certain shareholders of eToro as of immediately prior to the merger will enter into the registration rights agreement, pursuant to which eToro will agree to file a shelf registration statement, by no later than (i) ten business days following the closing date, if the closing date occurs on or before September 30, 2021 or (ii) five business days following the closing date, if the closing date occurs after September 30, 2021, to register the resale of the eToro common shares and eToro warrants held by the Sponsors and certain shareholders of eToro party thereto as of the closing date. The registration rights agreement also provides the Sponsors with one demand right to conduct an underwritten offering of the shares eligible for early release, subject to certain limitations set forth in the registration rights agreement. From time to time, eToro may admit additional parties to the registration rights agreement and register their securities on a shelf registration statement. The registration rights agreement will terminate on the earlier of (a) the tenth anniversary of the date of the registration rights agreement or (b) with respect to any party thereto, on the date that such party no longer holds any registrable eToro common shares. For more information on eToro’s registration rights agreement, see the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger agreement — Registration rights agreement.”

Exculpation, indemnification and insurance

The eToro A&R articles permit it to exculpate, indemnify and insure certain if its office holders to the fullest extent permitted by BVI law.

Approval of related party transactions under BVI law

Certain of eToro’s directors and officers serve or may agree to serve as directors or executive officers of other reporting companies or have shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures or transactions in which eToro may participate, its directors may have an interest in negotiating and concluding terms respecting the extent of such participation. In the event that such an interest arises, such director must disclose the interest to the eToro board. A director who has such an interest, if present at any meeting of the eToro directors at which the matter is to be considered must disclose the general nature of the interest. The disclosure must be brought to the attention of each and every director on the eToro board to constitute proper disclosure.

An eToro director is not required to make disclosure if the transaction is between himself and eToro and it is in the ordinary course of eToro’s business and on usual terms and conditions.

DESCRIPTION OF ETORO SECURITIES

A summary of the material provisions governing the eToro securities immediately following the merger is described below. This summary is not complete and should be read together with the eToro A&R articles, a copy of which is appended to this proxy statement/prospectus as Annex C.

General

This section summarizes the material rights of the eToro shareholders under British Virgin Islands law, and the material provisions of the eToro A&R articles that will become effective upon the closing. eToro is a British Virgin Islands company and its affairs are governed by the Companies Act and, following the closing, will be governed by the eToro A&R articles.

Authorized capitalization

The authorized share capital of eToro following the closing will consist of [•] eToro common shares, no par value and [•] eToro preferred shares, no par value (together with eToro common shares, “eToro shares”).

The eToro shares authorized for issuance under the eToro A&R articles may be issued in one or more series of shares by a resolution of the eToro board from time to time. eToro may issue fractions of a share, and such fractional share will have the same corresponding fractional designations, powers, preferences, rights, qualifications, limitations and restrictions or a whole share of the same class or series of shares.

The following descriptions of eToro shares are summaries and are qualified by reference to the eToro A&R articles, to be effective upon the closing. Copies of these documents will be filed with the SEC as exhibits to this registration statement. The description of eToro shares reflects changes to eToro’s capital structure that will occur substantially concurrently with the closing of the merger.

Common shares

Following the closing, approximately 921,104,924 eToro common shares will be issued and outstanding (assuming that no FTV stockholders exercise redemption rights with respect to their FTV public shares). All of the outstanding eToro common shares are validly issued, fully paid and non-assessable.

Preferred shares

Following the closing, no eToro preferred shares will be issued and outstanding. The issuance of eToro’s preferred shares could have the effect of decreasing the trading price of eToro common shares, restricting dividends on eToro’s capital stock, diluting the voting power of eToro common shares, impairing the liquidation rights of eToro’s capital stock, or delaying or preventing a change in control of eToro.

Election of the eToro board

Under the eToro A&R articles, the authorized number of directors will be fixed by the eToro board from time to time in accordance with the eToro A&R articles. Pursuant to the eToro A&R articles, the directors of the eToro board will be elected by eToro shareholders at eToro’s annual meeting of shareholders (except for situations in which the eToro board fills a vacancy, as discussed below). Pursuant to the eToro A&R articles, the positions of chairman of the eToro board and Chief Executive Officer may be held by the same person.

In addition, the directors are divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors will initially serve until eToro’s first annual meeting of shareholders following the closing date; Class II directors will initially serve until eToro’s second annual meeting of shareholders following the closing date; and Class III directors will initially serve until eToro’s third annual meeting of shareholders following the closing date. Commencing with eToro’s first annual meeting of shareholders following the closing date, directors of each class the term of which is then expiring will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. As of the closing date, (i) Class I directors will consist of the following individuals: [•]; (ii) Class II directors will consist of the following individuals: [•]; and (iii) Class III directors will consist of the following individuals: [•]. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class will be apportioned by the eToro board as nearly equal as possible. No decrease in the number of directors will shorten the term of any incumbent directors.

In addition, the eToro A&R articles allow the eToro board to appoint by resolution of the eToro board any person to be a director either to fill (i) a vacancy resulting from death, resignation, disqualification, removal or other causes or (ii) any newly created directorship resulting from any increase in the number of directors. Where the eToro board appoints a person as a director to fill such vacancy or newly created directorship, the term will not exceed the term that remained when the director whose departure from the eToro board created such vacancy ceased to hold office or, in the case of newly created directorship, until the next annual general meeting.

Listing, register number and purpose

Upon the consummation of the merger, eToro common shares are expected to be listed and traded on Nasdaq under the trading symbol “[•].”

eToro’s purpose under the eToro A&R articles will include every lawful purpose or activity.

Rights attaching to eToro shares

Rights attaching to eToro common shares

Each eToro common share confers upon the shareholder:

(a)     the right to one vote at a meeting of the eToro shareholders or on any resolution of the eToro shareholders;

(b)    subject to any rights that may be granted to holders of eToro preferred shares in the future, the right to an equal share in any distribution paid by eToro in accordance with the Companies Act; and

(c)     subject to any rights that may be granted to holders of eToro preferred shares in the future, the right to an equal share in the distribution of the surplus assets of eToro on its liquidation in accordance with the Companies Act.

eToro common shares will have the same rights and privileges and rank equally, share ratably and be identical in all respect to all matters. In addition, notwithstanding the grant of any price adjustment right in connection with the transactions, such grant does not create any additional class or series of eToro common stock for any purpose, and in no event will the holders of such price adjustment rights be deemed to constitute a separate class of shareholders by virtue of their ownership of price adjustment rights. eToro will have a single class of eToro common shares irrespective of whether some shareholders are entitled to receive price adjustment rights and other shareholders are not entitled to receive price adjustment rights. Until the automatic exercise of price adjustment rights into eToro common shares, the holders of price adjustment rights will not have the rights as an eToro shareholder with respect to eToro common shares underlying such price adjustment rights, including the right to vote or receive a distribution or dividend.

Rights attaching to eToro preferred shares

Each series of eToro preferred shares shall have such designations, powers, preferences, rights, qualifications, limitations and restrictions as specified by the eToro board pursuant to resolutions approving the issuance of such series of preferred shares; provided, however, that prior to such issuance, the eToro board shall determine the designations, powers, preferences, rights, qualifications, limitations and restrictions of each series of preferred shares, including, if applicable: (a) the designation and number of shares and the subscription price thereof; (b) the voting rights; (c) the dividends rights; (d) whether such shares will be subject to redemption by eToro and the conditions of such redemption; (e) the rights to receive distribution upon liquidation and the terms thereof; (f) the rights to convert or exchange such series; (g) any limitations and restrictions upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by eToro of, such shares; and (h) any conditions or restrictions upon the creation of indebtedness of eToro or upon the issue of any additional shares.

The eToro board shall not be required to obtain any approval of the shareholders in respect of the issuance of eToro preferred shares and the related amendments, if any, to the eToro A&R articles.

Distribution and liquidation rights

The eToro board may authorize a dividend to be paid to the holders of eToro common shares, as well as to the holders of eToro preferred shares, as may be authorized, with distribution and liquidation rights, in proportion to their respective shareholdings. Dividends may be paid in money, shares or other property. Notice of any dividend that may have been declared will be given to each eToro shareholder, and all dividends unclaimed for three years after having been declared may be forfeited for the benefit of eToro. No dividend will bear interest as against eToro and no dividend will be paid on the treasury shares of eToro.

The eToro board may authorize a distribution by adopting a resolution in favor of the distribution if the eToro board is satisfied that eToro satisfies a solvency test, meaning that, on reasonable grounds, immediately after such distribution, the value of eToro’s assets will exceed its liabilities and eToro will be able to pay its debts as they fall due. In order that eToro may determine the eToro shareholders entitled to receive payment of any distribution, the eToro board may fix a record date, which record date will not precede the date upon which the resolution of the eToro board fixing the record date is adopted, and which record date will not be more than 60 days prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose will be at the close of the calendar day on which the eToro board adopts the resolution relating to the distribution.

In the event of eToro’s liquidation, its surplus assets will be distributed to the holders of eToro shares in the order of liquidation preference attached to each series of eToro preferred shares or eToro common shares, as applicable, and in proportion to their respective shareholdings.

The distribution and liquidation rights of eToro preferred shares shall be determined for each series of eToro preferred shares prior to authorizing the issuance of such series of eToro preferred shares. Therefore, eToro common shareholders’ liquidation right, as well as the right to receive dividends, may be affected by the grant of preferential dividend, distribution or liquidation preference rights to the holders of a class of shares with preferential rights which may be authorized in the future.

Following the closing, existing or future financing and credit facilities may restrict the Company’s distribution of dividends, in certain circumstances limited to the occurrence of an event of default or occurring during a brief transitional period after closing. For further detail on distributions and eToro’s operations, see the section of this proxy statement/prospectus entitled “Risk Factors — The requirement to maintain regulatory capital may affect eToro’s ability to distribute profits and/or restrict expansion, which may affect eToro’s ability to conduct its business and may reduce profitability.”

Redemption

eToro shares are not redeemable at the shareholders’ option under the eToro A&R articles. Unless eToro is permitted by the Companies Act or any other provision in the eToro A&R articles, eToro may redeem eToro shares only with (i) the consent of the shareholders whose shares are to be redeemed and (ii) a resolution of the eToro board containing a statement that the value of eToro’s assets will exceed its liabilities after such redemption; provided, however, that the consent from the shareholders is not needed for (a) compulsory redemption with respect to fractional shares held by eToro shareholders in the circumstance of share division, and (b) compulsory redemption, at the request of eToro shareholders holding 90% of the votes of the outstanding shares entitled to vote, of the remaining issued eToro shares.

Shareholder meetings

The eToro board may convene meetings of the eToro shareholders at such times and in such manner and places within or outside BVI as the eToro board considers necessary or desirable; provided that at least one meeting of the eToro shareholders must be held each year. In addition, upon the written request of eToro shareholders entitled to exercise one-third or more of the issued and outstanding shares entitled to vote in respect of the matter for which the meeting is requested, the eToro board will convene a meeting of the eToro shareholders. Any such request will contain the evidence reasonably satisfactory to the eToro board, in its sole discretion, with respect to the identity of such requesting shareholder(s) (including the ownership of eToro common shares) and state the proposed purpose of the meeting. The eToro board will be entitled to determine the date, time and place, if any, of such requested meeting of eToro shareholders. The eToro board will give not less than seven days’ notice of a meeting of eToro shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the transfer agent records of eToro and are entitled to vote at the meeting. The eToro board may fix as the record date for determining those eToro shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

An eToro shareholder may be represented at a meeting of eToro shareholders by a proxy who may speak and vote on behalf of the appointing shareholder. The instrument appointing a proxy must be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy must be presented. A proxy need not be an eToro shareholder, and a shareholder may appoint one or more than one person to act as such shareholder’s proxy. On a poll, votes may be given in person or by proxy, and an eToro shareholder entitled to more than one vote need not, if such shareholder votes, use all of such shareholder’s votes or cast all the votes such shareholder uses in the same way. The appointment of a proxy does not prevent an eToro shareholder from attending and voting in person at the meeting or an adjournment or on a poll. The appointment of a proxy is (unless the contrary is stated in such proxy) valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates and is valid for 12 months following the date of execution unless terminated earlier.

Voting rights

Each eToro common share confers upon the shareholder the right to one vote at a meeting of the eToro shareholders or on any resolution of the eToro shareholders. The voting rights of eToro preferred shares shall be determined for each series of eToro preferred shares prior to authorizing the issuance of such series of eToro preferred shares. Therefore, eToro common shareholders’ voting right may be affected by the grant of preferential voting rights to shareholders of a new class of shares which may be authorized in the future.

Quorum

A meeting of eToro shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the shares entitled to vote on resolutions of shareholders to be considered at the meeting, if the meeting was called by eToro shareholders. If the meeting was called by the eToro board, a meeting of eToro shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-fourth of the shares entitled to vote on resolutions of shareholders to be considered at the meeting. A quorum may comprise a single shareholder or proxy, and such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument will constitute a valid resolution of the eToro shareholders.

If within one hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the eToro shareholders, will be dissolved; however, in any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the eToro board may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than the original quorum required to vote on the matters to be considered by the meeting, those present will constitute a quorum but otherwise the meeting will be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken.

Vote requirements

The eToro A&R articles provide that all shareholder resolutions require the affirmative vote of a majority of the votes cast, unless a higher percentage is otherwise required by law or by the eToro A&R articles. No action may be taken by eToro shareholders except at a duly convened and constituted meeting of shareholders, and no action may be taken by eToro shareholders by written consent unless the action to be effected by written consent of the shareholders and the taking of such action by such written consent have expressly been approved in advance by the eToro board.

eToro may amend the eToro A&R articles by the affirmative vote of at least a majority of the votes cast at a meeting of shareholders; provided that any amendment of the eToro A&R articles with respect to any amendment of the classified board, 9.9% ownership limitation or director removal standard, such amendment will require by the affirmative vote of at least two-thirds of the shares entitled to vote at a meeting of shareholders; provided, further, that in no event shall such amendment be made unless the eToro board has recommended the eToro shareholders to vote in favor of adoption of such amendment by a board resolution.

The eToro A&R articles provide that the removal of any director from office requires the affirmative vote of at least two-thirds of the shares entitled to vote at a meeting for the election of directors.

Ownership limitations

eToro is engaged in a highly regulated business which requires eToro to make filings to financial regulatory authorities and to obtain licenses and permits from such regulatory authorities. The eToro A&R articles require that, unless otherwise approved by a resolution of the eToro board, (i) each eToro shareholder will not knowingly sell, transfer or otherwise dispose any shares or other equity securities held by such transferor shareholder, if, after the transfer, the transferee shareholder, aggregating all relevant shares or equity securities of such transferee shareholder’s affiliates, would hold 9.9% or more of eToro’s issued share capital or the voting power represented thereby; and (ii) except for any issuance of shares in connection with exercise of eToro options or eToro warrants or the automatic exercise of price adjustment rights, eToro will not issue or sell to any shareholder or any of its affiliates any shares or other equity securities, if, after such issuance, the recipient, aggregating all relevant shares or equity securities of such transferee shareholder’s affiliates, would hold as a result of such issuance or sale 9.9% or more of eToro’s issued share capital or the voting power represented thereby. Notwithstanding the foregoing, any shareholder that holds, together with its affiliates, 9.9% or more of eToro’s issued share capital or the voting power represented thereby at the effective time, will be permitted to acquire up to an additional 1.0% of eToro’s issued share capital or the voting power represented thereby without approval by the eToro board. Any shareholder above the 9.9% threshold at the effective time, however, will nonetheless be subject to the ownership limitations set forth in clause (i) or clause (ii) of this paragraph following the time such shareholder holds, together with its affiliates, less than 9.9% of eToro’s issued share capital.

Access to corporate records

Under the Companies Act, each eToro shareholder is entitled, on giving written notice to eToro, to inspect the (i) eToro A&R articles; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which such person is a member. However, the eToro board may, if they are satisfied that it would be contrary to eToro’s interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document.

Changes in capital

The eToro A&R articles enable eToro to increase or decrease its share capital. Any such changes are subject to the laws of BVI and must be approved by a resolution duly passed by its eToro shareholders at a general meeting by voting on such change in the capital; provided that no decrease will reduce the number of shares of a class to a number less than the number of shares of such class then issued and outstanding plus the number of shares of such class reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by eToro convertible into such class of shares.

Limitations on liability and indemnification of officers and directors

Under the Companies Act, a company’s articles of association may provide for indemnification of officers and directors to the maximum extent without any limitation; provided that no such provision is held by BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under the eToro A&R articles, to the fullest extent permitted by law, the directors of the eToro board will not be personally liable to eToro or any eToro shareholder for any acts or omissions in the performance of their duties as directors. In addition, eToro will indemnify its directors or any person who is or was, at the request of eToro, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as eToro’s directors or agents; provided that, in order to qualify for indemnification, such persons must have acted honestly and in good faith and in the best interest of eToro, and without reasonable cause to believe that their conduct was unlawful.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Exclusive forum

The eToro A&R articles provide that, unless eToro consents in writing to the selection of an alternative forum, the courts of BVI will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of eToro, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of eToro, to eToro or the eToro shareholders, (iii) any action asserting a claim arising pursuant to any provision of British Virgin Islands law or the eToro A&R articles, or (iv) any action asserting a claim against eToro governed by the internal affairs doctrine. This provision will not apply claims arising under the Securities Act, the Exchange Act or other claims for which there is a concurrent or exclusive federal jurisdiction.

Transfer agent, warrant agent and registrar

The transfer agent and registrar for eToro common shares will be Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, New York 10004.

Registration rights

For a discussion of certain registration rights that eToro will be granting pursuant to the registration rights agreement, see the section of this proxy statement/prospectus entitled “Agreements entered into in connection with the merger — Registration rights agreement.”

Mergers and similar arrangements

Under the laws of BVI, two or more companies may merge or consolidate in accordance with Section 170 of the Companies Act. The information set forth below summarizes the relevant rules on mergers under the Companies Act.

For purposes of this section, a “merger” means the merging of two or more constituent companies into one of the constituent companies, and a “consolidation” means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to the board forthwith upon him becoming aware of such interest. The transaction will not be avoidable if the shareholders approve it.

Shareholders of the constituent companies not otherwise entitled to vote on a merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the applicable plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive cash, debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting. Such shareholders then have 20 days to give to the company their written election in the form specified by the Companies Act to dissent from the merger or consolidation; provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of the election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of the relevant shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the applicable merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and the shareholder fail to agree on the price within the 30 days, then the company and the shareholder will each designate an appraiser and these two appraisers will designate a third appraiser. These three appraisers will fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Takeover provisions

The Companies Act does not currently provide anti-takeover measures, similar to some jurisdictions in the U.S.

Some provisions of the eToro A&R articles may discourage, delay or prevent a change in control of eToro or management that eToro shareholders may consider favorable. For example, under the eToro A&R articles, the eToro board is divided into separate classes and there is a limitation on shareholders acquiring beneficial ownership of more than 9.9% of the outstanding shares of eToro due to regulatory ownership limitations. In addition, the eToro A&R articles also do not contain any express prohibitions on the issuance of any preferred shares and provides that the eToro board, by a resolution of the eToro board prior to issuance of preferred shares, will determine the designations, powers, preferences, rights, qualifications, limitations and restrictions of the preferred shares. Therefore, the directors without the approval of the holders of eToro common shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under British Virgin Islands law, eToro’s directors, in the exercise of their powers granted to them under the eToro A&R and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of eToro.

DESCRIPTION OF ETORO WARRANTS

Pursuant to the merger agreement, immediately prior to the effective time, each FTV public warrant will automatically and irrevocably be assumed by eToro and converted into a corresponding eToro warrant exercisable for eToro common shares. The following provides a summary of the material provisions governing the eToro warrants. References in this section to the “warrant agreement” will mean the [Amended and Restated Warrant Agreement, to be entered into immediately prior to the effective time, by and among FTV, eToro and Continental, as transfer agent].

General

Each FTV public warrant outstanding immediately prior to the effective time will be converted into an eToro warrant. Each eToro warrant will entitle the registered holder to purchase one eToro common share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from December 8, 2020, the closing of FTV’s initial public offering, or 30 days after the closing. Pursuant to the warrant agreement, an eToro warrantholder may exercise its eToro warrants only for a whole number of eToro common shares. This means that only a whole warrant may be exercised at any given time by an eToro warrantholder. No fractional eToro warrants will be issued and only whole eToro warrants will trade. The eToro warrants will expire five years after the closing at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

eToro will not be obligated to deliver any eToro common shares pursuant to the exercise of an eToro warrant and will have no obligation to settle such eToro warrant exercise unless a registration statement under the Securities Act with respect to the eToro common shares underlying the eToro warrants is then effective and a prospectus relating thereto is current, subject to eToro satisfying its obligations described below with respect to registration. No eToro warrant will be exercisable and eToro will not be obligated to issue eToro common shares upon exercise of an eToro warrant unless eToro common shares issuable upon such eToro warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the eToro warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to an eToro warrant, the holder of such eToro warrant will not be entitled to exercise such eToro warrant and such eToro warrant may have no value and expire worthless. In no event will eToro be required to net cash settle any eToro warrant.

If eToro’s common shares are at the time of any exercise of an eToro warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, eToro may, at its option, require holders of eToro warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event eToro so elects, eToro will not be required to file or maintain an effective registration statement, but eToro will be required to use its best efforts to register or qualify the eToro common shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of eToro warrants for cash

Once the eToro warrants become exercisable, eToro may call the eToro warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per eToro warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each eToro warrantholder; and

•        if, and only if, the reported last sale price of the eToro common shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before eToro sends the notice of redemption to the eToro warrantholders.

If and when the eToro warrants become redeemable by eToro, eToro may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

eToro has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the eToro warrant exercise price. If the foregoing conditions are satisfied and eToro issues a notice of redemption of the eToro warrants, each eToro warrantholder will be entitled to exercise its eToro warrant prior to the scheduled redemption date. However, the price of the eToro common shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) eToro warrant exercise price after the redemption notice is issued.

Redemption procedures and cashless exercise

If eToro calls the eToro warrants for redemption for cash as described above, eToro’s management will have the option to require any holder that wishes to exercise its eToro warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their eToro warrants on a “cashless basis,” eToro’s management will consider, among other factors, eToro’s cash position, the number of eToro warrants that are outstanding and the dilutive effect on eToro shareholders of issuing the maximum number of eToro common shares issuable upon the exercise of the eToro warrants. If eToro’s management takes advantage of this option, all holders of eToro warrants would pay the exercise price by surrendering their eToro warrants for that number of eToro common shares equal to the quotient obtained by dividing (x) the product of the number of eToro common shares underlying the eToro warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the eToro warrants by (y) the fair market value. The “fair market value” will mean the average last reported sale price of the eToro common shares for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of eToro warrants. If eToro’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of eToro common shares to be received upon exercise of the eToro warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of an eToro warrant redemption.

A holder of an eToro warrant may notify eToro in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such eToro warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the eToro warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the eToro common shares outstanding immediately after giving effect to such exercise.

If the number of outstanding eToro common shares is increased by a stock dividend payable in eToro common shares, or by a split-up of eToro common shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of eToro common shares issuable on exercise of each eToro warrant will be increased in proportion to such increase in the outstanding eToro common shares. A rights offering to holders of eToro common shares entitling holders to purchase eToro common shares at a price less than the fair market value will be deemed a stock dividend of a number of eToro common shares equal to the product of (i) the number of eToro common shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for eToro common shares) multiplied by (ii) one minus the quotient of (x) the price per eToro common share paid in such rights offering divided by (y) the fair market value. For these purposes, (a) if the rights offering is for securities convertible into or exercisable for eToro common shares, in determining the price payable for eToro common shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (b) fair market value means the volume weighted average price of eToro common shares as reported during the ten trading day period ending on the trading day prior to the first date on which the eToro common shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if eToro, at any time while the eToro warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of eToro common shares on account of such eToro common shares (or other shares of eToro capital stock into which the eToro warrants are convertible), other than (i) as described above or (ii) certain ordinary cash dividends, then the eToro warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each eToro common share in respect of such event.

If the number of outstanding eToro common shares is decreased by a consolidation, combination, reverse stock split or reclassification of eToro common shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of eToro common shares issuable on exercise of each eToro warrant will be decreased in proportion to such decrease in outstanding eToro common shares.

Whenever the number of eToro common shares purchasable upon the exercise of the eToro warrants is adjusted, as described above, the eToro warrant exercise price will be adjusted by multiplying the eToro warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of eToro common shares purchasable upon the exercise of the eToro warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of eToro common shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding eToro common shares (other than those described above or that solely affects the par value of such eToro common shares), or in the case of any merger or consolidation of eToro with or into another corporation (other than a consolidation or merger in which eToro is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding eToro common shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of eToro as an entirety or substantially as an entirety in connection with which eToro is dissolved, the holders of the eToro warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the eToro warrants and in lieu of the eToro common shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the eToro warrants would have received if such holder had exercised their eToro warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of eToro common shares in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the eToro warrant properly exercises the eToro warrant within thirty days following public disclosure of such transaction, the eToro warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the eToro warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrantholder for the loss of the option value portion of the warrant due to the requirement that the warrantholder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The eToro warrants will be issued in registered form under the warrant agreement. The warrant agreement provides that the terms of the eToro warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding eToro warrants to make any change that adversely affects the interests of the registered holders of eToro warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to this proxy statement/prospectus, for a complete description of the terms and conditions applicable to the eToro warrants.

The eToro warrants may be exercised upon surrender of the eToro warrant certificate on or prior to the expiration date at the offices of the eToro warrant agent, with the exercise form on the reverse side of the eToro warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of eToro warrants being exercised. The eToro warrantholders do not have the rights or privileges of holders of eToro common shares or any voting rights until they exercise their eToro warrants and receive eToro common shares. After the issuance of eToro common shares upon exercise of the eToro warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by eToro shareholders.

No fractional shares will be issued upon exercise of the eToro warrants. If, upon exercise of the eToro warrants, a holder would be entitled to receive a fractional interest in a share, eToro will, upon exercise, round down to the nearest whole number of eToro common shares to be issued to the eToro warrantholder.

COMPARISON OF RIGHTS OF ETORO SHAREHOLDERS
AND FTV STOCKHOLDERS

Immediately following the effective time, the rights of eToro shareholders (including FTV stockholders who become eToro shareholders in the merger) will be governed by the eToro A&R articles and the provisions of applicable British Virgin Islands law, including the Companies Act. At the closing, merger sub will merge with and into FTV, with FTV surviving as a wholly-owned subsidiary of eToro. In addition, at the effective time, (i) each unit of FTV will be automatically separated and become one share of FTV Class A stock and one-third of one FTV public warrant or FTV private placement warrant, as applicable, (ii) each share of FTV Class B stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one eToro common share, (iii) each share of FTV Class A stock issued and outstanding immediately prior to the effective time (after giving effect to the FTV stockholder redemption and other than excluded shares) will be converted into the right to receive one eToro common share, (iv) each FTV public warrant outstanding immediately prior to the effective time will be converted into one eToro warrant and (v) each FTV private placement warrant will be cancelled and forfeited for no consideration. Because eToro will be, at the effective time, a company organized under the laws of BVI, the rights of the stockholders of FTV will be governed by British Virgin Islands law and the eToro A&R articles.

eToro cannot predict whether British Virgin Islands courts would reach the same conclusions based on a particular set of facts as the U.S. courts would be expected to reach. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction, such as Delaware, which has developed a substantial body of case law.

The following table provides a comparison between the statutory provisions of the Companies Act and the provisions of the eToro A&R articles and the DGCL relating to stockholders’ rights.

	eToro	FTV
Authorized and outstanding capital stock	Upon the closing of the transactions, eToro’s authorized capital will be [•] common shares and [•] preferred shares.

The authorized capital stock of FTV is, 111,000,000, of which (a) 110,000,000 shares are common stock, including (i) 100,000,000 shares of FTV Class A stock and
(ii) 10,000,000 shares of FTV Class B stock, and (b) 1,000,000 shares are preferred stock, each with a par value of $0.0001 per share.

Special meetings of shareholders or stockholders

Pursuant to the Companies Act, the eToro board may determine the time and place for eToro shareholders meetings. eToro shareholders meetings may be held within or outside BVI.

The eToro shareholders have the right to call a special meeting as long as they are entitled to exercise one-third or more of the issued and outstanding shares entitled to vote in respect of the matter for which the meeting is requested.

Except as otherwise provided in the DGCL, special meetings of FTV stockholders may be called only by the Chairman of the Board, Chief Executive Officer of FTV, or the FTV board pursuant to a resolution adopted by a majority of the FTV board, and the FTV stockholders have no right to call a special meeting.

	eToro	FTV
Shareholder and stockholder approval

A resolution put to the vote of an eToro shareholder meeting will be decided by the affirmative vote of a majority of the votes cast at the meeting, unless a higher percentage is otherwise required by law, or by the eToro A&R articles. No action may be taken by the eToro shareholders by written consent, unless the action to be effected by written consent of the eToro shareholders and the taking of such action by such written consent have expressly been approved in advance by the eToro board.

Subject to certain exceptions described under “— Charter Amendments” below, amendments of the charter require approval of a majority of the outstanding FTV shares. All other matters subject to stockholder votes shall be decided by a majority of shares present and entitled to vote thereon.

Shareholder or stockholder meeting quorum

Under the eToro A&R articles, a quorum for an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-third of the votes of the eToro shares entitled to vote as a class or series thereon, if the meeting is called by the eToro shareholders. If the meeting is called by the eToro board, a quorum for such an eToro shareholder meeting requires holders present in person or by proxy entitled to exercise at least one-fourth of the votes of the eToro shares entitled to vote as a class or series thereon.

Under the DGCL, for stock corporations, the charter or bylaws may specify the number to constitute a quorum but in no event will a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares will constitute a quorum.

Under the Amended and Restated Bylaws of FTV, the presence, in person or by proxy, at a FTV stockholder meeting of the holders of shares of outstanding capital stock of FTV representing a majority of the voting power of all outstanding shares of capital stock of FTV entitled to vote at such meeting will constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum of such class or series for the transaction of such business.

Notice of shareholder or stockholder meetings

Pursuant to the Companies Act, a copy of the notice of any eToro shareholder meeting will be given not fewer than seven days before the date of the proposed meeting to those persons whose names appear in the register of members on the date the notice is given and are entitled to vote at the meeting.

Whenever FTV stockholders are required to take any action at a meeting, a written notice of the meeting will be given which will state the place, if any, date and hour of the meeting, and the means of remote communication, if any, not less than ten nor more than 60 days before the date of the meeting.

	eToro	FTV
Bylaw amendments	No corresponding provision.

The FTV bylaws may be adopted, amended, altered or repealed by (a) the FTV board, or (b) the FTV stockholders, upon obtaining (i) the affirmative vote of the holders of at least a majority of all outstanding shares of capital stock of FTV entitled to vote generally in the election of directors, voting together as a single class, and (ii) any other vote of the holders of any class or series of capital stock of FTV required by applicable law, the FTV certificate of incorporation or the FTV bylaws; provided that no bylaw amendments will invalidate any prior act of the FTV board that would have been valid if such FTV bylaws had not been adopted.

Charter amendments

Under BVI law and the eToro A&R articles, may be amended by the affirmative vote of at least a majority of the votes cast at a meeting of shareholders; provided that any amendment of the eToro A&R articles with respect to any amendment of the classified board, 9.9% ownership limitation or director removal standard, such amendment will require by the affirmative vote of at least two-thirds of the shares entitled to vote at a meeting of shareholders.

Pursuant to the DGCL, the affirmative vote of the holders of a majority of the voting power of the FTV common stock entitled to vote thereon is required to amend, alter, or repeal provisions of the FTV certificate of incorporation, subject to any additional vote required therein. In addition, for so long as any shares of FTV Class B stock remains outstanding, the affirmative vote of the holders of a majority of the shares of FTV Class B stock outstanding, voting separately as a single class, is required to amend, alter or repeal any provision of the FTV certificate of incorporation, in a manner that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the FTV Class B stock; and the affirmative vote of the holders of at least 65% of all outstanding shares of FTV common stock, is required to amend Article Ninth regarding capitalization prior to the consummation of the initial Business Combination (as defined therein).

	eToro	FTV
Size of board, election of directors

The eToro A&R articles provide that the number of directors will be fixed by the eToro board from time to time in accordance with the eToro A&R articles.

Under the eToro A&R articles, the eToro board will be a classified board, divided into three classes. Class I directors will initially serve until the first annual meeting of eToro shareholders following the closing; Class II directors will initially serve until the second annual meeting of eToro shareholders following the closing; and Class III directors will initially serve until the third annual meeting of eToro shareholders following the closing. Commencing with the first annual meeting of shareholders following the closing, directors of each class the term of which will then expire will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office.

The FTV bylaws provide that, subject to the FTV certificate of incorporation, the number of directors will be fixed exclusively by resolution of the FTV board.

Under the FTV certificate of incorporation, the directors are divided into two classes with staggered two-year terms. Each class of directors consists, as nearly as possible, of one-half of the total number of directors constituting the entire board of directors. Only one class of directors will be elected at each annual meeting of FTV stockholders, with the other classes continuing for the remainder of their respective two-year terms. Each director’s term continues until the election and qualification of his or her successor, or such director’s earlier death, resignation, or removal.

Removal of directors

Under the eToro A&R articles, directors can be removed from office, with cause, by a resolution of eToro shareholders passed at a meeting of eToro shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolution passed by at least two-thirds of the shares of the eToro shareholders entitled to vote.

Any director or the entire FTV board may be removed, but only for cause and only by the affirmative vote of holders of a majority of the then outstanding shares of capital stock of FTV entitled to vote generally in the election of directors, voting together as a single class.

	eToro	FTV
Business combinations with interested stockholders	There is no corresponding provision in the Companies Act or the eToro A&R articles.

FTV has not opted out of the requirements of Section 203 of the DGCL prohibiting FTV from engaging in a business combination with an interested stockholder (defined as a person or group of affiliates owning at least 15% of the voting power of FTV) for a period of three years after that interested stockholder became an interested stockholder unless (i) before that person became an interested stockholder, the FTV board approved either the business combination or the transaction which resulted in the FTV stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the FTV stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of FTV outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to the time the FTV stockholder became an interested stockholder the business combination is approved by the FTV board and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of FTV stockholders.

	eToro	FTV
Board vacancies and newly created directorships

The eToro board may at any time appoint by resolution of directors any person to be a director either to fill (i) a vacancy resulting from death, resignation, disqualification, removal or other causes or (ii) any newly created directorship resulting from any increase in the number of directors. Where the eToro board appoints a person as a director to fill such vacancy or newly created directorship, the term will not exceed the term that remained when the director whose departure from the eToro board created such vacancy ceased to hold office or, in the case of newly created directorship, until the next annual general meeting.

Except as otherwise provided in the DGCL, in the interim between annual meetings of FTV stockholders or special meetings of FTV stockholders, vacancies and newly created directorships will be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director and will not be filled by the FTV stockholders, and such director so chosen will hold office until the next election of the class for which such director was chosen and until his successor will be elected and qualified.

Corporate opportunity

No corresponding provision applies under BVI law but the Companies Act does give statutory footing to the equitable and common law fiduciary duties owed by directors of BVI companies, including (subject to limited exceptions) the duty on the director to act in what the director believes to be the best interests of the company and disclosing any conflicts of interest to the board.

The doctrine of corporate opportunity, or any other analogous doctrine, will not apply with respect to FTV or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have. In addition to the foregoing, the doctrine of corporate opportunity will not apply to any other corporate opportunity with respect to any of the directors or officers of FTV unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of FTV and such opportunity is one FTV is legally and contractually permitted to undertake and would otherwise be reasonable for FTV to pursue.

	eToro	FTV
Exclusive forum

Unless eToro consents in writing to the selection of an alternative forum, the courts of BVI will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of eToro, (ii) any action asserting a claim of breach of a fiduciary duty or statutory duty owed by any director, officer or other employee of eToro, to eToro or the eToro shareholders, (iii) any action asserting a claim arising pursuant to any provision of British Virgin Islands law or the eToro A&R articles, or (iv) any action asserting a claim against eToro governed by the internal affairs doctrine.

The FTV certificate of incorporation provides, that unless FTV consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on behalf of FTV; any action asserting a breach of fiduciary duty; any action asserting a claim arising pursuant to the DGCL, the FTV certificate of incorporation or FTV bylaws; or any action asserting a claim against FTV that is governed by the internal affairs doctrine, except for, in each of the above actions, any claim as to which the Court of Chancery determines it lacks jurisdiction. This provision will not apply to actions which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery; which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery; which the Court of Chancery does not have subject matter jurisdiction; and claims arising under the Securities Act, the Exchange Act or other claims for which there is concurrent or exclusive federal jurisdiction.

Limitation of liability

BVI law does not limit the extent to which a BVI company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under the eToro A&R articles, eToro indemnifies against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•   is or was, at eToro’s request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

Directors will not be liable to FTV for monetary damages for breach of fiduciary duty as a director, except to the extent such exculpation from liability is prohibited by the DGCL.

The FTV certificate of incorporation provides that FTV will indemnify its current and former directors and officers to the fullest extent permitted by the DGCL. Under the DGCL, a corporation may indemnify its directors, officers, and employees against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in proceedings arising because of the person’s relationship to the company, so long as the individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the company (and, in the case of a criminal proceeding, so long as the individual had no reasonable cause to believe his conduct was unlawful).

	eToro	FTV

These indemnities only apply if the person acted honestly and in good faith with a view to eToro’s best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

To the extent a person eligible for indemnification is successful on the merits or otherwise in defense in such an action, indemnification for expenses actually and reasonably incurred is mandatory. The DGCL provides that a company may pay expenses incurred in advance of the final disposition of the proceeding provided the company receives from the individual a written undertaking to repay the advanced amounts if it is ultimately determined that the individual was not entitled to be indemnified. A similar standard for indemnification applies in a shareholder “derivative” claim (i.e., an action by or in the right of the company) except that indemnification only extends to expenses incurred in defense of such a proceeding and except that, where the individual has been found liable to the company, indemnification must be approved by the court.

Standstill

Each eToro shareholder may not knowingly, without the approval of the eToro board, sell, transfer or otherwise dispose to another person, any shares or other equity securities of eToro held by such transferor eToro shareholder, if such transferee shareholder holds (or would hold as a result of such transfer), together with its affiliates (beneficially or of records), 9.9% or more of eToro’s issued share capital or voting power.

No corresponding provision.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT OF FTV, ETORO AND THE COMBINED COMPANY

The following table sets forth information regarding the beneficial ownership of eToro’s voting securities as of May 9, 2021 by:

•        each person known by eToro to beneficially own more than 5% of the outstanding shares of eToro’s common stock, taking into effect the preferred share conversion;

•        each of eToro’s current executive officers and directors; and

•        all of eToro’s current executive officers and directors as a group.

Unless otherwise indicated, eToro believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of eToro common shares and eToro preferred shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, eToro deems common shares that a shareholder has the right to acquire, including the eToro common shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of May 9, 2021, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional common shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership), but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The calculation of the percentage of beneficial ownership is based on [•] outstanding eToro common shares, as of May 9, 2021, taking into effect the preferred share conversion.

Unless otherwise noted, the business address of each beneficial owner is c/o eToro Group Ltd., 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261.

Common Shares
Beneficial Owner	Beneficially Owned(1)	Percentage Ownership
Five Percent or Greater Holders:
Spark Capital II, L.P.(2)	[•]	[•]
BRM Group Ltd(3)	[•]	[•]
SBT Venture Fund I(4)	[•]	[•]
CM SPC(5)	[•]	[•]

Current Directors and Executive Officers of eToro:(6)
Yoni Assia(7)	[•]	[•]
Ronen Assia(8)	[•]	[•]
Santo Politi(9)	[•]	[•]
Avner Stepak(10)	[•]	[•]
Eddy Shalev(11)	[•]	[•]
Shalom Berkovitz(12)	[•]	[•]
Tuval Chomut(13)	[•]	[•]
Hedva Ber(14)	[•]	[•]
All Directors and Officers of eToro as a Group (8 persons)	[•]	[•]

____________

(1)      Prior to the effective time, eToro intends to convert all outstanding preferred shares of eToro into eToro common shares in accordance with eToro’s organizational documents.

(2)      Represents eToro common shares held by Spark Capital II, L.P. and its affiliated entity Spark Capital Founders’ Fund II, L.P., which entities are controlled by their general partner, Spark Management Partners II, LLC, which is governed by its three managing members who make investment and voting decisions based on a majority vote. As such, no individual managing member of the general partner of Spark Capital II, L.P. exercises investment or voting control over any of the shares. The business address of each of the foregoing persons is 137 Newbury Street, Fl 8, Boston, Massachusetts 02116.

(3)      Represents eToro common shares held by BRM Group Ltd. Investment and voting power of the shares is exercised by the executives of BRM Group Ltd., who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. The business address of each of the foregoing persons is 10 Nissim Aloni St., Tel Aviv, Israel. Eli Barkat Ltd. and Yuval Rakavi Ltd., who are the indirect owners of BRM Group Ltd., hold [•] eToro common shares.

(4)      Represents eToro common shares held by SBT Venture Fund I, which is controlled by its general partner, FRV I, GP, which is governed by its three member board of directors, who make investment and voting decisions based on a majority vote. As such, no individual managing member of the board of directors of FRV I, GP exercises investment or voting control over any of the shares. The business address of each of the foregoing persons is Office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)      Represents eToro common shares held by CM SPC. Investment and voting power of the shares is exercised by the board of directors of CM SPC, who are Wei Jian and Guo Yifan. The business address of each of the foregoing persons 22/F, China Taiping Tower, 8 Sunning Road, Causeway Bay, Hong Kong.

(6)      The eToro board of directors has voting power, pursuant to irrevocable proxies granted by the holders of the shares, over certain shares issued under the 2007 Plan. No individual member of the board of directors of eToro exercises voting control over any of the shares.

(7)      Consists of (i) [•] eToro common shares held directly by Yoni Assia, (ii) eToro common shares issued as a result of exercised options held by the trustee under the 2007 plan on behalf of Yoni Assia for which Yoni Assia has dispositive power and (iii) [•] eToro common shares over which Yoni Assia has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Yoni Assia also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

In addition, on March 10, 2021, eToro granted pursuant to the 2007 Plan to Capital V5 PTE. LTD., a company wholly owned by Yoni Assia, in connection with a consulting agreement between certain eToro subsidiaries and such company, options to purchase up to [•] eToro common shares, at an exercise price per share of $[•] (which, following the closing, will correspond to [•] eToro common shares, at an exercise price per share of $[•] based on the split factor). The options may be exercised by a “net exercise” mechanism. Subject to completion of the merger, the options will vest over a period of four years from January 1, 2021, with a 1-year cliff and subsequent quarterly vesting. In the event that within a period of 2 years from the completion of the merger, or from the completion of a subsequent acquisition of eToro, Capital V5 PTE. LTD.’s services are terminated by eToro not for cause, or by Capital V5 PTE. LTD. for good reason, all of the options will become vested upon such termination. Such options will be exercisable for a period of 18 months following termination of Capital V5 PTE. LTD.’s services or until the end of a period of 10 years from grant, if earlier.

In addition, [•] eToro common shares are held by Raid 5 Ltd. on behalf of Pentagon V5 Trust, for the benefit of the minor children of Yoni Assia. Investment and voting power of the shares is exercised by an unrelated third party. Yoni Assia disclaims beneficial ownership of such eToro common shares held by Raid 5 Ltd. on behalf of Pentagon V5 Trust.

In addition, iAngels and certain of its affiliated entities own [•] eToro common shares. Yoni Assia’s spouse is Chief Executive Officer of iAngels, director and shareholder of iAngels. Yoni Assia disclaims beneficial ownership of such eToro common shares held by iAngels and its affiliated entities.

In addition, there are [•] eToro common shares issued as a result of exercised options held by the trustee under the 2007 plan on behalf of David Assia, Yoni Assia’s and Ronen Assia’s father, for which David Assia has dispositive power.

(8)      Consists of (i) [•] eToro common shares held directly by Ronen Assia, (ii) [•] eToro common shares issued as a result of exercised options held by the trustee under the 2007 plan on behalf of Ronen Assia for which Ronen Assia has dispositive power and (iii) [•] eToro common shares over which Ronen Assia has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Ronen Assia also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

In addition, [•] eToro common shares are held by Capybara Ltd. on behalf of The Giving Tree Trust, for the benefit of the minor children of Ronen Assia. Investment and voting power of the shares is exercised by an unrelated third party. Ronen Assia disclaims beneficial ownership of such eToro common shares held by Capybara Ltd. on behalf of The Giving Tree Trust.

(9)      Santo Politi is a managing member of Spark Management Partners II, LLC, which is the general partner of Spark Capital II, L.P. and Spark Capital Founders’ Fund II, L.P., and may be deemed to have investment and voting power of the shares held by Spark Capital II, L.P. Mr. Santo Politi otherwise disclaims beneficial ownership over the shares beneficially owned by Spark Capital II, L.P.

(10)    Consists of (i) [•] eToro common shares over which Avner Stepak has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021 and (ii) [•] eToro common shares held by Shira 10, of which Avner Stepak, as 80% owner of Shira 10, holds voting and investment power. Avner Stepak also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

(11)    Consists of (i) [•] eToro common shares over which Eddy Shalev has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021 and (ii) [•] eToro common shares held by Levara S.A., of which Eddy Shalev is the sole shareholder, and as such holds sole voting and investment power. Eddy Shalev also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

(12)    Consists of [•] eToro common shares over which Shalom Berkovitz has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Shalom Berkovitz also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

(13)    Consists of [•] eToro common shares over which Tuval Chomut has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Tuval Chomut also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

(14)    Consists of [•] eToro common shares over which Hedva Ber has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Hedva Ber also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021 .

FTV beneficial ownership

The following table sets forth information regarding the beneficial ownership of FTV’s common stock as of March 19, 2021, by:

•        each person known by FTV to be the beneficial owner of more than 5% of FTV’s outstanding shares of common stock;

•        each of FTV’s named executive officers and directors that beneficially owns shares of our common stock; and

•        all FTV’s executive officers and directors as a group.

The table below represents beneficial ownership of FTV Class A stock, FTV Class B stock and FTV Class A stock and FTV Class B stock voting together as a single class, and is reported in accordance with the beneficial ownership rules of the SEC under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days. The table does not reflect record or beneficial ownership of any outstanding FTV public warrants or FTV private placement warrants as no FTV public warrants or FTV private placement warrants are exercisable within 60 days.

The beneficial ownership of FTV’s common stock is based on 25,640,000 shares of FTV Class A stock outstanding and 8,546,667 shares of FTV Class B stock outstanding, except as otherwise indicated.

Unless otherwise indicated, FTV believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	FTV Class A stock		FTV Class B stock		Combined Voting Power(2)
Name and Address of Beneficial Owners	Number	% of class	Number	% of class	Number	% of class
Directors and Executive Officers:(1)
Betsy Z. Cohen	—	—	—	—	—	—
Daniel G. Cohen	—	—	—	—	—	—
James J. McEntee, III	—	—	—	—	—	—
Douglas Listman	—	—	—	—	—	—
Brittain Ezzes(3)	—	—	—	—	—	—
Lesley Goldwasser(3)	—	—	—	—	—	—
Laura S. Kohn(3)	—	—	—	—	—	—
Jan Rock Zubrow(3)	—	—	—	—	—	—

All directors and executive officers as a group (eight individuals)	—	—	—	—	—	—

5% or Greater Beneficial Owners:
HGC Investment Management Inc.(4)	1,300,000	5.1%	—	—	1,300,000	3.8%
Wellington Management Group LLP(5)	1,850,000	7.2%	—	—	1,850,000	5.4%
Bay Pond Partners, L.P.(6)	1,302,585	5.1%	—	—	1,302,585	3.8%
Integrated Core Strategies (US) LLC(7)	1,554,680	6.1%	—	—	1,554,680	4.5%
BlueCrest Capital Management Limited(8)	1,500,000	5.9%	—	—	1,500,000	4.4%
Atalaya Capital Management LP(9)	1,800,000	7.0%	—	—	1,800,000	5.3%
FinTech Investor Holdings V, LLC(10)(11)	640,000	2.5%	2,660,000	31.1%	3,300,000	9.7%
FinTech Masala Advisors V, LLC(10)(11)	—	—	5,886,667	68.9%	5,886,667	17.2%

____________

*        Less than one percent.

1.       Unless otherwise noted, the business address of each of the following individuals is c/o FinTech Acquisition Corp. V, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

2.       Represents the percentage of voting power of FTV Class A stock and FTV Class B stock voting together as a single class.

3.       This individual is a member of one of our Sponsors, but does not have voting or investment power over the shares held by such Sponsor.

4.       Based on information contained in a Schedule 13G filed on February 16, 2021 by HGC Investment Management Inc. (“HGC Management”). HGC Management serves as the investment manager of HGC Arbitrage Fund LP (“HGC Fund”) with respect to the shares of FTV Class A stock held by HGC Management on behalf of the HGC Fund. The business address of HGC Management is 366 Adelaide, Suite 601, Toronto, Ontario, M5V 1R9 Canada.

5.       Based on information contained in a Schedule 13G filed on February 3, 2021 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP (the “Wellington Entities”). Each such entity reported that it has shared power to vote 1,850,000 shares of FTV Class A stock and shared power to dispose of 1,850,000 shares of FTV Class A stock. The business address for each reporting person is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

6.       Based on a Schedule 13G filed on January 22, 2021 by Bay Pond Partners, L.P. The business address of the reporting person is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

7.       Based on a Schedule 13G/A filed on January 21, 2021 on behalf of Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), Riverview Group LLC, a Delaware limited liability company (“Riverview Group”), ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands (“ICS Opportunities”), Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”), Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”) and Israel A. Englander. As of the close of business on December 31, 2020, the reporting persons beneficially owned an aggregate of 1,554,680 shares of FTV Class A stock. Specifically, as of the close of business on December 31, 2020: (i) Integrated Core Strategies beneficially owned 860,180 shares of FTV Class A stock; (ii) Riverview Group beneficially owned 550,000 shares of FTV Class A stock; and (iii) ICS Opportunities beneficially owned 144,500 shares of FTV Class A stock. Millennium International Management is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Group Management is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. The managing member of Millennium Group Management is a trust of which Israel A. Englander currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group and ICS Opportunities. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Riverview Group or ICS Opportunities, as the case may be. The business address of each reporting person is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103.

8.       Based on information contained in a Schedule 13G filed on December 11, 2020, BlueCrest Capital Management Limited (“BlueCrest”) shares voting and investment power with Michael Platt (1,500,000 shares of FTV Class A stock). BlueCrest serves as the investment manager to Millais Limited, a Cayman Islands exempted company, for which the shares are held. Mr. Platt serves as principal, director, and control person of BlueCrest. The business address of each reporting person is Ground Floor, Harbour Reach, La Rue de Carteret, St Helier, Jersey, Channel Islands, JE2 4 HR.

9.       Based upon information contained in a Schedule 13G filed on December 14, 2020, by Atalaya Capital Management LP (“ACM”), Corbin ERISA Opportunity Fund, Ltd. (“Corbin”), Corbin Capital Partners Group, LLC (“CCPG”), Corbin Capital Partners, L.P. (“CCP”) and Corbin Opportunity Fund, L.P. (“COF”). ACM, Corbin and COF beneficially own 1,800,000, 1,080,000 and 540,000 shares of FTV Class A stock, respectively. ACM serves as sub-advisor to Corbin and COF, and in such capacity, exercises discretionary investment authority over the shares held directly by Corbin and COF. Each of CCPG and CCP may also be deemed the beneficial owner of the 1,620,000 shares of FTV Class A stock held in the aggregate by Corbin and COF. The address of the principal business office of ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of Corbin, CCPG, CCP and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

10.     FinTech Investor Holdings V, LLC (“Holdings”) is the direct beneficial owner of 640,000 shares of FTV Class A stock and 2,660,000 shares of FTV Class B stock. The Sponsors are the direct beneficial owners of 5,886,667 shares of FTV Class B stock. The shares of FTV Class B stock held by the Sponsors will automatically convert into eToro common shares at the effective time pursuant to the merger agreement on a one-for-one basis, subject to certain adjustments described in our charter documents. Certain of our officers and directors are members of the Sponsors, but none has any voting or investment power over the shares of FTV common stock held by the Sponsors. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

11.     Cohen Sponsor Interests V, LLC is the manager of each of the Sponsors. FinTech Masala, LLC is the sole member of Cohen Sponsor Interests V, LLC. FinTech Masala Holdings, LLC is the sole member of FinTech Masala, LLC. FinTech Masala Holdings, LLC is in turn managed by its members, none of which is deemed a beneficial owner of our securities held by FinTech Masala Holdings, LLC based on the so-called “rule of three.” As a result of the foregoing, each of Cohen Sponsor Interests V, LLC, FinTech Masala, LLC and FinTech Masala Holdings, LLC shares voting and investment power over the shares of FTV common stock held directly by the Sponsors.

The following table sets forth information regarding the beneficial ownership of eToro’s voting securities immediately after the consummation of the merger:

•        each person known by eToro who will beneficially own more than 5% of the outstanding shares of any class or series of eToro’s voting securities immediately after the consummation of the merger;

•        each person who will be an executive officers or director of eToro upon the consummation of the business combination; and

•        all of eToro’s executive officers and directors as a group upon the consummation of the business combination.

Unless otherwise indicated, eToro believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of eToro common shares and eToro preferred shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, eToro deems common shares that a shareholder has the right to acquire, including the eToro common shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of May 9, 2021, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional common shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership), but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person..

The expected beneficial ownership of eToro common shares post-merger has been determined based upon the following: (i) in the no redemption scenario, that no holders of shares of FTV Class A stock exercise their redemption rights or in the maximum redemption scenario, that holders of shares of FTV Class A stock exercise their redemption rights such that the amount of redemptions results in FTV having $5,000,001 in net tangible assets; (ii) none of the investors set forth in the table below has purchased or purchases shares of eToro common shares (post-merger); (iii) the self-tender offer has not occurred, (iv) the stock split has been effected; (v) 65,000,000 eToro common shares are issued to the PIPE investors; (vi) approximately 46,505,000 eToro common shares are issued to the pre-PIPE investors, (vii) in the no redemption scenario, [•] eToro common shares are issued to holders of shares of FTV Class A stock (other than the Sponsors) or in the maximum redemption scenario, [•] eToro common shares are issued to holders of shares of FTV Class A stock (other than the Sponsors); (viii) in either the no redemption or max redemption scenario, [•] shares of eToro common shares are issued to the Sponsors, (ix) in the no redemption scenario, [•] eToro common shares are issued to holders of shares of FTV Class B stock or in the maximum redemption scenario, [•] eToro common shares are issued to holders of shares of FTV Class B stock; (ix) [•] eToro common shares will be held by current eToro shareholders after giving effect to the preferred share conversion, reclassification and stock split, which represents [•]5 outstanding immediately prior to the merger multiplied by a split factor of [•]; and (x) in the no redemption scenario, there will be an aggregate of [•] eToro common shares issued and outstanding following the closing or in the maximum redemption scenario [•] eToro common shares issued and outstanding following the closing.

Unless otherwise noted, the business address of each beneficial owner is c/o eToro Group Ltd., 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261.

	Post-Merger		Post-Merger
	(Assuming No Redemption)		(Assuming Maximum Redemption)(*)
	Common Shares	Percentage	Common Shares	Percentage
Beneficial Owner	Beneficially Owned(1)	Ownership	Beneficially Owned(1)	Ownership
Five Percent or More Holders:
Spark Capital II, L.P.(2)	[•]	[•]	[•]	[•]
BRM Group Ltd(3)	[•]	[•]	[•]	[•]
SBT Venture Fund I(4)	[•]	[•]	[•]	[•]
CM SPC(5)	[•]	[•]	[•]	[•]

Post-Merger Directors and Executive Officers of eToro:(6)
Yoni Assia(7)	[•]	[•]	[•]	[•]
Ronen Assia(8)	[•]	[•]	[•]	[•]
Santo Politi(9)	[•]	[•]	[•]	[•]
Avner Stepak(10)	[•]	[•]	[•]	[•]
Eddy Shalev(11)	[•]	[•]	[•]	[•]
Shalom Berkovitz(12)	[•]	[•]	[•]	[•]
Tuval Chomut(13)	[•]	[•]	[•]	[•]
Hedva Ber(14)	[•]	[•]	[•]	[•]
Betsy Cohen
All Directors and Officers of eToro as a Group	[•]	[•]	[•]	[•]

____________

(*)      Assumes that the amount of redemptions results in FTV having $5,000,001 in net tangible assets.

(1)      Prior to the effective time, eToro intends to convert all outstanding preferred shares of eToro into eToro common shares in accordance with eToro’s organizational documents.

(2)      Represents eToro common shares held by Spark Capital II, L.P. and its affiliated entity Spark Capital Founders’ Fund II, L.P., which entities are controlled by their general partner, Spark Management Partners II, LLC, which is governed by its three managing members who make investment and voting decisions based on a majority vote. As such, no individual managing member of the general partner of Spark Capital II, L.P. exercises investment or voting control over any of the shares. The business address of each of the foregoing persons is 137 Newbury Street, Fl 8, Boston, Massachusetts 02116. In addition, certain entities affiliated with Spark Capital II, L.P. will be issued approximately [•] eToro common shares in connection with the pre-PIPE conversion.

(3)      Represents eToro common shares held by BRM Group Ltd prior to the closing and (ii) [•] eToro common shares to be issued to BRM Group Ltd in connection with the pre-PIPE conversion. Investment and voting power of the shares is exercised by the executives of BRM Group Ltd., who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. The business address of each of the foregoing persons is 10 Nissim Aloni St., Tel Aviv, Israel. Eli Barkat Ltd. and Yuval Rakavi Ltd., who are the indirect owners of BRM Group Ltd., hold [•] eToro common shares.

(4)      Represents eToro common shares held by SBT Venture Fund I, which is controlled by its general partner, FRV I, GP, which is governed by its three member board of directors, who make investment and voting decisions based on a majority vote. As such, no individual managing member of the board of directors of FRV I, GP exercises investment or voting control over any of the shares. The business address of each of the foregoing persons is Office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)      Represents eToro common shares held by CM SPC. Investment and voting power of the shares is exercised by the board of directors of CM SPC, who are Wei Jian and Guo Yifan. The business address of each of the foregoing persons 22/F, China Taiping Tower, 8 Sunning Road, Causeway Bay, Hong Kong.

(6)      The eToro board of directors has voting power, pursuant to irrevocable proxies granted by the holders of the shares, over certain shares issued under the 2007 Plan. No individual member of the board of directors of eToro exercises voting control over any of the shares.

(7)     Consists of approximately (i) [•] eToro common shares held directly by Yoni Assia, (ii) eToro common shares issued as a result of exercised options held by the trustee under the 2007 plan on behalf of Yoni Assia, for which Yoni Assia has dispositive power and (iii) [] eToro common shares over which Yoni Assia has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Yoni Assia also holds options to purchase eToro common shares that are not exercisable within 60 days of May 9, 2021.

          In addition, on March 10, 2021, eToro granted pursuant to the 2007 Plan to Capital V5 PTE. LTD., a company wholly owned by Yoni Assia, in connection with a consulting agreement between certain eToro subsidiaries and such company, options to purchase up to [•] eToro common shares, at an exercise price per share of $[•] (which, following the closing, will correspond to [•] eToro common shares, at an exercise price per share of $[•] based on the split factor). The options may be exercised by a “net exercise” mechanism. Subject to completion of the merger, the options will vest over a period of four years from January 1, 2021, with a 1-year cliff and subsequent quarterly vesting. In the event that within a period of 2 years from the completion of the merger, or from the completion of a subsequent acquisition of eToro, Capital V5 PTE. LTD.’s services are terminated by eToro not for cause, or by Capital V5 PTE. LTD. for good reason, all of the options will become vested upon such termination. Such options will be exercisable for a period of 18 months following termination of Capital V5 PTE. LTD.’s services or until the end of a period of 10 years from grant, if earlier.

          In addition, [•] eToro common shares are held by Raid 5 Ltd. on behalf of Pentagon V5 Trust, for the benefit of the minor children of Yoni Assia. Investment and voting power of the shares is exercised by an unrelated third party. Yoni Assia disclaims beneficial ownership of such eToro common shares held by Raid 5 Ltd. on behalf of Pentagon V5 Trust.

          In addition, iAngels and certain of its affiliated entities own [•] eToro common shares. Yoni Assia’s spouse is Chief Executive Officer of iAngels, director and shareholder of iAngels. Yoni Assia disclaims beneficial ownership of such eToro common shares held by iAngels and its affiliated entities.

          In additions, there are [•] eToro common shares issued as a result of exercised options held by the trustee under the 2007 plan on behalf of David Assia, Yoni Assia’s and Ronen Assia’s father, for which David Assia has dispositive power.

(8)      Consists of (i) [•] eToro common shares held directly by Ronen Assia, (ii) [•] eToro common shares issued as a result of exercised options held by the trustee under the 2007 plan on behalf of Ronen Assia for which Ronen Assia has dispositive power and (iii) [•] eToro common shares over which Ronen Assia has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Ronen Assia also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

          In addition, [•] eToro common shares are held by Capybara Ltd. on behalf of The Giving Tree Trust, for the benefit of the minor children of Ronen Assia. Investment and voting power of the shares is exercised by an unrelated third party. Ronen Assia disclaims beneficial ownership of such eToro common shares held by Capybara Ltd. on behalf of The Giving Tree Trust.

(9)      Santo Politi is a managing member of Spark Management Partners II, LLC, which is the general partner of Spark Capital II, L.P. and Spark Capital Founders’ Fund II, L.P., and may be deemed to have investment and voting power of the shares held by Spark Capital II, L.P. Mr. Santo Politi otherwise disclaims beneficial ownership over the shares beneficially owned by Spark Capital II, L.P.

(10)    Consists of (i) [•] eToro common shares over which Avner Stepak has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021 and (ii) [•] eToro common shares held by Shira 10, of which Avner Stepak, as 80% owner of Shira 10, holds voting and investment power. Avner Stepak also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

(11)    Consists of (i) [•] eToro common shares over which Eddy Shalev has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021 and (ii) [•] eToro common shares held by Levara S.A., of which Eddy Shalev is the sole shareholder, and as such holds sole voting and investment power. Eddy Shalev also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

(12)    Consists of [•] eToro common shares over which Shalom Berkovitz has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Shalom Berkovitz also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

(13)    Consists of [•] eToro common shares over which Tuval Chomut has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Tuval Chomut also holds options to purchase[•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

(14)    Consists of [•] eToro common shares over which Hedva Ber has the right to acquire dispositive power upon the exercise of options exercisable within 60 days of May 9, 2021. Hedva Ber also holds options to purchase [•] eToro common shares that are not exercisable within 60 days of May 9, 2021.

PRICE RANGE OF SECURITIES AND DIVIDENDS

FTV

Price range of FTV securities

FTV’s public units, the FTV Class A stock and the FTV public warrants are listed on Nasdaq under the symbols FTCVU, FTCV and FTCVW, respectively. Each FTV public unit consists of one share of FTV Class A stock and one-third of one FTV public warrant. Each FTV public warrant entitles its holder to purchase one share of FTV Class A stock per warrant at a price of $11.50 per share.

The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of FTV’s public units, the FTV Class A stock and FTV public warrants as reported on Nasdaq for the periods presented. FTV’s public units commenced public trading on December 8, 2020, and the FTV Class A stock and FTV public warrants commenced public trading on January 25, 2021.

	Price Range of FTV Public Units		Price Range of FTV Class A Stock		Price Range of FTV public warrants
	Low	High	Low	High	Low	High
2021
Quarter ended March 31	$10.27	$17.08	$10.09	$15.70	$1.20	$6.03
2020
Quarter ended December 31	$10.25	$10.75	N/A	N/A	N/A	N/A

Holders

As of the date of this proxy statement/prospectus, there were [•] holders of record of FTV public units, [•] holder(s) of record of FTV Class A stock and [•] holder(s) of record of FTV public warrants. FTV management believes FTV has an excess of [•] beneficial holders of its securities.

Dividends

FTV has not paid any dividends to its stockholders to date and does not intend to pay cash dividends prior to the completion of the merger.

eToro

Price range of eToro securities

Historical market price information regarding eToro is not provided because there is no public market for its securities. eToro is applying to list the eToro common shares and eToro warrants on Nasdaq upon the effective time under the ticker symbols “[•]” and “[•]”, respectively.

Holders

As of the date of this proxy statement/prospectus, eToro had [•] holders of record.

Dividends

Following completion of the merger, the eToro board will consider whether or not to institute a dividend policy. eToro currently expects to retain all future earnings for use in the operation and expansion of its business and does not plan to pay any dividends on eToro common shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the eToro board and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the eToro board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

SHAREHOLDER PROPOSALS AND NOMINATIONS

ANNUAL MEETING SHAREHOLDER PROPOSALS

If the merger is consummated, you will be entitled to attend and participate in eToro’s annual meetings of shareholders. If eToro holds a 2022 annual meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2022 annual meeting will be held. As a foreign private issuer, eToro will not be subject to the SEC’s proxy rules.

APPRAISAL RIGHTS

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of FTV common stock and FTV public warrants will not have appraisal rights in connection with the merger.

STOCKHOLDER COMMUNICATIONS

FTV stockholders and interested parties may communicate with the FTV board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of FTV, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104-1703. Following the merger, such communications should be sent in care of eToro, 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261. Each communication will be forwarded, depending on the subject matter, to the FTV board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The legality of eToro common shares offered by this proxy statement/prospectus and certain other British Virgin Islands legal matters will be passed upon for eToro by Appleby Global. The legality of eToro warrants offered by this proxy statement/prospectus and certain other legal matters relating to U.S. law will be passed upon for eToro by Appleby Global.

EXPERTS

The consolidated financial statements of eToro and its subsidiaries as of December 31, 2020 and December 31, 2019, and for the years ended December 31, 2020 and December 31, 2019, appearing in this proxy statement/prospectus, have been so included in reliance on the report of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of FTV as of December 31, 2020 and December 31, 2019, and for the year in the period ended December 31, 2020 and for the period from April 22, 2019 (inception) through December 31, 2019 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, FTV and service providers that it employs to deliver communications to its stockholders are permitted to deliver to two or more FTV stockholders sharing the same address a single copy of FTV’s proxy statement. Upon written or oral request, FTV will deliver a separate copy of the proxy statement to any stockholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. FTV stockholders receiving multiple copies of such document may likewise request that FTV delivers single copies of such document in the future. FTV stockholders may notify FTV of their requests by calling or writing FTV at its principal executive offices at 2929 Arch Street, Suite 1703, Philadelphia, PA 19104-1703 or (215) 701-9555.

ENFORCEABILITY OF CIVIL LIABILITY

eToro is a company incorporated under the laws of BVI. Accordingly, you may have difficulty serving legal process within the U.S. upon eToro. Notwithstanding that, the BVI courts will ordinarily uphold and enforce any final and conclusive monetary judgment from courts in the U.S. for a definite sum against eToro which is the subject of enforcement proceedings in the courts of BVI under the common law doctrine of obligation by action on the debt evidenced by the judgment of such U.S. court. Under general principles, such enforcement proceedings would be expected to be successful provided that (i) the U.S. court had jurisdiction in the matter and eToro either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (ii) the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations; (iii) the judgment was not obtained by fraud; (iv) recognition or enforcement of the judgment would not be contrary to BVI public policy; and (v) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against eToro in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that BVI courts would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, eToro may be served with process in the U.S. with respect to actions against eToro arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of eToro’s securities by serving eToro’s U.S. agent irrevocably appointed for that purpose.

TRANSFER AGENT AND REGISTRAR

The transfer agent for eToro’s securities will be Continental Stock Trust & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

eToro has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

FTV files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on FTV at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, FTV’s corporate website at [•]. FTV’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the merger, you should contact via phone or in writing:

FinTech Acquisition Corp. V
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-1703
Telephone: (215) 701-9555

Proxy Solicitor:
[•]
[•]
Telephone: [•]
Email: [•]

To obtain timely delivery of the documents, you must request them no later than [five] business days before the date of the special meeting, or no later than [•], 2021.

All information contained in this proxy statement/prospectus relating to eToro has been supplied by eToro, and all such information relating to FTV has been supplied by FTV. Information provided by one another does not constitute any representation, estimate or projection of the other.

INDEX TO FINANCIAL STATEMENTS

FTV FINANCIAL STATEMENTS

ETORO GROUP LTD.

FTV FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Fintech Acquisition Corp. V

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Fintech Acquisition Corp. V (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2020, and the period from April 22, 2019 (inception) through December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from April 22, 2019 (inception) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement and determined that the warrants and warrant-related instruments should be accounted for as liabilities. Accordingly, the financial statements have been restated to correct the accounting and related disclosure for the warrants and warrant-related instruments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York
May 14, 2021

FINTECH ACQUISITION CORP. V
BALANCE SHEETS (As Restated)

	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash	$1,054,211	$—
Prepaid expenses	503,683	—
Total Current Assets	1,557,894	—

Marketable securities held in Trust Account	250,001,576	—
TOTAL ASSETS	$251,559,470	$—

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$61,669	$1,425
Total Current Liabilities	61,669	1,425

Warrant liabilities	17,304,801	—
Deferred underwriting fee payable	10,640,000	—
TOTAL LIABILITIES	28,006,470	1,425

Commitments and Contingencies

Class A common stock subject to possible redemption, 21,855,299 and no shares as of December 31, 2020 and 2019, respectively (at $10.00 per share)	218,552,990	—

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 3,784,701 and none issued and outstanding (excluding 21,855,299 and no shares subject to possible redemption) as of December 31, 2020 and 2019, respectively	378	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 8,546,667 and 8,570,000 shares issued and outstanding at December 31, 2020 and 2019, respectively	855	857
Stock subscription receivable	—	(25,000)
Additional paid-in capital	6,804,736	24,143
Accumulated deficit	(1,805,959)	(1,425)
Total Stockholders’ Equity	5,000,010	(1,425)
Total Liabilities and Stockholders’ Equity	$251,559,470	$—

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. V
STATEMENTS OF OPERATIONS (As Restated)

	Year Ended December 31 2020	For the Period from April 22, 2019 (inception) Through December 31, 2019
Formation and operating costs	$105,760	$1,425
Loss from operations	(105,760)	(1,425)

Other income (expense):
Change in fair value of warrant liabilities	(1,277,733)	—
Transaction costs attributable to Initial Public Offering	(422,617)	—
Interest earned on marketable securities held in Trust Account	1,576	—
Other expense, net	(1,698,774)	—

Loss before income taxes	(1,804,534)	(1,425)
Provision for income taxes	—	—
Net loss	$(1,804,534)	$(1,425)

Weighted average shares outstanding of Class A redeemable common stock	25,000,000	—
Basic and diluted net loss per share, Class A redeemable common stock	$0.00	$—

Weighted average shares outstanding of Class B non-redeemable common stock	7,587,543	7,480,000
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(0.24)	$(0.00)

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. V
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (As Restated)

	Class A Common Stock		Class B Common Stock(1)		Additional Paid-in Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – April 22, 2019	—	$—	—	$—	$—	$—	$—	$—

Issuance of Class B common stock to sponsor	—	—	8,570,000	857	24,143	(25,000)	—	—

Net loss	—	—	—	—	—		(1,425)	(1,425)

Balance – December 31, 2019	—	—	8,570,000	857	24,143	(25,000)	(1,425)	(1,425)

Collection of stock subscription receivable from stockholder	—	—	—	—	—	25,000	—	25,000

Sale of 25,000,000 Units, net of underwriting discount, offering costs and public warrant liabilities	25,000,000	2,500	—	—	219,375,192	—	—	219,377,692

Sale of 640,000 Private Placement Units, net of private warrant liabilities	640,000	64	—	—	5,956,203	—	—	5,956,267

Forfeiture of founder shares	—	—	(23,333)	(2)	2	—	—	—

Change in value of Class A common stock subject to possible redemption	(21,855,299)	(2,186)	—	—	(218,550,804)	—	—	(218,552,990)

Net loss	—	—	—	—	—	—	(1,804,534)	(1,804,534)
Balance – December 31, 2020	3,784,701	$378	8,546,667	$855	$6,804,736	$—	$(1,805,959)	$5,000,010

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. V
STATEMENTS OF CASH FLOWS (As Restated)

	Year Ended December 31, 2020	For the Period from April 22, 2019 (Inception) Through December 31, 2019
Cash Flows from Operating Activities:
Net loss	$(1,804,534)	$(1,425)
Adjustments to reconcile net loss to net cash used in operating activities:
Operating costs paid through promissory note	425	—
Change in fair value of warrant liabilities	1,277,733	—
Transaction costs attributable to Initial Public Offering	422,617	—
Interest earned on marketable securities held in trust	(1,576)	—
Formation costs and expense paid by Sponsor	—	1,425
Changes in operating assets and liabilities:
Prepaid expenses	(503,683)	—
Accounts payable and accrued expenses	60,244	—
Net cash used in operating activities	(548,774)	—

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(250,000,000)	—
Net cash used in investing activities	(250,000,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	245,640,000	—
Proceeds from sale of Private Placement Units	6,400,000	—
Repayment of promissory note – related party	(45,365)	—
Payment of offering costs	(391,650)	—
Net cash provided by financing activities	251,602,985	—

Net Change in Cash	1,054,211	—
Cash – Beginning of period	—	—
Cash – End of period	$1,054,211	$—

Supplemental cash flow information:
Offering costs included in accrued offering costs	$—	$—

Non-cash investing and financing activities:
Offering costs paid through promissory note	$44,940	$—
Initial classification of Class A common stock subject to possible redemption	$219,934,642	—
Change in value of Class A common stock subject to possible redemption	$(1,381,652)	$—
Subscription receivable	—	25,000
Offering costs paid by Sponsor to satisfy the stock subscription receivable	$25,000	$—
Deferred underwriting fee payable	$10,640,000	$—
Initial classification of warrant liabilities	$17,304,801	$—

The accompanying notes are an integral part of the financial statements.

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FinTech Acquisition Corp. V (the “Company”) is a blank check company incorporated in Delaware on April 22, 2019. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business transaction, one or more operating businesses or assets that the Company has not yet identified (a “Business Combination”). The Company has neither engaged in any operations nor generated significant revenue to date.

As of December 31, 2020, the Company had not commenced operations. All activity through December 31, 2020 relates to the Company’s formation, the Initial Public Offering (as defined below), and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination.

The registration statement for the Company’s Initial Public Offering was declared effective on December 3, 2020. On December 8, 2020, the Company consummated the Initial Public Offering of 25,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the partial exercise by the underwriters of their over-allotment option in the amount of 3,200,000 Units, at $10.00 per Unit, generating gross proceeds of $250,000,000 which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 640,000 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to FinTech Investor Holdings V, LLC, that closed simultaneously with the Initial Public Offering, generating gross proceeds of $6,400,000, which is described in Note 5. The manager of FinTech Investor Holdings V, LLC is Cohen Sponsor Interests V, LLC.

Transaction costs amounted to $15,461,590, consisting of $4,360,000 in cash underwriting fees, $10,640,000 of deferred underwriting fees and $461,590 of other offering costs. In addition, as of December 31, 2020, cash of $1,054,211 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering on December 8, 2020, an amount of $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the consummation of a Business Combination; (ii) the redemption of any Public Shares in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete an initial Business Combination by December 8, 2022 (the “Combination Period”) or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial Business Combination activity; or (iii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to pay the Company’s tax obligations, if the Company is unable to complete an initial Business Combination within the Combination Period or upon any earlier liquidation of the Company.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq Capital Market (“NASDAQ”) rules provide that the Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the signing a definitive agreement in connection with a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires a majority of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide its stockholders with the opportunity to redeem all or a portion of the Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, FinTech Investor Holdings V, LLC and FinTech Masala Advisors V, LLC (collectively, the “Sponsor”) and the Company’s officers and directors (together with the Sponsor, the “Insiders”) have agreed to vote their Founder Shares (as defined in Note 6), the shares of Class A common stock included in the Private Placement Units (the “Private Placement Shares”) and any Public Shares held by them in favor of approving a Business Combination.

The Company will have until the expiration of the Combination Period to consummate its initial Business Combination. If the Company is unable to consummate a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purposes of winding up of its affairs; (ii) distribute the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account not previously released to the Company to pay its franchise and income taxes and up to $100,000 to pay dissolution expenses, pro rata to the public stockholders by way of redemption of the Public Shares (which redemption would completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any); and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining stockholders, as part of its plan of dissolution and liquidation.

The Company will also provide its stockholders with the opportunity to redeem all or a portion of their Public Shares in connection with any stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (i) that would modify the substance or timing of the Company’s obligation to redeem 100% of Public Shares if it does not complete an initial Business Combination within the Combination Period or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial Business Combination activity. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account, net of taxes payable). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative (as discussed in Note 7). There will be no redemption rights with respect to the Company’s warrants in connection with such a stockholder vote to approve such an amendment to the Company’s amended and restated certificate of incorporation. Notwithstanding the foregoing, the Company may not redeem shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Insiders have agreed to vote any Founder Shares, Private Placement Shares and any Public Shares held by them in favor of any such amendment.

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Insiders have agreed to waive their redemption rights with respect to any Founder Shares and Private Placement Shares, as applicable, (i) in connection with the consummation of a Business Combination, (ii) in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation (a) to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period or (b) with respect to any other provisions relating to stockholders’ rights or pre-initial Business Combination activity, and (iii) if the Company fails to consummate a Business Combination within the Combination Period. The Insiders have also agreed to waive their redemption rights with respect to any Public Shares held by them in connection with the consummation of a Business Combination and in connection with a stockholder vote to amend the Company’s Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if it does not complete its initial Business Combination within the Combination Period or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial Business Combination activity. However, the Insiders will be entitled to redemption rights with respect to Public Shares if the Company fails to consummate a Business Combination or liquidates within the Combination Period. The representative of the underwriters has agreed to waive its rights to deferred underwriting commissions held in the Trust Account in the event the Company does not consummate a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Initial Public Offering. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages (except for the Company’s independent registered public accounting firm), execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. FinTech Investor Holdings V, LLC has agreed that it will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for service rendered, contracted for or products sold to the Company. However, it may not be able to satisfy those obligations should they arise.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of its Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to an aggregate of 15% or more of the shares sold in the Initial Public Offering. However, there is no restriction on the Company’s stockholders’ ability to vote all of their shares for or against a Business Combination.

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company previously accounted for its outstanding Public Warrants (as defined in Note 4) and Private Placement Warrants (collectively, with the Public Warrants, the “Warrants”) issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities. The warrant agreement governing the Warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common stock, all holders of the Warrants would be entitled to receive cash for their Warrants (the “tender offer provision”).

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

Warrant Accounting Statement”). Specifically, the SEC Warrant Accounting Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement.

In further consideration of the SEC Warrant Accounting Statement, the Company’s management further evaluated the Warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s common stock in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded the tender offer provision included in the warrant agreement fails the “classified in stockholders’ equity” criteria as contemplated by ASC Section 815-40-25.

As a result of the above, the Company should have classified the Warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the Warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.

The Company’s accounting for the Warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported investments held in the Trust Account, operating expenses, or cash.

The table below summarizes the effects of the restatement on the financial statements for all periods being restated:

	As Previously Reported	Adjustments	As Restated
Balance sheet as of December 8, 2020
Warrant Liabilities	$—	$16,027,068	$16,027,068
Total Liabilities	10,640,697	16,027,068	26,667,765
Class A Common Stock Subject to Possible Redemption	235,961,710	(16,027,068)	219,934,642
Class A Common Stock	204	161	365
Additional Paid-in Capital	5,000,004	422,456	5,423,097
Retained Earnings (Accumulated Deficit)	(1,696)	(422,617)	(424,313)
Number of Class A common stock subject to redemption	23,596,171	(1,602,707)	21,993,464

Balance sheet as of December 31, 2020
Warrant Liabilities	$—	$17,304,801	$17,304,801
Total Liabilities	10,701,669	17,304,801	28,006,470
Class A Common Stock Subject to Possible Redemption	235,857,800	(17,304,810)	218,552,990
Class A Common Stock	205	173	378
Additional Paid-in Capital	5,104,550	1,700,186	6,804,736
Retained Earnings (Accumulated Deficit)	(105,609)	(1,700,350)	(1,805,959)
Total Stockholders’ Equity	5,000,001	9	5,000,010
Number of Class A common stock subject to redemption	23,585,780	(1,730,481)	21,855,299

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported	Adjustments	As Restated
Statement of Operations for the Year Ended December 31, 2020
Change in fair value of warrant liabilities	$—	$(1,277,733)	$(1,277,733)
Offering costs associated with warrants recorded as liabilities	—	422,617	422,617
Net loss	(104,184)	(19,375,634)	(14,682,592)
Basic and diluted weighted average shares outstanding, Class A redeemable common stock	25,000,000	—	25,000,000
Basic and diluted net income per share, Class A redeemable common stock	0.00	—	0.00
Basic and diluted weighted average shares outstanding, Class A and Class B non-redeemable common stock	7,587,543	—	7,587,543
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.01)	(0.23)	(0.24)

Statement of Cash Flows for the Year Ended December 31, 2020
Net loss	$(104,184)	$(1,700,350)	$(1,804,534)
Change in fair value of warrant liabilities	—	(1,277,733)	(1,277,733)
Transaction costs attributable to Initial Public Offering	—	(422,617)	(422,617)
Initial classification of Class A common stock subject to redemption	235,961,710	(16,027,068)	219,934,642
Change in value of Class A common stock subject to possible redemption	(103,910)	(1,277,742)	(1,381,652)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates. One of the more significant accounting estimates included in these financial statements in the determination of the fair value of the warrant liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020 and, 2019.

Marketable Securities Held in Trust Account

At December 31, 2020, substantially all of the assets held in the Trust Account were held in mutual funds which invest in U.S. Treasury Bills.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2020, 21,855,299 Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities are expenses as incurred, presented as non-operating expenses in the as non-operating expenses in the statement of operations. Offering costs associated

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

with the Public Shares were charged to stockholders’ equity upon the completion of the Initial Public Offering. Offering costs amounted to $15,461,590, of which $15,038,973 were charged to stockholders’ equity upon the completion of the Initial Public Offering and $422,617 were charged to the statement of operations.

Warrant Liabilities

The Company accounts for the Warrants in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the Warrants as liabilities at their fair value and adjust them to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The Warrants for periods where no observable trading price was available are valued using a Modified Black-Scholes Option Pricing model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020 and 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Loss Per Common Share

Net loss per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 8,456,667 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statements of operations includes a presentation of loss per share for common shares subject to possible redemption in a manner similar to the two-class method of loss per share. Net income per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable common stock outstanding since original issuance. Net loss per share, basic and diluted, for Class A and B non-redeemable common stock is calculated by dividing the net loss, adjusted for income attributable to Class A redeemable common stock, net of applicable

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

franchise and income taxes, by the weighted average number of Class A and B non-redeemable common stock outstanding for the period. Class A and B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Year Ended December 31, 2020	For the Period from April 22, 2019 (Inception) Through December 31, 2019
Redeemable Class A Common Stock
Numerator: Earnings allocable to Redeemable Class A Common Stock
Interest Income	$1,576	$—
Income and Franchise Tax	(1,576)	—
Net Earnings	$—	$—
Denominator: Weighted Average Redeemable Class A Common Stock
Redeemable Class A Common Stock, Basic and Diluted	25,000,000	—
Earnings/Basic and Diluted Redeemable Class A Common Stock	$0.00	$0.00

Non-Redeemable Class B Common Stock
Numerator: Net Income (Loss) minus Redeemable Net Earnings
Net Income (Loss)	$(1,804,534)	$(1,425)
Redeemable Net Earnings	—	—
Non-Redeemable Net Loss	$(1,804,534)	$(1,425)
Denominator: Weighted Average Non-Redeemable Class A and Class B Common Stock
Non-Redeemable Class B Common Stock, Basic and Diluted (1)	7,587,543	8,570,000
Loss/Basic and Diluted Non-Redeemable Class A and Class B Common Stock	$(0.24)	$0.00

____________

(1)      The weighted average non-redeemable common stock for the year ended December 31, 2020 includes the effect of 640,000 Private Units, which were issued in conjunction with the initial public offering on December 8, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2020, the carrying values of cash, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of marketable securities held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 25,000,000 units, which includes a partial exercise by the underwriters of their over-allotment option in the amount of 3,200,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50, subject to adjustment (see Note 8).

NOTE 5. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, FinTech Investor Holdings V, LLC purchased 640,000 Private Placement Units at a price of $10.00 per Private Placement Unit, or $6,400,000 in the aggregate in a private placement. Each Private Placement Unit consists of one share of Class A common stock and one-third of one warrant (the “Private Placement Warrant”). Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share, subject to adjustment. The proceeds from the Private Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

In June 2019, the Company issued an aggregate of 1,000 shares of common stock to FinTech Investor Holdings V, LLC (the “Founder Shares”) for an aggregate purchase price of $25,000. FinTech Investor Holdings V, LLC paid for certain offering costs on behalf of the Company in October 2020 in lieu of remitting payment for the purchase of the Founder Shares to the Company.

In October 2020, the Company filed an amendment to its Certificate of Incorporation to, among other things, create two classes of common stock, Class A and Class B, and to convert the outstanding Founder Shares into shares of Class B common stock. The Founder Shares will automatically convert into shares of Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 8. Additionally, the Company completed an approximate 8,455-for-1 forward stock split of its common stock and a share dividend of 1.01360142. As a result of these transactions, the Sponsor held 8,570,000 Founder Shares, of which 1,090,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Founder Shares would represent 25% of the Company’s aggregate Founder Shares, Private Placement Shares and issued and outstanding Public Shares after the Initial Public Offering. As a result of the underwriters’ election to partially exercise their over-allotment option and the forfeiture of their remaining over-allotment option, 23,333 Founder Shares were forfeited and 1,066,667 Founder Shares are no longer subject to forfeiture, resulting in an aggregate of 8,546,667 Founder Shares issued and outstanding.

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 6. RELATED PARTY TRANSACTIONS (cont.)

The Insiders have agreed not to transfer, assign or sell any of their Founder Shares (except to permitted transferees) (i) with respect to 25% of such shares, until consummation of the Company’s initial Business Combination, (ii) with respect to 25% of such shares, until the closing price of the Class A common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination, (iii) with respect to 25% of such shares, until the closing price of the Class A common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination, and (iv) with respect to 25% of such shares, until the closing price of the Class A common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Combination or earlier, in any case, if, following a Business Combination, the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company agreed, commencing on December 4, 2020 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor or an affiliate of the Sponsor $20,000 per month for office space, administrative and shared personnel support services. As of December 31, 2020, the Company incurred and paid $20,000 for administrative services.

Promissory Note — Related Party

On October 13, 2020, the Company issued a promissory note to the Sponsor, pursuant to which the Sponsor agreed to loan the Company up to an aggregate of $300,000 to be used for the payment of costs related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest bearing, unsecured and due on the earlier of March 31, 2021 or the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $45,365 was repaid at the closing of the Initial Public Offering on December 8, 2020.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s management team or any of their respective affiliates or other third parties may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”), which will be repaid only upon the consummation of a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Working Capital Loans; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Working Capital Loans, the unpaid amounts would be forgiven. The Working Capital Loans may be converted into units at a price of $10.00 per unit at the option of the holder. The units would be identical to the Private Placement Units. At December 31, 2020, no such Working Capital Loans were outstanding.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on December 3, 2020, the holders of the Founder Shares, Private Placement Units (including securities contained therein) and the units that may be issued upon conversion

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 7. COMMITMENTS AND CONTINGENCIES (cont.)

of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants or the warrants included in the units issued upon conversion of the Working Capital Loans) will be entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Cantor Fitzgerald & Co., as representative of the several underwriters, is entitled to a deferred fee of (i) 4.0% of the gross proceeds of the initial 21,800,000 Units sold in the Initial Public Offering, or $8,720,000, and (ii) 6% of the gross proceeds from the Units sold pursuant to the over-allotment option, or $1,920,000. The deferred fee will become payable to the representative from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 8. STOCKHOLDERS’ EQUITY

Preferred Stock — On October 13, 2020, the Company filed an amendment to its Certificate of Incorporation, pursuant to which it is now authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2020 and 2019, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — On October 13, 2020, the Company filed an amendment to its Certificate of Incorporation, pursuant to which it is now authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2020, there were 2,054,220 shares of Class A common stock issued and outstanding, excluding 21,855,299 shares of Class A common stock subject to possible redemption. There were no Class A common stock issued or outstanding at December 31, 2019.

Class B Common Stock — On October 13, 2020, the Company filed an amendment to its Certificate of Incorporation, pursuant to which it is now authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each common share. At December 31, 2020 and 2019, there were 8,546,667 and 8,570,000 shares of Class B common stock issued and outstanding respectively.

Holders of Class B common stock will vote on the election of directors prior to the consummation of a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all shares of common stock issued and outstanding upon completion of the Initial Public Offering, including Private Placement Shares, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 8. STOCKHOLDERS’ EQUITY (cont.)

connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

NOTE 9. WARRANTS

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the Public Warrants is then effective and a current prospectus relating thereto is available, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered, qualified or deemed exempt under the securities laws of the state of the exercising holder.

The Company has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for Cash. The Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 9. WARRANTS (cont.)

warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the warrants. In addition, if (x) the Company issues additional Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 10. INCOME TAX

The Company’s net deferred tax assets are as follows:

	As of December 31,
	2020	2019
Deferred tax asset
Net operating loss carryforward	$8,889	$—
Organizational costs/Startup expenses	12,990	—
Total deferred tax asset	21,879	—
Valuation allowance	(21,879)	—
Deferred tax asset, net of allowance	$—	$—

The income tax provision consists of the following:

	As of December 31,
	2020	2019
Federal
Current	$—	$—
Deferred	(21,879)	—
State
Current	$—	$—
Deferred	—	—
Change in valuation allowance	21,879	—
Income tax provision	$—	$—

As of December 31, 2020 and 2019, the Company had $42,327 and $0, respectively, of U.S. federal net operating loss carryovers available to offset future taxable income.

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 10. INCOME TAX (cont.)

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2020 and 2019, the change in the valuation allowance was $21,879 and $0, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	For the year ended December 31, 2020	For the Period from April 22, 2019 (Inception) Through December 31, 2019
Statutory federal income tax rate	21.0%	—%
Change in fair value of warrant liabilities	(15.0)%	—%
Transaction costs attributable to Initial Public Offering	(5.0)%	—%
Change in valuation allowance	(1.0)%	—%
Income tax provision	(0.00)%	—%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 11. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 11. FAIR VALUE MEASUREMENTS (cont.)

Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2020, assets held in the Trust Account were comprised of $250,001,576 in U.S. Treasury securities. During the year ended December 31, 2020, the Company did not withdraw any interest income from the Trust Account.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2020
Assets:
Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$250,001,576
Liabilities:
Warrant Liability – Public Warrants	3	$16,833,335
Warrant Liability – Private Placement Warrants	3	$471,466

The Warrants were accounted for as liabilities in accordance with ASC 815-40. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented in the statement of operations.

The Private Placement Warrants were initially valued using a Modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the common stock as well as the probability of consummation of a Business Combination. The probability assigned to the consummation of the Business Combination was 80%, which was determined based on the observed success rates of business combinations for special purpose acquisition companies. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates will be implied from the Company’s own public warrant pricing. A Monte Carlo simulation methodology was used in estimating the fair value of the Public Warrants for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Placement Warrants. For periods subsequent to the detachment of the warrants from the Units, the close price of the Public Warrants will be used as the fair value as of each relevant date.

The following table provides quantitative information regarding Level 3 fair value measurements:

	At December 8, 2020 (Initial Measurement)	As of December 31, 2020
Stock price	$9.72	$10.00
Strike price	$11.50	$11.50
Term (in years)	5.4	5.4
Volatility	35.0%	35.0%
Risk-free rate	0.4%	0.4%
Dividend yield	0.0%	0.0%

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 11. FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2020	$—	$—	$—
Initial measurement on December 8, 2020	443,733	15,583,335	16,027,068
Change in valuation inputs and other assumptions	27,733	1,250,000	1,277,733
Fair value as of December 31, 2020	$471,466	$16,833,335	$17,304,801

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. There were no transfers between levels for the year ended December 31, 2020. Following the detachment of the warrants from the Units on January 25, 2021, the Public Warrants were transferred from Level 3 to Level 1.

NOTE 12. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below and in Note 2 (Restatement of Previously Issued Financial Statements), the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 16, 2021, Fintech Acquisition Corp. V, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) among eToro Group Ltd., a company organized under the laws of the British Virgin Islands (“eToro”), Buttonwood Merger Sub Corp., a Delaware corporation and a direct, wholly-owned subsidiary of eToro (“Merger Sub”), and the Company, which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of eToro (the “Business Combination”). At the closing of the Business Combination and the effective time of the Merger (the “Effective Time”), the stockholders of the Company will receive certain of the common shares, no par value, of eToro (“eToro Common Shares”), and eToro will list as a publicly traded company on Nasdaq and will continue to conduct the social trading platform business conducted by eToro prior to the Business Combination.

The Business Combination contemplates an implied enterprise valuation of eToro of approximately $9.6 billion at the time of the signing of the Merger Agreement. Except with respect to the Price Adjustment Rights (as defined below), no purchase price adjustments will be made in connection with the closing of the transactions contemplated by the Merger Agreement. Assuming no shares of Class A common stock, par value $0.0001 per share, of the Company (the “Company Class A Stock”) are redeemed by the Company’s public stockholders as described below under “Redemption Offer,” immediately following the Effective Time, the Company’s public stockholders will own approximately 2.4% of the eToro Common Shares; the Company’s sponsors—FinTech Investor Holdings V, LLC and FinTech Masala Advisors V, LLC (together, “Sponsor”)—will own approximately 0.8% of the eToro Common Shares; the shareholders of eToro as of immediately prior to the Business Combination (the “Legacy eToro Shareholders”) will own approximately 91% of the eToro Common Shares; and the PIPE Investors (as defined below) will own approximately 6.2% of the eToro Common Shares. The pro forma ownership percentages described in the foregoing sentence exclude the Company’s public warrants and the eToro Common Shares underlying the Price Adjustment Rights. As further described under “Sponsor Surrender and Restriction Agreement” and “Lock-Up Agreement” below, all of the eToro Common Shares to be issued to Sponsor in the Business Combination will be subject to contractual restrictions on transfer and only released upon the occurrence of certain time-based, stock-price performance or other events.

Immediately prior to the Effective Time, subject to the receipt of applicable approvals of eToro shareholders, (i) each outstanding preferred share of eToro (“eToro Preferred Shares”) will be converted into eToro Common Shares in accordance with, and based on the applicable conversion ratio set forth in, the memorandum and articles of association of eToro (the “Conversion”), (ii) immediately following the Conversion, all outstanding eToro Common Shares, and all eToro Common Shares underlying vested options to acquire eToro Common Shares (“Vested

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 12. SUBSEQUENT EVENTS (cont.)

Options”), will be reclassified into (together, the “Reclassification”) (x) eToro Common Shares and (y) certain rights to receive, without any further action required by the holders of such rights, in the aggregate, up to an additional 40,000,000 eToro Common Shares, 50% of which will automatically vest and be exercised if, at any time on or prior to the last day of the 30th month following the Closing Date (as defined below), the stock price of the eToro Common Shares is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period, and 50% which will automatically vest and be exercised if, at any time on or prior to the last day of the 60th month following the Closing Date, the stock price of the eToro Common Shares is greater than or equal to $17.50 over any 20 trading days within any 30 trading day period, subject in either case to the earlier automatic vesting and exercise immediately prior to the occurrence of a liquidation, merger, capital stock exchange, or other similar transaction that results in all of eToro’s shareholders having the right to exchange their eToro Common Shares for cash, securities or other property (the “Price Adjustment Rights”), and (iii) immediately following the Reclassification, eToro will effect a stock split of each then-outstanding eToro Common Share and each eToro Common Share underlying any outstanding options to acquire eToro Common Shares, whether vested or unvested (“eToro Options”), into such number of eToro Common Shares determined by multiplying such eToro Common Shares by a “Split Factor” that is equal to the result of (A) $9,301,000,000 divided by (B) the total number of issued and outstanding eToro Common Shares, plus the total number of eToro Common Shares underlying any outstanding eToro options to acquire eToro Common Shares, with the result of such calculation divided by (C) $10.00, all as further described in and as calculated in accordance with the Merger Agreement (the “Stock Split” and, together with the Conversion and the Reclassification, the “Capital Restructuring”). As part of the Business Combination and on the terms and subject to the conditions set forth in the Merger Agreement, eToro may in its discretion elect to commence a self-tender offer (“Self-Tender Offer”) to purchase up to $300,000,000 in eToro Common Shares from the Legacy eToro Shareholders, such purchase in such Self-Tender Offer to be consummated, if elected, immediately prior to the closing of the Business Combination.

Concurrently with the execution and delivery of the Merger Agreement, in support of the Business Combination, the Sponsor, the Company, eToro and the other persons party to that certain letter agreement dated December 3, 2020, with the Company (the “Insider Letter”), entered into and delivered a Sponsor Share Surrender and Share Restriction Agreement (the “Sponsor Surrender and Restriction Agreement”), which provides that (i) the Sponsor will upon the Effective Time, immediately prior to the consummation of the Business Combination, surrender to the Company, for no consideration, (a) 15% of the shares of Class B common stock held by the Sponsor (the “Surrendered Shares”) and (b) 100% of the private placement warrants to purchase an aggregate of 213,333 shares of Class A common stock held by the Sponsor (the “Surrendered Warrants”), and such Surrendered Shares and Surrendered Warrants shall be canceled and no longer outstanding (the “Sponsor Forfeiture”), (ii) if more than 20% of the Class A common stock (the “Redemption Floor”) is submitted for redemption, then the Sponsor will upon the Effective Time, immediately prior to the consummation of the Business Combination, surrender to the Company, for no consideration, a number of shares of Class B common stock as is equal to one percent (1%) of the number of shares of Class B common stock outstanding on the date of signing of the Merger Agreement for every additional one percent (1%) of the number of shares of Class A common stock being redeemed in excess of the Redemption Floor, and (iii) 75% of the number of eToro Common Shares held by the Sponsor immediately after giving effect to the Business Combination will be subject to transfer restrictions (in addition, and subject, to those provided by the Lock-Up Agreement) based on certain closing share price thresholds of the eToro Common Shares for 20 out of any 30 consecutive trading days, subject to certain permitted transfers (provided that such permitted transferees agree to be bound by the same transfer restrictions set forth in the Sponsor Surrender and Restriction Agreement), as described therein.

Concurrently with the execution and delivery of the Merger Agreement, eToro entered into subscription agreements (the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”), including an affiliate of the Sponsor, pursuant to which the PIPE Investors have committed to subscribe for and purchase up to 65,000,000 shares of eToro Common Shares at a purchase price per share of $10.00, for an aggregate purchase price of $650,000,000 (the “PIPE Investment”).

FINTECH ACQUISITION CORP. V
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 and 2019

NOTE 12. SUBSEQUENT EVENTS (cont.)

The PIPE Subscription Agreements provide for certain registration rights. In particular, eToro is required to, as soon as practicable but no later than 30 days following the Closing Date, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, eToro is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the filing date thereof, (ii) the first anniversary of the date of the PIPE Subscription Agreements and (iii) the 5th business day after the date eToro is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. eToro must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (x) the date the PIPE Investors no longer hold any registrable shares, (y) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 under the Securities Act and (z) three (3) years from the date of effectiveness of such registration statement.

eToro Group Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

eToro Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of eToro Group Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) and as of December 31, 2020 and 2019 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2008.
Tel-Aviv, Israel
May 14, 2021

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. Dollars in thousands, except share and per share data
		December 31,
	Note	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7	$71,118	$137,193
Restricted cash		6,161	4,978
Counterparties	7A	194,138	65,323
Cryptoassets		87,022	57,721
Receivable from omnibus accounts	12	46,664	15,640
Loans to users	2i	40,057	16,160
Other receivables and prepaid expenses	8	51,697	22,002
		496,857	319,017
NON-CURRENT ASSETS:
Restricted cash		213	1,933
Right of use assets	11	18,540	19,549
Property and equipment, net	9	7,334	6,636
Goodwill and other intangible assets	10	6,533	7,770
Deferred taxes	15d	1,894	3,676
		34,514	39,564
TOTAL ASSETS		$531,371	$358,581

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable		4,755	2,730
Current maturities of long-term lease liabilities	11	2,182	1,454
Payable to users		3,484	1,187
Accrued expenses and other payables	13	111,550	32,648
		121,971	38,019
NON-CURRENT LIABILITIES:
Employee benefit liabilities, net		1,071	783
Long-term lease liabilities	11	22,243	21,781
		23,314	22,564
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	14
Common share premium		21,736	16,504
Preferred share premium		156,110	156,110
Retained earnings		208,240	125,384
Total equity		386,086	297,998
TOTAL LIABILITIES AND EQUITY		$531,371	$358,581

The accompanying Notes are an integral part of the consolidated financial statements.

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
U.S. Dollars in thousands, except share and per share data
		Year ended December 31,
	Note	2020	2019
Net trading income	17a	$550,107	$252,450

Research and development expenses	17c	65,084	42,057
Selling and marketing expenses	17b	260,920	144,986
General, administrative and operating expenses	17d	136,931	64,011

Total operating expenses		462,935	251,054

Operating income		87,172	1,396

Finance income	17e	1,445	2,769
Finance expense	17f	2,884	5,588

Income (loss) before taxes on income (tax benefit)		85,733	(1,423)
Taxes on income (tax benefit)	15	2,877	(4,172)
Net income		$82,856	$2,749
Total comprehensive income		$82,856	$2,749
Basic income per common share	20	$4.80	$0.16
Diluted income per common share	20	$4.41	$0.15

The accompanying Notes are an integral part of the consolidated financial statements.

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. Dollars in thousands, except share and per share data
	Common Share Premium	Preferred Share Premium	Retained earnings	Total equity
Balance as of January 1, 2019	$11,471	$156,110	$122,635	$290,216

Issuance of shares and warrants in respect of asset acquisition	300	—	—	300
Exercise of options	482	—	—	482
Share-based payment	4,251	—	—	4,251
Net income	—	—	2,749	2,749

Balance as of December 31, 2019	16,504	156,110	125,384	297,998

Exercise of options	467	—	—	467
Share-based payment	4,765	—	—	4,765
Net income	—	—	82,856	82,856

Balance as of December 31, 2020	$21,736	$156,110	$208,240	$386,086

The accompanying Notes are an integral part of the consolidated financial statements.

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. Dollars in thousands, except share and per share data
	Year ended December 31,
	2020	2019
Cash flows from operating activities:
Net income	$82,856	$2,749

Adjustments to reconcile net income to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation, amortization and impairment	5,881	4,665
Share-based payment	4,765	4,251
Finance expense, net	1,439	2,819
Taxes on income (tax benefit), net	2,877	(4,172)
Changes in asset and liability items:
Increase of counterparties	(128,815)	(14,198)
Decrease (increase) of cryptoassets	(29,301)	12,923
Increase of loans to users	(23,897)	(12,858)
Increase of other receivables and prepaid expenses	(30,727)	(6,199)
Increase (decrease) of restricted cash	537	(4,740)
Increase of accounts payable	2,025	(137)
Increase of user and omnibus accounts, net	(28,727)	(40,135)
Increase of accrued expenses and other payables	69,413	1,024
Increase (decrease) of employee benefit liabilities, net	288	(147)
	(71,386)	(54,155)

Interest received, net during the year	1,445	1,414
Taxes received (paid), net during the year	9,453	(37,623)

Net cash used in operating activities	(60,488)	(90,364)

Cash flows from investing activities:
Purchase of property and equipment	(2,819)	(2,711)
Increase of other long-term assets	(70)	(152)
Acquisitions of initially consolidated subsidiaries (see Note a)	—	(1,667)

Net cash used in investing activities	(2,889)	(4,530)

Cash flows from financing activities:
Exercise of options	467	482
Repayment of lease liability	(1,806)	(1,311)
Interest paid on behalf of lease liability	(1,474)	(1,258)

Net cash used in financing activities	(2,813)	(2,087)

Exchange differences on balances of cash and cash equivalents	115	188

Decrease in cash and cash equivalents	(66,075)	(96,793)
Cash and cash equivalents at beginning of year	137,193	233,986

Cash and cash equivalents at end of year	$71,118	$137,193

The accompanying Notes are an integral part of the consolidated financial statements.

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
U.S. Dollars in thousands, except share and per share data
		Year ended December 31,
		2020	2019
(a)	Acquisition of initially consolidated subsidiaries:

	The subsidiaries’ assets and liabilities at date of acquisition:

	Working capital (excluding cash and cash equivalents)	$—	$296
	Property and equipment	—	(26)
	Intangible assets	—	(3,301)
	Goodwill	—	(1,601)
	Deferred taxes	—	308
	Other non-current liabilities	—	2,657
		$—	$(1,667)

(b)	Non-cash transactions:

	Issuance of shares and warrants in respect of asset acquisition	$—	$300

The accompanying Notes are an integral part of the consolidated financial statements.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 1:    GENERAL

a.      Corporate information:

eToro Group Ltd. (hereinafter – “the Company”) and its subsidiaries (hereinafter – “the Group”) is a multi-asset platform supporting trading and investing in equities, commodities, currencies, and cryptoassets traded either as an asset or as a derivative related to different underlying asset types The Group is engaged in one operating segment of trading activity.

As the Group’s operation is subject to certain restrictions in certain jurisdictions due to local regulations and applicable laws, some or all the products described above are offered under applicable local laws and regulations.

The Company was incorporated under the laws of the British Virgin Islands on December 14, 2006.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on May 13, 2021.

b.      Definitions:

In these financial statements:

The Company	—	eToro Group Ltd.
The Group	—	The Company and its subsidiaries.
Subsidiaries	—	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.
Related parties	—	As defined in IAS 24.
Dollar	—	U.S. Dollar or USD
Cryptoasset	—	A digital medium of exchange built using blockchain technology. Its creation and transfer is based on an open source cryptographic protocol and is not backed by any central bank or government.

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.      Basis of presentation of the financial statements:

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

The Group’s financial statements have been prepared on a historical cost basis, except for the following:

1.      Financial instruments at fair value through profit or loss;

2.      Employee benefit liabilities, net;

3.      Employee share options;

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

4.      Provisions;

5.      User balances; and

6.      Cryptoassets.

The Company has elected to present the statement of profit or loss and other comprehensive income using the function of expense method.

b.      Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (“subsidiaries”). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

c.      Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. The Company reviews goodwill for impairment once a year, as of December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

d.      Functional currency, presentation currency and foreign currency:

1.      Functional currency and presentation currencies:

The consolidated financial statements are presented in USD, which is the Company’s functional currency. For each subsidiary, the Group determines the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of all the Group’s subsidiaries is the USD.

2.      Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting date into the functional currency at the exchange rate at that date. Exchange rates, other than those capitalized to qualifying assets, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

e.      Cash and cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and are held for the purpose of meeting short-term cash commitments. The balance of cash and cash equivalents also includes cash held in accounts managed by online payment platforms.

f.       Restricted cash:

The Group has restricted cash deposits at financial institutions related to clearing providers and operational restricted deposits.

g.      Segregated user funds:

Cash, equities and cryptoassets are held by the Group on behalf of the users: the Group commonly acts in a variety of arrangements as custodian, trustee or other fiduciary capacities that result in the holding of assets on behalf of users. Such assets are maintained in segregated accounts or segregated cryptoasset wallets in accordance with the relevant regulatory framework and/or legal framework and are held for the benefit of the user who remains the legal and/or beneficial owner of these assets.

These arrangements are subject to regulation (when applicable), as well as industry custom and practice. These assets are not included in the Group’s statement of financial position as the ability to control the assets is restricted and since the contractual terms and economic substance of the arrangements do not meet IFRS requirements for the recognition of an asset.

The determination of control as noted above is also based on several indicators that mainly examine who is entitled to the economic benefits derived from the cash flows arising from these assets, and which party has a secured claim in case of the insolvency of each party to the arrangement including the institution where the funds are held. This determination is re-examined when there is a change in circumstances, laws, regulations and contracts with the client.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

Per above, the Company applies the de-recognition provisions of IFRS 9, Financial Instruments (“IFRS 9”) to determine whether such assets should be reflected on the statements of financial position. IFRS 9’s de-recognition provisions are assessed on user funds in cash, equities and cryptoassets. See Note 2v for details regarding de-recognition of financial assets.

h.      Receivable from and payable to omnibus accounts:

As part of its business, the Group receives from its users’ deposits to secure their trading positions.

Assets or liabilities resulting from profit or loss on open positions are carried at fair value.

Receivable from and payable to omnibus accounts represent users’ equity that is not held in segregated accounts and cryptoasset wallets, where the combination of users’ deposits and the valuation of financial derivative open positions results in an amount payable by or receivable to the Group, and are classified as current assets or liabilities.

See Note 12 for balances held in segregated user funds.

i.       Loans to users:

Loans to users includes margin loans provided to certain users with respect to leveraged positions of $26,631 and $9,031 as December 31, 2020 and 2019, respectively, and a credit line to users as detailed below.

The Company offers to its high value users a service of credit lines, whereby the credit line can only be used for trading in the trading account, cannot be withdrawn and bears interest. Loans to users are measured at amortized cost. As of December 31, 2020 and 2019, the credit line granted to users is $26,737 and $13,183, respectively. As of December 31, 2020 and 2019, the amounts utilized by users of the credit lines are $13,426 and $7,129, respectively.

j.       Property and equipment, net:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses, if any.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

% - Depreciation Per Year
Computers and peripheral equipment	20 – 33
Office furniture and equipment	7 – 15
Leasehold improvements	10 – 25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably certain options periods) or the estimated useful life of the improvements, whichever is shorter.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

k.      Intangible assets:

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least once a fiscal year.

Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Amortization is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

% - Amortization Per Year
IP and technology	20%
Customer relationships	33%
License	5% – 10%

l.       Impairment of non-financial assets, excluding goodwill:

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

m.     Employee benefits liabilities:

The Group has several employee benefit plans:

1.      Post-employment benefits:

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

Defined contribution plan

The majority of the employees of the Israeli subsidiary (eToro Ltd.) elected to be included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”). According to Section 14, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies.

Payments in accordance with Section 14 release eToro Ltd. from any future severance obligation (under the above mentioned Israeli Severance Pay Law) with respect to those employees. The aforementioned deposits are not recorded as an asset in the Company’s statement of financial position. Expenses recorded in respect of the defined contribution plan are $1,071 and $783 for the years ended December 31, 2020 and 2019, respectively.

2.      Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

3.      Termination benefits:

Termination benefits are created as result of the Group’s decision to dismiss employees before the normal retirement age or as a result of the employee decision to accept early retirement. A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

n.      Employee investment plan:

The Company’s employees are entitled to an employee investment account on the Company’s trading platform through participation in the Company’s employee investment plan. The Company provides its employees a non-withdrawable amount (“NWA”) which can only be used for trading on the Company’s platform. The NWA is provided to employees upon commencement of employment, annually and on an ad hoc basis upon management’s discretion. The profits earned by the employee on the trading platform, if any, can be withdrawn on a monthly basis. On an annual basis, 10% of the outstanding NWA balance is vested and, subject to terms and conditions of the plan, can be withdrawn by the employees who have completed more than three months of employment at such time. Employees cannot deposit funds into their account at any time.

When employees complete five years of employment, they will be able to use 100% of their NWA and profits net of the applicable taxes solely for the purpose of exercising their vested Company stock options, subject to the terms and conditions of the plan.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company records payroll expense in respect of the NWA over the employee’s vesting period and the profits earned by the employee. Payroll expense recorded in respect of the employee investment plan is $7,376 and $1,296 for the years ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, the liability to employees in respect of the investment plan is $10,743 and $3,367, respectively, included in accrued expenses and other payables.

o.      Share-based payment transactions:

Employees of the Group and the Company’s board of directors receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference at the fair value of the equity instruments granted on grant date. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted.

The cost of equity-settled transactions is recognized as expense, together with a corresponding increase in equity, over the period during which the relevant employees become entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied; provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is canceled, it is accounted for as if it had vested on the cancelation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the canceled grant and is identified as a replacement grant on the grant date, the canceled and new grants are accounted for as a modification of the original grant, as described above.

p.      Net trading income:

The Company’s net trading income includes trading income from bid and ask spreads, net of trading costs, interest income and other income primarily comprised of currency conversion commissions.

Net trading income is derived from the following:

Trading income, net of trading costs (income) is derived from bid and ask spreads of buying and selling assets or derivatives in equities, commodities, cryptoassets and currencies, which may be fixed or variable depending on the underlying asset traded.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

Trading costs (income) include, amongst other costs, execution, clearing and custody costs, interest expense, trading gains and losses from the Company’s market making activities, realized and unrealized gains and losses on financial instruments and other assets traded that are held for such activities, as well as user compensation costs (which include payments made to users at the Company’s discretion).

Interest income is derived from a fee charged on margin positions which remain open overnight when a user executes a margin transaction. The interest income is charged and recognized based on the notional value of the margin position and its duration.

Other income primarily consists of currency conversion fees. When user deposits and withdrawals are executed in non US dollars, a conversion fee is charged and recognized upon the conversion.

Net trading income is accounted for under the provisions of IFRS 9, at fair value in accordance with IFRS 13, Fair Value Measurement (see Note 2w), as the Company is a broker-trader, and its operations are based on generating a profit from variation in price of broker-traders’ margin and fair value adjustments of trading commodities, currencies, cryptoassets and equities.

See also Note 17a for additional details on net trading income.

q.      Research and development costs:

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures that do not meet the above criteria are recognized in the consolidated statements of profit or loss and other comprehensive income as incurred. For all periods presented, the Group did not capitalize any development costs as the criteria for capitalization was not met.

r.       Counterparties:

The Group uses counterparties to hedge exposures arising from user transactions. Counterparties’ balances include cash held on account and financial derivative open positions and are classified as current assets and measured as financial assets at fair value through profit or loss.

The counterparties balance also includes a USDT Coin ($15,462 and $100 as of December 31, 2020 and 2019, respectively), which is accounted for as a financial instrument; one USDT can be redeemed for one U.S. dollar on demand from the issuer.

s.       Cryptoassets:

The Group’s cryptoassets are primarily traded in active trading platforms and are purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices or margins. As a result, the Group has determined that its holding of cryptoassets should be accounted for under IAS 2, Inventories, as it meets the definition of a broker-trader. These inventories are principally acquired for hedging users positions or for the purpose of generating a profit from fluctuations in price or broker-traders’ margin. Under IAS 2, cryptoassets are measured at fair value less cost to sell, with changes in fair value recognized in profit or loss.

The Company uses major third-party exchanges with high volume and liquidity to measure the fair value of its cryptoassets. The exchange selected by the Company for each cryptoasset offers the highest volume and liquidity of trades (i.e., principal market). If a principal market does not exist (e.g., when the volume and liquidity of trades are similar between two or more different markets),

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

the Company uses the most advantageous market. The most advantageous market offers high volume, liquidity of trades and the most favorable spread, maximizing the amount that would be received from selling the asset, net transaction costs. F-39

t.       Provisions:

A provision in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

u.      Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

1.      Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date, as well as adjustments required in connection with the tax liability in respect of previous years.

2.      Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

The taxes that would apply in the event that the investments in subsidiaries were realized were not taken into account in the calculation of the deferred taxes, since the Group intends to hold and develop these investments. In addition, the deferred taxes on distribution of earnings by subsidiaries as dividends were not taken into account, since the dividends are not taxable or since a decision has been made not to distribute taxable dividends in the foreseeable future.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

3.      Uncertain tax positions:

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

consolidated financial statements in accordance with IAS 12 Income Taxes and IFRIC 23 Uncertainty over Income Tax Treatments. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as a current tax payable.

v.       Financial instruments:

Financial assets and financial liabilities are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or the financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities are immediately recognized at fair value through profit or loss.

1.      Financial assets:

Subsequent to their initial recognition, financial assets will be measured at amortized cost or at fair value, according to their classification.

A.     Classification of financial assets:

Debt instruments that meet the following conditions are subsequently measured at amortized cost:

•        The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•        The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss (FVTPL). Despite the foregoing, the Group may make irrevocable designation at initial recognition of investment in equity instruments, which are not held for trading or part of Contingent Consideration (as defined below), at fair value through other comprehensive income. This designation could be made to each investment separately.

B.      Amortized cost and effective interest method:

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset net of loss allowance, if any.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.     Financial assets at FVTPL:

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset. Fair value is determined in the manner described below.

D.     Derecognition of financial assets:

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

When the Group enters into a pass-through arrangement (i.e., the Group agrees to receive cash flows and has a concurrent obligation to pay those cash flows to the eventual recipient), the Group accounts for the transaction as a transfer of a financial asset if, and only if, all of the following conditions are met:

•        The Group has no obligation to pay amounts to the eventual recipients unless it collects equivalent amounts from the original asset;

•        The Group is prohibited by the terms of the transfer arrangement from selling or pledging the original asset other than as security to the eventual recipients for the obligation to pay them cash flows; and

•        The Group has an obligation to pass on or remit the cash flows that it has collected on behalf of the eventual recipients without material delay, is prohibited from reinvesting the cash flows received in the short settlement period between receiving them and remitting them to the eventual recipient in anything other than cash or cash equivalents and any interest earned on such investments must be passed on to the eventual recipients.

2.      Financial liabilities and equity:

Financial instruments issued by the Group are classified as either financial liabilities or as equity instruments in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

A.     Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its liabilities.

A financial instrument is an equity instrument if, and only if, the following conditions are met:

i.       The instrument includes no contractual obligation to deliver cash or another financial asset to another entity (other than upon a liquidation event), or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer, or upon other events that are within the control of the issuer; and

ii.      If the instrument will or may be settled in the issuer’s own equity instruments, it is a non-derivative that includes no contractual obligation for the issuer to deliver

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

a variable number of its own equity instrument, or it is a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

B.      Financial liabilities

Financial liabilities are presented and measured either at amortized cost or at fair value through profit or loss.

Financial liabilities measured subsequently at amortized cost

Financial liabilities that are not Contingent Consideration of an acquirer in a business combination, held-for-trading, or designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

The fair value of the financial assets and liabilities measured at amortized cost, including; cash and cash equivalents, loans to users, other receivable and prepaid expenses, lease liabilities, accrued expenses and other payable, approximate their carrying amount.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified as at FVTPL when the financial liability is Contingent Consideration of an acquirer in a business combination, held for trading or it is designated as at FVTPL. A financial liability is classified as held for trading if:

•        it has been acquired principally for the purpose of repurchasing it in the near term;

•        on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•        it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

C.     Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.      Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to offset the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

4.      Derivative financial instruments non-designated as hedges:

The Group enters into contracts for derivative financial instruments to hedge its risks associated with users’ trading activity recorded in net trading income (see note 2p above).

Any gains or losses arising from changes in the fair values of other non-designated derivatives are recorded as finance income or expense in the statement of profit or loss and other comprehensive income.

w.      Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	—	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	—	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.
Level 3	—	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

x.      Leases:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

1.      The Group as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

On the commencement date, the lease liability includes all unpaid lease payments (fixed lease payments and variable lease payments that depend on an index) discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly
Office space	1 – 13	13

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

2.      Variable lease payments that depend on an index:

On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

3.      Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option as a result of a significant event or a significant change in circumstances that is within the control of the Company, the Company revises the lease term and remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized against the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

y.      Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments. The Company has determined that it operates in one operating segment of trading activity.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

z.      Income per share

Income per share is calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Common Shares outstanding during the period.

Potential common shares are included in the computation of diluted income per share when their conversion decreases income per share from continuing operations. Potential Common Shares that are converted during the period are included in diluted income per share only until the conversion date and from that date in basic income per share.

NOTE 3:     SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The preparation of the financial statements requires management to make estimates and assumptions and exercise significant judgements that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, net trading income and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates and significant judgment determined by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-        Fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon grant date by an acceptable option pricing model. The inputs to the model include the estimated fair value of the underlying common share price, and assumptions regarding risk-free interest rate, expected volatility, expected term of the share option and expected dividend yield.

-        Uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group’s management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group’s past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

-        Accounting for cryptoassets:

The Group’s cryptoassets are primarily acquired for hedging users’ positions, for the purpose of generating a profit from variation in price of broker-traders’ margin. Since the Company meets the broker-trader definition, judgment has been made to apply the measurement principles of IAS 2, Inventories.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 4:   FINANCIAL RISK MANAGEMENT

The Group’s business activities require a comprehensive and robust risk management framework to ensure risks are identified, measured, decided upon and monitored. The Group’s risk encompasses several types of risks:

1.      Credit risk:

Credit risk is defined as the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract or to otherwise fail to perform as agreed. For instance, exposure to counterparty with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay.

The Group is exposed to the following institutional counterparties: clearing providers, liquidity providers and payment service providers, as well as banks with respect to the Group’s own assets. The Group manages the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, reviewing periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk.

The Group sets principles in order to monitor and manage the credit risk on a real time basis. Management estimates that the credit exposure as of December 31, 2020 is substantially equal to the carrying value of the related assets, as the credit valuation adjustment is de minimis and no impairment has been identified.

2.      Market risk:

Market risk is the potential for loss resulting from unfavorable market movements, which can arise from changes in exchange rates or other market factors.

a)      Market price risk:

The Group has market price risk as a result of its trading activities in derivatives in underlying assets in currencies, commodities, equities and cryptoassets, part of which is naturally hedged as part of the overall market risk management. The exposure is monitored on a Group-wide basis and managed using limits on future potential losses from such exposure.

Since the Company hedges its main exposures to users’ positions with third-party counterparties, the Company does not have significant exposure to the underlying assets detailed above.

b)      Foreign currency risk:

Transactional foreign currency exposures represent risks associated with financial assets or liabilities denominated in currencies other than the functional currency of the transacting entity. As of December 31, 2020, the Company has excess financial assets over financial and lease liabilities in relation to the USD of $9,977. In addition, as of December 31, 2019, the Company has excess financial and lease liabilities over financial assets in foreign currency in relation to the USD of $6,392. Transaction exposures arise in the normal course of business.

Foreign currency risk is managed on a Group-wide basis.

The Group monitors transactional foreign currency risks, including currency position and future expected exposures. The Group uses non-designated hedges to mitigate the risks.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 4:   FINANCIAL RISK MANAGEMENT (cont.)

The following table demonstrates the sensitivity test to a reasonably possible change in NIS and EURO exchange rates, with all other variables held constant. The impact on the Group’s income (loss) before taxes on income (tax benefit) is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives. The Company’s exposure to foreign currency changes for all other currencies is immaterial.

	Year ended December 31,
	2020	2019
Change of 3% in EURO rate	$270	$(174)
Change of 3% in NIS rate	$862	$(19)

3.      Liquidity risk:

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations arising from its financial liabilities that are settled by delivering cash or other financial assets.

Liquidity risk is managed on a Group-wide and regulated entities basis. The Group’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet its financial liabilities when due, including obtaining additional capital from investors and credit lines from banks and financial institutions.

The contractual maturity of the financial liabilities is generally up to a year.

NOTE 5:   FAIR VALUE MEASUREMENT

The following table presents the fair value measurement hierarchy for the Group’s financial instruments assets and liabilities carried at fair value:

	Fair value hierarchy
As of December 31, 2020:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Counterparties	$—	$194,138	$—	$194,138
Cryptoassets	87,022			87,022
Receivable from omnibus accounts	—	46,664	—	46,664
Liabilities measured at fair value:
Payable to users	—	3,484	—	3,484
	Fair value hierarchy
As of December 31, 2019:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Counterparties	$—	$65,323	$—	$65,323
Cryptoassets	57,721	—	—	57,721
Receivable from omnibus accounts	—	46,664	—	46,664
Liabilities measured at fair value:
Payable to users	—	1,187		1,187

There were no transfers from Level 1 to Level 2 during the reporting periods.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 6:   CAPITAL ADEQUACY

The capital adequacy requirements of the Company’s principal regulated, legal entities are as follows:

The legal and regulatory framework under which eToro (Europe) Ltd. and eToro (UK) Ltd. operates, stipulates that the companies must maintain a minimum capital adequacy ratio of 13% and 8%, respectively.

The companies’ regulatory capital comprises Tier 1 capital: share capital, retained earnings, share premium, equity instrument, and certain other reserves.

The risk-weighted assets are measured by means of a hierarchy of risk weights classified according to the nature of the assets and reflecting an estimate of credit, market and other risks associated with each asset and counterparty, taking into account any eligible collateral or guarantees.

As of December 31, 2020 and 2019, the regulatory capital of the eToro (Europe) Ltd. was $156,677 and $147,595 and the eToro (UK) Ltd. was $4,770 and $2,500, respectively, which is in excess of the regulatory capital requirement mentioned above.

The legal and regulatory framework under which eToro Aus Capital Pty Ltd. operates, stipulates that the company must maintain a minimum required of Net Tangible Assets (“NTA”) as defined by local regulations.

As of December 31, 2020 and 2019, the regulatory capital of the eToro Aus Capital Pty Ltd. was $13,100 and $10,600, respectively, which is in excess of the regulatory capital requirement mentioned above.

The method of calculation is set up by the relevant regulatory authority. The regulated entities companies aim to always maintain a capital adequacy ratio above the required minimum, and they report the capital adequacy ratios to their regulatory authority on a regular basis.

The companies’ objective when managing capital is to maintain an optimal capital structure that reduces the cost of capital, safeguards the companies’ ability to continue as a going concern, meets regulatory capital requirements, and enable appropriate returns to shareholders.

NOTE 7:   CASH AND CASH EQUIVALENTS

	December 31,
	2020	2019
Gross cash and cash equivalents	$1,404,185	$557,162
Less- segregated users’ funds (see Note 12)	(1,333,067)	(419,969)
Cash and cash equivalents	$71,118	$137,193

NOTE 7A:   COUNTERPARTIES

	December 31,
	2020	2019
Financial derivatives**	$174,380	$57,883
USDT Coin	15,462	*
Cash held on account with counterparties	4,296	7,440
	$194,138	$65,323

____________

*        Less than $1

**      Includes as of December 31, 2020 and 2019: financial derivatives (including cash held as collateral) in respect of: equities $123,399 and $15,697, exchange rates $7,347 and $5,695, cryptoassets $7,842 and $0, commodities $11,471 and $11,362, and a liquid asset buffer in respect of financial derivatives of $24,321 and $25,129, respectively.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 8:   OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2020	2019
Receivables of cryptoassets	$12,382	$157
Receivables from payment service providers	14,203	3,094
Government authorities	7,677	1,687
Prepaid expenses	6,382	7,877
Income taxes receivable	7,153	6,739
Other receivables	3,900	2,448
	$51,697	$22,002

NOTE 9:   PROPERTY AND EQUIPMENT, NET

	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance as of January 1, 2020	$8,876	$1,264	$4,529	$14,669
Additions	2,594	171	54	2,819
Disposals	—	(212)	—	(212)
Balance as of December 31, 2020	$11,471	$1,223	$4,583	$17,277

Accumulated depreciation:
Balance as of January 1, 2020	(6,521)	(250)	(1,263)	(8,033)
Depreciation	(1,458)	(88)	(413)	(1,959)
Disposals	—	50	—	50
Balance as of December 31, 2020	$(7,979)	$(288)	$(1,676)	$(9,943)
Depreciated balance as of December 31, 2020	$3,492	$935	$2,907	$7,334
	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance as of January 1, 2019	$7,586	$833	$3,604	$12,023
Acquisition of businesses	31	15	2	48
Additions	1,360	416	935	2,711
Disposals	(101)	—	(12)	(113)
Balance as of December 31, 2019	$8,877	$1,264	$4,529	$14,670

Accumulated depreciation:
Balance as of January 1, 2019	(5,367)	(163)	(856)	(6,386)
Acquisition of businesses	(18)	(4)	—	(22)
Depreciation	(1,243)	(83)	(410)	(1,736)
Disposals	(108)	—	3	111
Balance as of December 31, 2019	$6,520	$(250)	$(1,263)	$(8,034)
Depreciated balance as of December 31, 2019	$2,356	$1,014	$3,266	$6,636

As of December 31, 2020 and 2019, substantially all of the Company’s property and equipment is located in the Company’s country of domicile (Israel).

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 10:     GOODWILL AND OTHER INTANGIBLE ASSETS

	Customer relationship	IP and Technology	License	Goodwill	Total
Cost:
Balance as at January 1, 2020	$1,033	$1,964	$3,082	$1,801	$7,880
Disposals	—	—	(87)	(200)	(287)
Balance as at December 31, 2020	$1,033	$1,964	$2,995	$1,601	$7,593

Accumulated amortization:
Balance as of January 1, 2020	(58)	(52)	—	—	(110)
Amortization	(343)	(308)	(299)	—	(950)
Balance as of December 31, 2020	$(401)	$(360)	$(299)	$—	$(1,060)
Amortized balance as of December 31, 2020	$632	$1,604	$2,696	$1,601	$6,533
	Customer relationship	IP and Technology	License	Goodwill	Total
Cost:
Balance as at January 1, 2019	$—	$—	$2,246	$1,208	$3,454
Acquisitions of businesses	1,033	1,964	836	1,601	5,434
Impairment	—	—	—	(1,008)	(1,008)
Balance as at December 31, 2019	$1,033	$1,964	$3,082	$1,801	$7,880

Accumulated amortization:
Balance as at January 1, 2019	—	—	—	—	—
Amortization	(58)	(52)	—	—	(110)
Balance as at December 31, 2019	$(58)	$(52)	$—	$—	$(110)
Amortized balance at December 31, 2019	$975	$1,912	$3,082	$1,801	$7,770

NOTE 11:     LEASES

a.      The Group entered into several office space lease agreements. The range lease terms for office space are between 1 year and 13 years. The Group’s lease liability is guaranteed by the assets’ legal ownership of the lessor.

Office spaces
Cost:
Balance as of January 1, 2020	$21,360
Additions	1,235
Balance as of December 31, 2020	$22,595
Accumulated depreciation:
Balance as of January 1, 2020	1,811
Depreciation	2,244
Balance as of December 31, 2020	$4,055
Depreciated balance as of December 31, 2020	$18,540

As of December 31, 2020 and 2019, substantially all of the Company’s office space leased is located in the Company’s country of domicile (Israel).

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 11:     LEASES (cont.)

Office spaces
Cost:
Balance as of January 1, 2019	$—
First time implementation of IFRS 16	21,360
Balance as of December 31, 2019	$21,360
Accumulated depreciation:
Balance as of January 1, 2019	—
Depreciation	1,811
Balance as of December 31, 2019	$1,811
Depreciated balance as of December 31, 2019	$19,549

b.      Amounts recognized in profit or loss and in the statements of cash flows:

	December 31,
	2020	2019
Profit and loss:
Depreciation expense on right-of-use assets	$2,244	$1,811
Interest expense on lease liabilities	1,474	1,258
Expense relating to short-term leases	805	861
Expense relating to variable lease payments not included in the measurement of the lease liability (management fee)	433	381
Total lease expense:	4,956	4,311
The total cash outflow for leases	$3,280	$2,569
Interest rate range	3.71% – 6.85%	3.71% – 6.85%

c.      Maturity analysis of lease liabilities (amounts presented below are contractual, undiscounted lease payments):

	December 31,
	2020	2019
Current maturities	$3,652	$2,873
Second year	3,655	2,888
Third year	3,055	2,854
Fourth year	2,911	2,787
Fifth year and thereafter	19,979	21,453
Total undiscounted cash flows	33,252	32,855

Less – imputed interest	(8,827)	(9,620)
Present value of lease liabilities	$24,425	$23,235
Less – current portion of lease liabilities	(2,182)	(1,454)
Non-current portion of lease liabilities	$22,243	$21,781

NOTE 12:     RECEIVABLE FROM OMNIBUS ACCOUNTS

	December 31,
	2020	2019
Users’ equity	$(4,287,163)	$(890,736)
Less- segregated user funds	4,330,343	905,189
Receivable from omnibus accounts	$43,180	$14,453

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 12:     RECEIVABLE FROM OMNIBUS ACCOUNTS (cont.)

Segregated user funds comprise: 1) user cash held in segregated bank accounts (“user money”) of $1,333,067 and $419,969 as of December 31, 2020 and 2019, respectively; 2) user cryptoassets segregated in cryptoasset wallets of $1,162,879 and $348,339 as of December 31, 2020 and 2019, respectively; and 3) user equities held in segregated accounts of $1,834,397 and $136,881, as of December 31, 2020 and 2019, respectively.

NOTE 13:     ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2020	2019
Payable to counterparties	$21,427	$1,193
Employee and payroll accruals	29,278	12,474
Marketing accrued expenses	29,166	8,902
Government authorities	1,039	1,305
Other accrued expenses	20,621	8,243
Income taxes payable	10,019	531
	$111,550	$32,648

NOTE 14:     EQUITY

a.      Composition of share capital:

	Authorized		Issued and outstanding
	December 31,		December 31,
	2020	2019	2020	2019
	Number of shares
Shares with no par value:
Common shares(1)	21,090,436	21,090,436	4,679,890	4,598,122
Preferred A shares(2)	1,738,247	1,738,247	1,577,416	1,577,416
Preferred B shares(2)	2,878,640	2,878,640	2,831,697	2,831,697
Preferred C shares(2)	1,771,440	1,771,440	1,753,408	1,753,408
Preferred C-2 shares(2)	1,710,426	1,710,426	1,706,525	1,706,525
Preferred D shares(2)	2,479,936	2,479,936	2,302,151	2,302,151
Preferred E shares(2)	3,648,714	3,648,714	2,432,498	2,432,498
	35,317,839	35,317,839	17,283,585	17,201,817
__________ 1. Common shares:

The common shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share confers one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

2.     Preferred shares:

The Preferred A, B, C, C-2, D and E shares confer upon their holders all the rights conferred by common shares (on an as converted basis), in addition to certain rights mentioned in the Company’s Articles of Association, inter alia, the following:

i.     Right to receive dividend — no payment of any dividends shall be declared or paid unless an equal and ratable dividend is first received or simultaneously declared and paid on the preferred shares.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 14:     EQUITY (cont.)

ii.     Liquidation rights — in the event of any liquidation or Deemed Liquidation, the Company shall distribute to the holders of the Preferred shares, prior to and in preference to any payments to other holders, a per share amount equal to the greater of the original issuance price for each of their shares (and with respect to the Preferred E, Preferred D shares and the Preferred C and C-2 shares: plus any declared but unpaid dividend and minus dividends declared following the closing of the E Round SPA) or such amount per share that would have been payable had each share been converted into common shares immediately prior to such liquidation event. The liquidation order is such that Preferred E, Preferred D, Preferred C and C-2 (as one class), B and A shareholders shall be entitled, in their respective order, to receive, prior and in preference to the above order to any distribution of any asset, capital, earnings or surplus funds of the corporation. Any remaining assets available for distribution shall be distributed to the holders of common shares.

iii.     Redemption rights — in the event of a Deemed Liquidation event, if the Company does not pay the liquidation preference payments to the holders of Preferred shares within 120 days after such Deemed Liquidation event, the holders of Preferred shares may require that the Company use the net proceeds of such Deemed Liquidation Event for the redemption of their shares at a price per share equal to the liquidation amount. In the event that such funds are not sufficient to redeem all the preferred shares, the Company shall first redeem the Preferred E shares, thereafter, the Preferred D shares, thereafter, the Preferred C and C-2 shares, thereafter the Preferred B shares and thereafter the Preferred A shares.

iv.     Voting rights — the approval of the holders of the majority of the Preferred shares and the majority of the Preferred E shares, Preferred D, Preferred C and C-2 shares is required for the approval of certain special resolutions.

v.     Election of directors — the Company’s Memorandum and Articles of Association confer certain rights with respect to appointing directors to certain classes of shares of the Company.

vi.     Registration rights — the Company’s Investor Rights Agreement, dated March 21, 2018, provides for Registration Rights to the holders of the majority of Preferred C and C-2 shares as well as the holders of Preferred A and B shares, which are inferior to such rights of the Preferred E shares, Preferred D shares and the Preferred C and C-2 shares.

vii.     Automatic and optional conversion — shares of Preferred shares are convertible into common shares automatically upon the occurrence of certain events as provided for in the Company’s Articles of Association or at the option of the holders of such shares.

viii.     Anti-dilution protection — the Memorandum and Articles of Association of the Company provide for certain anti-dilution protection for the holders of Preferred E shares, Preferred D shares and the Preferred C and C-2 shares.

ix.     Additional rights — the agreements signed within the investment round that took place on March, 2018, confer some additional rights to holders of Preferred shares. Such rights include: preemptive rights, secondary right of first refusal, co-sale rights and drag-along rights.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 14:     EQUITY (cont.)

The Preferred shares, including all of their features and components (redemption rights, dividend rights and conversion rights) are classified as equity (Preferred shares premium) because the Preferred shares do not include a contractual obligation of the Company to deliver cash or another financial asset (other than upon liquidation or upon other events that are within the control of the Company ) or variable number of the Company’s common shares to the investors.

b.      Movement in share capital:

Issued and outstanding share capital (there is no par value):

Number of Shares
Balance as of January 1, 2019	$17,019,823
Issuance of Common Shares in respect of assets acquisition*	2,429
Exercise of employees’ options into Common Shares	179,565
Balance as of December 31, 2019	$17,201,817

Exercise of employees’ options into Common Shares	81,768
Balance as of December 31, 2020	$17,283,585

__________

*        In 2019, the Company consummated an asset acquisition for a purchase price of $426 comprised of issuance of 2,429 Company’s shares and 4,858 warrants to purchase common shares valued at $300 and cryptoassets valued at $126.

c.      Employee share option plan:

On May 14, 2007, the Company’s Board adopted the eToro Group Ltd. 2007 Employee Share Option Plan (the “Plan”).

As of December 31, 2020 the Company had reserved 4,689,770 of common shares available for issuance to employees, directors, officers and consultants of the Company and its subsidiaries. On September 15, 2020, the Company resolved to reserve an additional 800,000 of common shares. The unallocated pool for the years ended December 31, 2020 and 2019 consists of 814,736 and 182,280 common shares, respectively.

The fair value of stock-based awards, granted in 2020 and 2019, was estimated using the Black & Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	2020	2019
Weighted average expected term (years)	4.20	4.23
Interest rate	0.88%	1.66%
Volatility	41%	39%
Dividend yield	0%	0%

Based on the above inputs, the average fair value of the options granted in the years ended December 31, 2020 and 2019, was determined at $34.12 and $12.80 per option, respectively.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 14:     EQUITY (cont.)

The share based payment expense was recorded in the statement of profit or loss and other comprehensive income as follows:

	Year ended December 31,
	2020	2019
Research and development	$1,828	$1,440
Selling and marketing	680	556
General, administrative and operating	2,257	2,255
	$4,765	$4,251

The changes in outstanding options were as follows:

	Year ended December 31,
	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Options at beginning of year	2,036,279	12.23	1,765,450	7.64
Granted	283,750	28.57	508,363	25.58
Exercised	(81,768)	8.71	(179,565)	2.69
Forfeited	(115,456)	24.07	(57,969)	19.04
Options outstanding at end of year	2,122,055	21.30	2,036,279	12.23
Options exercisable at end of year	1,405,772	8.40	1,222,016	6.42

__________

1.       The weighted average remaining contractual life for the share options outstanding as of December 31, 2020 and 2019 was 6.42 years and 6.97 years, respectively.

d.      Secondary transactions:

In May 2019, certain investors and employees of the Company entered into an agreement with new investors to sell an aggregate amount of 555,825 Preferred and common shares at a price per share that was mutually agreed by the parties. The selling holders of the Preferred shares agreed to convert their shares into common shares immediately prior to the transaction.

During October and December 2020, certain investors in the Company sold an aggregate of 473,627 Preferred and common shares at a price per share that was mutually agreed by the parties.

NOTE 15:     TAXES ON INCOME (TAX BENEFIT)

a.      Tax laws applicable in Israel:

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 73):

Amendment 73 to the Law prescribes special tax tracks for technological enterprises, which became effective in 2017, as follows:

Preferred Technological Enterprise, as defined in the Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”) will be subject to tax at a rate of 12% on profits deriving from intellectual property which meets the conditions of being treated as “Preferred Technological Income.”

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 15:     TAXES ON INCOME (TAX BENEFIT) (cont.)

Any dividends distributed to “foreign companies,” as defined in the Encouragement Law, deriving from income from the technological enterprise is subject to reduced Israeli withholding tax rate of 20% or lower rates under a relevant tax treaty, if applicable, or 0% if distributed to an Israeli corporation.

b.      Tax rates applicable to the Group:

	Country of incorporation	Applicable corporate tax rate
eToro Group Ltd.	British Virgin Islands*	23%
eToro (Europe) Ltd.	Cyprus	12.5%
eToro Ltd.	Israel**	23%
eToro (UK) Ltd.	UK	19%
eToro USA LLC	USA	21%
eToro Group Trading Ltd.	British Virgin Islands***	12.5%
eToro X Ltd.	Gibraltar	10%
eToro Australia Capital Pty Ltd	Australia	30%
eToro USA Securities Inc.	USA	21%

__________

*        According to an agreement with the Israeli Tax Authority, eToro Group Ltd. was registered for tax purposes in Israel starting January 1, 2015.

**      The statutory corporate tax rate in Israel is 23%. In August 2020, the Company received a pre-ruling approval from the Israel Tax Authority to transition to the Preferred Technological Enterprise track and as a result of the approval, the Company recorded a tax benefit of $11.9 million for the year ended December 31, 2020.

***    eToro Group Trading Ltd. is a tax resident of Cyprus effective date January 1, 2017.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

c.      Tax assessments:

1.      Closed tax assessments:

Tax Year
eToro Group Ltd.	—
eToro (Europe) Ltd.	2012
eToro Ltd.	2014
eToro (UK) Ltd.	2015
eToro USA LLC	—
eToro Group Trading Ltd.	—
eToro X Ltd.	—
eToro Australia Capital Pty Ltd	—
eToro USA Securities Inc.	—

2.      Tax assessment in process:

eToro Ltd. is currently undergoing a corporate income tax assessment in Israel for the tax years 2015-2018. The audit is in early stages of the tax assessment.

3.      Carryforward losses for tax purposes:

As of December 31, 2020, the Group has carryforward operating tax losses and carryforward capital tax losses of $18,063 and $730, respectively.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 15:     TAXES ON INCOME (TAX BENEFIT) (cont.)

d       Deferred income taxes

	Statements of financial position		Statements of profit or loss
	December 31,		Year ended December 31,
	2020	2019	2020	2019
Deferred tax assets:
Research and development costs	$1,291	$4,236	$(2,945)	$833
Employee benefits	1,775	624	1,151	(233)
Leases	371	86	285	86
	3,437	4,946	(1,509)	686
Deferred tax liabilities:
Intangible assets	1,271	975	(296)	403
Investment following business combination	217	295	78	13
Others	55	—	(55)	196
	1,543	1,270	(273)	612
Deferred tax movement	$—	$—	$(1,782)	$1,298
Exchange rate differences			(64)	(143)
Deferred taxes income (expenses)			$(1,846)	$1,155
Deferred tax assets, net	$1,894	$3,676

The deferred taxes are computed using the tax rates expected upon realization.

The deferred taxes are reflected in the statement of financial position as follows:

	December 31,
	2020	2019
Non-current assets	$1,894	$3,676

e.      Taxes on income (tax benefit) included in profit or loss:

	December 31,
	2020	2019
Current taxes (tax benefit)	$12,896	$(2,184)
Deferred taxes (income) expenses	1,846	(1,155)
Tax benefit in respect of previous years	(11,865)	(833)
	$2,877	$(4,172)

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 15:     TAXES ON INCOME (TAX BENEFIT) (cont.)

f.       Theoretical tax:

The reconciliation between the taxes on income (tax benefit), assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income (tax benefit) recorded in profit or loss is as follows:

	December 31,
	2020	2019
Income before taxes on income (tax benefit)	$85,733	$(1,423)
Statutory tax rate	23%	23%
Income tax expense (tax benefit) computed at the statutory tax rate	19,719	(328)

Increase (decrease) in taxes on income (tax benefit) resulting from the following:
Tax benefit arising from first time implementation of Preferred technological enterprise income tax rates (See Note 15a above)	—	(6,002)
Non-deductible expenses for tax purposes	872	1,662
Taxes in respect of previous years	(11,865)	(833)
Increase in unrecognized tax losses in the year	1,888	2,181
Taxable income at other tax rates	(9,099)	(428)
Differences in measurement basis	(847)	(646)
Adjustment of deferred tax balances	2,137	—
Other	72	222
Taxes on income (tax benefit)	$2,877	$(4,172)

NOTE 16:     COMMITMENTS AND CONTINGENT LIABILITIES

a.      As of December 31, 2020, the Group has non-cancelable contractual obligations to vendors of $7,354 due as follows: $4,808 in 2021, $1,784 in 2022 and $762 in 2023 and thereafter.

b.      The Company is subject to claims and lawsuits in the ordinary course of business, which include claims for substantial or unspecified damages. The Company is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records provisions in accordance with IAS 37. The Company records a provision at management’s best estimate when is assesses it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of December 31, 2020 and 2019, the Company did not record a provision in respect of the above.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 17:     SELECTED STATEMENTS OF PROFIT OR LOSS DATA

a.      Net trading income:

	Year ended December 31,
	2020	2019
Trading income, net of trading costs (income)	$470,845	$200,943
Interest income	42,941	30,231
Currency conversion and other income	36,321	21,276
	$550,107	$252,450

For the years ended December 31, 2020 and 2019, no single user accounted for 10% or more of the Group’s consolidated net trading income. The Company’s management does not report or analyze net trading income on a customer or country level as trading costs are managed in a centralized manner. Accordingly, the disclosure in respect of geographic information of net trading income by customer or country is impracticable to provide as the necessary information is not available.

b.      Selling and marketing expenses:

Payroll and related	$27,350	$20,374
Marketing costs *	229,061	120,468
Office and communication	1,912	1,485
Depreciation	1,040	792
Other	1,557	1,867
	$260,920	$144,986

__________

*        includes user acquisition costs, advertising and marketing programs.

c.      Research and development expenses:

	Year ended December 31,
	2020	2019
Payroll and related	$44,395	$29,600
Professional services	5,060	4,223
Office and communication	1,112	782
Information technology and hosting services	12,034	5,285
Depreciation	1,313	1,105
Other	1,170	1,062
	$65,084	$42,057

d.      General, administrative and operating expenses:

Payroll and related	$37,069	$21,607
Payment processing fees	65,140	16,345
Professional services	23,818	11,476
Office and communication	1,718	4,382
Subscription services	2,466	3,707
Depreciation	2,841	1,949
Other	3,879	4,545
	$136,931	$64,011

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 17:     SELECTED STATEMENTS OF PROFIT OR LOSS DATA (cont.)

e.      Financing income:

Revaluation of derivatives	$—	$797
Interest income	$1,445	$1,972
	$1,445	$2,769

f.       Financing expense:

Revaluation of derivatives	$328	$—
Exchange rate differences, net	760	3,772
Bank charges	322	558
Lease liability – interest expense	1,474	1,258
	$2,884	$5,588

NOTE 18:     INVESTMENT IN SIGNIFICANT SUBSIDIARIES

The consolidated financial statements include the following principal subsidiaries of eToro Group Ltd.:

Name	Country of incorporation	Percentage of equity interest	Nature of business
eToro (Europe) Ltd.	Cyprus	100	Permitted to engage in investment trading according to the Cyprus Investment Firm (“CIF”) authorization from the Cyprus Securities and Exchange Commission (“CySEC”).
eToro (UK) Ltd.	UK	100	Authorized to provide regulated financial products and services, by the Financial Conduct Authority (“FCA”).
eToro Aus Capital Pty Ltd.	Australia	100	Licensed to deal in derivatives and foreign exchange contracts as agent and as principal by the Australian Securities and Investments Commission (“ASIC”).
eToro Group Trading Ltd.	BVI	100	Investment trading company and a service provider to Group subsidiaries.
eToro USA LLC	USA	100	Registered Money Services Business (“MSB”) with the Financial Crimes Enforcement Network (FinCEN) and holds Money Transmitter Licenses (“MTLs”) in various U.S. states.
eToro USA Securities Inc.	USA	100	Obtained a broker-dealer license from the Financial Industry Regulatory Authority (“FINRA”).
eToro X Ltd.	Gibraltar	100	Obtained a Distributed Ledger Technology (“DLT”) license from Gibraltar Financial Services Commission. Operating a digital assets exchange and wallet service.
eToro Ltd.	Israel	100	Research, development and support center of the Group.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 19:     BUSINESS COMBINATIONS

Acquisition of Opus Labs NV:

In October 2019, eToro Investment Ltd., a fully-owned subsidiary of the Group, purchased the entire share capital of Opus Labs NV, which developed a portfolio tracker application named Delta.app, in consideration for $3,464. The consideration includes $1,988 that was paid in cash in 2019, while the fair value of the residual consideration of $1,476 as of the acquisition date was contingent on satisfying certain commercial conditions in accordance with the purchase agreement (“Contingent Consideration”). As of December 31, 2020, the Company’s liability for Contingent Consideration is $265. The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and the acquiree. The goodwill recognized is not deductible for income tax purposes.

The fair values of the identifiable assets and liabilities acquired were:

Fair value recognized on acquisition
Assets:
Account receivables and other assets	$302
Customer relationships	909
Technology	1,353
Total Assets	2,564

Liabilities:
Account payables	141
Deferred revenues	166
Other payables	394
Total Liabilities	701

Total identifiable net assets at fair value	1,863

Goodwill arising on acquisition	1,601
Fair value of consideration	$3,464

Acquisition of Marq Millions Ltd:

In December 2019, the Company purchased the entire share capital of Marq Millions Ltd., an authorized electronic money institution authorized by the FCA to issue electronic money (e-money) and provide payment services, for no consideration. According to the agreement, the Company agreed to extend Marq Millions Ltd. a loan in an amount of $781, to cover its operating costs according to an agreed budget.

The loan was converted into equity in April 2020.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 19:     BUSINESS COMBINATIONS (cont.)

The fair values of the identifiable assets and liabilities acquired were:

Fair value recognized on acquisition
Assets
Cash and deposits	$327
Account receivables	394
Fixed assets	16
License and other assets	1,033
Total Assets	1,770

Liabilities
Account payables	989
Total Liabilities	989

Total identifiable net assets at fair value	781
Goodwill arising on acquisition	—
Fair value of consideration	781

The effects of the acquisitions on the Company’s consolidated total net trading income and net income were immaterial.

NOTE 20:     EARNINGS PER SHARE (EPS)

Basic EPS is calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of the Company’s Common shares outstanding during the year. Due to the nature and characteristics of the Company’s Preferred shares which are similar to those of the Common shares, mainly the right to participate in dividends as-if they were converted to Common shares, the Company’s Preferred shares were included in the Basic EPS as part of the weighted average number of Common shares.

Diluted EPS is calculated by dividing the net income attributable to Common equity holders of the parent by the weighted average number of Common shares outstanding during the year plus the weighted average number of Common shares that would be issued on conversion of all the dilutive potential Common shares into Common shares.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 20:     EARNINGS PER SHARE (EPS) (cont.)

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Year ended December 31,
	2020	2019
Net income attributable to Common equity holders of the parent for basic and diluted earnings	$82,856	$2,749
	Number of shares
	2020	2019
Weighted average number of common shares for basic EPS	17,246,260	17,126,591
Effects of dilution from:
Stock options	1,546,983	1,235,853
All potentially dilutive instruments that could effect basic EPS in the future, were included in the calculation of diluted EPS for the periods presented.	18,793,243	18,362,444
Basic earnings per share	$4.80	$0.16
Diluted earnings per share	$4.41	$0.15

Instruments that could potentially dilute basic EPS in the future, but were not included in the calculation of diluted EPS because they are antidilutive for the periods presented.

NOTE 21:     RELATED PARTIES

a.      Related party transactions:

Certain of the Company’s directors, executive officers and principal owners, including immediate family members, are users of the Company’s platform. Fees charged for these users are no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

During the reported periods, the Company waived its right of first refusal with respect to the transfer of shares of the Company’s employees and certain shareholders to iAngels Technologies LP. or its affiliated entities (“iAngels”), which acted as a broker for the sale of the said shares to third parties. iAngels is owned by the spouse of the Company’s Chief Executive Officer,

iAngels also participated as an investor in the pre-PIPE investment in an amount of $1,000, subject to the same terms and conditions as all other investors, as part of the exercise of their preemptive rights pursuant to the Company’s Investors Rights Agreement.

In March 2019, the Company consummated an asset purchase agreement with Firmo Limited, whereby one of the minority shareholders was a related party.

b.      Compensation of key management personnel of the Group recognized as an expense during the reporting period:

	Year ended December 31,
	2020	2019
Short-term employee benefits*	$7,315	$3,250
Share-based payment	1,651	1,269
Total compensation	$8,966	$4,519

____________

*        Includes expenses related to employee investment plan

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 22:     EVENTS AFTER THE REPORTING PERIOD

a.      On January 28, 2021, the Company entered into an agreement with Liquidity Capital II L.P. (“Liquidity”) and certain other lenders to borrow funds to support the Company’s business operations (the “Liquidity Loan Agreement”). Under the terms of this Liquidity Loan Agreement, Liquidity and the other lenders provided the Company a principal amount of $50,000. The maturity date is December 31, 2021. The Liquidity Loan Agreement provides for an annual fixed interest rate of 15.69% to be paid on the last day of each calendar quarter. In the event that the Company breaches the Liquidity Loan Agreement, any unpaid portions of the principal amount or the interest on the principal amount, along with other fees, may become immediately due and payable. Two directors of the Company are directors of Liquidity and the third director of the Company is of a controlling shareholder of Liquidity. Liquidity is indirectly partially owned by an institution which is owned by a shareholder of the Company.

b.      In February 2021, the Company signed an advance investment agreement (the “Investment Agreement”) with certain investors, including existing investors that are deemed related parties. Pursuant to the Investment Agreement the investors made an investment in the Company in an aggregate amount of $250,000 (including $50 million invested by related parties). Concurrently with the consummation of a private placement investment transaction, such $250,000 convertible investment made pursuant to the Investment Agreement will convert into the Company’s common shares, subject to the terms and conditions set forth in the Investment Agreement.

c.      In January through April, 2021, 1,387,660 options to purchase common shares were granted to the Company’s employees and directors, with 1,200,000 of such options issued to an entity controlled by the Company’s Chief Executive Officer and its Executive Director.

d.      On March 16, 2021, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with FinTech Acquisition Corp. V, a Delaware corporation (“FTV”) and Buttonwood Merger Sub Corp., a Delaware corporation and a direct, wholly-owned subsidiary of the Company. (“Merger Sub”). Under the Merger Agreement, Merger Sub will merge with and into FTV, with FTV surviving as a wholly-owned subsidiary of the Company (the “Merger”). The Merger is conditioned on the approval of the merger proposal, the new charter proposal and the material differences charter proposal by the FTV stockholders. Upon consummation of the Merger, the Company will become a publicly traded company. The former stockholders of FTV will become shareholders of the Company.

e.      Prior to the effective time of the Merger, subject to receiving the requisite approval of the Company’s shareholders, the Company intends to (i) effect a conversion, pursuant to which the Company’s Preferred shares will convert into common shares, (ii) effect a reclassification of each common share outstanding immediately following the conversion of the Company’s preferred shares (the “reclassification”), as well as each common share underlying any vested Company options into (a) one common share and (b) a pro rata share of 40,000,000 price adjustment rights and (iii) effect a stock split, pursuant to which the Company’s common shares will split into a number of common shares calculated in accordance with the terms of the Merger Agreement such that each common share will have a value of $10.00 per share.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 22:     EVENTS AFTER THE REPORTING PERIOD (cont.)

f.       In connection with the reclassification, each holder of any eToro common shares, or any vested eToro options, that are outstanding immediately prior to the reclassification will be entitled to receive such holder’s pro rata share of 40,000,000 price adjustment rights. The price adjustment rights represent a right to receive, without any further action required by the holders of such rights, in the aggregate, up to an additional 40,000,000 eToro common shares (post-stock split), 50% of which will automatically vest and be exercised if, at any time on or prior to the last day of the 30th month following the closing date, the stock price of the eToro common shares is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period, and the remaining 50% which will automatically vest and be exercised if, at any time on or prior to the last day of the 60th month following the closing date, the stock price of the eToro common shares is greater than or equal to $17.50 over any 20 trading days within any 30 trading days.

g.      Concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements with certain investors, pursuant to which, on the terms and subject to the conditions set forth in the subscription agreements, such investors agreed to purchase, and the Company agreed to sell, an aggregate of 65,000,000 common shares, for a purchase price of $10.00 per share and at an aggregate purchase price of $650,000. A portion of the proceeds from these subscriptions is expected to be used to pay the consideration in a self-tender offer. The common shares redeemed by tendering shareholders in such self-tender offer are expected to be held by the Company as treasury shares and then promptly issued to certain of the investors purchasing common shares via the subscription agreements as consideration for their cash contributions.

- - - - - - - - - - - - - - - - - - -

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

ETORO GROUP LTD.,

BUTTONWOOD MERGER SUB CORP.

and

FINTECH ACQUISITION CORP. V

dated as of March 16, 2021

Annex A Page No.
Article I DEFINITIONS		A-3
1.1.	Defined Terms	A-3
Article II PRE-CLOSING TRANSACTIONS AND MERGER		A-18
2.1.	Pre-Closing Transactions	A-18
2.2.	Merger	A-21
2.3.	Closing	A-21
2.4.	Closing Deliverables	A-21
2.5.	Certificate of Merger; Effective Time	A-21
2.6.	Effect of Merger	A-22
2.7.	Certificate of Incorporation of the Surviving Company	A-22
2.8.	Bylaws of the Surviving Company	A-22
2.9.	Directors and Officers	A-22
2.10.	Tax Free Recapitalization Matters	A-22
2.11.	Tax Treatment of the Merger	A-22
Article III EFFECT OF MERGER ON EQUITY SECURITIES		A-22
3.1.	Conversion of Merger Sub Stock	A-22
3.2.	Effect on SPAC Shares and SPAC Warrants	A-22
3.3.	No Dissenters’ Rights	A-24
3.4.	Exchange Procedures	A-24
3.5.	Certain Adjustments	A-25
3.6.	Tender Offer Paying Agent	A-26
3.7.	Financing Certificate and Closing Calculations	A-27
3.8.	Withholding Taxes	A-27
3.9.	Taking of Necessary Action; Further Action	A-27
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-28
4.1.	Organization and Qualification	A-28
4.2.	Company Subsidiaries	A-29
4.3.	Capitalization of the Company	A-30
4.4.	Authority Relative to this Agreement	A-31
4.5.	No Conflict; Required Filings and Consents	A-32
4.6.	Compliance; Material Permits	A-32
4.7.	Financial Statements	A-33
4.8.	No Undisclosed Liabilities	A-33
4.9.	Absence of Certain Changes or Events	A-34
4.10.	Litigation	A-34
4.11.	Employee Benefit Plans	A-34
4.12.	Labor Matters	A-35
4.13.	Real Property; Tangible Property	A-37
4.14.	Taxes	A-37
4.15.	Environmental Matters	A-38
4.16.	Intellectual Property	A-39
4.17.	Privacy	A-41
4.18.	Agreements, Contracts and Commitments	A-42
4.19.	PIPE Financing	A-43
4.20.	Insurance	A-43
4.21.	Transactions with Related Parties	A-43

Annex A-i

Annex A Page No.
4.22.	Information Supplied	A-43
4.23.	Anti-Bribery; Anti-Corruption	A-44
4.24.	International Trade; Sanctions	A-44
4.25.	Governmental Grants	A-45
4.26.	Brokers	A-45
4.27.	Disclaimer of Other Warranties	A-45
Article V REPRESENTATIONS AND WARRANTIES OF SPAC		A-46
5.1.	Organization and Qualification	A-46
5.2.	Capitalization	A-46
5.3.	Authority Relative to this Agreement	A-47
5.4.	No Conflict; Required Filings and Consents	A-47
5.5.	Compliance; Material Permits.	A-47
5.6.	SPAC SEC Reports and Financial Statements	A-48
5.7.	Absence of Certain Changes or Events	A-49
5.8.	Litigation	A-49
5.9.	Business Activities	A-49
5.10.	SPAC Material Contracts	A-50
5.11.	SPAC Listing	A-50
5.12.	Trust Account	A-50
5.13.	Taxes	A-51
5.14.	Information Supplied	A-52
5.15.	Employees; Benefit Plans	A-52
5.16.	Insurance	A-52
5.17.	Intellectual Property	A-52
5.18.	Title to Property	A-52
5.19.	Financing	A-52
5.20.	Board Approval; Stockholder Vote	A-52
5.21.	Affiliate Transactions	A-52
5.22.	State Takeover Statutes Inapplicable	A-53
5.23.	Brokers	A-53
5.24.	Residency	A-53
5.25.	SPAC Working Capital Notes	A-53
5.26.	Disclaimer of Other Warranties	A-53
Article VI CONDUCT PRIOR TO THE CLOSING DATE		A-54
6.1.	Conduct of Business by the Company and the Company Subsidiaries	A-54
6.2.	Conduct of Business by SPAC	A-55
6.3.	Requests for Consent	A-57
Article VII ADDITIONAL AGREEMENTS		A-57
7.1.	Registration Statement; Proxy Statement/Prospectus	A-57
7.2.	SPAC Stockholder Approval	A-58
7.3.	Company Shareholder Approval	A-59
7.4.	Certain Regulatory Matters	A-59
7.5.	Other Filings; Press Release	A-61
7.6.	Confidentiality; Communications Plan; Access to Information	A-61
7.7.	Commercially Reasonable Efforts	A-62
7.8.	Company and SPAC Securities Listings	A-62
7.9.	No Claim Against Trust Account	A-62
7.10.	No Solicitation	A-63

Annex A-ii

Annex A Page No.
7.11.	Trust Account	A-65
7.12.	Director and Officer Matters	A-65
7.13.	Tax Matters	A-66
7.14.	Subscription Agreements	A-66
7.15.	Section 16 Matters	A-66
7.16.	Board of Directors	A-67
7.17.	Incentive Equity Plan	A-67
7.18.	Company Financial Statements	A-67
7.19.	Company A&R Articles	A-67
7.20.	Termination of SPAC Agreements	A-68
7.21.	Repayment of SPAC Notes	A-68
7.22.	Disclosure of Certain Matters	A-68
Article VIII CONDITIONS TO THE TRANSACTION		A-68
8.1.	Conditions to Obligations of Each Party’s Obligations	A-68
8.2.	Additional Conditions to Obligations of the Company and Merger Sub	A-68
8.3.	Additional Conditions to the Obligations of SPAC	A-69
Article IX TERMINATION		A-69
9.1.	Termination	A-69
9.2.	Notice of Termination; Effect of Termination	A-70
Article X NO SURVIVAL		A-71
10.1.	No Survival	A-71
Article XI GENERAL PROVISIONS		A-72
11.1.	Notices	A-72
11.2.	Interpretation	A-73
11.3.	Counterparts; Electronic Delivery	A-74
11.4.	Entire Agreement; Third Party Beneficiaries	A-74
11.5.	Severability	A-74
11.6.	Other Remedies; Specific Performance	A-74
11.7.	Governing Law	A-75
11.8.	Consent to Jurisdiction; Waiver of Jury Trial	A-75
11.9.	Rules of Construction	A-75
11.10.	Expenses	A-75
11.11.	Assignment	A-76
11.12.	Amendment	A-76
11.13.	Waiver	A-76
11.14.	Non-Recourse	A-76
11.15.	Legal Representation	A-76
11.16.	Company and SPAC Disclosure Letters	A-76

Annex A-iii

SCHEDULES
Schedule I	Company Voting Agreement Signatories
Schedule II	Termination of SPAC Agreements
EXHIBITS
Exhibit A	SPAC Voting Agreement
Exhibit B	Form of Company Voting Agreement
Exhibit C	Form of Incentive Equity Plan
Exhibit D	Form of Registration Rights Agreement
Exhibit E	IRA Amendment
Exhibit F	ROFR/Co-Sale Amendment
Exhibit G	Voting Amendment
Exhibit H	Form of Lock-Up Agreement
Exhibit I	Form of Amended and Restated Memorandum and Articles of Association
Exhibit J	Price Adjustment Right Term Sheet
Exhibit K	Form of Certificate of Merger
Exhibit L	Form of Certificate of Incorporation of the Surviving Company

Annex A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of March 16, 2021 (this “Agreement”), by and among eToro Group Ltd., a company organized under the laws of the British Virgin Islands (the “Company”), Buttonwood Merger Sub Corp., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and FinTech Acquisition Corp. V, a Delaware corporation (“SPAC”). Each of the Company, Merger Sub and SPAC are individually referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, SPAC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, in anticipation of the Merger (as defined below), the Company has formed Merger Sub;

WHEREAS, the Parties intend that, immediately prior to the Effective Time (as defined below) and following the Expiration Time (as defined below), subject to the receipt of the Company Shareholder Approval (as defined below), (a) each outstanding preferred share, no par value, of the Company (each, a “Company Preferred Share”) will be converted (the “Conversion”) into common shares, no par value, of the Company (each, a “Company Common Shares”) in accordance with, and based on the applicable conversion ratio set forth in, the Company’s Amended and Restated Memorandum and Articles of Association (the “Current Company Articles”), (b) immediately following the Conversion, all outstanding Company Common Shares, and all Company Common Shares underlying Vested Company Options (as defined below), will be reclassified into (i) Company Common Shares and (ii) Price Adjustment Rights (as defined below) (the “Reclassification”) and (c) immediately following the Reclassification, the Company will effect a stock split of each then outstanding Company Common Share, and each Company Common Share underlying any Company Options (as defined below), into such number of Company Common Shares calculated in accordance with Section 2.1(b) (the “Stock Split” and, together with the Conversion and the Reclassification, the “Capital Restructuring”);

WHEREAS, the Parties intend that, for U.S. federal income tax purposes, the Capital Restructuring will constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations (as defined below);

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth herein, the Company may elect to commence a tender offer (as it may be amended from time to time in accordance with this Agreement, the “Self-Tender Offer”) in accordance with Rule 14e-1 under the Exchange Act (as defined below) and other applicable Legal Requirements (as defined below) to purchase all of the Eligible Securities (as defined below) for an aggregate purchase price equal to the Aggregate Tender Offer Consideration (as defined below) and at a price per Eligible Security equal to the applicable Tender Offer Share Price (as defined below);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company has entered into a commitment letter (the “Sponsor Commitment Letter”) with the SPAC Sponsors (as defined below) and certain other Persons, pursuant to which, on the terms and subject to the conditions set forth therein, immediately prior to the Effective Time (as defined below), but after giving effect to the Capital Restructuring, such investors may be required to purchase Company Common Shares at a purchase price of $10.00 per share (the aggregate amount paid, or required to be paid, by such investors to the Company for such shares, if any, being the “Sponsor Commitment”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company has entered into subscription agreements (the “Subscription Agreements”) with certain investors, pursuant to which, on the terms and subject to the conditions set forth therein, immediately prior to the Effective Time, but after giving effect to the Capital Restructuring, such investors will purchase from the Company newly issued Company Common Shares (the “PIPE Investment”);

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth herein, at the Effective Time, (a) Merger Sub shall be merged with and into SPAC (the “Merger”), with SPAC surviving the Merger as a direct wholly-owned subsidiary of the Company and (b) (i) after giving effect to the Sponsor Forfeiture (as defined below), each outstanding share of SPAC Class B Stock (as defined below) issued and outstanding immediately prior to the Effective Time other than Excluded Shares (as defined below), by virtue of the Merger and upon the terms

Annex A-1

and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive the Per Share Merger Consideration (as defined below) and (ii) each share of SPAC Class A Stock (as defined below) issued and outstanding immediately prior to the Effective Time (after giving effect to the SPAC Stockholder Redemption (as defined below)) other than Excluded Shares, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive the Per Share Merger Consideration;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has (a) determined that the Merger is fair to, and in the best interests of, SPAC and the stockholders of SPAC (the “SPAC Stockholders”), (b) approved this Agreement, the Merger and the other Transactions and (c) determined to recommend that the SPAC Stockholders vote to approve the SPAC Stockholder Matters (as defined below) (the “SPAC Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the Transactions, including the Capital Restructuring, the Self-Tender Offer and the Merger are advisable to, and in the best interests of, the Company and its shareholders (the “Company Shareholders”), (b) approved this Agreement, the Transactions, including the Capital Restructuring, the Self-Tender Offer and the Merger, and the agreements entered into in connection herewith and has deemed this Agreement advisable and (c) determined to recommend that the Company Shareholders vote to approve the Company Shareholder Matters (as defined below);

WHEREAS, the board of directors of Merger Sub has approved the execution, delivery and performance of this Agreement, the Transaction Agreements to which Merger Sub is or will be a party and the Merger;

WHEREAS, the Company, as the sole stockholder of Merger Sub, has adopted this Agreement and approved the Merger;

WHEREAS, as a condition to the willingness of, and an inducement to, the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the SPAC Sponsors is entering into a voting agreement with the Company, which is attached hereto as Exhibit A (the “SPAC Voting Agreements”), under which the SPAC Sponsors have agreed to, among other things, vote in favor of the SPAC Stockholder Matters, in each case, pursuant to the terms and subject to the conditions of the SPAC Voting Agreements;

WHEREAS, as a condition to the willingness of, and an inducement to, SPAC to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Voting Agreement Signatories (as defined below) is entering into a voting agreement with SPAC, in substantially the form of Exhibit B attached hereto (the “Company Voting Agreements”), under which the Company Voting Agreement Signatories have agreed to, among other things, vote in favor of the Company Shareholder Matters, in each case, pursuant to the terms and subject to the conditions of the Company Voting Agreements;

WHEREAS, as a condition to the willingness of, and an inducement to, the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, the Company and the SPAC Sponsors are entering into that certain Sponsor Share Surrender and Share Restriction Agreement (the “Sponsor Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, the SPAC Sponsors have agreed to, among other things, contingent upon the Closing, (a) forfeit and surrender to SPAC certain shares of SPAC Class B Stock (as defined below) and the Private Placement Warrants (as defined below) (the “Sponsor Forfeiture”) and (b) subject certain Sponsor Shares (as defined below) to the transfer restrictions set forth therein;

WHEREAS, the Parties intend that, prior to the Closing and subject to obtaining the applicable Company Shareholder Approval, the Company will adopt the Incentive Equity Plan in substantially the form of Exhibit C attached hereto, based on the terms and conditions as reasonably mutually agreed upon between SPAC and the Company, to be effective upon and following the Closing;

WHEREAS, as a condition to the willingness of, and an inducement to, each of SPAC and the Company to enter into this Agreement, in connection with the Merger, the Parties intend that, at the Closing (as defined below), the Company will enter into a Registration Rights Agreement, in substantially the form attached hereto as Exhibit D (the “Registration Rights Agreement”), with certain Company Shareholders and the SPAC Sponsors;

WHEREAS, as a condition to the willingness of, and an inducement to, each of SPAC and the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (a) the Company and

Annex A-2

certain Company Shareholders are entering into an amendment to (i) the Investors’ Rights Agreement (as defined below), which is attached hereto as Exhibit E (the “IRA Amendment”), (ii) the ROFR/Co-Sale Agreement (as defined below), which is attached hereto as Exhibit F (the “ROFR/Co-Sale Amendment”), and (iii) the Existing Voting Agreement (as defined below), which is attached hereto as Exhibit G (the “Voting Amendment”), and (b) the Company, certain Company Shareholders and certain SPAC Stockholders are entering into a lock-up agreement, in substantially the form of Exhibit H attached hereto (the “Lock-Up Agreements”), which will become effective upon the consummation of the Closing; and

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that (a) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder and (b) this Agreement is and is hereby adopted as a “plan of reorganization” with respect to the Merger within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I

DEFINITIONS

1.1. Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 7.10(d)(iv).

“Accepted Shares” shall have the meaning set forth in Section 2.1(d)(v).

“Additional Required Declarations” shall have the meaning set forth in Section 3.4(d).

“Additional SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).

“Advance Investment Agreement” shall mean the Advance Investment Agreement, dated February 8, 2021, by and among the Company and the investors party thereto.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate SPAC Stockholder Redemption Payments Amount” shall mean the aggregate amount of all payments required to be made by SPAC in connection with the SPAC Stockholder Redemption.

“Aggregate Tender Offer Consideration” shall have the meaning set forth in Section 2.1(d)(i).

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Anti-Corruption Laws” shall have the meaning set forth in Section 4.23.

“Audited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Available Cash” shall mean (a) SPAC Cash, plus (b) the proceeds actually paid to the Company upon consummation of the PIPE Investment (it being understood that the amount determined under this clause (b) specifically excludes an amount equal to the product of (i) the aggregate number of Accepted Shares and (ii) the applicable Tender Offer Share Price), plus (c) the Sponsor Commitment.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York or Tel-Aviv, Israel are authorized or required by Legal Requirements to close.

Annex A-3

“Capital Restructuring” shall have the meaning set forth in the Recitals hereto.

“CARES Act” shall mean The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

“Cash Consideration” shall mean $300,000,000.00.

“CEO Director” shall have the meaning set forth in Section 7.16.

“Certificate of Merger” shall have the meaning set forth in Section 2.5(a).

“Certifications” shall have the meaning set forth in Section 5.6(a).

“Class A Preferred Shares” shall mean the Company’s Class A Preferred Shares, no par value per share.

“Class B Preferred Shares” shall mean the Company’s Class B Preferred Shares, no par value per share.

“Class C-2 Preferred Shares” shall mean the Company’s Class C-2 Preferred Shares, no par value per share.

“Class C Preferred Shares” shall mean the Company’s Class C Preferred Shares, no par value per share.

“Class D Preferred Shares” shall mean the Company’s Class D Preferred Shares, no par value per share.

“Class E Preferred Shares” shall mean the Company’s Class E Preferred Shares, no par value per share.

“Class I Directors” shall have the meaning set forth in Section 7.16(a).

“Class II Directors” shall have the meaning set forth in Section 7.16(b).

“Class III Directors” shall have the meaning set forth in Section 7.16(c).

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Company Board” shall have the meaning set forth in Section 7.16.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Code” shall have the meaning set forth in the Recitals.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company A&R Articles” shall mean the Amended and Restated Memorandum and Articles of Association, in substantially the form of Exhibit I.

“Company Acquisition Proposal” shall have the meaning set forth in Section 7.10(f)(i).

“Company Board” shall have the meaning set forth in the Recitals hereto.

“Company Change in Recommendation” shall have the meaning set forth in Section 7.10(e).

“Company Closing Statement” shall have the meaning set forth in Section 3.7(b).

“Company Common Shares” shall mean the common shares, no par value per share, of the Company.

“Company Directors” shall have the meaning set forth in Section 7.16.

“Company Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“Company IT Systems” shall have the meaning set forth in Section 4.16(j).

“Company Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) the ability of the Company to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or

Annex A-4

in combination, be taken into account in determining whether a Company Material Adverse Effect pursuant to the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural or man-made disasters; (iii) epidemics, pandemics, including COVID-19 or any COVID-19 Measures, or other public health emergencies; (iv) changes attributable to the public announcement or the pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by any Governmental Entity after the date of this Agreement; (vi) changes in IFRS (or any interpretation thereof) after the date of this Agreement; (vii) any change in general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events, changes or conditions generally affecting the industries and markets in which any Group Company operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Company Material Adverse Effect (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); or (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, (B) taken with the prior written consent of or at the prior written request of SPAC or (C) taken by, or at the request of, SPAC ((i)-(x), the “Excluded Events”); provided, further that, if any state of facts, developments, changes, circumstances, occurrences, events or effects described in clause (i), (iii), (v), (vi) or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of the Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the Group Companies conduct their respective operations, then such state of facts, developments, changes, circumstances, occurrences, events or effects may be taken into account (unless otherwise excluded) in determining whether a Company Material Adverse Effect has occurred, but solely to the extent of such disproportionate impact.

“Company Material Contract” shall have the meaning set forth in Section 4.18(a).

“Company Option” shall have the meaning set forth in Section 2.1(b)(ii).

“Company Optionholder(s)” shall have the meaning set forth in Section 2.1(b)(ii).

“Company Parties” shall have the meaning set forth in Section 4.4.

“Company Pre-Closing Notice of Disagreement” shall have the meaning set forth in Section 3.7(a).

“Company Preferred Shares” shall have the meaning set forth in the Recitals hereto.

“Company Real Property Leases” shall have the meaning set forth in Section 4.13(b).

“Company Registered Intellectual Property” shall have the meaning set forth in Section 4.16(a).

“Company Securities” shall have the meaning set forth in Section 3.8(b).

“Company Shareholder Approval” shall mean (a) with respect to (i) the Conversion and (ii) the determination that the Price Adjustment Rights shall be deemed Exempted Securities (as defined in the Current Company Articles), the affirmative vote or written consent of the holders of a majority of the then outstanding Specified Preferred Shares, voting together as a single class, and (b) with respect to (i) the adoption of the Company A&R Articles, (ii) the determination that the Transactions shall not constitute a Deemed Liquidation Event (as defined in the Current Company Articles) and (iii) the approval and adoption of this Agreement and approval of the Transactions, including the Reclassification, Stock Split, Self-Tender Offer, adoption of the Incentive Equity Plan, Merger and the issuance of the Price Adjustment Rights in the Reclassification, the affirmative vote or written consent of (A) the holders of a majority of the outstanding Company Preferred Shares, voting together as a single class, and (B) the holders of a majority of the outstanding Specified Preferred Shares, voting together as a single class.

“Company Shareholder Matters” shall mean the (a) Conversion, (b) adoption of the Company A&R Articles, (c) determination that the Transactions shall not constitute a Deemed Liquidation Event (as defined in the Current Company Articles), (d) approval and adoption of this Agreement and approval of the Transactions, including the

Annex A-5

Reclassification, Stock Split, Self-Tender Offer, adoption of the Incentive Equity Plan, Merger and issuance of the Price Adjustment Rights in the Reclassification and (e) determination that the Price Adjustment Rights shall be deemed Exempted Securities (as defined in the Current Company Articles).

“Company Shareholders” shall have the meaning set forth in the Recitals hereto.

“Company Shares” shall mean the Company Common Shares and the Company Preferred Shares, taken together or individually, as indicated by the context in which such term is used and, following the Reclassification, any Company Common Shares.

“Company Stock Plan” shall mean the Company’s Employee Share Option Plan (2007).

“Company Subsidiaries” shall have the meaning set forth in Section 4.2(a).

“Company Termination Fee” shall have the meaning set forth in Section 9.2(b).

“Company Transaction Costs” shall mean all fees, costs and expenses incurred by any Group Company prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions including any such amounts which are triggered by or become payable as a result of the Closing; provided that under no circumstances shall any fees, costs or expenses incurred by any Group Company at the request or direction of SPAC or any SPAC Sponsor constitute Company Transaction Costs.

“Company Value” shall mean $9,301,000,000.00.

“Company Voting Agreement Signatories” shall mean those Persons set forth on Schedule I to this Agreement identified as Company Voting Agreement Signatories.

“Company Voting Agreements” shall have the meaning set forth in the Recitals hereto.

“Company Warrants” shall have the meaning set forth in Section 3.2(d)(i).

“Confidentiality Agreement” shall mean that certain Non-Disclosure Agreement, dated February 11, 2021, by and between SPAC and the Company, as amended and joined from time to time.

“Continental Trust” shall have the meaning set forth in Section 5.12(a).

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Conversion” shall have the meaning set forth in the Recitals hereto.

“Conversion Shares” shall have the meaning set forth in Section 2.1(e).

“COVID-19” shall mean the presence, transmission, threat or fear of a novel coronavirus, including COVID-19 or SARS-CoV-2, or any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean any restriction, quarantine, “shelter in place,” “stay at home,” workforce reduction, school closure or in-person or other attendance modification or restriction, social distancing, shut down, closure, sequester, safety or similar requirement of law, order or regulation, directive, guidelines, suggestion or recommendation promulgated, ordered, made or threatened by any industry group, business or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, including the CARES Act.

“Current Company Articles” shall have the meaning set forth in the Recitals hereto.

“Current Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of December 3, 2020, by and among SPAC, the SPAC Sponsors and the other parties thereto.

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“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re -export transfer or import of goods, software, technology, technical data and services.

“Customs & International Trade Laws” shall mean the applicable import, customs and trade, export and anti-boycott laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including: (i) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (International Trade Administration), the U.S. International Trade Commission, the U.S. Department of Commerce (Bureau of Industry and Security), the U.S. Department of State (Directorate of Defense Trade Controls) and their predecessor agencies; (ii) the Tariff Act of 1930; (iii) the Export Administration Act of 1979; (iv) the Export Control Reform Act of 2018; (v) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (vi) the Arms Export Control Act; (vii) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (viii) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (ix) the anti-boycott laws and regulations administered by the U.S. Department of Commerce; and (x) the anti-boycott laws and regulations administered by the U.S. Department of the Treasury.

“D&O Indemnification Provisions” shall have the meaning set forth in Section 7.12(a).

“Delaware Secretary of State” shall have the meaning set forth in Section 2.5(a).

“Derivative Transaction” shall mean any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, retail margined, financed or leveraged commodity transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, crypto currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DGCL” shall have the meaning set forth in Section 2.2(a).

“Effective Time” shall have the meaning set forth in Section 2.5(b).

“Eligible Securities” shall mean (a) all Company Preferred Shares that are issued and outstanding as of the Expiration Time, (b) all Company Common Shares that are issued and outstanding as of the Expiration Time; provided that if any such Company Common Share is a Section 102 Share, then such Section 102 Share shall only qualify as an Eligible Security if, as of the Expiration Time, the Holding Period applicable to such Section 102 Share has expired and (c) all Company Common Shares underlying Company Options that, as of the Expiration Time, are Vested Company Options; provided that if any such Vested Company Option is a Section 102 Option, then such Section 102 Option shall only qualify as an Eligible Security if, as of the Expiration Time, the Holding Period applicable to such Section 102 Option has expired.

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether oral or written, which any Group Company sponsors or maintains for the benefit of its current or former employees, individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any Group Company has any direct or indirect liability.

“Enforcement Exceptions” shall have the meaning set forth in Section 4.4.

“Environmental Laws” shall mean any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (a) the protection, investigation or restoration of the environment, health and safety (concerning exposure to Hazardous Substances), or natural resources; (b) the

Annex A-7

handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (c) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property, and shall include, but not be limited to, federal statues known as the Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Endangered Species Act, Hazardous Materials Transportation Act, Migratory Bird Treaty Act, National Environmental Policy Act, Occupational Safety and Health Act, Oil Pollution Act of 1990, Resource Conservation and Recovery Act, Safe Drinking Water Act and Toxic Substances Control Act.

“ERISA” shall mean the Employment Retirement Income Security Act of 1974.

“ERISA Affiliates” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its subsidiaries is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934.

“Exchange Agent” shall have the meaning set forth in Section 3.4(a).

“Excluded Eligible Securities” shall have the meaning set forth in Section 2.1(d)(iii).

“Excluded Event” shall have the meaning set forth in the definition of Company Material Adverse Effect.

“Excluded Shares” shall have the meaning set forth in Section 3.2(b).

“Existing Voting Agreement” shall mean the Fifth Amended and Restated Voting Agreement, by and among the Company and certain Company Shareholders party thereto, dated February 5, 2021, and as amended by the Voting Amendment.

“Expiration Time” shall have the meaning set forth in Section 2.1(d)(iv).

“FCA” shall mean the U.K. Financial Conduct Authority.

“Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Financing Certificate” shall have the meaning set forth in Section 3.7(a).

“Foreign Plan” shall have the meaning set forth in Section 4.11(j).

“FSMA” shall mean the Financial Services and Markets Act 2000.

“Fully-Diluted Company Share Amount” shall mean, as of immediately following the Reclassification and immediately prior to the consummation of the Stock Split, the total number of issued and outstanding Company Common Shares plus the total number of Company Common Shares underlying any outstanding Company Options. Fully-Diluted Company Share Amount does not include the Conversion Shares or any Company Common Shares issuable in the PIPE Investment, but does include the Accepted Shares.

“Fundamental Representations” shall mean: (a) in the case of the Company and Merger Sub, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than the second sentence thereof); the second sentence of Section 4.2(a) (Company Subsidiaries); Section 4.4 (Authority Relative to this Agreement); Section 4.5(a)(i) (No Conflict; Required Filings and Consents) and Section 4.26 (Brokers); and (b) in the case of SPAC, the representations and warranties contained in Section 5.1 (Organization and Qualification); Section 5.2 (Capitalization); Section 5.3 (Authority Relative to this Agreement); Section 5.4(a)(i) (No Conflict; Required Filings and Consents); Section 5.9 (Business Activities); Section 5.12 (Trust Account); Section 5.20 (Board Approval; Stockholder Vote) and Section 5.23 (Brokers).

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, a memorandum and articles of association, certificates of incorporation or formation, bylaws, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” shall mean, with respect to the United States, Israel, British Virgin Islands or any other foreign or supranational entity: (a) any federal, provincial, state, local, municipal, foreign, national or international

Annex A-8

court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality or tribunal, or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

“Governmental Grant” shall mean any grant, incentive, subsidy, award, loan, cost sharing arrangement or reimbursement arrangement provided or made available by or on behalf of or under the authority of the Israeli Innovation Authority, the Investment Center, and any other bi- or multi-national grant program, framework or foundation (including the BIRD foundation) for research and development, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity, in each case that would cause any limitation or restriction on the Group Companies’ use, sale, license, assignment, lease, transfer or securitization of any Owned Intellectual Property.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Group Company Software” shall mean all proprietary Software owned, developed or currently being developed, by or for any of the Group Companies.

“Hazardous Substances” shall mean any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous” under any applicable Legal Requirements pertaining to the environment.

“Holding Period” shall mean a period during which Section 102 Options and Section 102 Shares are required by the provisions of Section 102 to be held by the Section 102 Trustee in order to qualify for Tax at the rate set forth in Section 102(b)(2) of the Ordinance.

“IFRS” shall mean the International Financial Reporting Standards.

“Inbound Licenses” shall have the meaning set forth in Section 4.18(a)(ix).

“Incentive Equity Plan” shall have the meaning set forth in Section 7.17.

“Incidental Inbound Licenses” shall mean any (a) non-disclosure/confidentiality agreement (or other Contract that includes confidentiality provisions) entered into in the ordinary course of business that provides any of the Group Companies a limited, non-exclusive right to access or use Trade Secrets; (b) Contract that authorizes any of the Group Companies to identify another Person as a customer, vendor, supplier or partner of such Group Company; (c) non-exclusive license for Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement for off-the-shelf Software that is generally commercially available; (d) non-exclusive licenses for Software involving consideration in an amount less than $5,000,000; and (e) license to Open Source Software.

“Insurance Policies” shall have the meaning set forth in Section 4.20.

“Intellectual Property” shall mean all rights, title and interest in or relating to intellectual property throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all copyrights and copyrightable subject matter, whether registered or unregistered, including any of the foregoing that protect original works of authorship fixed in any tangible medium of expression, including literary works, pictorial and graphic works (collectively, “Copyrights”); (c) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (d) all Internet domain names and social media accounts; (e) trade secrets, technology, discoveries and improvements, know-how, proprietary rights, formula, and confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) all moral rights of authors

Annex A-9

and inventors, however denominated, rights of publicity and privacy, and database rights; (g) all applications and registrations, and any renewals, extensions and reversions, of the foregoing; and (h) all other intellectual property rights, proprietary rights, or confidential information and materials.

“Intended Tax Treatment” shall have the meaning set forth in the Recitals hereto.

“Intentional Fraud” shall mean, with respect to a Party, actual and intentional common law fraud with respect to the representations or warranties contained in this Agreement.

“Intervening Event” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, in each case, other than any Excluded Event, that (a) individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole, (b) if existing as of the date of this Agreement, was not known, or reasonably capable of being known, to SPAC as of the date of this Agreement and (c) becomes known to SPAC after the date of this Agreement.

“Intervening Event Notice” shall have the meaning set forth in Section 7.2(b).

“Investors’ Rights Agreement” shall mean the Third Amended and Restated Investors’ Rights Agreement, dated as of March 21, 2018, among the Company and the investors party thereto, as amended, including by the IRA Amendment.

“IRA Amendment” shall have the meaning set forth in the Recitals.

“Israeli Business Day” shall mean any day other than a Friday, Saturday or other day on which commercial banks in Tel-Aviv, Israel are authorized or required by Legal Requirements to close.

“ITA” shall mean the Israel Tax Authority.

“Key Employee” shall mean the employees set forth in Section 1.1(a) of the Company Disclosure Letter.

“Knowledge” shall mean the actual knowledge as to a specified fact or event, after a reasonable investigation, of: (a) with respect to the Company, the individuals listed on Section 1.1(b) of the Company Disclosure Letter; and (b) with respect to SPAC, the individuals listed on Section 1.1(b) of the SPAC Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property that any third party Person owns and that any Group Company uses or has the right to use pursuant to a written license or sublicense.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, grant, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Lock-Up Agreements” shall have the meaning set forth in the Recitals hereto.

“Material Permits” shall have the meaning set forth in Section 4.6(c).

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 3.2(c)(ii).

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“Merger Consideration Tax Ruling” shall mean a Tax ruling from the ITA, (a) exempting the Company, Merger Sub and their respective agents from any obligation to withhold Israeli Tax from the Merger Consideration payable or otherwise deliverable pursuant to the Merger or clarifying that no such obligation exists, or (b) instructing the Company, Merger Sub and their respective agents on how such withholding is to be executed.

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“NASDAQ” shall have the meaning set forth in Section 5.11.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” shall mean any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires disclosure of source code or requires derivative works based on such Software to be made publicly available under the same license.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 5721-1961, as amended, and the rules and regulations promulgated thereunder, including any publications and clarifications issued by the ITA.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding Company Equity Securities” shall mean (a) the Company Common Shares outstanding immediately prior to the Effective Time (after giving effect to the Conversion) and (b) the Company Common Shares that, immediately prior to the Effective Time, are issuable upon exercise in full of the Vested Company Options.

“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by any of the Group Companies.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Party” shall have the meaning set forth in the Preamble hereto.

“Payee” shall have the meaning set forth in Section 3.8(b).

“Paying Agent” shall have the meaning set forth in Section 3.6(a).

“Paying Agent Agreement” shall have the meaning set forth in Section 3.6(a).

“Payor” shall have the meaning set forth in Section 3.8(a).

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“Per Share Company Value” shall mean the quotient obtained by dividing (a) the Company Value by (b) the Fully-Diluted Company Share Amount.

“Per Share Merger Consideration” shall have the meaning set forth in Section 3.2(c)(i).

“Permitted Lien” shall mean (a) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the financial statements in accordance with IFRS or U.S. GAAP; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) Liens securing any indebtedness of any of the Group Companies; (f) in the case of Intellectual Property, non-exclusive licenses entered into in the ordinary course; (g) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the Group Companies; (h) all

Annex A-11

exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the Group Companies and the rights under the Company Real Property Leases, taken as a whole and do not result in a material liability to the Group Companies; and (i) non-disclosure agreements entered into in the ordinary course of business, Incidental Inbound Licenses, and customary employee Intellectual Property agreements.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for such term or for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Legal Requirement, or by the Group Companies in any of its privacy policies, notices or Contracts, all information that identifies or could be used to identify an individual person or device, whether or not such information is associated with an identifiable individual, including a current, prospective or former investor, end user or employee of any Person, and includes applicable information in any form or media.

“PIPE Investment” shall have the meaning set forth in the Recitals hereto.

“PIPE Investors” shall have the meaning set forth in Section 4.19.

“Pre-PIPE Conversion” shall have the meaning set forth in Section 2.1(e).

“Price Adjustment Right” shall have the meaning set forth in Section 2.1(a)(ii).

“Price Adjustment Right Tax Ruling” shall mean a Tax ruling from the ITA according to which the receipt of Price Adjustment Rights by each Company Shareholder and applicable Company Optionholder and the subsequent receipt of additional Company Common Shares pursuant to such Price Adjustment Rights each shall not constitute taxable events, or setting forth other determinations regarding the Tax treatment of the receipt of Price Adjustment Rights and of additional Company Common Shares pursuant thereto that are acceptable to the Company.

“Prior Preferred Share Purchase Agreements” shall mean all Preferred Share Purchase Agreements entered into by the Company and the respective investors party thereto providing for the sale and issuance by the Company of any Company Preferred Shares.

“Privacy Laws” shall mean any and all applicable Legal Requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, use, storage, processing, safeguarding, security (both technical and physical), destruction, disclosure or transfer (including cross-border) of Personal Information, including the Federal Trade Commission Act, General Data Protection Regulation, Regulation 2016/679/EU (GDPR), Israel’s Protection of Privacy Law 5741-1981, the applicable guidelines and policies of the Israeli Database Registrar and the Israeli Privacy Protection Authority, and any and all applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Private Placement Warrants” shall have the meaning set forth in Section 5.2(a).

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 7.1(a).

“Proxy Statement/Prospectus Clearance Date” shall mean the date on which the Registration Statement is declared effective by the SEC under the Securities Act.

“Proxy Statement/Prospectus Mailing Date” shall have the meaning set forth in Section 7.2(a).

“Public Warrants” shall have the meaning set forth in Section 5.2(a).

“Reclassification” shall have the meaning set forth in the Recitals hereto.

“Reference Date” shall mean January 1, 2019.

“Registration Rights Agreement” shall have the meaning set forth in the Recitals hereto.

“Registration Statement” shall have the meaning set forth in Section 7.1(a).

Annex A-12

“Regulated Group Company” shall have the meaning set forth in Section 4.6(a).

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Remaining Cash Consideration” shall have the meaning set forth in Section 2.1(d)(v).

“Representatives” shall have the meaning set forth in Section 7.10(a).

“Required Financial Statements” shall have the meaning set forth in Section 7.18.

“Required Regulatory Approvals” shall have the meaning set forth in Section 7.4(a).

“Required Regulatory Filings” shall have the meaning set forth in Section 7.4(a).

“ROFR/Co-Sale Agreement” shall mean the Third Amended and Restated Right of First Refusal and Co-Sale Agreement, by and among the Company and the investors party thereto, dated March 21, 2018, as amended, including by the ROFR/Co-Sale Amendment.

“ROFR/Co-Sale Amendment” shall have the meaning set forth in the Recitals.

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, any European Union member state or any Persons or entities listed as “Enemy Countries” pursuant to the Israeli Trade with the Enemy Ordinance, 1939 or any similar list maintained by any Governmental Entity in a jurisdiction in which a Group Company operates and which would be applicable to such Group Company; (ii) any Person located, organized, or resident in a Sanctioned Country; or (iii) any Person 50% or more owned, directly or indirectly, or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom, Israel or any other Governmental Entity that pertains to any of the Group Companies or its business.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 5.6(a).

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 102” shall mean Section 102 of the Ordinance and any regulations, rules, orders or other legislative item promulgated thereunder as now in effect or as hereafter enacted or amended.

“Section 102 Option” shall mean any option to purchase Company Common Shares that was granted and is subject to Tax pursuant to Section 102(b)(2) of the Ordinance.

“Section 102 Shares” shall mean Company Common Shares that were either (a) issued pursuant to Section 102 and are subject to Tax pursuant to Section 102(b)(2) of the Ordinance or (b) issued upon exercise of Section 102 Options.

“Section 102 Trustee” shall mean the trustee appointed by the Company to hold Section 102 Shares and Section 102 Options pursuant to Section 102.

“Securities Act” shall mean the United States Securities Act of 1933.

“Self-Tender Offer” shall have the meaning set forth in the Recitals hereto.

Annex A-13

“Significant Company Subsidiary” shall mean each Company Subsidiary other than those that would not constitute a “significant subsidiary” as such term is defined in Rule 1-02(w) of Regulation S-X under the Securities Act.

“Signing Form 8-K” shall have the meaning set forth in Section 7.5(a).

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“SPAC” shall have the meaning set forth in the Preamble hereto.

“SPAC Board” shall have the meaning set forth in the Recitals hereto.

“SPAC Business Combination” shall have the meaning set forth in Section 7.10(b).

“SPAC Cash” shall mean an amount equal to the aggregate amount of cash contained in the Trust Account immediately prior to the Closing less (i) the Aggregate SPAC Stockholder Redemption Payments Amount and (ii) the aggregate amount owed under the SPAC Working Capital Notes.

“SPAC Change in Recommendation” shall have the meaning set forth in Section 7.2(b).

“SPAC Class A Stock” shall have the meaning set forth in Section 5.2(a).

“SPAC Class B Stock” shall have the meaning set forth in Section 5.2(a).

“SPAC Counsel” shall have the meaning set forth in Section 11.15.

“SPAC Counsel Privileged Communications” shall have the meaning set forth in Section 11.15.

“SPAC Counsel Waiving Parties” shall have the meaning set forth in Section 11.15.

“SPAC Counsel WP Group” shall have the meaning set forth in Section 11.15.

“SPAC D&O Indemnified Party” shall have the meaning set forth in Section 7.12(a).

“SPAC D&O Tail Policy” shall have the meaning set forth in Section 7.12(b).

“SPAC Director” shall have the meaning set forth in Section 7.16.

“SPAC Disclosure Letter” shall have the meaning set forth in the preamble to Article V.

“SPAC Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of SPAC and its Subsidiaries, taken as a whole; or (b) the ability of SPAC to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect pursuant to the foregoing clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, wild fires or other natural or man-made disasters; (iii) epidemics, pandemics (including COVID-19 or any COVID-19 Measures); (iv) changes attributable the public announcement or the pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees, payors or other third-parties related thereto); (v) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by any Governmental Entity after the date of this Agreement; (vi) changes in U.S. GAAP (or any interpretation thereof) after the date of this Agreement; (vii) general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events or conditions generally affecting the industries and markets in which SPAC operates; (ix) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that this clause (ix) shall not prevent a determination that the underlying facts and circumstances resulting in

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such failure has resulted in a SPAC Material Adverse Effect (unless the underlying facts and circumstances are independently excluded under another clause of this proviso)); or (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, (B) taken with the prior written consent of or at the prior written request of the Company or Merger Sub, or (C) taken by, or at the request of, the Company or Merger Sub; provided, further that, if any state of facts, developments, changes, circumstances, occurrences, events or effects described in clause (i), (iii), (v), (vi) or (vii) above disproportionately and adversely impact the business, assets, financial condition or results of operations of the SPAC relative to similarly situated companies in the industries in which SPAC conducts its operations, then such state of facts, developments, changes, circumstances, occurrences, events or effects may be taken into account (unless otherwise excluded) in determining whether a SPAC Material Adverse Effect has occurred, but solely to the extent of such disproportionate impact.

“SPAC Material Contracts” shall have the meaning set forth in Section 5.10(a).

“SPAC Pre-Closing Notice of Disagreement” shall have the meaning set forth in Section 3.7(b).

“SPAC Preferred Stock” shall have the meaning set forth in Section 5.2(a).

“SPAC Private Units” shall mean equity securities of SPAC each consisting of one share of SPAC Class A Stock and one-third of one Private Placement Warrant.

“SPAC Public Units” shall mean equity securities of SPAC each consisting of one share of SPAC Class A Stock and one-third of one Public Warrant.

“SPAC Recommendation” shall have the meaning set forth the Recitals hereto.

“SPAC Record Date” shall have the meaning set forth in Section 7.2(a).

“SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).

“SPAC Shares” shall have the meaning set forth in Section 5.2(a).

“SPAC Special Meeting” shall have the meaning set forth in Section 7.2(b).

“SPAC Sponsors” shall mean, collectively, FinTech Investor Holdings V, LLC, a Delaware limited liability company, and FinTech Masala Advisors V, LLC, a Delaware limited liability company.

“SPAC Stockholder Approval” shall mean (i) with respect to the approval of the amendment and restatement of SPAC’s certificate of incorporation in the Merger, the affirmative vote of the majority of the outstanding shares of SPAC Class B Stock, (ii) with respect to the approval and adoption of this Agreement and approval of the Merger, the affirmative vote of the holders of at a majority of the outstanding SPAC Shares entitled to vote on the matter at the SPAC Special Meeting, (iii) with respect to the approval of the material differences between the SPAC’s existing certificate of incorporation and the Company A&R Articles, the affirmative vote of the holders of at a majority of the outstanding SPAC Shares entitled to vote on the matter at the SPAC Special Meeting, and (iv) with respect to the adjournment of the SPAC Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the proposals set forth in clauses (i) and (ii) of the definition of SPAC Stockholder Matters, the affirmative vote of the holders of a majority of the votes cast by the SPAC Stockholders present in person or represented by proxy at the SPAC Special Meeting.

“SPAC Stockholder Matters” shall mean (i) the approval and adoption of this Agreement and approval of the Merger, (ii) the approval of the amendment and restatement of SPAC’s certificate of incorporation in the Merger, (iii) the approval of the material differences between the SPAC’s existing certificate of incorporation and the Company A&R Articles, and (iv) a proposal for the adjournment of the SPAC Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals.

“SPAC Stockholder Redemption” shall have the meaning set forth in Section 7.1(a).

“SPAC Stockholders” shall have the meaning set forth in the Recitals hereto.

“SPAC Surrender Documents” shall have the meaning set forth in Section 3.4(d).

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“SPAC Transaction Costs” shall mean (a) all fees, costs and expenses incurred or payable by SPAC prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions or the initial public offering of any SPAC Units or SPAC Shares, including any such amounts which are triggered by or become payable as a result of the Closing and (b) all costs, fees and expenses related to the SPAC D&O Tail Policy and any deferred underwriting commissions and placement fees; provided that under no circumstances shall any fees, costs or expenses incurred by SPAC at the request or direction of another Party constitute SPAC Transaction Costs.

“SPAC Units” shall mean, collectively, the SPAC Private Units and the SPAC Public Units.

“SPAC Voting Agreements” shall have the meaning set forth in the Recitals hereto.

“SPAC Warrants” shall have the meaning set forth in Section 5.2(a).

“SPAC Working Capital Notes” shall mean any promissory notes in an aggregate original principal amount of up to $1,500,000 that are issued by SPAC to the SPAC Sponsor to the extent permitted by this Agreement to meet the working capital needs of SPAC.

“Specified Filing” shall have the meaning set forth in Section 7.4(b).

“Specified Governmental Approval” shall have the meaning set forth in Section 7.4(b).

“Specified Number of Shares” shall have the meaning set forth in Section 2.1(d)(vi).

“Specified Preferred Shares” shall mean the Class C Preferred Shares, Class C-2 Preferred Shares, Class D Preferred Shares and Class E Preferred Shares.

“Split Factor” shall mean the quotient obtained by dividing (a) the Per Share Company Value by (b) $10.00.

“Sponsor Agreement” shall have the meaning set forth in the Recitals hereto.

“Sponsor Commitment” shall have the meaning set forth in the Recitals hereto.

“Sponsor Commitment Letter” shall have the meaning set forth in the Recitals hereto.

“Sponsor Forfeiture” shall have the meaning set forth in the Recitals.

“Sponsor Shares” shall mean the shares of SPAC Class A Stock held by any SPAC Sponsor immediately prior to the Effective Time and the shares of SPAC Class B Stock held by any SPAC Sponsor immediately prior to the Effective Time, but after giving effect to the Sponsor Forfeiture.

“Stock Split” shall have the meaning set forth in the Recitals hereto.

“Subscription Agreements” shall have the meaning set forth in the Recitals hereto.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Superior Proposal” shall have the meaning set forth in Section 7.10(f)(ii).

“Superior Proposal Notice” shall have the meaning set forth in Section 7.10(e).

“Superior Proposal Notice Period” shall have the meaning set forth in Section 7.10(e).

“Surviving Company” shall have the meaning set forth in Section 2.2(a).

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“Tax” or “Taxes” shall mean: (a) any and all federal, state, local and non-U.S. taxes, including gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and (b) any liability in respect of any items described in clause (a) above payable by reason of Contract, transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a)(or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Return” shall mean any income and other material return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Tender Offer Conditions” shall have the meaning set forth in Section 2.1(d)(vii).

“Tender Offer Fund” shall have the meaning set forth in Section 3.6(b).

“Tender Offer Share Price” shall mean a price per Eligible Security equal to (a) with respect to each Eligible Security that is an issued and outstanding Company Common Share or Company Preferred Share, the product of (i) $10.00 and (ii) the Split Factor and (b) with respect to each Eligible Security that is a Company Common Share underlying a Vested Company Option, an amount equal to (i) the product of (A) $10.00 and (B) the Split Factor minus (ii) the applicable exercise price with respect to such Vested Company Option, in the case of each of the foregoing clauses (a) and (b), rounding such price per Eligible Security down to the nearest whole cent.

“Tender Offer Tax Ruling” shall mean a Tax ruling from the ITA according to which the Self-Tender Offer with respect to each Accepted Share shall be taxed under the Ordinance as a sale by the holder of the Accepted Shares and shall not result in any Tax liability for the Company.

“Tendered Shares” shall have the meaning set forth in Section 2.1(d)(v).

“Transaction Agreements” shall mean this Agreement, the Registration Rights Agreement, Sponsor Agreement, the Subscription Agreements, the Sponsor Commitment Letter, the Voting Agreements, the Confidentiality Agreement, the Company A&R Articles, the Lock-Up Agreements and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the issuance of the Price Adjustment Rights in the Reclassification, Capital Restructuring, PIPE Investment, the Self-Tender Offer and the Merger.

“Transfer Taxes” shall have the meaning set forth in Section 7.13(a).

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” shall have the meaning set forth in Section 5.12(a).

“Trust Agreement” shall have the meaning set forth in Section 5.12(a).

“Trust Termination Letter” shall have the meaning set forth in Section 7.7.

“Unaudited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Unit Separation” shall have the meaning set forth in Section 3.2(a).

“Unvested Company Option” shall have the meaning set forth in Section 2.1(b)(ii).

“U.S. Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“U.S. GAAP” shall mean the United States generally accepted accounting principles.

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“Valid Certificate” shall mean a valid certificate or ruling issued by the ITA in form and substance reasonably acceptable to the Company and the Paying Agent: (a) exempting any payor from the duty to withhold Israeli Taxes with respect to the applicable payment, (b) determining the applicable rate of Israeli Taxes to be withheld from the applicable payment or (c) providing any other instructions regarding the payment or withholding with respect to the applicable payment.

“Vested Company Options” shall have the meaning set forth in Section 2.1(b)(ii).

“Voting Agreement Signatories” shall mean, collectively, the Company Voting Agreement Signatories and the SPAC Sponsors, as applicable.

“Voting Agreements” shall mean the SPAC Voting Agreements and the Company Voting Agreements.

“Voting Amendment” shall have the meaning set forth in the Recitals.

“WARN Act” shall have the meaning set forth in Section 4.12(h).

“Warrant Agreement” shall mean the Warrant Agreement, dated as of December 3, 2020, between Continental Trust and SPAC.

“Willful Breach” shall mean a Party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.

“Withholding Drop Date” shall have the meaning set forth in Section 3.8(b).

Article II

PRE-CLOSING TRANSACTIONS AND MERGER

2.1. Pre-Closing Transactions.

(a) Conversion and Reclassification.

(i) Subject to the receipt of the Company Shareholder Approval, on the Closing Date, immediately prior to the Reclassification, each Company Preferred Share that is issued and outstanding immediately prior to such time shall automatically convert into a number of Company Common Shares determined in accordance with, and based on the applicable conversion ratio set forth in, the Current Company Articles. Following the Conversion, each of the Company Preferred Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each former holder of Company Preferred Shares shall thereafter cease to have any rights with respect to such securities.

(ii) Subject to the receipt of the Company Shareholder Approval (but without any further action on the part of any holder of any Company Common Shares or any Company Optionholder), immediately following the Conversion and prior to the Stock Split, each outstanding Company Common Share, and each Company Common Share underlying Vested Company Options, will be reclassified in the Reclassification into (A) one Company Common Share and (B) a number of Price Adjustment Rights determined as the product of (1) the aggregate number of Price Adjustment Rights and (2) a fraction, the numerator of which is one, and the denominator of which is the aggregate number of Company Common Shares outstanding plus Company Common Shares underlying Vested Company Options outstanding, in each case immediately prior to the Reclassification; provided that the Company may adjust the terms of the Reclassification and the allocation of the Price Adjustment Rights (only with the prior written consent of SPAC if such adjustment involves any increase in the aggregate number of, or vesting of, Price Adjustment Rights) as may be necessary to address any feedback from the ITA with respect to the Specified Filing (as defined below) applicable to the Price Adjustment Right Tax Ruling or any other Legal Requirement. Following the Reclassification, each of the Company Common Shares that is reclassified into a Company Common Share and the right to receive the applicable portion of the Price Adjustment Rights shall no longer

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be outstanding and shall automatically be canceled and shall cease to exist. As used herein, “Price Adjustment Rights” shall mean rights to receive, without any further action required by the holders of such rights, in the aggregate up to an additional 40,000,000 Company Common Shares on the terms described in Exhibit J.

(iii) The Parties intend that the Price Adjustment Rights will be treated as an adjustment to the Company Value at the Effective Time by adjusting the number of Company Shares held (including Company Common Shares issuable upon exercise of the Price Adjustment Rights) by the Persons who, as of the Effective Time, were Company Shareholders or holders of Vested Company Options.

(b) Stock Split.

(i) Immediately following the consummation of the Reclassification and prior to the consummation of the PIPE Investment, the Company shall effect the Stock Split under which each Company Common Share that is issued and outstanding as of such time shall be split into a number of Company Common Shares determined by multiplying each such Company Common Share by the Split Factor.

(ii) Any Company Common Shares underlying the vested Company Options (a “Vested Company Option”) and any Company Common Shares underlying any unvested Company Options (an “Unvested Company Option”), in each case, as well as the applicable exercise price of each such Vested Company Option and Unvested Company Option, shall be equitably adjusted to give effect to the Stock Split. For purposes of this Agreement, the term (A) “Company Option” shall mean each outstanding and unexercised option to purchase Company Common Shares issued pursuant to the Company Stock Plan from the Company, whether or not then vested or fully exercisable and (B) “Company Optionholder” shall mean any holder of any Company Options.

(iii) Following the completion of the Stock Split, the Company shall promptly update its books and records to account for any Company Common Shares issued pursuant to the Capital Restructuring and the Company Common Shares issuable upon exercise of any Company Options.

(c) PIPE Investment. Immediately following the completion of the Stock Split, the Company will consummate the PIPE Investment.

(d) Self-Tender Offer. The Company may, at any time prior to the second (2nd) Israeli Business Day following the Proxy Statement/Prospectus Clearance Date, commence the Self-Tender Offer in accordance with this Section 2.1(d), Rule 14e-1 under the Exchange Act and other applicable Legal Requirements. In determining whether or not to commence the Self-Tender Offer, the Company will be entitled to consider, among other things, whether it has been able to obtain from the ITA a Tender Offer Tax Ruling on terms that are satisfactory to the Company. The Company expressly reserves the right in its sole and absolute discretion to establish eligibility requirements for determining which Company Shareholders and which holders of Vested Company Options, if any, will be entitled to participate in the Self-Tender Offer and the number of Eligible Securities that each such Company Shareholder will be entitled to tender in the Self-Tender Offer. The Self-Tender Offer will not be conditioned upon any minimum number of Eligible Securities being tendered in the Self-Tender Offer. The Company shall provide SPAC with a reasonable opportunity to review and comment on the offer to purchase and related documents with respect to the Self-Tender Offer prior to the filing or distribution of such documents and shall consider such comments in good faith.

(i) The consideration payable by the Company in the Self-Tender Offer will be the portion of the PIPE Investment, as determined by the Company in its discretion, which will be payable to the Paying Agent in accordance with the Subscription Agreements (such consideration, the “Aggregate Tender Offer Consideration”); provided that in no event shall such Aggregate Tender Offer Consideration exceed the Cash Consideration; provided, further that in no event will any proceeds of the Trust Account be considered Cash Consideration or used to repurchase any shares in the Self-Tender Offer.

(ii) The Company expressly reserves the right to (A) waive any Tender Offer Condition (as defined below) (to the extent permitted under applicable Legal Requirements) or (B) modify the terms of the Self-Tender Offer; provided that the Company shall not, without the prior written consent of SPAC, (1) increase the Aggregate Tender Offer Consideration or, following the time at which the Company commences the Self-Tender Offer, decrease the portion of the Cash Consideration that will be available in the Self-Tender Offer, (2) add to the Tender Offer Conditions, (3) except as otherwise permitted in this

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Section 2.1(d), extend the Expiration Time, or (4) change the form of consideration payable in the Self-Tender Offer. Notwithstanding the foregoing, in the event this Agreement is terminated in accordance with its terms prior to the closing of the Self-Tender Offer, the Company will as promptly as reasonably practicable terminate and withdraw the Self-Tender Offer and return or cause to be returned any Eligible Securities that have been tendered and not withdrawn prior to such time.

(iii) The Company reserves the right, in its sole and absolute discretion, to exclude from the Self-Tender Offer any holder of any Eligible Securities or reject any Eligible Securities, whether or not properly tendered by any holder of Eligible Securities and not properly withdrawn prior to the Expiration Time, in each case, if the Company determines in its reasonable discretion that purchasing such Eligible Securities from such holder would be prohibited under applicable Legal Requirements (including any “accredited investor” or other similar investor status requirements under applicable securities laws) (any such Eligible Securities, the “Excluded Eligible Securities”).

(iv) The initial expiration time of the Self-Tender Offer shall be prior to the occurrence of the Conversion and no earlier than 12:01 a.m. New York City time on the date that is twenty (20) U.S. Business Days after the date on which the Self-Tender Offer was first published or sent to Company Shareholders (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) (the initial “Expiration Time” and any expiration time and date established pursuant to an extension of the Self-Tender Offer in accordance with this Agreement, also an “Expiration Time”). Notwithstanding anything to the contrary set forth in this Agreement, if (A) any of the Tender Offer Conditions is not satisfied or waived on any scheduled Expiration Time or (B) required by applicable Legal Requirement, the Company may extend the Self-Tender Offer to an Expiration Time reasonably selected by the Company in accordance with Rule 14e-1 under the Exchange Act; provided that the Expiration Time shall always be prior to the occurrence of the Conversion and may not be extended beyond the Outside Date without SPAC’s prior written consent.

(v) Except as otherwise provided in Section 2.1(d)(iii), promptly after the Expiration Time, but, in any event, following the consummation of the PIPE Investment, (A) the Company will accept each Accepted Share (as defined below) for payment in accordance with this Agreement and the terms set forth in the offer to purchase and related letter of transmittal and other ancillary documents and instruments pursuant to which the Self-Tender Offer will be made (including a Lock-Up Agreement that each Company Shareholder will be required to execute and deliver as a condition to properly tendering any Company Shares held by such Company Shareholder and that will apply to any Company Shares that are held by such Company Shareholder immediately prior to the Effective Time) and (B) direct the Paying Agent (as defined below) to pay each holder of Accepted Shares (or, in the case of holders of Section 102 Shares, the Section 102 Trustee) an amount equal to the product of the Accepted Shares held by such holder and the applicable Tender Offer Share Price (the portion of the Cash Consideration that remains available after accounting for the payment that is required to be made under this clause (B), the “Remaining Cash Consideration”). As used herein, the term (1) “Tendered Share” shall mean any Eligible Security (other than Excluded Eligible Securities) that, as of the Expiration Time, was properly tendered and not properly withdrawn and (2) “Accepted Shares” shall mean the Tendered Shares, as adjusted to account for the proration mechanics in accordance with Section 2.1(d)(vi).

(vi) In no event shall the Company be required or permitted to accept for payment any Tendered Shares in that would result in the Company paying as consideration in the Self-Tender Offer an amount that exceeds the Aggregate Tender Offer Consideration (such maximum number of Tendered Shares, the “Specified Number of Shares”). In furtherance of the foregoing, if the number of Tendered Shares exceeds the Specified Number of Shares, then each of the tendering Company Shareholders and tendering Company Optionholders shall have their respective number of Tendered Shares proportionally prorated down to the nearest whole number such that the aggregate number of Accepted Shares is equal to the Specified Number of Shares.

(vii) Tender Offer Conditions. The following shall be conditions to the closing of the Self-Tender Offer (the “Tender Offer Conditions”):

(1) the proceeds from the PIPE Investment available to the Company to consummate the Self-Tender Offer shall be no less than the Cash Consideration;

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(2) all of the conditions set forth in Article VIII shall have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition) or, to the extent permitted under applicable Legal Requirement, waived; and

(3) no provision of any applicable Legal Requirement shall restrain, enjoin or otherwise prohibit the consummation of the Self-Tender Offer.

(e) Pre-PIPE Conversion. Concurrently with the consummation of the PIPE Investment, the outstanding Total Investment Amount (as defined in the Advance Investment Agreement) shall be automatically converted into Company Common Shares pursuant to the terms and subject to the conditions set forth in the Advance Investment Agreement (the “Pre-PIPE Conversion” and such Company Common Shares, the “Conversion Shares”).

2.2. Merger.

(a) At the Effective Time, Merger Sub will be merged with and into SPAC upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), whereupon the separate corporate existence of Merger Sub will cease and SPAC will continue its existence under DGCL as the surviving corporation (the “Surviving Company”). As a result of the Merger, the Surviving Company will become a wholly-owned subsidiary of the Company.

(b) From and after the Effective Time, the Surviving Company will possess all the rights, powers, privileges and franchises, and will be subject to all of the obligations, liabilities and duties, of SPAC and Merger Sub, as provided under the DGCL.

2.3. Closing. Unless this Agreement has been terminated and the Transactions have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the consummation of the Merger (the “Closing”) will occur by electronic exchange of documents contemplated by this Agreement to be executed and delivered at the Closing at (a) a time and date to be specified in writing by the Parties which will be no later than two (2) Business Days after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition) or (b) such other time, date and place as SPAC and Company may mutually agree in writing; provided that, if, as permitted by Section 2.1(d), the Company commences the Self-Tender Offer, then, unless the Company withdraws the Self-Tender Offer as a result of any Tender Offer Condition not being satisfied as of the Expiration Time, the Closing shall not occur prior to the Expiration Time. The date on which the Closing actually takes place is referred to as the “Closing Date”.

2.4. Closing Deliverables.

(a) At the Closing, SPAC shall:

(i) make any payments required to be made by SPAC or on SPAC’s behalf in connection with the SPAC Stockholder Redemptions pursuant to Section 7.11;

(ii) pay, or cause to be paid, all SPAC Transaction Costs to the applicable payees, to the extent not paid prior to the Closing; and

(iii) deliver to the Company an executed resignation from each director and officer of SPAC listed on Section 2.4(a)(iii) of the SPAC Disclosure Letter.

(b) At the Closing, the Company shall deliver to SPAC a copy of the Company A&R Articles as filed with the Registry of Corporate Affairs of the British Virgin Islands.

2.5. Certificate of Merger; Effective Time.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the Parties will cause the Merger to be consummated, and the Surviving Company shall execute and file a Certificate of Merger in accordance with the relevant provisions of the DGCL, in substantially the form of Exhibit K attached hereto (the “Certificate of Merger”), together with any required related certificates, with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), in such form as required by, and executed in accordance with the relevant provisions of, the DGCL.

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(b) The Merger will become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as is agreed between the Parties and specified in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

2.6. Effect of Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights and privileges of each of Merger Sub and SPAC shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of each of Merger Sub and SPAC shall become debts, liabilities, obligations and duties of the Surviving Company.

2.7. Certificate of Incorporation of the Surviving Company. At the Effective Time, the certificate of incorporation of SPAC shall be amended and restated in the form attached hereto as Exhibit L and thereafter shall be the certificate of incorporation of the Surviving Company until subsequently amended in accordance with applicable Legal Requirements.

2.8. Bylaws of the Surviving Company. At the Effective Time, bylaws of SPAC shall be amended and restated to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and thereafter shall be the bylaws of the Surviving Company until subsequently amended in accordance with applicable Legal Requirements.

2.9. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirement and the Governing Documents of the Surviving Company, the directors and officers of the Surviving Company shall be the directors and officers of Merger Sub immediately prior to the Effective Time.

2.10. Tax Free Recapitalization Matters. The Parties intend that, for U.S. federal income tax purposes, the Capital Restructuring will constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code and the Treasury Regulations. The Capital Restructuring shall be reported by the Parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Entity as a result of a “determination” within the meaning of Section 1313(a) of the Code.

2.11. Tax Treatment of the Merger. The Parties hereto intend that the Merger qualifies for the Intended Tax Treatment. To the extent applicable, the Parties will prepare and file all U.S. income Tax Returns consistently with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law) or a change in Applicable Legal Requirements (taking into account any settlement in the following proviso); provided, for the avoidance of doubt, nothing in this Section 2.11 shall prevent any Party or any of their respective Affiliates or Representatives from settling, or require any of them to litigate, any challenge or other similar proceeding by any Governmental Entity with respect to the Intended Tax Treatment. Each Party agrees to use commercially reasonable efforts to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Entity.

Article III

EFFECT OF MERGER ON EQUITY SECURITIES

3.1. Conversion of Merger Sub Stock. At the Effective Time, each outstanding share of common stock of Merger Sub shall be converted into one share of common stock of the Surviving Company, which shall constitute the only outstanding capital stock of the Surviving Company.

3.2. Effect on SPAC Shares and SPAC Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of SPAC or any holders of SPAC Shares:

(a) SPAC Units. Except as otherwise provided in the Sponsor Agreement, the shares of SPAC Class A Stock and the Public Warrants comprising each issued and outstanding SPAC Public Unit immediately prior to the Effective Time and the shares of SPAC Class A Stock and the Private Placement Warrants comprising each issued and outstanding SPAC Private Unit immediately prior to the Effective Time, in each case, shall be automatically separated (the “Unit Separation”) and the holder thereof shall be deemed to hold one share of SPAC Class A Stock and one-third of one Public Warrant or Private Placement Warrant, as applicable; provided that no fractional Public

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Warrants or Private Placement Warrants, as applicable will be issued in connection with the Unit Separation such that if a holder of SPAC Public Units would be entitled to receive a fractional Public Warrant or SPAC Private Units would be entitled to receive a fractional Private Placement Warrant upon the Unit Separation, then the number of Public Warrants or Private Placement Warrants, as applicable, to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of Public Warrants or Private Placement Warrants, as applicable.

(b) Cancellation of Certain SPAC Shares. All SPAC Shares that are owned by SPAC, Merger Sub, the Company or any of their respective Subsidiaries immediately prior to the Effective Time (“Excluded Shares”) shall automatically be canceled, and no Merger Consideration or other consideration shall be delivered or deliverable in exchange therefor.

(c) Treatment of SPAC Shares.

(i) After giving effect to the Sponsor Forfeiture, each outstanding share of SPAC Class B Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive one Company Common Share (but not any Price Adjustment Rights) (the “Per Share Merger Consideration”).

(ii) Each share of SPAC Class A Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the SPAC Stockholder Redemption) other than Excluded Shares, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive the Per Share Merger Consideration. The aggregate number of Company Common Shares into which shares of SPAC Class A Stock and shares of SPAC Class B Stock are converted into pursuant to this Section 3.2(c) is referred to herein as the “Merger Consideration”.

(iii) All of the shares of SPAC Class A Stock and SPAC Class B Stock converted into the right to receive the Merger Consideration shall no longer be outstanding and shall cease to exist, and each holder of any shares of SPAC Class A Stock or SPAC Class B Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable portion of the Merger Consideration into which such shares of SPAC Class A Stock and SPAC Class B Stock shall have been converted.

(d) Treatment of SPAC Warrants.

(i) Each Public Warrant that is outstanding and unexercised immediately prior to the Effective Time shall be converted into and become a warrant to purchase Company Common Shares (but not the right to receive or purchase any Price Adjustment Rights) (“Company Warrants”), and the Company shall assume each such Public Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to SPAC Shares under Public Warrants assumed by the Company shall thereupon be converted into rights with respect to the Company Warrants. Accordingly, from and after the Effective Time: (A) each Company Warrant assumed by the Company may be exercised solely for Company Common Shares; (B) the number of Company Common Shares subject to each Company Warrant assumed by the Company shall be the same number of SPAC Shares that were subject to such Public Warrant immediately prior to the Effective Time; (C) the exercise price for the Company Common Shares issuable upon exercise of each Company Warrant shall be the same as the applicable exercise price in effect immediately prior to the Effective Time; and (D) any restriction on the exercise of any Public Warrant assumed by the Company shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Public Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a Public Warrant, such Public Warrant assumed by the Company in accordance with this Section 3.2(d)(i) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Company Common Shares subsequent to the Effective Time.

(ii) Notwithstanding anything in this Agreement, in accordance with the Sponsor Agreement, effective upon the Closing, any and all Private Placement Warrants held by the SPAC Sponsors and outstanding as of the date hereof will be cancelled and forfeited, and shall cease to exist, effective upon the Closing, and no consideration shall be delivered in exchange therefor.

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3.3. No Dissenters’ Rights. No dissenters’ rights will be applicable with respect to the Transactions.

3.4. Exchange Procedures.

(a) Prior to the Effective Time, the Company shall engage, as an exchange agent, a Person selected by the Company and reasonably acceptable to SPAC (the “Exchange Agent”) and enter into an exchange agent agreement reasonably acceptable to the Company and SPAC with the Exchange Agent for the purpose of (i) exchanging each SPAC Share that is issued and outstanding immediately prior to the Effective Time (after giving effect to the SPAC Stockholder Redemption and excluding the Excluded Shares and all SPAC Shares being forfeited pursuant to the Sponsor Agreement) for the Per Share Merger Consideration issuable in respect of such SPAC Shares pursuant to Section 3.2(c)(ii) (subject to any required Tax withholding as provided under Section 3.8) and on the terms and subject to the other conditions set forth in this Agreement and (ii) exchanging each Public Warrant that is issued and outstanding immediately prior to the Effective Time for the Company Warrants issuable in respect of such Public Warrants pursuant to Section 3.2(d)(i) and on the terms and subject to the other conditions set forth in this Agreement.

(b) At the Closing, the Company and SPAC shall, and shall use reasonable best efforts to cause Continental Trust to, enter into an assignment and assumption agreement in customary form and substance reasonably acceptable to the Company, SPAC and Continental Trust, pursuant to which SPAC will assign to the Company all of its rights, interests, and obligations in and under the Warrant Agreement as of the Effective Time to reflect the assumption of the SPAC Warrants by the Company as set forth in Section 3.2(d).

(c) At the Effective Time, the Company shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of SPAC Shares that are entitled to receive any portion of the Merger Consideration or Company Warrants in accordance with the terms of this Agreement and for exchange through the Exchange Agent, (i) evidence of Company Common Shares in book-entry form representing the Per Share Merger Consideration issuable pursuant to Section 3.2(c)(ii) in exchange for the applicable SPAC Shares and (ii) evidence of Company Warrants in book-entry form representing the Company Warrants issuable pursuant to Section 3.2(d) in exchange for the applicable SPAC Warrants.

(d) If the Exchange Agent requires that, as a condition to receive the Merger Consideration, any holder of SPAC Shares (other than any Excluded Shares) deliver a letter of transmittal to the Exchange Agent, then (i) as promptly as practicable after the Effective Time (or prior thereto if, and to the extent, reasonably practicable and reasonably agreed between the Company and SPAC, such agreement not to be unreasonably withheld), the Company shall direct the Exchange Agent to mail to such holder of SPAC Shares that is issued and outstanding immediately prior to the Effective Time (after giving effect to the SPAC Stockholder Redemption and excluding the Excluded Shares and all SPAC Shares being forfeited pursuant to the Sponsor Agreement) that have been converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration pursuant to Section 3.2(c)(ii) a letter of transmittal (which shall in the event the Merger Consideration Tax Ruling is not obtained prior to Closing, also require each holder of SPAC Shares to indicate whether it is an Israeli tax resident (which with respect to any holder of 5% or more of the SPAC Shares shall include additional affirmative declarations with respect to absence of an Israeli tax nexus with such 5% or greater holder in form reasonably requested by the Company (the “Additional Required Declarations”))), and shall specify that delivery of such SPAC Shares shall be effected, and risk of loss and title to such SPAC Shares shall pass, only upon proper delivery of (A) a duly completed letter of transmittal and (B) such other applicable surrender documentation referenced in such letter of transmittal as reasonably required by the Exchange Agent ((A)-(B), the “SPAC Surrender Documents”) to the Exchange Agent) and instructions for use in effecting the surrender of the SPAC Shares in exchange for the applicable portion of the Merger Consideration set forth in Section 3.2(c)(ii), (ii) from and after the Effective Time, such holder of any SPAC Shares that have been converted into the right to receive a portion of the Merger Consideration shall be entitled to receive such portion of the Merger Consideration only upon delivery to the Exchange Agent of all properly completed SPAC Surrender Documents, duly executed by such holder, at which point such holder shall be entitled to receive the applicable portion of the Merger Consideration in book-entry form or, at such holder’s option, certificates representing such portion of the Merger Consideration. In the event the Merger Consideration Tax Ruling is not obtained prior to Closing, the Company and SPAC will work together reasonably and in good faith to cause any such residency notices, and any such Additional Required Declarations, if any, to be delivered by the Exchange Agent (or another Person on its behalf) to each holder of SPAC Shares and SPAC Warrants as promptly as possible after the Effective Time (or after the effectiveness of the Proxy Statement/Prospectus and prior to the Effective Time if,

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and to the extent, reasonably practicable). In the event the Merger Consideration Tax Ruling is not obtained prior to Closing, the Parties may by mutual agreement vary or waive any or all requirements described above which are applicable to such circumstances.

(e) If the Per Share Merger Consideration is to be issued to a Person other than the SPAC Stockholder in whose name the transferred SPAC Share is registered, it shall be a condition to the issuance of the Per Share Merger Consideration to such Person that the Person requesting such consideration pay to the Exchange Agent any Transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such SPAC Share or establish to the satisfaction of the Exchange Agent that such Transfer Taxes have been paid or are not payable.

(f) If the Company Warrants to be issued to a Person other than the SPAC Stockholder in whose name the transferred SPAC Warrant is registered, it shall be a condition to the issuance of the Company Warrants to such Person that the Person requesting such consideration pay to the Exchange Agent any Transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such SPAC Warrant or establish to the satisfaction of the Exchange Agent that such Transfer Taxes have been paid or are not payable.

(g) No interest will be paid or accrued on the Merger Consideration or the Company Warrants to be issued pursuant to this Agreement (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 3.4, each SPAC Share that has been converted into the right to receive a portion of the Merger Consideration shall solely represent the right to receive the Per Share Merger Consideration, and each SPAC Warrant that has been converted into the right to receive a Company Warrant shall solely represent the right to receive the applicable Company Warrant.

(h) At the Effective Time, the stock transfer books of SPAC shall be closed and there shall be no transfers of SPAC Shares or SPAC Warrants that were outstanding immediately prior to the Effective Time.

(i) Any portion of the Merger Consideration that remains unclaimed by the applicable SPAC Stockholders twelve (12) months following the Closing Date shall be delivered to the Company or as otherwise instructed by the Company, and any SPAC Stockholder who has not exchanged his, her or its SPAC Shares or SPAC Warrants, as applicable, for the Per Share Merger Consideration or the Company Warrants, as applicable, in accordance with this Section 3.4 prior to that time shall thereafter look only to the Company for the issuance of the Per Share Merger Consideration or the Company Warrants, as applicable, without any interest thereon. None of the Company, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar law. Any portion of the Merger Consideration remaining unclaimed by the applicable SPAC Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Legal Requirement, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

(j) All Company Common Shares or Company Warrants delivered upon the exchange of SPAC Shares and SPAC Warrants, as applicable, in accordance with the terms of this Article III shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such SPAC Shares or SPAC Warrants, as applicable. From and after the Effective Time, holders of SPAC Shares and SPAC Warrants shall cease to have any rights as SPAC Stockholder, except as provided in this Agreement or by applicable Legal Requirements.

3.5. Certain Adjustments.

(a) The number of Company Common Shares that each Person is entitled to receive as a result of the Merger shall be equitably adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Company Common Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Shares occurring on or after the date hereof and prior to the Closing, in each case, other than issuance of the Price Adjustment Rights in the Reclassification, the Capital Restructuring and the Pre-PIPE Conversion.

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(b) The number of Company Common Shares that each Person is entitled to receive as a result of the Stock Split, as well as the number of Company Common Shares underlying any Vested Company Option and the number of Company Common Shares underlying and Unvested Company Option and the number of Company Common Shares underlying the Price Adjustment Rights, shall be equitably adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into SPAC Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Shares occurring on or after the date hereof and prior to the Closing.

3.6. Tender Offer Paying Agent.

(a) The Company shall be entitled to appoint a Person authorized to act as paying and information agent in connection with the Self-Tender Offer, which Person shall be selected by the Company and reasonably acceptable to SPAC (the “Paying Agent”), and enter into a paying and information agent agreement with the Paying Agent in form and substance reasonably acceptable to SPAC (the “Paying Agent Agreement”) for the purpose of exchanging, upon the terms and subject to the conditions set forth in this Agreement (including Section 2.1(d)), each Accepted Share for cash in accordance with Section 2.1(d). The Paying Agent Agreement shall (i) state that the Paying Agent agrees to serve as the paying agent with respect to the Accepted Shares for Israeli withholding tax purposes, and (ii) include an undertaking by the Paying Agent to accurately, timely and fully comply with all applicable requirements of Section 6.2.4.3 of Israeli Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be Transferred to the Seller at Future Dates).

(b) If the Self-Tender Offer is being consummated then, at or immediately following the Effective Time, (i) the Company shall direct the PIPE Investors to, pursuant to the Subscription Agreements, deposit with the Paying Agent for the benefit of the holders of Accepted Shares an amount equal to the product of (A) the aggregate number of Accepted Shares and (B) the applicable Tender Offer Share Price (such cash being hereinafter referred to as the “Tender Offer Fund”) and (ii) the remaining proceeds of the PIPE Investment shall be paid to the Company pursuant to the Subscription Agreements. The Tender Offer Fund shall not be used for any purpose other than payment to the holders of Accepted Shares of the applicable portion of the Tender Offer Fund. The Paying Agent shall invest the Tender Offer Fund as directed by the Company. Any interest and other income resulting from such investments shall become a part of the Tender Offer Fund, and any amounts in excess of the amounts payable under Section 2.1(d) shall be promptly returned to the Company. No loss incurred with respect to such investments will decrease the amounts payable as consideration for such Accepted Shares pursuant to this Agreement. In the event that there is any Remaining Cash Consideration, the Company shall be entitled to retain such Remaining Cash Consideration.

(c) Any portion of the Tender Offer Fund (including the proceeds of any investments of the Tender Offer Fund) that remains unclaimed by the Company Shareholder who, as of the Expiration Time, properly tendered and did not properly withdraw any Eligible Securities as of one year after the Effective Time shall be delivered to the Company. Any holder of Accepted Shares who has not theretofore complied with the applicable provisions of this Article III shall thereafter look only to the Company for payment of the applicable Tender Offer Share Price (after giving effect to any required Tax withholdings) for each Accepted Share properly tendered and not properly withdrawn by such Company Shareholder prior to the Expiration Time without any interest thereon.

3.7. Financing Certificate and Closing Calculations.

(a) Not later than three (3) Business Days prior to the Closing Date, SPAC shall deliver to the Company written notice (the “Financing Certificate”) setting forth: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the SPAC Stockholder Redemptions; (ii) the estimated amount of SPAC Cash and SPAC Transaction Costs as of the Closing; and (iii) the number of shares of SPAC Class A Stock to be outstanding as of the Closing after giving effect to the SPAC Stockholder Redemptions. The Company shall be entitled to rely in all respects on the Financing Certificate. If the Company in good faith disagrees with any portion of the Financing Certificate, then the Company may deliver a notice of such disagreement to SPAC until and including the first (1st) Business Day prior to the Closing Date (the “Company Pre-Closing Notice of Disagreement”).

(b) Not later than three (3) Business Days prior to the Closing Date, the Company shall provide to SPAC a written notice setting forth: (i) the Company’s good faith estimate of the amount of the Company Transaction Costs, (ii) the Aggregate Tender Offer Consideration, and (iii) the number of Company Common Shares that will be issued and outstanding immediately following the Reclassification and the Stock Split (such written notice of (i) and

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(ii), together, the “Company Closing Statement”). If SPAC in good faith disagrees with any portion of the Company Closing Statement, then SPAC may deliver a notice of such disagreement to the Company until and including the first (1st) Business Day prior to the Closing Date (the “SPAC Pre-Closing Notice of Disagreement”).

(c) The Company and SPAC shall seek in good faith to resolve any differences they have with respect to the matters specified in the Company Pre-Closing Notice of Disagreement or SPAC Pre-Closing Notice of Disagreement, as applicable. If Company and SPAC fail to agree upon the Company Pre-Closing Notice of Disagreement or SPAC Pre-Closing Notice of Disagreement, as applicable by 12:00 p.m. Eastern Time one (1) Business Day prior to the Closing Date, then, subject to the satisfaction or, to the extent permitted by applicable Legal Requirement, waiver of the conditions set forth in Article VIII, the Closing shall proceed on the date and at the time contemplated by Section 2.3.

3.8. Withholding Taxes.

(a) Notwithstanding anything in this Agreement to the contrary, the Company, Merger Sub, their respective Affiliates, the Section 102 Trustee, the Exchange Agent and the Paying Agent and any other Person making a payment under this Agreement (each, a “Payor”), shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. Each Party shall expend commercially reasonable efforts to (i) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation (including an Internal Revenue Service Form W-9 or other applicable Form) that may be necessary to obtain such exemptions, refunds, credits or other recovery and (ii) eliminate or minimize the amount of any such Tax deductions and withholdings. If any such withholding is so required in connection with any such payments, the Party required to so withhold shall use commercially reasonable efforts to provide written notice to the Party in respect of whom such withholding is required to be paid of the amounts to be deducted and withheld no later than five (5) days prior to such payment. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that the Payor provides to such Person evidence that such amounts have been paid to the applicable Tax authority or other Governmental Entity.

(b) Notwithstanding anything to the contrary in this Agreement, the Company and Merger Sub shall, and shall cause their respective controlled Affiliates and direct their respective other Affiliates to, act in accordance with the provisions of any tax ruling obtained from the ITA in accordance with the provisions of this Agreement, including the Merger Consideration Tax Ruling and the Tender Offer Tax Ruling. If, as of the Closing, the Merger Consideration Tax Ruling has not been obtained, then:

(i) the Merger Consideration payable to any holder of SPAC Shares or SPAC Warrants (each, a “Payee”) shall be retained by the Exchange Agent for the benefit of each such Payee until the first to occur of (x) (A) the date that such Payee delivers to the Exchange Agent a valid notice indicating that it is not an Israeli Tax Resident or, (B) if such notice indicates that such holder is an Israeli Tax resident, upon delivery of a Valid Certificate, or (C) with respect to a 5% or greater holder of SPAC Shares, upon delivery of the Additional Required Declarations or a Valid Certificate, in each case as contemplated by Section 3.4(d) and to the extent applicable to such Payee (and if a Payee has delivered such documentation prior to the Effective Time, then delivery of such documentation shall be deemed to have been made as of the Effective Time), and (y) the date that is 180 days from the Closing Date (the “Withholding Drop Date”),

(ii) no Payor shall make any payments to a Payee or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement to such Payee until such time as either the applicable documentation has been delivered pursuant to the immediately preceding clause (i)(x) or the occurrence of the Withholding Drop Date (and if a Payee indicates that it is an Israeli Tax residentor a 5% or greater holder of SPAC Shares that does not deliver the Additional Required Declarations, and timely delivers a Valid Certificate to the Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Certificate, and the balance of the payment that is not withheld shall be transferred to such Payee concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any)); and

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(iii) if any Payee that confirmed that it is an Israeli tax resident in the applicable documentation delivered to the Exchange Agent pursuant to Section 3.8(b)(i) or that holds at least five percent (5%) of the share capital of the SPAC immediately prior to Closing fails to make the Additional Required Declarations or fails to provide the Payor with a Valid Certificate at least three (3) Israeli Business Days prior to the Withholding Drop Date, then the amount to be withheld from such Payee’s portion of the consideration shall be calculated according to the applicable withholding rate in accordance with applicable Legal Requirement.

(c) If a Payee confirms that it is an Israeli tax resident in the applicable documentation delivered to the Exchange Agent pursuant to Section 3.8(b)(i)(x), or holds at least five percent (5%) of the share capital of the SPAC immediately prior to Closing and has failed to provide the Exchange Agent with the Additional Required Declarations, the Payee shall provide to the Exchange Agent an amount in cash sufficient to satisfy such Israeli Taxes prior to the Withholding Drop Date. If such Payee does not timely make the Additional Required Declarations or timely deliver a Valid Certificate, or fails to provide the Exchange Agent with the full amount in cash necessary to satisfy such Israeli Taxes in accordance with the immediately preceding sentence at least three (3) Israeli Business Days before the Withholding Drop Date, the Exchange Agent shall be entitled to sell in the public market at then prevailing share prices such portion of the Payee’s retained Company Shares and Company Warrants (together “Company Securities”) as may be necessary to satisfy the full amount due with regards to such Israeli Taxes, and shall pay over, from the proceeds of such sale, the amount of applicable withholding taxes required to be paid to the applicable Israeli Tax authorities, and shall deliver the balance of the Merger Consideration to the applicable Payee. For the avoidance of doubt, any such sale by the Exchange Agent when permitted hereby shall not constitute a violation or breach of or default under this Agreement or any Ancillary Agreement that might otherwise restrict such sale.

(d) Each Payee hereby waives, releases and absolutely and forever discharges the Payor from and against any and all claims for any losses in connection with the forfeiture or sale of any portion of the Company Securities, otherwise deliverable to such Payee in compliance with the withholding requirements under this Section 3.8. To the extent that the Exchange Agent is unable, for whatever reason, to sell the applicable portion of Company Securities required to finance applicable deduction or withholding requirements, then the Exchange Agent shall be entitled to hold all of the Company Securities otherwise deliverable to the applicable Payee until the earlier of: (i) the receipt of a Valid Certificate fully exempting the Exchange Agent from tax withholding or receipt of cash amount equal to the tax that should be withheld by the Exchange Agent; or (ii) such time when the Exchange Agent is able to sell the portion of such Company Securities otherwise deliverable to such Payee that is required to enable the Exchange Agent to comply with such applicable deduction or withholding requirements. Any costs or expenses incurred by the Exchange Agent in connection with such sale shall be borne by, and deducted from the payment to, the applicable Payee.

(e) The Parties will work together reasonably and in good faith to implement the foregoing requirements of this Section 3.8, and may by mutual agreement vary or waive such requirements (subject to compliance with the Merger Consideration Tax Ruling, if obtained).

3.9. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Merger Sub, the officers, directors, managers and members, as applicable, (or their designees) of SPAC, Merger Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter dated as of the date of this Agreement delivered by the Company and Merger Sub to SPAC prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company and Merger Sub hereby represent and warrant to SPAC as follows:

4.1. Organization and Qualification.

(a) The Company (i) is a company duly formed, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of the British Virgin Islands and (ii) has all requisite
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corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except, in the case of clause (ii) above, as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of the Company, as currently in effect, have been made available to SPAC. The Company is not in violation of any of the provisions of its Governing Documents in any material respect. Nothing in this Section 4.1(a) shall be deemed to constitute a representation or warranty with respect to any Material Permit (as defined below), which are exclusively addressed by Section 4.6(c).

(b) Merger Sub (i) is a company duly formed, validly existing and in good standing under the laws of the State of Delaware and (ii) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of Merger Sub, as currently in effect, have been made available to SPAC. Merger Sub is not in violation of any of the provisions of its Governing Documents.

4.2. Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 4.2(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Except as set forth in Section 4.2(a) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the outstanding equity securities of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Company Subsidiaries and as set forth in Section 4.2(a) of the Company Disclosure Letter, as of the date of this Agreement, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person and is not party to any Contract to purchase any such interest (other than this Agreement) or to make any future investment in or capital contribution to any other entity. The Company may update Section 4.2(a) of the Company Disclosure Letter at any time prior to the Closing to reflect any changes thereto that result from actions taken after the execution of this Agreement to the extent such actions were not prohibited under Section 6.1.

(b) Each Company Subsidiary (other than Merger Sub, which is addressed in Section 4.1(b)) is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary (other than Merger Sub, which is addressed in Section 4.1(b) is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of each Significant Company Subsidiary, as amended and in effect on the date of this Agreement, have been made available to SPAC. No Company Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c) All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (iii) have been offered, sold and issued in material compliance with applicable Legal Requirements and the applicable Company Subsidiary’s respective Governing Documents.

(d) Except as may be set forth in the Governing Documents of any Company Subsidiary, or pursuant to any Contract (including any intercompany notes) between any Group Company, on the one hand, and any other Group Company, on the other hand, there are no subscriptions, options, warrants, equity securities, partnership

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interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any Company Subsidiary is a party or by which it is bound obligating such Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such Company Subsidiary or obligating such Company Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e) Merger Sub has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person. Merger Sub does not have any assets or properties of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Merger. All outstanding shares of capital stock of Merger Sub are owned by the Company, free and clear of all Liens (other than Permitted Liens).

(f) Nothing in this Section 4.2 shall be deemed to constitute a representation or warranty with respect to any Material Permit, which are exclusively addressed by Section 4.6(c).

4.3. Capitalization of the Company.

(a) As of the date of this Agreement, the Company has (i) 25,000,000 authorized Company Common Shares, 4,725,181 of which are issued and outstanding and (ii) 14,227,403 authorized Company Preferred Shares, (A) 1,738,247 of which have been designated Class A Preferred Shares, 1,577,416 of which are issued and outstanding, (B) 2,878,640 of which have been designated Class B Preferred Shares, 2,831,697 of which are issued and outstanding, (C) 1,771,440 of which have been designated Class C Preferred Shares, 1,753,408 of which are issued and outstanding, (D) 1,710,426 of which have been designated Class C-2 Preferred Shares, 1,706,525 of which are issued and outstanding, (E) 2,479,936 of which have been designated Class D Preferred Shares, 2,302,151 are issued and outstanding, and (F) 3,648,714 of which have been designated Class E Preferred Shares, 2,432,498 of which are issued and outstanding. Section 4.3(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the number, class and series of Company Shares together with the name of each registered holder thereof.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) a true, correct and complete list of all holders of outstanding Company Options, (ii) the number of Company Common Shares subject to each such Company Option, (iii) the grant date, and exercise price for such Company Option, (iv) the extent to which such Company Option is vested and exercisable and (v) the date on which such Company Option expires. Each Company Option was granted in accordance with the Company Stock Plan with an exercise price per share (A) that is equal to or greater than the fair market value of the underlying shares on the date of grant or (B) was determined pursuant to the Code Section 409A safe-harbor for illiquid start-up companies pursuant to Treas. Reg. Section 1.409A-1(b)(5)(iv)(B)(2)(iii) or in accordance with Code Section 422(c)(1), as applicable, and has a grant date identical to the date on which the Company Board or its compensation committee actually awarded the Company Option.

(c) Except for (i) the Current Company Articles, (ii) the Subscription Agreements, (iii) the Sponsor Commitment Letter, (iv) the Company Preferred Shares, (v) the Advance Investment Agreement, (vi) this Agreement, (vii) any Company Options that are from time to time granted to any employees, consultants or directors of any Group Company pursuant to the Company Stock Plan, (viii) as of the consummation of the Reclassification, the Price Adjustment Rights, (ix) a reservation of Company Common Shares for issuances or purchase upon exercise of Company Options under the Company Stock Plan and (x) as disclosed on Section 4.3(b) of the Company Disclosure Letter, (A) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any of its Subsidiaries is authorized or outstanding, and (B) there is no commitment by the Company or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Company or its Subsidiaries (other than the Self-Tender Offer or repurchases, redemptions or other acquisitions of any such capital stock or other equity security from directors, officers, employees or consultants in accordance with the terms of any equity incentive plan or such Person’s employment, grant, consulting or subscription agreement, in each case, in accordance with the Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance

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with this Agreement) or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any Company Common Shares.

(d) All issued and outstanding Company Shares are, and all Company Shares which become issued pursuant to the Reclassification, the Pre-PIPE Conversion and the exercise of Company Options, when issued in accordance with the terms of the Company Options, respectively, will be, (i) duly authorized, validly issued, fully paid and non-assessable (in each case, to the extent that such concepts are applicable) and (ii) not subject to any preemptive rights created by statute, the Company’s Governing Documents or any Contract to which the Company is a party. All issued and outstanding Company Shares and Company Options were issued in compliance with applicable Legal Requirements.

(e) No outstanding Company Shares are subject to vesting or forfeiture rights or repurchase by a Group Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any Group Company.

(f) All distributions, dividends, repurchases and redemptions (if any), in respect of the capital stock (or other equity interests) of the Company were undertaken in material compliance with the Company’s Governing Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Legal Requirements.

(g) Except as set forth in the Company’s Governing Documents, this Agreement, the Advance Investment Agreement, the Subscription Agreements, the Sponsor Commitment Letter, Investors’ Rights Agreement, Existing Voting Agreement, ROFR/Co-Sale Agreement, Prior Preferred Share Purchase Agreements, or any agreement granting equity or equity-based compensation awards, as well as the agreements set forth in Section 4.3(g) of the Company Disclosure Letter, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which any Group Company is a party or by which any Group Company is bound with respect to any ownership interests of the applicable Group Company.

(h) Except as set forth in Section 4.3(h) of the Company Disclosure Letter and as provided for in this Agreement, the Advance Investment Agreement, the Subscription Agreements or the Sponsor Commitment Letter, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(i) Except as set forth in Section 4.3(i) of the Company Disclosure Letter, as of the date of this Agreement, no Group Company has any indebtedness for borrowed money, other than to any other Group Company. No Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19, including any loans under the CARES Act or the Payment Protection Program.

4.4. Authority Relative to this Agreement. Subject to the receipt of the Company Shareholder Approval, the Company and Merger Sub (together, the “Company Parties”) each have or will have all requisite corporate or other organizational power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which such Group Company is or will as of the Closing be a party, and each ancillary document that such Company Party has executed or delivered or is to execute or deliver pursuant to this Agreement prior to the Closing; (b) carry out such Company Party’s obligations hereunder and thereunder and (c) consummate the Transactions. Subject to the receipt of the Company Shareholder Approval, the execution and delivery by the Company Parties of this Agreement and the other Transaction Agreements to which it is a party (or to which, as of the Closing, it will be a party) and the consummation by such Company Party of the Transactions have been (or, in the case of any Transaction Agreements entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all requisite action on the part of such Company Party (including (x) with respect to the Company, the approval by the Company Board and (y) with respect to Merger Sub, the approval by the board of directors of Merger Sub and by the Company, as the sole stockholder of Merger Sub), and no other proceedings on the part of any Company Party are necessary to authorize this Agreement or to consummate the Transactions. This Agreement and the other Transaction Agreements to which any Company Party is a party have been (or, in the case of any Transaction Agreements to be entered into by such Company Party after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by such Company Party and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitute (or, in the case of any

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Transaction Agreements to be entered into by such Company Party after the date of this Agreement, will constitute) the legal and binding obligations of the applicable Company Party, enforceable against such Company Party in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, forbearance or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Enforcement Exceptions”).

4.5. No Conflict; Required Filings and Consents.

(a) Assuming receipt of the Company Shareholder Approval and the receipt of the Required Regulatory Approval, the execution and delivery by the Company Parties of this Agreement and the other Transaction Agreements to which such Company Party is a party do not (or, in the case of any Transaction Agreements to be entered into by such Company Party after the date of this Agreement, will not), the performance of this Agreement and the other Transaction Agreements to which such Company Party is or as of the Closing will be a party by the applicable Company Party will not, and the consummation of the Transactions will not: (i) conflict with or violate any Company Party’s Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair the Company’s or any of its Subsidiaries’ rights or, in a manner adverse to any of the Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the material properties or material assets of any of the Group Companies pursuant to, any Company Material Contracts, except, with respect to the foregoing clauses (ii) and (iii) as has not had and would not reasonably be expected to be material to the Group Companies, taken as a whole.

(b) The execution and delivery of this Agreement by any Company Party, or the other Transaction Agreements to which such Company Party is a party, does not, and the performance of its obligations hereunder and thereunder and the consummation of the Transactions and the transactions contemplated thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Certificate of Merger in accordance with the DGCL; (ii) the filing of the Registration Statement and any other applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which any Group Company is licensed or qualified to do business; (iii) the Required Regulatory Filings and the Required Regulatory Approvals, (iv) the filing and approval of a listing application by the Company with NASDAQ with respect to the Company Common Shares to be issued in the Reclassification (as adjusted by the Stock Split) and the Company Common Shares to be issued as the Merger Consideration; (v) all filings, notices, waiver requests, applications and other submissions to the ITA that may be necessary, in the Company’s discretion, in connection with the Transactions; (vi) all Specified Filing and Specified Governmental Approvals; and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.6. Compliance; Material Permits.

(a) Except as set forth in Section 4.6 of the Company Disclosure Letter, (i) each of the Group Companies is in compliance with and, since the Reference Date, has been in compliance with all applicable Legal Requirements with respect to the conduct, ownership and operation of its business (including, with respect to the applicable Group Company (in such capacity, a “Regulated Group Company”), (A) the FSMA and the rules made under FSMA by the FCA and which are set out in the FCA’s Handbook of Rules and Guidance, (B) where applicable, the bit license, commodity and securities broker-dealer registration requirements of any jurisdiction in which or with whose residents an applicable Regulated Group Company conducts business, and (C) the money services business and/or money transmitter license requirements of any jurisdiction in which or with whose residents an applicable Regulated Group Company conducts business), except for failures to comply or violations which, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would not, to the Knowledge of the Company, reasonably be expected to be material to the Group Companies, taken as a whole, (ii) to the extent applicable, each of the Regulated Group Companies conducts “know your customer” and

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anti-money laundering onboarding necessary to maintain any such licenses and authorizations and (iii) no written or, to the Knowledge of the Company, oral notice, of non-compliance with any applicable Legal Requirement has been received by any Group Company from a Governmental Entity since the Reference Date.

(b) No Group Company that is organized under the laws of any State in the United States has entered into any Derivative Transaction with any counterparty in which such Group Company acted in a brokering or dealing capacity. No Group Company has entered into any Derivative Transaction with any U.S. customer of any Group Company.

(c) Each Group Company holds all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Material Permits”) necessary to carry out the regulated activities for which it has obtained authorization, to own, operate and lease the properties it purports to own, operate or lease and to carry on its business as it is now being conducted in all material respects. Other than eToro USA Securities Inc., no Group Company, is, or ever has been, registered as or required to register as a broker-dealer under the Exchange Act or any similar securities law of any State in the United States, or is a member of the Financial Industry Regulatory Authority. Each Material Permit held by the Group Companies is valid, binding and in full force and effect in all material respects. As of the date of this Agreement, except as set forth in Section 4.6 of the Company Disclosure Letter, none of the Group Companies (i) are in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Material Permit, or (ii) have received any written notice from a Governmental Entity that has issued any such Material Permit that it intends to cancel, terminate, modify or not renew any such Material Permit, except in the case of the foregoing clauses (i) and (ii) as would not, individually, or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Notwithstanding anything to the contrary set forth in this Agreement, the Company is not making any representations or warranties regarding any Material Permit, other than those representations and warranties set forth in this Section 4.6.

4.7. Financial Statements.

(a) The Company has made available to SPAC true and complete copies of: (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2019 and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years then ended (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020, and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the twelve-month period then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements: (A) present fairly, in all material respects, the financial position of the Group Companies, as of the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended; (B) have been prepared in conformity with IFRS as issued by the International Accounting Standards Board applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Unaudited Financial Statements, the absence of footnotes and normal-year end audit adjustments); and (C) were prepared from the books and records of the Group Company.

(b) The Company has established and maintained, a system of internal controls that are sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management of the Company and (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets. To the Company’s Knowledge, there is no “material weakness” in the internal controls over financial reporting of the Group Company.

4.8. No Undisclosed Liabilities. The Group Companies have no liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with IFRS, except: (a) liabilities provided for in, or otherwise disclosed or reflected in the most recent balance sheet included in the Financial Statements or in the notes thereto; (b) liabilities arising in the ordinary course of business of the Company or any of its Subsidiaries since the date of the most recent balance sheet included in the Financial Statements; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

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4.9. Absence of Certain Changes or Events. Except as contemplated by this Agreement or as disclosed in the Unaudited Financial Statements, since December 31, 2020 through the date of this Agreement, (a) each of the Group Companies has conducted its business in the ordinary course of business, except as required by applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19 and (b) there has not been any Company Material Adverse Effect.

4.10. Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, as of the date of this Agreement, other than as set forth in the Unaudited Financial Statements or in Section 4.10 of the Company Disclosure Letter, there is: (a) no Legal Proceeding pending or, to the Knowledge of the Company, threatened, or to the Knowledge of the Company, any investigation, against any Group Company or any of its properties or assets, or any of the directors or executive officers of any Group Company with regard to their actions as such, and to the Knowledge of the Company, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) no pending or threatened Legal Proceeding or, to the Knowledge of the Company, investigation, by any Group Company against any third party; (c) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any Group Company; and (d) no Order imposed or, to the Knowledge of the Company, threatened to be imposed upon any Group Company or any of its respective properties or assets, or any of the directors or executive officers of any Group Company with regard to their actions as such.

4.11. Employee Benefit Plans.

(a) Schedule 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Employee Benefit Plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) is an equity plan or form award agreement that provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan not required to be maintained, sponsored or contributed to by applicable Legal Requirements. The Group Companies have, to the extent permitted by applicable Legal Requirements, provided SPAC with a copy of any employment agreement with a current employee with annual base salary in excess of $300,000.

(b) As of the date of this Agreement, each Employee Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and with all applicable Legal Requirements. As of the date of this Agreement, no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan that would result in any liability that is material to the Group Companies, taken as a whole.

(c) Except as would not result in any liability that is material to the Group Companies, taken as a whole, each Employee Benefit Plan intended to qualify under Section 401 of the Code does so qualify, and any trusts intended to be exempt from federal income taxation under the provisions of Section 401(a) of the Code are so exempt and, to the Knowledge of the Company, nothing has occurred with respect to the operation of the Employee Benefit Plans that would reasonably be expected to cause the denial or loss of such qualification or exemption.

(d) No Group Company or any of its respective ERISA Affiliates has at any time in the past six (6) years sponsored or been obligated to contribute to, or had any liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) As of the date of this Agreement, none of the Employee Benefit Plans provides for, and the Group Companies have no material liability in respect of, any material post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements.

(f) As of the date of this Agreement, with respect to any Employee Benefit Plan, no actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending or, to the Knowledge of the Company, threatened against any Employee Benefit Plan or against any fiduciary thereof with respect thereto that could reasonably result in any liability that is material to the Group Companies, taken as a whole.

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(g) Except that could not reasonably result in any material liability to the Company, all contributions, reserves or premium payments required to be made or accrued to the Employee Benefit Plans have been timely made or accrued in all material respects.

(h) Except that could not reasonably result in any liability that is material to the Group Companies, taken as a whole, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or its Subsidiaries under any Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of the Company or its Subsidiaries under any Employee Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its Subsidiaries under any Employee Benefit Plan.

(i) The Company maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) As of the date of this Agreement, with respect to each Employee Benefit Plan subject to the Legal Requirements of any jurisdiction outside the United States, including all pension, health, medical, welfare, benefit and other employment plans, whether pre or post-retirement plans in which any Group Company participates (each, a “Foreign Plan”), except that could not reasonably result in any liability that is material to the Group Companies, taken as a whole, (i) each such Foreign Plan is in compliance with the applicable Legal Requirement of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) there are no pending investigations by any Governmental Entity involving such Foreign Plan, and no pending Legal Proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (iii) all employer and employee contributions to each such Foreign Plan required by applicable Legal Requirements or by the terms of such Foreign Plan have been made, (iv) each such Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing, (v) each such Foreign Plan required to be fully funded or fully insured or fully accrued in the financial statements of any Group Company, is fully funded or fully insured, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements, (vi) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory and administrative authorities and is approved by any applicable taxation authorities to the extent such approval is available, (vii) no Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Financial Statements and (viii) the consummation of the Transactions will not by itself be reasonably expected to create or otherwise result in any liability with respect to such Foreign Plan.

4.12. Labor Matters.

(a) As of the date of this Agreement, the Group Companies have, in the aggregate, approximately 1,100 (one thousand and one hundred) employees.

(b) No Group Company is a party to or bound by any labor agreement, collective bargaining agreement or other labor Contract applicable to current employees of any Group Company. No employees of the Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed or made since the Reference Date that resulted in a material liability to the Group Companies, taken as a whole. Since the Reference Date, there have been no labor organizing activities involving any Group Company or with respect to any employees of the Group Companies or, to the Knowledge of the Company, threatened by any labor organization, work council or group of employees.

(c) Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Company, threatened against or affecting the Group Companies involving any employee or former employee of, or other individual who provided services to, any Group Company.

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(d) As of the date of this Agreement, none of the Company’s officers or Key Employees has given written notice to any Group Company of any intent to terminate his, her or their employment with the Company. The Group Companies are in compliance with and since the Reference Date have been in compliance with, and, to the Knowledge of the Company, each of their employees is in compliance with and since the Reference Date has been in compliance with, the terms of any employment, nondisclosure or restrictive covenant agreements between any Group Company and such employees, in each case except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

(e) Each Group Company has complied and is in compliance in all material respects with all employee related notification, information, consultation, co-determination and bargaining obligations arising under any applicable collective bargaining agreement or Legal Requirement.

(f) Except for extension orders which generally apply to all employees in Israel no extension orders apply to any employees of any Group Companies. The Group Companies have been and are in compliance in all material respects with the terms of applicable extension orders with respect to all their employees.

(g) To the Knowledge of the Company, no written notice or written complaint from or on behalf of any present or former employee of, or worker or independent contractor to, any Group Company has been received by any Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer, director or Key Employee of any Group Company.

(h) Except as disclosed on Section 4.12(h) of the Company Disclosure Letter, since the Reference Date through the date of this Agreement, there have been no material Legal Proceedings against the Group Companies pending or, to the Knowledge of the Company, threatened in writing that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any Group Company. Since the Reference Date, no Group Company has received any written notice of intent by any Governmental Entity responsible for the enforcement of labor and employment Legal Requirement to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor Legal Requirement or employment practice of any Group Company. Each Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, wages and hours, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (the “WARN Act”), collective bargaining, immigration and work eligibility, benefits, social benefits contributions, severance pay, pension, privacy issues, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation and COVID-19 protocols, guidance and regulations, and the collection and payment of withholding and/or social security taxes and any similar tax. Each Group Company has adopted reasonable policies and taken other reasonable steps to minimize potential workplace exposure in light of COVID-19.

(i) There has been no “mass layoff”, “plant closing” or other similar event under the WARN Act with respect to any Group Company since the Reference Date, and the Transactions will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act.

(j) To the Knowledge of the Company, as of the date of this Agreement, no Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole. All amounts that the Group Companies are legally or contractually required either (i) to deduct from the employees’ salaries and/or to transfer to the employees’ pension, pension fund, pension insurance fund, managers’ insurance, severance fund, insurance and other funds for or in lieu of severance or provident fund, life insurance, incapacity insurance, continuing education fund or other similar funds or insurance; or (ii) to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been duly deducted, transferred, withheld and paid, and the Group Companies do not have any outstanding obligations to make any such withholding or payment, other than (A) with respect to an open payroll period or (B) as would not result in material liability to the Group Companies, taken as whole.

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4.13. Real Property; Tangible Property.

(a) No Group Company currently owns any real property or has, since the Reference Date, owned any real property.

(b) Section 4.13(b)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of each material real property lease to which any Group Company is a party as of the date of this Agreement (the “Company Real Property Leases”). Except as set forth on Section 4.13(b)(ii) of the Company Disclosure Letter, and except for each Company Real Property Lease that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole: (x) each Company Real Property Lease is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company party thereto (in each case, other than any Company Real Property Lease that terminates or expires in accordance with its terms after the date of this Agreement) and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto (subject in each case to the Enforcement Exceptions), (y) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of or in default under, and no event has occurred which, with notice or lapse of time or both, would become a material breach of or default under, any Company Real Property Lease, and (z) as of the date of this Agreement, no party to any Company Real Property Lease has given any written notice of any claim of any such breach, default or event.

4.14. Taxes.

(a) All material Tax Returns required to be filed by or on behalf of each Group Company have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by or on behalf of each Group Company (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with IFRS.

(b) Each of the Group Companies has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Company’s Knowledge is there any) against the any Group Company which has not been paid or resolved.

(d) No material Tax audit or other examination of any Group Company by any Governmental Entity is presently in progress, nor has the Company been notified in writing of any (nor to the Company’s Knowledge is there any) request or threat for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) Each Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Company’s Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Group Companies in the ordinary course of business.

(g) No Group Company: (i) has any liability for the Taxes of another Person (other than any Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); or (iii) has, within the last five (5) years, been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company.

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(h) No Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open.

(i) Each Group Company is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by law to be so registered, in each case in all material respects, and has complied in all material respects with all Legal Requirements relating to such Taxes. No Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(j) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.

(k) Within the last five (5) years, no claim has been made in writing (nor to the Company’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(l) With the exception of the Company’s Tax residence in Israel, each Group Company is a Tax resident only in its jurisdiction of formation.

(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or resident for purposes of such country’s Tax.

(n) No Group Company has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance, a “reportable opinion” under Sections 131D of the Ordinance, or a “reportable position” under Section 131E of the Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to Israeli value added tax.

(o) No Group Company is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling issued with reference to the provisions of Part E2 of the Ordinance.

(p) Each Group Company is in compliance in all material respects with all applicable transfer pricing laws and regulations, and the prices for any property or services provided by or to any Group Company are arm’s length prices for purposes of any applicable law, including Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006 and including to the extent required, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Group Companies.

4.15. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Group Companies are, and have since the Reference Date been in compliance with all Environmental Laws;

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(b) neither the Company nor its Subsidiaries are party to any unresolved, pending or, to the Knowledge of the Company, threatened Legal Proceeding arising under or related to Environmental Laws; and

(c) to the Knowledge of the Company, no conditions currently exist with respect to any valid, binding and enforceable leasehold interest under each of the each of the real property leases under which it is a party as of the date of this Agreement as a lessee that would reasonably be expected to result in any of the Group Companies incurring liabilities or obligations under Environmental Laws.

4.16. Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all of the following Intellectual Property that is owned by, and material to, the Group Companies: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; (iv) Internet domain names (the Intellectual Property referred to in clauses (i) through (iv), without any limitations as to materiality, collectively, the “Company Registered Intellectual Property”); and (v) material unregistered Trademarks. All of the Owned Intellectual Property is valid and subsisting and, to the Knowledge of the Company, enforceable in all material respects. All necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining each material item of the Company Registered Intellectual Property.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property and has, to the Knowledge of the Company, a license, sublicense or otherwise possesses legally enforceable rights to use all other material Intellectual Property used in the conduct of the businesses of the Group Companies as presently conducted, free and clear of all Liens (other than Permitted Liens). The Owned Intellectual Property and the Licensed Intellectual Property when used within the scope of the applicable Inbound Licenses include all of the Intellectual Property necessary for each of the Group Companies to conduct its business as currently conducted in all material respects (it being understood that this Section 4.16(b) is not a representation or warranty with respect to non-infringement of third-party Intellectual Property).

(c) To the Knowledge of the Company, since the Reference Date, the Owned Intellectual Property and the conduct of the businesses of the Group Companies has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Owned Intellectual Property, and no such claims have been made in writing against any third party by any of the Group Companies since the Reference Date.

(d) From January 1, 2018 through the date of this Agreement, except as set forth in Section 4.16(d) of the Company Disclosure Letter, there has been no action pending against any of the Group Companies and the Company has not received since the Reference Date through the date of this Agreement any written notice from any Person pursuant to which any Person is: (i) alleging that the conduct of the business of any of the Group Companies is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party; or (ii) contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property. None of the Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property.

(e) No past or present director, officer, employee, consultant or independent contractor of any of the Group Companies owns (or has any claim or any right (whether or not currently exercisable) to any ownership interest in or to other rights in any Owned Intellectual Property (other than the right to use such material Owned Intellectual Property in the performance of their activities for the Group Companies). Each of the past and present directors, officers, employees, consultants and independent contractors of any of the Group Companies who are or were engaged in creating or developing any Owned Intellectual Property for the Group Companies has executed and delivered a written agreement, pursuant to which such Person has: (i) agreed to hold all Trade Secrets of such Group

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Company (or of another Person and held by such Group Company) in confidence both during and for certain periods after such Person’s employment or retention, as applicable; (ii) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all such Owned Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby; and (iii) agreed to waive all moral rights such Person may have in any such work which such Person created or authored for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, no such Person is in violation of any such agreement. As of the date of this Agreement, there are no pending or, to the Company’s Knowledge, threatened, claims from current or former directors, employees or contractors of a Group Company in any jurisdiction for compensation or remuneration for inventions invented, copyright works created or any similar claim, including under Israeli Patents Law, 5727-1967.

(f) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all material Trade Secrets included in the Owned Intellectual Property (or owned by another Person and held by such Group Company). To the Knowledge of the Company, no Trade Secret that is material to the business of the Group Companies has been disclosed to any of the Group Companies’ past or present employees or any other Person, other than as subject to an agreement restricting the disclosure and use of such Trade Secret, and to the Knowledge of the Company, there is no uncured breach by any employee or Person under any such agreement.

(g) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any Owned Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of any of the Group Companies who contributed to the creation or development of any material Owned Intellectual Property was performing services for a Governmental Entity or any university, college, research institute or other educational institution related to the Group Companies’ businesses during a period of time during which such employee, consultant or independent contractor was also performing services for any of the Group Companies.

(h) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of the source code included in the Group Company Software. No source code for any Group Company Software has been delivered, licensed or made available, and no Group Company has any duty or obligation to deliver, license or make available any such source code, to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or contractor of a Group Company subject to confidentiality obligations to the Group Company with respect to such source code.

(i) To the Knowledge of the Company, the Group Company Software does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could (i) materially disrupt or materially and adversely affect the functionality of the Group Company Software, or (ii) enable or assist any Person to access without authorization, any Group Company Software, except for access disclosed in the documentation of such Group Company Software.

(j) The Company or one of its Subsidiaries owns, or has a valid right to access and use pursuant to a written agreement (which, for the avoidance of doubt, shall include standard click-through agreements), all computer systems, including the Software, hardware, networks, interfaces, platforms and related systems, databases, websites and equipment, used by any Group Company to process, store, maintain and operate data, information and functions that are material to and used in connection with the businesses of the Group Companies (collectively, the “Company IT Systems”). The Company IT Systems are sufficient for the operation of the businesses of the Group Companies as currently conducted. Since the Reference Date, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company IT Systems that have caused or, to the Knowledge of the Company, could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company IT Systems or the conduct of the business of the Group Companies. To the Knowledge of the Company, the Company IT Systems do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could (i) materially disrupt or materially and adversely affect the functionality of the Company IT Systems, or (ii) enable or assist any Person to access without authorization, any Company IT Systems, except for access disclosed in the documentation of such Company IT Systems.

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(k) None of the Group Companies have incorporated any Open Source Software in, or used any Open Source Software in connection with, any Group Company Software developed, licensed, distributed, used or otherwise exploited by any of the Group Companies in a manner that requires the contribution, licensing or disclosure to any third party of any material portion of any proprietary Group Company source code or that would otherwise transfer the rights of ownership in any Owned Intellectual Property of any of the Group Companies to any Person. The Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the Group Companies, including notice obligations.

(l) The execution and delivery of this Agreement by the Group Companies and the consummation of the Transactions will not: (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, any agreement relating to any Owned Intellectual Property or Licensed Intellectual Property; (ii) result in or require the grant, assignment or transfer to any other Person (other than SPAC or any of their respective Affiliates) of any license or other right or interest under, to or in any Owned Intellectual Property; or (iii) cause a loss or impairment of any Owned Intellectual Property or Licensed Intellectual Property.

4.17. Privacy.

(a) Each of the Group Companies have since the Reference Date at all times (in the case of any such Person, during the time such Person was acting for or on behalf of such Group Company and as applicable to such Group Company) complied in all material respects with: (i) all applicable Privacy Laws; (ii) each Group Company’s applicable policies regarding the processing of Personal Information; and (iii) each Group Company’s applicable contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information. None of the Group Companies has, since the Reference Date, (A) received any written claims of, nor has any of the Group Companies been charged with, a violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information or (B) been subject to any threatened, in writing, investigations, notices or requests from any Governmental Entity in relation to their data processing activities. None of the Group Companies is in material violation of its applicable privacy policies, rules or notices (including its own). None of the disclosures made or contained in the Group Companies’ applicable privacy policies or other disclosures of any the Group Companies has been misleading or deceptive or in violation of any applicable laws in any material respect.

(b) Each of the Group Companies has, as applicable, since the Reference Date, (i) implemented and maintained appropriate and commercially reasonable safeguards, which safeguards are consistent with practices in the industry in which the applicable Group Company operates, to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure, and (ii) except as could not result in any material liability to the Group Companies, taken as a whole, entered into data protection agreements as mandated by applicable Privacy Laws with all third party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the applicable Group Company that obligate such Persons to comply with applicable Privacy Laws and to take appropriate steps to protect and secure Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure. To the Knowledge of the Company, any third party who has provided Personal Information to any of the Group Companies has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) Except as set forth in Section 4.17(c) of the Company Disclosure Letter, to the Knowledge of the Company, since the Reference Date through the date of this Agreement, (i) there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies, and (ii) none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Information since the Reference Date. Each of the Group Companies has implemented, consistent with practices in the industry in which the applicable Group Company operates, disaster recovery and business continuity plans, and taken actions consistent with such plans to safeguard the data and Personal Information in its possession or control.

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4.18. Agreements, Contracts and Commitments.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each of the following Contracts to which a Group Company is a party as of the date of this Agreement, in each case, other than any Employee Benefit Plan or Company Real Property Lease:

(i) each Contract that involved the expenditure or receipt by the Group Companies of more than $5,000,000 in the aggregate during the twelve-month period ending on December 31, 2020 or would involve the expenditure or receipt by Group Companies of more than $5,000,000 in the aggregate in the twelve-month period ending December 31, 2021;

(ii) any Contract that purports to limit in any material respect (A) the localities in which the Group Companies’ businesses may be conducted, (B) any Group Company from engaging in any line of business or (C) any Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Group Companies from soliciting customers or employees;

(iii) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any of the Group Companies;

(iv) any Contract for or relating to any borrowing of money by or from the Company in excess of $5,000,000 (excluding any intercompany arrangements solely between or among any of the Group Companies);

(v) any employment or management Contract providing for annual payments in excess of $500,000;

(vi) each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Group Companies would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business of any other Person;

(vii) any Contracts relating to the sale of any operating business of any Group Company or the acquisition by any Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $5,000,000 and for which any Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(viii) any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(ix) any material Contract under which any of the Group Companies: (A) licenses Intellectual Property from any third party (“Inbound License”), other than Incidental Inbound Licenses; or (B) licenses Intellectual Property to any third party (other than (1) non-disclosure or confidentiality agreements or any other Contract that includes confidentiality provisions entered into in the ordinary course of business whereby any of the Group Companies provides another Person a limited, non-exclusive right to access or use Trade Secrets and (2) other non-exclusive licenses granted to suppliers, vendors, distributors or customers in the ordinary course of business);

(x) each Prior Preferred Share Purchase Agreement; and

(xi) any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.

(b) Except for each Company Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company party thereto and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto (subject in

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each case to the Enforcement Exceptions). Neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of or in default under, and no event has occurred which, with notice or lapse of time or both, would become a breach of or default under, any Company Material Contract, and, as of the date of this Agreement, no party to any Company Material Contract has given any written notice (i) of any claim of any such breach, default or event or (ii) that it intends to cease doing business with any Group Company or materially decrease the volume of business that it presently conducts with any Group Company. True, correct and complete copies of all Company Material Contracts have been made available to SPAC.

4.19. PIPE Financing. The Company has entered into the Subscription Agreements with the investors named therein (collectively, with any permitted assignees or transferees, the “PIPE Investors”) for the sale of Company Common Shares upon Closing for aggregate gross proceeds of not less than $650,000,000. Each such Subscription Agreement is in full force and effect and represents a legal, valid and binding obligation of the Company and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparty thereto (subject in each case to the Enforcement Exceptions). Each PIPE Investor has completed an accredited investor questionnaire customary for financings of the type and size of the PIPE Investment, and the Company has received representations and warranties from each PIPE Investor that such PIPE Investor is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has represented to the Company that such PIPE Investor is not acquiring the Company Common Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act.

4.20. Insurance. Each of the Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”) covering all material insurable risks in respect of its business and assets, and the Insurance Policies are in full force and effect. To the Knowledge of the Company, the coverages provided by such Insurance Policies are usual and customary in amount and scope for the Group Companies’ business and operations as concurrently conducted, and sufficient to comply with any insurance required to be maintained by Company Material Contracts. No written notice of cancellation or termination has been received by any Group Company with respect to any of the effective Insurance Policies. There is no pending material claim by any Group Company against any insurance carrier under any of the existing Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

4.21. Transactions with Related Parties. Except (a) the Employee Benefit Plans, (b) Contracts relating to labor and employment matters set forth in the Company Disclosure Letter or that are entered into after the date of this Agreement to the extent no Group Company was prohibited from entering into such Contract by Section 6.1, (c) Contracts between or among the Group Companies, (d) indemnification agreements between or among any director or officer of any of the Group Companies, on the one hand, and any of the Group Companies, on the other hand, (e) employee confidentiality and invention assignment agreements, (f) Contracts entered into on an arm’s-length basis and in the ordinary course of business between any of the Group Companies, on the one hand, and a Company Shareholder, on the other hand, (g) the payment of salary, bonuses and other compensation for services rendered, (h) reimbursement for reasonable expenses incurred in connection with any of the Group Companies, and (i) the Subscription Agreements, the Sponsor Commitment Letter, the Advance Investment Agreement, Investors’ Rights Agreements, Existing Voting Agreement, ROFR/Co-Sale Agreement, Prior Preferred Share Purchase Agreements, and any other Contract related to any Person’s ownership of Company Shares or other securities of any of the Group Companies, none of the Group Companies is party to any Contract with any (i) present or former officer or director of the Company, or a member of his or her immediate family, or (ii) Affiliate of the Company.

4.22. Information Supplied. The information relating to the Group Companies to be supplied by or on behalf of Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will not, on the date of filing thereof or the date that it is first mailed to the SPAC Stockholders, as applicable, or at the time of the SPAC Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Company with respect to the information that has been or will be supplied by SPAC or any of its Representatives for inclusion in the Registration Statement or the Proxy Statement/Prospectus or any projections or forecasts included therein.

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4.23. Anti-Bribery; Anti-Corruption. Since the Reference Date, none of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, employees or any other Persons, in each case, acting on their behalf, at their direction or for their benefit, has, in connection with the operation of the business of the Group Companies, and in each case in all material respects, directly or indirectly: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., the United Kingdom Bribery Act 2010, Sub-chapter 5 of Chapter 9 of Part B of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law, 2000, OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the UN Convention against Corruption, United States Currency, Foreign Transactions Reporting Act of 1970, or any other applicable anti-corruption or anti-bribery Legal Requirements (the “Anti-Corruption Laws”). None of the Group Companies or any of the Group Companies’ respective directors, officers or, to the Knowledge of the Company, any of the Group Companies’ respective employees or any other Persons acting on their behalf, at their direction or for their benefit, and in each case in all material respects, (i) is or has been the subject of an unresolved claim or allegation by a Governmental Entity, relating to (A) any potential violation of applicable Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. Since the Reference Date, the Group Companies have had and maintained a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and applicable Anti-Corruption Laws.

4.24. International Trade; Sanctions.

(a) Since the Reference Date, the Group Companies, the Group Companies’ respective directors, officers, Affiliates and, to the Knowledge of the Company, any of the Group Companies’ respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies, and in each case in all material respects: (i) have been in compliance with all applicable Customs & International Trade Laws; (ii) have obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, deemed export, import, re-export, deemed re-export or transfer of goods, services, software and technology required for the operation of the respective businesses of the Group Companies, including the Customs & International Trade Authorizations; (iii) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (iv) have not received any actual or, to the Knowledge of the Company, threatened claims, investigations or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws. The Group Companies have in place adequate controls and systems reasonably designed to ensure compliance with applicable Customs & International Trade Laws in each of the jurisdictions in which the Group Companies or any of their respective Affiliates is incorporated or does business.

(b) None of the Group Companies or any of the Group Companies’ respective directors, officers or, to the Knowledge of the Company, any of the Group Companies’ respective Affiliates, employees or any other Persons acting on their behalf is or has been since the Reference Date, a Sanctioned Person. Since the Reference Date, the

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Group Companies and the Group Companies’ respective directors, officers or, to the Knowledge of the Company, any of the Group Companies’ respective Affiliates, employees or any other Persons acting on their behalf have, in connection with the operation of the business of the Group Companies, been in material compliance with any applicable Sanctions. Since the Reference Date, (i) no Governmental Entity has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or any of their respective directors, officers or, to the Knowledge of the Company, any of the Group Companies’ respective employees or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or threatened claims or requests for information by a Governmental Entity received by a Group Company with respect to the Group Companies’ or any of their respective Affiliates’ compliance with applicable Sanctions and (iii) no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The Group Companies have in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions.

4.25. Governmental Grants. No Governmental Grants have been received by any Group Company. There are no pending applications for Governmental Grants by any Group Company.

4.26. Brokers. Except the fees payable and expenses reimbursable to Goldman Sachs Israel LLC and the fees payable and expenses reimbursable to Citigroup Global Markets Inc. in connection with the Transactions, the Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any Group Company.

4.27. Disclaimer of Other Warranties. THE COMPANY AND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V OR IN ANY OTHER TRANSACTION AGREEMENT, NEITHER SPAC NOR ANY AFFILIATE OR REPRESENTATIVE OF SPAC HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY OR MERGER SUB OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO SPAC OR ANY OF ITS BUSINESSES, ASSETS OR PROPERTIES, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SPAC IN ARTICLE V OR BY SPAC OR ANY OF ITS AFFILIATES IN ANY OTHER TRANSACTION AGREEMENT, NONE OF SPAC, ANY OF ITS AFFILIATES, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IS MAKING OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (A) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE COMPANY, ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES BY OR ON BEHALF OF SPAC IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (B) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (C) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO SPAC OR ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY AND MERGER SUB HEREBY ACKNOWLEDGE THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION AGREEMENTS. EACH OF THE COMPANY AND MERGER SUB ACKNOWLEDGE THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SPAC AND ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF SPAC EXPRESSLY SET FORTH IN THIS AGREEMENT AND THOSE EXPRESSLY SET FORTH IN THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.26, CLAIMS AGAINST SPAC WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD (AS DEFINED HEREIN).

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Article V

REPRESENTATIONS AND WARRANTIES OF SPAC

Except: (i) as set forth in the letter dated as of the date of this Agreement and delivered by SPAC to the Company prior to or in connection with the execution and delivery of this Agreement (the “SPAC Disclosure Letter”); and (ii) as disclosed in the SPAC SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, SPAC represents and warrants to the Company and Merger Sub as follows:

5.1. Organization and Qualification. SPAC is duly incorporated, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of the State of Delaware. SPAC has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. SPAC is duly qualified or licensed to do business in each jurisdiction in which it is conducting its business, or where the operation, ownership or leasing of its properties makes such qualification or licensing necessary. SPAC is not in violation of any of the provisions of its Governing Documents in any material respect. SPAC is not in violation of any of the provisions of its Governing Documents.

5.2. Capitalization.

(a) As of the date of this Agreement, there are (i) 1,000,000 authorized shares of preferred stock, par value $0.0001 per share, of SPAC (the “SPAC Preferred Stock”); (ii) 100,000,000 authorized shares of Class A common stock, par value $0.0001 per share, of SPAC (“SPAC Class A Stock”); and (iii) 10,000,000 authorized shares of Class B common stock, par value $0.0001 per share, of SPAC (“SPAC Class B Stock” and, together with the SPAC Preferred Stock and the SPAC Class A Stock, the “SPAC Shares”). As of the date of this Agreement, assuming the Unit Separation has occurred, SPAC has 25,640,000 shares of SPAC Class A Stock issued and outstanding, and none are held by SPAC in its treasury, 8,546,667 shares of SPAC Class B Stock issued and outstanding and no shares of SPAC Preferred Stock issued or outstanding. As of the date of this Agreement, and assuming the Unit Separation has occurred, there are 8,546,666 warrants to purchase one share of SPAC Class A Stock issued and outstanding, of which 8,333,333 are included in the SPAC Public Units (the “Public Warrants”) and 213,333 are included in the SPAC Private Units (the “Private Placement Warrants” and, collectively with the Public Warrants, the “SPAC Warrants”). All outstanding SPAC Class A Stock and SPAC Class B Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. The SPAC Warrants have been validly issued, and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms (subject to Enforcement Exceptions). All of the outstanding securities of SPAC have been granted, offered, sold and issued in material compliance with all applicable securities Legal Requirements.

(b) Except for the SPAC Warrants and the SPAC Class B Stock, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which SPAC is a party or by which it is bound obligating SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional SPAC Shares or any other shares of capital stock or other interest or participation in, or any security convertible or exercisable for or exchangeable into, SPAC Shares or any other shares of capital stock or other interest or participation in SPAC. SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Other than in connection with the SPAC Stockholder Redemption, there are no outstanding contractual obligations of SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) Except as set forth in SPAC’s Governing Documents, the Current Registration Rights Agreement, the Insider Agreement (as defined in the Sponsor Agreement), or a Transaction Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

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5.3. Authority Relative to this Agreement. SPAC has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Merger). The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by SPAC of the Transactions (including the Merger) have been (or, in the case of any Transaction Agreements entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all necessary corporate action on the part of SPAC, and no other proceedings on the part of SPAC are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated thereby, other than approval of the SPAC Stockholder Matters. This Agreement and the other Transaction Agreements to which SPAC is a party have been (or, in the case of any Transaction Agreements entered into after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery hereof and thereof by the other parties thereto, constitute the legal and binding obligations of SPAC enforceable against it in accordance with their terms (subject to the Enforcement Exceptions).

5.4. No Conflict; Required Filings and Consents.

(a) Subject to receipt of the SPAC Stockholder Approval, the execution and delivery by SPAC of this Agreement or the other Transaction Agreements to which it is a party do not (or, in the case of any Transaction Agreements to be entered into by SPAC after the date of this Agreement, will not), the performance of this Agreement and the other Transaction Agreements to which such SPAC is or as of the Closing will be a party will not, and the consummation of the Transactions, shall not: (i) conflict with or violate its Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair its rights or alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the material properties or material assets of SPAC pursuant to, any Contracts, except, with respect to the foregoing clauses (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

(b) The execution and delivery of this Agreement by SPAC, or the other Transaction Agreements to which SPAC is a party, does not, and the performance of its obligations hereunder and thereunder and the consummation of the Transactions and the transactions contemplated thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Certificate of Merger in accordance with the DGCL; (ii) the filing of the Registration Statement and any other applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which any Group Company is licensed or qualified to do business; (iii) the filing and approval of a listing application by the Company with NASDAQ with respect to the Company Common Shares to be issued in the Reclassification (as adjusted by the Stock Split) and the Company Common Shares to be issued as the Merger Consideration; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

5.5. Compliance; Material Permits.

(a) Since its incorporation, SPAC has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation, to the Knowledge of SPAC, no investigation or review by any Governmental Entity with respect to SPAC has been pending or threatened. No written or, to the Knowledge of SPAC, oral notice of non-compliance with any applicable Legal Requirements has been received by SPAC. SPAC is in possession of all Material Permits necessary to own, operate and lease the properties it purports to own, operate or lease and to carry on its business as it is now being conducted in all material respects. Each Material Permit held by SPAC is valid, binding and in full force and effect in all material respects.

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(b) SPAC (i) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Material Permit necessary to own, operate and lease the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects, or (ii) has not received any notice from a Governmental Entity that has issued any such Material Permit that it intends to cancel, terminate, modify or not renew any such Material Permit, except in the case of the foregoing clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to be material to SPAC.

5.6. SPAC SEC Reports and Financial Statements.

(a) SPAC has timely filed all forms, reports, schedules, statements and other documents required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional SPAC SEC Reports”). All SPAC SEC Reports, Additional SPAC SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the initial public offering of SPAC) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. SPAC has made available to the Company true, correct and complete copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. The SPAC SEC Reports were, and the Additional SPAC SEC Reports will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports did not, and the Additional SPAC SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct in all material respects. Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NASDAQ, so long as copies thereof are publicly available.

(b) The financial statements of SPAC contained or incorporated by reference in the SPAC SEC Reports, including all notes and schedules thereto, and the financial statements of SPAC that will be contained or incorporated by reference in any Additional SPAC SEC Report, including all notes and schedules thereto, (i) complied (and, in the case of the financial statements of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports, will comply) in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, (ii) were prepared (and, in the case of the financial statements of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports, will be prepared) in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Securities Act) and (iii) fairly present (and, in the case of the financial statements of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports, will fairly present), in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with: (x) U.S. GAAP; and (y) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports. Each of the financial statements of SPAC included or incorporated by reference in the SPAC SEC Reports were derived from the books and records of SPAC and each of the financial statements of SPAC that will be included or incorporated by reference in the

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Additional SPAC SEC Reports will be derived from the books and records of SPAC, in each case, which books and records are, in all material respects, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices.

(c) To the Knowledge of SPAC, neither the SEC nor any other Governmental Entity is conducting any investigation or review of any SPAC SEC Reports or Additional SPAC SEC Reports. No notice of any SEC review or investigation of SPAC or SPAC SEC Reports or Additional SPAC SEC Reports has been received by SPAC. Since the consummation of the initial public offering of SPAC’s securities, all comment letters received by SPAC from the SEC or the staff thereof and all responses to such comment letters filed by or on behalf of SPAC are publicly available on the SEC’s EDGAR website.

(d) Since the consummation of the initial public offering of SPAC’s securities, SPAC has timely filed all Certifications with respect to any of SPAC SEC Reports or Additional SPAC SEC Reports. As used in this Section 5.6(d), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) SPAC has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

5.7. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the incorporation of SPAC through the date of this Agreement, there has not been: (a) any SPAC Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of SPAC’s capital stock, or any purchase, redemption or other acquisition by SPAC of any of SPAC’s capital stock or any other securities of SPAC or any options, warrants, calls or rights to acquire any such shares or other securities; (c) any split, combination or reclassification of any of SPAC’s capital stock; (d) any material change by SPAC in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP (or any interpretation thereof) or Legal Requirements; (e) any change in the auditors of SPAC; (f) any issuance of capital stock of SPAC; or (g) any revaluation by SPAC of any of its assets, including any sale of assets of SPAC other than in the ordinary course of business.

5.8. Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to SPAC, there is: (a) no pending or, to the Knowledge of SPAC, threatened Legal Proceeding, or to the Knowledge of SPAC, any investigation, against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of SPAC, threatened audit, examination or investigation by any Governmental Entity against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending or threatened Legal Proceeding by SPAC against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on SPAC; and (e) no Order imposed or, to the Knowledge of SPAC, threatened to be imposed upon SPAC or any of its respective properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such. There is no pending or, to the Knowledge of SPAC, threatened Legal Proceeding challenging or seeking to enjoin, alter or materially delay the Transactions.

5.9. Business Activities. Since its incorporation, SPAC has not conducted any business activities other than activities: (a) in connection with its organization; (b) in connection with its initial public offering; and (c) directed toward the accomplishment of a business combination. Except as set forth in the Governing Documents of SPAC, there is no Contract or Order binding upon SPAC or to which it is a party which has or could reasonably be expected

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to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

5.10. SPAC Material Contracts.

(a) Section 5.10(a) of the SPAC Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K) to which SPAC is party or by which any of its respective assets are bound (the “SPAC Material Contracts”), other than any such SPAC Material Contract that is listed as an exhibit to any SPAC SEC Report.

(b) True, correct and complete copies of the SPAC Material Contracts have been delivered to or made available to the Company. Except for each SPAC Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect, (i) such SPAC Material Contracts are in full force and effect and represent the legal, valid and binding obligations of SPAC and, to the Knowledge of SPAC, represent the legal, valid and binding obligations of the other parties thereto, and, to the Knowledge of SPAC, are enforceable by SPAC to the extent a party thereto in accordance with their terms (subject to the Enforcement Exceptions), and (ii) none of SPAC or, to the Knowledge of SPAC, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract.

5.11. SPAC Listing. The SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market (“NASDAQ”) under the symbol “FTCVU”. The shares of SPAC Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “FTCV”. The SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “FTCVW”. There is no Legal Proceeding or investigation pending or, to the Knowledge of SPAC, threatened in writing against SPAC by the NASDAQ or the SEC with respect to any intention by NASDAQ or the SEC to deregister the SPAC Units, the shares of SPAC Class A Stock or SPAC Warrants or to terminate the listing of SPAC Units, shares of SPAC Class A Stock or SPAC Warrants on the NASDAQ. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Stock or SPAC Warrants under the Exchange Act.

5.12. Trust Account.

(a) As of the date of this Agreement, SPAC has at least $250,000,000 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of December 3, 2020, by and between SPAC and Continental Stock Transfer and Trust Company (“Continental Trust”), for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The obligations of SPAC under this Agreement are not subject to any conditions regarding SPAC’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of SPAC with respect to Continental Trust, is valid and in full force and effect and is enforceable in accordance with its terms (subject to the Enforcement Exceptions). SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, Continental Trust. There are no separate Contracts, side letters or other written understandings: (i) between SPAC and Continental Trust that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of SPAC, that would entitle any Person (other than stockholders of SPAC holding SPAC Shares sold in SPAC’s initial public offering who shall have elected to redeem their shares of SPAC Shares pursuant to SPAC’s Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem SPAC Shares in accordance with the provisions of SPAC’s Governing Documents. There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened in writing with respect to the Trust Account.

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5.13. Taxes.

(a) All material Tax Returns required to be filed by or on behalf of SPAC have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by or on behalf of SPAC (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.

(b) SPAC has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Knowledge of SPAC is there any) against SPAC which has not been paid or resolved.

(d) No material Tax audit or other examination of SPAC by any Governmental Entity is presently in progress, nor has SPAC been notified in writing of (nor to the Knowledge of SPAC is there any) any request or threat for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of SPAC.

(f) SPAC has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on SPAC’s Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of SPAC in the ordinary course of business.

(g) SPAC (i) does not have any liability for the Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); and (iii) has not, since the Reference Date, ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes.

(h) SPAC has not: (i) consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open.

(i) SPAC has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(j) SPAC will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.

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(k) Since the Reference Date, no claim has been made in writing (nor to SPAC’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which SPAC does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(l) The consummation of the Transactions will not, either alone or in combination with another event, result in any “excess parachute payment” to any SPAC officer, director or other service provider under Section 280G of the Code. No SPAC plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether oral or written, provides for a Tax gross-up, make-whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

5.14. Information Supplied. The information relating to SPAC to be supplied by or on behalf of SPAC for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement/Prospectus will not, on the date of filing thereof or the date it is first mailed to SPAC Stockholders, as applicable, or at the time of the SPAC Special Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement and the Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information that has been or will be supplied by the Company or any of its Representatives for inclusion in the Registration Statement and the Proxy Statement/Prospectus or any projections or forecasts to be included therein.

5.15. Employees; Benefit Plans. As of the date of this Agreement, (a) SPAC does not have and has never had any employees and (b) SPAC does not and has never sponsored, maintained, contributed to or had any liability in respect of any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) or any retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether oral or written.

5.16. Insurance. Except for directors’ and officers’ liability insurance, SPAC does not maintain any insurance policies.

5.17. Intellectual Property. SPAC does not own, license or otherwise have any right, title or interest in any Intellectual Property. To the Knowledge of SPAC, SPAC does not infringe, misappropriate or violate any Intellectual Property of any other Person.

5.18. Title to Property. SPAC does not own or lease any real property or, other than cash, personal property. There are no options or other Contracts under which SPAC has a right or obligation to acquire or lease any interest in any real property or personal property.

5.19. Financing. SPAC represents that it is not a condition to the Closing or to any of its other obligations under this Agreement that SPAC obtain financing for or related to any of the Transactions except as expressly contemplated herein.

5.20. Board Approval; Stockholder Vote. The SPAC Board (including any required committee or subgroup of the SPAC Board) has unanimously: (a) determined that the Merger is fair to, and in the best interests of, SPAC and the SPAC Stockholders, (b) approved this Agreement, the Merger and the other Transactions and (c) determined to recommend that the SPAC Stockholders vote to approve the SPAC Stockholder Matters. Other than the SPAC Stockholder Approval, no other corporate proceedings on the part of SPAC is necessary to approve the consummation of the Transactions.

5.21. Affiliate Transactions. Except as described in the SPAC SEC Reports under the heading “Related Party Transactions”, no Contract between SPAC, on the one hand, and any of the present or former directors, officers, employees or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

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5.22. State Takeover Statutes Inapplicable. Section 203 of the DGCL is inapplicable to and no other “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Legal Requirement is applicable to, the Merger and the other Transactions, including the entry by the Company into the SPAC Voting Agreements.

5.23. Brokers. Other than the Persons set forth in Section 5.23 of the SPAC Disclosure Letter, SPAC does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.

5.24. Residency.

(a) SPAC is a non-Israeli resident company that has no activities in Israel, and its activities are controlled and managed outside of Israel. None of SPAC’s directors and officers is an Israeli resident.

(b) (i) None of the SPAC Sponsors (excluding the beneficial owners of any equity interests of the SPAC Sponsors) nor, to the Knowledge of SPAC, any Person who, directly or indirectly, is a registered holder of any, or beneficially owns at least five percent (5%), of the issued and outstanding SPAC Shares is an Israeli resident for Tax purposes. As used in this Section 5.24(b), “beneficial owner” or any variation thereof, including “beneficially own,” shall have the meaning ascribed to it in Rule 13d-3 of the Exchange Act.

5.25. SPAC Working Capital Notes. There are no outstanding SPAC Working Capital Notes as of the date of this Agreement.

5.26. Disclaimer of Other Warranties. SPAC HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SPAC OR ANY SPAC SPONSOR OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY OF THE GROUP COMPANIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY AND MERGER SUB IN ARTICLE IV OR BY THE COMPANY IN ANY OTHER TRANSACTION AGREEMENT, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES IS MAKING OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (A) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (B) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (C) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO ANY OF THE GROUP COMPANIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROJECTED OPERATIONS OF THE FOREGOING. SPAC HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION AGREEMENTS. SPAC ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE GROUP COMPANIES AND THEIR RESPECTIVE BUSINESSES, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION SPAC HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB EXPRESSLY SET FORTH IN THIS AGREEMENT AND THOSE EXPRESSLY SET FORTH IN THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 5.26, CLAIMS AGAINST THE COMPANY WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD (AS DEFINED HEREIN).

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Article VI

CONDUCT PRIOR TO THE CLOSING DATE

6.1. Conduct of Business by the Company and the Company Subsidiaries.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company shall, and shall cause each of the Company Subsidiaries to carry on its business in the ordinary course consistent with past practice, except: (w) to the extent that SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (x) as required by applicable Legal Requirements (including any COVID-19 Measure) or any Governmental Entity or as reasonably necessary in light of COVID-19; (y) as expressly required, permitted or contemplated by this Agreement or any of the other Transaction Agreements (including in connection with the PIPE Investment, Self-Tender Offer, the issuance of the Price Adjustment Rights, the Capital Restructuring or the Pre-PIPE Conversion); or (z) as set forth in Section 6.1(a) of the Company Disclosure Letter. Notwithstanding the foregoing, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.1(b) shall constitute a breach under this Section 6.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.1(b) and this Section 6.1(a).

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, except (w) to the extent that SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (x) as required by applicable Legal Requirements (including any COVID-19 Measure) or any Governmental Entity or as reasonably necessary in light of COVID-19; (y) as expressly required, permitted or contemplated by this Agreement or any of the other Transaction Agreements (including in connection with the PIPE Investment, Self-Tender Offer, the issuance of the Price Adjustment Rights, the Capital Restructuring or the Pre-PIPE Conversion); or (z) as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(i) sell, assign, lease, sublease, exclusively license, exclusively sublicense, abandon, pledge or otherwise transfer or dispose of or grant any right, title or interest in, to or under, any material assets (including material Owned Intellectual Property) of the Group Companies taken as a whole, except (A) in the ordinary course of business or (B) any transaction between the Company or any of its direct or indirect wholly-owned Subsidiaries, on the one hand, and any other direct or indirect wholly-owned Subsidiary of the Company, on the other hand;

(ii) except for transactions solely among the Company and any of the Company Subsidiaries: (A) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity security of any Group Company (other than distributions made by any direct or indirect wholly-owned Subsidiaries of the Company to the Company or any of its other direct or indirect wholly-owned Subsidiaries), or split, combine or reclassify any capital stock or other equity security of any Group Company; (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or other equity security of any Group Company (other than repurchases, redemptions or other acquisitions of any such capital stock or other equity security from directors, officers, employees or consultants in accordance with the terms of any equity incentive plan or such Person’s employment, grant, consulting or subscription agreement, in each case, in accordance with the Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement); or (C) grant, issue or sell, or authorize the grant, issuance or sale of any capital stock or equity security of any Group Company (other than any (1) issuance of any securities (x) in arm’s-length transaction in order to satisfy capital requirements imposed by any Governmental Entity or counterparty or (y) at a price per share that is no less than $10.00 multiplied by the Split Factor, (2) issuance of any capital stock or other equity security that is included in the calculation of Fully-Diluted Company Share Amount, (3) grants, issuances or sales made to directors, officers, employees or consultants in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, up to the total number of equity awards available under the Company’s equity award pool as of the date of this Agreement and in accordance with the Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or

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modified after the date of this Agreement in accordance with this Agreement or (4) issuance of any securities as consideration for the acquisition of any Person or business (whether by merger, stock acquisition, asset acquisition or otherwise) so long as the aggregate amount of securities so issued represent less than 9.9% of the total outstanding equity interests of the Company immediately prior to the execution of this Agreement);

(iii) amend its Governing Documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business;

(iv) (A) make any loans to any Person other than any of the Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; or (B) create, incur, assume, guarantee or otherwise become liable for, any indebtedness for borrowed money incurred after the date hereof in excess of $300,000,000 other than (1) guarantees of any such indebtedness of any Subsidiaries of the Company or guarantees by any Subsidiaries of the Company of any such indebtedness of the Company, (2) any transaction between the Company or any of its direct or indirect wholly-owned Subsidiaries, on the one hand, and any other direct or indirect wholly-owned Subsidiary of the Company, on the other hand, and (3) indebtedness of the Company or any of its Subsidiaries with liquidity providers or payment processors that may be necessary for the operation of the business of any Group Company;

(v) amend or terminate the IRA Amendment, the ROFR/Co-Sale Amendment or the Voting Amendment;

(vi) except as required by IFRS (or any interpretation thereof) or to obtain compliance with PCAOB auditing standards or to upgrade its practices to those suitable for a public company, (A) make any material change in accounting methods, principles or practices or (B) change (or request to change) any material method of accounting for Tax purposes;

(vii) make, change or revoke any material Tax election, other than in the ordinary course of business;

(viii) engage in any material new line of business, excluding any expansion (A) of any existing line of business or (B) into a new geographical region;

(ix) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company;

(x) enter into any transaction with any Company Shareholder under which the Company provides to such Company Shareholder any material asset of the Group Companies or any material payment, other than (A) in the ordinary course of business, (B) compensation, benefits and expense reimbursement made or provided to any director, officer, employee or consultant of any Group Company or (C) any transaction or payment that is (1) on arms’ length terms, and (2) approved by a majority of the disinterested members of the Company Board;

(xi) incur (or otherwise take any action that would reasonably be expected to incur) Company Transaction Costs in excess of the amount set forth on Section 6.1(b)(xi) of the Company Disclosure Letter; or

(xii) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(b)(i) through Section 6.1(b)(xi).

6.2. Conduct of Business by SPAC.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, SPAC shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice, except: (w) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (x) as required by applicable Legal Requirements (including any COVID-19 Measure) or any Governmental Entity or as reasonably necessary in light of COVID-19; (y) as expressly required, permitted or contemplated by this Agreement or any of the other Transaction Agreements; or (z) as set forth in Section 6.2(a) of the SPAC Disclosure Letter. Notwithstanding the foregoing, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.2(b) shall constitute a breach under this Section 6.2(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.2(b) and this Section 6.2(a).

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(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, except (w) as required by applicable Legal Requirements (including any COVID-19 Measure) or any Governmental Entity or as reasonably necessary in light of COVID-19; (x) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (y) as expressly required, permitted or contemplated by this Agreement or any of the other Transaction Agreements; or (z) as set forth in Section 6.2(b) of the SPAC Disclosure Letter, SPAC shall not do any of the following:

(i) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock, warrant or other equity security or split, combine or reclassify any capital stock, warrant or other equity security, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(ii) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC, the Company or any of Company Subsidiaries;

(iii) acquire or establish any Subsidiary;

(iv) grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(v) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of SPAC;

(vi) amend its Governing Documents;

(vii) voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of material assets or properties or SPAC or its Subsidiaries;

(viii) (A) create, incur, assume, guarantee or otherwise become liable for, any indebtedness for borrowed money; (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; (C) make a loan or advance to, or capital contribution or investment in, any Person; or (D) enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business; provided, however, that SPAC shall be permitted to incur indebtedness under any SPAC Working Capital Notes in order to meet its reasonable working capital requirements, with any such loans to be made only as reasonably required by the operation of SPAC in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length and repayable at Closing;

(ix) except as required by U.S. GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

(x) (A) make, change or revoke any material Tax election; or (B) change (or request to change) any material method of accounting for Tax purposes, in each case other than in the ordinary course of business or required by an applicable Legal Requirement;

(xi) create any Liens on any material property or material assets of SPAC;

(xii) liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC;

(xiii) pay, distribute or advance any assets or property to any of its officers, directors, stockholders or other Affiliates (other than its Subsidiaries) or enter into or amend any agreement with respect to the

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foregoing, other than regarding (A) payments or distributions relating to obligations in respect of arm’s-length commercial transactions or (B) reimbursement for reasonable expenses incurred in connection with SPAC or its Subsidiaries;

(xiv) hire any employee or adopt or enter into any employee benefit or compensatory plan, policy, program, agreement, trust or arrangement;

(xv) modify or amend the Trust Agreement or enter into or amend any other agreement related to the Trust Account;

(xvi) incur (or otherwise take any action that would reasonably be expected to incur) SPAC Transaction Costs in excess of the amount set forth on Section 6.2(b)(xvi) of the SPAC Disclosure Letter; or

(xvii) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.2(b)(i) through Section 6.2(b)(xvi).

6.3. Requests for Consent. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an e-mail from the Company to one or more of the individuals (or such other persons as SPAC may specify by notice to the Company) set forth on Section 6.3 of the SPAC Disclosure Letter specifically requesting consent under Section 6.1 shall constitute a valid request by the Company, and an e-mail from any such individual providing a consent in response to such request shall constitute a valid consent, for all purposes under Section 6.1 and (b) an e-mail from SPAC to one or more of the individuals (or such other persons as the Company may specify by notice to SPAC) set forth on Section 6.3 of the Company Disclosure Letter specifically requesting consent under Section 6.2 shall constitute a valid request by SPAC, and an e-mail from any such individual providing a consent in response to such request shall constitute a valid consent, for all purposes under Section 6.2.

Article VII

ADDITIONAL AGREEMENTS

7.1. Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable following the execution and delivery of this Agreement, the Company and SPAC shall, in accordance with this Section 7.1, jointly prepare and the Company shall file with the SEC a mutually agreed upon (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable) (i) registration statement on Form F-4 (as such filing is amended or supplemented, the “Registration Statement”) for the purpose of registering under the Securities Act the offer and sale of the Company Common Shares to be issued in the Reclassification (as adjusted by the Stock Split), the Company Common Shares to be issued as the Merger Consideration, the Company Warrants, and the Company Common Shares issuable upon the automatic exercise of the Price Adjustment Rights and (ii) proxy statement/prospectus to be filed with the SEC as part of the Registration Statement and sent to the SPAC Stockholders relating to the SPAC Special Meeting (such proxy statement/prospectus, together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), both of which shall comply as to form, in all material respects, with the provisions of the Securities Act and Exchange Act (as applicable), for the purpose of (A) providing the SPAC Stockholders with notice of the opportunity to redeem shares of SPAC Class A Stock (the “SPAC Stockholder Redemption”) and (B) soliciting proxies from the SPAC Stockholders to vote at the SPAC Special Meeting in favor of the SPAC Stockholder Matters.

(b) Each of the Company and SPAC shall use their respective commercially reasonable efforts to (i) cause the Registration Statement (including the Proxy Statement/Prospectus), when filed, to comply in all material respects with all applicable Legal Requirements, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Registration Statement (including the Proxy Statement/Prospectus), (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after the date on which the Registration Statement is initially filed with the SEC and (iv) keep the Registration Statement effective for so long as necessary to complete the Reclassification and the Merger.

(c) If, at any time prior to the SPAC Special Meeting, any information relating to SPAC or the Company, or any of their respective Affiliates, officers or directors, is discovered by SPAC or the Company which is required to be set forth in an amendment or supplement to the Registration Statement so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein,

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in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly inform the other Party and each of SPAC and the Company shall cooperate reasonably in connection with preparing an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminating such information to the SPAC Stockholders.

(d) The Company and SPAC shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws. The Company and SPAC agree to use commercially reasonable efforts to promptly provide the other Party with all information in its possession concerning the business, management, operations and financial condition of such Party reasonably requested by the other Party for inclusion in the Registration Statement. The Company and SPAC shall cause the officers and employees of such Party to be reasonably available, during the Company’s normal business hours, to the other Party and its counsel, auditors and other advisors in connection with the drafting of the Registration Statement and responding in a timely manner to comments on the Registration Statement from the SEC.

7.2. SPAC Stockholder Approval.

(a) SPAC shall, prior to the Proxy Statement/Prospectus Clearance Date, set a record date that is mutually agreed upon by SPAC and the Company (the “SPAC Record Date”) for determining the SPAC Stockholders entitled to attend the SPAC Special Meeting. SPAC shall timely commence a “broker search” in accordance with Rule 14a-12 of the Exchange Act. Promptly following the Proxy Statement/Prospectus Clearance Date, SPAC
shall file the definitive Proxy Statement/Prospectus with the SEC and cause the Proxy Statement/Prospectus to be mailed to each SPAC Stockholder of record as of the SPAC Record Date (such date on which the Proxy
Statement/Prospectus is mailed to the SPAC Stockholders, the “Proxy Statement/Prospectus Mailing Date”).

(b) SPAC shall, as promptly as practicable following the Proxy Statement/Prospectus Clearance Date, duly call, give notice of and hold a special meeting of the SPAC Stockholders (the “SPAC Special Meeting”) for the purpose of obtaining the approval of the SPAC Stockholder Matters, which meeting shall be held not more than twenty-five (25) U.S. Business Days after the Proxy Statement/Prospectus Mailing Date and in any event prior to the Outside Date. Without the prior written consent of the Company, the SPAC Stockholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC Stockholders at the SPAC Special Meeting. SPAC shall use commercially reasonable efforts to obtain the approval of the SPAC Stockholder Matters at the SPAC Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the SPAC Stockholder Matters and, if requested by the Company, engaging a proxy solicitor reasonably acceptable to the Company to solicit proxies from the SPAC Stockholders providing the approval of the SPAC Stockholder Matters. Subject to the proviso in the immediately following sentence, SPAC shall include the SPAC Recommendation in the Proxy Statement/Prospectus. The SPAC Board shall not (and no committee or subgroup of the SPAC Board shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Recommendation (a “SPAC Change in Recommendation”); provided that the SPAC Board may make a SPAC Change in Recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended) only if (i) an Intervening Event occurs, (ii) based solely on the occurrence of such Intervening Event, the SPAC Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a SPAC Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the SPAC Stockholders under the DGCL, (iii) SPAC delivers to the Company a written notice (an “Intervening Event Notice”) advising the Company that the SPAC Board proposes to make a SPAC Change in Recommendation and containing a detailed description of the facts and circumstances that constitute an Intervening Event and (iv) at or after 10:00 a.m., New York City time, on the fifth (5th) Business Day immediately following the day on which SPAC delivered the Intervening Event Notice, based solely on the occurrence of such Intervening Event, the SPAC Board again determines in good faith, after consultation with its outside legal counsel, that a failure to make a SPAC Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the SPAC Stockholders under the DGCL, after taking into account any state of facts, development, change, circumstance, occurrence, event or effect (including any action taken by any Group Company) that eliminates or mitigates such Intervening Event. SPAC agrees that its obligation to establish a record date for, duly call, give notice of and hold the SPAC Special Meeting for the purpose of seeking approval of the SPAC Stockholder Matters shall not be affected by any SPAC Change in Recommendation, and that SPAC is required to establish a record date for,

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duly call, give notice of and hold the SPAC Special Meeting and submit for the approval of the SPAC Stockholders the SPAC Stockholder Matters regardless of whether or not there shall have occurred any SPAC Change in Recommendation.

(c) Notwithstanding anything to the contrary contained in this Agreement, SPAC shall not postpone or adjourn the SPAC Special Meeting except in accordance with this Section 7.2(c). SPAC shall be entitled to and, in the case of the following clauses (ii), (iii), (iv) and (v), at the request of the Company, SPAC shall) postpone or adjourn the SPAC Special Meeting: (i) after consultation with the Company, to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the SPAC Board has determined in good faith is required by applicable Legal Requirements is disclosed and promptly disseminated to the SPAC Stockholders prior to the SPAC Special Meeting to the extent required by applicable Legal Requirements; (ii) if, as of the time for which the SPAC Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient SPAC Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the SPAC Special Meeting; (iii) to seek withdrawals of redemption requests from the SPAC Stockholders if SPAC or the Company reasonably expects that the condition set forth in Section 8.3(d) would not be satisfied at the Closing; (iv) to seek withdrawals of redemption requests from the SPAC Stockholders if SPAC or the Company reasonably expects that the condition set forth in Section 8.2(e) would not be satisfied at the Closing; or (v) in order to solicit additional proxies from the SPAC Stockholders for purposes of obtaining approval of the SPAC Stockholder Matters if, as of the time for which the SPAC Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), the SPAC Shares voted by proxy are not sufficient to approve the SPAC Stockholder Matters; provided that in the event of a postponement or adjournment pursuant to the foregoing clauses (i) or (ii) the SPAC Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of the Company, in no event shall SPAC adjourn the SPAC Special Meeting to a date that is beyond four (4) U.S. Business Days prior to the Outside Date.

7.3. Company Shareholder Approval. The Company shall use commercially reasonable efforts to obtain from Company Shareholders, promptly following the Proxy Statement/Prospectus Mailing Date, the Company Shareholder Approval, which may, in the Company’s discretion, be obtained at a meeting of the Company Shareholders duly called and held by the Company or by written consent in lieu of a meeting of the Company Shareholders; provided that nothing in this Section 7.3 shall prohibit the Company from effecting a Company Change in Recommendation pursuant to Section 7.10(e), submitting a Superior Proposal to the Company Shareholders pursuant to Section 7.10(e) or terminating this Agreement pursuant to Section 9.1(h).

7.4. Certain Regulatory Matters.

(a) Each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, or to do or cause to be done, all actions and things necessary or advisable to consummate and make effective as promptly as practicable the Transactions. Without limiting the generality of the foregoing, as promptly as practicable following the date of this Agreement, the Parties shall make all filings, notices, waiver requests, applications and other submissions, other than any Specified Filing, to any Governmental Entity (the “Required Regulatory Filings”) that are necessary or advisable in connection with all consents, approvals, orders, authorizations, clearances, licenses, waivers and exemptions, other than any Specified Governmental Approvals, that are necessary, proper or advisable to be obtained with respect to the Transactions (the “Required Regulatory Approvals”). The Parties shall promptly and in good faith respond to all information requested of them by any Governmental Entity in connection with such Required Regulatory Filings and otherwise reasonably cooperate in good faith with each other and such Governmental Entities in connection with the Required Regulatory Filings and obtaining the Required Regulatory Approvals. Each Party will promptly furnish to the other Party such information and assistance as the other may reasonably request in connection with its preparation of any Required Regulatory Filings and will take all other commercially reasonable actions necessary or advisable to cause the expiration or termination of any applicable waiting periods with respect to any Required Regulatory Approval as soon as practicable. Unless prohibited by any applicable Legal Requirement or Governmental Entity, the Company shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Company, copies of any notices or substantive written communications received by such Party or any of its Affiliates from any Governmental Entity with respect to the Transactions, and each Party shall permit counsel to the other Party an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party and/or its Affiliates to any Governmental Entity concerning the Transactions; provided that none of the Parties shall enter

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into any agreement with any Governmental Entity with respect to the Transactions without the written consent of the other Parties. To the extent not prohibited by any applicable Legal Requirement, the Company agrees to provide SPAC and its counsel, and SPAC agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Entity, on the other hand, concerning or in connection with the Transactions. Each of the Company and SPAC may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 7.4(a) as “counsel only” and any such sensitive materials, as well as the information contained therein, shall be provided only to a receiving party’s outside and in-house counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information. No Party shall willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any of the Required Regulatory Approvals.

(b) The Company shall use commercially reasonable efforts to obtain from the ITA the Merger Consideration Tax Ruling, the Tender-Offer Tax Ruling and the Price Adjustment Right Tax Ruling (collectively, the “Specified Governmental Approvals”). SPAC shall reasonably cooperate with the Company with respect to obtaining the Specified Governmental Approvals. Without limiting the generality of the foregoing, as promptly as practicable following the date of this Agreement, the Company shall make all filings, notices, waiver requests, applications and other submissions to the ITA that have not been made prior to the execution of this Agreement and that are necessary or advisable in connection with the Specified Governmental Approvals (the “Specified Filings”). SPAC will promptly furnish to the Company such information and assistance as the Company may reasonably request in connection with its preparation of any Specified Filings (including by providing any required information concerning SPAC Sponsors). Unless prohibited by any applicable Legal Requirement or Governmental Entity, the Company shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Company, copies of any notices or substantive written communications received by such Party or any of its Affiliates from any Governmental Entity with respect to the Specified Governmental Approvals, and each Party shall permit counsel to the other Party an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party and/or its Affiliates to any Governmental Entity concerning the Specified Governmental Approvals, other than any such communications made prior to the execution of this Agreement. Unless prohibited by any applicable Legal Requirement or Governmental Entity, the Company shall keep the SPAC reasonably apprised of the progress with respect to obtaining the Specified Governmental Approvals. In connection with obtaining any Specified Governmental Approval, each of the Company and SPAC may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 7.4(b) as “counsel only” and any such sensitive materials, as well as the information contained therein, shall be provided only to a receiving party’s outside and in-house counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information. No Party shall willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any of the Specified Governmental Approvals.

(c) Nothing in this Section 7.4 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with SPAC’s and the Company’s prior written consent.

(d) Any filing fees required by Governmental Entities, including with respect to the Required Regulatory Approvals, any Specified Governmental Approval or any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, shall be borne entirely by the Company.

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7.5. Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, SPAC will prepare and file with the SEC a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”). SPAC shall provide the Company with a reasonable opportunity to review and comment on the Signing Form 8-K prior to its filing and shall consider such comments in good faith.

(b) Promptly after the execution of this Agreement, SPAC and the Company shall also issue a mutually agreed upon joint press release announcing the execution of this Agreement.

7.6. Confidentiality; Communications Plan; Access to Information.

(a) The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference. As of the Effective Time, the Confidentiality Agreement will automatically terminate; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) SPAC and the Company shall reasonably cooperate to create and implement a mutually agreed upon (such agreement not to be unreasonably withheld, conditioned or delayed) communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, subject to Section 2.1(d), none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by SPAC, or SPAC, in the case of a public announcement by the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) for routine disclosures to Governmental Entities made by the Company in the ordinary course of business; (ii) if such announcement or other communication is required by applicable Legal Requirements (provided that, to the extent permitted by applicable Legal Requirements, the disclosing Party first shall, to the extent reasonably practicable, allow such other Parties to review such public announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith); (iii) in the case of the Company, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to the Company’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iv) in the case of the Company, (A) internal announcements to employees of any of the Group Companies or (B) communications to banks, customers or suppliers of the Group Companies as the Company determines to be reasonably appropriate (such determination to be made by the Company in good faith); (v) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.4 or this Section 7.6(b); (vi) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vii) to enforce any of their respective rights or comply with any of their respective obligations under this Agreement or any other Transaction Agreement.

(c) From the date hereof until the Closing, the Company will use commercially reasonable efforts to afford SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during the Company’s normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Group Companies, as SPAC may reasonably request solely for purposes of facilitating the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such Group Companies; provided, further, that such access may be limited to the extent the Company reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any employee of the Group Company. From the date hereof until the Closing, SPAC will use commercially reasonable efforts to afford the Company and its financial advisors, accountants, counsel and other representatives reasonable access during the Company’s normal business hours, upon reasonable notice, to the properties, books, records and personnel of SPAC, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of SPAC; provided, further, that such access may be limited to the extent SPAC reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any employee of SPAC. Notwithstanding anything to the contrary set forth in this Section 7.6(c), no Party shall be required to take any action, provide any access or furnish any

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information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege, (ii) violate any applicable Legal Requirement, or (iii) violate any Contract to which such Party is a party or bound; provided, that the Parties agree to use commercially reasonable efforts to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in the foregoing clauses (i) through (iii).

7.7. Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, and without limiting the obligations of any Party under Section 7.4, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using commercially reasonable efforts to: (a) cause the conditions set forth in Article VIII to be satisfied prior to the Outside Date; (b) defend any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (c) execute and deliver any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of SPAC, sending a termination letter to Continental Trust substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything herein to the contrary, (i) nothing in this Agreement shall be deemed to require SPAC or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock and (ii) nothing in this Section 7.7 shall prohibit the Company from effecting a Company Change in Recommendation pursuant to Section 7.10(e), submitting a Superior Proposal to the Company Shareholders pursuant to Section 7.10(e) or terminating this Agreement pursuant to Section 9.1(h).

7.8. Company and SPAC Securities Listings.

(a) From the date hereof through the Closing, SPAC shall use its commercially reasonable efforts to ensure that SPAC remains listed as a public company on, and for shares of SPAC Class A Stock and Public Warrants (but, in the case of Public Warrants, only to the extent issued as of the date hereof) to be listed on, NASDAQ. Prior to the Closing Date, SPAC shall cooperate with the Company and use commercially reasonable efforts to take such actions as are reasonably necessary or advisable to cause the shares of SPAC Class A Stock and Public Warrants to be delisted from NASDAQ and deregistered under the Exchange Act as soon as practicable following the Effective Time.

(b) From the date hereof through the Closing, SPAC will use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Legal Requirements.

(c) The Company will use its commercially reasonable efforts to cause: (i) the Company’s initial listing application with NASDAQ in connection with the Transactions to have been approved; (ii) the Company to satisfy all applicable initial listing requirements of NASDAQ; and (iii) the Company Common Shares and the Company Warrants issuable in accordance with this Agreement, including in the Reclassification and in the Merger, to be approved for listing on NASDAQ (and SPAC shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the Proxy Statement/Prospectus Clearance Date, and in any event prior to the Effective Time.

7.9. No Claim Against Trust Account. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind that it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with SPAC; provided that: (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions, or for Intentional Fraud in the making of the representations and warranties in Article V; and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against SPAC’s assets or funds that are not held in the Trust Account.

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7.10. No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate or knowingly encourage any inquiries or proposals by, or provide any information to, any Person (other than SPAC and its Representatives or any of the Company’s Representatives) concerning any Company Acquisition Proposal; (ii) enter into or continue any discussions, negotiations or transactions with or respond to any inquiries or proposals by any Person (other than SPAC and its Representatives or any of the Company’s Representatives) concerning any Company Acquisition Proposal, except to inform such Person of the Company’s obligations under this Section 7.10; or (iii) enter into any agreement regarding any Company Acquisition Proposal. The Company shall, and shall direct its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Acquisition Proposal.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, SPAC shall not, and shall direct the SPAC Sponsors not to, and shall direct its and their Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiries or proposals by, or provide any information to, any Person (other than the Company, Merger Sub and their respective Representatives or any Representative of SPAC or any SPAC Sponsor) concerning any merger, consolidation, purchase of ownership interests or assets of, by or otherwise involving SPAC, or any recapitalization or other business combination transaction involving SPAC (each, a “SPAC Business Combination”); (ii) enter into or continue any discussions, negotiations or transactions with or respond to any inquiries or proposals by any Person (other than the Company and its Representatives or any of SPAC’s Representatives) concerning any SPAC Business Combination, except to inform such Person of SPAC’s obligations under this Section 7.10; (iii) enter into any agreement regarding a SPAC Business Combination; (iv) commence, continue or renew any due diligence investigation regarding a SPAC Business Combination; or (v) prepare or take any steps in connection with an offering of any securities of SPAC (or any Affiliate or successor of SPAC). SPAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.

(c) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Acquisition Proposal (in the case of the Company of any of its Representatives) or SPAC Business Combination (in the case of SPAC or any of its Representatives) (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Acquisition Proposal (in the case of the Company) or SPAC Business Combination (in the case of SPAC) such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission.

(d) Notwithstanding anything to the contrary in Section 7.3 or Section 7.10(a), this Agreement shall not prevent the Company or the Company Board from, prior to obtaining the Company Shareholder Approval:

(i) making any legally required disclosure to Company Shareholders with regard to the Transactions or a Company Acquisition Proposal; provided that this clause (i) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Section 7.10(e);

(ii) making a Company Change in Recommendation (only to the extent permitted by Section 7.10(e));

(iii) contacting and engaging in discussions with any Person or group and their respective Representatives who has made a bona fide written Company Acquisition Proposal after the date hereof that did not result from a material breach of Section 7.10(a), solely for the purpose of clarifying such Company Acquisition Proposal and the terms thereof;

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(iv) (A) contacting and engaging in any negotiations or discussions with any Person and its Representatives who has made a bona fide written Company Acquisition Proposal after the date hereof that did not result from a material breach of Section 7.10(a) (which negotiations or discussions need not be solely for clarification purposes), (B) entering into any confidentiality agreement with the Person making such bona fide written Company Acquisition Proposal on terms not less restrictive with respect to the Person making such Company Acquisition Proposal than those set forth in the Confidentiality Agreement are to SPAC (an “Acceptable Confidentiality Agreement”) and (C) providing access to the Company’s or any of its Subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a Person who has made a bona fide written Company Acquisition Proposal that did not result from a material breach of Section 7.10(a), in each case, if (1) the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Company Acquisition Proposal constitutes or could reasonably be expected to constitute a Superior Proposal and (2) the Company has entered into an Acceptable Confidentiality Agreement with the Person so making such bona fide written Company Acquisition Proposal; provided that the Company shall provide to SPAC any material non-public information or data that is provided to any Person that was not previously made available to SPAC prior to or substantially concurrently with the time it is provided to such Person (and in any event within 24 hours thereof); or

(v) resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses (i) through (iv).

(e) Notwithstanding anything in this Agreement to the contrary, if, after the execution of this Agreement and prior to obtaining the Company Shareholder Approval, the Company or the Company Board receives a bona fide written Company Acquisition Proposal that did not result from a material breach of this Section 7.10 and the Company Board determines, after consultation with its financial advisors and outside counsel, that such Company Acquisition Proposal constitutes a Superior Proposal, then the Company or the Company Board may (i) (A) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, any previous recommendation by the Company or the Company Board of the Transaction or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, such Company Acquisition Proposal (any action described in the foregoing clause (i)(A) or (i)(B), a “Company Change in Recommendation”) or (ii) terminate this Agreement pursuant to Section 9.1(h) to enter into a definitive agreement with respect to such Superior Proposal; provided that the Company shall pay to SPAC the Company Termination Fee (as defined below) required to be paid pursuant to Section 9.1(h) at or prior to the time of such termination (it being understood that such termination shall not be effective unless the Company Termination Fee is so paid); provided, further, that the Company will not be entitled to make a Company Change in Recommendation under this Section 7.10(e) or terminate this Agreement in accordance with Section 9.1(h) unless (x) the Company delivers to SPAC a written notice (a “Superior Proposal Notice”) advising SPAC that the Company Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Company Board and (y) at or after 10:00 a.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Company delivered the Superior Proposal Notice (such period from the time the Superior Proposal Notice is provided until 10:00 a.m. New York City time on the fifth (5th) Business Day immediately following the day on which the Company delivered the Superior Proposal Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional four (4) Business Day (instead of five (5) Business Day) period from the date of such notice), the “Superior Proposal Notice Period”), the Company Board (1) again determines in good faith after consultation with its outside legal counsel and financial advisor that such Company Acquisition Proposal continues to constitute a Superior Proposal, and (2) determines that a failure to make such a Company Change in Recommendation or such a termination of this Agreement would reasonably be expected to be inconsistent with its fiduciary duties under any Legal Requirement, if the adjustments to the terms and conditions of this Agreement proposed by SPAC (if any) during the Superior Proposal Notice Period were to be given effect. If requested by SPAC, the Company will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Superior Proposal Notice Period, engage in good faith negotiations with SPAC and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal would cease to constitute a Superior Proposal.

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(f) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Company Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than SPAC) relating to (A) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) 25% or more of the Outstanding Company Equity Securities or (2) 25% or more (based on the fair market value thereof, as determined by the Company Board) of the assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, (B) other than the Self-Tender Offer, any tender offer or exchange offer that, if consummated, would result in any Person owning, directly or indirectly, 25% or more of the Outstanding Company Equity Securities or (C) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company pursuant to which any Person (other than SPAC) would own, directly or indirectly, 25% or more of the equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, other than, in the case of the foregoing clauses (A), (B) and (C), the Transactions or any such transaction by the Company or its Subsidiaries in the ordinary course of business that would not be a breach of Section 6.1(b)(iii).

(ii) “Superior Proposal” shall mean a bona fide and written Company Acquisition Proposal from any Person (other than SPAC or any other “blank check company” or “special purpose acquisition company”) made after the date hereof (which may be an amendment, revision or modification to an inquiry, proposal or offer submitted or made prior to the date hereof), that (A) did not result from a material breach of this Section 7.10, (B) is either (1) expressly conditioned on the termination of this Agreement or (2) of a nature that would make consummation of both such transaction and the Transactions impracticable or undesirable, (C) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) is reasonably likely to be consummated in accordance with its terms, (D) would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company Shareholders (solely in their capacity as such) or the Company than the Transactions after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and this Agreement and the Transactions (including any offer by SPAC to amend the terms of this Agreement, termination or break-up fee and conditions to consummation), and (E) requires that at least 20% of all consideration payable in connection with the proposed acquisition or purchase be paid in cash; provided that, for purposes of this definition, each reference in the definition of Company Acquisition Proposal to “25%” shall be replaced with a reference to “100%”.

7.11. Trust Account. Upon satisfaction or, to the extent permitted by applicable Legal Requirement, waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental Trust (which notice SPAC shall provide to Continental Trust in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to Continental Trust pursuant to the Trust Agreement to be so delivered, including providing Continental Trust with the Trust Termination Letter; and (ii) shall make all appropriate arrangements to cause Continental Trust to, and Continental Trust shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to each SPAC Stockholder who properly elects to have such SPAC Stockholder’s SPAC Class A Stock redeemed for cash in accordance with the provisions of SPAC’s Governing Documents; (B) to pay all SPAC Transaction Costs and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

7.12. Director and Officer Matters.

(a) The Company and the Surviving Company agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of SPAC (each, together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in its Governing Documents, shall survive the Closing until the six year anniversary of the Closing. For a period of six years from the Closing Date, (i) the Surviving Company shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of SPAC’s Governing Documents as in effect immediately prior to the Closing Date (such provisions, the “D&O Indemnification Provisions”), (ii) the Surviving Company shall not amend, repeal or otherwise modify any such D&O Indemnification Provisions in any manner

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that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party and (iii) the Company shall honor and guarantee all payments required to be made by the Surviving Company with respect to all such D&O Indemnification Provisions; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(b) Prior to the Closing, SPAC shall purchase a pre-paid “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail Policy”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of SPAC currently covered by SPAC’s directors’ and officers’ liability insurance policies on substantially similar terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than those of such policy in effect on the date of this Agreement for the six-year period following the Closing; provided that the aggregate cost of the SPAC D&O Tail Policy shall not exceed three hundred percent (300%) of the most recent aggregate annual premium paid by SPAC prior to the date of this Agreement and, in such event, the Surviving Company shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by SPAC prior to the date of this Agreement. The Surviving Company shall maintain the SPAC D&O Tail Policy in full force and effect for its full term and cause all obligations thereunder to be honored by SPAC, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.12(b).

(c) The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of SPAC, any other indemnification arrangement, any Legal Requirement or otherwise. The provisions of this Section 7.12 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.12.

(d) If the Surviving Company or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 7.12.

7.13. Tax Matters.

(a) Transfer Taxes. Notwithstanding anything herein to the contrary, transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (collectively, “Transfer Taxes”) shall be paid by the Company. Unless otherwise required by applicable Legal Requirement, the Company shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and SPAC shall reasonably cooperate with respect thereto as necessary).

(b) FIRPTA Matters. On the Closing Date, SPAC shall provide the Company with a certificate prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in SPAC is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); provided that notwithstanding anything to the contrary, in the event SPAC fails to deliver such certificate, the Transaction shall nonetheless be able to close and the Company shall be entitled to make a proper withholding of Tax to the extent required by applicable Legal Requirements.

7.14. Subscription Agreements. The Company will not amend the Subscription Agreements or waive any provision thereto in any manner that is material and adverse to SPAC without the prior written consent of SPAC.

7.15. Section 16 Matters. Prior to the Effective Time, the SPAC Board shall take all reasonable steps as may be required or permitted to cause any disposition of the SPAC Shares that occurs or is deemed to occur by reason of or pursuant to the Merger by each director and officer of SPAC who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999.

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7.16. Board of Directors. The Company will use commercially reasonable efforts to take all actions reasonably necessary to, and SPAC shall reasonably cooperate with the Company to, cause the Company Board, immediately after the Effective Time (the “Closing Company Board”) to consist of a number of directors selected by the Company, which shall include (a) one (1) director as the Chief Executive Officer of the Company (the “CEO Director”), (b) at least five (5) directors as non-executive directors designated solely by the Company (the “Company Directors”); provided that at least a majority of the authorized number of the Company Directors shall qualify as “independent directors” pursuant to NASDAQ listing standards and (c) one (1) director as the non-executive director designated solely by SPAC (the “SPAC Director”). The Parties currently expect that the initial SPAC Director will be the individual set forth on Section 7.16 of the SPAC Disclosure Letter. In furtherance of SPAC’s cooperation obligations under the foregoing sentence, prior to the Proxy Statement/Prospectus Clearance Date, SPAC shall provide the Company with a duly completed director questionnaire with respect to the SPAC Director in form and substance reasonably acceptable to the Company along with a biography of the SPAC Director suitable for inclusion in the Proxy Statement/Prospectus. In accordance with the Governing Documents of the Company as in effect as of the Closing, the Parties acknowledge and agree that the Closing Company Board will be a classified board with three (3) classes of directors, with:

(a) a first class of directors (the “Class I Directors”), initially serving a term effective from the Closing until the first annual meeting of the Company Shareholders held after the Closing (but any subsequent Class I Directors serving a three (3)-year term), with one (1) of the Company Directors to serve as a Class I Director;

(b) a second class of directors (the “Class II Directors”), initially serving a term effective from the Closing until the second annual meeting of the Company Shareholders held following the Closing (but any subsequent Class II Directors serving a three (3)-year term), with three (3) of the Company Directors to serve as Class II Directors; and

(c) a third class of directors (the “Class III Directors”), serving a term effective from the Closing until the third annual meeting of the Company Shareholders held following the Closing (and any subsequent Class III Directors serving a three (3)-year term), with the CEO Director, the SPAC Director and one (1) of the Company Directors to serve as Class III Directors.

7.17. Incentive Equity Plan. Prior to the Closing Date, the Company shall approve and adopt, subject to receipt of the Company Shareholder Approval, the “Incentive Equity Plan”, substantially in the form attached hereto as Exhibit C, to hire and incentivize its and its Subsidiaries’ directors, managers, executives and other employees, and at the Closing shall reserve thereunder a total pool of awards of Company Common Shares as set forth in Exhibit C. As soon as practicable following the Closing, the Company shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Company Common Shares issuable under the Incentive Equity Plan.

7.18. Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement, the Company shall use commercially reasonable efforts to obtain from a “big four” accounting firm PCAOB compliant audited financial statements for the Company’s fiscal years ending December 31, 2020 and December 31, 2019, as well as such other financial statements of the Company that are required to be included in the Registration Statement, in each case, that satisfy SEC filing requirements for the Registration Statement (including the Proxy Statement/Prospectus) and are prepared in accordance with IFRS (the “Required Financial Statements”). From the date hereof until the Proxy Statement/Prospectus Clearance Date, the Company will deliver to SPAC accurate copies of any unaudited, unreviewed management accounts and financial statements of the Company that are delivered to the Company Board in the ordinary course of business, with such delivery to occur as and when delivered to the Company Board within a reasonable period of time following the end of each fiscal quarter of the Company ending after the date of this Agreement and prior to the Proxy Statement/Prospectus Clearance Date. The Company makes no representation or warranty to SPAC with respect to the information included in any such management accounts or financial statements.

7.19. Company A&R Articles. By no later than five (5) days prior to the anticipated Closing Date reasonably determined by the Parties in accordance with Section 2.3, the Company shall instruct the registered agent of the Company to file the Company A&R Articles with the Registry of Corporate Affairs of the British Virgin Islands, such that the Company A&R Articles are effective immediately prior to the Closing subject to the consummation of the Transactions.

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7.20. Termination of SPAC Agreements. Prior to the Closing, SPAC shall terminate each agreement listed on Schedule II without any liability being imposed on SPAC or any Group Company.

7.21. Repayment of SPAC Notes. At the Closing, SPAC shall repay all amounts owed under the SPAC Working Capital Notes.

7.22. Disclosure of Certain Matters. Each Party shall promptly provide the other Parties with written notice of: (a) any event, development or condition of which it obtains knowledge that is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

Article VIII

CONDITIONS TO THE TRANSACTION

8.1. Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) At the SPAC Special Meeting (including any adjournments thereof), the SPAC Stockholder Approval shall have been obtained.

(b) The Company Shareholder Approval shall have been obtained.

(c) SPAC shall have at least $5,000,001 of net tangible assets following the SPAC Stockholder Redemption.

(d) There shall not be in effect any injunction or other order of any Governmental Entity of competent jurisdiction prohibiting, enjoining, restricting or making illegal the consummation of the Transactions.

(e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.

(f) The Company Common Shares issuable in the Reclassification (as adjusted by the Stock Split) and the Company Common Shares issuable as the Merger Consideration, as well as the Company Warrants to be issued in connection with the Closing, shall be approved for listing upon the Closing on the NASDAQ (or any other public stock market or exchange in the United States as may be agreed by the Company and SPAC), subject to notice of official issuance.

8.2. Additional Conditions to Obligations of the Company and Merger Sub. The obligations of the Company and Merger Sub to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) (i) The Fundamental Representations of SPAC shall be true and correct in all material respects (without giving effect to any limitation as to “materiality,” “SPAC Material Adverse Effect” or any similar limitation contained therein) at and as of the Closing as though made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained herein) at and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failure of such representations and warranties to be so true and correct, has not had and would not reasonably be expected to have, individually and in the aggregate, a SPAC Material Adverse Effect.

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(b) SPAC shall have performed or complied with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c) Since the date of this Agreement, there shall not have occurred any SPAC Material Adverse Effect that exists as of the Closing.

(d) SPAC shall have delivered to the Company a certificate, signed by an authorized representative of SPAC and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

(e) Available Cash shall equal or exceed $125,000,000.00.

(f) The Company shall have received from the ITA the Price Adjustment Right Tax Ruling.

8.3. Additional Conditions to the Obligations of SPAC. The obligations of SPAC to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by SPAC:

(a) (i) The Fundamental Representations of the Company and Merger Sub shall be true and correct in all material respects (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or any similar limitation contained therein) at and as of the Closing as though made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date) and (ii) all other representations and warranties of the Company and Merger Sub set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) at and as of the Closing as though made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (ii), where any failure of such representations and warranties of the Company to be so true and correct has not had and would not reasonably be expected to have, individually and in the aggregate, a Company Material Adverse Effect; provided that for purposes of this Section 8.3(a), no event that is contemplated by the distribution of the Price Adjustment Rights, Capital Restructuring, Self-Tender Offer or Pre-PIPE Conversion shall be deemed to constitute an inaccuracy in or breach of any such representations and warranties of the Company or Merger Sub.

(b) Each of the Company and Merger Sub shall have performed or complied with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects.

(c) Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that exists as of the Closing.

(d) Available Cash shall equal or exceed $100,000,000.00.

(e) The Company shall have delivered to SPAC a certificate, signed by an authorized representative of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

Article IX

TERMINATION

9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of SPAC and the Company;

(b) by either SPAC or the Company if the Closing shall not have occurred by December 31, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

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(c) by either SPAC or the Company if a Governmental Entity shall have issued any final non-appealable Order, or any applicable Legal Requirement shall be in effect, making the Transaction illegal or permanently prohibiting the Transactions, including the Merger;

(d) by the Company, if any representation or warranty of SPAC set forth in this Agreement was inaccurate as of the date of this Agreement or becomes inaccurate or if SPAC breaches any covenant or agreement set forth in this Agreement, in each case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such inaccuracy or breach; provided that if such inaccuracy or breach by SPAC is curable by SPAC prior to the Outside Date, then the Company must first provide written notice of such inaccuracy or breach and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to SPAC of such inaccuracy or breach; and (ii) the Outside Date; provided, further, that SPAC continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) it shall have materially breached this Agreement such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach and such breach has not been cured or (B) if such breach by SPAC is cured during such 30 day period);

(e) by SPAC, if any representation or warranty of the Company or Merger Sub set forth in this Agreement was inaccurate as of the date of this Agreement or becomes inaccurate or if the Company or Merger Sub breaches any covenant or agreement set forth in this Agreement, in each case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such inaccuracy or breach; provided that if such inaccuracy or breach is curable by the Company or Merger Sub, as applicable, prior to the Outside Date, then SPAC must first provide written notice of such inaccuracy or breach and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) 30 days after delivery of written notice from SPAC to the Company of such inaccuracy or breach; and (ii) the Outside Date; provided, further, that the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that SPAC may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) it shall have materially breached this Agreement such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach and such breach has not been cured; or (B) if such breach by the Company is cured during such 30 day period);

(f) by the Company, if, at the SPAC Special Meeting (after taking into account any adjournments thereof), the SPAC Stockholder Approval is not obtained;

(g) by SPAC, if the Company shall not have obtained the Company Shareholder Approval within five (5) Business Days after the Proxy Statement/Prospectus Mailing Date;

(h) by the Company, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the terms and conditions of Section 7.10(e) and Section 9.2(b);

(i) by SPAC, if the Company Board or any committee thereof makes a Company Change in Recommendation;

(j) by the Company, if the SPAC Board or any committee thereof makes a SPAC Change in Recommendation; and

(k) by SPAC, if the Company has not delivered to SPAC, by July 15, 2021, a signed audit opinion by a “big four” accounting firm with respect to the Required Financial Statements.

9.2. Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event that this Agreement is validly terminated by the Company pursuant to Section 9.1(h), then the Company shall pay $100,000,000 (the “Company Termination Fee”) to SPAC (or one or more of its designees), at or prior to the time of such termination, payable by wire transfer of immediately available funds.

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(c) In the event that this Agreement is validly terminated by SPAC pursuant to Section 9.1(i), then the Company shall pay the Company Termination Fee to SPAC (or one or more of its designees) as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of immediately available funds.

(d) In the event that (i) this Agreement is validly terminated by either SPAC or the Company pursuant to Section 9.1(b) or by SPAC pursuant to Section 9.1(e) or Section 9.1(g), in each case, without the Company Shareholder Approval having been obtained, (ii) before the date of such termination, a Company Acquisition Proposal is publicly announced or disclosed and is not publicly withdrawn as of the date of such termination and (iii) within six (6) months after the date of termination, the Company shall have consummated such Company Acquisition Proposal or entered into a definitive agreement with respect to a Company Acquisition Proposal and such Company Acquisition Proposal is thereafter consummated, then the Company shall pay the Company Termination Fee to SPAC (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two (2) Business Days) after the date on which such Company Acquisition Proposal is consummated, payable by wire transfer of immediately available funds.

(e) The Parties acknowledge and hereby agree that the Company Termination Fee, if, as and when required pursuant to this Section 9.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate SPAC or its designees in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Each of the Company, SPAC and Merger Sub acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement.

(f) Notwithstanding anything to the contrary in this Agreement, the provisions of Section 9.2(b), Section 9.2(c) and Section 9.2(d) providing for the Company Termination Fee shall constitute the sole and exclusive remedy with respect to the circumstances set forth therein.

(g) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.6, Section 7.9, this Section 9.2, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any Willful Breach or Intentional Fraud.

Article X

NO SURVIVAL

10.1. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to Intentional Fraud.

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Article XI

GENERAL PROVISIONS

11.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date of delivery if delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) when sent, if delivered by email (provided that no “error message” or other notification of non-delivery is generated); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to SPAC, to:

c/o SPAC
FinTech Acquisition Corp. V
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

Attention:	Amanda Abrams
Phone:	+215-701-9555
Email:	aabrams@cohenandcompany.com

with a copy to (which shall not constitute notice):

Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626
Attention:	Todd Hentges
Tim Rupp
Phone:	+1-714-830-0631
+1-714-830-0669
Email:	todd.hentges@morganlewis.com
timothy.rupp@morganlewis.com

and

Gornitzky & Co., Advocates and Notaries
Vitania Tel-Aviv Tower
20 Haharash St.
Tel-Aviv, Israel 6761310
Attention:	Chaim Friedland
Timor Belan
Email:	friedland@gornitzky.com
timorb@gornitzky.com

if to the Company or Merger Sub to:

eToro Group Ltd.
30 Sheshet Hayamim St., Bnei Brak, Israel 5120261
Attention:	Yoni Assia
Phone:	+972-73-265-6600
Email:	yoni@etoro.com

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with a copy to (which shall not constitute notice):

eToro Group Ltd.
30 Sheshet Hayamim St., Bnei Brak, Israel 5120261
Attention:	Debbie Kahal
Phone:	+972-73-265-6600
Email:	legal@etoro.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention:	David Goldschmidt
Sven Mickisch
Maxim Mayer-Cesiano
Telephone:	+1-212-735-3574
+1-212-735-3554
+1-212-735-2297
Email:	david.goldschmidt@skadden.com
sven.mickisch@skadden.com
maxim.mayercesiano@skadden.com

and

Meitar | Law Offices
16 Abba Hillel Rd.
Ramat Gan
5250608
Israel
Attention:	Dan Shamgar
Jonathan Irom
Phone:	+972-3-610-3171
+972-3-610-3183
Email:	dshamgar@meitar.com
jonathani@meitar.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2. Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated, the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available,” “provided” or “delivered” mean that the subject documents or other materials were included in and available at the “eToro 2021” online datasite hosted by Intralinks at least one (1) Business Day prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded

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and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day (or, if the applicable period is measured by reference to Israeli Business Days or U.S. Business Days, the next succeeding Israeli Business Day or U.S. Business Day). References to a particular statute or regulation including all rules and regulations promulgated thereunder and any amendment or successor to such statute or regulation. References to a Contracts shall include any amendments thereto. All references to currency amounts in this Agreement shall mean United States dollars. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to amounts and terms, as applicable), but taking into account the circumstances, including restrictions imposed by Legal Requirements and health and safety considerations relating to COVID-19 and any relevant COVID-19 Measures.

11.3. Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in multiple counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

11.4. Entire Agreement; Third Party Beneficiaries. This Agreement, the Company Disclosure Letter, SPAC Disclosure Letter, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 7.12, Section 11.14 and this Section 11.4 (which will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies. Notwithstanding anything to the contrary contained herein, the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce this Section 11.4.

11.5. Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

11.6. Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties agree that each Party shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Annex A-74

11.7. Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

11.8. Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware (or, to the extent that the such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party waives, and shall not assert as a defense in any legal dispute, that: (a) such Party is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Legal Proceeding may not be brought or is not maintainable in such court; (c) such Party’s property is exempt or immune from execution; (d) such Legal Proceeding is brought in an inconvenient forum; or (e) the venue of such Legal Proceeding is improper. Each Party hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT THAT CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

11.9. Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

11.10. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

Annex A-75

11.11. Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

11.12. Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties. No modification, termination, rescission, discharge, or cancellation of this Agreement shall be effective unless in writing signed by the party against whom it is sought to be enforced, or shall affect the right of any party to enforce any claim or right hereunder, whether or not liquidated, where circumstances giving rise to such claim or right occurred prior to the date of such modification, termination, rescission, discharge, or cancellation.

11.13. Waiver. Except as otherwise expressly provided herein, no delay, failure or waiver by any party to exercise any right or remedy under this Agreement and no partial or single exercise of any such right or remedy, will operate to limit, preclude, cancel, waive or otherwise affect such right or remedy, nor will any single or partial exercise of such right or remedy limit, preclude, impair or waive any further exercise of such right or remedy or the exercise of any other right or remedy. For purposes of this Agreement, no course of dealing among any or all of the parties shall operate as a waiver of the rights or remedies hereof. The rights and remedies herein provided are exclusive, and not cumulative, of any rights or remedies provided by applicable Legal Requirement. No provision hereof may be waived otherwise than by a written instrument signed by the party or parties so waiving such provision as contemplated herein.

11.14. Non-Recourse.

(a) This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, SPAC and Merger Sub as named Parties. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of the Company, SPAC or Merger Sub shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

(b) Notwithstanding the foregoing, a Related Party may have (and this Section 11.14 shall no way amend, alter, limit or otherwise effect) obligations under any documents, agreements, or instruments delivered contemporaneously herewith if such Related Party is party to such document, agreement or instrument. Except to the extent otherwise set forth herein, and subject in all cases to the terms and conditions of and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party.

11.15. Legal Representation. The Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Company) (all such parties, the “SPAC Counsel Waiving Parties”), that Morgan, Lewis & Bockius LLP (or any successor) and/or Gornitsky & Co. (“SPAC Counsel”) may represent the stockholders or holders of other equity interests of the SPAC Sponsors or any of its directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “SPAC Counsel WP Group”), in each case, solely in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its prior representation of the SPAC Sponsors, SPAC and its Subsidiaries, or other SPAC Counsel Waiving Parties. The Company, on behalf of itself and the SPAC Counsel Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to SPAC Counsel’s prior representation of the SPAC Sponsors, SPAC and its Subsidiaries, or other SPAC Counsel Waiving Parties. The Company, for itself and the SPAC Counsel Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the SPAC Sponsors, SPAC, or its Subsidiaries, or any other member of the SPAC Counsel WP Group, on the one hand, and SPAC Counsel, on the other hand, made prior to the Closing, in connection with the

Annex A-76

negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Company notwithstanding the Merger, and instead survive, remain with and are controlled by the SPAC Counsel WP Group (the “SPAC Counsel Privileged Communications”), without any waiver thereof. The Company, together with any of its Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the SPAC Counsel Privileged Communications, whether located in the records or email server of the Surviving Company and its Subsidiaries, in any Legal Proceeding against or involving any of the parties after the Closing, and the Company agrees not to assert that any privilege has been waived as to the SPAC Counsel Privileged Communications, by virtue of the Merger.

11.16. Company and SPAC Disclosure Letters. The Company Disclosure Letter and the SPAC Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. Any disclosure made by a party in the Company Disclosure Letter, or SPAC Disclosure Letter, as applicable, or any section thereof, with reference to any section of this Agreement or section of the Company Disclosure Letter, or SPAC Disclosure Letter, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of Company Disclosure Letter, or SPAC Disclosure Letter, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the Company Disclosure Letter, or SPAC Disclosure Letter, as applicable. Certain information set forth in the Company Disclosure Letter, or SPAC Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

[Signature Page Follows]

Annex A-77

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

ETORO GROUP LTD.
By:	/s/ Johnathan Assia
	Name:	Johnathan Assia
	Title:	Chief Executive Officer
By:	/s/ Shalom Berkovitz
	Name:	Shalom Berkovitz
	Title:	Chief Financial Officer & Deputy CEO
BUTTONWOOD MERGER SUB CORP.
By:	/s/ Johnathan Assia
	Name:	Johnathan Assia
	Title:	Chairman and President

[Signature Page to Agreement and Plan of Merger]

Annex A-78

FINTECH ACQUISITION CORP. V
By:	/s/ James J. McEntee, III
	Name:	James J. McEntee, III
	Title:	President and Secretary

[Signature Page to Agreement and Plan of Merger]

Annex A-79

SCHEDULE I

COMPANY VOTING AGREEMENT SIGNATORIES

Annex A-80

SCHEDULE II

TERMINATION OF SPAC AGREEMENTS

Annex A-81

EXHIBIT A

SPAC VOTING AGREEMENT

Filed as Exhibit 10.2 to the Current Report to Form 8-K to which this Agreement is filed as Exhibit 2.1.

Annex A-82

EXHIBIT B

FORM OF COMPANY VOTING AGREEMENT

Filed as Exhibit 10.3 to the Current Report to Form 8-K to which this Agreement is filed as Exhibit 2.1.

Annex A-83

EXHIBIT C

FORM OF INCENTIVE EQUITY PLAN

Annex A-84

EXHIBIT D

FORM OF REGISTRATION RIGHTS AGREEMENT

Filed as Exhibit 10.6 to the Current Report to Form 8-K to which this Agreement is filed as Exhibit 2.1.

Annex A-85

EXHIBIT E

IRA AMENDMENT

Annex A-86

EXHIBIT F

ROFR/CO-SALE AMENDMENT

Annex A-87

EXHIBIT G

VOTING AMENDMENT

Annex A-88

EXHIBIT H

FORM OF LOCK-UP AGREEMENTS

Filed as Exhibit 10.4 to the Current Report to Form 8-K to which this Agreement is filed as Exhibit 2.1.

Annex A-89

EXHIBIT I

FORM OF AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

Annex A-90

EXHIBIT J

PRICE ADJUSTMENT RIGHT TERM SHEET

Annex A-91

EXHIBIT K

FORM OF CERTIFICATE OF MERGER

Annex A-92

EXHIBIT L

FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING COMPANY

Annex A-93

Annex B

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FINTECH ACQUISITION CORP. V

FinTech Acquisition Corp. V, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.      The name of the Corporation is “FinTech Acquisition Corp. V.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on April 22, 2019, as amended on June 27, 2019, and as further amended on October 13, 2020 (the “Original Certificate as Amended”).

2.      This Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate as Amended, was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

3.      This Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

4.      Certain capitalized terms used in this Amended and Restated Certificate are defined where appropriate herein.

5.      The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:

Article I. NAME

The name of the corporation is FinTech Acquisition Corp. V.

Article II. PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).

Article III. REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is Rodney Square, 1000 North King Street, City of Wilmington, County of New Castle, State of Delaware 19801, and the name of the Corporation’s registered agent at such address is Corporation Guarantee and Trust Company.

Article IV. CAPITALIZATION

Section 4.01 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation shall have authority to issue is 111,000,000, of which (a) 110,000,000 shares shall be Common Stock, including (i) 100,000,000 shares of Class A Common Stock and (ii) 10,000,000 shares of Class B Common Stock, and (b) 1,000,000 shares shall be Preferred Stock.

Section 4.02 Preferred Stock. Subject to Article IX hereof, the Preferred Stock may be issued from time to time in one or more series. The Board is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of

Annex B-1

Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

Section 4.03 Common Stock.

(a)     Voting.

i.       Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation and Section 9.09 hereof), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

ii.      Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

iii.     Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation and Section 9.09), at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(b)     Class B Common Stock.

i.       Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) and shall automatically convert into Class A Common Stock on the closing of the Business Combination.

ii.      Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A Common Stock, or Equity-linked Securities (as defined below), are issued or deemed issued in excess of the amounts sold in the Corporation’s initial public offering of securities (the “Offering”) and related to the closing of the initial Business Combination, all issued and outstanding shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock at the time of the closing of the initial Business Combination at a ratio for which:

•        the numerator shall be equal to the sum of 25% of (A) all shares of Class A Common Stock issued or issuable (upon the conversion or exercise of any Equity-linked Securities or otherwise) by the Corporation, related to or in connection with the consummation of the initial Business Combination (excluding any securities issued or issuable to any seller in the initial Business Combination) plus (B) the number of shares of Class B Common Stock issued and outstanding prior to the closing of the initial Business Combination; and

•        the denominator shall be the number of shares of Class B Common Stock issued and outstanding prior to the closing of the initial Business Combination.

Annex B-2

As used herein, the term “Equity-linked Securities” means any securities of the Corporation which are convertible into or exchangeable or exercisable for Common Stock.

Notwithstanding anything to the contrary contained herein, (i) the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A Common Stock or Equity-linked Securities by the written consent or agreement of holders of a majority of the shares of Class B Common Stock then outstanding consenting or agreeing separately as a single class, and (ii) in no event may the Class B Common Stock convert into Class A Common Stock at a ratio that is less than one-for-one.

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A Common Stock into a greater or lesser number of shares occurring after the original filing of this Amended and Restated Certificate without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class B Common Stock.

Each share of Class B Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this Section 4.03(b). The pro rata share for each holder of Class B Common Stock will be determined as follows: Each share of Class B Common Stock shall convert into such number of shares of Class A Common Stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Class A Common Stock into which all of the issued and outstanding shares of Class B Common Stock shall be converted pursuant to this Section 4.03(b) and the denominator of which shall be the total number of issued and outstanding shares of Class B Common Stock at the time of conversion.

iii.     Voting.    Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), for so long as any shares of Class B Common Stock shall remain outstanding, the Corporation shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of this Amended and Restated Certificate, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Class B Common Stock shall, to the extent required by law, be given to those holders of Class B Common Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Class B Common Stock to take the action were delivered to the Corporation.

(c)     Dividends.    Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Annex B-3

(d)     Liquidation, Dissolution or Winding Up of the Corporation.    Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock (on an as converted basis with respect to the Class B Common Stock) held by them.

Section 4.04 Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is hereby expressly authorized to provide for the issuance of such rights, warrants and options and to establish from time to time the number of such rights, warrants and options to be issued and to fix the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

Article V. BOARD OF DIRECTORS

Section 5.01 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Bylaws (“Bylaws”) of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate and any Bylaws adopted by the stockholders.

Section 5.02 Number, Election and Term.

(a) The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

(b) Subject to Section 5.05 hereof, the Board shall be divided into two classes, as nearly equal in number as possible and designated Class I and Class II. The Board is authorized to assign members of the Board already in office to Class I or Class II. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate and the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, successors to the class of directors whose term expires at that annual meeting shall be elected for a two-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.05 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

(c) Subject to Section 5.05 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d) Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Annex B-4

Section 5.03 Newly Created Directorships and Vacancies. Subject to Section 5.05 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.04 Removal. Subject to Section 5.05 hereof and except as otherwise required by this Amended and Restated Certificate (including Section 9.09 hereof), any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.05 Preferred Stock — Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate or any Preferred Stock Designation and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

Article VI. BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders upon obtaining (i) the affirmative vote of the holders of at least a majority of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, and (ii) any other vote of the holders of any class or series of capital stock of the Corporation required by applicable law, this Amended and Restated Certificate, by any Preferred Stock Designation or the Bylaws; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Article VII. MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.01 Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the stockholders shall have no right to call a special meeting. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.

Section 7.02 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.03 Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation), subsequent to the consummation of the Offering, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders other than with respect to our Class B Common Stock with respect to which action may be taken by written consent.

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Article VIII. LIMITED LIABILITY; INDEMNIFICATION

Section 8.01 Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.02 Indemnification and Advancement of Expenses.

(a)     To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.02 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.02 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.02(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)     The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.02 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)     Any repeal or amendment of this Section 8.02 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.02, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

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(d)     This Section 8.02 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

Article IX. BUSINESS COMBINATION REQUIREMENTS; EXISTENCE

Section 9.01 General.

(a) The provisions of this Article IX shall apply during the period commencing upon the effectiveness of this Amended and Restated Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this Article IX shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of the Common Stock.

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2020, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay franchise and income taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 24 months from the closing of the Offering and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of the Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.07). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are FinTech Investor Holdings V, LLC or FinTech Masala Advisors V, LLC (the “Sponsor”) or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

Section 9.02 Redemption Rights.

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all Public Stockholders with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.02(b) and 9.02(c) hereof (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 9.02(b) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem Offering Shares to the extent that such redemption would result in the Corporation’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor rule) in excess of $5,000,000 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the initial Business Combination upon consummation of the initial Business Combination (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

(b) If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (or any successor rules or regulations) and filing proxy materials with the SEC, the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.02(a) hereof, pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rules or regulations) (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A

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of the Exchange Act (or any successor rules or regulations) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed initial Business Combination, or the Corporation decides to submit the proposed initial Business Combination to the stockholders for their approval for business or other legal reasons, the Corporation shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.02(a) hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules), at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Section 9.02(b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including any amounts representing interest earned on the Trust Account, less interest previously released to, or reserved for use by, the Corporation to pay franchise and income taxes, by (ii) the total number of then outstanding Offering Shares. If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights shall be equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including any amounts representing interest earned on the Trust Account, less interest previously released to, or reserved for use by, the Corporation to pay franchise and income taxes, by (b) the total number of then outstanding Offering Shares.

(c) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to more than an aggregate of 15.0% of the Offering Shares without the prior consent of the Corporation.

(d) In the event that the Corporation has not consummated an initial Business Combination within 24 months from the closing of the Offering, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but in any event no later than ten (10) business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less interest previously released to, or reserved for use by, the Corporation in an amount up to $100,000 to pay dissolution expenses and less any other interest released to, or reserved for use by, the Corporation to pay franchise and income taxes, by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination and (ii) the Redemption Limitation is not exceeded.

(f) If the Corporation conducts a tender offer pursuant to Section 9.02(b), the Corporation shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.

Section 9.03 Distributions from the Trust Account.

(a) A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in Sections 9.02(a), 9.02(b), 9.02(d) and 9.07 hereof. In no other circumstances shall a Public Stockholder have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public Stockholder shall have any interest in or to the Trust Account.

Annex B-8

(b) Each Public Stockholder that does not exercise Redemption Rights shall retain its interest in the Corporation and shall be deemed to have given its consent to the release of the remaining funds in the Trust Account to the Corporation and, following payment to any Public Stockholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to the Corporation.

(c) The exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy materials sent to the Public Stockholders relating to the proposed initial Business Combination. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practicable after the consummation of the initial Business Combination.

Section 9.04 Share Issuances. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation or any debt securities that would entitle the holders thereof to receive funds from the Trust Account or vote on any initial Business Combination, on any pre-Business Combination activity or on any amendment to this Article IX.

Section 9.05 Transactions with Affiliates. In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with the Sponsor, or the directors or officers of the Corporation, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent accounting firm or an independent investment banking firm that is a member of the Financial Industry Regulatory Authority that such Business Combination is fair to the Corporation from a financial point of view.

Section 9.06 No Transactions with Other Blank Check Companies. The Corporation shall not enter into an initial Business Combination with another blank check company or a similar company with nominal operations.

Section 9.07 Additional Redemption Rights. If, in accordance with Section 9.01(a), any amendment is made to Section 9.02(d) to modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within 24 months from the date of the closing of the Offering, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less any interest previously released to, or reserved for use by, the Corporation to pay franchise and income taxes, divided by the number of then outstanding Offering Shares; provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.

Section 9.08 Minimum Value of Target. So long as the Corporation’s securities are listed on the Nasdaq or another national securities exchange, the Corporation’s initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Corporation signs a definitive agreement to enter into the initial Business Combination.

Section 9.09 Appointment and Removal of Directors. Notwithstanding any other provision in this Amended and Restated Certificate, prior to the closing of the initial Business Combination, the holders of Class B Common Stock shall have the exclusive right to elect and remove any director, and the holders of Class A Common Stock shall have no right to vote on the election or removal of any director. This Section 9.09 may be amended only by a resolution passed by holders of at least 90% of the outstanding Common Stock entitled to vote thereon.

Article X. CORPORATE OPPORTUNITY

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Amended and Restated Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation

Annex B-9

and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

Article XI. AMENDMENT OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate or any Preferred Stock Designation, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI; provided, however, that Article IX of this Amended and Restated Certificate may be amended only as provided therein.

ARTICLE XII. EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 12.01 Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction or (D) any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction.

Section 12.02 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.01 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.01 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 12.03 Severability. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

[SIGNATURE PAGE FOLLOWS]

Annex B-10

IN WITNESS WHEREOF, FinTech Acquisition Corp. V has caused this Amended and Restated Certificate of Incorporation to be duly executed in its name and on its behalf as of the day of , 2020.

FINTECH ACQUISITION CORP. V
By:
Name: James J. McEntee, III
Title: President and Secretary

[Signature Page to FinTech V Amended and Restated Certificate of Incorporation]

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Annex C

[TO COME]

Annex C-1

Annex D

JMP

March 16, 2021

PERSONAL AND CONFIDENTIAL

The Board of Directors
Fintech Acquisition Corp. V
2929 Arch Street, Suite 1703
Philadelphia, Pennsylvania 19104-2870

Members of the Board of Directors of Fintech Acquisition Corp. V:

We understand that eToro Group Limited, a British Virgin Islands company (the “Company”), Fintech Acquisition Corp V, a Delaware corporation (“FTV”), and Buttonwood Merger Sub Corp., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), which provides, among other things, for the merger of Merger Sub with and into FTV (the “Merger”), as a result of which FTV will become a direct wholly-owned subsidiary of the Company.

Pursuant to the Agreement, (i) after giving effect to the Sponsor Forfeiture (as defined below), each outstanding share of the 10,000,000 authorized shares of Class B common stock, par value $0.0001 per share, of FTV (“SPAC Class B Stock”) issued and outstanding immediately prior to the Effective Time other than Excluded Shares, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Agreement, shall be converted into and shall for all purposes represent only the right to receive one common share, no par value, of the Company (a “Company Common Share”) (but not any rights to receive, without any further action required by the holders of such rights, in the aggregate, up to an additional 40,000,000 Company Common Shares on the terms described in the Agreement (the “Price Adjustment Rights”)) (the “Per Share Merger Consideration”), (ii) each share of the 100,000,000 authorized shares of Class A common stock, par value $0.0001 per share, of FTV (“SPAC Class A Stock”) issued and outstanding immediately prior to the Effective Time (after giving effect to the SPAC Stockholder Redemption) other than Excluded Shares, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Agreement, shall be converted into and shall for all purposes represent only the right to receive the Per Share Merger Consideration (the aggregate number of Company Common Shares into which shares of SPAC Class A Stock and shares of SPAC Class B Stock are converted into pursuant to the Agreement, the “Merger Consideration”) and (iii) all of the shares of SPAC Class A Stock and SPAC Class B Stock converted into the right to receive the Merger Consideration shall no longer be outstanding and shall cease to exist, and each holder of any shares of SPAC Class A Stock or SPAC Class B Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable portion of the Merger Consideration into which such shares of SPAC Class A Stock and SPAC Class B Stock shall have been converted.

In addition, we understand that pursuant to or as contemplated by the Agreement, immediately prior to the Effective Time, subject to the receipt of the Company Shareholder Approval, (i) each Company Preferred Share will be converted (the “Conversion”) into Company Common Shares in accordance with, and based on the applicable conversion ratio set forth in, the Current Company Articles, (ii) immediately following the Conversion, all outstanding Company Common Shares, and all Company Common Shares underlying the Vested Company Options, will be reclassified into (a) Company Common Shares and (b) Price Adjustment Rights (the “Reclassification”), (iii) immediately following the Reclassification, the Company will effect a stock split of each then outstanding Company Common Share, and each Company Common Share underlying any Company Options, into such number of Company Common Shares calculated in accordance with the Agreement (the “Stock Split” and, together with the Conversion and the Reclassification, the “Capital Restructuring”), and (iv) the Company may elect to commence a tender offer (as it may be amended from time to time in accordance with the Agreement, the “Self-Tender Offer”).

In addition, we understand that simultaneously with the execution and delivery of the Agreement, (i) the Company has entered into a commitment letter with the SPAC Sponsors and certain other Persons, pursuant to which, immediately prior to the Effective Time, but after giving effect to the Capital Restructuring, such investors may

Annex D-1

be required to purchase Company Common Shares at a purchase price of $10.00 per share, (ii) the Company has entered into subscription agreements with certain investors, pursuant to which, immediately prior to the Effective Time, but after giving effect to the Capital Restructuring, such investors will purchase from the Company newly issued Company Common Shares and (iii) the Company and the SPAC Sponsors are entering into that certain Sponsor Agreement, pursuant to which, the SPAC Sponsors have agreed to, among other things, (a) forfeit and surrender to FTV certain shares of SPAC Class B Stock and the Private Placement Warrants (the “Sponsor Forfeiture”) and (b) subject certain of its shares of SPAC Class A Stock and SPAC Class B Stock, held by any SPAC Sponsor immediately prior to the Effective Time, but after giving effect to the Sponsor Forfeiture, to the transfer restrictions set forth therein.

The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms used herein shall have the meanings used in the Agreement, unless otherwise defined herein.

You have asked for our opinion as to whether the Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to FTV and its stockholders.

For purposes of the opinion set forth herein, we have:

(i)     reviewed certain publicly available financial statements and certain other business and financial information relating to the Company furnished to JMP Securities LLC (“JMP”);

(ii)    reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)   reviewed certain financial forecasts prepared by the management of the Company;

(iv)   compared the financial performance of the Company with that of certain other publicly traded companies that we believe are generally comparable to the Company;

(v)    reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving companies in lines of business that we believe are generally comparable to the Company;

(vi)   participated in discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company;

(vii)  reviewed the Agreement draft dated as of March 11, 2021 and certain related documents; and

(viii) performed such other analysis and considered such other factors as we deemed appropriate.

In conducting our review and arriving at our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all information and data that was publicly available or furnished to or otherwise reviewed by or discussed with us. We have further relied upon the assurance of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts of the Company, the management of the Company has advised us, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and other matters covered thereby. We have not been engaged to assess the reasonableness or achievability of such forecasts or the assumptions on which they were based and express no view as to such forecasts or assumptions.

For purposes of rendering our opinion, we have assumed that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will not vary materially from the last draft Agreement reviewed by us and that the Merger will be consummated substantially on the terms described in such draft, without any amendment or waiver of material terms or conditions. We have also assumed that all necessary governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining those consents and approvals no costs or restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. We express no opinion as to the Price Adjustment Right or any additional consideration that may be issuable thereunder.

Annex D-2

We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We are not in the business of appraising tangible assets and have not made any independent valuation or appraisal of any or all of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company, nor have we been furnished with any such valuations or appraisals. In addition, we have not evaluated the solvency of any party to the Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We were not requested to consider, and our opinion does not address, FTV’s underlying business decision to enter into the Agreement and pursue the Merger, or the relative merits of the Merger as compared to any alternative business strategies that might exist for FTV or the effect of any other transaction in which FTV might engage. We are not requested to consider, and our opinion does not address, the non-financial terms of the Agreement or the Merger, nor does it address the terms of any of the related agreements or transactions to be entered into or consummated by the parties. Our opinion addresses only the Merger Consideration in the Merger. We were not requested to consider, and our opinion does not address, the fairness of any consideration to be received in the Merger or the Self-Tender Offer by the holders of any other class or series of capital stock, creditors or other constituencies of the Company, the allocation of the Merger Consideration amongst the holders of any class or series of capital stock, creditors or other constituencies of the Company, or the conversion ratio pursuant to the Agreement for any class or series of capital stock. Furthermore, we express no opinion with respect to the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration or otherwise, or with respect to the fairness of any such compensation.

We, as part of our investment banking business, are customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.

We have acted as financial advisor to FTV in connection with the Merger and will receive a fee for our services, a portion of which is payable for providing this opinion and a portion of which will become payable only if the Merger is consummated. In addition, FTV has agreed to indemnify us against certain liabilities arising out of our engagement. In addition, we are acting as capital markets advisor to an affiliate of FTV in connection with the announced business combination with Perella Weinberg Partners. We may also provide financial advisory or other services to FTV, the Company or their respective affiliates in the future. In connection with the foregoing, we have received, and may receive, compensation.

In the ordinary course of our trading, brokerage, investment management and financing activities, we or our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities of other companies or any currency that may be involved in the Merger. In the future, we may maintain other relationships with, and provide advisory and other services to FTV and its respective affiliates, and may receive fees for providing such services.

This opinion is given at the request of, and is intended for the benefit and use of, the Board of Directors of FTV in connection with its consideration of the Merger, and it is not intended to be and does not constitute a recommendation to any shareholder of FTV as to how such shareholder should vote or act on any matter relating to the Merger. This opinion shall not be used for any other purpose, and may not be disseminated, reproduced, quoted from or referred to at any time, without our prior written approval; provided that this opinion may be included in its entirety in any proxy statement, information statement or solicitation/recommendation statement on Schedule 14d-9 required to be delivered to FTV’s stockholders in connection with the Merger, and provided further that we shall have a reasonable opportunity to review, comment on and approve any summary of or reference to this opinion contained in such statements in advance of any such delivery.

The issuance of this opinion was approved by our fairness opinion review committee.

Annex D-3

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration is fair, from a financial point of view, to FTV and its stockholders.

Very truly yours,
/s/ JMP Securities LLC
JMP SECURITIES LLC

Annex D-4

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

eToro’s current articles include provisions under which directors and any person who is or was, at the request of eToro, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise are or may be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings to which they were a party or were threatened to be made a party by reason of the fact that the person is or was a director of eToro, unless such losses or damages arise through the failure of such directors to act honestly, in good faith and in what the director believed to be the best interests of eToro and in the context of criminal proceedings, that the director had no reasonable cause to believe that their conduct was unlawful.

eToro may purchase and maintain insurance in relation to any person who is or was a director of eToro, or who at the request of eToro is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not eToro has or would have had the power to indemnify the person.

Item 21.     Exhibits and financial statements schedules

(a)     Exhibits.

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of March 16, 2021, by and among eToro, FTV and merger sub (included as Annex A to the proxy statement/prospectus).
3.1*	Amended and Restated Memorandum and Articles of Association, dated as of February 19, 2021.
3.2**	Form of Amended and Restated Memorandum and Articles of Association of eToro (to be effective upon consummation of the merger) (included as Annex C to the proxy statement/prospectus).
4.1	Specimen Unit Certificate of FTV (incorporated by reference to Exhibit 4.1 of FTV’s Amendment No. 2 to Form S-1 filed with the SEC on November 27, 2020).
4.2	Specimen Class A Common Stock Certificate of FTV (incorporated by reference to Exhibit 4.2 of FTV’s Amendment No. 2 to Form S-1 filed with the SEC on November 27, 2020).
4.3	Specimen Warrant Certificate of FTV (incorporated by reference to Exhibit 4.3 of FTV’s Amendment No. 2 to Form S-1 filed with the SEC on November 27, 2020).
4.4

Warrant Agreement, dated as of December 3, 2020, between Continental Stock Transfer & Trust Company and FTV (incorporated by reference to Exhibit 4.1 of FTV’s Current Report on Form 8-K filed with the SEC on December 9, 2020).

4.5**	Specimen Common Share Certificate of eToro.
4.6**	Specimen Warrant Certificate of eToro.
4.7**	Form of Assignment, Assumption and Amendment Agreement, by and among eToro, FTV and Continental Stock Transfer & Trust Company.
4.8

Form of Registration Rights Agreement, by and among eToro, FTV and the securityholders who have executed a signature page or Joinder Agreement (incorporated by reference to Exhibit 10.6 of FTV’s Current Report on Form 8-K filed with the SEC on March 16, 2021).

5.1**	Opinion of Appleby (BVI) Limited as to the validity of eToro common shares and eToro warrants to be issued.
10.1

Investment Management Trust Agreement, dated as of April 30, 2020, by and between Continental Stock & Trust Company and FTV (incorporated by reference to Exhibit 10.1 of FTV’s Amendment No. 2 to Form S-1 filed with the SEC on November 27, 2020).

Exhibit Number	Description
10.2

Administrative Services Agreement, dated as of April 30, 2020, by and between FTV and Ocelot Capital Management LLC (incorporated by reference to Exhibit 10.7 of FTV’s Amendment No. 2 to Form S-1 filed with the SEC on November 27, 2020).

10.3

Sponsor Commitment Letter Agreement, dated as of March 16, 2021, by and among FinTech Investor Holdings V, LLC, FinTech Masala Advisors V, LLC and Cohen Sponsor Interests V, LLC (incorporated by reference to Exhibit 10.1 of FTV’s Current Report on Form 8-K filed with the SEC on March 16, 2021).

10.4

Form of SPAC Voting Agreement, dated as of March 16, 2021, by and among FinTech Investor Holdings V, LLC, FinTech Masala Advisors V, LLC and eToro (incorporated by reference to Exhibit 10.2 of FTV’s Current Report on Form 8-K filed with the SEC on March 16, 2021)

10.5

Form of Company Voting Agreement, dated as of March 16, 2021, by and among shareholders of eToro and FTV party thereto (incorporated by reference to Exhibit 10.3 of FTV’s Current Report on Form 8-K filed with the SEC on March 16, 2021)

10.6

Sponsor Share Surrender and Share Restriction Agreement, dated as of March 16, 2021, by and among eToro, Sponsors, FTV and the other persons party to that certain letter agreement dated December 3, 2020 (incorporated by reference to Exhibit 10.5 of FTV’s Current Report on Form 8-K filed with the SEC on March 16, 2021).

10.7

Form of Subscription Agreement, dated as of March 16, 2021, by and among eToro and the investors party thereto (incorporated by reference to Exhibit 10.7 of FTV’s Current Report on Form 8-K filed with the SEC on March 16, 2021).

10.8**††	Form of 2021 Share Incentive Plan of eToro.
10.9**	Form of Director Indemnification Agreement.
10.10**	Price Adjustment Rights Plan of eToro.
21.1*	List of subsidiaries of eToro.
23.2**	Consent of WithumSmith+Brown, PC, independent registered accounting firm for FTV.
23.3**	Consent of Appleby (BVI) Limited (included in Exhibit 5.1).
23.4**	Consent of JMP Securities LLC, financial advisor to FTV.
24.1**	Power of Attorney (included on signature page to the initial filing of the Registration Statement).
99.1**	Form of Proxy for Special Meeting.
99.2**	Consent of Betsey Cohen (Director Nominee).

____________

*        Previously filed.

**      To be filed by amendment.

†        Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††      Indicates a management contract or compensatory plan.

Item 22.     Undertakings

The undersigned registrant hereby undertakes:

•        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•        To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•        To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

•        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

•        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof;

•        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

•        To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•        Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•        Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel, on the 14th day of May, 2021.

ETORO GROUP LTD.

By:
	Name:	Johnathan Alexander Assia
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Johnathan Alexander Assia and Shalom Berkovitz, each acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of eToro Group Ltd., and to file the same, with all exhibits thereto, and other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE
	Chief Executive Officer	June [•], 2021
Johnathan Alexander Assia	(Principal Executive Officer)
	Executive Director	June [•], 2021
Ronen Assia	(Principal Executive Officer)
	Chief Financial Officer	June [•], 2021
Shalom Berkovitz	(Principal Financial Officer)
	Vice President, Finance	June [•], 2021
Meron Shani	(Principal Controller)
	Board Member	June [•], 2021
Santo Politi
	Board Member	June [•], 2021
Avner Stepak
	Board Member	June [•], 2021
Eddy Shalev

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the U.S. of eToro Group Ltd. has signed this registration statement on 14, 2021.

ETORO USA LLC

By:
Name: Johnathan Alexander Assia
Title: Director